Form 10-K405, Exhibit 13
period 1995-12-31
CRAWFORD & CO
filed 1996-03-27
CIK 25475

                                                                    EXHIBIT 13.1

CONSOLIDATED STATEMENTS OF INCOME


                                                                 1995               1994                1993

For the years ended December 31, 1995, 1994 and 1993                       in thousands of dollars
                                                                        except share and per share data

     REVENUES                                                 $  607,577          $  587,781         $  576,298
                                                              ----------          ----------         ----------
     COSTS AND EXPENSES:
       Costs of services provided, less
         reimbursed expenses of $34,025
         in 1995, $31,751 in 1994 and
         $31,657 in 1993                                         439,029             421,047            408,737

       Selling, general and
         administrative expenses                                 108,168              98,683            102,711
                                                              ----------          ----------         ----------

                                                                 547,197             519,730            511,448
                                                              ----------          ----------         ----------

     INCOME BEFORE INCOME TAXES                                   60,380              68,051             64,850

     INCOME TAXES                                                 24,360              27,450             26,800
                                                              ----------          ----------         ----------
     INCOME BEFORE CUMULATIVE EFFECTS
       OF ACCOUNTING CHANGES                                      36,020              40,601             38,050

     CUMULATIVE EFFECTS OF
       ACCOUNTING CHANGES                                          --                   --               (2,575)

     NET INCOME                                               $   36,020          $   40,601         $   35,475
                                                              ==========          ==========         ==========

     PER SHARE AMOUNTS:
       Income before cumulative effects
         of accounting changes                                $     1.03          $     1.14         $     1.06

       Cumulative effects of
         accounting changes                                       --                    --                (0.07)
                                                              ----------          ----------         ----------

       Net income                                             $     1.03          $     1.14         $     0.99
                                                              ==========          ==========         ==========
     CASH DIVIDENDS PER SHARE:
       Class A Common Stock                                   $     0.58          $     0.56         $     0.52
                                                              ==========          ==========         ==========
       Class B Common Stock                                   $     0.54          $     0.50         $     0.44
                                                              ==========          ==========         ==========
     WEIGHTED AVERAGE
       SHARES OUTSTANDING                                     34,851,425          35,723,496         35,984,448
                                                              ==========          ==========         ==========


--------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                                          Crawford & Company| 13

CONSOLIDATED BALANCE SHEETS


                                                                              1995          1994

                                                                            in thousands of dollars

December 31, 1995 and 1994

    ASSETS

    CURRENT ASSETS:
      Cash and cash equivalents                                             $ 40,802       $ 38,968
      Short-term investments, at fair value                                    5,596         18,766
      Accounts receivable, less allowance for doubtful
        accounts of $10,303 in 1995 and $10,220 in 1994                      111,636        104,942
      Unbilled revenues, at estimated billable amounts                        60,486         59,601
      Prepaid income taxes                                                     6,115          5,634
      Prepaid expenses and other current assets                                9,745          9,215
                                                                            --------       --------

                TOTAL CURRENT ASSETS                                         234,380        237,126
                                                                            --------       --------

    PROPERTY AND EQUIPMENT, AT COST:
      Furniture and fixtures                                                  52,504         48,623
      Data processing equipment                                               48,607         44,186
      Automobiles                                                              2,169          2,358
      Buildings and improvements                                              15,928         15,247
      Land                                                                     2,099          2,099
                                                                            --------       --------
                                                                             121,307        112,513

      Less accumulated depreciation and amortization                         (84,859)       (75,065)
                                                                            --------       --------
                NET PROPERTY AND EQUIPMENT                                    36,448         37,448
                                                                            --------       --------

    OTHER ASSETS:
      Intangible assets arising from acquisitions,
        less accumulated amortization of $7,596 in
        1995 and $5,833 in 1994                                               55,731         51,684
      Prepaid pension obligation                                              34,243         23,500

      Other                                                                    6,181          6,623
                                                                            --------       --------
                TOTAL OTHER ASSETS                                            96,155         81,807
                                                                            --------       --------
                                                                            $366,983       $356,381
                                                                            ========       ========

--------------------------------------------------------------------------------

The accompanying notes are an integral part of these balance sheets.

14 |Crawford & Company

                                                                     1995            1994

                                                                  in thousands of dollars

LIABILITIES AND SHAREHOLDERS' INVESTMENT

   CURRENT LIABILITIES:
     Short-term borrowings                                         $ 10,154        $  9,123
     Accounts payable                                                12,366          10,999
     Accrued compensation and related costs                          26,764          34,837
     Other accrued liabilities                                       29,394          28,438
     Deferred revenues                                               15,504          16,642
     Current installments of long-term debt                             872           1,298
                                                                   --------        --------

               TOTAL CURRENT LIABILITIES                             95,054         101,337
                                                                   --------        --------
   NONCURRENT LIABILITIES:
     Long-term debt, less current installments                        9,412           9,962
     Deferred income taxes                                           14,854           8,207
     Deferred revenues                                               10,498           9,172
     Postretirement medical benefit obligation                        7,938           7,440
     Self-insured risks                                               7,347           7,110
     Other                                                            1,020             -
                                                                   --------        --------

               TOTAL NONCURRENT LIABILITIES                          51,069          41,891
                                                                   --------        --------
   SHAREHOLDERS' INVESTMENT:
     Class A Common Stock, $1.00 par value;
       50,000,000 shares authorized; 17,229,986 and
       17,449,130 shares issued in 1995 and 1994,
       respectively                                                  17,230          17,449
     Class B Common Stock, $1.00 par value;
       50,000,000 shares authorized; 17,297,730 and
       17,580,213 shares issued in 1995 and 1994,
       respectively                                                  17,298          17,580
     Retained earnings                                              189,294         180,772

     Cumulative translation adjustment                               (2,962)         (2,648)
                                                                   --------        --------

               TOTAL SHAREHOLDERS' INVESTMENT                       220,860         213,153
                                                                   --------        --------
                                                                   $366,983        $356,381
                                                                   ========        ========

--------------------------------------------------------------------------------

                                                          Crawford & Company| 15

             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT





For the years ended December 31, 1995, 1994 and 1993              in thousands of dollars


                                              Common Stock            Additional                    Cumulative
                                        Class A         Class B         Paid-In        Retained     Translation
                                       Nonvoting         Voting         Capital        Earnings      Adjustment
BALANCE AT 12/31/92                     $17,953          $17,950         $4,677        $150,743       $  (254)
  Net income                                                                             35,475
  Translation adjustment                                                                               (2,352)
  Cash dividends paid                                                                   (17,274)
  Stock options
    exercised, net                           62               65            768
                                        -------          -------         ------        --------       -------

BALANCE AT 12/31/93                      18,015           18,015          5,445         168,944        (2,606)
  Net income                                                                             40,601
  Translation adjustment                                                                                  (42)
  Cash dividends paid                                                                   (18,941)
  Shares repurchased                       (607)            (475)        (6,010)         (9,832)
  Stock options
    exercised, net                           41               40            565
                                        -------          -------         ------        --------       -------

BALANCE AT 12/31/94                      17,449           17,580           --           180,772        (2,648)
  Net income                                                                             36,020
  Translation adjustment                                                                                 (314)
  Cash dividends paid                                                                   (19,541)
  Shares repurchased                       (277)            (334)          (848)         (7,957)
  Stock options
    exercised, net                           58               52            848
                                        -------          -------         ------        --------       -------
Balance at 12/31/95                     $17,230          $17,298           --          $189,294       $(2,962)
                                        =======          =======         ======        ========       =======

--------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


16| Crawford & Company

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                      1995          1994          1993

For the years ended December 31, 1995, 1994 and 1993                                      in thousands of dollars
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                                          $36,020       $40,601       $35,475
 Reconciliation of net income to net cash
  provided by operating activities:
   Cumulative effects of accounting changes                                             --            --           2,575
   Depreciation and amortization                                                      16,865        14,912        15,779
   Deferred income taxes                                                               5,205           210        14,603
   Loss on sales of property and equipment                                               928           179            38
   Changes in operating assets and liabilities,
    net of effects of acquisitions:
   Short-term investments                                                             13,170        10,414        (9,445)
   Accounts receivable, net                                                           (6,392)       (8,028)        4,797
   Unbilled revenues                                                                  (1,172)        1,967         4,371
   Prepaid or accrued income taxes                                                      (462)        4,038        (4,553)
   Accounts payable and accrued liabilities                                           (2,368)        7,006       (12,573)
   Deferred revenues                                                                     188         2,767         1,435
   Prepaid expenses and other assets                                                 (14,681)       (1,929)      (26,427)
                                                                                     -------       -------       -------
Net cash provided by operating activities                                             47,301        72,137        26,075
                                                                                     -------       -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of property and equipment                                              (12,575)      (11,769)       (9,182)
 Net assets of companies acquired, excluding cash                                     (4,998)      (24,918)          --
 Proceeds from sales of property and equipment                                           137           241         1,060
                                                                                     -------       -------       -------
Net cash used in investing activities                                                (17,436)      (36,446)       (8,122)
                                                                                     -------       -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends paid                                                                      (19,541)      (18,941)      (17,274)
 Repurchase of common stock                                                           (9,416)      (16,924)          --
 Issuance of common stock                                                                958           646           895
 Increase in short-term borrowings                                                       684           704         2,826
 Decrease in long-term debt                                                             (827)       (2,170)       (1,172)
                                                                                     -------       -------       -------
 Net cash used in financing activities                                               (28,142)      (36,685)      (14,725)
                                                                                     -------       -------       -------
Effect of exchange rate changes on cash and cash
 equivalents                                                                             111          (149)         (447)
                                                                                     -------       -------       -------
Increase (Decrease) in Cash and Cash Equivalents                                       1,834        (1,143)        2,781
Cash and Cash Equivalents at Beginning of Year                                        38,968        40,111        37,330
                                                                                     -------       -------       -------
Cash and Cash Equivalents at End of Year                                             $40,802       $38,968       $40,111
                                                                                     =======       =======       =======


--------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                                          Crawford & Company| 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



December 31, 1995, 1994 and 1993


1. SUMMARY OF MAJOR ACCOUNTING AND REPORTING POLICIES

NATURE OF OPERATIONS
The Company is a worldwide diversified service firm which provides claims services, risk management services, disability management, risk control services and risk management information services to insurance companies, self-insured corporations and governmental entities. The majority of the Company's revenues are derived from domestic claims services, including risk management services.

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions.

The financial statements of the Company's international claims adjusting firm, Crawford & Company International, Inc. (CCI), are included in the Company's consolidated financial statements on a delayed basis in order to provide sufficient time for accumulation of CCI's worldwide results. This reporting delay, previously three months, was changed to two months during 1995. Accordingly, the Company's December 31, 1995 and 1994 consolidated financial statements reflect the financial position of CCI as of October 31, 1995 and September 30, 1994, respectively, and the results of CCI's operations and cash flows for the thirteen-month period ended October 31, 1995 and the twelve-month periods ended September 30, 1994 and 1993. This change had no material effect on the Company's financial position, results of operations or cash flows.

FOREIGN CURRENCY TRANSLATION
The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates. Resulting translation adjustments are accumulated as a component of shareholders' investment and excluded from net income.

CASH FLOWS
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

INCOME TAXES
The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences result from prepayment of pension costs, the use of accelerated depreciation methods and deferred recognition of unbilled revenues for income tax purposes; and deferred revenue, self-insurance, employee compensation and receivables valuation reserves provided for financial reporting purposes.

PROPERTY AND DEPRECIATION
The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets. The estimated useful lives and depreciation methods for the principal property and equipment classifications are as follows:

                          ESTIMATED
     CLASSIFICATION     USEFUL LIVES               METHOD
     Furniture and                              Straight-line
       fixtures           3-10 years              and double-
                                               declining balance

     Data processing
       equipment           3-5 years            Straight-line

     Automobiles           3-4 years            Straight-line

     Buildings and
     improvements         7-40 years            Straight-line

Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. The cost of property retired or sold and the related accumulated depreciation are removed from the applicable accounts, and the resulting gains and losses are reflected in the consolidated statements of income.

INTANGIBLE ASSETS
Other assets include the following intangible assets (net of amortization) arising from acquisitions:


                                                 1995               1994
                                                 in thousands of dollars

Amortized over fifteen years                   $ 1,050             $ 1,109
Amortized over twenty years                      4,460               4,879
Amortized over forty years                      50,221              45,696
                                               -------             -------
                                               $55,731             $51,684
                                               =======             =======

Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

REVENUE RECOGNITION
Revenue is recognized in unbilled revenues as services are provided. Deferred revenues represent the unearned portion of fees derived from certain annual fixed-rate claim service agreements.

MANAGEMENT'S USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


18 |Crawford & Company

SELF-INSURED RISKS
The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers compensation and auto liability.

Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is recorded based on the Company's estimate of the aggregate liability for claims incurred. At December 31, 1995 and 1994, accrued self-insured risks totaled $15,185,000 and $15,340,000, respectively, including current liabilities of $7,838,000 and $8,230,000, respectively.

INDUSTRY CONCENTRATION AND MAJOR CUSTOMER
Substantial portions of the Company's revenues and accounts receivable are derived from the property and casualty insurance industry.

Services provided to an insurance holding company and its subsidiaries approximated 12% of consolidated revenues in 1995, 14% in 1994 and 16% in 1993.

NET INCOME PER SHARE
Net income per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B during the respective years. The effect of common stock equivalents is less than 3% dilutive and, therefore, is not included in the computation.

ACCOUNTING CHANGES
Effective January 1, 1993, the Company adopted new accounting standards for postretirement benefits other than pensions, other postemployment benefits, and income taxes, by reflecting the cumulative effects of the changes in income upon adoption. The cumulative effects (to January 1, 1993) of these accounting changes are detailed below:


                                                       in thousands of dollars
Postretirement benefits other than pensions,
  net of related income taxes of $1,890                      $(2,835)

Other postemployment benefits, net
  of related income taxes of $160                               (240)


Income taxes                                                     500
                                                             -------
                                                             $(2,575)
                                                             =======



Effective January 1, 1994, the Company implemented Financial Accounting Standard (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company generally invests its excess cash in short-term debt securities and has engaged an outside money manager to manage its short-term investment portfolio in accordance with investment guidelines established by the Company. Accordingly, the Company has classified its entire portfolio of debt securities as "trading securities." In accordance with FAS No. 115, these securities are reported at their estimated fair value in the accompanying financial statements, with unrealized holding gains and losses included in earnings. This change in accounting principle had no material effect on the Company's financial position, results of operations or cash flows.

RECLASSIFICATIONS
Certain reclassifications of prior year amounts have been made in the accompanying consolidated balance sheets to conform to the current year presentation. In addition, costs associated with the Company's distributed branch computer network totaling $22,808,000, $19,843,000 and $19,397,000 in 1995, 1994 and 1993, respectively, were reclassified from selling, general and administrative expenses to costs of services provided in the accompanying consolidated statements of income.


2. RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually, based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $3,493,000, $4,216,000 and $4,331,000 in 1995, 1994 and
1993, respectively.

Benefits payable under the Company's defined benefit plans are generally based on career compensation. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under federal income tax regulations. Plan assets are invested primarily in equity and fixed income securities.


                                                          Crawford & Company| 19

Pension expense related to the defined benefit plans in 1995, 1994 and 1993 included the following components:


                                      1995       1994       1993
                                       in thousands of dollars
Service costs of
  benefits                           $ 9,160    $ 8,832    $ 6,698

Interest costs on
  projected benefit
  obligations                         14,673     12,711     11,505

Actual return on
  plan assets                        (24,183)     4,211    (12,525)

Net amortization
  and deferrals                       10,572    (16,749)     1,857
                                     -------    -------    -------

Pension expense                      $10,222    $ 9,005    $ 7,535
                                     =======    =======    =======


The following schedule reconciles the funded status of the plans with amounts reported in the Company's balance sheets at December 31, 1995 and 1994:


                                              1995        1994
                                           in thousands of dollars
Accumulated benefit obligation
 at September 30:
   Vested portion                            $167,527    $131,249
   Nonvested portion                           12,607      12,641
                                             --------    --------
                                              180,134     143,890
Effect of projected future
 compensation levels                           27,360      23,452
                                             --------    --------

Projected benefit obligation
 at September 30                              207,494     167,342

Less: Fair market value of plan
 assets at September 30                       199,680     156,493
                                             --------    --------

Unfunded projected benefit
 obligation                                     7,814      10,849

Contributions made in fourth
 quarter                                       (2,300)         --

Unrecognized net transition asset                 477         556

Unrecognized net loss                         (37,420)    (34,905)
                                             --------    --------

Net prepaid pension cost                      (31,429)    (23,500)

Less pension obligation
 included in other
 accrued liabilities                           (2,814)      --
                                             --------    --------
Prepaid pension included
 in other assets                             $(34,243)   $(23,500)
                                             ========    ========


The discount rate and rate of increase in future compensation levels used in determining the projected benefit obligations ranged from 7.5% to 8% and 5% to 5.5%, respectively, at September 30, 1995, and were 8% and 5%, respectively, at September 30, 1994. The expected long-term rate of return on plan assets used in determining net periodic pension costs ranged from 8% to 9.25% in 1995 and was 9.25% in 1994.

3.  POSTRETIREMENT MEDICAL AND OTHER POSTEMPLOYMENT BENEFITS

Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. Effective January 1, 1993, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the expected cost of such benefits be charged to expense during the years that employees render service. The cumulative effect to January 1, 1993, of this accounting change reduced first quarter 1993 net income by $2.8 million (the equivalent of $0.08 per share of common stock), net of $1.9 million of deferred income tax benefits. The effect of this accounting change on 1993 income before cumulative effects of accounting changes was not material.

Net postretirement medical benefit expense for 1995 and 1994, exclusive of the transition obligation, includes the following components:

                                        1995  1994
                                   in thousands of dollars
Service cost of benefits                $ 40  $ 40
Interest cost on Accumulated
   Postretirement Benefit
   Obligation (APBO)                     594   594
                                        ----  ----

                                        $634  $634
                                        ====  ====


The APBO at December 31, 1995 and 1994 was comprised of the following:

                                       1995       1994
                                     in thousands of dollars

Retirees                              $5,099     $4,676
Eligible active participants           1,466      1,342
Other active participants              1,491      1,357
                                      ------     ------
                                       8,056      7,375

Unrecognized net gain (loss)            (118)        65
                                      ------     ------
Postretirement Medical Benefit
   Obligation recognized in
   balance sheets                     $7,938     $7,440
                                      ======     ======


The discount rate used in determining the APBO was 7.5% and 8% for 1995 and 1994, respectively. The assumed rate of increase in the per capita costs of covered healthcare benefits (the healthcare cost trend rate) was 12% in 1995, decreasing gradually to 6.0% by the year 2004.



20 |Crawford & Company

The effect of increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO, which is unfunded, by approximately $759,000 and the total service and interest cost components of the 1995 and 1994 net postretirement benefit cost by approximately $76,000.

Effective January 1, 1993, the Company also adopted the provisions of FAS No. 112, "Employers' Accounting for Postemployment Benefits." This standard requires recognizing postemployment benefits, including disability-related medical benefits, on the accrual basis of accounting. The cumulative effect to January 1, 1993, of this accounting change reduced first quarter 1993 net income by $240,000 (the equivalent of $0.01 per share), net of $160,000 of deferred income tax benefits. The effect of this accounting change on 1993 income before cumulative effects of accounting changes was not material.


4. INCOME TAXES

The provisions for income taxes consist of the following:

                                                 1995            1994             1993
                                                         in thousands of dollars


   Currently payable                            $19,155         $27,240          $12,197
   Current deferred                              (1,442)            703           13,501
   Noncurrent deferred                            6,647            (493)           1,102
                                                -------         -------          -------
                                                $24,360         $27,450          $26,800
                                                =======         =======          =======


Cash payments for income taxes were $18,571,000 in 1995, $22,796,000 in 1994 and $19,739,000 in 1993.

The provisions for income taxes are reconciled to the federal statutory rates of 35% in 1995, 1994 and 1993, as follows:

                                              1995            1994           1993
                                                   in thousands of dollars

Federal income taxes
  at statutory rate                          $21,133        $23,818        $22,698

State income taxes,
  net of federal benefit                       2,512          3,079          2,976

     Other                                       715            553          1,126
                                             -------        -------        -------
                                             $24,360        $27,450        $26,800
                                             =======        =======        =======


The provisions for income taxes include foreign income taxes of $2,541,000 in 1995, $1,831,000 in 1994 and $837,000 in 1993. The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings considered to be permanently reinvested in its foreign subsidiaries.

At December 31, 1995, such undistributed earnings totaled $12,441,000.

Effective January 1, 1993, the Company adopted FAS No. 109, "Accounting For Income Taxes," which changed the manner of accounting for income taxes. The cumulative effect of this change in accounting principle to January 1, 1993, increased first quarter 1993 net income by $500,000 (the equivalent of $0.02 per share). The effect of this accounting change on 1993 income before cumulative effects of accounting changes was not material.

Deferred income taxes consisted of the following at December 31, 1995 and 1994:

                                                   1995           1994
                                                 in thousands of dollars


Accounts receivable reserves                    $    884        $   553
Accrued compensation                               4,040          4,491
Self-insured risks                                 6,901          6,146
Deferred revenues                                 10,401         10,325
Postretirement benefits                            3,175          2,976
Other                                              2,427          1,869
                                                --------        -------
Gross deferred tax assets                         27,828         26,360
                                                --------        -------

Unbilled revenues                                 10,862         11,094

Depreciation and amortization                      7,820          8,189
Prepaid pension obligation                        17,706          9,719
Other                                                179            892
                                                --------        -------
Gross deferred tax liabilities                    36,567         29,894
                                                --------        -------

Net deferred tax liability                        (8,739)        (3,534)

Less noncurrent net deferred
   tax liability                                 (14,854)        (8,207)
                                                --------        -------
Current net deferred tax asset                  $  6,115        $ 4,673
                                                ========        =======



5. COMMON STOCK

The Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, amended as of July 24, 1990, the Board of Directors may pay higher (but not lower) cash dividends on the nonvoting Class A Common Stock than on the voting Class B Common Stock.

The Company's stock option plans provide for the granting of stock options to key employees at prices not less than 100% of the market price of the stock as of the grant date. The options, which have an option life of ten years from the date of grant, are exercisable at various dates through December 2005.


                                                          Crawford & Company| 21

As of December 31, 1995, the Company had reserved 2,116,510 authorized but unissued Class A shares for issuance under the plans (including 1,054,885 shares available for future grants) and 229,620 authorized but unissued Class B shares.

The activity under the plans for the years 1995, 1994 and 1993 was as follows:




                                        1995             1994         1993
   CLASS A COMMON STOCK
    (NONVOTING)
   Outstanding, beginning
     of year                          1,024,085         928,457       820,157
       Options granted                  231,100         244,100       191,900
       Options exercised                (60,580)        (45,612)      (70,565)
       Options forfeited               (132,980)       (102,860)      (13,035)
                                      ---------       ---------       -------
   Outstanding,
     end of year                      1,061,625       1,024,085       928,457
                                      =========       =========       =======

   Exercisable, end of year             431,475         472,800       381,447
                                      =========       =========       =======

   CLASS B COMMON STOCK
    (VOTING)
   Outstanding, beginning
    of year                             300,555         358,452       428,037
      Options exercised                 (53,060)        (43,282)      (65,935)
      Options forfeited                 (17,875)        (14,615)       (3,650)
                                      =========       =========       =======
   Outstanding, end of year             229,620         300,555       358,452
                                      =========       =========       =======
   Exercisable, end of year             229,620         277,395       272,552
                                      =========       =========       =======


Options granted prior to the July 24, 1990 amendment to the Articles of Incorporation are exercisable for one share of Class B Common Stock and one share of Class A Common Stock. At December 31, 1995, these outstanding options have option prices ranging from $11.33 to $33.75. Exercisable options have option prices ranging from $11.33 to $33.75. Options were exercised during the year at prices ranging from $11.33 to $31.13.

Options granted after July 24, 1990 are exercisable for one share of Class A Common Stock. At December 31, 1995, these outstanding options have option prices ranging from $11.75 to $25.00. Exercisable options have option prices ranging from $11.75 to $25.00. Options were exercised during the year at prices ranging from $15.75 to $16.38.

6. LEASE COMMITMENTS AND OBLIGATIONS

The Company and its subsidiaries lease office space and certain computer equipment under operating leases. In addition, the Company leases a major portion of its automobile fleet under 12-month operating leases that require the Company to guarantee specified residual values and monthly rental payments for up to two months after the end of the lease term. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases was was $49,122,000 in 1995, $46,512,000 in 1994 and $49,160,000 in 1993, including rental expense for automobile leases of $13,531,000 in 1995, $12,474,000 in 1994 and $13,172,000 in 1993.

The Company also leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months. The Company incurred no such capital lease obligations in 1995, $60,000 in 1994 and $160,000 in 1993. These transactions represent noncash investing and financing activities and consequently have been excluded from the accompanying consolidated statements of cash flows.

At December 31, 1995, future minimum payments under capital leases and noncancellable operating leases with remaining terms of more than 12 months were as follows:


                                       CAPITAL    OPERATING
                                       LEASES       LEASES

                                     in thousands of dollars

1996                                    $ 75       $30,221
1997                                      36        21,219
1998                                      22        12,048
1999                                      --         8,337
2000                                      --         3,191
Subsequent to 2000                        --         8,922
                                        ----       -------
Total minimum lease payments             133       $83,938
                                                   =======
Amount representing interest              16
                                        ----
Present value of future minimum
   lease payments (See Note 9)          $117
                                        ====


7. ACQUISITIONS

On April 30, 1994, the Company acquired the stock of Finnamore & Partners Ltd. ("Finnamore"), a Canadian loss adjusting firm. On September 30 and November 30, 1994, the Company acquired the stock of Arnold & Green Ltd. ("A & G") and the Brocklehurst Group ("Brocklehurst"), respectively, two loss adjusting firms based in the United Kingdom. These businesses were acquired for $17.2 million in cash and $10.4 million in notes payable. The Company acquired assets with a fair value of $47.2 million, including $24.7 million of intangible assets, and assumed liabilities of $19.6 million. These transactions were accounted for by the purchase method of accounting.

The financial statements of Finnamore, A & G and Brocklehurst are included in the Company's statements on a delayed basis in order to provide sufficient time for the accumulation of their operating results. Accordingly, the December 31, 1994 consolidated balance sheet includes the Finnamore and Brocklehurst balance sheets as of November 30, 1994, and the A & G balance sheet as of September 30, 1994. The Company's 1994 consolidated statement of



22 |Crawford & Company
income reflects the results of Finnamore for the seven-month period ended November 30, 1994, but does not include any revenues or expenses relating to A & G or Brocklehurst operations.

The following table presents unaudited pro forma operating results as if these acquisitions had occurred on January 1, 1993. The information included in the table reflects certain pro forma adjustments, including adjustments to reflect the loss of investment income and amortization of intangibles.


                                            1994       1993
                                               Unaudited
                                        (in thousands of dollars,
                                         except per share data)


Revenues                                   $630,758   $625,435

Income before income taxes                   69,653     67,067

Income before accounting changes             41,267     38,966

Income per share before
 accounting changes                            1.16       1.08

The pro forma results do not purport to be indicative of results that actually would have occurred had the acquisitions taken place on January 1, 1993, nor are they intended to be a projection of future results.

8. FOREIGN OPERATIONS

The Company provides claims services through branch offices located in approximately 40 countries outside the United States. Selected financial information as of December 31, 1995, 1994 and 1993, covering the Company's foreign operations is presented below:

                                                  U.S.               FOREIGN          CONSOLIDATED
                                               OPERATIONS          OPERATIONS             TOTALS
                                                             in thousands of dollars

1995
Revenues                                        $523,367            $ 84,210            $607,577
Pretax Income                                     57,368               3,012              60,380
Total Assets                                     256,417             110,566             366,983

1994
Revenues                                        $541,969            $ 45,812            $587,781
Pretax Income                                     66,749               1,302              68,051
Total Assets                                     250,923             105,458             356,381

1993
Revenues                                        $533,582            $ 42,716            $576,298
Pretax Income (Loss)                              65,966              (1,116)             64,850
Total Assets                                     268,085              58,178             326,263





9. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt at December 31, 1995 and 1994 consisted of the following:

                                         1995         1994
                                       in thousands of dollars
Unsecured convertible loan
notes issued in connection
with acquisition of foreign
subsidiary; non interest
bearing; due November 1997              $7,900        $7,823

6% loan notes issued in
connection with acquisition
of foreign subsidiary; payable
annually through October 1997            1,464         2,115

Loan note issued in connection
with acquisition of foreign
subsidiary; non interest bearing;
payable annually through 2000
based on earnings levels attained          526           482

Loan notes issued in
connection with acquisition of
foreign subsidiary; variable interest,
currently 4.75%; paid in full
December 1995                               --           409

Mortgage payable,
secured by building                        277           286

Capital leases (see Note 6)                117           145
                                        ------        ------
                                        10,284        11,260
Less current installments                 (872)       (1,298)
                                        ------        ------
                                        $9,412        $9,962
                                        ======        ======


The convertible loan notes are convertible into Crawford Class A Common Stock based on certain factors, including the market price of the stock and currency exchange (approximately 500,000 shares based on the market price and currency exchange at December 31, 1995 and 1994).

The Company maintains credit lines with banks in order to meet seasonal working capital requirements or other financing needs that may arise. Short-term borrowings totaled $10.2 million and $9.1 million at December 31, 1995 and 1994, respectively. The weighted average interest rate on short-term borrowings during 1995 and 1994 was 6.9% and 6.5%, respectively.



                                                          Crawford & Company| 23

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                     [ARTHUR ANDERSEN LLP LOGO]

To the Stockholders of Crawford & Company:

We have audited the consolidated balance sheets of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1994 and 1993 financial statements of certain foreign operations, which statements reflect approximately 7% of consolidated assets in 1994 and approximately 4% of consolidated revenues in 1994 and 1993. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, in so far as it relates to the amounts included for those entities, is based solely on the report of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
                                        /s/ Arthur Andersen LLP
Atlanta, Georgia
January 30, 1996

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               of Financial Condition and Results of Operations

FINANCIAL CONDITION

At December 31, 1995, current assets exceeded current liabilities by approximately $139.3 million, an increase of $3.5 million over the working capital balance at December 31, 1994. Cash and cash equivalents at the end of 1995 totaled $40.8 million, increasing $1.8 million from the balance at the end of 1994. Short-term investments totaled $5.6 million at December 31, 1995, decreasing from $18.8 million at December 31, 1994. During 1995, cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, contributions to the Company's retirement trust, acquisitions of property and equipment and the repurchase of common stock. At December 31, 1995, the ratio of current assets to current liabilities was 2.5 to 1 compared with 2.3 to 1 at the end of 1994.

During 1994, the Company announced that it may purchase up to an aggregate of 2,000,000 shares of its Class A and Class B Common Stock through open market purchases. Through December 31, 1995, the Company has reacquired 883,400 shares of its Class A Common Stock and 809,100 shares of its Class B Common Stock at an average cost of $15.50 and 15.63 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of December 31, 1995, totaled $10.2 million, as compared to $9.1 million at the end of 1994. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at the end of 1995 was $220.9 million, compared with $213.2 million at the end of 1994. Long-term debt totaled $9.4 million at December 31, 1995, or approximately 4.3% of shareholders' investment.

RESULTS OF OPERATIONS
1995 COMPARED WITH 1994

REVENUES

Revenues from services provided increased by 3.4%, or $19.8 million, during 1995. Unit volume, measured principally by chargeable hours and excluding acquisitions, decreased approximately 5.8% during 1995. This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 2.4% during 1995. The Company's fourth quarter 1994 acquisitions of the Brocklehurst Group and Arnold & Green Ltd., two loss adjusting firms based in the United Kingdom, and the acquisition of Finnamore & Partners Ltd., a Canadian loss adjusting firm, in the second quarter of 1994, increased revenues by 6.8% during 1995.

Effective January 1, 1995, the Company changed its method of reporting its principal service categories to correspond with internal



24 |Crawford & Company
management reporting. Accordingly, risk control and information consulting services, previously disclosed as other risk management services, are now reported as a component of domestic claims services along with certain disability management services which are closely aligned with the Company's risk management services. International claims and disability management services, previously reported as components of claims services and disability management services, are now reported as international operations.

Domestic revenues from Claims Services to insurance companies and Risk Management Services to self-insured clients totaled $402.3 million for 1995, down 1.1% from related 1994 revenues of $406.7 million. These declines reflect lower claims frequency throughout the property and casualty insurance industry and increased competition in the self-insured corporate market. The Company generated $29.1 million in revenue from services provided by its "catastrophe" adjusters during 1995, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms, oil spills and chemical-related incidents. During 1994, such revenue approximated $35.0 million.

Domestic revenues from Disability Management Services, which serves both the insurance company and self-insured markets, totaled $92.0 million for 1995, a decrease of 7.8% from 1994 revenues of $99.7 million. The demand for these services continues to be affected by regulatory changes and other medical cost containment alternatives such as health maintenance organizations as well as increased competition in the self-insured corporate market.

Revenues from the Company's international operations increased to $84.2 million in 1995, from $46.3 million in 1994. These increases result primarily from the Company's late 1994 acquisitions in the United Kingdom and strong Canadian growth.

COMPENSATION AND FRINGE BENEFITS

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. These expenses decreased from 64.8% of revenues in 1994 to 64.0% in 1995. This decrease is primarily due to lower employee group medical and workers compensation costs and a decrease in incentive compensation expense, which is based on growth in earnings.

Salaries and wages of personnel other than contract managers increased by 7.0%, from $278.4 million in 1994 to $298.0 million in 1995. Contract managers' compensation is based on the operating income of the offices which they manage. Compensation of these managers totaled $30.7 million during 1995, declining 23.8% from related 1994 costs of $40.3 million.

Payroll taxes and fringe benefits totaled $60.2 million in 1995, decreasing 2.9% from 1994 costs of $62.0 million, due primarily to lower employee group medical and workers compensation costs.

EXPENSES OTHER THAN COMPENSATION
AND FRINGE BENEFITS

Expenses other than compensation and related payroll taxes and fringe benefits approximated 26.0% of revenues for 1995, compared to 23.6% of revenues for 1994. These increases resulted principally from an increase in systems development costs associated with the development of systems designed to enhance the Company's service delivery to its clients, higher automobile fleet costs and increases in other operating costs related to the Company's late 1994 acquisitions in the United Kingdom.


RESULTS OF OPERATIONS
1994 COMPARED WITH 1993

REVENUES

Revenues from services provided increased by 2%, or $11.5 million, during 1994. Unit volume, measured principally by chargeable hours, decreased approximately 1.1% during 1994. This decline was more than offset by the combined effects of changes in the mix of services provided and in the rates charged for those services, which increased revenues by approximately 3.1% during 1994.

Domestic revenues from Claims Services to insurance companies and Risk Management Services to self-insured clients totaled $406.7 million for 1994, increasing 2.7% from related 1993 revenues of $396.2 million. The Company encountered strong competition in the self-insured corporate market segment, particularly from insurers attempting to capture a larger share of the corporate market. As a consequence, the Company's revenues from Risk Management Services to self-insured clients declined during 1994, partially offsetting solid growth in revenues from domestic claims services provided to property and casualty insurers. The Company generated approximately $35 million in revenue from services provided by the Company's "catastrophe" adjusters during 1994, principally to clients affected by natural or man-made disasters, including earthquakes, floods, oil spills and chemical-related incidents. During 1993, such revenue approximated $31 million.

Domestic revenues from Disability Management Services, which serves both the insurance company and self-insured markets, totaled $99.7 million for 1994, a decrease of 7.4% from the $107.8 million reported for 1993. The demand for these services was affected by the uncertainty regarding health care reform legislation and the competitive environment in the corporate market.

Revenues from the Company's international operations increased to $46.3 million in 1994, from $43.1 million in 1993. This increase resulted primarily from strong Canadian growth.

COMPENSATION AND FRINGE BENEFITS

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. These expenses increased from 63.6% of revenues in 1993 to 64.8% in 1994, primarily due to higher employee group medical and pension costs and an increase in incentive compensation expense, which is based on growth in earnings.

Salaries and wages of personnel other than contract managers increased by 3.6%, from $268.6 million in 1993 to $278.4 million in 1994. Contract managers' compensation is based on the operating income of the offices which they manage. Compensation of these managers totaled $40.3 million during 1994, substantially unchanged from related 1993 costs of $40.2 million.

Payroll taxes and fringe benefits totaled $62.0 million in 1994, increasing 7.6% from 1993 costs of $57.6 million, due primarily to higher employee group medical and pension costs.

EXPENSES OTHER THAN COMPENSATION
AND FRINGE BENEFITS

Expenses other than compensation and fringe benefits totaled
$139.0 million in 1994, down 4.2% from $145.1 million in 1993, due primarily to lower automobile fleet costs and a reduction in the provision for bad debts.



                                                         Crawford & Company| 25

QUARTERLY FINANCIAL DATA


                                                       1995           1994          1993

                                                  in thousands of dollars except per share data
Quarterly Financial Data (Unaudited), Dividend
Information and Common Stock Quotations

      First Quarter:

      Revenues                                       $148,649       $148,792      $147,956
      Income before income taxes                       15,884         16,892        15,338
      Income before cumulative effects of
        accounting changes                              9,478         10,087         9,238
      Cumulative effects of
        accounting changes                               --             --          (2,575)
      Net income                                        9,478         10,087         6,663
      Per share amounts:
        Income before cumulative effects of
          accounting changes                             0.27           0.28          0.26
        Cumulative effects of
          accounting changes                             --              --          (0.07)
        Net income                                       0.27           0.28          0.19
      Cash dividends per share:
        Class A Common Stock                           0.1450         0.1400        0.1300
        Class B Common Stock                           0.1350         0.1250        0.1100
      Common stock quotations:
        Class A - High                                  15.75          17.75         23.00
        Class A - Low                                   14.50          15.75         21.13
        Class B - High                                  16.00          16.75         24.25
        Class B - Low                                   14.63          15.13         21.75

      Second Quarter:
      Revenues                                       $150,863       $147,824      $146,420
      Income before income taxes                       11,026         17,478        16,116
      Net income                                        6,580         10,433         9,716
      Net income per share                               0.19           0.29          0.27
      Cash dividends per share:
        Class A Common Stock                           0.1450         0.1400        0.1300
        Class B Common Stock                           0.1350         0.1250        0.1100
      Common stock quotations:
        Class A - High                                  17.50          17.13         22.38
        Class A - Low                                   15.50          15.63         16.00
        Class B - High                                  17.75          16.75         22.38
        Class B - Low                                   15.75          14.88         16.25

--------------------------------------------------------------------------------

The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.



26 |Crawford & Company

                                                    1995      1994      1993

                                          in thousands of dollars except per share data



            Third Quarter:
            Revenues                             $150,954  $149,051  $144,308
            Income before income taxes             15,806    18,806    18,734
            Net income                              9,431    10,776    10,154
            Net income per share                     0.27      0.30      0.28
            Cash dividends per share:
              Class A Common Stock                 0.1450    0.1400    0.1300
              Class B Common Stock                 0.1350    0.1250    0.1100
            Common stock quotations:
              Class A - High                        17.25     16.75     18.75
              Class A - Low                         14.75     15.50     15.88
              Class B - High                        17.63     16.38     18.50
              Class B - Low                         14.88     15.50     15.88

            Fourth Quarter:
            Revenues                             $157,111  $142,114  $137,614
            Income before income taxes             17,664    14,875    14,662
            Net income                             10,531     9,305     8,942
            Net income per share                     0.30      0.27      0.25
            Cash dividends per share:
              Class A Common Stock                 0.1450    0.1400    0.1300
              Class B Common Stock                 0.1350    0.1250    0.1100
            Common stock quotations:
              Class A - High                        16.13     15.75     16.38
              Class A - Low                         15.25     14.50     15.50
              Class B - High                        16.63     16.00     16.75
              Class B - Low                         15.25     14.50     15.13



-------------------------------------------------------------------------------

The approximate number of record holders of the Company's stock as of February 1, 1996: Class A -- 1,389 and Class B -- 1,133.



                                                          Crawford & Company| 27

SELECTED FINANCIAL DATA

                                                         1995       1994       1993         1992        1991


For the years ended December 31, 1995,                in thousands of dollars except share and per share data
1994, 1993, 1992 and 1991

        Revenues                                    $  607,577  $  587,781  $  576,298  $  597,745  $  538,027
        Income Before
          Accounting Changes                            36,020      40,601      38,050      40,417      37,442
        Income Per Share Before
          Accounting Changes                              1.03        1.14        1.06        1.13        1.05
        Total Assets                                   366,983     356,381     326,263     316,889     292,512
        Long-Term Debt                                   9,412       9,962         734       1,806       2,489
        Cash Dividends Per Share:
          Class A Common Stock                            0.58        0.56        0.52        0.47        0.41
          Class B Common Stock                            0.54        0.50        0.44        0.40        0.35
        Weighted Average
          Shares Outstanding                        34,851,425  35,723,496  35,984,448  35,835,401  35,656,345

-------------------------------------------------------------------------------

NOTE: Effective January 1, 1993, the Company adopted new accounting standards for postretirement benefits other than pensions, other postemployment benefits, and income taxes, by reflecting the cumulative effects of the changes in income upon adoption. The cumulative effects (to January 1, 1993) of these accounting changes are detailed in Note 1 to the accompanying consolidated financial statements.




--------------------------------------------------------------------------------



28 |Crawford & Company