Form 10-K405/A, Exhibit 13
period 1995-12-31
CRAWFORD & CO
filed 1996-05-30
CIK 25475

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
                                                              ==========          ==========         ==========


- --------------------------------------------------------------------------------

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
                                                                            ========       ========

- --------------------------------------------------------------------------------

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
                                                                   ========        ========

- --------------------------------------------------------------------------------

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
                                        =======          =======         ======        ========       =======

- --------------------------------------------------------------------------------

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
                                                                                     =======       =======       =======


- --------------------------------------------------------------------------------

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

- --------------------------------------------------------------------------------

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



- -------------------------------------------------------------------------------

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

- -------------------------------------------------------------------------------

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




- --------------------------------------------------------------------------------



28 |Crawford & Company