Form 10-K, Exhibit 13
period 1996-12-31
CRAWFORD & CO
filed 1997-03-26
CIK 25475

                                                                EXHIBIT 13.1



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

                               FINANCIAL CONDITION

At December 31, 1996, current assets exceeded current liabilities by approximately $136.2 million, a decrease of $3.1 million from the working capital balance at December 31, 1995. Cash and cash equivalents at the end of 1996 totaled $55.5 million, increasing $14.7 million from the balance at the end of 1995. The Company held no short-term investments at December 31, 1996, as compared to $5.6 million at December 31, 1995. During 1996, cash was generated primarily from operating activities, while the principal uses of cash were for repurchases of common stock, dividends paid to shareholders and acquisitions of property and equipment. At December 31, 1996, the ratio of current assets to current liabilities was 2.2 to 1 compared with 2.5 to 1 at the end of 1995.

During the first quarter of 1996, the Company completed its 1994 share repurchase program and, under that program, reacquired 1,748,850 shares of its Class A Common Stock and 1,254,750 shares of its Class B Common Stock at an average cost of $10.51 and $10.43 per share, respectively. Additionally, during March of 1996, the Company announced a second share repurchase program to acquire up to an aggregate of 3,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through December 31, 1996, the Company has reacquired 1,200,300 shares of its Class A Common Stock and 293,100 shares of its Class B Common Stock at an average cost of $12.88 and $12.76 per share, respectively.

On December 19, 1996, the Company and Swiss Reinsurance Company of Zurich, Switzerland agreed to merge their existing claims service firms outside the United States. The new entity will be a 60% owned subsidiary of the Company. The Company also acquired 100% of Swiss Reinsurance Company's Thomas Howell Group - Americas unit based in the United States for approximately $3.3 million.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of December 31, 1996, totaled $8.4 million, as compared to $10.2 million at the end of 1995. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at the end of 1996 was $221.5 million, compared with $220.9 million at the end of 1995. Long-term debt totaled $376,000 at December 31, 1996, compared to $9.4 million at December 31, 1995.


-
18
-

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

                              RESULTS OF OPERATIONS

                             1996 COMPARED WITH 1995

Effective January 1, 1997 the Company changed its method of reporting its principal service categories to correspond with internal management reporting. Accordingly, disability management services is now reported as a component of domestic operations. Operating results for the Company's domestic and international operations for the years ended December 31, 1996 and 1995 are as follows:

                                                                Domestic              International              Total
                                                            1996        1995        1996        1995        1996        1995
------------------------------------------------------------------------------------------------------------------------------
                                                                         In Thousands of Dollars, Except Percentages
Revenues                                                  $555,257    $523,367    $ 78,368    $ 84,210    $633,625    $607,577
Compensation & Benefits                                    355,110     338,221      48,251      50,752     403,361     388,973
% of Revenues                                                 63.9%       64.6%       61.5%       60.3%       63.6%       64.0%
Expenses Other than Compensation & Benefits                130,973     127,778      27,321      30,446     158,294     158,224
% of Revenues                                                 23.6%       24.4%       34.9%       36.1%       25.0%       26.1%
                                                          --------    --------    --------    --------    --------    --------
Pretax Income                                             $ 69,174    $ 57,368    $  2,796    $  3,012    $ 71,970    $ 60,380
% of Revenues                                                 12.5%       11.0%        3.6%        3.6%       11.4%        9.9%
                                                          ========    ========    ========    ========    ========    ========

Total revenues from services provided increased by 4.3%, or $26.0 million, during 1996. Unit volume, measured principally by chargeable hours, increased approximately 3.3% during 1996. This increase was complemented by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 2%. In addition, the Company began reporting its international results on a two-month rather than a three-month delayed basis in 1995. Accordingly, 1995 international results reflect thirteen months of activity as compared to twelve months in 1996. This change in reporting reduced total revenues by approximately 1%. The effect of this change on pretax income was not material.

Consolidated pretax income increased 19.2%, or $11.6 million, during 1996. While revenues increased 4.3%, costs increased only 2.6% due to efficiencies achieved in operating and support activities throughout the Company.

                               DOMESTIC OPERATIONS

                                    Revenues

Domestic revenues from insurance companies and self-insured clients totaled $555.3 million for 1996, up 6.1% from related 1995 revenues of $523.4 million. This increase is largely due to greater claims volume from insurers who have outsourced their claims handling functions to the Company and an increase in weather-related claims resulting from the severe weather in the United States during 1996. This growth offsets continued weakness in the self-insured corporate market. Revenues from services provided to an insurance holding company and its subsidiaries continued to decline, from 12% of total revenues in 1995 to less than 10% in 1996.

Revenues from domestic operations include $41.0 million in revenue from services provided by the Company's "catastrophe" adjusters during 1996, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms and oil spills. During 1995, such revenue approximated $29.1 million.

                       Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Although increasing in the aggregate due to increased claims volume, domestic compensation expense decreased as a percent of revenues from 64.6% in 1995 to 63.9% in 1996. This decrease is due primarily to a decline in administrative compensation expense, partially offset by an increase in incentive compensation expense which is based on growth in earnings.


                                                                               -
                                                                              19
                                                                               -

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

Domestic salaries and wages of personnel other than contract managers increased by 3.6%, from $254.3 million in 1995 to $263.4 million in 1996. Contract managers' compensation is based on the operating income of the offices which they manage. Compensation of these managers totaled $36.5 million during 1996, increasing 28.1% from related 1995 costs of $28.5 million.

Payroll taxes and fringe benefits for domestic operations totaled $55.2 million in 1996, decreasing slightly from 1995 costs of $55.4 million, due primarily to lower employee group medical costs, substantially offset by higher profit sharing contributions.

              Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits approximated 23.6% of revenues for 1996, down from 24.4% of revenues for 1995. This decline is due largely to lower automobile fleet and data processing costs.

                            INTERNATIONAL OPERATIONS

                                    Revenues

Revenues from the Company's international operations declined to $78.4 million in 1996, from $84.2 million in 1995. This decline results primarily from the Company's 1995 reporting change when the delay in reporting international results was reduced from three to two months. Accordingly, 1995 international results reflect thirteen months of activity as compared to twelve months in 1996.

                       Compensation and Fringe Benefits

Compensation expense, including related payroll taxes and fringe benefits, was also affected by the 1995 change in reporting, since 1995 results include thirteen months of expense as compared to twelve months in 1996. However, as a percent of revenues, such expense increased from 60.3% in 1995 to 61.5% in 1996. Salaries and wages of international personnel increased from 52.5% of revenues in 1995 to 53.6% in 1996. Payroll taxes and fringe benefits also increased slightly as a percent of revenues, from 7.8% in 1995 to 7.9% in 1996.

              Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits approximated 34.9% of international revenues for 1996, compared to 36.1% of 1995 revenues. This decline reflects efficiencies gained through integration of the Company's late 1994 acquisitions in the United Kingdom. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy and interest costs.

                              RESULTS OF OPERATIONS

                             1995 COMPARED WITH 1994

Operating results for the Company's domestic and international operations for the years ended December 31, 1995 and 1994 are as follows:

                                                                Domestic              International               Total
                                                            1995        1994        1995        1994        1995        1994
-------------------------------------------------------------------------------------------------------------------------------
                                                                        In Thousands of Dollars, Except Percentages

Revenues                                                  $523,367    $541,969    $ 84,210    $ 45,812    $607,577    $587,781
Compensation & Benefits                                    338,221     352,376      50,752      28,506     388,973     380,882
% of Revenues                                                 64.6%       65.0%       60.3%       62.2%       64.0%       64.8%
Expenses Other than Compensation & Benefits                127,778     122,844      30,446      16,004     158,224     138,848
% of Revenues                                                 24.4%       22.7%       36.1%       35.0%       26.1%       23.6%
                                                          --------    --------    --------    --------    --------    --------
Pretax Income                                             $ 57,368    $ 66,749    $  3,012    $  1,302    $ 60,380    $ 68,051
% of Revenues                                                 11.0%       12.3%        3.6%        2.8%        9.9%       11.6%
                                                          ========    ========    ========    ========    ========    ========


-
20
-

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

Total revenues from services provided increased by 3.4%, or $19.8 million, during 1995. Unit volume, measured principally by chargeable hours and excluding acquisitions, decreased approximately 5.8% during 1995. This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 2.4% during 1995. Revenues from services provided to an insurance holding company and its subsidiaries continued to decline, from 14% of total revenues in 1994 to 12% in 1995. The Company's fourth quarter 1994 acquisitions of the Brocklehurst Group and Arnold & Green Ltd., two loss adjusting firms based in the United Kingdom, and the acquisition of Finnamore & Partners Ltd., a Canadian loss adjusting firm, in the second quarter of 1994, increased revenues by 6.8% during 1995.

Consolidated pretax income declined 11.3%, or $7.7 million, during 1995. While revenues increased 3.4%, costs increased 5.3% due to increased systems development costs and higher costs related to the Company's late 1994 acquisitions in the United Kingdom.

                               DOMESTIC OPERATIONS

                                    Revenues

Domestic revenues from insurance companies and self-insured clients totaled $523.4 million for 1995, down 3.4% from related 1994 revenues of $542.0 million. This decline reflects lower claims frequency throughout the property and casualty insurance industry and increased competition in the self-insured corporate market.

Domestic revenues include $29.1 million in revenues from services provided by the Company's "catastrophe" adjusters during 1995, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms, oil spills and chemical-related incidents. During 1994, such revenues approximated $35.0 million.

                       Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense decreased from 65.0% of revenues in 1994 to 64.6% in 1995. This decrease is primarily due to lower employee group medical and workers compensation costs and reduced incentive compensation expense, which is based on growth in earnings.

Domestic salaries and wages of personnel other than contract managers decreased slightly, from $255.5 million in 1994 to $254.3 million in 1995. Contract managers' compensation is based on the operating income of the offices which they manage. Compensation of these managers totaled $28.5 million during 1995, declining 25.4% from related 1994 costs of $38.2 million.

Domestic payroll taxes and fringe benefits totaled $55.4 million in 1995, decreasing 5.6% from 1994 costs of $58.7 million, due primarily to lower employee group medical, workers compensation and profit sharing costs.

             Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits approximated 24.4% of revenues for 1995, compared to 22.7% of revenues for 1994. These increases resulted principally from an increase in systems development costs and higher automobile fleet costs.


                                                                               -
                                                                              21
                                                                               -

                       MANAGEMENTS DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

                            INTERNATIONAL OPERATIONS

                                    Revenues

Revenues from the Company's international operations increased to $84.2 million in 1995, from $45.8 million in 1994. This increase resulted primarily from the Company's late 1994 acquisitions in the United Kingdom and strong Canadian growth.

                       Compensation and Fringe Benefits

Compensation expense, including related payroll taxes and fringe benefits, also increased significantly, from $28.5 million in 1994 to $50.8 million in 1995. However, as a percent of revenues, such expense declined from 62.2% of revenues in 1994 to 60.3% in 1995. Salaries and wages of international personnel declined from 54.7% of revenues in 1994 to 52.5% in 1995, reflecting the integration of the United Kingdom acquisitions with Crawford's operations in that country. Payroll taxes and fringe benefits increased as a percentage of revenues, from 7.5% in 1994 to 7.8% in 1995, due to more generous retirement programs maintained by the acquired entities.

             Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits approximated 36.1% of revenues for 1995 compared to 35.0% of revenues for 1994, primarily due to higher amortization of intangible assets arising from the Company's United Kingdom acquisitions. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy and interest costs.


-
22
-

                        CONSOLIDATED STATEMENTS OF INCOME
                               Crawford & Company


                                                                                                              IN THOUSANDS
                                                                                                              OF $ EXCEPT
For the years ended December 31, 1996, 1995 and 1994               1996          1995          1994           SHARE AND PER
----------------------------------------------------------------------------------------------------------    SHARE DATA
Revenues                                                       $   633,625   $   607,577   $   587,781
                                                               -------------------------------------------
Costs and Expenses:
   Costs of services provided, less
     reimbursed expenses of $33,218
     in 1996, $34,025 in 1995 and
     $31,751 in 1994                                               451,512       439,029       421,047
   Selling, general and
     administrative expenses                                       110,143       108,168        98,683
                                                               -------------------------------------------

                                                                   561,655       547,197       519,730
                                                               -------------------------------------------

Income Before Income Taxes                                          71,970        60,380        68,051
Income Taxes                                                        29,160        24,360        27,450
                                                               -------------------------------------------
Net Income                                                     $    42,810   $    36,020   $    40,601
                                                               -------------------------------------------


Per Share Amounts:
   Net income                                                  $      0.84   $      0.69   $      0.76
                                                               -------------------------------------------
Cash Dividends Per Share:
   Class A Common Stock                                        $      0.40   $      0.39   $      0.37
                                                               -------------------------------------------
   Class B Common Stock                                        $      0.39   $      0.36   $      0.33
                                                               -------------------------------------------
Weighted Average
   Shares Outstanding                                           51,032,111    52,277,138    53,585,244
                                                               -------------------------------------------


                                                                               -
                                                                              23
                                                                               -


The accompanying notes are an integral part of these statements.

                           CONSOLIDATED BALANCE SHEETS
                               Crawford & Company


December 31, 1996 and 1995                                           1996             1995
-----------------------------------------------------------------------------------------------      IN THOUSANDS
ASSETS                                                                                               OF $
Current Assets:
   Cash and cash equivalents                                      $  55,485         $ 40,802
   Short-term investments, at fair value                                  -            5,596
   Accounts receivable, less allowance for doubtful
     accounts of $11,692 in 1996 and $10,303 in 1995                112,975          111,636
   Unbilled revenues, at estimated billable amounts                  68,593           60,486
   Prepaid income taxes                                               2,677            6,115
   Prepaid expenses and other current assets                          7,166            9,745
                                                             ----------------------------------
     Total current assets                                           246,896          234,380
                                                             ----------------------------------

Property and Equipment, at cost:

   Furniture and fixtures                                            52,123           52,504
   Data processing equipment                                         51,368           48,607
   Automobiles                                                        2,332            2,169
   Buildings and improvements                                        15,979           15,928
   Land                                                               2,099            2,099
                                                             ----------------------------------
                                                                    123,901          121,307
   Less accumulated depreciation and amortization                   (92,264)         (84,859)
                                                             ----------------------------------
     Net property and equipment                                      31,637           36,448
                                                             ----------------------------------
Other Assets:

   Intangible assets arising from acquisitions,
     less accumulated amortization of $8,768 in
     1996 and $7,596 in 1995                                         52,266           55,731
   Prepaid pension obligation                                        41,405           34,243
   Other                                                              5,881            6,181
                                                             ----------------------------------
Total other assets                                                   99,552           96,155
                                                             ----------------------------------
                                                                   $378,085         $366,983
                                                             ==================================



-
24
-



The accompanying notes are an integral part of these balance sheets.

                           CONSOLIDATED BALANCE SHEETS
                               Crawford & Company

December 31, 1996 and 1995                                       1996                  1995
------------------------------------------------------------------------------------------------     IN THOUSANDS
                                                                                                     OF $
LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
   Short-term borrowings                                      $    8,437           $   10,154
   Accounts payable                                               13,329               12,366
   Accrued compensation and related costs                         30,811               26,764
   Other accrued liabilities                                      32,645               29,394
   Deferred revenues                                              16,300               15,504
   Current installments of long-term debt                          9,130                  872
                                                         ----------------------------------------
     Total current liabilities                                   110,652               95,054
                                                         ----------------------------------------
Noncurrent Liabilities:

   Long-term debt, less current installments                         376                9,412
   Deferred income taxes                                          13,810               14,854
   Deferred revenues                                              12,902               10,498
   Postretirement medical benefit obligation                       8,037                7,938
   Self-insured risks                                              8,172                7,347
   Other                                                           2,600                1,020
                                                         ----------------------------------------
     Total noncurrent liabilities                                 45,897               51,069
                                                         ----------------------------------------
Shareholders' Investment:

   Class A Common Stock, $1.00 par value;
     50,000,000 shares authorized; 24,392,393 and
     25,844,979 shares issued in 1996 and 1995,
     respectively                                                 24,392               25,845
   Class B Common Stock, $1.00 par value;
     50,000,000 shares authorized; 25,718,919 and
     25,946,595 shares issued in 1996 and 1995,
     respectively                                                 25,719               25,947
   Retained earnings                                             173,708              172,030
   Cumulative translation adjustment                              (2,283)              (2,962)
                                                         ----------------------------------------
     Total shareholders' investment                              221,536              220,860
                                                         ----------------------------------------
                                                              $  378,085           $  366,983
                                                         ----------------------------------------



                                                                               -
                                                                              25
                                                                               -

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                               Crawford & Company

                                                                                                          IN THOUSANDS
For the years ended December 31, 1996, 1995 and 1994                                                      OF $
-----------------------------------------------------------------------------------------------------

                                         Common Stock          Additional                 Cumulative
                                     Class A       Class B      Paid-In     Retained      Translation
                                    Non-voting     Voting       Capital     Earnings      Adjustment
Balance at 12/31/93
  as originally reported              $18,015      $18,015       $5,445     $168,944       $(2,606)

    Restatement for stock
      split in 1997                     9,008        9,008                   (18,016)
                                  -------------------------------------------------------------------

Balance at 12/31/93
  as restated                          27,023       27,023        5,445      150,928        (2,606)
    Net income                                                                40,601
    Translation adjustment                                                                     (42)
    Cash dividends paid                                                      (18,941)
    Shares repurchased                   (911)        (713)      (5,969)      (9,331)
    Stock options
      exercised, net                       62           60          524
                                  -------------------------------------------------------------------

Balance at 12/31/94                    26,174       26,370           --      163,257        (2,648)
    Net income                                                                36,020
    Translation adjustment                                                                    (314)
    Cash dividends paid                                                      (19,541)
    Shares repurchased                   (416)        (501)        (793)      (7,706)
    Stock options
      exercised, net                       87           78          793
                                  -------------------------------------------------------------------

Balance at 12/31/95                    25,845       25,947           --      172,030        (2,962)
    Net income                                                                42,810
    Translation adjustment                                                                     679
    Cash dividends paid                                                      (20,095)
    Shares repurchased                 (1,623)        (335)      (1,323)     (21,037)
    Stock options
      exercised, net                      170          107        1,323
                                  -------------------------------------------------------------------
Balance at 12/31/96                   $24,392      $25,719           --     $173,708       $(2,283)
                                  ===================================================================





-
26
-



The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Crawford & Company

For the years ended December 31, 1996, 1995 and 1994                  1996             1995             1994       IN THOUSANDS
------------------------------------------------------------------------------------------------------------------ OF $
     Cash Flows From Operating Activities:
      Net income                                                    $ 42,810         $ 36,020         $ 40,601
     Reconciliation of net income to net cash
        provided by operating activities:
        Depreciation and amortization                                 15,716           16,865           14,912
        Deferred income taxes                                          2,394            5,205              210
        Loss on disposal of risk control unit                          1,560               --               --
        Loss on sales of property and equipment                          434              928              179
        Changes in operating assets and liabilities,
          net of effects of acquisitions:
           Short-term investments                                      5,596           13,170           10,414
           Accounts receivable, net                                    5,231           (6,392)          (8,028)
           Unbilled revenues                                          (4,586)          (1,172)           1,967
           Prepaid or accrued income taxes                            (1,124)            (462)           4,038
           Accounts payable and accrued liabilities                   10,383           (2,368)           7,006
           Deferred revenues                                           1,897              188            2,767
           Prepaid expenses and other                                 (9,328)         (14,681)          (1,929)
                                                                -------------------------------------------------
     Net cash provided by operating activities                        70,983           47,301           72,137
                                                                -------------------------------------------------
     Cash Flows From Investing Activities:
      Acquisitions of property and equipment                          (7,473)         (12,575)         (11,769)
      Net assets of companies acquired, excluding cash                (3,329)          (4,998)         (24,918)
      Proceeds from sales of property and equipment                      350              137              241
                                                                -------------------------------------------------
     Net cash used in investing activities                           (10,452)         (17,436)         (36,446)
                                                                -------------------------------------------------

     Cash Flows From Financing Activities:
      Dividends paid                                                 (20,095)         (19,541)         (18,941)
      Repurchase of common stock                                     (24,318)          (9,416)         (16,924)
      Issuance of common stock                                         1,600              958              646
      Increase (decrease) in short-term borrowings                    (2,340)             684              704

      Decrease in long-term debt                                        (677)            (827)          (2,170)
                                                                -------------------------------------------------
      Net cash used in financing activities                          (45,830)         (28,142)         (36,685)
                                                                -------------------------------------------------
     Effect of exchange rate changes on cash and cash
      equivalents                                                        (18)             111             (149)
                                                                -------------------------------------------------
     Increase (Decrease) in Cash and Cash Equivalents                 14,683            1,834           (1,143)
     Cash and Cash Equivalents at Beginning of Year                   40,802           38,968           40,111
                                                                -------------------------------------------------
     Cash and Cash Equivalents at End of Year                       $ 55,485         $ 40,802         $ 38,968
                                                                =================================================



                                                                               -
                                                                              27
                                                                               -



The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

              1. SUMMARY OF MAJOR ACCOUNTING AND REPORTING POLICIES

                             Nature of Operations

The Company is a worldwide diversified service firm which provides claims services and risk management information services to insurance companies, self-insured corporations and governmental entities. The majority of the Company's revenues are derived from domestic claims services.

                           Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions.

The financial statements of the Company's international claims adjusting firm, Crawford & Company International, Inc. (CCI), are included in the Company's consolidated financial statements on a delayed basis in order to provide sufficient time for accumulation of CCI's worldwide results. This reporting delay, previously three months, was changed to two months during 1995. Accordingly, the Company's December 31, 1996 and 1995 consolidated financial statements reflect the financial position of CCI as of October 31, 1996 and 1995, respectively, and the results of CCI's operations and cash flows for the twelve-month period ended October 31, 1996, the thirteen-month period ended October 31, 1995, and the twelve-month period ended September 30, 1994. This change had no material effect on the Company's financial position, results of operations or cash flows.

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

                                  Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences result from prepayment of pension costs, the use of accelerated depreciation methods, and deferred recognition of unbilled revenues for income tax purposes; and deferred revenue, self-insurance, employee compensation, and receivables valuation reserves provided for financial reporting purposes.

                             Net Income Per Share

Net income per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B during the respective years. The effect of common stock equivalents is less than 3% dilutive and, therefore, is not included in the computation.

                     Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents, receivables and accounts payable approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt approximates carrying value based on their effective interest rates compared to current market rates.

                             Short-Term Investments

The Company generally invests its excess cash in short-term debt securities. These securities are reported at their estimated fair value in the accompanying financial statements, with unrealized holding gains and losses included in earnings. Investments with maturities greater than three months are classified as short-term investments. Net unrealized holding gains of $11,000 and $277,000 and net unrealized holding losses of $288,000 were recognized during 1996, 1995 and 1994, respectively.


-
28
-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

                            Property and Depreciation

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets. The estimated useful lives and depreciation methods for the principal property and equipment classifications are as follows:

                                  Estimated
       Classification            Useful Lives               Method
-----------------------------------------------------------------------------
                                                        Straight-line
        Furniture and                                    and double-
          fixtures               3-10 years           declining balance
       Data processing
          equipment               3-5 years             Straight-line
         Automobiles              3-4 years             Straight-line
        Buildings and
        improvements             7-40 years             Straight-line

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

Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is recorded based on the Company's estimate of the aggregate liability for claims incurred. At December 31, 1996 and 1995, accrued self-insured risks totaled $16,305,000 and $15,185,000, respectively, including current liabilities of $8,133,000 and $7,838,000, respectively.

                  Industry Concentration and Major Customer

Substantial portions of the Company's revenues and accounts receivable are derived from the property and casualty insurance industry. Revenues from services provided to an insurance holding company and its subsidiaries approximated 12% of consolidated revenues in 1995 and 14% in 1994. Such revenues were less than 10% in 1996.

                               Reclassification

Costs associated with the Company's distributed branch computer network totaling $19,843,000 were reclassified from selling, general and administrative expenses to costs of services provided in the 1994 consolidated statement of income.



                                                                               -
                                                                              29
                                                                               -

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

                               2. RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually, based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $5,900,000, $3,493,000 and $4,216,000 in 1996, 1995 and 1994,
respectively.

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

Pension expense related to the defined benefit plans in 1996, 1995 and 1994 included the following components:

                                                            1996             1995             1994
-----------------------------------------------------------------------------------------------------
                                                              in thousands of dollars

Service costs of benefits                                 $ 10,118         $  9,160         $  8,832
Interest costs on projected benefit obligations             16,111           14,673           12,711
Actual return on plan assets                               (17,914)         (24,183)           4,211
Net amortization and deferrals                               1,351           10,572          (16,749)
                                                          -------------------------------------------
Pension expense                                           $  9,666         $ 10,222         $  9,005
                                                          ===========================================

The following schedule reconciles the funded status of the plans with amounts reported in the Company's balance sheets at December 31, 1996 and 1995:

                                                                  1996            1995
-----------------------------------------------------------------------------------------
                                                                 in thousands of dollars
Accumulated benefit obligation at September 30:
   Vested portion                                               $183,423        $167,527
   Nonvested portion                                              12,174          12,607
                                                                -------------------------
                                                                 195,597         180,134
Effect of projected future compensation levels                    26,443          27,360
                                                                -------------------------
Projected benefit obligation at September 30                     222,040         207,494
Less fair market value of plan assets at September 30           (222,533)       (199,680)
                                                                -------------------------
Unfunded projected benefit obligation                               (493)          7,814
Contributions made in fourth quarter                              (2,000)         (2,300)
Unrecognized net transition asset                                    397             477
Unrecognized net loss                                            (36,393)        (37,420)
                                                                -------------------------
Net prepaid pension cost                                         (38,489)        (31,429)
Less pension obligation included in other accrued liabilities     (2,916)         (2,814)
Prepaid pension included in other assets                        $(41,405)       $(34,243)
                                                                =========================

The discount rate and rate of increase in future compensation levels used in determining the projected benefit obligations ranged from 7.5% to 8% and 5% to 5.5%, respectively, at September 30, 1996 and 1995. The expected long-term rate of return on plan assets used in determining net periodic pension costs ranged from 8% to 9.25% in both years.


-
30
-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

                       3. POSTRETIREMENT MEDICAL BENEFITS

Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. Net postretirement medical benefit expense for 1996 and 1995 includes the following components:

                                                                            1996         1995
------------------------------------------------------------------------------------------------
                                                                         in thousands of dollars
Service cost of benefits                                                    $  40       $  40
Interest cost on Accumulated Postretirement Benefit Obligation (APBO)         594         594
                                                                            -----------------
                                                                            $ 634        $634
                                                                            =================
The APBO at December 31, 1996 and 1995 was comprised of the following:

                                                                            1996         1995
------------------------------------------------------------------------------------------------
                                                                         in thousands of dollars
Retirees                                                                   $4,925      $5,099
Eligible active participants                                                1,197       1,466
Other active participants                                                     579       1,491
                                                                           ------------------
                                                                            6,701       8,056
Unrecognized net gain (loss)                                                1,336        (118)
                                                                           ------------------
Postretirement Medical Benefit Obligation recognized in balance sheets     $8,037      $7,938
                                                                           ==================

The discount rate used in determining the APBO was 7.5% for 1996 and 1995. The assumed rate of increase in the per capita costs of covered healthcare benefits (the healthcare cost trend rate) was 8.5% in 1996, decreasing gradually to 5.0% by the year 2003; and 12% in 1995, decreasing gradually to 6% by the year 2004.

The effect of increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO, which is unfunded, by approximately $781,000 and the total service and interest cost components of the 1996 and 1995 net postretirement benefit cost by approximately $60,000 and $76,000, respectively.

                              4. INTANGIBLE ASSETS

Other assets include the following intangible assets (net of amortization) arising from acquisitions:

                                                                       1996         1995
-------------------------------------------------------------------------------------------
                                                                    in thousands of dollars
Amortized over fifteen years                                         $    969    $  1,050
Amortized over twenty years                                             2,484       4,460
Amortized over forty years                                             48,813      50,221
                                                                     --------------------
                                                                     $ 52,266    $ 55,731
                                                                     ====================

Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.


                                                                               -
                                                                              31
                                                                               -

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

                                 5. INCOME TAXES

The provisions for income taxes consist of the following:

                                                  1996            1995            1994
------------------------------------------------------------------------------------------
                                                         in thousands of dollars
Currently payable                                $26,766         $19,155          $27,240
Current deferred                                   3,471          (1,442)             703
Noncurrent deferred                               (1,077)          6,647             (493)
                                                 ----------------------------------------
                                                 $29,160         $24,360          $27,450
                                                 ========================================

Cash payments for income taxes were $28,195,000 in 1996, $18,571,000 in 1995 and $22,796,000 in 1994.

The provisions for income taxes are reconciled to the federal statutory rate of 35% in 1996, 1995 and 1994, as follows:

                                                  1996            1995            1994
------------------------------------------------------------------------------------------
                                                         in thousands of dollars
Federal income taxes at statutory rate           $25,190         $21,133          $23,818
State income taxes, net of federal benefit         2,807           2,512            3,079
Other                                              1,163             715              553
                                                 -----------------------------------------
                                                 $29,160         $24,360          $27,450
                                                 =========================================

The provisions for income taxes include foreign income taxes of $1,641,000 in 1996, $2,541,000 in 1995 and $1,831,000 in 1994. The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings considered to be permanently reinvested in its foreign subsidiaries. At December 31, 1996, such undistributed earnings totaled $14,424,000.

Deferred income taxes consist of the following at December 31, 1996 and 1995:


                                                                  1996            1995
-----------------------------------------------------------------------------------------
                                                                 in thousands of dollars
Accounts receivable reserves                                    $  1,019        $     884
Accrued compensation                                               4,844            4,040
Self-insured risks                                                 5,648            6,901
Deferred revenues                                                 11,159           10,401
Postretirement benefits                                            3,215            3,175
Other                                                              3,965            2,427
                                                                -------------------------
Gross deferred tax assets                                         29,850           27,828
                                                                -------------------------
Unbilled revenues                                                 13,967           10,862
Depreciation and amortization                                      6,908            7,820
Prepaid pension obligation                                        19,714           17,706
Other                                                                394              179
                                                                -------------------------
Gross deferred tax liabilities                                    40,983           36,567
                                                                -------------------------
Net deferred tax liability                                       (11,133)          (8,739)
Less noncurrent net deferred tax liability                       (13,810)         (14,854)
                                                                -------------------------
Current net deferred tax asset                                  $  2,677         $  6,115
                                                                =========================


-
32
-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

                      6. LEASE COMMITMENTS AND OBLIGATIONS

The Company and its subsidiaries lease office space and certain computer equipment under operating leases. In addition, the Company leases a major portion of its automobile fleet under twelve-month operating leases that require the Company to guarantee specified residual values and monthly rental payments for up to two months after the end of the lease term. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases was $47,119,000 in 1996, $49,122,000 in 1995 and
$46,512,000 in 1994, including rental expense for automobile leases of $11,551,000 in 1996, $13,531,000 in 1995 and $12,474,000 in 1994.

The Company also leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months. The Company incurred $162,000 of such capital lease obligations in 1996, none in 1995 and $60,000 in 1994. These transactions represent noncash investing and financing activities and consequently have been excluded from the accompanying consolidated statements of cash flows. At December 31, 1996, future minimum payments under capital leases and non-cancellable operating leases with remaining terms of more than 12 months were as follows:

                                                            Capital    Operating
                                                            Leases      Leases
----------------------------------------------------------------------------------
                                                           in thousands of dollars
1997                                                         $ 93       $25,219
1998                                                           69        15,862
1999                                                           51        10,529
2000                                                           24         4,767
2001                                                           --         3,084
Subsequent to 2001                                             --         8,027
                                                             ------------------
Total minimum lease payments                                  237       $67,488
                                                                        =======
Less amounts representing interest                            (33)
                                                             ----
Present value of future minimum lease payments (See Note 9)  $204
                                                             ====

                              7. FOREIGN OPERATIONS

The Company provides claims services through branch offices located in approximately 51 countries outside the United States. Selected financial information as of December 31, 1996, 1995 and 1994 covering the Company's foreign operations is presented below:

                                           U.S.        Foreign  Consolidated
                                         Operations   Operations    Totals
------------------------------------------------------------------------------
                                               in thousands of dollars
1996
Revenues                                  $555,257      $78,368     $633,625
Pretax Income                               69,174        2,796       71,970
Total Assets                               263,349      114,736      378,085
1995
Revenues                                  $523,367      $84,210     $607,577
Pretax Income                               57,368        3,012       60,380
Total Assets                               256,417      110,566      366,983
1994
Revenues                                  $541,969      $45,812     $587,781
Pretax Income                               66,749        1,302       68,051
Total Assets                               250,923      105,458      356,381


                                                                               -
                                                                              33
                                                                               -

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

                        8. ACQUISITIONS AND DISPOSITIONS

On December 19, 1996, the Company entered into an agreement with Swiss Reinsurance Company (Swiss Re) to merge both companies' claims services firms outside the United States. Following the merger, the new entity was named Crawford-THG Limited. The Company contributed its 100% owned subsidiary, Crawford & Company International (CCI), with a net tangible book value of approximately $38 million, and a fair market value of approximately $77.5 million, in exchange for a 60% controlling interest in Crawford-THG Limited. Swiss Re contributed the non-U.S. operations of its 100% owned subsidiary, Thomas Howell Group (THG), with a net tangible book value of approximately $25 million, and a fair market value of approximately $51.7 million, in exchange for a 40% minority interest.

The merger was accounted for under the purchase method of accounting as a partial sale of CCI to Swiss Re, and a partial acquisition of THG by the Company. No gain or loss was recognized on the partial sale. The accompanying consolidated financial statements exclude the financial position and operating results of the Company's interest in THG at December 31,1996 due to the two-month lag in reporting international results.

The Company also acquired 100% of Swiss Re's THG-Americas unit based in the United States for approximately $3.3 million. The Company acquired assets with a fair market value of approximately $13.7 million and assumed liabilities of $10.4 million. This transaction was accounted for by the purchase method of accounting. The December 31, 1996 consolidated financial statements reflect the financial position of THG-Americas as of that date, but do not include any revenues or expenses related to THG-Americas' operations.

The following table presents unaudited pro forma operating results as if these acquisitions had occurred on January 1, 1995. The pro forma information is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined enterprises.

                                                         1996         1995
----------------------------------------------------------------------------
                                                             Unaudited
                                                     (in thousands of dollars,
                                                       except per share data)
Revenues                                               $757,335     $727,526
                                                       =====================
Net income before minority interest                    $ 44,764     $ 33,103
Minority interest in net (income) loss                   (2,717)       1,279
                                                       ---------------------
Net income                                             $ 42,047   $   34,382
                                                       =====================
Net income per share                                   $   0.82   $     0.66
                                                       =====================

The operating results of the acquired entities include certain non-recurring expenses and restructuring charges. Had these charges not been incurred, pro forma net income per share would have been $0.87 and $0.68 for 1996 and 1995, respectively.

On January 31, 1997, the Company entered into an agreement to dispose of its risk control unit. The 1996 consolidated statement of income includes a pre-tax charge of $1,560,000 ($928,200 after tax or $.02 per share) related to this transaction.


-
34
-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

                   9. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt at December 31, 1996 and 1995 consists of the following:

                                                                                 1996           1995
-----------------------------------------------------------------------------------------------------
                                                                              in thousands of dollars
Unsecured convertible loan notes issued in connection with
acquisition of foreign subsidiary; non interest bearing; due November 1997      $8,188       $ 7,900
6% loan notes issued in connection with acquisition of foreign subsidiary;
due October 1997                                                                   780         1,464
Loan note issued in connection with acquisition of foreign subsidiary;
non-interest bearing; due January 1997                                              57           526
Mortgage payable, secured by building                                              277           277
Capital leases (See Note 6)                                                        204           117
                                                                                --------------------
                                                                                 9,506        10,284
Less current installments                                                       (9,130)         (872)
                                                                                --------------------
                                                                                $  376       $ 9,412
                                                                                ====================

The convertible loan notes are convertible into Crawford Class A Common Stock based on certain factors, including the market price of the stock and currency exchange (approximately 810,000 and 775,000 shares based on the market price and currency exchange at December 31, 1996 and 1995, respectively).

The Company maintains credit lines with banks in order to meet seasonal working capital requirements or other financing needs that may arise. Short-term borrowings totaled $8.4 million and $10.2 million at December 31, 1996 and 1995, respectively. The weighted average interest rate on short-term borrowings during 1996 and 1995 was 5.6% and 6.9%, respectively.

                                10. COMMON STOCK

The Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, amended as of July 24, 1990, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock.

On February 4, 1997, the Board of Directors declared a three-for-two stock split on both the Class A Common Stock and Class B Common Stock. The split is to be effected in the form of a 50% stock dividend on the outstanding shares of each Class, payable on March 25, 1997 to stockholders of record on March 11, 1997. Had this action occurred on December 31, 1996, it would have resulted in the issuance of 8,130,798 shares of Class A Common Stock and 8,572,973 shares of Class B CommonStock, and the transfer of the par value of the additional shares ($8,130,798 for Class A shares and $8,572,973 for Class B shares) from retained earnings to common stock. All share and per share amounts in the accompanying financial statements and related notes have been restated to give retroactive effect to this stock split.


                                                                               -
                                                                              35
                                                                               -

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31,1996, 1995 and 1994

                           Stock Compensation Plans

At December 31, 1996, the Company had four stock-based compensation plans which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its employee stock purchase plan. Had compensation cost for these stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                              1996              1995
---------------------------------------------------------------------
                                             (in thousands of dollars,
                                              except per share data)
Net Income           As Reported            $42,810          $36,020
                       Pro Forma             42,209           35,869
Earnings Per Share   As Reported              $0.84            $0.69
                       Pro Forma               0.83             0.69

                         Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of its Class A Common Stock to its full time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period.

The fair value of each employee purchase right was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 2.6%; expected life of one year; expected volatility of 20%; and risk-free interest rate of 5.0%. The weighted-average fair value of the purchase rights granted in 1996 was $5.

                           Fixed Stock Option Plans

The Company has three fixed Employee Stock Option Plans. Under these plans which were established in 1990, 1987, and 1981, the Company may grant options for up to 2,857,500 shares, 675,000 shares, and 450,000 shares, respectively, of common stock to key employees. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options are granted throughout the year under the 1990 Plan and become exercisable according to provisions outlined in the Plan's terms and conditions. The 1990 Plan includes options granted as incentive stock options
(ISO) and non-incentive stock options (Non-ISO). During 1996, 1,095,000 Non-ISOs were granted to certain key executives. These options vest in full if the Company's stock price closes above $17.73 for ten consecutive trading days and expire in seven years. As of December 31, 1996, all options under the 1987 and 1981 Plans have been granted.

Options granted prior to the July 24, 1990 amendment to the Articles of Incorporation are exercisable for one share of Class A Common Stock and one share of Class B Common Stock. Options granted after July 24, 1990 are exercisable for one share of Class A Common Stock.

The fair value of each option granted in 1996 and 1995 under the 1990 Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 2.6% for both years; expected volatility of 20% for both years; risk-free interest rates of 5.6% (ISO) and 5.4% (Non-ISO) in 1996, and 7.6% (ISO) in 1995; and expected option lives of 8.3 years (ISO) and 6.5 years (Non-ISO) in 1996, and 8.3 years
(ISO) in 1995.

A summary of the status of the Company's fixed stock option plans as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is as follows (in thousands of shares):


-
36
-

                   Notes to Consolidated Financial Statements
                         December 31,1996, 1995 and 1994

                                                       1996                     1995                        1994
-------------------------------------------------------------------------------------------------------------------------

                                                     Weighted-                  Weighted-                  Weighted-
                                        Shares        Average     Shares        Average      Shares         Average
                                                   Exercise Price             Exercise Price              Exercise Price
                                        ------------------------- -------------------------- ---------------------------
Class A Common Stock (Non-voting) Options
Outstanding, beginning of year          1,592           $11      1,536             $11      1,393              $12
  Options granted                       1,489            12        346              10        366               11
  Options exercised                      (275)            9        (91)              6        (69)               6
  Options forfeited                      (216)           11       (199)             12       (154)              14
                                        -----                    -----                      -----
Outstanding, end of year                2,590            12      1,592              11      1,536               12
                                        =====                    =====                      =====
Exercisable, end of year                  560                      647                        709
                                        =====                    =====                      =====

Weighted-average fair value of options granted during the year
  Incentive stock options                               $ 3                        $ 3                          --
  Nonincentive stock options                              3                         --                          --


Class B Common Stock (Voting) Options
Outstanding, beginning of year            344           $ 9        451             $ 8        538              $ 8
  Options granted                           -             -          -               -          -                -
  Options exercised                      (206)            9        (80)              6        (65)               6
  Options forfeited                        (6)           10        (27)              9        (22)              10
                                        -----                    -----                      -----
Outstanding, end of year                  132             9        344               9        451                8
                                        =====                    =====                      =====
Exercisable, end of year                  132                      344                        416
                                        =====                    =====                      =====


The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                     Options Outstanding                         Options Exercisable
-------------------------------------------------------------------------------------------------------
  Range of             Number            Weighted-         Weighted-          Number          Weighted-
  Exercise           Outstanding          Average           Average         Exercisable        Average
   Prices            at 12/31/96         Remaining         Exercise         at 12/31/96       Exercise
                                     Contractual Life        Price                              Price
------------       --------------------------------------------------     ------------------------------
Class A Common Stock (Non-voting) Options
$ 4 to 8                  49               2.1 years         $ 6                 48            $  6
  9 to 12              1,230               7.4                11                392              11
 13 to 17              1,311               6.6                13                120              14
                      ------                                                   ----
$ 4 to 17              2,590               6.9                12                560              11
                      ======                                                   ====
Class B Common Stock (Voting) Options
$ 4 to 8                  43               1.8 years         $ 5                 43            $  5
  9 to 11                 89               3.1                10                 89              10
                        ----                                                   ----
$ 4 to 11                132               2.7                 9                132               9
                        ====                                                   ====


                                                                               -
                                                                              37
                                                                               -

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of Crawford & Company:             [ARTHUR ANDERSON LOGO]

We have audited the consolidated balance sheets of CRAWFORD & COMPANY (a Georgia corporation) and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1994 financial statements of certain foreign operations, which statements reflect approximately 4% of consolidated revenues in 1994. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, in so far as it relates to the amounts included for those entities, is based solely on the report of other auditors.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP

Atlanta, Georgia                                      /S/ ARTHUR ANDERSON LLP
January 28, 1997


-
38
-

                             SELECTED FINANCIAL DATA
                               Crawford & Company

For the years ended December 31, 1996, 1995, 1994, 1993 and 1992

                                                                                                                 IN THOUSANDS
                                                                                                                 OF $ EXCEPT
                                    1996               1995           1994            1993            1992       SHARE AND PER
--------------------------------------------------------------------------------------------------------------   SHARE DATA
Revenues                         $   633,625        $   607,577    $   587,781     $   576,298     $   597,745
Income Before
   Accounting Changes                 42,810             36,020         40,601          38,050          40,417
Income Per Share Before
   Accounting Changes                   0.84               0.69           0.76            0.71            0.75
Total Assets                         378,085            366,983        356,381         326,263         316,889
Long-Term Debt                           376              9,412          9,962             734           1,806
Cash Dividends Per Share:
   Class A Common Stock                 0.40               0.39           0.37            0.35            0.31
   Class B Common Stock                 0.39               0.36           0.33            0.29            0.27
Weighted Average
   Shares Outstanding             51,032,111         52,277,138     53,585,244      53,976,672      53,753,102



                                                                               -
                                                                              39
                                                                               -



Note: All shares and per share amounts have been restated to reflect the three-for-two stock split in 1997 (See Note 10).

     Effective January 1, 1993, the Company adopted new accounting standards for postretirement benefits other than pensions, other postemployment benefits, and income taxes, by reflecting the cumulative effects of the changes in income upon adoption.

                            QUARTERLY FINANCIAL DATA
                               Crawford & Company

Quarterly Financial Data (Unaudited), Dividend Information and Common Stock Quotations

                                                                                               IN THOUSANDS
                                                1996             1995             1994         OF $ EXCEPT
-----------------------------------------------------------------------------------------      PER SHARE DATA

First Quarter:
Revenues                                     $ 161,563        $ 148,649        $ 148,792
Income before income taxes                      17,478           15,884           16,892
Net income                                      10,431            9,478           10,087
Net income per share                              0.20             0.18             0.19
Cash dividends per share:
   Class A Common Stock                         0.1000           0.0967           0.0933
   Class B Common Stock                         0.0967           0.0900           0.0833
Common stock quotations:
   Class A - High                                11.09            10.50            11.83
   Class A - Low                                  9.67             9.67            10.50
   Class B - High                                11.42            10.67            11.17
   Class B - Low                                 10.00             9.75            10.09
Second Quarter:
Revenues                                     $ 157,629        $ 150,863        $ 147,824
Income before income taxes                      17,144           11,026           17,478
Net income                                      10,228            6,580           10,433
Net income per share                              0.20             0.13             0.19
Cash dividends per share:
   Class A Common Stock                         0.1000           0.0967           0.0933
   Class B Common Stock                         0.0967           0.0900           0.0833
Common stock quotations:
   Class A - High                                11.42            11.67            11.42
   Class A - Low                                 10.17            10.33            10.42
   Class B - High                                11.59            11.83            11.17
   Class B - Low                                 10.33            10.50             9.92



-
40
-



The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape. All per share amounts and common stock quotations have been restated to reflect the three-for-two stock split in 1997 (See Note 10).

                            QUARTERLY FINANCIAL DATA
                               Crawford & Company

                                                                                               IN THOUSANDS
                                                  1996           1995           1994           OF $ EXCEPT
------------------------------------------------------------------------------------------     PER SHARE DATA

Third Quarter:
Revenues                                        $154,897        $150,954        $149,051
Income before income taxes                        18,189          15,806          18,806
Net income                                        10,855           9,431          10,776
Net income per share                                0.22            0.18            0.20
Cash dividends per share:
   Class A Common Stock                           0.1000          0.0967          0.0933
   Class B Common Stock                           0.0967          0.0900          0.0833
Common stock quotations:
   Class A - High                                  14.09           11.50           11.17
   Class A - Low                                   11.00            9.83           10.33
   Class B - High                                  14.09           11.75           10.92
   Class B - Low                                   11.00            9.92           10.33
Fourth Quarter:
Revenues                                        $159,536        $157,111        $142,114
Income before income taxes                        19,159          17,664          14,875
Net income                                        11,296          10,531           9,305
Net income per share                                0.22            0.20            0.18
Cash dividends per share:
   Class A Common Stock                           0.1000          0.0967          0.0933
   Class B Common Stock                           0.0967          0.0900          0.0833
Common stock quotations:
   Class A - High                                  14.50           10.75           10.50
   Class A - Low                                   13.09           10.17            9.67
   Class B - High                                  15.83           11.09           10.67
   Class B - Low                                   13.17           10.17            9.67



                                                                               -
                                                                              41
                                                                               -



The approximate number of record holders of the Company's stock as of February 3, 1997: Class A -- 1,453 and Class B -- 1,121.