Form 10-K405, Exhibit 13
period 1997-12-31
CRAWFORD & CO
filed 1998-03-27
CIK 25475

                                                                    EXHIBIT 13.1


                                 FINANCIAL TABLE OF CONTENTS




                        MANAGEMENT'S DISCUSSION AND ANALYSIS   16

                           CONSOLIDATED STATEMENTS OF INCOME   21

                                 CONSOLIDATED BALANCE SHEETS   22

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT   24

                       CONSOLIDATED STATEMENTS OF CASH FLOWS   25

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS   38

                                     SELECTED FINANCIAL DATA   39

                        QUARTERLY FINANCIAL DATA (UNAUDITED)   40

                                      DIRECTORS AND OFFICERS   42




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  15

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

At December 31, 1997, current assets exceeded current liabilities by approximately $149.3 million, an increase of $13.1 million from the working capital balance at December 31, 1996. Cash and cash equivalents at the end of 1997 totaled $55.4 million, compared to $55.5 million at the end of 1996. The Company held no short-term investments at December 31, 1997 or December 31, 1996. Cash was generated primarily from operating activities, while the principal uses of cash were for repurchases of common stock, dividends paid to shareholders, and acquisitions of property and equipment. The ratio of current assets to current liabilities was 2.2 to 1 at December 31, 1997 and 1996.

During 1996, the Company announced a share repurchase program to acquire up to an aggregate of 3,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through October 28, 1997, the Company completed this program by reacquiring 2,455,400 shares of its Class A Common Stock and 551,850 shares of its Class B Common Stock at an average cost of $15.01 and $14.79 per share, respectively. On October 28, 1997, the Company's Board of Directors authorized an additional share repurchase program of an aggregate of 3,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through December 31, 1997, the Company has reacquired 529,500 shares of its Class A Common Stock and 36,700 shares of its Class B Common Stock at an average cost of $20.43 and $20.44 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of December 31, 1997, totaled $19.8 million, as compared to $8.4 million at the end of 1996, due to the acquisition of THG. Since the acquisition, short-term borrowings have increased $11.4 million, as the Company's foreign operations have expended cash for the costs accrued in the first quarter restructuring charge. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at the end of 1997 was $215.0 million, compared with $221.5 million at the end of 1996. Long-term debt totaled $731,000 at December 31, 1997, compared to $376,000 at December 31, 1996.



16  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Operating results for the Company's domestic and international operations for the years ended December 31, 1997 and 1996 are as follows:

                                                       DOMESTIC                INTERNATIONAL                 TOTAL
                                                   1997         1996         1997         1996         1997         1996
--------------------------------------------------------------------------------------------------------------------------
in thousands of dollars, except percentages
Revenues                                         $546,246     $555,257     $146,076     $ 78,368     $692,322     $633,625

Compensation and Benefits                         341,684      355,110       92,528       48,251      434,212      403,361
% of Revenues                                        62.6%        63.9%        63.3%        61.5%        62.7%        63.6%

Expenses Other than Compensation and Benefits     123,231      130,973       49,695       27,321      172,926      158,294
% of Revenues                                        22.6%        23.6%        34.0%        34.9%        25.0%        25.0%
                                                 -------------------------------------------------------------------------

Pretax Income Before Restructuring
 Charge and Minority Interest                    $ 81,331     $ 69,174     $  3,853     $  2,796     $ 85,184     $ 71,970
% of Revenues                                        14.9%        12.5%         2.6%         3.6%        12.3%        11.4%
                                                 =========================================================================


Operating results for the Company's domestic and international operations for the years ended December 31, 1996 and 1995 are as follows:

                                                       DOMESTIC                INTERNATIONAL                 TOTAL
                                                   1996         1995         1996         1995         1996         1995
--------------------------------------------------------------------------------------------------------------------------
in thousands of dollars, except percentages
Revenues                                         $555,257     $523,367     $ 78,368     $ 84,210     $633,625     $607,577

Compensation and Benefits                         355,110      338,221       48,251       50,752      403,361      388,973
% of Revenues                                        63.9%        64.6%        61.5%        60.3%        63.6%        64.0%

Expenses Other than Compensation and Benefits     130,973      127,778       27,321       30,446      158,294      158,224
% of Revenues                                        23.6%        24.4%        34.9%        36.1%        25.0%        26.1%
                                                 -------------------------------------------------------------------------

Pretax Income                                    $ 69,174     $ 57,368     $  2,796     $  3,012     $ 71,970     $ 60,380
% of Revenues                                        12.5%        11.0%         3.6%         3.6%        11.4%         9.9%
                                                 =========================================================================


Revenues for the years ended December 31, 1997, 1996 and 1995 were $692.3 million, $633.6 million and $607.6 million, respectively, an increase of 9.3% from 1996 to 1997 and 4.3% from 1995 to 1996. Consolidated pretax income before restructuring charge and minority interest increased 18.4% from 1996 to 1997 and 19.2% from 1995 to 1996. While revenues increased 9.3% from 1996 to 1997 and 4.3% from 1995 to 1996, corresponding expenses increased only 8.1% and 2.6% due to efficiencies achieved in operating and support activities throughout the Company.


                                        CRAWFORD & COMPANY 1997 ANNUAL REPORT 17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Domestic Operations

Revenues

Domestic revenues from insurance companies and self-insured entities totaled $546.2 million, $555.3 million and $523.4 million for the years ended December 31, 1997, 1996 and 1995, respectively, a decrease of 1.6% from 1996 to 1997 and an increase of 6.1% from 1995 to 1996. Severe weather in the United States during 1996 caused an increase in weather-related claims from 1995 to 1996 and a decrease in those same claims from 1996 to 1997. Growth in claims volume from insurers who have outsourced their claims handling functions to the Company has been offset by continued weakness in the self-insured corporate market. Revenues from services provided to an insurance holding company and its subsidiaries continued to decline, from 12% of total revenues in 1995 to less than 10% in 1996 and 1997.

Domestic unit volume, measured principally by chargeable hours and excluding acquisitions, decreased approximately 5.2% from 1996 to 1997 (of this volume decrease, approximately 3.2% was due to declines in catastrophe revenues discussed below). This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 2.0% over the same period. The Company's acquisition of the Thomas Howell Group-Americas unit based in the United States increased domestic revenues by 1.6% from 1996 to 1997. Domestic unit volume increased approximately 4.1% from 1995 to 1996. In addition, changes in the mix of services provided and in the rates charged for those services increased revenues by approximately 2.0% during 1996.

Revenues from domestic operations include $23.1 million, $41.0 million and $29.1 million in 1997, 1996 and 1995, respectively, in revenue from services provided by the Company's catastrophe adjusters, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms and oil spills. The decrease from 1996 to 1997 was due to a decrease in weather-related claims in 1997 compared to 1996.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense has decreased as a percent of revenues from 64.6% in 1995, to 63.9% in 1996 and 62.6% in 1997. This decrease is due primarily to a reduction in administrative compensation expense, resulting from a consolidation of administrative support functions.

Domestic salaries and wages of personnel other than contract managers decreased by 5.6% from 1996 to 1997, from $263.4 million in 1996 to $248.7 million in 1997, due to the consolidation of administrative support functions. Such expenses increased by 3.6% from 1995 to 1996, from $254.3 million in 1995 to $263.4 million in 1996, to support the 6.1% revenue growth in that same period. Contract managers' compensation is based on the operating income of the offices which they manage. Compensation of these managers totaled $39.9 million, $36.5 million and $28.5 million in 1997, 1996 and 1995, respectively, increasing 9.3% and 28.1% from 1996 to 1997 and from 1995 to 1996, respectively.

Payroll taxes and fringe benefits for domestic operations totaled $53.0 million, $55.2 million, and $55.4 million in 1997, 1996 and 1995, respectively, declining each year due primarily to lower employee group medical costs.

Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits have declined as a percent of revenues from 24.4% in 1995, to 23.6% in 1996 and 22.6% in 1997. This decline is largely due to lower rent and occupancy costs, as branch locations have been consolidated into campus environments and excess space has been released.


18  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


International Operations

Revenues

Revenues from the Company's international operations totaled $146.1 million, $78.4 million and $84.2 million in 1997, 1996 and 1995, respectively. The 86.4% increase from 1996 to 1997 is primarily due to the acquisition of THG, with 10 months' results included in the year ended December 31, 1997, due to an acquisition effective date of January 1, 1997, and a two-month delay in reporting international results. The 6.9% decrease from 1995 to 1996 resulted primarily from the Company's 1995 reporting change when the delay in reporting international results was reduced from three to two months. Accordingly, 1995 international results reflected 13 months of activity as compared to 12 months in 1996.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased from 60.3% in 1995, to 61.5% in 1996 and 63.3% in 1997. Salaries and wages of international personnel increased as a percent of revenues, from 52.5% in 1995, to 53.6% in 1996 and 54.4% in 1997. Payroll taxes and fringe benefits also increased as a percent of revenues, from 7.8% in 1995, to 7.9% in 1996 and 9.0% in 1997. The increase from 1996 to 1997 was due primarily to more generous retirement programs maintained by the acquired THG entities.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits declined as a percent of revenues from 1995 to 1997, from 36.1% to 34.9% and 34.0%, respectively, with the 1995 to 1996 decline due to efficiencies gained through integration of the Company's late 1994 acquisitions in the United Kingdom and the 1996 to 1997 decline due to lower rent and occupancy costs through the integration of former Crawford and former THG operations. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy and interest costs.

Restructuring Charge

In connection with the acquisition of Thomas Howell Group, the Company recorded a pretax charge of $13 million for personnel, facilities and other costs associated with integration of the Company's international businesses. An integration management plan was developed by teams from both companies with an advisory board, steering committee and integration teams for each geographic territory. The teams developed a timeline and a communications program, identified specific leases to be terminated and redundant positions to be eliminated. After reflecting income tax benefits of $4.3 million and minority interest share of $3.5 million, this charge reduced Crawford's 1997 net income by $5.2 million, or $0.10 per share.

Minority Interest

Minority interest benefit of $2.5 million was recorded in 1997, reflecting Swiss Re's 40% minority interest in Crawford-THG Limited.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Factors That May Affect Future Results

The Company expects to incur significant costs during the next two to three years to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most organizations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information as the year 2000 approaches. The Company believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. The Company estimates this cost to be approximately $15 million over the next two to three years, with approximately $9 million expected to be incurred in 1998. Although this cost may be material to the Company's results of operations in one or more fiscal quarters or years, the Company does not believe it will have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the Company.

Certain information presented in Management's Discussion and Analysis of Financial Condition and Results of Operations may include forward-looking statements, the accuracy of which is subject to a number of risks and assumptions. The Company's Form 10-K for the year ended December 31, 1997 discusses such risks and assumptions and other key factors that could cause actual results to differ materially from those expressed in such forward-looking statements. An additional risk factor is the Company's ability to timely and efficiently address the Year 2000 problem.




20  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                               CONSOLIDATED STATEMENTS OF INCOME


FOR THE YEARS ENDED DECEMBER 31,                                                   1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------
in thousands of dollars, except share and per share data
      Revenues                                                                $   692,322    $   633,625    $   607,577
                                                                              -----------------------------------------
      Costs and Expenses:
           Costs of services provided, less reimbursed expenses of $40,218
            in 1997, $33,218 in 1996 and $34,025 in 1995                          496,613        451,512        439,029
           Selling, general and administrative expenses                           110,525        110,143        108,168
           Restructuring charge                                                    13,000             --             --
                                                                              -----------------------------------------
                                                                                  620,138        561,655        547,197
                                                                              -----------------------------------------
      Income Before Income Taxes and Minority Interest                             72,184         71,970         60,380
      Provision for Income Taxes                                                   27,697         29,160         24,360
                                                                              -----------------------------------------
      Income Before Minority Interest                                              44,487         42,810         36,020
      Minority Interest in Loss of Joint Venture                                    2,502             --             --
                                                                              -----------------------------------------
      Net Income                                                              $    46,989    $    42,810    $    36,020
                                                                              =========================================
      Net Income Per Share
           Basic                                                              $      0.95    $      0.84    $      0.69
                                                                              =========================================
           Diluted                                                            $      0.93    $      0.82    $      0.68
                                                                              =========================================
      Cash Dividends Per Share:
           Class A Common Stock                                               $      0.44    $      0.40    $      0.39
                                                                              =========================================
           Class B Common Stock                                               $      0.44    $      0.39    $      0.36
                                                                              =========================================
      Average Number of Shares Used in Net Income Per Share Calculations
           Basic                                                               49,565,519     51,032,111     52,277,138
                                                                              =========================================
           Diluted                                                             50,687,495     52,096,643     53,235,837
                                                                              =========================================

The accompanying notes are an integral part of these statements.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  21

CONSOLIDATED BALANCE SHEETS


AS OF DECEMBER 31,                                                             1997          1996
---------------------------------------------------------------------------------------------------
in thousands of dollars
            ASSETS
      Current Assets:
           Cash and cash equivalents                                        $  55,380     $  55,485
           Accounts receivable, less allowance for doubtful accounts
            of $16,802 in 1997 and $11,692 in 1996                            117,338       112,975
           Unbilled revenues, at estimated billable amounts                    87,688        68,593
           Prepaid income taxes                                                   981         2,677
           Prepaid expenses and other current assets                           12,558         7,166
                                                                            -----------------------
      Total current assets                                                    273,945       246,896
                                                                            -----------------------


      Property and Equipment, at cost:
           Furniture and fixtures                                              57,260        52,123
           Data processing equipment                                           60,443        51,368
           Automobiles                                                         11,815         2,332
           Buildings and improvements                                          17,889        15,979
           Land                                                                 2,099         2,099
                                                                            -----------------------
                                                                              149,506       123,901
           Less accumulated depreciation and amortization                    (110,314)      (92,264)
                                                                            -----------------------
       Net property and equipment                                              39,192        31,637
                                                                            -----------------------


      Other Assets:
           Intangible assets arising from acquisitions, less accumulated
            amortization of $10,533 in 1997 and $8,768 in 1996                 51,968        52,266
           Prepaid pension obligation                                          45,972        41,405
           Other                                                                5,981         5,881
                                                                            -----------------------
       Total other assets                                                     103,921        99,552
                                                                            -----------------------
                                                                            $ 417,058     $ 378,085
                                                                            =======================

The accompanying notes are an integral part of these balance sheets.




22  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                                     CONSOLIDATED BALANCE SHEETS


AS OF DECEMBER 31,                                                                      1997          1996
-------------------------------------------------------------------------------------------------------------
in thousands of dollars, except share and per share data

      LIABILITIES AND SHAREHOLDERS' INVESTMENT
      Current Liabilities:
           Short-term borrowings                                                      $  19,812     $   8,437
           Accounts payable                                                              19,956        13,329
           Accrued compensation and related costs                                        26,616        30,811
           Other accrued liabilities                                                     41,419        32,645
           Deferred revenues                                                             16,241        16,300
           Current installments of long-term debt                                           594         9,130
                                                                                      -----------------------
      Total current liabilities                                                         124,638       110,652
                                                                                      -----------------------

      Noncurrent Liabilities:
           Long-term debt, less current installments                                        731           376
           Deferred income taxes                                                         14,921        13,810
           Deferred revenues                                                             13,404        12,902
           Postretirement medical benefit obligation                                      8,105         8,037
           Self-insured risks                                                             9,067         8,172
           Minority interest                                                             26,732            --
           Other                                                                          4,455         2,600
                                                                                      -----------------------
       Total noncurrent liabilities                                                      77,415        45,897
                                                                                      -----------------------

      Shareholders' Investment:
           Class A Common Stock, $1.00 par value; 50,000,000 shares authorized;
            23,915,727 and 24,392,393 shares issued in 1997 and 1996, respectively       23,916        24,392
           Class B Common Stock, $1.00 par value; 50,000,000 shares authorized;
            25,477,233 and 25,718,919 shares issued in 1997 and 1996, respectively       25,477        25,719
           Retained earnings                                                            174,973       173,708
           Cumulative translation adjustment                                             (9,361)       (2,283)
                                                                                      -----------------------
      Total shareholders' investment                                                    215,005       221,536
                                                                                      -----------------------
                                                                                      $ 417,058     $ 378,085
                                                                                      =======================




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  23

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


                                                 COMMON STOCK
                                             --------------------   ADDITIONAL                    CUMULATIVE
                                              CLASS A     CLASS B    PAID-IN     RETAINED        TRANSLATION
FOR THE YEARS ENDED DECEMBER 31,             NON-VOTING    VOTING    CAPITAL     EARNINGS         ADJUSTMENT
------------------------------------------------------------------------------------------------------------
in thousands of dollars
      Balance at 12/31/94                      $26,174    $26,370    $    --     $163,257          $(2,648)
           Net income                                                              36,020
           Translation adjustment                                                                     (314)
           Cash dividends paid                                                    (19,541)
           Shares repurchased                     (416)      (501)      (793)      (7,706)
           Stock options exercised, net             87         78        793
                                               -----------------------------------------------------------
      Balance at 12/31/95                       25,845     25,947         --      172,030           (2,962)
           Net income                                                              42,810
           Translation adjustment                                                                      679
           Cash dividends paid                                                    (20,095)
           Shares repurchased                   (1,623)      (335)    (1,323)     (21,037)
           Stock options exercised, net            170        107      1,323
                                               -----------------------------------------------------------
      Balance at 12/31/96                       24,392     25,719         --      173,708           (2,283)
           Net income                                                              46,989
           Translation adjustment                                                                   (7,078)
           Cash dividends paid                                                    (21,820)
           Shares repurchased                   (1,775)      (295)   (11,300)     (23,904)
           Conversion of convertible debt          821                 6,564
           Stock options exercised, net            478         53      4,736
                                               -----------------------------------------------------------
      Balance at 12/31/97                      $23,916    $25,477    $    --     $174,973          $(9,361)
                                               ===========================================================

The accompanying notes are an integral part of these statements.




24  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                                        1997         1996         1995
--------------------------------------------------------------------------------------------------------
in thousands of dollars
      Cash Flows From Operating Activities:
           Net income                                                 $ 46,989     $ 42,810     $ 36,020
           Reconciliation of net income to net cash provided
            by operating activities:
                 Minority interest in loss of joint venture             (2,502)          --           --
                 Depreciation and amortization                          15,423       15,716       16,865
                 Deferred income taxes                                   2,807        2,394        5,205
                 Loss on disposal of risk control unit                      --        1,560           --
                 Loss on sales of property and equipment                   277          434          928
                 Changes in operating assets and liabilities,
                  net of effects of acquisitions:
                       Short-term investments                               --        5,596       13,170
                       Accounts receivable, net                         12,643        5,231       (6,392)
                       Unbilled revenues                                10,907       (4,586)      (1,172)
                       Prepaid or accrued income taxes                  (1,628)      (1,124)        (462)
                       Accounts payable and accrued liabilities         (8,413)      10,383       (2,368)
                       Deferred revenues                                   389        1,897          188
                       Prepaid expenses and other                      (10,757)      (9,328)     (14,681)
                                                                      ----------------------------------
      Net cash provided by operating activities                         66,135       70,983       47,301
                                                                      ----------------------------------

      Cash Flows From Investing Activities:
           Acquisitions of property and equipment                      (12,331)      (7,473)     (12,575)
           Net assets of companies acquired, excluding cash                 --       (3,329)      (4,998)
           Proceeds from sales of property and equipment                 1,053          350          137
                                                                      ----------------------------------
      Net cash used in investing activities                            (11,278)     (10,452)     (17,436)
                                                                      ----------------------------------

      Cash Flows From Financing Activities:
           Dividends paid                                              (21,820)     (20,095)     (19,541)
           Repurchase of common stock                                  (37,274)     (24,318)      (9,416)
           Issuance of common stock                                      5,267        1,600          958
           Increase (decrease) in short-term borrowings                  1,878       (2,340)         684
           Decrease in long-term debt                                   (1,676)        (677)        (827)
                                                                      ----------------------------------
      Net cash used in financing activities                            (53,625)     (45,830)     (28,142)
                                                                      ----------------------------------
      Effect of exchange rate changes on cash and cash equivalents      (1,337)         (18)         111
                                                                      ----------------------------------
      (Decrease) Increase in Cash and Cash Equivalents                    (105)      14,683        1,834
      Cash and Cash Equivalents at Beginning of Year                    55,485       40,802       38,968
                                                                      ----------------------------------
      Cash and Cash Equivalents at End of Year                        $ 55,380     $ 55,485     $ 40,802
                                                                      ==================================


The accompanying notes are an integral part of these statements.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF MAJOR ACCOUNTING AND REPORTING POLICIES

Nature of Operations

The Company is a worldwide insurance services firm which provides claims services and risk management information services to insurance companies, self-insured corporations and governmental entities. The majority of the Company's revenues are derived from domestic claims services.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions.

The financial statements of the Company's international claims adjusting firm, Crawford-THG Limited, are included in the Company's consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of Crawford-THG Limited's worldwide results. This reporting delay, previously three months, was changed to two months during 1995. Accordingly, the Company's December 31, 1997 and 1996 consolidated financial statements reflect the financial position of Crawford-THG Limited as of October 31, 1997 and 1996, respectively, and their results of operations and cash flows for the 12-month periods ended October 31, 1997 and 1996 and the 13-month period ended October 31, 1995. This change had no material effect on the Company's financial position, results of operations or cash flows.

Foreign Currency Translation

For operations outside the United States that prepare financial statements in currencies other than the United States dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end of period exchange rates. Resulting translation adjustments are accumulated as a component of shareholders' investment and excluded from net income.

Cash Flows

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences result from prepayment of pension costs, deferred recognition of unbilled revenues, and the use of accelerated depreciation methods for income tax purposes; and deferred revenue, self-insurance, employee compensation and receivables valuation reserves provided for financial reporting purposes.

Net Income Per Share

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 effective December 31, 1997. Basic earnings per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B Common Stock during the respective years. Diluted earnings per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B Common Stock, adjusted for dilutive common stock equivalents. All prior period earnings per share amounts have been restated to comply with SFAS No. 128.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables and accounts payable, approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt approximates carrying value based on their effective interest rates compared to current market rates.




26  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Short-Term Investments

The Company generally invests its excess cash in short-term debt securities. These securities are reported at their estimated fair value in the accompanying financial statements, with unrealized holding gains and losses included in earnings. No net unrealized holding gains were recognized during 1997. Net unrealized holding gains of $11,000 and $277,000 were recognized during 1996 and 1995, respectively. Investments with maturities greater than three months are classified as short-term investments. The Company held no short-term investments at December 31, 1997 or 1996.

Property and Depreciation

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets. The estimated useful lives and depreciation methods for the principal property and equipment classifications are as follows:

                                   ESTIMATED
   CLASSIFICATION                 USEFUL LIVES            METHOD
----------------------------------------------------------------------------
Furniture and fixtures             3-10 years       Straight-line and
                                                    double-declining balance
Data processing
 equipment                         3-5 years        Straight-line
Automobiles                        3-4 years        Straight-line
Buildings and
 improvements                      7-40 years       Straight-line
----------------------------------------------------------------------------

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

Self-Insured Risks

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation and auto liability.

Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is recorded based on the Company's estimate of the aggregate liability for claims incurred. At December 31, 1997 and 1996, accrued self-insured risks totaled $15,440,000 and $16,305,000, respectively, including current liabilities of $6,373,000 and $8,133,000, respectively.

Industry Concentration and Major Customer

Substantial portions of the Company's revenues and accounts receivable are derived from the property and casualty insurance industry. Revenues from services provided to an insurance holding company and its subsidiaries approximated 12% of consolidated revenues in 1995.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


New Accounting Statements

In July 1997, the Financial Accounting Standards Board issued two new statements. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of "comprehensive income," which is the total of net income and all other non-owner changes in stockholders' equity, and its components. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company is in the process of evaluating SFAS No. 130 and will adopt the standard in the first quarter of its 1998 fiscal year.

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," supersedes SFAS Nos. 14, 18, 24 and 30 and establishes new standards for segment reporting, using the "management approach," in which reportable segments are based on the same criteria on which management disaggregates a business for making operating decisions and assessing performance. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The Company is in the process of evaluating the disclosure requirements and will adopt the standard for its 1998 fiscal year. The adoption of SFAS No. 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

2. RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually, based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $7,475,000, $5,900,000 and $3,493,000 in 1997, 1996 and 1995,
respectively.

Benefits payable under the Company's defined benefit plans are generally based on career compensation. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under federal income tax regulations. Plan assets are invested primarily in equity and fixed income securities. Pension expense related to the defined benefit plans in 1997, 1996 and 1995 includes the following components:

                                                1997         1996         1995
--------------------------------------------------------------------------------
in thousands of dollars
Service costs of benefits                     $ 13,541     $ 10,118     $  9,160
Interest costs on projected
 benefit obligations                            24,113       16,111       14,673
Actual return on plan assets                   (29,467)     (17,914)     (24,183)
Net amortization
 and deferrals                                   1,848        1,351       10,572
                                              ----------------------------------
Pension expense                               $ 10,035     $  9,666     $ 10,222
                                              ==================================




28  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following schedule reconciles the funded status of the plans with amounts reported in the Company's balance sheets at December 31, 1997 and 1996.

                                                        1997             1996
--------------------------------------------------------------------------------
in thousands of dollars
Accumulated benefit obligation
 at September 30:
      Vested portion                                 $ 273,820        $ 183,423
      Nonvested portion                                 12,301           12,174
                                                     --------------------------
                                                       286,121          195,597
Effect of projected future compensation levels          38,353           26,443
                                                     --------------------------
Projected benefit obligation at September 30           324,474          222,040
Less fair market value of plan assets at
 September 30                                         (382,477)        (222,533)
                                                     --------------------------
Overfunding of projected benefit obligation            (58,003)            (493)
Contributions made in fourth quarter                    (1,887)          (2,000)
Unrecognized net transition asset                          318              397
Unrecognized net gain (loss)                            15,837          (36,393)
                                                     --------------------------
Net prepaid pension cost                               (43,735)         (38,489)
Less pension obligation included in other
 accrued liabilities                                    (2,237)          (2,916)
                                                     --------------------------
Prepaid pension included in other assets             $ (45,972)       $ (41,405)
                                                     ==========================

The discount rate and rate of increase in future compensation levels used in determining the projected benefit obligations ranged from 7.5% to 8% and 5% to 7%, respectively, at September 30, 1997 and 1996. The expected long-term rate of return on plan assets used in determining net periodic pension costs ranged from 8% to 9.5% in both years.

3. POSTRETIREMENT MEDICAL BENEFITS

Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. Net postretirement medical benefits expense for 1997, 1996 and 1995 includes the following components:

                                                 1997          1996         1995
--------------------------------------------------------------------------------
in thousands of dollars
Service cost of benefits                        $  18         $  40        $  40
Interest cost on Accumulated
 Postretirement Benefit
Obligation (APBO)                                 484           594          594
Amortization of gain                             (107)           --           --
                                                --------------------------------
                                                $ 395         $ 634        $ 634
                                                ================================

The APBO at December 31, 1997 and 1996 was comprised of the following:

                                                           1997            1996
--------------------------------------------------------------------------------
in thousands of dollars
Retirees                                                  $4,777          $4,925
Eligible active participants                               1,270           1,197
Other active participants                                    672             579
                                                          ----------------------
                                                           6,719           6,701
Unrecognized net gain                                      1,386           1,336
                                                          ----------------------
Postretirement medical benefit obligation
 recognized in balance sheets                             $8,105          $8,037
                                                          ======================

The discount rate used in determining the APBO was 7.5% for 1997 and 1996. The assumed rate of increase in the per capita costs of covered healthcare benefits (the healthcare cost trend rate) was 8.0% in 1997 and 8.5% in 1996, decreasing gradually to 5.0% by the year 2003.

The effect of increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO, which is unfunded, by approximately $810,000 and the total service and interest cost components of the 1997 and 1996 net postretirement benefit cost by approximately $60,000.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4. INTANGIBLE ASSETS

Other assets include the following intangible assets (net of amortization) arising from acquisitions:

                                                          1997             1996
--------------------------------------------------------------------------------
in thousands of dollars
Amortized over fifteen years                            $   847          $   969
Amortized over twenty years                               2,180            2,484
Amortized over forty years                               48,941           48,813
                                                        ------------------------
                                                        $51,968          $52,266
                                                        ========================

Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

5. INCOME TAXES

The provisions for income taxes consist of the following:

                                          1997           1996            1995
--------------------------------------------------------------------------------
in thousands of dollars
Currently payable                       $ 24,890       $ 26,766        $ 19,155
Current deferred                           1,662          3,471          (1,442)
Noncurrent deferred                        1,145         (1,077)          6,647
                                        ---------------------------------------
                                        $ 27,697       $ 29,160        $ 24,360
                                        =======================================

Cash payments for income taxes were $26,145,000 in 1997, $28,195,000 in 1996 and $18,571,000 in 1995. The provisions for income taxes are reconciled to the federal statutory rate of 35% in 1997, 1996 and 1995, as follows:

                                                 1997         1996        1995
--------------------------------------------------------------------------------
in thousands of dollars
Federal income taxes at statutory rate         $ 25,264     $ 25,190    $ 21,133
State income taxes, net of federal benefit        2,815        2,807       2,512
Other                                              (382)       1,163         715
                                               ---------------------------------
                                               $ 27,697     $ 29,160    $ 24,360
                                               =================================

The provisions for income taxes include foreign income taxes (benefit) of $(2,284,000) in 1997, $1,641,000 in 1996 and $2,541,000 in 1995. The Company
does not provide for additional U.S. and foreign income taxes on undistributed earnings considered to be permanently reinvested in its foreign subsidiaries. At December 31, 1997, such undistributed earnings totaled $12,363,000.

Deferred income taxes consist of the following at December 31, 1997 and 1996:

                                                       1997              1996
--------------------------------------------------------------------------------
in thousands of dollars
Accounts receivable reserves                         $     --          $  1,019
Accrued compensation                                    3,715             4,844
Self-insured risks                                      6,203             5,648
Deferred revenues                                      10,808            11,159
Postretirement benefits                                 3,325             3,215
Other                                                   1,881             3,965
                                                     --------------------------
Gross deferred tax assets                              25,932            29,850
                                                     --------------------------
Accounts receivable reserves                               85                --
Unbilled revenues                                      10,648            13,967
Depreciation and amortization                           3,469             6,908
Prepaid pension obligation                             25,348            19,714
Other                                                     322               394
                                                     --------------------------
Gross deferred tax liabilities                         39,872            40,983
                                                     --------------------------
Net deferred tax liability                            (13,940)          (11,133)
Less noncurrent net deferred tax liability            (14,921)          (13,810)
                                                     --------------------------
Current net deferred tax asset                       $    981          $  2,677
                                                     ==========================




30  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. LEASE COMMITMENTS AND OBLIGATIONS

The Company and its subsidiaries lease office space and certain computer equipment under operating leases. In addition, the Company leases a major portion of its automobile fleet under twelve-month operating leases that require the Company to guarantee specified residual values and monthly rental payments for up to two months after the end of the lease term. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases was $44,704,000 in 1997, $47,119,000 in 1996 and
$49,122,000 in 1995, including rental expense for automobile leases of $12,085,000 in 1997, $11,551,000 in 1996 and $13,531,000 in 1995.

The Company also leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months. The Company incurred $1,214,000 of such capital lease obligations in 1997, $162,000 in 1996 and none in 1995. These transactions represent noncash investing and financing activities and consequently have been excluded from the accompanying consolidated statements of cash flows. At December 31, 1997, future minimum payments under capital leases and non-cancelable operating leases with remaining terms of more than 12 months were as follows:

                                                         CAPITAL        OPERATING
                                                         LEASES           LEASES
---------------------------------------------------------------------------------
in thousands of dollars
1998                                                     $  721         $ 25,020
1999                                                        581           19,430
2000                                                         56           13,494
2001                                                         65           10,128
2002                                                         44            7,157
Subsequent to 2002                                           15           28,471
                                                         -----------------------
Total minimum lease payments                              1,482         $103,700
                                                                        ========
Less amounts representing interest                         (157)
                                                         ------
Present value of future minimum
 lease payments (see Note 10)                            $1,325
                                                         ======

7. FOREIGN OPERATIONS

The Company provides claims services through branch offices located in approximately 50 countries outside the United States. Selected financial information as of December 31, 1997, 1996 and 1995 covering the Company's foreign operations is presented below:

                                           U.S.           FOREIGN     CONSOLIDATED
                                        OPERATIONS      OPERATIONS       TOTALS
----------------------------------------------------------------------------------
in thousands of dollars
1997
Revenues                                  $546,246       $146,076       $692,322
Pretax income before
 restructuring charge
and minority interest                       81,331          3,853         85,184
Total assets                               240,271        176,787        417,058
1996
Revenues                                  $555,257       $ 78,368       $633,625
Pretax income                               69,174          2,796         71,970
Total assets                               263,349        114,736        378,085
1995
Revenues                                  $523,367       $ 84,210       $607,577
Pretax income                               57,368          3,012         60,380
Total assets                               256,417        110,566        366,983
----------------------------------------------------------------------------------




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. ACQUISITIONS AND DISPOSITIONS

On December 19, 1996, the Company entered into an agreement with Swiss Reinsurance Company (Swiss Re) to merge both companies' claims services firms outside the United States into Crawford-THG Limited, in which the Company has a 60% controlling interest. The merger was accounted for as a partial sale of the Company's 100% owned subsidiary, Crawford & Company International (CCI), to Swiss Re and a partial acquisition of Swiss Re's 100% owned subsidiary, Thomas Howell Group (THG), by the Company. No gain or loss was recognized on the partial sale. Swiss Re's 40% interest in the equity and net income/loss of the joint venture is reflected in the accompanying financial statements as minority interest. The accompanying consolidated financial statements include the financial position of the Company's interest in THG at December 31, 1997 and 10 months' operating results for the year then ended, due to an acquisition effective date of January 1, 1997 and a two-month lag in reporting international results. The consolidated financial statements exclude the financial position and operating results of the Company's interest in THG at December 31, 1996.

The Company also acquired 100% of Swiss Re's THG-Americas unit based in the United States for approximately $2,765,000 in cash. The Company acquired assets with a fair market value of approximately $12,082,000 and assumed liabilities of $9,317,000. This transaction was accounted for by the purchase method of accounting. The December 31, 1996 consolidated financial statements reflect the financial position of THG-Americas as of that date but do not include any revenues or expenses related to THG-Americas' operations.

The following table presents unaudited pro forma operating results as if these acquisitions had occurred on January 1, 1995. The pro forma information is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined enterprises.

                                              1997          1996          1995
--------------------------------------------------------------------------------
unaudited-in thousands of
dollars, except per share data
Revenues                                   $ 710,062     $ 757,335     $ 727,526
                                           =====================================
Net income before minority interest           54,420        44,764        33,103
Minority interest in  net (income) loss       (2,821)       (2,717)        1,279
                                           -------------------------------------
Net income                                 $  51,599     $  42,047     $  34,382
                                           =====================================
Net income per share
      Basic                                $    1.04     $    0.82     $    0.66
                                           =====================================
      Diluted                              $    1.02     $    0.81     $    0.65
                                           =====================================

The operating results of the acquired entities include certain non-recurring expenses and restructuring charges. Had these charges not been incurred, pro forma net income per share-basic would have been $1.04, $0.87 and $0.68 for 1997, 1996 and 1995, respectively; pro forma net income per share-diluted would have been $1.02, $0.85, and $0.67 for 1997, 1996 and 1995, respectively.

On January 31, 1997, the Company disposed of its risk control unit. The 1996 consolidated statement of income includes a pretax charge of $1,560,000 ($928,200 after tax or $0.02 per share) related to this transaction.




32  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. RESTRUCTURING CHARGE

In the first quarter of 1997, a pretax charge of $13,000,000 was recorded to cover restructuring costs related to the acquisition of the Thomas Howell Group. An integration management plan was developed by teams from both companies with an advisory board, steering committee and integration teams for each geographic territory. The teams developed a timeline and communications program, identified specific leases to be terminated and redundant positions to be eliminated. The charge included $4,937,000 for lease costs, $5,096,000 for employee separations, and $2,967,000 for office relocations and other costs. The following table displays the restructuring costs accrued and used in 1997, with the remaining balance as of December 31, 1997:

                                                          USED IN       REMAINING
                                           ACCRUED          1997         BALANCE
---------------------------------------------------------------------------------
in thousands of dollars
Leases                                     $ 4,937        $ 1,709        $ 3,228
Employee separations                         5,096          2,850          2,246
Other                                        2,967          2,221            746
                                           -------------------------------------
      Total                                $13,000        $ 6,780        $ 6,220
                                           =====================================

The accrual for the restructuring charge is included in other accrued liabilities in the accompanying consolidated balance sheets. Management believes the remaining reserves are adequate to complete its plan. After reflecting income tax benefits of $4,290,000 and minority interest share of $3,484,000, this charge reduced the Company's 1997 net income by $5,226,000.


10. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt at December 31, 1997 and 1996 consists of the following:

                                                           1997           1996
--------------------------------------------------------------------------------
in thousands of dollars
Unsecured convertible loan notes issued in
 connection with acquisition of foreign
 subsidiary; non-interest bearing; converted
 in December 1997                                        $    --        $ 8,188
6% loan notes issued in connection with
 acquisition of foreign subsidiary; paid in
 full in October 1997                                         --            780
Loan note issued in connection with acquisition
 of foreign subsidiary; non-interest bearing;
 paid in full in January 1997                                 --             57
Mortgage payable, secured by building; paid in
 full in April 1997                                           --            277
Capital leases (See Note 6)                                1,325            204
                                                         ----------------------
                                                           1,325          9,506
Less current installments                                   (594)        (9,130)
                                                         ----------------------
                                                         $   731        $   376
                                                         ======================

The convertible loan notes were converted into 821,334 shares of Crawford Class A Common Stock on December 1, 1997.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements or other financing needs that may arise. Short-term borrowings totaled $19,812,000 and $8,437,000 at December 31, 1997 and 1996, respectively. The weighted average interest rate on short-term borrowings was 5.6% during 1997 and 1996.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. COMMON STOCK

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

On February 4, 1997, the Board of Directors declared a three-for-two stock split on both the Class A Common Stock and Class B Common Stock. The split was effected in the form of a 50% stock dividend on the outstanding shares of each Class, paid on March 25, 1997 to stockholders of record on March 11, 1997. The split resulted in the issuance of 8,104,354 shares of Class A Common Stock and 8,575,344 shares of Class B Common Stock. All share and per share amounts in the accompanying financial statements and related notes have been restated to give retroactive effect to this stock split.

Stock Compensation Plans

The Company applies APB Opinion 25 and related Interpretations in accounting for its four stock-based compensation plans described below. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its employee stock purchase plan. Had compensation cost for these stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        1997        1996        1995
-------------------------------------------------------------------------------------
in thousands of dollars, except per share data
Net income                 As reported                $46,989     $42,810     $36,020
                           Pro forma                   44,293      42,209      35,869

Earnings per
 share-basic               As reported                $  0.95     $  0.84     $  0.69
                           Pro forma                     0.89        0.83        0.69

Earnings per
 share-diluted             As reported                $  0.93     $  0.82     $  0.68
                           Pro forma                     0.87        0.81        0.67
-------------------------------------------------------------------------------------

Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of its Class A Common Stock to its full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period.




34  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each employee purchase right was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 2.6%; expected life of one year; expected volatility of 20%; and risk-free interest rate of 5.0% in 1995 and 1996 and 5.2% in 1997. The weighted average fair value of the purchase rights granted in 1997 and 1996 was $6 and $5, respectively.

Fixed Stock Option Plans

The Company has three fixed Employee Stock Option Plans. Under these plans which were established in 1997, 1990, and 1987, the Company may grant options for up to 3,750,000 shares, 2,857,500 shares, and 675,000 shares, respectively, of common stock to key employees. Options granted under the 1997 and 1990 Plans are exercisable for one share of Class A Common Stock. Options granted under the 1987 Plan are exercisable for one share of Class A Common Stock and one share of Class B Common Stock. Options are available for grant only under the most recent plan. The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. Options are granted throughout the year and become exercisable according to provisions outlined in the Plan's terms and conditions. The 1997 and 1990 Plans include options granted as incentive stock options (ISO) and non-incentive stock options (Non-ISO). During 1997 and 1996, 938,000 and 1,095,000 Non-ISOs were granted to certain key executives. The 1997 Non-ISOs vest in full when the Company's stock price closes above $27.30 for 10 consecutive trading days, and they expire in 2004. The 1996 Non-ISOs vested in full in 1997 when the Company's stock price closed above $17.73 for 10 consecutive trading days, and they expire in 2003.

In February 1997, the Company adopted the 1997 Non-Employee Director Stock Option Plan. The Company may grant up to 450,000 shares of Class A Common Stock of the Company to its non-employee directors. The exercise price of each option equals the market price of the Company's stock on the date of grant. Options are granted to each eligible non-employee director as follows: (a) 15,000 shares on the day of shareholder approval of the Plan; (b) 15,000 shares on the day of first election to the Board after shareholder approval of the Plan; and (c) 3,000 shares on the day of re-election to the Board after shareholder approval of the Plan. Options are immediately exercisable. Options terminate on the date on which the optionee is no longer a non-employee director, if such date occurs prior to the fifth anniversary of the grant date of the option, or ten years from the grant date of the option, if the optionee remains a non-employee director through such fifth anniversary. As of December 31, 1997, 120,000 shares have been granted.

The fair value of each option granted in 1997 and 1996 under the 1997 and 1990 Plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 2.6%; expected volatility of 20%; risk-free interest rates of 5.6% in 1995 and 1996 and 5.4% in 1997 (ISO) and 5.4% (Non-ISO); and expected option lives of 8.3 years (ISO) and 6.5 years (Non-ISO).




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of the status of the Company's fixed stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years ended on those dates is as follows:

                                                      1997                     1996                    1995
                                            ----------------------  -----------------------  -----------------------
                                                      WEIGHTED-                WEIGHTED-                 WEIGHTED-
                                                       AVERAGE                  AVERAGE                   AVERAGE
                                            SHARES  EXERCISE PRICE  SHARES   EXERCISE PRICE  SHARES   EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------
in thousands of shares
Class A Common Stock (Non-Voting) Options
Outstanding, beginning of year              2,590         $12        1,592         $11        1,536         $11
 Options granted                            1,433          18        1,489          12          346          10
 Options exercised                           (467)         11         (275)          9          (91)          6
 Options forfeited                           (270)         12         (216)         11         (199)         12
                                            -------------------------------------------------------------------
Outstanding, end of year                    3,286          14        2,590          12        1,592          11
                                            =====                    =====                    =====
Exercisable, end of year                    1,474                      560                      647
                                            =====                    =====                    =====
Weighted-average fair value of options
 granted during the year
      Incentive stock options                             $ 4                      $ 3                      $ 3
      Nonincentive stock options                            4                        3                       --
Class B Common Stock (Voting) Options
Outstanding, beginning of year                132         $ 9          344         $ 9          451         $ 8
      Options granted                          --          --           --          --           --          --
      Options exercised                       (66)          8         (206)          9          (80)          6
      Options forfeited                        (4)         10           (6)         10          (27)          9
                                            -------------------------------------------------------------------
Outstanding, end of year                       62          10          132           9          344           9
                                            =====                    =====                    =====
Exercisable, end of year                       62                      132                      344
                                            =====                    =====                    =====

The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                                               OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                                 ----------------------------------------------    ------------------------
                                                                     WEIGHTED-        WEIGHTED-                   WEIGHTED-
 RANGE OF                                          NUMBER            AVERAGE           AVERAGE       NUMBER        AVERAGE
 EXERCISE                                        OUTSTANDING        REMAINING         EXERCISE     EXERCISABLE    EXERCISE
  PRICES                                         AT 12/31/97    CONTRACTUAL LIFE        PRICE      AT 12/31/97      PRICE
---------------------------------------------------------------------------------------------------------------------------
Class A Common Stock (Non-Voting) Options
$ 4 to  8                                               16            0.7 years          $ 5             16          $ 5
  9 to 12                                              856            6.6                 11            360           11
 13 to 17                                            1,500            8.5                 13          1,098           13
 18 to 20                                              914            9.8                 20             --           --
                                                     -------------------------------------------------------------------
$ 4 to 20                                            3,286            8.3                 14          1,474           12
                                                     =====                                            =====
Class B Common Stock (Voting) Options
$ 4 to  8                                               15            0.6 years          $ 5             15          $ 5
  9 to 11                                               47            2.0                 10             47           10
                                                     -------------------------------------------------------------------
$ 4 to 11                                               62            1.7                  9             62            9
                                                     =====                                            =====




36  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12. NET INCOME PER SHARE

The following reconciliation illustrates the numerators and denominators of the basic and diluted net income per share computations shown on the consolidated statements of income:

                                                     1997       1996       1995
--------------------------------------------------------------------------------
in thousands of dollars, except per share data
Basic net income per share computation
Numerator
  Income available to common shareholders          $46,989    $42,810    $36,020
Denominator
  Weighted-average common shares outstanding        49,566     51,032     52,277
                                                   -----------------------------
Basic net income per share                         $  0.95    $  0.84    $  0.69
                                                   =============================
Diluted net income per share computation
Numerator
  Income available to common shareholders          $46,989    $42,810    $36,020
Denominator
  Weighted-average common shares outstanding        49,566     51,032     52,277
  Option shares outstanding                          1,121        255        186
  Shares issuable under convertible debt                --        810        773
                                                   -----------------------------
                                                    50,687     52,097     53,236
                                                   -----------------------------
Diluted net income per share                       $  0.93    $  0.82    $  0.68
                                                   =============================

Options to purchase 913,500 shares of Class A Common Stock at $19.50 per share were outstanding at the end of 1997 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares; to include them would have been antidilutive.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  37

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF CRAWFORD & COMPANY:

We have audited the consolidated balance sheets of Crawford & Company (a Georgia corporation) and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


ARTHUR ANDERSEN LLP

Atlanta, Georgia
January 30, 1998




38  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                                         SELECTED FINANCIAL DATA


FOR THE YEARS ENDED DECEMBER 31,                        1997           1996           1995           1994           1993
---------------------------------------------------------------------------------------------------------------------------
in thousands of dollars, except per share data
      Revenues                                      $   692,322    $   633,625    $   607,577    $   587,781    $   576,298
      Income before accounting changes                   46,989         42,810         36,020         40,601         38,050
      Income per share before
       accounting changes
           Basic                                           0.95           0.84           0.69           0.76           0.71
           Diluted                                         0.93           0.82           0.68           0.75           0.70
      Total assets                                      417,058        378,085        366,983        356,381        326,263
      Long-term debt                                        731            376          9,412          9,962            734
      Cash dividends per share
           Class A Common Stock                            0.44           0.40           0.39           0.37           0.35
           Class B Common Stock                            0.44           0.39           0.36           0.33           0.29
      Weighted average
       shares outstanding
           Basic                                     49,565,519     51,032,111     52,277,138     53,585,244     53,976,672
           Diluted                                   50,687,495     52,096,643     53,235,837     53,874,666     54,404,276
---------------------------------------------------------------------------------------------------------------------------

Note: All shares and per share amounts have been restated to reflect the three-for-two stock split in 1997 (see Note 11) and the adoption of SFAS No. 128 effective December 31, 1997 (see Note 1).

Effective January 1, 1993, the Company adopted new accounting standards for postretirement benefits other than pensions, other postemployment benefits and income taxes, by reflecting the cumulative effects of the changes in income upon adoption.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  39

QUARTERLY FINANCIAL DATA (UNAUDITED)
DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS


FOR THE YEARS ENDED DECEMBER 31,                            1997         1996        1995
-------------------------------------------------------------------------------------------
in thousands of dollars, except per share data
      First Quarter:
       Revenues                                           $165,951     $161,563    $148,649
       Income before income taxes and minority interest      6,282       17,478      15,884
       Minority interest                                     3,199                       --
       Net income                                            6,315       10,431       9,478
       Net income per share-basic                             0.13         0.20        0.18
       Net income per share-diluted                           0.12         0.20        0.17
       Cash dividends per share:
            Class A Common Stock                            0.1100       0.1000      0.0967
            Class B Common Stock                            0.1100       0.0967      0.0900
       Common stock quotations:
            Class A-High                                     15.67        11.09       10.50
            Class A-Low                                      14.25         9.67        9.67
            Class B-High                                     15.92       11.42        10.57
            Class B-Low                                      14.25       10.00         9.75


      Second Quarter:
       Revenues                                           $182,569     $157,629    $150,863
       Income before income taxes and minority interest     22,663       17,144      11,026
       Minority interest                                      (694)                      --
       Net income                                           13,432       10,228       6,580
       Net income per share-basic                             0.27         0.20        0.13
       Net income per share-diluted                           0.27         0.20        0.13
       Cash dividends per share:
            Class A Common Stock                            0.1100       0.1000      0.0967
            Class B Common Stock                            0.1100       0.0967      0.0900
       Common stock quotations:
            Class A-High                                     15.88        11.42       11.67
            Class A-Low                                      13.63        10.17       10.33
            Class B-High                                     17.38        11.59       11.83
            Class B-Low                                      13.88        10.33       10.50
-------------------------------------------------------------------------------------------

The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape. All per share amounts and common stock quotations have been restated to reflect the three-for-two stock split in 1997 (see Note 11). Net income per share amounts have been restated to reflect the adoption of SFAS No. 128 effective December 31, 1997 (see Note 1).




40  CRAWFORD & COMPANY 1997 ANNUAL REPORT

                                            QUARTERLY FINANCIAL DATA (UNAUDITED)


FOR THE YEARS ENDED DECEMBER 31,                            1997         1996        1995
-------------------------------------------------------------------------------------------
in thousands of dollars, except per share data
      Third Quarter:
      Revenues                                            $178,896     $154,897    $150,954
      Income before income taxes and minority interest      25,555       18,189      15,806
      Minority interest                                       (702)          --          --
      Net income                                            14,886       10,855       9,431
      Net income per share-basic                              0.30         0.22        0.18
      Net income per share-diluted                            0.29         0.20        0.18
      Cash dividends per share:
           Class A Common Stock                             0.1100       0.1000      0.0967
           Class B Common Stock                             0.1100       0.0967      0.0900
      Common stock quotations:
           Class A-High                                      20.94        14.09       11.50
           Class A-Low                                       15.75        11.00        9.83
           Class B-High                                      22.13        14.09       11.75
           Class B-Low                                       17.00        11.00        9.92

      Fourth Quarter:
      Revenues                                            $164,906     $159,536    $157,111
      Income before income taxes and minority interest      17,684       19,159      17,664
      Minority interest                                        699           --          --
      Net income                                            12,356       11,296      10,531
      Net income per share-basic                              0.25         0.22        0.20
      Net income per share-diluted                            0.25         0.22        0.20
      Cash dividends per share:
           Class A Common Stock                             0.1100       0.1000      0.0967
           Class B Common Stock                             0.1100       0.0967      0.0900
      Common stock quotations:
           Class A-High                                      21.00        14.50       10.75
           Class A-Low                                       19.00        13.09       10.17
           Class B-High                                      22.81        15.83       11.09
           Class B-Low                                       20.25        13.17       10.17
-------------------------------------------------------------------------------------------

The approximate number of record holders of the Company's stock as of February 26, 1998: Class A-1,555 and Class B-1,038.




                                       CRAWFORD & COMPANY 1997 ANNUAL REPORT  41