Form 10-K405, Exhibit 13
period 1998-12-31
CRAWFORD & CO
filed 1999-03-25
CIK 25475

                                                               EXHIBIT 13.1


                                FINANCIAL REVIEW










                    18 MANAGEMENT'S DISCUSSION AND ANALYSIS

                    23 CONSOLIDATED STATEMENTS OF INCOME

                    24 CONSOLIDATED BALANCE SHEETS

                    26 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                    27 CONSOLIDATED STATEMENTS OF CASH FLOWS

                    28 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    38 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    39 SELECTED FINANCIAL DATA

                    40 QUARTERLY FINANCIAL DATA (UNAUDITED)

                    42 DIRECTORS AND OFFICERS

                               CRAWFORD & COMPANY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the consolidated financial condition and results of operations of Crawford & Company. This discussion should be read in conjunction with the Company's consolidated financial statements and the accompanying footnotes.

RESULTS OF OPERATIONS
Operating results for the Company's domestic and international operations were as follows:

                                                                                               % CHANGE
                                                                                            FROM PRIOR YEAR
YEARS ENDED DECEMBER 31                            1998          1997          1996        1998         1997
                                                 -------------------------------------------------------------
(in thousands)
Revenues:
     Domestic                                    $499,260      $546,246      $555,257      (8.6)%       (1.6)%
     International                                168,011       146,076        78,368      15.0%        86.4%
                                                 --------      --------      --------
     Total                                        667,271       692,322       633,625      (3.6)%        9.3%
Compensation & Benefits:
     Domestic                                     313,918       341,684       355,110      (8.1)%       (3.8)%
     % of Revenues                                   62.9%         62.6%         63.9%
     International                                104,239        92,528        48,251      12.7%        91.8%
     % of Revenues                                   62.0%         63.3%         61.5%
                                                 --------      --------      --------
     Total                                        418,157       434,212       403,361      (3.7)%        7.6%
     % of Revenues                                   62.7%         62.7%         63.7%
Expenses Other than Compensation & Benefits:
     Domestic                                     121,169       122,294       130,973      (0.9)%       (6.6)%
     % of Revenues                                   24.3%         22.4%         23.6%
     International                                 63,188        49,695        27,321      27.2%        81.9%
     % of Revenues                                   37.6%         34.0%         34.9%
                                                 --------      --------      --------
     Total                                        184,357       171,989       158,294       7.2%         8.7%
     % of Revenues                                   27.6%         24.8%         25.0%
Pretax Income Before Unusual Items(1):
     Domestic                                      64,173        82,268        69,174     (22.0)%       18.9%
     % of Revenues                                   12.9%         15.1%         12.5%
     International                                    584         3,853         2,796     (84.8)%       37.8%
     % of Revenues                                    0.3%          2.6%          3.6%
                                                 --------      --------      --------
     Total                                         64,757        86,121        71,970     (24.8)%       19.7%
     % of Revenues                                    9.7%         12.4%         11.4%

(1) Unusual items consist of Year 2000 expenses, restructuring charges and minority interest.

The following discussion analyzes the Company's results reported by its two business units, domestic operations and international operations. Expense amounts discussed are excluding Year 2000 expenses, restructuring charges, and minority interest.

                               CRAWFORD & COMPANY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DOMESTIC OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND 1997
Revenues Domestic revenues declined 8.6% to $499.3 million for the year ended December 31, 1998. Domestic revenues from insurance companies increased by 3% during 1998 to $300.3 million. This gain was more than offset, however, by a decline in revenues related to the winding down of a major class action project and continued weakness in the self-insured market.

       Revenue from the class action project declined from $48.9 million in 1997 to $10.9 million in 1998. The soft insurance market has contributed to the weakness in the self-insured market, as self-insured entities have elected to move to fully insured programs from alternative risk funding arrangements. Revenues from self-insured entities, excluding the class action project, declined 8% to $188.1 million in 1998.

       Domestic unit volume, measured principally by cases received, decreased 3.0% from 1997 to 1998. Additionally, changes in the mix of services provided and in the rates charged for those services had the combined effect of decreasing revenues by approximately 5.6% in 1998 compared to 1997.

Compensation and Fringe Benefits The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense increased slightly, from 62.6% of revenues in 1997 to 62.9% of revenues in 1998.

       Domestic salaries and wages decreased by 6.2% from $288.7 million in 1997 to $270.8 million in 1998. This decline was due to fewer employees during the year as compared to the prior year, as the Company reduced its U.S. workforce in response to the decline in revenues.

       Payroll taxes and fringe benefits for domestic operations decreased from $53.0 million in 1997 to $43.1 million in 1998, as a result of fewer employees and a reduction in pension expense due to favorable investment returns achieved by the Company's pension plans in recent years.

Expenses Other than Compensation and Fringe Benefits Domestic expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 24.3% in 1998 from 22.4% in 1997. This increase was due to higher personnel relocation costs, higher costs related to the Company's self-insurance program, and one-time costs associated with converting to a new medical bill auditing system.

YEARS ENDED DECEMBER 31, 1997 AND 1996
Revenues Domestic revenues totaled $546.2 million and $555.3 million for the years ended December 31, 1997 and 1996, respectively, a decrease of 1.6%. Growth in claims from a major class action project was more than offset by weakness in the self-insured corporate market.

       Domestic unit volume, measured principally by cases received and excluding acquisitions, decreased approximately 5.5% from 1996 to 1997. This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 2.3%. The Company's acquisition of the Thomas Howell Group-Americas unit based in the United States increased domestic revenues by 1.6% from 1996 to 1997.

Compensation and Fringe Benefits Domestic compensation expense decreased as a percent of revenues from 63.9% in 1996 to 62.6% in 1997. This decrease was due primarily to a decline in administrative compensation expense, resulting from a consolidation of administrative support functions.

       Domestic salaries and wages decreased by 3.8% from 1996 to 1997, from $299.9 million in 1996 to $288.7 million in 1997, due to the consolidation of administrative support functions.

       Payroll taxes and fringe benefits for domestic operations decreased to $53.0 million in 1997 from $55.2 million in 1996, due to lower medical benefit costs and fewer employees.

Expenses Other than Compensation and Fringe Benefits Domestic expenses other than compensation and related payroll taxes and fringe benefits declined as a percent of revenues, from 23.6% in 1996 to 22.4% in 1997. This decline was largely due to lower rent and occupancy costs, as branch locations were consolidated into campus environments.

                               CRAWFORD & COMPANY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTERNATIONAL OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND 1997
Revenues Revenues from the Company's international operations totaled $168.0 million in 1998 and $146.1 million in 1997. The 15% increase in 1998 was primarily due to the acquisitions of Adjusters Canada Incorporated ("ACI") and the Thomas Howell Group ("THG"). The stronger U.S. dollar negatively impacted revenues in 1998, reducing international revenue by approximately 6% from the level that would have been reported without foreign currency fluctuations.

Compensation and Fringe Benefits As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, decreased from 63.3% in 1997 to 62.0% in 1998, primarily due to continued efforts to eliminate redundancies in the Company's United Kingdom operations (see "Restructuring Charge" below).

       Salaries and wages of international personnel decreased as a percent of revenues, from 54.4% in 1997 to 53.3% in 1998. Payroll taxes and fringe benefits also decreased as a percent of revenues, from 8.9% in 1997 to 8.7% in 1998. These decreases were due to a decline in the number of employees as a result of the U.K. restructuring program.

Expenses Other than Compensation and Fringe Benefits Expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues from 34.0% in 1997 to 37.6% in 1998. This increase was due to higher professional fees associated with the restructuring of the Company's U.K. operations and increased bad debt expense. Expenses other than compensation and fringe benefits comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy, and interest costs.

YEARS ENDED DECEMBER 31, 1997 AND 1996
Revenues Revenues from the Company's international operations totaled $146.1 million and $78.4 million in 1997 and 1996. The 86.4% increase in 1997 was primarily due to the THG acquisition, with ten months' results of THG being included in 1997.

Compensation and Fringe Benefits As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased from 61.5% in 1996 to 63.3% in 1997. Salaries and wages of international personnel increased slightly as a percent of revenues, from 53.6% in 1996 to 54.4% in 1997. Payroll taxes and fringe benefits also increased as a percent of revenues, from 7.9% in 1996 to 8.9% in 1997, due primarily to more generous retirement programs maintained by the acquired THG entities.

Expenses Other than Compensation and Fringe Benefits Expenses other than compensation and related payroll taxes and fringe benefits declined as a percent of revenues from 34.9% in 1996 to 34.0% in 1997. The decline was due to lower rent and occupancy costs achieved through the integration of Crawford and former THG operations.

Minority Interest Minority interest benefit of $1.2 million was recorded in 1998, compared to a benefit of $2.5 million in 1997. The minority interest benefit reflects Swiss Re's 40% share in the losses of Crawford-THG Limited through May 1998. In June 1998, the Company acquired Swiss Re's 40% interest, and Crawford-THG Limited is now a wholly-owned subsidiary.

RESTRUCTURING CHARGES During the third quarter of 1998, the Company recorded a pretax charge of $14.9 million related to the restructuring of its United Kingdom and Canadian operations and the realignment of senior management following the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits of $5.2 million, this charge reduced the Company's 1998 net income by $9.7 million or $0.19 per share.

       In connection with the THG acquisition, the Company recorded a pretax charge of $13 million in the first quarter of 1997 for personnel, facilities, and other costs associated with integration of the Company's international businesses. After reflecting income tax benefits of $4.3 million and minority interest share of $3.5 million, this charge reduced 1997 net income by $5.2 million or $0.10 per share.

                               CRAWFORD & COMPANY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION At December 31, 1998, current assets exceeded current liabilities by approximately $110.6 million, a decrease of $43.6 million from the working capital balance at December 31, 1997. Cash and cash equivalents at the end of 1998 totaled $8.4 million, compared to $55.4 million at the end of 1997. Cash was generated primarily from operating activities, while the principal uses of cash were for repurchases of common stock, dividends paid to shareholders, the acquisition of ACI, acquisitions of property and equipment, and the development of the Company's new claims management system.

       The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings outstanding as of December 31, 1998 totaled $37.2 million, increasing from $19.8 million at the end of 1997. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

       The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

       Shareholders' investment at the end of 1998 was $240 million, compared with $215 million at the end of 1997.

FACTORS THAT MAY AFFECT FUTURE RESULTS Certain of the statements contained in this and other sections of this Annual Report are forward-looking. While management believes that these statements are accurate, the Company's business is dependent upon general economic conditions and various conditions specific to its industry. Future trends and these factors could cause actual results to differ materially from the forward-looking statements that have been made. In particular, the following issues and uncertainties should be considered in evaluating the Company's prospects:

Year 2000 The Company's project to remediate its computer systems to address the Year 2000 issue is proceeding on schedule. The Year 2000 issue, which is common to most organizations, concerns the inability of information systems, including embedded chips, to properly distinguish the year 2000 from the year 1900. This could result in a system failure or a temporary inability to process claims, to make claims payments or to transact similar normal business activities.

       The Company's Year 2000 project contains five primary remediation phases: identification, assessment, repair, testing, and contingency planning. Additionally, the Company prioritizes each information technology ("IT") and non-IT system according to its criticality to the Company's operations. As of February 28, 1999, the Company has completed the remediation of and placed into production approximately 75% (determined on the basis of lines of code) of its U.S. systems identified as critical. For the remainder of the U.S. critical systems, the Company is either in the repair or testing phase. The Company plans to have substantially all of these critical systems repaired and tested by March 31, 1999. During the third quarter of 1998, the Company began its contingency planning efforts for the business functions dependent upon these critical systems. The Company expects to complete these contingency plans by June 30, 1999. Except for personal computer and non-IT systems, the Company expects to complete its remediation of non-critical systems (including development of contingency plans, where appropriate) by June 30, 1999. With respect to personal computer and non-IT systems (primarily telephones), the Company expects to complete remediation or replacement by September 30, 1999.

       The Company is also corresponding with vendors and business partners regarding their Year 2000 readiness. Requests for verification of Year 2000 compliance have been sent to key vendors, and the Company is actively soliciting responses from external parties identified as critical (e.g., telecommunications providers). For critical external parties for which the Company is unable to obtain satisfactory assurances of compliance, the Company intends to either change suppliers or develop detailed contingency plans. The Company plans to complete this process by June 30, 1999.

       The Company has determined that the Year 2000 efforts required in its international operations are significantly less than

                               CRAWFORD & COMPANY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

those required in the U.S., primarily due to the use of newer systems internationally. Remediation efforts in the international operations are progressing, and the established deadlines for completion are similar to those discussed above for domestic operations.

       The Company has engaged an independent consultant to evaluate its Year 2000 project and to report on its findings to the Audit Committee of the Company's Board of Directors.

       The Company believes the most significant risks related to the project are the ability to effectively remediate its U.S. claims management systems. The worst-case scenario, a complete failure of these systems, would require the Company to shift temporarily to a manual processing mode. Such a scenario could significantly delay the processing, payment and reporting of claims and, thus, the Company's revenue from such services. If the Company were forced to operate in such a mode for an extended length of time, the adverse impact on the Company's financial position and results of operations would likely be material. However, the Company believes that its remediation efforts will reduce the risk of such an occurrence to a very low level.

       The total cost associated with the Year 2000 project is not expected to be material to the Company's financial position. The Company estimates the total cost of its Year 2000 compliance efforts to be approximately $12.5 million, with approximately $8 million having been incurred through December 31, 1998. The Company expects to incur approximately $4 million in 1999 and $0.5 million in 2000 in such costs.

       Due to the general uncertainty inherent in the Year 2000 issue, resulting in large part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.

Euro On January 1, 1999, the euro was introduced as the official currency in eleven European countries in which the Company operates. Companies and individuals in those countries may now enter into transactions either in euros or in the local currency. Management does not believe the introduction of the euro will materially affect the Company's financial position or results of operations.

Foreign Currency Exchange Due to recent acquisitions, a growing percentage of the Company's revenues and expenses are transacted in foreign currencies. As a result, the Company's international results of operations are subject to foreign exchange rate fluctuations.

New Claims Management System During 1998, the Company began the development of a new claims management system. As of December 31, 1998, approximately $10 million of internal and external costs have been capitalized in connection with this development project. The server-based system, which is scheduled to be completed by the end of 1999, is designed to streamline and automate the claims intake, assignment, management, and reporting functions. The Company believes the system will increase its competitive advantages, particularly in the self-insured corporate market. However, if the system fails to function as planned, it could adversely affect the Company's competitive position and revenues.

                               CRAWFORD & COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,                                             1998                1997              1996
                                                                         ------------------------------------------------
(in thousands, except per share data)

REVENUES                                                                 $    667,271       $   692,322       $   633,625
COSTS AND EXPENSES:
     Costs of services provided, less reimbursed expenses of
      $35,327 in 1998, $40,218 in 1997 and $33,218 in 1996                    494,590           496,613           451,512
     Selling, general, and administrative expenses                            107,924           109,588           110,143
     Year 2000 expenses                                                         7,201               937                 -
     Restructuring charges                                                     14,873            13,000                 -
                                                                         ------------       -----------       -----------
                                                                              624,588           620,138           561,655
                                                                         ------------       -----------       -----------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                               42,683            72,184            71,970
PROVISION FOR INCOME TAXES                                                     16,395            27,697            29,160
                                                                         ------------       -----------       -----------
INCOME BEFORE MINORITY INTEREST                                                26,288            44,487            42,810
MINORITY INTEREST IN LOSS OF JOINT VENTURE                                      1,177             2,502                 -
                                                                         ------------       -----------       -----------
NET INCOME                                                               $     27,465       $    46,989       $    42,810
                                                                         ============       ===========       ===========
NET INCOME PER SHARE:
     Basic                                                               $       0.55       $      0.95       $      0.84
                                                                         ============       ===========       ===========
     Diluted                                                             $       0.54       $      0.93       $      0.82
                                                                         ============       ===========       ===========
WEIGHTED-AVERAGE SHARES OUTSTANDING:
     Basic                                                                     50,341            49,566            51,032
                                                                         ============       ===========       ===========
     Diluted                                                                   50,938            50,687            52,097
                                                                         ============       ===========       ===========
CASH DIVIDENDS PER SHARE:
     Class A Common Stock                                                $       0.50       $      0.44       $      0.40
                                                                         ============       ===========       ===========
     Class B Common Stock                                                $       0.50       $      0.44       $      0.39
                                                                         ============       ===========       ===========

The accompanying notes are an integral part of these statements.

                               CRAWFORD & COMPANY
                           CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,                                                                     1998             1997
                                                                                     -------------------------
(in thousands)

ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                       $   8,423       $  55,380
     Accounts receivable, less allowance for doubtful accounts
      of $19,346 in 1998 and $16,802 in 1997                                           134,094         117,926
     Unbilled revenues, at estimated billable amounts                                   88,871          87,687
     Deferred income tax assets                                                          2,342             981
     Prepaid expenses and other current assets                                          17,416          16,840
                                                                                     ---------       ---------
TOTAL CURRENT ASSETS                                                                   251,146         278,814
                                                                                     ---------       ---------
PROPERTY AND EQUIPMENT, AT COST:
     Furniture and fixtures                                                             59,693          57,261
     Data processing equipment                                                          63,733          60,443
     Automobiles                                                                         8,229          11,815
     Buildings and improvements                                                         20,009          17,888
     Land                                                                                2,409           2,099
                                                                                     ---------       ---------
                                                                                       154,073         149,506
     Less accumulated depreciation and amortization                                   (111,130)       (110,314)
                                                                                     ---------       ---------
NET PROPERTY AND EQUIPMENT                                                              42,943          39,192
                                                                                     ---------       ---------
OTHER ASSETS:
     Intangible assets arising from acquisitions, less accumulated amortization
      of $12,434 in 1998 and $10,533 in 1997                                            64,092          51,968
     Prepaid pension cost                                                               55,377          52,912
     Capitalized software costs                                                         11,885           1,013
     Other                                                                               7,826           4,967
                                                                                     ---------       ---------
TOTAL OTHER ASSETS                                                                     139,180         110,860
                                                                                     ---------       ---------
                                                                                     $ 433,269       $ 428,866
                                                                                     =========       =========

The accompanying notes are an integral part of these balance sheets.

                               CRAWFORD & COMPANY
                           CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,                                                                     1998             1997
                                                                                     -------------------------
(in thousands)

LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
     Short-term borrowings                                                           $  37,196       $  19,812
     Accounts payable                                                                   21,971          19,956
     Accrued compensation and related costs                                             24,219          30,898
     Accrued restructuring costs                                                         7,362           3,090
     Other accrued liabilities                                                          31,688          33,390
     Deferred revenues                                                                  17,575          16,829
     Current installments of long-term debt                                                563             594
                                                                                     ---------       ---------
TOTAL CURRENT LIABILITIES                                                              140,574         124,569
                                                                                     ---------       ---------
NONCURRENT LIABILITIES:
     Long-term debt, less current installments                                           1,854             731
     Deferred income taxes                                                               8,720          14,921
     Deferred revenues                                                                  13,594          13,404
     Postretirement medical benefit obligation                                           7,983           8,105
     Self-insured risks                                                                  9,002           9,067
     Minority interest                                                                       -          33,672
     Other                                                                              11,491           9,392
                                                                                     ---------       ---------
Total noncurrent liabilities                                                            52,644          89,292
                                                                                     ---------       ---------
SHAREHOLDERS' INVESTMENT:
     Class A Common Stock, $1.00 par value, 50,000 shares authorized;
      25,735 and 23,916 shares issued in 1998 and 1997, respectively                    25,735          23,916
     Class B Common Stock, $1.00 par value, 50,000 shares authorized;
      25,168 and 25,477 shares issued in 1998 and 1997, respectively                    25,168          25,477
     Additional paid-in capital                                                         24,560               -
     Retained earnings                                                                 172,958         174,973
     Cumulative translation adjustment                                                  (8,370)         (9,361)
                                                                                     ---------       ---------
TOTAL SHAREHOLDERS' INVESTMENT                                                         240,051         215,005
                                                                                     ---------       ---------
                                                                                     $ 433,269       $ 428,866
                                                                                     =========       =========

                               CRAWFORD & COMPANY
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                              Common Stock
                                        ------------------------       Additional                   Cumulative        Total
                                         Class A         Class B        Paid-In        Retained     Translation    Shareholders'
                                        Non-Voting       Voting         Capital        Earnings      Adjustment     Investment
                                        ----------------------------------------------------------------------------------------
(in thousands)

BALANCE AT 12/31/95                      $ 25,845       $ 25,947       $      -       $ 172,030       $(2,962)      $ 220,860
     Net income                                 -              -              -          42,810             -          42,810
     Translation adjustment                     -              -              -               -           679             679
                                                                                                                    ---------
     Comprehensive income                                                                                              43,489
     Dividends paid                             -              -              -         (20,095)            -         (20,095)
     Shares repurchased                    (1,623)          (335)        (1,323)        (21,037)            -         (24,318)
     Stock options exercised                  170            107          1,323               -             -           1,600
                                         --------       --------       --------       ---------       -------       ---------
BALANCE AT 12/31/96                        24,392         25,719              -         173,708        (2,283)        221,536
     Net income                                 -              -              -          46,989             -          46,989
     Translation adjustment                     -              -              -               -        (7,078)         (7,078)
                                                                                                                    ---------
     Comprehensive income                                                                                              39,911
     Dividends paid                             -              -              -         (21,820)            -         (21,820)
     Shares repurchased                    (1,775)          (295)       (11,300)        (23,904)            -         (37,274)
     Conversion of convertible debt           821              -          6,564               -             -           7,385
     Stock options exercised                  478             53          4,736               -             -           5,267
                                         --------       --------       --------       ---------       -------       ---------
BALANCE AT 12/31/97                        23,916         25,477              -         174,973        (9,361)        215,005
     Net income                                 -              -              -          27,465             -          27,465
     Translation adjustment                     -              -              -               -           991             991
                                                                                                                    ---------
     Comprehensive income                                                                                              28,456
     Dividends paid                             -              -              -         (25,126)            -         (25,126)
     Shares repurchased                      (780)          (333)       (14,327)         (4,354)            -         (19,794)
     Stock options exercised                  699             24          7,656               -             -           8,379
     Shares issued for acquisition
      (Note 7)                              1,900              -         31,231               -             -          33,131
                                         --------       --------       --------       ---------       -------       ---------
BALANCE AT 12/31/98                      $ 25,735       $ 25,168       $ 24,560       $ 172,958       $(8,370)      $ 240,051
                                         ========       ========       ========       =========       =======       =========

The accompanying notes are an integral part of these statements.

                               CRAWFORD & COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                                                 1998           1997             1996
                                                                               ---------------------------------------
(in thousands of dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                $ 27,465       $ 46,989        $ 42,810
     Reconciliation of net income to net cash provided by
       operating activities:
           Minority interest in loss of joint venture                            (1,177)        (2,502)              -
           Depreciation and amortization                                         14,798         15,423          15,716
           Deferred income taxes                                                 (9,662)         2,807           2,394
           Loss on disposal of risk control unit                                      -              -           1,560
           Loss on sales of property and equipment                                  300            277             434
           Changes in operating assets and liabilities, net of effects of acquisitions:
               Short-term investments                                                 -              -           5,596
               Accounts receivable, net                                         (13,513)        12,643           5,231
               Unbilled revenues                                                  6,138         10,907          (4,586)
               Prepaid or accrued income taxes                                    3,713         (1,628)         (1,124)
               Accounts payable and accrued liabilities                          (7,453)       (14,633)         10,383
               Accrued restructuring costs                                        4,490          6,220               -
               Deferred revenues                                                    943            389           1,897
               Prepaid expenses and other assets                                 (5,106)       (10,016)         (9,067)
                                                                               --------       --------        --------
Net cash provided by operating activities                                        20,936         66,876          71,244
                                                                               --------       --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisitions of property and equipment                                     (13,814)       (12,331)         (7,473)
     Acquisitions of businesses                                                 (16,259)             -          (3,329)
     Capitalization of software costs                                           (11,852)          (741)           (261)
     Proceeds from sales of property and equipment                                1,516          1,053             350
                                                                               --------       --------        --------
Net cash used in investing activities                                           (40,409)       (12,019)        (10,713)
                                                                               --------       --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Dividends paid                                                             (25,126)       (21,820)        (20,095)
     Repurchase of common stock                                                 (19,794)       (37,274)        (24,318)
     Proceeds from exercise of stock options                                      8,379          5,267           1,600
     Increase (decrease) in short-term borrowings                                10,887          1,878          (2,340)
     Decrease in long-term debt                                                  (1,079)        (1,676)           (677)
                                                                               --------       --------        --------
Net cash used in financing activities                                           (26,733)       (53,625)        (45,830)
                                                                               --------       --------        --------
Effects of exchange rate changes on cash and cash equivalents                      (751)        (1,337)            (18)
                                                                               --------       --------        --------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                (46,957)          (105)         14,683
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   55,380         55,485          40,802
                                                                               --------       --------        --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $  8,423       $ 55,380        $ 55,485
                                                                               ========       ========        ========

                               CRAWFORD & COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. MAJOR ACCOUNTING AND REPORTING POLICIES Nature of Operations and Industry Concentration The Company is a global insurance services firm that provides claims services and risk management information services to insurance companies, self-insured corporations, and governmental entities. Substantial portions of the Company's revenues and accounts receivable are derived from domestic claims services provided to the property and casualty insurance industry.

Principles of Consolidation The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions. The financial statements of the Company's international subsidiaries outside North America are included in the Company's consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.

Prior Year Reclassifications Certain prior year amounts have been reclassified to conform to the current year presentation.

Management's Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables and accounts payable, approximates carrying value due to the short-term maturity of the instruments. The fair value of short-term borrowings and long-term debt approximates carrying value based on their effective interest rates compared to current market rates.

Property and Depreciation The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for the principal property and equipment classifications are as follows:

                                                   ESTIMATED
CLASSIFICATION                                    USEFUL LIVES
--------------------------------------------------------------
Furniture and fixtures                            3-10 years
Data processing equipment                          3-5 years
Automobiles                                        3-4 years
Buildings and improvements                        7-40 years

Capitalized Software Capitalized software included in other assets reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to five years.

Intangible Assets Intangible assets arise from acquisitions and are amortized using the straight-line method, primarily over 40 years. Management periodically evaluates the recoverability of intangible assets. Intangible assets in excess of associated expected operating cash flows are considered to be impaired and are written down to fair value.

                               CRAWFORD & COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Self-Insured Risks The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability.

       Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred. At December 31, 1998 and 1997, accrued self-insured risks totaled $21,168,000 and $19,722,000, respectively, including current liabilities of $12,166,000 and $10,655,000, respectively.

Revenue Recognition Revenue is recognized in unbilled revenues as services are provided. Deferred revenues represent the unearned portion of fees derived from certain fixed-rate claim service agreements.

Income Taxes The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to prepaid pension cost, revenue recognition, self-insurance, and employee compensation.

Earnings Per Share The Company adopted Statement of Financial Accounting Standards ("SFAS") 128 effective December 31, 1997. Basic earnings per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Diluted earnings per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method and convertible debt.

       Below is the calculation of basic and diluted net income per share:

                                    1998          1997          1996
                                  ----------------------------------
(in thousands, except per share data)
Net income available
 to common shareholders           $27,465      $46,989      $42,810
                                  =======      =======      =======
Weighted-average common
 shares outstanding--Basic         50,341       49,566       51,032

Dilutive effect of:
     Stock options                    597        1,121          255
     Convertible debt                   -            -          810
                                  -------      -------      -------
Weighted-average common
 shares outstanding--Diluted       50,938       50,687       52,097
                                  =======      =======      =======
Basic net income per share        $  0.55      $  0.95      $  0.84
                                  =======      =======      =======
Diluted net income per share      $  0.54      $  0.93      $  0.82
                                  =======      =======      =======

       Additional options to purchase 1,098,500 shares of Class A Common stock at $18.25 to $19.50 per share were outstanding at December 31, 1998 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares; to include them would have been antidilutive.

Comprehensive Income and Foreign Currency Translation The Company adopted SFAS 130, "Reporting Comprehensive Income," effective January 1, 1998. SFAS 130 establishes standards for the reporting and display of "comprehensive income," which for the Company is the total of net income and foreign currency translation adjustments. The Company reports comprehensive income in the Consolidated Statement of Shareholders' Investment. The adoption of SFAS 130 had no impact on the Company's financial position or results of operations.

       For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. Resulting translation adjustments are accumulated as a component of comprehensive income and reported in shareholders' investment.

                               CRAWFORD & COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Pronouncements In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivatives Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments. SFAS 133, which will be effective for the Company in 2000, requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Except for borrowing in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries. As a result, the new standard is not expected to have a significant effect on the Company's consolidated results of operations, financial position or cash flows.

       In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes guidelines for capitalizing such software costs. The Company will adopt SOP
98-1 effective January 1, 1999, with no material impact on the Company's consolidated results of operations, financial position, or cash flows expected.

2. RETIREMENT PLANS In February 1998, the FASB issued SFAS 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," which the Company has adopted in the current year.

       The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually, based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $6,007,000, $7,475,000 and $5,900,000 in 1998, 1997, and 1996,
respectively.

       Benefits payable under the Company's defined benefit plans are generally based on career compensation. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. Plan assets are invested primarily in equity and fixed income securities.

       The following schedule reconciles the funded status of the plans with amounts reported in the Company's balance sheets at December 31, 1998 and 1997.


                                                  1998        1997
                                               ----------------------

(in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year        $ 324,474   $ 223,840
Service cost                                      13,243       9,931
Interest cost                                     25,912      17,871
Actuarial loss                                    46,238       1,596
Benefits paid                                    (16,428)    (10,467)
Acquisition of Crawford-THG                           --      81,703
                                               ---------   ---------
Benefit obligation at end of year                393,439     324,474
                                               ---------   ---------
CHANGE IN PLAN ASSETS
Fair value of plan assets at
 beginning of year                               382,477     224,576
Actual return on plan assets                      19,658      60,101
Company contributions                              8,267      13,384
Benefits paid                                    (16,315)    (10,355)
Acquisition of Crawford-THG                           --      94,771
                                               ---------   ---------
Fair value of plan assets at end of year         394,087     382,477
                                               ---------   ---------
Funded status of plans                               648      58,003
Unrecognized actuarial loss (gain)                57,212      (1,389)
Unrecognized prior service credit                   (243)       (358)
Unrecognized net transition asset                 (5,931)     (7,468)
Accrued contributions                                 --       1,887
                                               ---------   ---------
Net prepaid benefit cost                          51,686      50,675
Less pension obligation included
 in other accrued liabilities                      3,691       2,237
                                               ---------   ---------
Prepaid pension cost included
 in other assets                               $  55,377   $  52,912
                                               =========   =========

                               CRAWFORD & COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       Assumptions used in accounting for the plans were:


                                            1998            1997
                                         --------------------------
Discount rate                            6% to 6.8%      7.5% to 8%
Expected return on plan assets           8% to 9.3%      8% to 9.5%
Rate of compensation increase            4% to 5.5%        5% to 7%

       Net periodic benefit cost related to the defined benefit plans in 1998, 1997, and 1996 included the following components:


                                   1998       1997        1996
                                ---------------------------------
(in thousands)

Service cost                    $ 13,243    $  9,931    $ 10,118
Interest cost                     25,912      17,871      16,112
Expected return on assets        (34,990)    (21,104)    (18,837)
Amortization                        (563)        628          72
Recognized net actuarial loss        156       2,003       2,201
                                --------    --------    --------
Net periodic benefit cost       $  3,758    $  9,329    $  9,666
                                ========    ========    ========

3. POSTRETIREMENT MEDICAL BENEFITS Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. The status of the Company's postretirement medical benefit obligation at December 31, 1998 and 1997 was:

                                                  1998        1997
                                               ---------------------
(in thousands)
Postretirement medical benefit
 obligation at beginning of year               $   6,719   $   6,657
Service cost                                          19          18
Interest cost                                        488         484
Actuarial gain                                    (1,037)       (138)
Benefits paid                                       (739)       (302)
                                               ---------   ---------
Postretirement medical benefit
 obligation at end of year                         5,450       6,719
                                               ---------   ---------
Funded status of plan                             (5,450)     (6,719)
Unrecognized actuarial gain                       (2,533)     (1,386)
                                               ---------   ---------
Accrued postretirement medical
 benefit obligation                            $  (7,983)  $  (8,105)
                                               =========   =========


       The discount rate used in determining the postretirement medical benefit obligation was 6.75% for 1998 and 7.5% for 1997.

       Net periodic postretirement medical benefit cost includes the following components:

                                   1998       1997        1996
                                ---------------------------------
(in thousands)
Service cost                    $     19    $     18    $     16
Interest cost                        488         484         479
Recognized actuarial gain           (111)       (107)       (109)
                                --------    --------    --------
Net periodic postretirement
 medical benefit cost           $    396    $    395    $    386
                                ========    ========    ========


       For measurement purposes, a 7% annual rate of increase in the per capita cost of covered healthcare benefits (the healthcare cost trend rate) was assumed for 1999. The rate was assumed to decrease gradually to 5% for 2002 and thereafter.

       Changing the healthcare cost trend rate by one percentage point would have the following effects as of and for the year ended December 31, 1998:


                                      1% POINT      1% POINT
                                      INCREASE      DECREASE
                                      ----------------------
(in thousands)
Service cost                           $  4          $  (3)
Interest cost                            61            (54)
Postretirement medical
 benefit obligation                     874           (753)

                               CRAWFORD & COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INCOME TAXES The provisions (credits) for income taxes consist of the following:


                                  1998        1997         1996
                                ---------------------------------
(in thousands)
Current:
     U.S. federal and state     $ 24,328    $ 26,314    $ 25,125
     Foreign                       1,729      (1,424)      1,641
Deferred                          (9,662)      2,807       2,394
                                --------    --------    --------
                                $ 16,395    $ 27,697    $ 29,160
                                ========    ========    ========


       Cash payments for income taxes were $21,493,000 in 1998, $26,145,000 in 1997, and $28,195,000 in 1996.

       The provisions for income taxes are reconciled to the federal statutory rate of 35% as follows:


                                   1998       1997        1996
                                ---------------------------------
(in thousands)
Federal income taxes
 at statutory rate              $ 14,939    $ 25,264    $ 25,190
State income taxes,
 net of federal benefit            1,387       2,815       2,807
Other                                 69        (382)      1,163
                                --------    --------    --------
                                $ 16,395    $ 27,697    $ 29,160
                                ========    ========    ========


       The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be permanently reinvested. At December 31, 1998, such undistributed earnings totaled $35,500,000. If these earnings were not considered permanently reinvested, deferred income taxes would have been provided. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the United States.


       Deferred income taxes consist of the following at December 31, 1998 and 1997:


                                                   1998         1997
                                               ------------------------
(in thousands)
Accrued compensation                           $   2,997   $   3,715
Accrued restructuring costs                        3,683          --
Self-insured risks                                 6,591       6,203
Deferred revenues                                 10,903      10,808
Postretirement benefits                            3,065       3,325
Other                                              2,544       1,881
                                               ---------   ---------
Gross deferred tax assets                         29,783      25,932
                                               ---------   ---------
Unbilled revenues                                 11,892      10,648
Depreciation and amortization                      3,746       3,469
Prepaid pension cost                              19,170      25,348
Other                                              1,353         407
                                               ---------   ---------
Gross deferred tax liabilities                    36,161      39,872
                                               ---------   ---------
Net deferred tax liabilities                      (6,378)    (13,940)
Less noncurrent net deferred tax liabilities      (8,720)    (14,921)
                                               ---------   ---------
Current net deferred tax assets                $   2,342   $     981
                                               =========   =========


5. INDEBTEDNESS AND COMMITMENTS The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings totaled $37.2 million and $19.8 million at December 31, 1998 and 1997, respectively. The weighted-average interest rate on short-term borrowings was 6.7% during 1998 and 5.6% during 1997.

       The Company has mortgage and term loans payable maturing through 2003. At December 31, 1998, these loans totaled $1,503,000, of which $204,000 is included in current installments of long-term debt. The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months. At December 31, 1998 and 1997, the present value of future minimum payments under these capital leases was $914,000 and $1,325,000, respectively, of which $359,000 and $594,000, respectively, are included in current installments of long-term debt.

                               CRAWFORD & COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases was $42,240,000 in 1998, $45,709,000 in 1997, and $47,119,000 in 1996, including rental expense for automobile leases of $12,306,000 in 1998, $13,090,000 in 1997, and $11,551,000 in 1996. At December
31, 1998, future minimum payments under non-cancelable operating leases with terms of more than 12 months were as follows: 1999 - $34,076,000; 2000 - $23,227,000; 2001 - $16,168,000; 2002 - $8,966,000; 2003 - $7,118,000; and
thereafter - $22,837,000.

6. SEGMENT AND GEOGRAPHIC INFORMATION The Company adopted SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS 131 requires the presentation of descriptive information about reportable segments which is consistent with that used by management to assess performance. Under SFAS 131, the Company has two reportable segments, one which provides claims services through branch offices located in the United States ("Domestic Operations") and the other which provides similar services through branch offices located in 50 other countries ("International Operations"). Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on income before taxes, nonrecurring charges, and minority interest.

       Financial information as of December 31, 1998, 1997 and 1996 covering the Company's reportable segments is presented below:


                                       DOMESTIC   INTERNATIONAL   CONSOLIDATED
                                      OPERATIONS   OPERATIONS       TOTALS
                                      ----------------------------------------

(in thousands)
1998
Revenues                               $499,260     $168,011       $667,271
Pretax income before
 Year 2000 expenses,
 restructuring charges,
 and minority interest                   64,173          584         64,757
Depreciation and
 amortization                             9,719        5,079         14,798
Capital expenditures                     21,569        4,097         25,666
Assets                                  243,805      189,464        433,269
Long-lived assets                       122,557       59,566        182,123
------------------------------------------------------------------------------

1997
Revenues                               $546,246     $146,076       $692,322
Pretax income before
 Year 2000 expenses,
 restructuring charges,
 and minority interest                   82,268        3,853         86,121
Depreciation and
 amortization                            10,699        4,724         15,423
Capital expenditures                      9,698        3,374         13,072
Assets                                  252,079      176,787        428,866
Long-lived assets                        87,060       62,992        150,052
------------------------------------------------------------------------------

1996
Revenues                               $555,257     $ 78,368       $633,625
Pretax income                            69,174        2,796         71,970
Depreciation and
 amortization                            12,797        2,919         15,716
Capital expenditures                      6,597        1,137          7,734
Assets                                  263,349      114,736        378,085
Long-lived assets                        75,543       55,646        131,189
------------------------------------------------------------------------------

       The Company's most significant international operations are in the United Kingdom. Revenue in the United Kingdom was $87,404,000, $79,947,000, and $29,440,000 in 1998, 1997, and 1996, respectively. Long-lived assets were $6,572,000, $7,789,000, and $806,000 as of December 31, 1998, 1997, and 1996,
respectively.

                               CRAWFORD & COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ACQUISITIONS AND DISPOSITIONS On July 31, 1998, the Company acquired all of the outstanding shares of A.C.I. Adjusters Canada Incorporated ("ACI") for $16.3 million in cash. The Company acquired assets with a fair value of $30.1 million and assumed liabilities of approximately $13.8 million. This transaction was accounted for by the purchase method of accounting; ACI's operating results are included in the consolidated statement of income from the acquisition date and were not material. Goodwill related to the purchase was $13.8 million. The initial purchase price may be increased based on future earnings of the acquired entity.

       In December 1996, the Company entered into an agreement with Swiss Reinsurance Company (Swiss Re) to merge both companies' claims services firms outside the United States into Crawford-THG Limited (Crawford-THG), in which the Company had a 60% controlling interest after this initial transaction. The merger was accounted for as a partial sale of the Company's 100%-owned subsidiary, Crawford & Company International, Ltd., to Swiss Re and a partial acquisition of Swiss Re's 100%-owned subsidiary, Thomas Howell Group, by the Company. No gain or loss was recognized on the partial sale. Swiss Re's 40% interest in the equity and net income/loss of the joint venture is reflected as minority interest through May 31, 1998. On June 1, 1998, the Company acquired Swiss Re's 40% interest in Crawford-THG in exchange for 1.9 million shares of the Company's Class A Common Stock. Crawford-THG is now a wholly-owned subsidiary of the Company. This transaction was accounted for by the purchase method of accounting. The shares issued were valued at $33.1 million, which approximated the minority interest book value. Accordingly, no goodwill was recorded related to this transaction.

       The following table presents unaudited pro forma operating results as if the December 1996 Swiss Re merger had occurred on January 1, 1996. The pro forma information is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined enterprises.

                                                   1997       1996
                                               ----------------------
(in thousands, except per share data)
Revenues                                       $ 710,062   $ 757,335
                                               =========   =========

Income before minority interest                   54,420      44,764
Minority interest in joint venture                (2,821)     (2,717)
                                               ---------   ---------
Net income                                     $  51,599   $  42,047
                                               =========   =========
Net income per share:
     Basic                                     $    1.04   $    0.82
                                               =========   =========
     Diluted                                   $    1.02   $    0.81
                                               =========   =========


       On January 31, 1997, the Company disposed of its risk control unit.
The 1996 consolidated statement of income includes a pretax charge of $1,560,000 ($928,000 after tax or $0.02 per share) related to this transaction.

                               CRAWFORD & COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. RESTRUCTURING CHARGES During the third quarter of 1998, the Company recorded a pretax charge of $14,873,000 related to the restructuring of its United Kingdom and Canadian operations and the realignment of senior management following the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits of $5,181,000, this charge reduced the Company's 1998 net income by $9,692,000 ($0.19 per share).

       In connection with the THG acquisition, the Company recorded a pretax charge of $13,000,000 in the first quarter of 1997 for personnel, facilities, and other costs associated with integration of the Company's international businesses. After reflecting income tax benefits of $4,290,000 and minority interest share of $3,484,000, this charge reduced the Company's 1997 net income by $5,226,000 ($0.10 per share).

       The following is a rollforward of the Company's accrued restructuring costs:

                                                                     EMPLOYEE
                                                     LEASES         SEPARATION         OTHER             TOTAL
                                                   -------------------------------------------------------------

(in thousands)
BALANCE AT DECEMBER 31, 1996                       $     --          $     --         $     --          $     --
Accrued                                               4,937             5,096            2,967            13,000
Acquired                                              1,137               671               --             1,808
Utilized                                             (1,709)           (2,850)          (2,221)           (6,780)
                                                   --------          --------         --------          --------
BALANCE AT DECEMBER 31, 1997                          4,365             2,917              746             8,028
Accrued                                               6,356             8,196              321            14,873
Acquired                                                371               763               --             1,134
Utilized                                             (2,292)           (7,163)          (1,067)          (10,522)
                                                   --------          --------         --------          --------
BALANCE AT DECEMBER 31, 1998                          8,800             4,713               --            13,513
LESS NONCURRENT PORTION                               5,459               692               --             6,151
                                                   --------          --------         --------          --------
CURRENT PORTION OF ACCRUED RESTRUCTURING COSTS     $  3,341          $  4,021         $     --          $  7,362
                                                   ========          ========         ========          ========


The noncurrent portion of accrued restructuring costs consists primarily of long-term lease obligations related to various offices, which the Company has vacated and is currently attempting to sublease, and extended payments being made under employee separation agreements. Management believes the remaining reserves are adequate to complete its plan.

                               CRAWFORD & COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. COMMON STOCK The Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock.

Stock Split In February 1997, the Board of Directors declared a three-for-two stock split on both the Class A Common Stock and Class B Common Stock. The split was effected in the form of a 50% stock dividend and resulted in the issuance of 8,104,354 shares of Class A Common Stock and 8,575,344 shares of Class B Common Stock. All share and per share amounts in the accompanying financial statements and related notes have been restated to give retroactive effect to this stock split.

Share Repurchases During 1996 and 1997, the Company completed an initial share repurchase program by reacquiring 2,455,400 shares of its Class A Common Stock and 551,850 shares of its Class B Common Stock at an average cost of $15.01 and $14.79 per share, respectively. In October 1997, the Company's Board of Directors authorized an additional share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 1998, the Company has reacquired 1,309,800 shares of its Class A Common Stock and 369,700 shares of its Class B Common Stock at an average cost of $18.76 and $18.39 per share, respectively, under the new program.

Employee Stock Purchase Plan Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to its employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 1998 and 1997, the Company issued 69,000 and 60,000 shares, respectively, to employees under this plan.

Stock Option Plans The Company has various stock option plans for employees and directors, which provide for nonqualified and incentive stock option (ISO) grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock. At December 31, 1998, there were 1,346,000 shares available for future option grants under the plans.

       The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                               1998          1997          1996
                            --------------------------------------
Expected dividend yield        3.8%         2.6%           2.6%
Expected volatility            20%           20%            20%
Risk-free interest rates    4.5%-5.7%       5.4%        5.4%-5.6%
Expected life of options     5 years     6-8 years      6-8 years

                               CRAWFORD & COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company's stock option plans is as follows:


                                                   1998                         1997                       1996
                                             ----------------------------------------------------------------------------
                                                          WEIGHTED-                   WEIGHTED-                WEIGHTED-
                                                           AVERAGE                    AVERAGE                  AVERAGE
                                                           EXERCISE                   EXERCISE                 EXERCISE
                                              SHARES        PRICE       SHARES         PRICE       SHARES       PRICE
                                             ------------------------------------------------------------------------------

(in thousands of shares)
Outstanding, beginning of year                 3,348       $   14        2,722       $   12        1,936       $   11
     Options granted                           1,845           16        1,433           18        1,489           12
     Options exercised                          (735)          12         (533)          11         (481)           9
     Options forfeited                          (457)          18         (274)          12         (222)          11
                                               -----                     -----                     -----
Outstanding, end of year                       4,001           15        3,348           14        2,722           12
                                               =====                     =====                     =====
Exercisable, end of year                       1,075                     1,536                       692
                                               =====                     =====                     =====
Weighted-average fair value of options
 granted during the year:
     Incentive stock options                               $ 2.74                    $ 3.91                    $ 2.94
     Nonqualified stock options                              2.44                      4.41                      2.98


       Except for 34,000 options for Class B Common Stock, all of the outstanding and exercisable options as of December 31, 1998 are for Class A Common Stock.

       The following table summarizes information about stock options outstanding at December 31, 1998:

                                           OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                      --------------------------------------------------------------      -------------------------------

                                                WEIGHTED-                 WEIGHTED-                              WEIGHTED-
 RANGE OF                NUMBER                 AVERAGE                   AVERAGE           NUMBER               AVERAGE
 EXERCISE             OUTSTANDING              REMAINING                  EXERCISE        EXERCISABLE            EXERCISE
  PRICES              AT 12/31/98          CONTRACTUAL LIFE               PRICE           AT 12/31/98              PRICE
----------            -----------          -----------------            ----------      -------------            --------

$  4 to 8                   15                      0.3 years             $    6                15               $    6
  9 to 12                  641                      5.6                       11               365                   11
 13 to 17                2,246                      8.9                       14               673                   13
 18 to 20                1,099                      9.0                       19                22                   19
                         -----                                                               -----
  4 to 20                4,001                      8.3                       15             1,075                   12
                         =====                                                               =====


Pro Forma Information The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option and employee stock purchase plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                             1998              1997              1996
                                                             ----              ----              ----

(in thousands, except per share data)
Net income                            As reported       $   27,465        $   46,989        $   42,810
                                      Pro forma             25,621            44,293            42,209
Earnings per share-basic              As reported             0.55              0.95              0.84
                                      Pro forma               0.51              0.89              0.83
Earnings per share-diluted            As reported             0.54              0.93              0.82
                                      Pro forma               0.50              0.87              0.81


                               CRAWFORD & COMPANY
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO CRAWFORD & COMPANY:
We have audited the consolidated balance sheets of Crawford & Company (a Georgia corporation) and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/S/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP
Atlanta, Georgia
January 29, 1999

                               CRAWFORD & COMPANY
                            SELECTED FINANCIAL DATA

FOR THE YEARS ENDED DECEMBER 31,             1998           1997            1996            1995            1994
                                           -----------------------------------------------------------------------
(in thousands, except per share data)

Revenues                                   $667,271        $692,322        $633,625        $607,577        $587,781
Net Income                                   27,465          46,989          42,810          36,020          40,601
Net Income Per Share:
     Basic                                     0.55            0.95            0.84            0.69            0.76
     Diluted                                   0.54            0.93            0.82            0.68            0.75
Total Assets                                433,269         428,866         378,085         366,983         356,381
Long-Term Debt                                1,854             731             376           9,412           9,962
Cash Dividends Per Share:
     Class A Common Stock                      0.50            0.44            0.40            0.39            0.37
     Class B Common Stock                      0.50            0.44            0.39            0.36            0.33
Weighted-Average Shares Outstanding:
     Basic                                   50,341          49,566          51,032          52,277          53,585
     Diluted                                 50,938          50,687          52,097          53,236          53,875


All share and per share amounts have been restated to reflect the three-for-two stock split in 1997 (see Note 9) and the adoption of SFAS 128 effective December 31, 1997.

                               CRAWFORD & COMPANY
                     QUARTERLY FINANCIAL DATA (UNAUDITED),
                DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS


                                                                                                                FISCAL
1998                                             FIRST           SECOND          THIRD           FOURTH          YEAR
                                                -------------------------------------------------------------------------
(in thousands, except per share data)


Revenues                                        $166,133        $170,028        $165,116        $165,994        $667,271
Income before income taxes
 and minority interest                            18,520          18,729          (4,548)          9,982          42,683
Minority interest in loss of joint venture            13             474             690              --           1,177
Net income (loss)                                 11,420          12,014          (2,117)          6,148          27,465
Net income (loss) per share-basic(A)                0.23            0.24           (0.04)           0.12            0.55
Net income (loss) per share-diluted(A)              0.23            0.24           (0.04)           0.12            0.54(B)
Cash dividends per share:
     Class A Common Stock                          0.125           0.125           0.125           0.125            0.50
     Class B Common Stock                          0.125           0.125           0.125           0.125            0.50
Common stock quotations:
     Class A-High(A)                               19.75           19.50           19.00           16.13           19.75
     Class A-Low(A)                                17.75           18.38           16.25           12.06           12.06
     Class B-High(A)                               20.63           19.69           19.44           16.75           20.63
     Class B-Low(A)                                18.63           17.38           16.81           12.13           12.13


(A) The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape. All per share amounts and common stock quotations have been restated to reflect the three-for-two stock split in 1997 (see Note 9).

(B) Due to the method used in calculating per share data as prescribed by SFAS 128, the quarterly per share data does not total to the full-year per share data.

The approximate number of record holders of the Company's stock as of February 12,1999: Class A-1,663 and Class B-970.

                               CRAWFORD & COMPANY
                     QUARTERLY FINANCIAL DATA (UNAUDITED),
                DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS

                                                                                                                 Fiscal
1997                                             First          Second           Third          Fourth            Year
                                                -------------------------------------------------------------------------
(in thousands, except per share data)
Revenues                                        $165,951        $182,569        $178,896        $164,906        $692,322
Income before income taxes
 and minority interest                             6,282          22,663          25,555          17,684          72,184
Minority interest in loss of joint venture         3,199            (694)           (702)            699           2,502
Net income                                         6,315          13,432          14,886          12,356          46,989
Net income per share-basic(A)                       0.13            0.27            0.30            0.25            0.95
Net income per share-diluted(A)                     0.12            0.27            0.29            0.25            0.93
Cash dividends per share:
     Class A Common Stock                           0.11            0.11            0.11            0.11            0.44
     Class B Common Stock                           0.11            0.11            0.11            0.11            0.44
Common stock quotations:
     Class A-High(A)                               15.67           15.88           20.94           21.00           21.00
     Class A-Low(A)                                14.25           13.63           15.75           19.00           13.63
     Class B-High(A)                               15.92           17.38           22.13           22.81           22.81
     Class B-Low(A)                                14.25           13.88           17.00           20.25           13.88

                             DIRECTORS AND OFFICERS

DIRECTORS                                                  EXECUTIVE OFFICERS
Forrest L. Minix                                           F.L. Minix
Chairman and Chief Executive Officer                       Chairman and Chief Executive Officer

Archie L. Meyers, Jr.                                      A.L. Meyers, Jr.
President and Chief Operating Officer                      President and Chief Operating Officer

Jesse C. Crawford                                          R.S. Elder
President                                                  Group Managing Director
Crawford Communications, Inc.                              Crawford-THG Limited

Linda K. Crawford                                          J.F. Giblin
Private Investor                                           Executive Vice President
                                                           Chief Financial Officer
Charles Flather
Managing Partner                                           J.F. Osten
Middlegreen Associates                                     Senior Vice President
                                                           General Counsel & Secretary
J. Hicks Lanier
Chairman of the Board                                      W.L. Beach
Oxford Industries, Inc.                                    Senior Vice President
                                                           Chief Learning Officer
Larry L. Prince
Chairman and Chief Executive Officer
Genuine Parts Company

John A. Williams
Chairman of the Board
Post Properties, Inc.

E. Jenner Wood, III
Executive Vice President
Trust and Investment Services
SunTrust Banks, Inc.

Virginia C. Crawford
Ex-Officio Member and
Honorary Vice Chairman