Form 10-K405, Exhibit 13
period 1999-12-31
CRAWFORD & CO
filed 2000-03-28
CIK 25475

                                                                   EXHIBIT 13.1

                                      1999
                               FINANCIAL REVIEW
                               CRAWFORD & COMPANY

Management's Discussion and Analysis                              18

Consolidated Statements of Income                                 23

Consolidated Balance Sheets                                       24

Consolidated Statements of Shareholders' Investment               26

Consolidated Statements of Cash Flows                             27

Notes to Consolidated Financial Statements                        28

Report of Management                                              38

Report of Independent Public Accountants                          38

Selected Financial Data                                           39

Quarterly Financial Data (Unaudited)                              40

Directors, Officers, and Shareholder Information                  IBC

ONE COMPANY

                              CRAWFORD & COMPANY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following is a discussion and analysis of the consolidated financial condition and results of operations of Crawford & Company by its two reportable segments: domestic operations and international operations. Expense amounts discussed are excluding Year 2000 expenses, restructuring charges, and minority interest. This discussion should be read in conjunction with the Company's consolidated financial statements and the accompanying footnotes.

RESULTS OF OPERATIONS

Operating results for the Company's domestic and international operations were as follows:

                                                                                  % Change From Prior Year
 YEARS ENDED DECEMBER 31                                 1999         1998         1997       1999      1998
------------------------                               --------     --------     --------    ------    -------
(in thousands)
REVENUES:
         Domestic                                      $523,342     $499,260     $546,246      4.8%      (8.6)%

         International                                  178,584      168,011      146,076      6.3%      15.0%
                                                       --------     --------     --------
         Total                                          701,926      667,271      692,322      5.2%      (3.6)%

COMPENSATION & FRINGE BENEFITS:

         Domestic                                       318,450      313,918      341,684      1.4%      (8.1)%

         % of Revenues                                     60.9%        62.9%        62.6%

         International                                  112,892      104,239       92,528      8.3%      12.7%

         % of Revenues                                     63.2%        62.0%        63.4%
                                                       --------     --------     --------
         Total                                          431,342      418,157      434,212      3.2%      (3.7)%

         % of Revenues                                     61.5%        62.7%        62.7%

EXPENSES OTHER THAN COMPENSATION & FRINGE BENEFITS:

         Domestic                                       141,931      121,169      122,294     17.1%      (0.9)%

         % of Revenues                                     27.1%        24.3%        22.4%

         International                                   59,728       63,188       49,695     (5.5)%     27.2%

         % of Revenues                                     33.5%        37.6%        34.0%
                                                       --------     --------     --------
         Total                                          201,659      184,357      171,989      9.4%       7.2%

         % of Revenues                                     28.7%        27.6%        24.8%

OPERATING INCOME(1):

         Domestic                                        62,961       64,173       82,268     (1.9)%    (22.0)%

         % of Revenues                                     12.0%        12.8%        15.0%

         International                                    5,964          584        3,853       nm      (84.8)%

         % of Revenues                                      3.3%         0.4%         2.6%
                                                       --------     --------     --------
         Total                                           68,925       64,757       86,121      6.4%     (24.8)%

         % of Revenues                                      9.8%         9.7%        12.5%


(1) Income before taxes, nonrecurring charges, and minority interest. nm = Not meaningful

DOMESTIC OPERATIONS

YEARS ENDED DECEMBER 31, 1999 and 1998

REVENUES

Domestic revenues from insurance companies and self-insured entities totaled $523.3 million for the year ended December 31, 1999, an increase of 4.8% from the $499.3 million reported in 1998. The increase in domestic revenues is due to The Garden City Group ("GCG") and PRISM Network Inc. ("PRISM") acquisitions, which contributed $35.4 million of revenue in 1999.

Domestic revenues from insurance companies decreased by 6.4% during 1999, to $281.1 million, due to continued sluggish claim referrals. This decline was partially offset by an increase in revenues from self-insured entities of 5.3%, to $198.2 million, as the insurance market began to harden.

Excluding the impact of the GCG and PRISM acquisitions, domestic unit volume, measured principally by cases received, decreased 6.9% from 1998 to 1999. This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services which had the combined effect of increasing revenues by approximately 4.6% in 1999 compared to 1998. The Company's acquisitions of GCG and PRISM increased domestic revenues by 7.1% in 1999.

COMPENSATION AND FRINGE BENEFITS

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. As a percent of rev-enues, domestic compensation expense decreased, from 62.9% of revenues in 1998 to 60.9% of revenues in 1999. This decrease is due to the Company's efforts to grow revenues without increasing the employee base.

Domestic salaries and wages increased slightly, from $270.8 million in 1998 to $271.9 million in 1999. Payroll taxes and fringe benefits for domestic operations increased from $43.1 million in 1998 to $46.6 million in 1999, as a result of an increase in pension expense. Pension expense in 1998 was lower due to favorable investment returns in recent years.

EXPENSES OTHER THAN COMPENSATION AND FRINGE BENEFITS

Domestic expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 27.1% in 1999 from 24.3% in 1998. These increases are primarily due to higher professional fees (related to outsourced functions in the Company's class action administration and medical bill auditing units), and higher interest costs as a result of increased borrowings and lower cash balances in 1999.

YEARS ENDED DECEMBER 31, 1998 and 1997

REVENUES

Domestic revenues declined 8.6% to $499.3 million for the year ended December 31, 1998. Domestic revenues from insurance companies increased by 3% during 1998 to $300.3 million. This gain was more than off- set, however, by a decline in revenues related to the winding down of a major class action project and continued weakness in the self-insured market.

Revenues from the class action project declined from $48.9 million in 1997 to $10.9 million in 1998. The soft insurance market has contributed to the weakness in the self-insurance market, as self-insured entities have elected to move to fully insured programs from alternative risk funding arrangements. Revenues from self-insured entities, excluding the class action project, declined 8% to $188.1 million in 1998.

Domestic unit volume, measured principally by cases received, decreased 3.0% from 1997 to 1998. Additionally, changes in the mix of services provided and in the rates charged for those services had the combined effect of decreasing revenues by approximately 5.6% in 1998 compared to 1997.

COMPENSATION AND FRINGE BENEFITS

The Company's most significant expense is the compensation of its employ-ees, including related payroll taxes and fringe benefits. Domestic compen-sation expense increased slightly, from 62.6% of revenues in 1997 to 62.9% of revenues in 1998.

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

Payroll taxes and fringe benefits for domestic operations decreased from $53.0 million in 1997 to $43.1 million in 1998, as a result of fewer employees and a reduction in pension expense due to favorable investment returns achieved by the Company's pension plan in recent years.

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

INTERNATIONAL OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND 1998

REVENUES

Revenues from the Company's international operations totaled $178.6 million in 1999, a 6.3% increase from $168.0 million in 1998. This increase is due to the July 1998 acquisition of Adjusters Canada Incorporated ("ACI"), which more than offset the reduced claims frequency experienced in 1999. Revenues are net of a 1.0% decline due to the negative effect of a strong U.S. dollar.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased from 62.0% in 1998 to 63.2% in 1999, primarily due to an increase in pension expense.

Salaries and wages of international personnel increased as a percent of rev-enues, from 53.3% in 1998 to 54.0% in 1999. Payroll taxes and fringe benefits also increased as a percent of revenues, from 8.7% in 1998 to 9.2% in 1999.

EXPENSES OTHER THAN COMPENSATION AND FRINGE BENEFITS

Expenses other than compensation and related payroll taxes and fringe benefits decreased as a percent of revenues from 37.6% in 1998 to 33.5% in 1999. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy, and interest costs. The decline in these expenses is due primarily to lower professional fees in 1999, as significant fees were incurred in 1998 related to the restructuring of the Company's United Kingdom ("U.K.") operations, and expense reduction measures put in place in 1999.

YEARS ENDED DECEMBER 31, 1998 AND 1997

REVENUES

Revenues from the Company's international operations totaled $168.0 million and $146.1 million in 1998 and 1997, respectively. The 15% increase in 1998 was primarily due to the acquisitions of ACI and the Thomas Howell Group ("THG"). The stronger U.S. dollar negatively impacted revenues in 1998, reducing international revenues by approximately 6% from the level that would have been reported without foreign currency fluctuations.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, decreased from 63.4% in 1997 to 62.0% in 1998, primarily due to continued efforts to eliminate redundancies in the Company's U.K. operations (see "Restructuring Charges" below).

Salaries and wages of international personnel decreased as a percent of revenues, from 54.5% in 1997 to 53.3% in 1998. Payroll taxes and fringe benefits also decreased as a percent of revenues, from 8.9% in 1997 to 8.7% in 1998. These decreases were due to a decline in the number of employees as a result of the U.K. restructuring program.

EXPENSES OTHER THAN COMPENSATION AND FRINGE BENEFITS

Expenses other than compensation and related payroll taxes and fringe bene-fits increased as a percent of revenues from 34.0% in 1997 to 37.6% in 1998. This increase was due to higher professional fees associated with the restruc-turing of the Company's U.K. operations and increased bad debt expense.

MINORITY INTEREST

Minority interest benefit of $1.2 million was recorded in 1998, compared to a benefit of $2.5 million in 1997. The minority interest benefit reflects Swiss Reinsurance Company's ("Swiss Re") 40% share in the losses of Crawford-THG Limited through May 1998. In June 1998, the Company acquired Swiss Re's 40% interest, and Crawford-THG Limited is now a wholly-owned subsidiary.

RESTRUCTURING CHARGES

During the third quarter of 1998, the Company recorded charges totaling $14.9 million related to the restructuring of its U.K. and Canadian operations and the realignment of senior management after the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits of $5.2 million, this charge reduced the Company's 1998 net income by $9.7 million, or $0.19 per share.

In connection with the THG acquisition, the Company recorded a pretax charge of $13 million in the first quarter of 1997 for personnel, facilities, and other costs associated with the integration of the Company's international businesses. After reflecting income tax benefits of $4.3 million and minority interest share of $3.5 million, this charge reduced 1997 net income by $5.2 million, or $0.10 per share.

During 1999, the Company utilized $4.4 million and $4.0 million of lease and employee separation reserves, respectively. As of December 31, 1999, remaining lease and employee separation reserves were $4.4 million and $0.7 million, respectively.

FINANCIAL CONDITION

At December 31, 1999, current assets exceeded current liabilities by approximately $109.8 million, a decrease of $0.7 million from the working capital balance at December 31, 1998. Cash and cash equivalents at the end of 1999 totaled $17.7 million, increasing from the $8.4 million at the end of 1998. Cash was generated primarily from operating activities and long-term borrowings, while the principal uses of cash were for dividends paid to shareholders, acquisitions of property and equipment, repurchases of common stock, and the acquisition of GCG.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings outstanding as of December 31, 1999 totaled $38.9 million, increasing from $37.2 million at the end of 1998. In September 1999, the Company obtained a five-year, $15 million term loan with a fixed interest rate of 6.8%. This new loan increased the Company's long-term debt to $16.1 million as of December 31, 1999, compared to $1.9 million at December 31, 1998. The Company believes that its current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at the end of 1999 was $250.3 million, compared with $239.7 million at the end of 1998.

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

YEAR 2000

The Company has completed its project to remediate its computer systems to address the Year 2000 issue. The Year 2000 issue, which is common to most organizations, concerns the inability of information systems to properly distinguish the year 2000 from the year 1900.

                               CRAWFORD & COMPANY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINAL CONDITION AND RESULTS OF OPERATIONS


The Company has completed the remediation of, and placed into production, substantially all of its information technology ("IT") and non-IT systems (primarily telephones). These IT and non-IT systems are operational with no known processing errors, computer system failures, or business disruptions associated with the transition from 1999 to 2000. The Company has not experienced any business disruptions external in nature, such as disruptions in telecommunications, electric or transportation services or noncompliance of vendors, customers and other business partners ("Trading Partners") associated with the transition from 1999 to 2000. We will continue to monitor system performance and Trading Partners throughout the year 2000 to ensure continued compliance.

The total costs associated with the Year 2000 project were not material to the Company's financial position. The Company incurred approximately $13.3 million through December 31, 1999. The Company does not expect to incur any material costs in 2000.

EURO

On January 1, 1999, the euro was introduced as the official currency in eleven European countries in which the Company operates. Companies and individuals in those countries may now enter into transactions either in euros or in the local currency. Management does not believe the introduction of the euro will materially affect the Company's financial position or results of operations.

FOREIGN CURRENCY EXCHANGE

The Company's international operations expose the Company to foreign currency exchange rate changes that could impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The Company's revenues from its international operations were 25% of total revenues at December 31, 1999 and 1998. Except for borrowings in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries.

NEW CLAIMS MANAGEMENT SYSTEM

During 1998, the Company began the development of a new claims management system. As of December 31, 1999, approximately $14.2 million of internal and external costs have been capitalized in connection with this development project. The server-based system, which is scheduled to be deployed in mid-2000, is designed to streamline and automate the claims intake, assignment, management, and reporting functions. The Company believes the system will increase its competitive advantages. However, if the system fails to function as planned, it could adversely affect the Company's competitive position and revenues.

                               CRAWFORD & COMPANY
                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31                                        1999        1998        1997
-------------------------------                                      --------    --------    --------
(in thousands, except per share data)
REVENUES                                                             $701,926    $667,271    $692,322

COSTS AND EXPENSES:

  Costs of services provided, less reimbursed expenses of $38,109
    in 1999, $35,327 in 1998, and $40,218 in 1997                     514,827     494,590     496,613

  Selling, general, and administrative expenses                       118,174     107,924     109,588

  Year 2000 expenses                                                    5,181       7,201         937

  Restructuring charges                                                    --      14,873      13,000
                                                                     --------    --------    --------
                                                                      638,182     624,588     620,138
                                                                     --------    --------    --------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                       63,744      42,683      72,184

PROVISION FOR INCOME TAXES                                             24,480      16,395      27,697
                                                                     --------    --------    --------
INCOME BEFORE MINORITY INTEREST                                        39,264      26,288      44,487

MINORITY INTEREST IN LOSS OF JOINT VENTURE                                 --       1,177       2,502
                                                                     --------    --------    --------
NET INCOME                                                           $ 39,264    $ 27,465    $ 46,989
                                                                     --------    --------    --------

NET INCOME PER SHARE:

  Basic                                                              $   0.78    $   0.55    $   0.95
                                                                     --------    --------    --------

  Diluted                                                            $   0.78    $   0.54    $   0.93
                                                                     --------    --------    --------

WEIGHTED-AVERAGE SHARES OUTSTANDING:

  Basic                                                                50,380      50,341      49,566
                                                                     --------    --------    --------
  Diluted                                                              50,498      50,938      50,687
                                                                     --------    --------    --------
CASH DIVIDENDS PER SHARE:

  Class A Common Stock                                               $   0.52    $   0.50    $   0.44
                                                                     --------    --------    --------
  Class B Common Stock                                               $   0.52    $   0.50    $   0.44
                                                                     ========    ========    ========


The accompanying notes are an integral part of these statements.

                               CRAWFORD & COMPANY
                          CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31                                                     1999          1998
-----------------                                                  ---------     ---------
(in thousands)
ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                        $  17,716     $   8,423
  Accounts receivable, less allowance for doubtful accounts
    of $20,182 in 1999 and $19,346 in 1998                           141,841       134,094

  Unbilled revenues, at estimated billable amounts                    91,039        88,871

  Deferred income tax assets                                              --         2,342

  Prepaid expenses and other current assets                           17,240        17,416
                                                                   ---------     ---------
TOTAL CURRENT ASSETS                                                 267,836       251,146
                                                                   ---------     ---------

PROPERTY AND EQUIPMENT, AT COST:

  Land                                                                 2,425         2,409

  Buildings and improvements                                          20,280        20,009

  Furniture and fixtures                                              65,000        59,693

  Data processing equipment                                           73,117        63,733

  Automobiles                                                          5,730         8,229
                                                                   ---------     ---------
                                                                     166,552       154,073

  Less accumulated depreciation and amortization                    (117,661)     (111,130)
                                                                   ---------     ---------
NET PROPERTY AND EQUIPMENT                                            48,891        42,943
                                                                   ---------     ---------

OTHER ASSETS:

  Intangible assets arising from acquisitions, less accumulated

    amortization of $15,068 in 1999 and $12,434 in 1998               80,566        64,092

  Prepaid pension cost                                                49,995        55,377

  Capitalized software costs, net                                     18,449        11,885

  Other                                                                8,291         7,447
                                                                   ---------     ---------
TOTAL OTHER ASSETS                                                   157,301       138,801
                                                                   ---------     ---------
                                                                   $ 474,028     $ 432,890
                                                                   =========     =========


The accompanying notes are an integral part of these balance sheets.

                               CRAWFORD & COMPANY
                          CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31                                                       1999           1998
-----------------                                                     ---------     ----------
(in thousands)
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:

  Short-term borrowings                                               $  38,914      $  37,196

  Accounts payable                                                       29,575         21,971

  Accrued compensation and related costs                                 23,825         20,307

  Accrued restructuring charges                                             973          7,362

  Self-insured risks                                                     11,360         12,166

  Other accrued liabilities                                              30,044         23,434

  Deferred revenues                                                      22,836         17,575

  Current installments of long-term debt                                    463            563
                                                                      ---------      ---------
TOTAL CURRENT LIABILITIES                                               157,990        140,574
                                                                      ---------      ---------
NONCURRENT LIABILITIES:

  Long-term debt, less current installments                              16,053          1,854

  Deferred income taxes                                                   6,571          8,720

  Deferred revenues                                                      13,644         13,594

  Postretirement medical benefit obligation                               7,756          7,983

  Self-insured risks                                                     10,241          9,002

  Other                                                                  11,494         11,491
                                                                      ---------      ---------
TOTAL NONCURRENT LIABILITIES                                             65,759         52,644
                                                                      ---------      ---------


SHAREHOLDERS' INVESTMENT:

  Class A Common Stock, $1.00 par value, 50,000 shares authorized;
    25,892 and 25,735 shares issued in 1999 and 1998, respectively       25,892         25,735

  Class B Common Stock, $1.00 par value, 50,000 shares authorized;
    24,826 and 25,168 shares issued in 1999 and 1998, respectively       24,826         25,168

  Additional paid-in capital                                             22,309         24,560

  Retained earnings                                                     185,975        172,958

  Cumulative translation adjustment                                      (8,723)        (8,749)
                                                                      ---------      ---------
TOTAL SHAREHOLDERS' INVESTMENT                                          250,279        239,672
                                                                      ---------      ---------
                                                                      $ 474,028      $ 432,890
                                                                      =========      =========

                               CRAWFORD & COMPANY
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


For the years ended December 31

                                                 Common Stock
                                             -----------------------       Additional                    Cumulative      Total
                                              Class A        Class B         Paid-In       Retained     Translation  Shareholders'
                                             Non-Voting      Voting          Capital       Earnings      Adjustment    Investment
                                             ----------     --------       ----------     ---------      ----------  ------------
(in thousands)
BALANCE AT 12/31/96                          $ 24,392       $ 25,719       $     --       $ 173,708       $(2,283)      $ 221,536

   Net income                                      --             --             --          46,989            --          46,989

   Translation adjustment                          --             --             --              --        (7,078)         (7,078)
                                                                                                                        ---------
   Comprehensive income                                                                                                    39,911

   Dividends paid                                  --             --             --         (21,820)           --         (21,820)

   Shares repurchased                          (1,775)          (295)       (11,300)        (23,904)           --         (37,274)

   Conversion of convertible debt                 821             --          6,564              --            --           7,385

   Stock options exercised                        478             53          4,736              --            --           5,267
                                             --------       --------       --------       ---------       -------       ---------
BALANCE AT 12/31/97                            23,916         25,477             --         174,973        (9,361)        215,005

   Net income                                      --             --             --          27,465            --          27,465

   Translation adjustment                          --             --             --              --           612             612
                                                                                                                        ---------
   Comprehensive income                                                                                                    28,077

   Dividends paid                                  --             --             --         (25,126)           --         (25,126)

   Shares repurchased                            (780)          (333)       (14,327)         (4,354)           --         (19,794)

   Stock options exercised                        699             24          7,656              --            --           8,379

   Shares issued for acquisition (Note 7)       1,900             --         31,231              --            --          33,131
                                             --------       --------       --------       ---------       -------       ---------
BALANCE AT 12/31/98                            25,735         25,168         24,560         172,958        (8,749)        239,672

   Net income                                      --             --             --          39,264            --          39,264

   Translation adjustment                          --             --             --              --            26              26
                                                                                                                        ---------
   Comprehensive income                                                                                                    39,290

   Dividends paid                                  --             --             --         (26,247)           --         (26,247)

   Shares repurchased                            (861)          (354)       (12,589)             --            --         (13,804)

   Stock options exercised                         98             12          1,385              --            --           1,495

   Shares issued for acquisition (Note 7)         920             --          8,953              --            --           9,873
                                             --------       --------       --------       ---------       -------       ---------
BALANCE AT 12/31/99                          $ 25,892       $ 24,826       $ 22,309       $ 185,975       $(8,723)      $ 250,279
                                             --------       --------       --------       ---------       -------       ---------

The accompanying notes are an integral part of these statements.

                               CRAWFORD & COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


For The Years Ended December 31                                                           1999           1998           1997
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                          $ 39,264       $ 27,465       $ 46,989
  Reconciliation of net income to net cash provided by operating activities:
    Minority interest in loss of joint venture                                              --         (1,177)        (2,502)
    Depreciation and amortization                                                       17,028         14,798         15,423
    Deferred income taxes                                                                  779         (9,662)         2,807
    Loss on sales of property and equipment                                                479            300            277
    Changes in operating assets and liabilities, net of effects of acquisitions:
       Accounts receivable, net                                                         (6,209)       (13,513)        12,643
       Unbilled revenues                                                                (1,870)         6,138         10,907
       Prepaid or accrued income taxes                                                   4,073          3,713         (1,628)
       Accounts payable and accrued liabilities                                         13,226         (7,453)       (14,633)
       Accrued restructuring charges                                                    (8,374)         4,490          6,220
       Deferred revenues                                                                 4,475            943            389
       Prepaid expenses and other assets                                                 5,777         (5,106)       (10,016)
                                                                                      --------       --------       --------
Net cash provided by operating activities                                               68,648         20,936         66,876
                                                                                      --------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of property and equipment                                               (20,835)       (13,814)       (12,331)
  Acquisitions of businesses, net of cash acquired                                      (9,555)       (16,259)            --
  Capitalization of software costs                                                      (7,736)       (11,852)          (741)
  Proceeds from sales of property and equipment                                          1,348          1,516          1,053
                                                                                      --------       --------       --------
Net cash used in investing activities                                                  (36,778)       (40,409)       (12,019)
                                                                                      --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                                                       (26,247)       (25,126)       (21,820)
  Repurchase of common stock                                                           (13,804)       (19,794)       (37,274)
  Proceeds from exercise of stock options                                                1,495          8,379          5,267
  Increase in short-term borrowings                                                      2,676         10,887          1,878
  Proceeds from long-term borrowings                                                    15,000             --             --
  Payments on long-term debt                                                              (910)        (1,079)        (1,676)
                                                                                      --------       --------       --------
Net cash used in financing activities                                                  (21,790)       (26,733)       (53,625)
                                                                                      --------       --------       --------
Effects of exchange rate changes on cash and cash equivalents                             (787)          (751)        (1,337)
                                                                                      --------       --------       --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         9,293        (46,957)          (105)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                           8,423         55,380         55,485
                                                                                      --------       --------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                              $ 17,716       $  8,423       $ 55,380
                                                                                      --------       --------       --------


The accompanying notes are an integral part of these statements.

                               CRAWFORD & COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 MAJOR ACCOUNTING AND REPORTING POLICIES

NATURE OF OPERATIONS AND INDUSTRY CONCENTRATION

The Company is the world's largest independent provider of claims and risk management, loss adjustment, healthcare management, class action administration, and risk information services to insurance companies, self-insured corporations, and governmental entities. Substantial portions of the Company's revenues and accounts receivable are derived from domestic claims services provided to the property and casualty insurance industry.


PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions. The financial statements of the Company's international subsidiaries outside North America and the Caribbean are included in the Company's consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.


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


FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, and accounts payable, approximates carrying value due to the short-term maturity of the instruments. The fair value of short-term borrowings and long-term debt approximates carrying value based on their effective interest rates compared to current market rates.


PROPERTY AND DEPRECIATION

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for the principal property and equipment classifications are as follows:



  Classification                              Estimated Useful Lives
  Furniture and fixtures                            3-10 years

  Data processing equipment                          3-5 years

  Automobiles                                        3-4 years

  Buildings and improvements                        7-40 years


CAPITALIZED SOFTWARE

Capitalized software included in other assets reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to ten years.


INTANGIBLE ASSETS

Intangible assets arise from acquisitions and are amortized over 15 to 40 years using the straight-line method. Management periodically evaluates the recoverability of intangible assets. Intangible assets in excess of associated expected operating cash flows are considered to be impaired and are written down to fair value.


SELF-INSURED RISKS

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability.


Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred. At December 31, 1999 and 1998, accrued self-insured risks totaled $21,601,000 and $21,168,000, respectively, including current liabilities of $11,360,000 and $12,166,000, respectively.

REVENUE RECOGNITION

Revenue is recognized in unbilled revenues as services are provided. Deferred revenues represent the unearned portion of fees derived from certain fixed-rate claim service agreements.


INCOME TAXES

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to prepaid pension cost, unbilled and deferred revenues, self-insurance, and employee compensation.

NET INCOME PER SHARE

Basic net income per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Diluted net income per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

Below is the calculation of basic and diluted net income per share:


(in thousands, except per share data)   1999         1998         1997

Net income available to
  common shareholders                 $39,264      $27,465      $46,989
                                      -------      -------      -------
Weighted-average common
  shares outstanding -Basic            50,380       50,341       49,566
Dilutive effect of stock options          118          597        1,121
                                      -------      -------      -------
Weighted-average common
  shares outstanding -Diluted          50,498       50,938       50,687
                                      -------      -------      -------
Basic net income per share            $  0.78      $  0.55      $  0.95
                                      -------      -------      -------
Diluted net income per share          $  0.78      $  0.54      $  0.93
                                      -------      -------      -------

Additional options to purchase 2,989,550, 1,098,500, and 913,500 shares of Class A Common Stock at $11.83 to $19.50 per share were outstanding at December 31, 1999, 1998, and 1997, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares; to include them would have been antidilutive.


COMPREHENSIVE INCOME AND FOREIGN CURRENCY TRANSLATION

Comprehensive income for the Company consists of the total of net income and foreign currency translation adjustments. The Company reports comprehensive income in the Consolidated Statements of Shareholders' Investment.

For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. Resulting translation adjustments are accumulated as a component of comprehensive income and reported in the Consolidated Statements of Shareholders' Investment.


NEW ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments. SFAS 133, which will be effective for the Company in 2001, requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Except for borrowing in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries. As a result, the new standard is not expected to have a significant effect on the Company's consolidated results of operations, financial position, or cash flows.

                               CRAWFORD & COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes guidelines for capitalizing such software costs. The Company adopted SOP 98-1 effective January 1, 1999, with no material impact on the Company's consolidated results of operations, financial position, or cash flows expected.

CONTINGENCIES

The Company is subject to legal proceedings and claims arising in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.


2 RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually, based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $5,129,000, $6,007,000, and $7,475,000 in 1999, 1998, and
1997, respectively.

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

The following schedule reconciles the funded status of the plans with amounts reported in the Company's balance sheets at December 31, 1999 and 1998.


(in thousands)                                          1999            1998

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year             $ 393,439       $ 324,474
Service cost                                           13,474          13,243
Interest cost                                          25,281          25,912
Actuarial (gain) loss                                 (43,944)         46,238
Benefits paid                                         (16,686)        (16,428)
                                                    ---------       ---------
Benefit obligation at end of year                     371,564         393,439
                                                    ---------       ---------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        394,087         382,477
Actual return on plan assets                           44,611          19,658
Company contributions                                   3,060           8,267
Benefits paid                                         (16,571)        (16,315)
                                                    ---------       ---------
Fair value of plan assets at end of year              425,187         394,087
                                                    ---------       ---------
Funded status of plan                                  53,623             648
Unrecognized actuarial (gain) loss                     (1,440)         59,155
Unrecognized prior service cost (credit)                  101            (243)
Unrecognized net transition asset                      (4,594)         (6,100)
                                                    ---------       ---------
Net prepaid benefit cost                               47,690          53,460
Less pension obligation included in
  other accrued liabilities                             2,305           1,917
                                                    ---------       ---------
Prepaid pension cost included in
  other assets                                      $  49,995       $  55,377
                                                    ---------       ---------

Assumptions used in accounting for the plans were:


                                      1999       1998
Discount rate                         7.5%    6% to 6.8%
Expected return on plan assets        9.3%    8% to 9.3%
Rate of compensation increase         4.5%    4% to 5.5%

Net periodic benefit cost related to the defined benefit plans in 1999, 1998, and 1997 included the following components:


(in thousands)                        1999           1998           1997

Service cost                       $ 13,474       $ 13,243       $  9,931
Interest cost                        25,281         25,912         17,871
Expected return on assets           (29,982)       (34,990)       (21,104)
Amortization                           (391)          (563)           628
Recognized net actuarial loss         2,196            156          2,003
                                   --------       --------       --------
Net periodic benefit cost          $ 10,578       $  3,758       $  9,329
                                   --------       --------       --------


3 INCOME TAXES

Income (loss) before provisions for income taxes and minority interest, consists of the following:


(in thousands)      1999          1998           1997

U.S.              $57,780      $ 53,660       $ 81,331
Foreign             5,964       (10,977)        (9,147)
                  -------      --------       --------
                  $63,744      $ 42,683       $ 72,184
                  -------      --------       --------

The provisions (credits) for income taxes consist of the following:


(in thousands)                 1999          1998           1997

Current:
 U.S. federal and state      $23,663      $ 24,328       $ 26,314
 Foreign                          38         1,729         (1,424)
Deferred                         779        (9,662)         2,807
                             -------      --------       --------
                             $24,480      $ 16,395       $ 27,697
                             -------      --------       --------

Cash payments for income taxes were $20,763,000 in 1999, $21,493,000 in 1998, and $26,145,000 in 1997.

The provisions for income taxes are reconciled to the federal statutory rate of 35% as follows:


(in thousands)                      1999         1998          1997

Federal income taxes at
  statutory rate                $ 22,310       $14,939      $ 25,264
State income taxes, net of
  federal benefit                  2,279         1,387         2,815
Other                               (109)           69          (382)
                                --------       -------      --------
                                $ 24,480       $16,395      $ 27,697
                                --------       -------      --------

The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be permanently reinvested. At December 31, 1999, such undistributed earnings totaled $40,047,000. If the earnings were not considered permanently reinvested, deferred income taxes would have been provided. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the United States.

Deferred income taxes consist of the following at December 31, 1999 and 1998:


(in thousands)                                       1999           1998

Accrued compensation                              $  6,642       $  2,997
Accrued restructuring costs                          1,538          3,683
Self-insured risks                                   7,443          6,591
Deferred revenues                                   11,709         10,903
Postretirement benefits                              2,978          3,065
Other                                                2,162          2,544
                                                  --------       --------
Gross deferred tax assets                           32,472         29,783
                                                  --------       --------
Unbilled revenues                                   13,644         11,892
Depreciation and amortization                        4,935          3,746
Prepaid pension cost                                19,198         19,170
Other                                                1,852          1,353
                                                  --------       --------
Gross deferred tax liabilities                      39,629         36,161
                                                  --------       --------

Net deferred tax liabilities                        (7,157)        (6,378)
Less noncurrent net deferred tax liabilities        (6,571)        (8,720)
                                                  --------       --------
Current net deferred tax (liability) asset        $   (586)      $  2,342
                                                  --------       --------

                               CRAWFORD & COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 LEASE COMMITMENTS

The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases consists of the following:

(in thousands)            1999         1998         1997
Office space            $28,412      $29,603      $29,644
Automobile               11,218       12,306       13,090
Computer equipment          527          604        3,344
                        -------      -------      -------
                        $40,157      $42,513      $46,078
                        -------      -------      -------

At December 31, 1999, future minimum payments under non-cancelable operating leases with terms of more than 12 months were as follows: 2000 - $32,804,000; 2001 - $23,518,000; 2002 - $16,002,000; 2003 - $11,141,000; 2004 - $8,528,000
and thereafter - $27,657,000.

5 LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt consists of the following at December 31, 1999 and 1998:

                                                   1999                1998
(in thousands)
Term loan payable to bank due
  September 2004, interest payable
  quarterly at 6.8%                              $ 15,000            $    --
Mortgages payable, secured by buildings,
  due on various dates through 2003 at
  interest rates ranging from 7.3% to 7.8%            832              1,503
Capital lease obligations                             684                914
                                                 --------            -------
 Total debt                                        16,516              2,417
 Less: current installments                          (463)              (563)
                                                 --------            -------
 Total long-term debt                            $ 16,053            $ 1,854
                                                 --------            -------


The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months.

The term loan payable contains various provisions which, among other things, require the Company to maintain defined fixed charge coverage and leverage ratios and limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings totaled $38.9 million and $37.2 million at December 31, 1999 and 1998, respectively. The weighted-average interest rate on short-term borrowings was 5.2% during 1999 and 6.7% during 1998.

6 SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments, one which provides claims services through branch offices located in the United States ("Domestic Operations") and the other which provides similar services through branch or representative offices located in 64 other countries ("International Operations"). Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating income, defined as income before taxes, nonrecurring charges, and minority interest.

Financial information as of December 31, 1999, 1998, and 1997 covering the Company's reportable segments is presented below:

                                   Domestic   International  Consolidated
(in thousands)                    Operations    Operations      Totals
1999
Revenues                           $523,342      $178,584      $701,926
Operating income                     62,961         5,964        68,925
Depreciation and amortization        11,320         5,708        17,028
Capital expenditures                 23,419         5,152        28,571
Assets                              263,677       210,351       474,028
Long-lived assets                   138,508        67,684       206,192

1998
Revenues                           $499,260      $168,011      $667,271
Operating income                     64,173           584        64,757
Depreciation and amortization         9,719         5,079        14,798
Capital expenditures                 21,569         4,097        25,666
Assets                              243,426       189,464       432,890
Long-lived assets                   122,178        59,566       181,744

1997
Revenues                           $546,246      $146,076      $692,322
Operating income                     82,268         3,853        86,121
Depreciation and amortization        10,699         4,724        15,423
Capital expenditures                  9,698         3,374        13,072
Assets                              252,079       176,787       428,866
Long-lived assets                    87,060        62,992       150,052

The Company's most significant international operations are in the United Kingdom. Revenues in the United Kingdom were $73,925,000, $79,874,000, and $77,218,000 in 1999, 1998, and 1997, respectively. Long-lived assets were $16,817,000, $14,238,000, and $13,957,000 as of December 31, 1999, 1998, and
1997, respectively.

7 ACQUISITIONS

On August 9, 1999, the Company acquired all of the outstanding shares of PRISM Network Inc. ("PRISM") by issuing 919,945 shares of Crawford Class A Common Stock for a total purchase price of approximately $9.9 million. The Company acquired assets with a fair value of $12.2 million, including goodwill related to the purchase of $9.7 million, and assumed liabilities of approximately $2.3 million. The transaction was accounted for by the purchase method of accounting. PRISM's operating results are included in the consolidated statements of income from the acquisition date.

On January 6, 1999, the Company acquired all of the outstanding shares of The Garden City Group ("GCG") for an initial purchase price of $7.6 million. The Company acquired assets with a fair value of $11.1 million, including goodwill related to the initial purchase of $5.4 million, and assumed liabilities of approximately $3.5 million. This transaction was accounted for by the purchase method of accounting. GCG's operating results are included in the consolidated statements of income from the acquisition date. In April 1999, the Company made additional payments to the former owners of GCG pursuant to the purchase agreement. Such additional purchase price was approximately $3.2 million, which was recorded as additional goodwill. The purchase price may be further increased based on future earnings of GCG through December 31, 2001.

On July 31, 1998, the Company acquired all of the outstanding shares of Adjusters Canada Incorporated ("ACI") for $16.3 million in cash. The Company acquired assets with a fair value of $30.1 million, including goodwill related to the purchase of $13.8 million, and assumed liabilities of approximately $13.8 million. This transaction was accounted for by the purchase method of accounting. ACI's operating results are included in the consolidated statements of income from the acquisition date. The initial purchase price may be increased based on future earnings of ACI through October 31, 2001.

                            CRAWFORD & COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 1996, the Company entered into an agreement with Swiss Reinsurance Company ("Swiss Re") to merge both companies' claims services firms outside the United States into Crawford-THG Limited ("Crawford-THG"), in which the Company had a 60% controlling interest after this initial transaction. The merger was accounted for as a partial sale of the Company's 100%-owned subsidiary, Crawford & Company International, Ltd. to Swiss Re and a partial acquisition of Swiss Re's 100%-owned subsidiary, Thomas Howell Group ("THG"), by the Company. No gain or loss was recognized on the partial sale. Swiss Re's 40% interest in the equity and net loss of the joint venture is reflected as minority interest through May 31, 1998.

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

The accompanying consolidated statements of income include 10 months' operating results of the Company's interest in THG for the year ended December 31, 1997, due to an acquisition effective date of January 1, 1997 and a two-month lag in reporting international results. The following table presents unaudited pro forma operating results as if a full 12 months' operating results of the Company's interest in THG had been recorded for the year ending December 31, 1997. The pro forma information is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined enterprises.

(unaudited - in thousands, except per share data)       1997
Revenues                                             $ 710,062
                                                     ---------
Income before minority interest                         54,420
Minority interest in joint venture                      (2,821)
                                                     ---------
Net income                                           $  51,599
                                                     ---------
Net income per share:
  Basic                                              $    1.04
                                                     ---------
  Diluted                                            $    1.02
                                                     ---------

8 RESTRUCTURING CHARGES

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

In connection with the THG acquisition, the Company recorded a pretax charge of $13,000,000 in the first quarter of 1997 for personnel, facilities, and other costs associated with the integration of the Company's international businesses. After reflecting income tax benefits of $4,290,000 and minority interest share of $3,484,000, this charge reduced the Company's 1997 net income by $5,226,000 ($0.10 per share).

The following is a rollforward of the Company's accrued restructuring costs:

                                                                   Employee
(in thousands)                                       Leases       Separations     Other        Total
                                                    -------       -----------   -------      ---------
BALANCE AT DECEMBER 31, 1996                        $    --       $    --       $    --       $     --
Accrued                                               4,937         5,096         2,967         13,000
Acquired                                              1,137           671            --          1,808
Utilized                                             (1,709)       (2,850)       (2,221)        (6,780)
                                                    --------      --------      --------      ---------
BALANCE AT DECEMBER 31, 1997                          4,365         2,917           746          8,028
Accrued                                               6,356         8,196           321         14,873
Acquired                                                371           763            --          1,134
Utilized                                             (2,292)       (7,163)       (1,067)       (10,522)
                                                    --------      --------      --------      ---------
BALANCE AT DECEMBER 31, 1998                          8,800         4,713            --         13,513
Utilized                                             (4,379)       (3,995)           --         (8,374)
                                                    --------      --------      --------      ---------
BALANCE AT DECEMBER 31, 1999                          4,421           718            --          5,139
Less noncurrent portion                               3,762           404            --          4,166
                                                    --------      --------      --------      ---------
Current portion of accrued restructuring costs      $   659       $   314       $    --       $    973
                                                    --------      --------      --------      ---------

The noncurrent portion of accrued restructuring costs consists primarily of long-term lease obligations related to various U.K. offices, which the Company has vacated and is currently attempting to sublease, and extended payments being made under employee separation agreements. Management believes the remaining reserves are adequate to complete its plan.

                               CRAWFORD & COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9  COMMON STOCK

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

SHARE REPURCHASES

In 1997, the Company completed the 1996 share repurchase program by reacquiring 1,176,800 shares of its Class A Common Stock and 240,500 shares of its Class B Common Stock at an average cost of $18.06 and $18.39 per share, respectively. In October 1997, the Company's Board of Directors authorized an additional share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 1999, the Company has reacquired 2,170,800 shares of its Class A Common Stock and 723,700 shares of its Class B Common Stock at an average cost of $15.84 and $14.91 per share, respectively, under the 1997 program. In April 1999, the Company's Board of Directors authorized an additional share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases.

EMPLOYEE STOCK PURCHASE PLAN

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to U.S. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 1999, 1998, and 1997, the Company issued 56,068, 69,000, and 60,000 shares, respectively, to employees under this plan.

Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of Class A Common Stock to eligible employees in the U.K. The Scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 1999, no shares have been issued under this scheme.

STOCK OPTION PLANS

The Company has various stock option plans for employees and directors, which provide for nonqualified and incentive stock option (ISO) grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock. At December 31, 1999, there were 952,300 shares available for future option grants under the plans.

The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                1999         1998        1997
Expected dividend yield          3.8%        3.8%         2.6%
Expected volatility               20%         20%          20%
Risk-free interest rates         6.8%      4.5%-5.7%      5.4%
Expected life of options       7 years      5 years    6-8 years

A summary of the status of the Company's stock option plans is as follows:

                                                     1999                          1998                         1997
                                                   Weighted-Average              Weighted-Average               Weighted-Average
(in thousands of shares)                  Shares    Exercise Price   Shares       Exercise Price    Shares       Exercise Price
------------------------------            -------  ----------------  ------      ----------------   ------      ----------------
Outstanding, beginning of year              4,001       $   15       3,348              $14         2,722            $12
     Options granted                        1,281           11       1,845               16         1,433             18
     Options acquired                         141            2          --               --            --             --
     Options exercised                        (58)           6        (735)              12          (533)            11
     Options forfeited                     (1,367)          16        (457)              18          (274)            12
                                          -------                    -----                          -----
Outstanding, end of year                    3,998           13       4,001               15         3,348             14
                                          -------                    -----                          -----
Exercisable, end of year                      981                    1,075                          1,536
                                          -------                    -----                          -----
Weighted-average fair value of
     options granted during the year:
     Incentive stock options                             $2.79                       $ 2.74                        $3.91
     Nonqualified stock options                           2.88                         2.44                         4.41

The following table summarizes information about stock options outstanding at December 31, 1999:

(in thousands of shares)      Options Outstanding                          Options Exercisable
------------------------------------------------------------------------------------------------------
 Range Of          Number       Weighted-Average   Weighted-Average     Number        Weighted-Average
 Exercise       Outstanding        Remaining           Exercise       Exercisable         Exercise
  Prices        At 12/31/99     Contractual Life        Price         At 12/31/99          Price
---------       -----------     ----------------   ----------------   -----------     ----------------
$  2 to 8            117             7.3              $ 2                 112              $ 2
  9 to 12            593             5.2               11                 420               11
 13 to 17          2,870             8.6               14                 392               14
 18 to 20            418             8.1               19                  57               19
                   -----                                                  ---
$ 2 to 20          3,998             8.0               13                 981               12
                   -----                                                  ---

As part of the PRISM acquisition, the Company acquired and converted outstanding PRISM stock options to 141,415 options for Crawford Class A Common Stock at an option price of $2.41 per share. At December 31, 1999, 116,713 and 110,911 of those options were outstanding and exercisable, respectively.

Except for 20,453 options for Class B Common Stock, all of the outstanding and exercisable options as of December 31, 1999 are for Class A Common Stock.

PRO FORMA INFORMATION

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option and employee stock purchase plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:


(in thousands, except per share data)                       1999             1998                1997
Net income                           As reported          $39,264           $27,465            $46,989
                                      Pro forma            36,395            25,621             44,293

Net income per share - basic         As reported             0.78              0.55               0.95
                                      Pro forma              0.72              0.51               0.89

Net income per share - diluted       As reported             0.78              0.54               0.93
                                      Pro forma              0.72              0.50               0.87

                               CRAWFORD & COMPANY
                              REPORT OF MANAGEMENT

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with generally accepted accounting principles, using informed judgements and estimates where appropriate.

The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel. Management believes it maintains an effective system of internal accounting controls.

The Audit Committee of the Board of Directors, composed solely of outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent public accountants to review the work of each and to assure that each performs its responsibilities. The independent public accountants, Arthur Andersen LLP, are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors, and ratified by the Company's shareholders. Both the internal auditors and Arthur Andersen LLP have unrestricted access to the audit committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of internal accounting controls.

 /s/ Archie Meyers, Jr.            /s/ John F. Giblin                /s/ W. Bruce Swain

Archie Meyers, Jr.                John F. Giblin                    W. Bruce Swain
Chairman of the Board             Executive Vice President          Senior Vice President, Controller,
and Chief Executive Officer       and Chief Financial Officer       and Chief Accounting Officer

Atlanta, Georgia
January 28, 2000

                               CRAWFORD & COMPANY
                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors for Crawford & Company:

We have audited the accompanying consolidated balance sheets of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of December 31, 1999 and 1998, and the related statements of income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


 /s/ Arthur Anderson LLP

Arthur Andersen LLP
Atlanta, Georgia
January 28, 2000

                               CRAWFORD & COMPANY
                            SELECTED FINANCIAL DATA

For The Years Ended December 31             1999          1998          1997          1996          1995
(in thousands, except per share data)
REVENUES                                  $701,926      $667,271      $692,322      $633,625      $607,577

NET INCOME                                  39,264        27,465        46,989        42,810        36,020

NET INCOME PER SHARE:

         Basic                                0.78          0.55          0.95          0.84          0.69

         Diluted                              0.78          0.54          0.93          0.82          0.68

TOTAL ASSETS                               474,028       432,890       428,866       378,085       366,983

LONG-TERM DEBT                              16,053         1,854           731           376         9,412

CASH DIVIDENDS PER SHARE:

         Class A Common Stock                 0.52          0.50          0.44          0.40          0.39

         Class B Common Stock                 0.52          0.50          0.44          0.39          0.36

WEIGHTED-AVERAGE SHARES OUTSTANDING:

         Basic                              50,380        50,341        49,566        51,032        52,277

         Diluted                            50,498        50,938        50,687        52,097        53,236

All share and per share amounts have been restated to reflect the three-for-two stock split in 1997 (see Note 9) and the adoption of SFAS 128 effective December 31, 1997.

                               CRAWFORD & COMPANY
                      QUARTERLY FINANCIAL DATA (UNAUDITED),
               DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS

1999                                                       First           Second        Third         Fourth        Fiscal Year
(in thousands, except per share data)

REVENUES                                              $   172,621      $   169,827   $   168,251   $   191,227      $   701,926
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST           16,296           16,971        13,153        17,324           63,744
NET INCOME                                                 10,038           10,464         8,093        10,669           39,264
NET INCOME PER SHARE-BASIC                                   0.20             0.21          0.16          0.21             0.78
NET INCOME PER SHARE-DILUTED                                 0.20             0.21          0.16          0.21             0.78
CASH DIVIDENDS PER SHARE:
         Class A Common Stock                                0.13             0.13          0.13          0.13             0.52
         Class B Common Stock                                0.13             0.13          0.13          0.13             0.52
COMMON STOCK QUOTATIONS:
         Class A-High (A)                                   14.06            13.50         13.88         12.38            14.06
         Class A-Low (A)                                    10.19            10.00         10.56         10.50            10.00
         Class B-High (A)                                   16.00            16.25         16.13         14.81            16.25
         Class B-Low (A)                                    10.44            10.31         11.56         11.94            10.31


1998                                                      First           Second        Third         Fourth        Fiscal Year
(in thousands, except per share data)
REVENUES                                              $   166,133      $   170,028   $   165,116   $   165,994      $   667,271
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST           18,520           18,729        (4,548)        9,982           42,683
MINORITY INTEREST IN LOSS OF JOINT VENTURE                     13              474           690            --            1,177
NET INCOME (LOSS)                                          11,420           12,014        (2,117)        6,148           27,465
NET INCOME (LOSS) PER SHARE-BASIC                            0.23             0.24         (0.04)         0.12             0.55
NET INCOME (LOSS) PER SHARE-DILUTED                          0.23             0.24         (0.04)         0.12             0.54 (B)
CASH DIVIDENDS PER SHARE:
         Class A Common Stock                               0.125            0.125         0.125         0.125             0.50
         Class B Common Stock                               0.125            0.125         0.125         0.125             0.50
COMMON STOCK QUOTATIONS:
         Class A-High (A)                                   19.75            19.50         19.00         16.13            19.75
         Class A-Low (A)                                    17.75            18.38         16.25         12.06            12.06
         Class B-High (A)                                   20.63            19.69         19.44         16.75            20.63
         Class B-Low (A)                                    18.63            17.38         16.81         12.13            12.13

(A) The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.
(B) Due to the method used in calculating per share data as prescribed by SFAS 128, the quarterly per share data does not total to the full-year per share data.

The approximate number of record holders of the Company's stock as of December 31, 1999: Class A-1,763 and Class B-914.

40