Form 10-K, Exhibit 13
period 2000-12-31
CRAWFORD & CO
filed 2001-03-23
CIK 25475

                                                                    EXHIBIT 13.1

Annual Report Financial






                                                      2000    CRAWFORD & COMPANY

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

         38   Report of Management

         38   Report of Independent Public Accountants

         39   Selected Financial Data

         40   Quarterly Financial Data (Unaudited)

         IBC  Shareholder Information

2000 ANNUAL REPORT         CRAWFORD & COMPANY

         MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated net income was $25,348,000 for 2000 as compared to $39,264,000 in 1999 and $27,465,000 in 1998.

Consolidated net income decreased in 2000 primarily due to the write-down of internal use software (see Note 9 of the consolidated financial statements).

         The following is a discussion and analysis of the consolidated financial condition and results of operations of Crawford & Company by its two reportable segments: domestic operations and international operations. Expense amounts discussed are excluding the write-down of capitalized internal use software, year 2000 expenses, restructuring charges, amortization of good will, net corporate interest, minority interest, and income taxes. This discussion should be read in conjunction with the Company's consolidated financial statements and the accompanying footnotes.

RESULTS OF OPERATIONS

Operating results for the Company's domestic and international operations were as follows:

                                                                                                         % Change From Prior Year
         (Years Ended December 31)                            2000            1999            1998          2000          1999
         ------------------------------------------------------------------------------------------------------------------------
         (in thousands)
         Revenues:
             Domestic                                      $ 519,150       $ 523,342       $ 499,260        (0.8)%        4.8%
             International                                   193,024         178,584         168,011         8.1%         6.3%
         -------------------------------------------------------------------------------------------
             Total                                           712,174         701,926         667,271         1.5%         5.2%

         Compensation & Benefits:
             Domestic                                        316,398         318,450         313,918        (0.6)%        1.4%
              % of Revenues                                     60.9%           60.8%           62.9%
             International                                   123,331         112,892         104,239         9.2%         8.3%
              % of Revenues                                     63.9%           63.2%           62.1%
         -------------------------------------------------------------------------------------------
             Total                                           439,729         431,342         418,157         1.9%         3.2%
              % of Revenues                                     61.8%           61.5%           62.7%

         Expenses Other than Compensation & Benefits:
             Domestic                                        154,207         140,324         122,602         9.9%        14.5%
              % of Revenues                                     29.7%           26.8%           24.6%
             International                                    52,669          55,783          60,370        (5.6)%       (7.6)%
              % of Revenues                                     27.3%           31.3%           35.9%
         -------------------------------------------------------------------------------------------
             Total                                           206,876         196,107         182,972         5.5%         7.2%
              % of Revenues                                     29.0%           27.9%           27.4%

         Operating Income:(1)
             Domestic                                         48,545          64,568          62,740       (24.8)%        2.9%
              % of Revenues                                      9.4%           12.4%           12.5%
             International                                    17,024           9,909           3,402        71.8%       191.3%
              % of Revenues                                      8.8%            5.5%            2.0%
         -------------------------------------------------------------------------------------------
             Total                                            65,569          74,477          66,142       (12.0)%       12.6%
              % of Revenues                                      9.2%           10.6%            9.9%

(1) Income before special charges, year 2000 expense, amortization of goodwill, net corporate interest, minority interest, and taxes.

DOMESTIC OPERATIONS

Years Ended December 31, 2000 and 1999

Revenues

Domestic revenues by market type for 2000 and 1999 are as follows:

(in thousands)                   2000          1999         Variance
--------------------------------------------------------------------
Insurance companies           $ 273,177      $ 273,994       (0.3)%
Self-insured entities           195,936        196,363       (0.2)%
Class action services            50,037         52,985       (5.6)%
------------------------------------------------------
 Total Domestic Revenues      $ 519,150      $ 523,342       (0.8)%
======================================================

         Revenues from insurance companies decreased 0.3% to $273.2 million in 2000 compared to 1999, due to a lack of severe weather during the fourth quarter of the year. Revenues from self-insured entities decreased 0.2% to $195.9 million in 2000, due primarily to a decline in claim referrals. Revenues from class action services decreased 5.6% to $50.0 million in 2000. The Company has a strong backlog of class action administration contract awards that will contribute to its revenues in 2001.

         Excluding the impact of class action services and acquired revenues, domestic unit volume, measured principally by cases received, decreased 6.4% from 1999 to 2000. This decrease was partially offset by a 4.7% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 1.7% decline in domestic revenues from 1999 to 2000, excluding revenues from class action services and acquired revenues. The Company's domestic insurance company referrals for high frequency, low severity claims have declined during the year as the Company's insurance company clients have chosen to handle these claims telephonically to improve short-term operating margins. This has resulted in an increase in the Company's average revenue per claim. The decline in class action services decreased domestic revenues by 0.6% in 2000. The Company's acquisitions of PRISM Network Inc. ("PRISM") in August 1999 and Greentree Investigations, Inc. ("Greentree") in March 2000 (included in non-class action revenues) increased domestic revenues by 1.5% in 2000.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense as a percent of revenues increased slightly to 60.9% in 2000 as compared to 60.8% in 1999.

         Domestic salaries and wages remained constant at $271.8 million in 2000, compared to 1999. Payroll taxes and fringe benefits for domestic operations totaled $44.6 million in 2000, decreasing 4.4% from 1999 costs of $46.7 million. This decrease is due to lower pension expense in 2000, resulting from higher interest rates and favorable investment returns.

Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 29.7% in 2000 from 26.8% in 1999. This increase is due primarily to higher professional fees related to the outsourcing of certain information technology functions, higher costs related to the Company's self-insurance program, and increased bad debt expense.

Years Ended December 31, 1999 and 1998

Revenues

Domestic revenues by market type for 1999 and 1998 are as follows:

(in thousands)                   1999          1998        Variance
-------------------------------------------------------------------
Insurance companies           $ 273,994      $ 291,889       (6.1)%
Self-insured entities           196,363        188,150        4.4%
Class action services            52,985         19,221      175.7%
------------------------------------------------------
 Total Domestic Revenues      $ 523,342      $ 499,260        4.8%
======================================================

         Domestic revenues from insurance companies decreased 6.1% during 1999, to $274.0 million, due to continued sluggish claim referrals. This decline was partially offset by an increase in revenues from self-insured entities of 4.4% to $196.4 million in 1999, as the insurance market began to harden. Revenues from class action services increased to $53.0 million in 1999, due to the acquisition of The Garden City Group ("GCG") in January 1999. The increase in domestic revenues from the GCG and PRISM acquisitions contributed $35.4 million of revenues in 1999.

2000 ANNUAL REPORT         CRAWFORD & COMPANY

         MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Excluding the impact of the GCG and PRISM acquisitions, domestic unit volume, measured principally by cases received, decreased 6.9% from 1998 to 1999. This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services, which had the combined effect of increasing revenues by approximately 4.6% in 1999 compared to 1998. The Company's acquisitions of GCG and PRISM increased domestic revenues by 7.1% in 1999.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. As a percent of revenues, domestic compensation expense decreased, from 62.9% of revenues in 1998 to 60.8% of revenues in 1999. This decrease is due to the outsourcing of certain functions in the Company's class action administration and medical bill auditing units.

         Domestic salaries and wages increased slightly, from $270.8 million in 1998 to $271.8 million in 1999. Payroll taxes and fringe benefits for domestic operations increased from $43.1 million in 1998 to $46.7 million in 1999, as a result of an increase in pension expense. Pension expense in 1998 was lower due to favorable investment returns in prior years.

Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 26.8% in 1999 from 24.6% in 1998. These increases are primarily due to higher professional fees (related to outsourced functions in the Company's class action administration and medical bill auditing units) and higher net interest costs as a result of increased borrowings and lower cash balances in 1999.

INTERNATIONAL OPERATIONS

Years Ended December 31, 2000 and 1999

Revenues

Revenues from the Company's international operations totaled $193.0 million in 2000, an 8.1% increase from the $178.6 million reported in 1999. This increase is largely due to increased referrals from new claims handling agreements entered into during the 1999 fourth quarter. Several small strategic acquisitions in Holland and France contributed 2.1% of the revenue increase for 2000. Revenues are net of a 5.2% decline due to the negative effect of a strong U.S. dollar.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased slightly to 63.9% in 2000 from 63.2% in 1999.

         Salaries and wages of international personnel increased as a percent of revenues, from 54.0% in 1999 to 55.6% in 2000. This increase is due to higher incentive compensation expense, which is based on growth in international earnings. Payroll taxes and fringe benefits decreased as a percent of revenues from 9.2% in 1999 to 8.3% in 2000. This decrease is due to lower pension expense in 2000 resulting from higher interest rates and favorable investment returns.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits decreased as a percent of revenues from 31.3% in 1999 to 27.3% in 2000. The decline is due primarily to reduced bad debt expense due to the collection of old, outstanding amounts.

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

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased from 62.1% in 1998 to 63.2% in 1999, primarily due to an increase in pension expense.

         Salaries and wages of international personnel increased as a percent of revenues, from 53.4% in 1998 to 54.0% in 1999. Payroll taxes and fringe benefits also increased as a percent of revenues, from 8.7% in 1998 to 9.2% in 1999.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits decreased as a percent of revenues from 35.9% in 1998 to 31.3% in 1999. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to higher automobile and occupancy costs. The decline in these expenses is due to lower professional fees in 1999, as significant fees were incurred in 1998 related to the restructuring of the Company's United Kingdom ("U.K.") operations and expense reduction measures put in place in 1999.

Minority Interest

Minority interest benefit of $1.2 million was recorded in 1998. The minority interest benefit reflects Swiss Reinsurance Company's ("Swiss Re") 40% share in the losses of Crawford-THG Limited through May 1998. In June 1998, the Company acquired Swiss Re's 40% interest, and Crawford-THG Limited became a wholly-owned subsidiary.

SPECIAL CHARGES AND YEAR (2000) EXPENSE

In December 2000, the Company announced the termination of its contract with Tenfold Corporation, a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software formerly under development by Tenfold. The non-cash charge, net of related income tax benefits, totaled $10.3 million, or $0.21 per share.

         During 1999, the Company completed its project to remediate its computer systems to address the Year 2000 issue. The Year 2000 issue, which was common to most organizations, concerns the inability of information systems to properly distinguish the year 2000 from the year 1900. During 1999 and 1998, year 2000 expenses, net of related income tax benefits, were $3.2 million or $0.06 per share, and $4.4 million or $0.09 per share, respectively. There were no such expenses during 2000.

         During the third quarter of 1998, the Company restructured its U.K. and Canadian operations and realigned senior management after the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits, restructuring charges reduced the Company's 1998 net income by $9.7 million, or $0.19 per share.

         During 2000, the Company utilized $2.4 million of lease and employee separation reserves. As of December 31, 2000, remaining lease and employee separation reserves were $2.8 million.

FINANCIAL CONDITION

At December 31, 2000, current assets exceeded current liabilities by approximately $106.1 million, a decrease of $3.8 million from the working capital balance at December 31, 1999. Cash and cash equivalents at the end of 2000 totaled $22.1 million, increasing from $17.7 million at the end of 1999. Cash was generated primarily from operating activities and short-term and long-term borrowings, while the principal uses of cash were for dividends paid to shareholders, repurchases of common stock, investments in computer software, acquisitions of property and equipment, and acquisitions of businesses.

         During 2000, the Company repurchased and retired 2,256,376 shares of its Class A Common Stock and 143,261 shares of its Class B Common Stock at an average per share cost of $11.01 and $12.21, respectively. As of December 31, 2000, 705,863 shares remain to be repurchased under the 1999 share repurchase program authorized by the Company's Board of Directors.

         The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings outstanding as of December 31, 2000, totaled $44.4 million, increasing from $38.9 million at the end of 1999. In March 2000, the Company obtained a five-year, $21 million term loan with a fixed interest rate of 7.7% to finance the repurchase of 1.9 million shares of its Class A Common Stock. This new loan increased the Company's long-term debt to $36.7 million, excluding current installments, as of December 31, 2000, compared to $16.1 million at December 31, 1999. The Company believes that its current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain its current operations.

2000 ANNUAL REPORT         CRAWFORD & COMPANY

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

         Shareholders' investment at the end of 2000 was $217.8 million, compared with $250.3 million at the end of 1999. The decrease is primarily a result of the Company's share repurchase activity in 2000 and dividends paid to shareholders.

MARKET RISK

Derivatives

The Company has not entered into any transactions using derivative financial instruments or derivative commodity instruments.

Foreign Currency Exchange

The Company's international operations expose the Company to foreign currency exchange rate changes that could impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The Company's revenues from its international operations were 27.1% and 25.4% of total revenues at December 31, 2000 and 1999, respectively. Except for borrowing in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries.

         The Company measures currency earnings risk related to its international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2000, were used to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10% change in foreign currency exchange rates would have decreased pretax income by approximately $1.3 million during 2000, had the U.S. dollar exchange rate increased relative to the currencies with which we had exposure.

Interest Rates

The Company is exposed to interest rate fluctuations on certain of its variable rate borrowings. Depending on general economic conditions, the Company uses variable rate debt for short-term borrowings and fixed rate debt for long-term borrowings. At December 31, 2000, the Company had $44.4 million in short-term loans outstanding with an average variable interest rate of 5.8%.

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

Contingencies

In the normal course of the claims administration services business, the Company is named as a defendant in suits by insured or claimants contesting decisions by the Company or its clients with respect to the settlement of claims. Additionally, clients of the Company have brought actions for indemnification on the basis of alleged negligence on the part of the Company, its agents, or employees in rendering service to clients. The majority of these claims is of the type covered by insurance maintained by the Company; however, the Company is self-insured for the deductibles under its various insurance coverages. In the opinion of the Company, adequate reserves have been provided for such self-insured risks.

         The Company has received federal grand jury subpoenas requesting certain business and financial records of the Company dating back to 1992. The Company has been advised that the subpoenas were issued in connection with an investigation into the Company's billings for services in its Domestic Claims Management and Healthcare Management Services branch offices. The Company is cooperating fully with the investigation. It is not possible to determine what effects, if any, this investigation might ultimately have on the Company's financial position or results of operations.

2000 ANNUAL REPORT         CRAWFORD & COMPANY


         CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,                                                2000           1999            1998
----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Revenues                                                                    $  712,174      $  701,926      $  667,271
Costs and Expenses:
  Costs of services provided, less reimbursed expenses of $33,294
    in 2000, $38,109 in 1999, and $35,327 in 1998                              525,773         514,094         494,493
  Selling, general, and administrative expenses                                120,832         113,355         106,636
  Special charges (Notes 8 and 9)                                               16,740              --          14,873
  Year 2000 expense                                                                 --           5,181           7,201
  Corporate interest, net                                                        4,476           2,762            (526)
  Amortization of goodwill                                                       3,203           2,790           1,911
----------------------------------------------------------------------------------------------------------------------
                                                                               671,024         638,182         624,588
----------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Minority Interest                                41,150          63,744          42,683
Provision for Income Taxes                                                      15,802          24,480          16,395
----------------------------------------------------------------------------------------------------------------------
Income Before Minority Interest                                                 25,348          39,264          26,288
Minority Interest in Loss of Joint Venture                                          --              --           1,177
----------------------------------------------------------------------------------------------------------------------
Net Income                                                                  $   25,348      $   39,264      $   27,465
======================================================================================================================
Net Income Per Share:
  Basic                                                                     $     0.52      $     0.78      $     0.55
======================================================================================================================
  Diluted                                                                   $     0.52      $     0.78      $     0.54
======================================================================================================================
Weighted-Average Shares Outstanding:
  Basic                                                                         48,845          50,380          50,341
======================================================================================================================
  Diluted                                                                       48,933          50,498          50,938
======================================================================================================================
Cash Dividends Per Share:
  Class A Common Stock                                                      $     0.55      $     0.52      $     0.50
======================================================================================================================
  Class B Common Stock                                                      $     0.55      $     0.52      $     0.50
======================================================================================================================

The accompanying notes are an integral part of these statements.

2000 ANNUAL REPORT         CRAWFORD & COMPANY

         CONSOLIDATED BALANCE SHEETS


As of December 31,                                                            2000             1999
-----------------------------------------------------------------------------------------------------
(in thousands)
ASSETS

Current Assets:
  Cash and cash equivalents                                                 $  22,136       $  17,716
  Accounts receivable, less allowance for doubtful accounts
    of $17,335 in 2000 and $20,182 in 1999                                    137,378         141,841
  Unbilled revenues, at estimated billable amounts                             87,067          91,039
  Prepaid expenses and other current assets                                    17,144          17,240
-----------------------------------------------------------------------------------------------------
Total current assets                                                          263,725         267,836
-----------------------------------------------------------------------------------------------------

Property and Equipment, at cost:
  Land                                                                          2,415           2,425
  Buildings and improvements                                                   20,337          20,280
  Furniture and fixtures                                                       61,935          65,000
  Data processing equipment                                                    61,157          71,678
  Automobiles                                                                   3,998           5,730
-----------------------------------------------------------------------------------------------------
                                                                              149,842         165,113
  Less accumulated depreciation                                              (107,045)       (117,016)
-----------------------------------------------------------------------------------------------------
Net property and equipment                                                     42,797          48,097
-----------------------------------------------------------------------------------------------------

Other Assets:
  Intangible assets arising from acquisitions, less accumulated
    amortization of $18,291 in 2000 and $15,068 in 1999                        82,599          80,566
  Prepaid pension cost                                                         47,633          49,995
  Capitalized software costs, net                                              12,498          19,243
  Other                                                                         9,099           8,291
-----------------------------------------------------------------------------------------------------
Total other assets                                                            151,829         158,095
-----------------------------------------------------------------------------------------------------
                                                                            $ 458,351       $ 474,028
=====================================================================================================

The accompanying notes are an integral part of these balance sheets.

2000 ANNUAL REPORT         CRAWFORD & COMPANY


         CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                            2000           1999
--------------------------------------------------------------------------------------------------------------------
(in thousands)
LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
  Short-term borrowings                                                                    $  44,420       $  38,914
  Accounts payable                                                                            25,628          29,575
  Accrued compensation and related costs                                                      25,366          23,825
  Deferred revenues                                                                           23,353          22,836
  Self-insured risks                                                                          10,379          11,360
  Accrued income taxes                                                                        12,922          11,605
  Other accrued liabilities                                                                   15,355          19,412
  Current installments of long-term debt                                                         216             463
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                    157,639         157,990
--------------------------------------------------------------------------------------------------------------------

Noncurrent Liabilities:
  Long-term debt, less current installments                                                   36,662          16,053
  Deferred revenues                                                                           13,598          13,644
  Self-insured risks                                                                          11,346          10,241
  Deferred income taxes                                                                        3,941           6,571
  Postretirement medical benefit obligation                                                    7,785           7,756
  Other                                                                                        9,613          11,494
--------------------------------------------------------------------------------------------------------------------
Total noncurrent liabilities                                                                  82,945          65,759
--------------------------------------------------------------------------------------------------------------------

Shareholders' Investment:
  Class A Common Stock, $1.00 par value, 50,000 shares authorized;
    23,754 and 25,892 shares issued and outstanding in 2000 and 1999, respectively            23,754          25,892
  Class B Common Stock, $1.00 par value, 50,000 shares authorized;
    24,697 and 24,826 shares issued and outstanding in 2000 and 1999, respectively            24,697          24,826
  Additional paid-in capital                                                                      --          22,309
  Retained earnings                                                                          183,664         185,975
  Accumulated other comprehensive income                                                     (14,348)         (8,723)
--------------------------------------------------------------------------------------------------------------------
Total shareholders' investment                                                               217,767         250,279
--------------------------------------------------------------------------------------------------------------------
                                                                                           $ 458,351       $ 474,028
====================================================================================================================

2000 ANNUAL REPORT         CRAWFORD & COMPANY


         CONSOLIDATED STATEMENTS OF
         SHAREHOLDERS' INVESTMENT

                                                 Common Stock                                         Accumulated
                                          ------------------------      Additional                       Other           Total
                                           Class A         Class B       Paid-In        Retained     Comprehensive    Shareholders'
                                          Nonvoting        Voting        Capital        Earnings         Income        Investment
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Balance at 12/31/97                        $ 23,916       $ 25,477       $     --       $ 174,973       $ (9,361)      $ 215,005

Comprehensive income:
  Net income                                     --             --             --          27,465             --          27,465
  Translation adjustment                         --             --             --              --            612             612
--------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                28,077
  Dividends paid                                 --             --             --         (25,126)            --         (25,126)
  Shares repurchased                           (780)          (333)       (14,327)         (4,354)            --         (19,794)
  Shares issued in connection
    with options and benefits                   699             24          7,656              --             --           8,379
  Shares issued for acquisition (Note 7)      1,900             --         31,231              --             --          33,131
--------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/98                          25,735         25,168         24,560         172,958         (8,749)        239,672

Comprehensive income:
  Net income                                     --             --             --          39,264             --          39,264
  Translation adjustment                         --             --             --              --             26              26
--------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                39,290
  Dividends paid                                 --             --             --         (26,247)            --         (26,247)
  Shares repurchased                           (861)          (354)       (12,589)             --             --         (13,804)
  Shares issued in connection
    with options and benefits                    98             12          1,385              --             --           1,495
  Shares issued for acquisition (Note 7)        920             --          8,953              --             --           9,873
--------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/99                          25,892         24,826         22,309         185,975         (8,723)        250,279

Comprehensive income:
  Net income                                     --             --             --          25,348             --          25,348
  Translation adjustment                         --             --             --              --         (5,625)         (5,625)
--------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                19,723
  Dividends paid                                 --             --             --         (26,939)            --         (26,939)
  Shares repurchased                         (2,256)          (143)       (23,479)           (720)            --         (26,598)
  Shares issued in connection
    with options and benefits                   118             14          1,170              --             --           1,302
--------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/00                        $ 23,754       $ 24,697       $     --       $ 183,664       $(14,348)      $ 217,767
================================================================================================================================

The accompanying notes are an integral part of these statements.

2000 ANNUAL REPORT         CRAWFORD & COMPANY


         CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,                                                        2000           1999           1998
----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash Flows From Operating Activities:
  Net income                                                                          $ 25,348       $ 39,264       $ 27,465
  Reconciliation of net income to net cash provided by operating activities:
    Minority interest in loss of joint venture                                              --             --         (1,177)
    Depreciation and amortization                                                       20,149         17,137         14,798
    Write-down of capitalized internal use software                                     16,740             --             --
    Deferred income taxes                                                                  (18)           779         (9,662)
    Loss on sales of property and equipment                                                550            479            300
    Changes in operating assets and liabilities, net of effects of acquisitions:
       Accounts receivable, net                                                           (379)        (6,209)       (13,513)
       Unbilled revenues                                                                  (586)        (1,870)         6,138
       Prepaid or accrued income taxes                                                  (1,174)         4,073          3,713
       Accounts payable and accrued liabilities                                         (1,851)        13,226         (7,453)
       Accrued restructuring charges                                                    (2,381)        (8,374)         4,490
       Deferred revenues                                                                   682          4,475            943
       Prepaid expenses and other assets                                                (1,453)         5,668         (5,106)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               55,627         68,648         20,936
----------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
  Acquisitions of property and equipment                                                (9,332)       (20,377)       (13,814)
  Acquisitions of businesses, net of cash acquired                                      (7,776)        (9,555)       (16,259)
  Capitalization of software costs                                                     (12,405)        (8,194)       (11,852)
  Proceeds from sales of property and equipment                                            683          1,348          1,516
----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                  (28,830)       (36,778)       (40,409)
----------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
  Dividends paid                                                                       (26,939)       (26,247)       (25,126)
  Repurchase of common stock                                                           (26,598)       (13,804)       (19,794)
  Proceeds from exercise of stock options                                                1,302          1,495          8,379
  Increase in short-term borrowings, net of repayments                                  10,217          2,676         10,887
  Proceeds from long-term borrowings                                                    21,000         15,000             --
  Payments on long-term debt                                                              (403)          (910)        (1,079)
----------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                  (21,421)       (21,790)       (26,733)
----------------------------------------------------------------------------------------------------------------------------
Effects of exchange rate changes on cash and cash equivalents                             (956)          (787)          (751)
----------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                         4,420          9,293        (46,957)
----------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of Year                                          17,716          8,423         55,380
----------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                              $ 22,136       $ 17,716       $  8,423
============================================================================================================================

The accompanying notes are an integral part of these statements.

2000 ANNUAL REPORT         CRAWFORD & COMPANY

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE 1  MAJOR ACCOUNTING AND
                 REPORTING POLICIES

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

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable, and short-term borrowings, approximates carrying value due to the short-term maturity of the instruments. The fair value of long-term debt approximates carrying value based on the effective interest rates compared to current market rates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Long-Lived Assets

Long-lived assets consist of property and equipment, capitalized software, and goodwill. Management periodically evaluates the recoverability of long-lived assets. Long-lived assets with a carrying value in excess of associated expected operating cash flows are considered to be impaired and are written down to fair value.

Property and Equipment

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for the principal property and equipment classifications are as follows:


   Classification                   Estimated Useful Lives
   -------------------------------------------------------
   Furniture and fixtures                     3-10 years
   Data processing equipment                   3-5 years
   Automobiles                                 3-4 years
   Buildings and improvements                 7-40 years

         Depreciation expense on property and equipment was $14,882,000, $13,078,000, and $11,740,000 for 2000, 1999, and 1998, respectively.

Capitalized Software

Capitalized software reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to ten years. Capitalized software amortization expense was $2,064,000, $1,269,000, and $1,147,000 for 2000, 1999, and 1998,
respectively.

Goodwill

Goodwill arises from acquisitions and is amortized over 15 to 40 years using the straight-line method. Goodwill amortization expense was $3,203,000, $2,790,000, and $1,911,000 for 2000, 1999, and 1998, respectively.

Self-Insured Risks

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability.

         Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred and is discounted at the prevailing risk-free rate based on the average expected life of the claim for workers' compensation and long-term disability claims. At December 31, 2000 and 1999, accrued self-insured risks totaled $21,725,000 and $21,601,000, respectively, including current liabilities of $10,379,000 and $11,360,000, respectively.

Revenue Recognition

Revenue is recognized in unbilled revenues as services are provided. Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements.

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

   Below is the calculation of basic and diluted net income per share:

(in thousands, except per share data)    2000           1999           1998
--------------------------------------------------------------------------------
Net income available
 to common shareholders                 $25,348        $39,264        $27,465
================================================================================
Weighted-average common
 shares outstanding-Basic                48,845         50,380         50,341

Dilutive effect of stock options             88            118            597
--------------------------------------------------------------------------------
Weighted-average common
 shares outstanding-Diluted              48,933         50,498         50,938
--------------------------------------------------------------------------------

Basic net income per share              $  0.52        $  0.78        $  0.55
================================================================================
Diluted net income per share            $  0.52        $  0.78        $  0.54
================================================================================

         Additional options to purchase 4,198,800 shares of Class A Common stock at $10.83 to $19.50 per share were outstanding at December 31, 2000, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares; to include them would have been antidilutive.

Comprehensive Income

Comprehensive income for the Company consists of the total of net income and foreign currency translation adjustments. The Company reports comprehensive income in the Consolidated Statements of Shareholders' Investment.

         For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting cumulative translation adjustment is reported as Accumulated Other Comprehensive Income in the Consolidated Balance Sheets.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," in 1998 and SFAS 138 as an amendment to SFAS 133 in 2000. SFAS 133 and 138 establish accounting and

2000 ANNUAL REPORT         CRAWFORD & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reporting standards for derivative instruments. SFAS 133 and 138, which are effective for the Company beginning January 1, 2001, require that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Except for borrowing in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries. As a result, the new standard will not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

         In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101, which was adopted by the Company in the fourth quarter of 2000 retroactively to January 1, 2000, provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The adoption of this SAB did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

NOTE 2  RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees.
Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $5,198,000, $5,129,000, and $6,007,000 in 2000, 1999, and
1998, respectively.

         Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. There has been no material activity or expenses associated with the postretirement medical benefit plans since 1998. The postretirement medical benefits obligation was $7.8 million for 2000 and 1999.

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

         The following schedule reconciles the funded status of the defined benefit plans with amounts reported in the Company's balance sheets at December 31, 2000 and 1999.


(in thousands)                                2000              1999
--------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at beginning
  of year                                $ 371,564         $ 393,439
Service cost                                11,385            13,474
Interest cost                               27,551            25,281
Actuarial gain                              (9,412)          (41,549)
Benefits paid                              (17,138)          (16,686)
Foreign currency effects                   (10,934)           (2,395)
--------------------------------------------------------------------
Benefit obligation at end
  of year                                  373,016           371,564
--------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at
 beginning of year                         425,187           394,087
Actual return on plan assets                55,140            46,998
Employer contributions                       3,122             3,060
Benefits paid                              (17,038)          (16,571)
Foreign currency effects                   (13,929)           (2,387)
--------------------------------------------------------------------
Fair value of plan assets at
  end of year                              452,482           425,187
--------------------------------------------------------------------
Funded status of plan                       79,466            53,623
Unrecognized actuarial gain                (32,140)           (1,440)
Unrecognized prior service cost                194               101
Unrecognized net transition asset           (2,608)           (4,594)
--------------------------------------------------------------------
Net prepaid benefit cost                    44,912            47,690
Less pension obligation included
 in other accrued liabilities                2,721             2,305
--------------------------------------------------------------------
Prepaid pension cost included
 in other assets                         $  47,633         $  49,995
====================================================================

   Assumptions used in accounting for the plans were:

                                              2000              1999
--------------------------------------------------------------------
Discount rate                                  7.5%              7.5%
Expected return on plan assets                 9.3%              9.3%
Rate of compensation increase                  4.5%              4.5%
=====================================================================

         Net periodic benefit cost related to the defined benefit plans in 2000, 1999, and 1998 included the following components:


(in thousands)                             2000           1999           1998
-----------------------------------------------------------------------------
Service cost                            $11,385        $13,474        $13,243
Interest cost                            27,551         25,281         25,912
Expected return on assets               (32,020)       (29,982)       (34,990)
Amortization                               (425)          (391)          (563)
Recognized net actuarial
 (gain) loss                               (116)         2,196            156
-----------------------------------------------------------------------------
Net periodic benefit cost               $ 6,375        $10,578        $ 3,758
=============================================================================

NOTE 3  INCOME TAXES

Income (loss) before provisions for income taxes and minority interest consists of the following:


(in thousands)    2000           1999           1998
----------------------------------------------------
U.S.           $27,753        $57,780        $53,660
Foreign         13,397          5,964        (10,977)
----------------------------------------------------
               $41,150        $63,744        $42,683
====================================================

The provisions (credits) for income taxes consist of the following:


(in thousands)                     2000            1999            1998
-----------------------------------------------------------------------
Current:
 U.S. federal and state         $14,607         $23,663        $ 24,328
 Foreign                          1,213              38           1,729
Deferred                            (18)            779          (9,662)
-----------------------------------------------------------------------
                                $15,802         $24,480        $ 16,395
=======================================================================

         Cash payments for income taxes were $16,345,000 in 2000, $20,763,000 in 1999, and $21,493,000 in 1998.

         The provisions for income taxes are reconciled to the federal statutory rate of 35% as follows:


(in thousands)                     2000            1999            1998
------------------------------------------------------------------------
Federal income taxes at
 statutory rate                $ 14,403         $22,310        $ 14,939
State income taxes, net of
 federal benefit                  1,471           2,279           1,387
Other                               (72)           (109)             69
-----------------------------------------------------------------------
                               $ 15,802         $24,480        $ 16,395
=======================================================================

         The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be permanently reinvested. At December 31, 2000, such undistributed earnings totaled $48,005,000. If the earnings were not considered permanently reinvested, deferred income taxes would have been provided. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the United States.

   Deferred income taxes consist of the following at December 31, 2000 and 1999:


(in thousands)                                2000              1999
--------------------------------------------------------------------
Accrued compensation                     $   7,038         $   6,642
Accrued restructuring costs                    707             1,538
Self-insured risks                           7,770             7,443
Deferred revenues                           11,787            11,709
Postretirement benefits                      2,990             2,978
Other                                        1,370             2,162
--------------------------------------------------------------------
Gross deferred tax assets                   31,662            32,472
--------------------------------------------------------------------
Unbilled revenues                           15,873            13,644
Depreciation and amortization                3,472             4,935
Prepaid pension cost                        18,291            19,198
Other                                        1,165             1,852
--------------------------------------------------------------------
Gross deferred tax liabilities              38,801            39,629
--------------------------------------------------------------------
Net deferred tax liabilities                (7,139)           (7,157)
Less noncurrent net deferred
  tax liabilities                           (3,941)           (6,571)
--------------------------------------------------------------------
Current net deferred tax liability       $  (3,198)        $    (586)
====================================================================

NOTE 4  LEASE COMMITMENTS

The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases consists of the following:


(in thousands)                   2000           1999           1998
-------------------------------------------------------------------
Office space                  $28,152        $28,412        $29,603
Automobile                     11,358         11,218         12,306
Computer equipment                417            527            604
-------------------------------------------------------------------
                              $39,927        $40,157        $42,513
===================================================================

2000 ANNUAL REPORT         CRAWFORD & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         At December 31, 2000, future minimum payments under non-cancelable operating leases with terms of more than 12 months were as follows: 2001 - $26,079,000; 2002 - $22,123,000; 2003 - $17,113,000; 2004 - $14,041,000; 2005 -
$10,381,000; and thereafter - $31,004,000.

NOTE 5  LONG-TERM DEBT AND
        SHORT-TERM BORROWINGS

Long-term debt consists of the following at December 31, 2000 and 1999:


(in thousands)                                2000              1999
--------------------------------------------------------------------
Term loan payable to bank due
 September 2004, interest payable
 quarterly at 6.8%                       $  15,000         $  15,000
Term loan payable to bank due
 March 2005, interest payable
 quarterly at 7.7%                          21,000                --
Mortgages payable, secured by buildings,
 due on various dates through 2003
 at interest rates ranging from 6.2% to 7      597               832
Capital lease obligations                      281               684
--------------------------------------------------------------------
Total debt                                  36,878            16,516
Less: current installments                    (216)             (463)
--------------------------------------------------------------------
Total long-term debt                     $  36,662         $  16,053
====================================================================

         The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months.

         The term loans payable contain various provisions which, among other things, require the Company to maintain defined fixed charge coverage and leverage ratios and limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations.

         The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. The balance of unused lines of credit totaled $26,765,000 at December 31, 2000. Short-term borrowings totaled $44,420,000 and $38,914,000 at December 31, 2000 and 1999, respectively. The weighted average interest rate on short-term borrowings was 5.8% during 2000 and 5.2% during 1999. Cash paid for interest was $5,996,000, $3,961,000, and $2,263,000 for 2000, 1999, and 1998, respectively.

NOTE 6  SEGMENT AND
        GEOGRAPHIC INFORMATION

The Company has two reportable segments: one which provides claims services through branch offices located in the United States ("Domestic Operations") and the other which provides similar services through branch or representative offices located in 64 other countries ("International Operations"). Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating income, defined as income before special charges, year 2000 expense, amortization of goodwill, net corporate interest, minority interest, and taxes.

         Financial information as of December 31, 2000, 1999, and 1998 covering the Company's reportable segments is presented below:


(in thousands)                Domestic        International   Consolidated
2000                          Operations      Operations         Totals
--------------------------------------------------------------------------
Revenues                       $519,150        $193,024        $712,174
Operating income                 48,545          17,024          65,569
Depreciation and amortization    14,127           6,022          20,149
Capital expenditures             15,267           6,470          21,737
Assets                          268,109         190,242         458,351

1999
--------------------------------------------------------------------------
Revenues                       $523,342        $178,584        $701,926
Operating income                 64,568           9,909          74,477
Depreciation and amortization    11,429           5,708          17,137
Capital expenditures             23,419           5,152          28,571
Assets                          263,677         210,351         474,028

1998
--------------------------------------------------------------------------
Revenues                       $499,260        $168,011        $667,271
Operating income                 62,740           3,402          66,142
Depreciation and amortization     9,719           5,079          14,798

   The Company's most significant international operations are in the United Kingdom ("U.K."). Revenues in the U.K. were $74,283,000, $73,925,000, and
$79,874,000 in 2000, 1999, and 1998, respectively. Assets related to these operations were $102,912,000 and $111,931,000 as of December 31, 2000 and 1999,
respectively.

NOTE 7  ACQUISITIONS

The Company's annual acquisitions for the years presented were not material individually, or in the aggregate, to the Company's financial statements. The Company considers the purchase price allocation of all acquisitions to be preliminary for the 12 months following the acquisition date and are subject to change during that period.

         In November 2000, the Company acquired all of the outstanding shares of Resin, a Brazil based company, for a total purchase price of $557,000. The Company acquired assets with a fair value of $828,000, including goodwill related to the purchase of $369,000, and assumed liabilities of $271,000. The purchase price may be increased based on future earnings of Resin. The transaction was accounted for by the purchase method of accounting. Resin's operating results will be included in the consolidated statements of income January 1, 2001, due to a two-month lag in reporting international results.

         In July 2000, the Company acquired the assets and liabilities of Sudexa, a France based company, for a total purchase price of $2.6 million. The Company acquired assets with a fair value of $3.6 million, including goodwill related to the purchase of $1.4 million, and assumed liabilities of $991,000. The transaction was accounted for by the purchase method of accounting. Sudexa's operating results are included in the consolidated statements of income from September 2000, due to a two-month lag in reporting international results.

         On March 3, 2000, the Company acquired certain assets and assumed certain liabilities of Greentree Investigations, Inc. ("Greentree") for a total purchase price of $942,000. The Company acquired assets with a fair value of $1.7 million, including goodwill related to the purchase of $1.2 million, and assumed liabilities of $712,000. The purchase price may be increased based on future earnings of Greentree through April 3, 2005. The transaction was accounted for by the purchase method of accounting. Greentree's operating results are included in the consolidated statements of income from the acquisition date.

         In November 1999, the Company acquired the assets and liabilities of HDS Taxatie en Contra-Expertise BV ("HDS"), a Holland based company, for a total purchase price of $1.7 million. The Company acquired assets with a fair value of $2.1 million, including goodwill related to the purchase of $765,000, and assumed liabilities of $400,000. The transaction was accounted for by the purchase method of accounting. HDS' operating results are included in the consolidated statements of income from January 1, 2000, due to a two-month lag in reporting international results.

         On August 9, 1999, the Company acquired all of the outstanding shares of PRISM Network, Inc. ("PRISM") by issuing 920,000 shares of Crawford Class A Common Stock for a total purchase price of approximately $9.9 million. The Company acquired assets with a fair value of $12.2 million, including goodwill related to the purchase of $9.7 million, and assumed liabilities of approximately $2.3 million. The transaction was accounted for by the purchase method of accounting. PRISM's operating results are included in the consolidated statements of income from the acquisition date.

         On January 6, 1999, the Company acquired all of the outstanding shares of The Garden City Group ("GCG") for an initial purchase price of $7.6 million. The Company acquired assets with a fair value of $11.1 million, including goodwill related to the initial purchase of $5.4 million, and assumed liabilities of approximately $3.5 million. This transaction was accounted for by the purchase method of accounting. GCG's operating results are included in the consolidated statements of income from the acquisition date. In 2000 and 1999, the Company made additional payments to the former owners of GCG pursuant to the purchase agreement. Such additional purchase price was approximately $5.8 million, which was recorded as additional goodwill. The purchase price may be further increased based on future earnings of GCG through December 31, 2001.

2000 ANNUAL REPORT         CRAWFORD & COMPANY


         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         In December 1996, the Company entered into an agreement with Swiss Reinsurance Company ("Swiss Re") to merge both companies' claims services firms outside the United States into Crawford-THG Limited ("Crawford-THG"), in which the Company had a 60% controlling interest after this initial transaction. The merger was accounted for as a partial sale of the Company's 100%-owned subsidiary, Crawford & Company International, Ltd. to Swiss Re and a partial acquisition of Swiss Re's 100% owned subsidiary, Thomas Howell Group, by the Company. No gain or loss was recognized on the partial sale. Swiss Re's 40% interest in the equity and net loss of the joint venture is reflected as minority interest through May 31, 1998.

         On June 1, 1998, the Company acquired Swiss Re's 40% interest in Crawford-THG in exchange for 1.9 million shares of the Company's Class A Common Stock. Crawford-THG became a wholly-owned subsidiary of the Company. This transaction was accounted for by the purchase method of accounting. The shares issued were valued at $33.1 million, which approximated the minority interest book value. Accordingly, no goodwill was recorded related to this transaction. On March 9, 2000, the Company repurchased the 1.9 million shares from Swiss Re at a cost of $21.0 million.

NOTE 8  RESTRUCTURING CHARGES

During the third quarter of 1998, the Company restructured its U.K. and Canadian operations and realigned senior management after the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits, restructuring charges reduced the Company's 1998 net income by $9,692,000 ($0.19 per share).

The following is a rollforward of the Company's accrued restructuring costs:

                                                                  Employee
(in thousands)                                       Leases      Separations      Other         Total
------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                        $ 4,365       $ 2,917       $   746       $  8,028
Accrued                                               6,356         8,196           321         14,873
Acquired                                                371           763            --          1,134
Utilized                                             (2,292)       (7,163)       (1,067)       (10,522)
------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                          8,800         4,713            --         13,513
Utilized                                             (4,379)       (3,995)           --         (8,374)
------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                          4,421           718            --          5,139
Utilized                                             (1,979)         (402)           --         (2,381)
------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                          2,442           316            --          2,758
Less noncurrent portion                              (1,991)         (118)           --         (2,109)
------------------------------------------------------------------------------------------------------
Current portion of accrued restructuring costs      $   451       $   198       $    --       $    649
======================================================================================================

         The noncurrent portion of accrued restructuring costs consists primarily of long-term lease obligations related to various U.K. offices, which the Company has vacated and is currently attempting to sublease, and extended payments being made under employee separation agreements. Management believes the remaining reserves are adequate to complete its plan.

NOTE 9  WRITE-DOWN OF INTERNAL USE SOFTWARE

In December 2000, the Company announced the termination of its contract with Tenfold Corporation, a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software, formerly under development by Tenfold. The noncash charge totaled $10.3 million after tax, or $0.21 per share.

         In 1998, the Company contracted with TenFold Corporation to develop a custom integrated claims management system to replace the existing domestic system. Tenfold failed to deliver an acceptable working system as required under the contract. The Company intends to pursue recovery of amounts due from TenFold, resulting from its failure to perform under the contract. However, Tenfold is currently involved in significant shareholder and customer litigation and disputes and has reported a significant operating loss for the current year. Accordingly, any recoveries of amounts due the Company from Tenfold will be recorded as received in cash.

NOTE 10 CONTINGENCIES

         The Company has received federal grand jury subpoenas requesting certain business and financial records of the Company dating back to 1992. The Company has been advised that the subpoenas were issued in connection with an investigation into the Company's billings for services in its Domestic Claims Management and Healthcare Management Services branch offices. The Company is cooperating fully with the investigation. It is not possible to determine what effects, if any, this investigation might ultimately have on the Company's financial position or results of operations.

NOTE 11  COMMON STOCK

The Company has two classes of Common Stock outstanding: Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the nonvoting Class A Common Stock than on the voting Class B Common Stock.

Share Repurchases

In October 1997, the Company's Board of Directors authorized a share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. In 2000, the Company completed the 1997 share repurchase program by reacquiring 105,500 shares of its Class A Common Stock at an average cost of $11.38. In April 1999, the Company's Board of Directors authorized an additional share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2000, the Company has reacquired 2,150,876 shares of its Class A Common Stock, including shares acquired from Swiss Re (Note 7), and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively, under the 1999 program.

Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to U.S. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 2000, 1999, and 1998, the Company issued 83,000, 56,068, and 69,000 shares, respectively, to employees under this plan.

         Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of Class A Common Stock to eligible employees in the U.K. The Scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 2000, no shares have been issued under this scheme.

2000 ANNUAL REPORT         CRAWFORD & COMPANY

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Option Plans

The Company has various stock option plans for employees and directors, which provide for nonqualified and incentive stock option (ISO) grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock. At December 31, 2000, there were 1,036,000 shares available for future option grants under the plans.

         The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                           2000           1999           1998
--------------------------------------------------------------------------------
Expected dividend yield                     3.5%           3.8%           3.8%
Expected volatility                          20%            20%            20%
Risk-free interest rates                    5.5%           6.8%       4.5%-5.7%
Expected life of options                  7 years        7 years        5 years

         All of the outstanding and exercisable options as of December 31, 2000, are for Class A Common Stock.

A summary of the status of the Company's stock option plans is as follows:


                                                           2000                        1999                          1998
                                                      Weighted-Average            Weighted-Average             Weighted-Average
(in thousands of shares)                      Shares   Exercise Price  Shares      Exercise Price   Shares     Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                3,998         $13         4,001         $15            3,348         $14
  Options granted                               688          11         1,281          11            1,845          16
  Options acquired                               --          --           141           2               --          --
  Options exercised                             (65)          7           (58)          6             (735)         12
  Options forfeited and expired                (176)         15        (1,367)         16             (457)         18
                                              -----                    ------                         ----
Outstanding, end of year                      4,445          13         3,998          13            4,001          15
                                             ------                    ------                        -----
Exercisable, end of year                      1,191          12           981          12            1,075          12
                                             ------                    ------                        -----
Weighted-average fair value
  of options granted during the year:

    Incentive stock options                               $2.33                     $2.79                        $2.74
    Nonqualified stock options                             2.29                      2.88                         2.44

The following table summarizes information about stock options outstanding at December 31, 2000 (in thousands of shares):


(in thousands of shares)     Options Outstanding                           Options Exercisable
--------------------------------------------------------------------------------------------------
  Range Of         Number     Weighted-Average   Weighted-Average
  Exercise       Outstanding     Remaining          Exercise              Exercisable     Exercise
  Prices         At 12/31/00  Contractual Life       Price                At 12/31/00      Price
--------------------------------------------------------------------------------------------------
$  2 to 8             78          5.6                $ 2                       75          $ 2
  9 to 12          1,196          6.8                 11                      475           11
 13 to 17          2,811          6.0                 14                      555           14
 18 to 20            360          5.4                 19                       86           19
                   -----                                                    -----
$ 2 to 20          4,445          6.2                 13                    1,191           12
                   =====                                                    =====

         As part of the PRISM acquisition, the Company acquired and converted outstanding PRISM stock options to 141,415 options of Crawford Class A Common Stock at an option price of $2.41 per share. At December 31, 2000, 78,323 and 75,422 of these options were outstanding and exercisable, respectively.

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


(in thousands, except per share data)                            2000      1999          1998
---------------------------------------------------------------------------------------------
Net income                                  As reported       $25,348   $39,264       $27,465
                                              Pro forma        22,159    36,395        25,621


Net income per share - basic                As reported          0.52      0.78          0.55
                                              Pro forma          0.45      0.72          0.51


Net income per share - diluted              As reported          0.52      0.78          0.54
                                              Pro forma          0.45      0.72          0.50

2000 ANNUAL REPORT         CRAWFORD & COMPANY

REPORT OF MANAGEMENT

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with generally accepted accounting principles, using informed judgments and estimates where appropriate.

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




/s/ Archie Meyers, Jr.      /s/ John F. Giblin            /s/ W. Bruce Swain
Archie Meyers, Jr.          John F. Giblin                W. Bruce Swain
Chairman of the Board and   Executive Vice President      Senior Vice President,
Chief Executive Officer     and Chief Financial Officer   Controller, and Chief
                                                          Accounting Officer

Atlanta, Georgia
January 26, 2001

2000 ANNUAL REPORT         CRAWFORD & COMPANY

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheets of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
Arthur Andersen LLP
Atlanta, Georgia
January 26, 2001

2000 ANNUAL REPORT         CRAWFORD & COMPANY

SELECTED FINANCIAL DATA


(in thousands, except per share data)              2000         1999          1998          1997          1996
--------------------------------------------------------------------------------------------------------------
Revenues                                       $712,174     $701,926      $667,271      $692,322      $633,625

Net Income                                       25,348       39,264        27,465        46,989        42,810

Net Income Per Share:

  Basic                                            0.52         0.78          0.55          0.95          0.84
  Diluted                                          0.52         0.78          0.54          0.93          0.82

Total Assets                                    458,351      474,028       432,890       428,866       378,085

Long-Term Debt, Less Current Installments        36,662       16,053         1,854           731           376

Cash Dividends Per Share:

  Class A Common Stock                             0.55         0.52          0.50          0.44          0.40
  Class B Common Stock                             0.55         0.52          0.50          0.44          0.39

Weighted-Average Shares Outstanding:

  Basic                                          48,845       50,380        50,341        49,566        51,032
  Diluted                                        48,933       50,498        50,938        50,687        52,097
==============================================================================================================

All share and per share amounts have been restated to reflect the three-for-two stock split in 1997 and the adoption of SFAS 128 effective December 31, 1997.

2000 ANNUAL REPORT         Crawford & COMPANY

QUARTERLY FINANCIAL DATA (UNAUDITED),
DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS


2000                                              First       Second         Third        Fourth   Fiscal Year
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Revenues                                       $177,432     $184,436      $180,117      $170,189      $712,174

Income before special charges,
  year 2000 expense,
  amortization of goodwill,
  net corporate interest, and income taxes       18,798       19,077        17,531        10,163        65,569

Net income (loss)                                10,531       10,493         9,658        (5,334)       25,348

Net income (loss) per share-basic                  0.21         0.22          0.20         (0.11)         0.52

Net income (loss) per share-diluted                0.21         0.22          0.20         (0.11)         0.52

Cash dividends per share:
  Class A Common Stock                           0.1375       0.1375        0.1375        0.1375          0.55
  Class B Common Stock                           0.1375       0.1375        0.1375        0.1375          0.55

Common stock quotations:
  Class A - High(A)                               11.88        11.19         11.25         10.63         11.88
  Class A - Low(A)                                11.00        10.25         10.38          9.44          9.44
  Class B - High(A)                               14.13        14.00         12.94         13.00         14.13
  Class B - Low(A)                                11.00        11.00         11.00         11.38         11.00


1999                                              First       Second         Third        Fourth   Fiscal Year
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Revenues                                       $172,621     $169,827      $168,251      $191,227      $701,926

Income before special charges,
  year 2000 expense,
  amortization of goodwill,
  net corporate interest, and income taxes       19,258       19,423        15,557        20,239        74,477

Net income                                       10,038       10,464         8,093        10,669        39,264

Net income per share-basic                         0.20         0.21          0.16          0.21          0.78

Net income per share-diluted                       0.20         0.21          0.16          0.21          0.78

Cash dividends per share:
  Class A Common Stock                             0.13         0.13          0.13          0.13          0.52
  Class B Common Stock                             0.13         0.13          0.13          0.13          0.52

Common stock quotations:

  Class A - High(A)                               14.06        13.50         13.88         12.38         14.06
  Class A - Low(A)                                10.19        10.00         10.56         10.50         10.00
  Class B - High(A)                               16.00        16.25         16.13         14.81         16.25
  Class B - Low(A)                                10.44        10.31         11.56         11.94         10.31

(A) The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.


The approximate number of record holders of the Company's stock as of December 31, 2000: Class A - 1,884 and Class B - 855.