Form 10-K405, Exhibit 13
period 2001-12-31
CRAWFORD & CO
filed 2002-03-22
CIK 25475

                                                                 EXHIBIT 13.1

                               CRAWFORD & COMPANY
                                      2001
                                FINANCIAL REVIEW

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


Consolidated net income was $29,445,000 for 2001 as compared to $25,348,000 in 2000 and $39,264,000 in 1999.

         The following is a discussion and analysis of the consolidated financial condition and results of operations of Crawford & Company by its two reportable segments: United States ("U.S.") operations and international operations. Expense amounts discussed are excluding special charges, year 2000 expense, amortization of goodwill, net corporate interest, and income taxes. This discussion should be read in conjunction with the Company's consolidated financial statements and the accompanying footnotes.

RESULTS OF OPERATIONS

Operating results for the Company's U.S. and international operations were as follows:


                                                                                                          % Change
                                                                                                       From Prior Year
(Years Ended December 31)                   2001               2000              1999             2001               2000
                                          --------           --------           --------          ----               -----
(in thousands)
Revenues:
     U.S.                                 $534,671           $519,150           $523,342           3.0 %              (0.8)%
     International                         190,868            193,024            178,584            (1.1)%           8.1 %
                                          --------           --------           --------
     Total                                 725,539            712,174            701,926           1.9 %             1.5 %

Compensation & Benefits:
     U.S.                                  331,116            316,398            318,450           4.7 %              (0.6)%
     % of Revenues                            61.9%              60.9%              60.8%
     International                         125,862            123,331            112,892           2.1 %             9.2 %
     % of Revenues                            65.9%              63.9%              63.2%
                                          --------           --------           --------
     Total                                 456,978            439,729            431,342           3.9 %             1.9 %
     % of Revenues                            63.0%              61.8%              61.5%

Expenses Other than Compensation
    & Benefits:
     U.S.                                  160,300            154,207            140,324           4.0 %             9.9 %
     % of Revenues                            30.0%              29.7%              26.8%
     International                          52,233             52,669             55,783            (0.8)%            (5.6)%
     % of Revenues                            27.4%              27.3%              31.3%
                                          --------           --------           --------
     Total                                 212,533            206,876            196,107           2.7 %             5.5 %
     % of Revenues                            29.3%              29.0%              27.9%

Operating Earnings:(1)
     U.S.                                   43,255             48,545             64,568           (10.9)%           (24.8)%
     % of Revenues                             8.1%               9.4%              12.4%
     International                          12,773             17,024              9,909           (25.0)%          71.8 %
     % of Revenues                             6.7%               8.8%               5.5%
                                          --------           --------           --------
     Total                                  56,028             65,569             74,477           (14.6)%           (12.0)%
     % of Revenues                             7.7%               9.2%              10.6%

(1) Earnings before special charges, year 2000 expense, amortization of goodwill, net corporate interest, and income taxes.

U.S. OPERATIONS
Years Ended December 31, 2001 and 2000
Revenues

U.S. revenues by market type for 2001 and 2000 are as follows:

(in thousands)                     2001                2000            Variance
                                 --------            --------            ---
Insurance companies              $284,966            $273,177            4.3%
Self-insured entities             199,049             195,936            1.6%
Class action services              50,656              50,037            1.2%
                                 --------            --------
  Total U.S. Revenues            $534,671            $519,150            3.0%
                                 ========            ========


18 Crawford & Company

         Revenues from insurance companies increased 4.3% to $285.0 million in 2001 compared to 2000, due to increases from mold-related claims and reopened Northridge earthquake claims during the year and from growth in surveillance services revenue. Revenues from self-insured entities increased 1.6% to $199.0 million in 2001, reflecting the hardening of the U.S. insurance market. Revenues from class action services increased 1.2% to $50.7 million in 2001.

         Excluding the impact of class action services and acquired revenues, U.S. unit volume, measured principally by cases received, decreased 6.1% from 2000 to 2001. This decrease was offset by an 8.7% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 2.6% increase in U.S. revenues from 2000 to 2001, excluding revenues from class action services and acquired revenues. The Company's U.S. insurance company referrals for high frequency, low severity claims have declined during the year, resulting in an increase in the Company's average revenue per claim. Class action services increased U.S. revenues by 0.1% in 2001. The Company's acquisition of Greentree Investigations, Inc. ("Greentree") in March 2000 (included in non-class action revenues) increased U.S. revenues by 0.3% in 2001.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. U.S. compensation expense as a percent of revenues increased to 61.9% in 2001 as compared to 60.9% in 2000. There were 5,669 full-time equivalent employees in 2001, compared to 5,534 in 2000.

         U.S. salaries and wages increased to $280.3 million in 2001 from $271.8 million in 2000. Payroll taxes and fringe benefits for U.S. operations totaled $50.8 million in 2001, increasing 14.0% from 2000 costs of $44.6 million. These increases are primarily due to higher costs related to the Company's self-insured employee medical and workers' compensation programs.

Expenses Other than Compensation and Fringe Benefits

U.S. expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 30.0% in 2001 from 29.7% in 2000. These increases are primarily due to higher legal fees and other professional fees which are partially offset by lower professional indemnity self-insurance costs.

Years Ended December 31, 2000 and 1999
Revenues

U.S. revenues by market type for 2000 and 1999 are as follows:

(in thousands)                     2000                1999            Variance
                                 --------            --------          --------

Insurance companies              $273,177            $273,994            (0.3)%
Self-insured entities             195,936             196,363            (0.2)%
Class action services              50,037              52,985            (5.6)%
                                 --------            --------
 Total U.S. Revenues             $519,150            $523,342            (0.8)%
                                 ========            ========

         Revenues from insurance companies decreased 0.3% to $273.2 million in 2000 compared to 1999, due largely to a lack of severe weather during the fourth quarter of the year. Revenues from self-insured entities decreased 0.2% to $195.9 million in 2000, due primarily to a decline in claim referrals. Revenues from class action services decreased 5.6% to $50.0 million in 2000.

   Excluding the impact of class action services and acquired revenues, U.S. unit volume, measured principally by cases received, decreased 6.4% from 1999 to 2000. This decrease was partially offset by a 4.7% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 1.7% decline in U.S. revenues from 1999 to 2000, excluding revenues from class action services and acquired revenues. The Company's U.S. insurance company referrals for high frequency, low severity claims have declined during the year as the Company's insurance company clients have chosen to handle these claims telephonically to improve operating margins. This has resulted in an increase in the Company's average revenue per claim. The decline in class action services decreased U.S. revenues by 0.6% in 2000. The Company's acquisitions of PRISM Network Inc. ("PRISM") in August 1999 and Greentree in March 2000 (included in non-class action revenues) increased U.S. revenues by 1.5% in 2000.

Compensation and Fringe Benefits

U.S. compensation expense as a percent of revenues increased slightly to 60.9% in 2000 as compared to 60.8% in 1999. There were 5,534 full-time equivalent employees in 2000, compared to 5,624 in 1999.

         U.S. salaries and wages remained constant at $271.8 million in 2000, compared to 1999. Payroll taxes and fringe benefits for U.S. operations totaled $44.6 million in 2000, decreasing 4.4% from 1999 costs of $46.7 million. This decrease is due to lower pension expense in 2000, resulting from higher interest rates and favorable investment returns.

Expenses Other than Compensation and Fringe Benefits

U.S. expenses other than compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 29.7% in 2000 from 26.8% in 1999. This increase is due primarily to higher professional fees related to the outsourcing of certain information technology functions, higher costs related to the Company's self-insurance program, and increased bad debt expense.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


INTERNATIONAL OPERATIONS
Years Ended December 31, 2001 and 2000
Revenues

Revenues from the Company's international operations totaled $190.9 million in 2001, a 1.1% decrease from the $193.0 million reported in 2000. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 3.4% in 2001 compared to 2000. Several small strategic acquisitions in Holland, Brazil, Australia, and Canada increased revenue by 3.0% in 2001. Revenues are net of a 6.3% decline during 2001 due to the negative effect of a strong U.S. dollar.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 65.9% in 2001 from 63.9% in 2000. There were 2,900 full-time equivalent employees in 2001, compared to 2,701 in 2000.

         Salaries and wages of international personnel increased as a percent of revenues, from 55.6% in 2000 to 57.2% in 2001. The increase is primarily due to an increase in capacity in the Company's international operating units due to a decline in case volume. Payroll taxes and fringe benefits increased as a percent of revenues from 8.3% in 2000 to 8.7% in 2001.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits increased slightly as a percent of revenues from 27.3% in 2000 to 27.4% in 2001.

Years Ended December 31, 2000 and 1999
Revenues

Revenues from the Company's international operations totaled $193.0 million in 2000, an 8.1% increase from the $178.6 million reported in 1999. This increase is largely due to increased referrals from new claims handling agreements entered into during the 1999 fourth quarter. Several small strategic acquisitions in Holland and France contributed 2.1% of the revenue increase for 2000. Revenues are net of a 5.2% decline in 2000 due to the negative effect of a strong U.S. dollar.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 63.9% in 2000 from 63.2% in 1999. There were 2,701 full-time equivalent employees in 2000, compared to 2,495 in 1999.

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

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits decreased as a percent of revenues, from 31.3% in 1999 to 27.3% in 2000. The decline is due primarily to reduced bad debt expense due to the collection of old, outstanding amounts.

Special Charges and Year 2000 Expense

In December 2000, the Company announced the termination of its contract with a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge, net of related income tax benefits, totaled $10.3 million or $0.21 per share for the year ended December 31, 2000.

         During 1999, the Company completed its project to remediate its computer systems to address the Year 2000 issue. The Year 2000 issue, which was common to most organizations, concerned the inability of information systems to properly distinguish the year 2000 from the year 1900. During 1999, year 2000 expense, net of related income tax benefits, was $3.2 million or $0.06 per share. There were no such expenses during 2000 or 2001.

Financial Condition

At December 31, 2001, current assets exceeded current liabilities by approximately $105.3 million, a decrease of $1.2 million from the working capital balance at December 31, 2000. Cash and cash equivalents at the end of 2001 totaled $22.0 million, decreasing slightly from $22.1 million at the end of 2000. Cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, acquisitions of property and equipment, acquisitions of businesses, investments in computer software, and payments on short-term borrowings.

         During 2001, the Company did not repurchase any shares of its Common Stock. As of December 31, 2001, 705,863 shares remain to be repurchased under the 1999 share repurchase program authorized by the Company's Board of Directors.

         The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings outstanding as of December 31, 2001 totaled $36.4 million, decreasing from $44.4 million at the end of 2000. The Company's long-term debt totaled $36.4 million as of December 31, 2001, compared to $36.7 million at December 31, 2000. The Company believes that its current

20 Crawford & Company
financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain its current operations.

         The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

         During 2001, the Company recorded a minimum pension liability adjustment in Accumulated Other Comprehensive Income, a component of Shareholders' Investment, of $28.8 million, net of related income tax benefits. This non-cash charge resulted primarily from a decline in the fair value of the Company's pension investments as of its September 30, 2001 measurement date.

         Shareholders' investment at the end of 2001 was $188.3 million, compared with $217.8 million at the end of 2000. This decrease is primarily a result of the Company's minimum pension liability adjustment and dividends paid to shareholders.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgements based upon historical experience and on various other factors that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies require significant judgements and estimates in the preparation of its consolidated financial statements.

Revenue Recognition

The Company's revenues are primarily comprised of claims processing or program administration fees. Revenue is recognized as services are rendered. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenue is recognized based on the estimated rate at which the services are provided. If the deferred revenue estimates change, the amount of revenue recognized within a period could be affected.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts, relating to its billed and unbilled receivables, for estimated losses resulting primarily from the inability of its clients to make required payments. If the financial condition of the Company's clients were to deteriorate, resulting in an inability to make payments, additional allowances may be required.

Self-Insurance Reserves

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. The Company records a liability for claims incurred under these self-insured programs based on management's estimate of the aggregate exposure. The estimated liability is calculated based on historical experience and the expected life of the claims. If the actual aggregate liability for claims is greater than the estimated liability, additional self-insurance reserves may be required.

Market Risk

Derivatives

The Company has not entered into any transactions using derivative financial instruments or derivative commodity instruments.

Foreign Currency Exchange

The Company's international operations expose the Company to foreign currency exchange rate changes that could impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The Company's revenues from its international operations were 26.3%, 27.1%, and 25.4% of total revenues at December 31, 2001, 2000, and 1999, respectively. Except for borrowing in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries.

         The Company measures currency earnings risk related to its international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2001 were used to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10% change in foreign currency exchange rates would have decreased pretax income by approximately $0.8 million during 2001, had the U.S. dollar exchange rate increased relative to the currencies with which the Company had exposure.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Interest Rates

The Company is exposed to interest rate fluctuations on certain of its variable rate borrowings. Depending on general economic conditions, the Company uses variable rate debt for short-term borrowings and fixed rate debt for long-term borrowings. At December 31, 2001, the Company had $36.4 million in short-term loans outstanding with an average variable interest rate of 5.6%.

Credit Risk

The Company processes payments for claims settlements, primarily on behalf of its self-insured clients. The liability for the settlement cost of claims processed by the Company, which is generally pre-funded, remains with the client. Accordingly, the Company does not incur significant credit risk in the performance of these services.

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

Legal Proceedings

In the normal course of the claims administration services business, the Company is named as a defendant in suits by insureds or claimants contesting decisions by the Company or its clients with respect to the settlement of claims. Additionally, clients of the Company have brought actions for indemnification on the basis of alleged negligence on the part of the Company, its agents, or employees in rendering service to clients. The majority of these claims are of the type covered by insurance maintained by the Company; however, the Company is self-insured for the deductibles under its various insurance coverages. In the opinion of the Company's management, adequate reserves have been provided for such self-insured risks.

         In 2000, the Company received federal grand jury subpoenas requesting certain business and financial records of the Company dating back to 1992. Additional document requests and grand jury subpoenas were received in 2001 and 2002. The Company has been advised by the U.S. Department of Justice Fraud Section that the subpoenas were issued in connection with a nationwide investigation into the Company's billings for services in its U.S. Claims Management and Healthcare Management Services branch offices. One of the subpoenas relates to a matter that is also the subject of a billing dispute, currently being negotiated, between the Company and a client. The Company is cooperating fully with the government's inquiry and has retained outside counsel to conduct an internal investigation into its billing practices under the direction of the Company's Board of Directors. In addition, the Company has issued written corporate billing policies in order to clarify its billing practices and eliminate inconsistencies in their application, and is continuing to strengthen its internal audit and branch inspection procedures.

         The Company cannot predict when the government's investigation will be completed, its ultimate outcome or its effect on the Company's financial condition or results of operations. However, the investigation could cause disruption in the delivery of the Company's services, and ultimately result in the imposition of civil, administrative or criminal ones or sanctions, as well as potential reimbursements to clients and loss of existing or prospective clients or business opportunities. Any such result could have a material adverse effect on the Company's financial condition and results of operations. Legal fees associated with the investigation were approximately $2.5 million in 2001, net of related tax benefits, or $0.05 per share.

Non-renewal of Material Contract

The Company is currently providing medical bill review services for a large U.S. insurer on a month-to-month basis under a contract that was not renewed at December 1, 2001. Revenues and pretax earnings related to the contract totaled $14.5 million and $1.6 million, respectively, in 2001.

Pension Expense

The Company uses a September 30 measurement date to determine its pension expense under Statement of Financial Accounting Standards ("SFAS") 87, "Employers' Accounting for Pensions." Due to a significant decline in the fair market value of the Company's pension investments at September 30, 2001, as well as a decline in interest rates during the year, the Company's pension expense is expected to increase by approximately $10 million in 2002.

New Accounting Pronouncement

The Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Intangible Assets," in June 2001. This statement changes the accounting for goodwill and certain intangible assets from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recorded in past business combinations, will cease when the Company adopts SFAS
142. This statement becomes effective on January 1, 2002 for all acquisitions entered into prior to June 30, 2001. Based on the Company's initial analysis, impairment of goodwill in the adoption year is not expected. The adoption of SFAS 142 will increase net income by approximately $3.0 million per year.


22 Crawford & Company

Consolidated Statements of Income


For the Years Ended December 31,                                       2001                2000                1999
                                                                     --------            --------            --------
(in thousands, except per share data)
Revenues                                                             $725,539            $712,174            $701,926
Costs and Expenses:
  Costs of services provided, less reimbursed expenses of
    $33,074 in 2001, $33,294 in 2000, and $38,109 in 1999             546,333             525,773             514,094
  Selling, general, and administrative expenses                       123,178             120,832             113,355
  Special charges (Note 9)                                                 --              16,740                  --
  Year 2000 expense                                                        --                  --               5,181
  Corporate interest, net                                               4,779               4,476               2,762
  Amortization of goodwill                                              3,448               3,203               2,790
                                                                     --------            --------            --------
                                                                      677,738             671,024             638,182
                                                                     --------            --------            --------
Income Before Income Taxes                                             47,801              41,150              63,744
Provision for Income Taxes                                             18,356              15,802              24,480
                                                                     --------            --------            --------
Net Income                                                           $ 29,445            $ 25,348            $ 39,264
                                                                     ========            ========            ========
Net Income Per Share:
  Basic                                                              $   0.61            $   0.52            $   0.78
                                                                     ========            ========            ========
  Diluted                                                            $   0.61            $   0.52            $   0.78
                                                                     ========            ========            ========
Weighted-Average Shares Outstanding:
  Basic                                                                48,492              48,845              50,380
                                                                     ========            ========            ========
  Diluted                                                              48,559              48,933              50,498
                                                                     ========            ========            ========
Cash Dividends Per Share:
  Class A Common Stock                                               $   0.56            $   0.55            $   0.52
                                                                     ========            ========            ========
  Class B Common Stock                                               $   0.56            $   0.55            $   0.52
                                                                     ========            ========            ========

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets



As of December 31,                                                                  2001                  2000
                                                                                  ---------             ---------
(in thousands)
Assets
Current Assets:
  Cash and cash equivalents                                                       $  21,966             $  22,136
  Accounts receivable, less allowance for doubtful accounts of
    $16,755 in 2001 and $17,335 in 2000                                             139,380               137,378
  Unbilled revenues, at estimated billable amounts                                   85,687                87,067
  Prepaid expenses and other current assets                                          14,602                17,606
                                                                                  ---------             ---------
Total current assets                                                                261,635               264,187
                                                                                  =========             =========

Property and Equipment, at cost:
  Land                                                                                2,397                 2,415
  Buildings and improvements                                                         21,662                20,337
  Furniture and fixtures                                                             62,216                61,935
  Data processing equipment                                                          57,323                61,157
  Automobiles                                                                         3,564                 3,998
                                                                                  ---------             ---------
                                                                                    147,162               149,842
  Less accumulated depreciation                                                    (107,898)             (107,045)
                                                                                  ---------             ---------
Net property and equipment                                                           39,264                42,797
                                                                                  ---------             ---------

Other Assets:
  Goodwill arising from acquisitions, less accumulated amortization of
    $21,566 in 2001 and $18,291 in 2000                                              86,239                82,599
  Prepaid pension cost                                                                7,138                47,633
  Capitalized software costs, net                                                    15,866                12,036
  Deferred income tax asset                                                          11,817                     -
  Other                                                                               9,456                 9,099
                                                                                  ---------             ---------
Total other assets                                                                  130,516               151,367
                                                                                  ---------             ---------
                                                                                  $ 431,415             $ 458,351
                                                                                  =========             =========

The accompanying notes are an integral part of these balance sheets.


24 Crawford & Company

Consolidated Balance Sheets


As of December 31,                                                                         2001                  2000
                                                                                         ---------             ---------
(in thousands)
Liabilities and Shareholders' Investment
Current Liabilities:
  Short-term borrowings                                                                  $  36,440             $  44,420
  Accounts payable                                                                          31,275                25,628
  Accrued compensation and related costs                                                    25,771                25,366
  Self-insured risks                                                                        12,833                10,379
  Accrued income taxes                                                                      16,001                12,922
  Other accrued liabilities                                                                 13,118                15,355
  Deferred revenues                                                                         20,543                23,353
  Current installments of long-term debt                                                       326                   216
                                                                                         ---------             ---------
Total current liabilities                                                                  156,307               157,639
                                                                                         ---------             ---------

Noncurrent Liabilities:
  Long-term debt, less current installments                                                 36,378                36,662
  Deferred revenues                                                                         12,707                13,598
  Self-insured risks                                                                        11,249                11,346
  Deferred income tax liability                                                                  -                 3,941
  Minimum pension liability                                                                 10,328                     -
  Postretirement medical benefit obligation                                                  6,645                 7,785
  Other                                                                                      9,501                 9,613
                                                                                         ---------             ---------
Total noncurrent liabilities                                                                86,808                82,945
                                                                                         ---------             ---------

Shareholders' Investment:
  Class A Common Stock, $1.00 par value, 50,000 shares authorized; 23,843 and
    23,754 shares issued and outstanding in 2001 and 2000, respectively                     23,843                23,754
  Class B Common Stock, $1.00 par value, 50,000 shares authorized; 24,697
    shares issued and outstanding in 2001 and 2000                                          24,697                24,697
  Additional paid-in capital                                                                    27                     -
  Retained earnings                                                                        186,683               183,664
  Accumulated other comprehensive income                                                   (46,950)              (14,348)
                                                                                         ---------             ---------
Total shareholders' investment                                                             188,300               217,767
                                                                                         ---------             ---------
                                                                                         $ 431,415             $ 458,351
                                                                                         =========             =========

Consolidated Statements of Shareholders' Investment


                                                 Common Stock                                        Accumulated
                                            -----------------------     Additional                     Other          Total
                                              Class A       Class B      Paid-In       Retained     Comprehensive  Shareholders'
                                            Non-Voting      Voting       Capital       Earnings        Income       Investment
                                            ----------     --------     ----------     ---------    -------------  -------------
(in thousands)
Balance at December 31, 1998                 $ 25,735      $ 25,168      $ 24,560      $ 172,958      $ (8,749)     $ 239,672
Comprehensive income:
  Net income                                       --            --            --         39,264            --         39,264
  Translation adjustment                           --            --            --             --            26             26
                                             --------      --------      --------      ---------      --------      ---------
Total comprehensive income                                                                                             39,290
  Dividends paid                                   --            --            --        (26,247)           --        (26,247)
  Shares repurchased                             (861)         (354)      (12,589)            --            --        (13,804)
  Shares issued in connection with
    options and benefits                           98            12         1,385             --            --          1,495
  Shares issued for acquisition (Note 7)          920            --         8,953             --            --          9,873
                                             --------      --------      --------      ---------      --------      ---------
Balance at December 31, 1999                   25,892        24,826        22,309        185,975        (8,723)       250,279
Comprehensive income:
  Net income                                       --            --            --         25,348            --         25,348
  Translation adjustment                           --            --            --             --        (5,625)        (5,625)
                                             --------      --------      --------      ---------      --------      ---------
Total comprehensive income                                                                                             19,723
  Dividends paid                                   --            --            --        (26,939)           --        (26,939)
  Shares repurchased                           (2,256)         (143)      (23,479)          (720)           --        (26,598)
  Shares issued in connection with
    options and benefits                          118            14         1,170             --            --          1,302
                                             --------      --------      --------      ---------      --------      ---------
Balance at December 31, 2000                   23,754        24,697            --        183,664       (14,348)       217,767
Comprehensive income:
  Net income                                       --            --            --         29,445            --         29,445
  Translation adjustment                           --            --            --             --        (3,825)        (3,825)
  Minimum pension liability adjustment
    (net of $17.9 million
    income tax benefit)                            --            --            --             --       (28,777)       (28,777)
                                             --------      --------      --------      ---------      --------      ---------
Total comprehensive income                                                                                             (3,157)
  Dividends paid                                   --            --            --        (27,146)           --        (27,146)
  Shares issued in connection with
    options and benefits                           89            --            27            720            --            836
                                             --------      --------      --------      ---------      --------      ---------
Balance at December 31, 2001                 $ 23,843      $ 24,697      $     27      $ 186,683      $(46,950)     $ 188,300
                                             ========      ========      ========      =========      ========      =========

The accompanying notes are an integral part of these statements.


26 Crawford & Company

Consolidated Statements of Cash Flows


For the Years Ended December 31,                                         2001               2000              1999
                                                                       --------           --------           --------
(in thousands)
Cash Flows from Operating Activities:
  Net income                                                           $ 29,445           $ 25,348           $ 39,264
  Reconciliation of net income to net cash provided by
    operating activities:
    Depreciation and amortization                                        20,626             19,570             17,028
    Write-down of capitalized internal use software                          --             16,740                 --
    Deferred income taxes                                                  (287)               (18)               779
    Loss on sales of property and equipment                                 125                550                479
    Changes in operating assets and liabilities, net of
      effects of acquisitions:
       Accounts receivable, net                                          (1,589)              (379)            (6,209)
       Unbilled revenues                                                  1,774               (586)            (1,870)
       Prepaid or accrued income taxes                                    6,198             (1,174)             4,073
       Accounts payable and accrued liabilities                           4,035             (1,851)            13,226
       Accrued restructuring charges                                       (859)            (2,381)            (8,374)
       Deferred revenues                                                 (2,741)               682              4,475
       Prepaid expenses and other assets                                  6,345             (1,407)             5,777
                                                                       --------           --------           --------
Net cash provided by operating activities                                63,072             55,094             68,648
                                                                       --------           --------           --------

Cash Flows from Investing Activities:
  Acquisitions of property and equipment                                (11,990)            (9,332)           (20,377)
  Acquisitions of businesses, net of cash acquired                       (9,207)            (7,243)            (9,555)
  Capitalization of software costs                                       (7,332)           (12,405)            (8,194)
  Proceeds from sales of property and equipment                             254                683              1,348
                                                                       --------           --------           --------
Net cash used in investing activities                                   (28,275)           (28,297)           (36,778)
                                                                       --------           --------           --------

Cash Flows from Financing Activities:
  Dividends paid                                                        (27,146)           (26,939)           (26,247)
  Repurchase of common stock                                                 --            (26,598)           (13,804)
  Proceeds from exercise of stock options                                   836              1,302              1,495
  (Decrease) increase in short-term borrowings                           (7,697)            10,217              2,676
  Proceeds from long-term borrowings                                         --             21,000             15,000
  Payments on long-term debt                                               (119)              (403)              (910)
                                                                       --------           --------           --------
Net cash used in financing activities                                   (34,126)           (21,421)           (21,790)
                                                                       --------           --------           --------
Effects of exchange rate changes on cash and cash equivalents              (841)              (956)              (787)
                                                                       --------           --------           --------
(Decrease) Increase in Cash and Cash Equivalents                           (170)             4,420              9,293
Cash and Cash Equivalents at Beginning of Year                           22,136             17,716              8,423
                                                                       --------           --------           --------
Cash and Cash Equivalents at End of Year                               $ 21,966           $ 22,136           $ 17,716
                                                                       ========           ========           ========

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements


Note 1   MAJOR ACCOUNTING AND REPORTING POLICIES

Nature of Operations and Industry Concentration

The Company is the world's largest independent provider of claims and risk management, loss adjustment, healthcare management, class action administration, and risk information services to insurance companies, self-insured corporations, and governmental entities. Substantial portions of the Company's revenues and accounts receivable are derived from United States ("U.S.") claims services provided to the property and casualty insurance industry.

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

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Property and Equipment

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for the principal property and equipment classifications are as follows:

Classification                                Estimated Useful Lives
--------------                                ----------------------

Furniture and fixtures                               3-10 years
Data processing equipment                             3-5 years
Automobiles                                           3-4 years
Buildings and improvements                           7-40 years

         Depreciation expense on property and equipment was $15,106,000, $14,883,000, and $13,078,000 for 2001, 2000, and 1999, respectively.

Capitalized Software

Capitalized software reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to ten years. Amortization expense for capitalized software was $2,072,000, $1,484,000, and $1,160,000 for 2001, 2000,
and 1999, respectively.


28 Crawford & Company

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired. Goodwill acquired prior to June 30, 2001 was amortized over 15 to 40 years using the straight-line method. Goodwill acquired after June 30, 2001 was not amortized in accordance with Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets." See New Accounting Pronouncements for further discussion.

Self-Insured Risks

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability.

         Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred and is discounted at the prevailing risk-free rate based on the average expected life of the claim for workers' compensation and long-term disability claims. At December 31, 2001 and 2000, accrued self-insured risks totaled $24,082,000 and $21,725,000, respectively, including current liabilities of $12,833,000 and $10,379,000, respectively.

Revenue Recognition

Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. The Company's revenues are primarily comprised of claims processing or program administration fees. Out-of-pocket costs that are incurred in administering a claim are passed on by the Company to its clients and are excluded from revenues and recorded as a reduction to cost of services provided. Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts based upon various factors, including the credit risk of specific customers, historical trends, and other information.

Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to unbilled and deferred revenues, self-insurance, accrued compensation, and prepaid pension cost.

Net Income Per Share

Basic net income per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Diluted net income per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

         Below is the calculation of basic and diluted net income per share:

(in thousands, except per share data)                          2001             2000             1999
                                                              -------          -------          -------
Net income available to common shareholders                   $29,445          $25,348          $39,264
                                                              =======          =======          =======

Weighted-average common shares outstanding - basic             48,492           48,845           50,380
Dilutive effect of stock options                                   67               88              118
                                                              -------          -------          -------
Weighted-average common shares outstanding - diluted           48,559           48,933           50,498
                                                              =======          =======          =======

Basic net income per share                                    $  0.61          $  0.52          $  0.78
                                                              =======          =======          =======
Diluted net income per share                                  $  0.61          $  0.52          $  0.78
                                                              =======          =======          =======

         Additional options to purchase 4,978,800 shares of Class A Common Stock at $9.83 to $19.50 per share were outstanding at December 31, 2001, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares; to include them would have been antidilutive.

Foreign Currency Translation

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting cumulative translation adjustment is reported as a component of Accumulated Other Comprehensive Income in the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

Comprehensive Income

Comprehensive income for the Company consists of the total of net income, foreign currency translation adjustments, and minimum pension liability adjustments. The Company reports comprehensive income in the Consolidated Statements of Shareholders' Investment.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," in 2001. These Statements change the accounting for business combinations and goodwill. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method after that date is prohibited. SFAS 142 changes the accounting for goodwill and certain intangible assets from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recorded in past business combinations, will cease when the Company adopts SFAS 142. This statement becomes effective on January 1, 2002 for all acquisitions entered into prior to June 30, 2001. For all acquisitions made after June 30, 2001, the statement was effective upon acquisition. Based on the Company's initial analysis, impairment of goodwill in the adoption year is not expected. The adoption of SFAS 142 will increase net income by approximately $3.0 million per year.

         In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment of Long-Lived Assets." SFAS 144 supercedes SFAS 121,"Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion 30, "Reporting Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," and amends APB Opinion 51, "Consolidated Financial Statements." The statement retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. This Statement also addresses the accounting and reporting issues related to discontinued operations. The Statement is effective for the Company on January 1, 2002. The Company does not expect this statement to have a material impact on its consolidated results of operations, financial position, or cash flows, because the impairment assessment under SFAS 144 is largely unchanged from SFAS 121.

         In November 2001, the Emerging Issues Task Force released staff announcement D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." The announcement requires that reimbursed out-of-pocket expenses be characterized as revenues in the income statement. This announcement is effective for the Company on January 1, 2002.Reimbursed expenses totaled $33,074,000, $33,294,000, and $38,109,000 in
2001, 2000, and 1999, respectively.

         The FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," in 1998 and SFAS 138 as an amendment to SFAS 133 in 2000. SFAS 133 and 138 establish accounting and reporting standards for derivative instruments. SFAS 133 and 138, which were effective for the Company beginning January 1, 2001, require that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Except for borrowing in foreign currencies, the Company does not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of its foreign subsidiaries. As a result, the adoption of the new standard did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

         In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements." SAB 101, which was adopted by the Company in the fourth quarter of 2000 retroactively to January 1, 2000, provides guidance on applying accounting principles generally accepted in the U.S. to revenue recognition issues in financial statements. The adoption of this SAB did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

Note 2   RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $4,574,000, $5,198,000, and $5,129,000 in 2001, 2000, and
1999, respectively.

         Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. The postretirement medical benefit obligation was $6.6 million for 2001 and $7.8 million for 2000.

         Benefits payable under the Company's defined benefit retirement plans are generally based on career compensation. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. Plan assets are invested primarily in equity and fixed income securities.


30 Crawford & Company

         The following schedule reconciles the funded status of the defined benefit plans with amounts reported in the Company's balance sheets at December 31, 2001 and 2000.

(in thousands)                                                                 2001                  2000
                                                                             ---------             ---------
Change in Benefit Obligation:
Benefit obligation at beginning of year                                      $ 373,016             $ 371,564
Service cost                                                                    12,101                11,385
Interest cost                                                                   28,775                27,551
Actuarial loss (gain)                                                           19,183                (9,412)
Benefits paid                                                                  (15,438)              (17,138)
Foreign currency effects                                                          (798)              (10,934)
                                                                             ---------             ---------
Benefit obligation at end of year                                              416,839               373,016
                                                                             ---------             ---------
Change in Plan Assets:
Fair value of plan assets at beginning of year                                 452,482               425,187
Actual return on plan assets                                                   (45,138)               55,140
Employer contributions                                                           2,165                 3,122
Benefits paid                                                                  (15,310)              (17,038)
Foreign currency effects                                                          (429)              (13,929)
                                                                             ---------             ---------
Fair value of plan assets at end of year                                       393,770               452,482
                                                                             ---------             ---------
Funded status of plan                                                          (23,069)               79,466
Unrecognized actuarial loss (gain)                                              63,925               (32,140)
Unrecognized prior service cost                                                    599                   194
Unrecognized net transition asset                                                 (504)               (2,608)
                                                                             ---------             ---------
Net amount recognized                                                           40,951                44,912
                                                                             ---------             ---------
Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost                                                             7,138                47,633
Less minimum pension liability                                                  10,328                    --
Less pension obligation included in other accrued liabilities                    2,575                 2,721
Add accumulated other comprehensive income                                      46,716                    --
                                                                             ---------             ---------
Net amount recognized                                                        $  40,951             $  44,912
                                                                             =========             =========

         Assumptions used in accounting for the plans were:

                                             2001            2000
                                             ----             ----
Discount rate                                7.25%            7.50%
Expected return on plan assets               9.25%            9.25%
Rate of compensation increase                4.00%            4.50%
                                             ====             ====

         Net periodic benefit cost related to the defined benefit plans in 2001, 2000, and 1999 included the following components:

(in thousands)                                    2001                 2000                 1999
                                                --------             --------             --------
Service cost                                    $ 12,101             $ 11,385             $ 13,474
Interest cost                                     28,775               27,551               25,281
Expected return on assets                        (33,016)             (32,020)             (29,982)
Amortization                                        (401)                (425)                (391)
Recognized net actuarial (gain) loss              (1,085)                (116)               2,196
                                                --------             --------             --------
Net periodic benefit cost                       $  6,374             $  6,375             $ 10,578
                                                ========             ========             ========

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $336 million, $309 million, and $299 million, respectively, as of December 31, 2001, and $299 million, $272 million, and $334 million, respectively, as of December 31, 2000.

Notes to Consolidated Financial Statements


Note 3   INCOME TAXES

Income before provisions for income taxes consists of the following:

(in thousands)       2001              2000               1999
                   -------            -------            -------
U.S.               $38,622            $27,753            $57,780
Foreign              9,179             13,397              5,964
                   -------            -------            -------
                   $47,801            $41,150            $63,744
                   =======            =======            =======

         The provisions (credits) for income taxes consist of the following:

(in thousands)                        2001                2000                 1999
                                    --------             --------             -------
Current:
  U.S. federal and state            $ 15,308             $ 14,607             $23,663
  Foreign                              3,335                1,213                  38
Deferred                                (287)                 (18)                779
                                    --------             --------             -------
                                    $ 18,356             $ 15,802             $24,480
                                    ========             ========             =======

         Cash payments for income taxes were $12,153,000 in 2001, $16,345,000 in 2000, and $20,763,000 in 1999.

         The provisions for income taxes are reconciled to the federal statutory rate of 35% as follows:

(in thousands)                                          2001                 2000                 1999
                                                      --------             --------             --------
Federal income taxes at statutory rate                $ 16,730             $ 14,403             $ 22,310
State income taxes, net of federal benefit               1,709                1,471                2,279
Other                                                      (83)                 (72)                (109)
                                                      --------             --------             --------
                                                      $ 18,356             $ 15,802             $ 24,480
                                                      ========             ========             ========

         The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2001, such undistributed earnings totaled $48,710,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable, since such liability, if any, is dependent on circumstances existing when remittance occurs.

         Deferred income taxes consist of the following at December 31, 2001 and 2000:

(in thousands)                                                                    2001                 2000
                                                                                 --------             --------
Accrued compensation                                                             $  4,171             $  7,038
Minimum pension liability                                                           3,966                   --
Self-insured risks                                                                  9,140                7,770
Deferred revenues                                                                  11,072               11,787
Postretirement benefits                                                             2,552                2,990
Other                                                                               2,577                2,077
                                                                                 --------             --------
Gross deferred tax assets                                                          33,478               31,662
                                                                                 --------             --------
Unbilled revenues                                                                  14,879               15,873
Depreciation and amortization                                                       4,513                3,472
Prepaid pension cost                                                                2,141               18,291
Other                                                                                 858                1,165
                                                                                 --------             --------
Gross deferred tax liabilities                                                     22,391               38,801
                                                                                 --------             --------
Net deferred tax assets (liabilities)                                              11,087               (7,139)
Less noncurrent net deferred tax assets (liabilities)                              11,817               (3,941)
                                                                                 --------             --------
Current net deferred tax liabilities included in accrued income taxes            $   (730)            $ (3,198)
                                                                                 ========             ========


32 Crawford & Company

Note 4   LEASE COMMITMENTS

The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases consists of the following:

(in thousands)                  2001               2000               1999
                              -------            -------            -------
Office space                  $28,938            $28,152            $28,412
Automobile                      9,962             11,358             11,218
Computer equipment                 --                417                527
                              -------            -------            -------
                              $38,900            $39,927            $40,157
                              =======            =======            =======

         At December 31, 2001, future minimum payments under noncancelable operating leases with terms of more than 12 months were as follows: 2002 - $27,125,000; 2003 - $22,874,000; 2004 - $18,789,000; 2005 - $13,212,000; 2006 -
$8,993,000; and thereafter - $28,300,000.

Note 5   LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt consists of the following at December 31, 2001 and 2000:

(in thousands)                                                                                2001                 2000
                                                                                            --------             --------
Term loan payable to bank due September 2004, interest payable quarterly at 6.8%            $ 15,000             $ 15,000
Term loan payable to bank due March 2005, interest payable quarterly at 7.7%                  21,000               21,000
Mortgage payable, secured by building, due August 2003, interest rate of 7.3%                    477                  597
Capital lease obligations                                                                        227                  281
                                                                                            --------             --------
Total debt                                                                                    36,704               36,878
 Less: current installments                                                                     (326)                (216)
                                                                                            --------             --------
Total long-term debt                                                                        $ 36,378             $ 36,662
                                                                                            ========             ========

         The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months.

         The term loans payable contain various provisions that, among other things, require the Company to maintain defined fixed charge coverage and leverage ratios and limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations.

         The Company maintains credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. The balance of unused lines of credit totaled $25,646,000 at December 31, 2001. Short-term borrowings totaled $36,440,000 and $44,420,000 at December 31, 2001 and 2000, respectively. The weighted average interest rate on short-term borrowings was 5.6% during 2001 and 5.8% during 2000. Cash paid for interest was $6,080,000, $5,996,000, and $3,961,000 for 2001, 2000, and 1999,
respectively.

Notes to Consolidated Financial Statements


Note 6   SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: one that provides claims services through branch offices located in the United States ("U.S. Operations") and the other, which provides similar services through branch or representative offices located in 66 other countries ("International Operations"). Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, defined as earnings before special charges, year 2000 expense, amortization of goodwill, net corporate interest, and income taxes.

         Financial information as of December 31, 2001, 2000, and 1999 covering the Company's reportable segments is presented below:

                                           U.S.           International        Consolidated
(in thousands)                          Operations          Operations            Totals
                                        ----------        -------------        ------------
2001
Revenues                                 $534,671            $190,868            $725,539
Operating earnings                         43,255              12,773              56,028
Depreciation and amortization              13,833               6,793              20,626
Capital expenditures                       12,040               7,282              19,322
Assets                                    232,468             198,947             431,415
                                         ========            ========            ========

2000
Revenues                                 $519,150            $193,024            $712,174
Operating earnings                         48,545              17,024              65,569
Depreciation and amortization              13,548               6,022              19,570
Capital expenditures                       15,267               6,470              21,737
Assets                                    268,109             190,242             458,351
                                         ========            ========            ========

1999
Revenues                                 $523,342            $178,584            $701,926
Operating earnings                         64,568               9,909              74,477
Depreciation and amortization              11,320               5,708              17,028
                                         ========            ========            ========

         The Company's most significant International Operations are in the United Kingdom ("U.K."). Revenues in the U.K. were $65,388,000, $74,283,000, and $73,925,000 in 2001, 2000, and 1999, respectively. Long-lived assets related to these operations were $51,059,000 and $45,028,000 as of December 31, 2001 and 2000, respectively.

Note 7   ACQUISITIONS

The Company's annual acquisitions for the years presented were not material individually or in the aggregate to the Company's financial statements. The Company uses the purchase method of accounting for all acquisitions. The Company considers the purchase price allocations of all acquisitions to be preliminary for the 12 months following the acquisition date, and are subject to change during that period. Results of operations of acquired companies are included in the Company's consolidated results as of the acquisition date.

         During 2001, the Company recorded the following acquisitions: Leonard, Hirst & Miller Adjusters (1997), Ltd. ("LH&M"), a Canadian multi-line adjusting firm; Central Victorian Loss Adjusters, an Australian claims administrator; SVS Experts B.V., a Dutch independent adjuster; and Resin, an independent adjuster in Brazil, for an aggregate initial purchase price of $6.5 million in cash, excluding cash acquired. The purchase price of LH&M may be further increased based on future earnings through April 30, 2004.

         During 2000, the Company recorded the following acquisitions:
Greentree Investigations, Inc. ("Greentree"), a provider of surveillance services; HDS Taxatie en Contra-Expertise BV, a Holland-based claims administrator; and Sudexa, a France-based claims administrator for an aggregate initial purchase price of $4.5 million in cash, excluding cash acquired. Additional payments of $0.2 million and $0.1 million in 2001 and 2000, respectively, were paid to the former owner of Greentree, pursuant to the purchase agreement. The purchase price of Greentree may be further increased based on future earnings through April 3, 2005.


34 Crawford & Company

         During 1999, the Company acquired the Garden City Group ("GCG"), a legal administration services provider, and PRISM Network, Inc., an Internet-based property contractor network provider, for an aggregate initial purchase price of $6.3 million in cash, excluding cash acquired, and 920,000 shares of the Company's Class A common stock valued at approximately $9.9 million. Additional payments of $2.5 million, $2.6 million, and $3.3 million in 2001, 2000, and 1999, respectively, were paid to the former owners of GCG pursuant to the purchase agreement. The purchase price of GCG will be finalized in the first quarter of 2002.

         In conjunction with these acquisitions, the goodwill recognized, fair values of assets acquired, liabilities assumed, equity issued, and cash paid were as follows:

(in millions)                               2001             2000              1999
                                           ------           ------           -------
Goodwill recognized:
  U.S. operations                          $  2.7           $  4.2           $  18.3
  International operations                    5.4              2.3              --
                                           ------           ------           -------
  Total goodwill recognized                   8.1              6.5              18.3
Fair values of assets acquired                3.2              2.6               7.0
Other liabilities assumed                    (2.1)            (1.9)             (5.8)
Equity issued                                  --               --              (9.9)
                                           ------           ------           -------
Cash paid, net of cash acquired            $  9.2           $  7.2           $   9.6
                                           ======           ======           =======

Note 8   RESTRUCTURING CHARGES

During the third quarter of 1998, the Company restructured its U.K. and Canadian operations and realigned senior management following the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits, the restructuring charge totaled $9,692,000.

         The following is a rollforward of the Company's accrued restructuring costs:

(in thousands)                                             Leases       Employee Separations       Total
                                                          -------       --------------------      --------
Balance at January 1, 1999                                $ 8,800             $ 4,713             $ 13,513
Utilized                                                   (4,379)             (3,995)              (8,374)
                                                          -------             -------             --------
Balance at December 31, 1999                                4,421                 718                5,139
Utilized                                                   (1,979)               (402)              (2,381)
                                                          -------             -------             --------
Balance at December 31, 2000                                2,442                 316                2,758
Utilized                                                     (624)               (235)                (859)
                                                          -------             -------             --------
Balance at December 31, 2001                                1,818                  81                1,899
Less noncurrent portion                                    (1,548)                 --               (1,548)
                                                          -------             -------             --------
Current portion of accrued restructuring costs            $   270             $    81             $    351
                                                          =======             =======             ========

         The noncurrent portion of accrued restructuring costs consists of long-term lease obligations related to various U.K. offices, which the Company has vacated and is currently attempting to sublease. Management believes the remaining reserves are adequate to complete its plan.

Note 9   WRITE-DOWN OF INTERNAL USE SOFTWARE

In December 2000, the Company announced the termination of its contract with a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge totaled $10.3 million after tax, or $0.21 per share for the year ended December 31, 2000. The Company continues to pursue recovery of amounts due from the software development company related to its failure to perform under the contract. Any recoveries of amounts due the Company will be recorded as received in cash.

Note 10  CONTINGENCIES

The Company has received federal grand jury subpoenas requesting certain business and financial records of the Company dating back to 1992. The Company has been advised that the subpoenas were issued in connection with an investigation into the Company's billings for services in its U.S. Claims Management and Healthcare Management Services branch offices. The Company is cooperating fully with the investigation. It is not possible to determine what effects, if any, this investigation might ultimately have on the Company's financial position or results of operations. During 2001, expenses associated with the investigation totaled $2.5 million, net of related tax benefits, or $0.05 per share.

Notes to Consolidated Financial Statements


Note 11  COMMON STOCK

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

Share Repurchases

In April 1999, the Company's Board of Directors authorized a share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2001, the Company has reacquired 2,150,876 shares of its Class A Common Stock, including 1.9 million shares acquired from Swiss Reinsurance Company in 2000, and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively.

Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to U.S. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 2001, 2000, and 1999, the Company issued 80,984, 83,309, and 56,068 shares, respectively, to employees under this plan.

         Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of Class A Common Stock to eligible employees in the U.K. The scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 2001, no shares have been issued under this scheme.

Stock Option Plans

The Company has various stock option plans for employees and directors, which provide for nonqualified and incentive stock option grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock. At December 31, 2001, there were 1,970,800 shares available for future option grants under the plans.

         The fair value of options is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

                                     2001             2000             1999
                                    -------          -------          -------
Expected dividend yield                3.4%             3.5%             3.8%
Expected volatility                     20%              20%              20%
Risk-free interest rates               4.6%             5.5%             6.8%
Expected life of options            7 years          7 years          7 years

         All of the outstanding and exercisable options as of December 31, 2001 are for Class A Common Stock. A summary of the status of the Company's stock option plans is as follows:

                                                    2001                          2000                        1999
                                          --------------------------    --------------------------    ------------------------
                                                    Weighted-Average              Weighted-Average            Weighted-Average
(in thousands of shares)                  Shares     Exercise Price    Shares      Exercise Price    Shares     Exercise Price
                                          -----     ----------------    -----     ----------------    -----   ----------------
Outstanding, beginning of year            4,445         $  13           3,998         $  13           4,001         $  15
  Options granted                         1,116            10             688            11           1,281            11
  Options acquired                           --            --              --            --             141             2
  Options exercised                          (8)            3             (65)            7             (58)            6
  Options forfeited and expired            (271)           12            (176)           15          (1,367)           16
                                           ----                          ----                        ------

Outstanding, end of year                  5,282            13           4,445            13           3,998            13
                                          =====                         =====                         =====
Exercisable, end of year                  1,390            12           1,191            12             981            12
                                          =====                         =====                         =====

Weighted-average fair value of
  options granted during the year:
     Incentive stock options                            $1.90                         $2.33                         $2.79
     Nonqualified stock options                          1.90                          2.29                          2.88


36 Crawford & Company

         The following table summarizes information about stock options outstanding at December 31, 2001:


(in thousands of shares)              Options Outstanding                               Options Exercisable
---------------------------------------------------------------------------      --------------------------------
                        Number         Weighted-Average                           Number
  Range of            Outstanding         Remaining        Weighted-Average      Exercisable     Weighted-Average
Exercise Prices       at 12/31/01      Contractual Life     Exercise Price       at 12/31/01      Exercise Price
---------------       -----------      ----------------    ----------------      -----------     ----------------
 $  2 to 8                  71               4.3               $  2                     71            $  2
   9 to 12               2,159               7.1                 10                    566              11
  13 to 17               2,702               5.0                 14                    643              14
  18 to 20                 350               4.4                 19                    110              19
                         -----                                                       -----
 $ 2 to 20               5,282               5.8                 13                  1,390              12
                         =====                                                       =====

         As part of the PRISM acquisition, the Company acquired and converted outstanding PRISM stock options to 141,415 options of Crawford Class A Common Stock at an option price of $2.41 per share. At December 31, 2001, 71,070 of these options were outstanding and exercisable.

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

(in thousands, except per share data)                           2001                2000                 1999
                                                             ----------          ----------          ----------
Net income                              As reported          $   29,445          $   25,348          $   39,264
                                        Pro forma                26,950              22,159              36,395

Net income per share - basic            As reported                0.61                0.52                0.78
                                        Pro forma                  0.56                0.45                0.72

Net income per share - diluted          As reported                0.61                0.52                0.78
                                        Pro forma                  0.56                0.45                0.72

Report of Management


The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgements and estimates where appropriate.

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

/s/ Grover L. Davis                   /s/ John F. Giblin                       /s/ W. Bruce Swain
-----------------------               ----------------------------             ----------------------------------
Grover L. Davis                       John F. Giblin                           W. Bruce Swain
Chief Executive Officer               Executive Vice President                 Senior Vice President, Controller,
                                      and Chief Financial Officer              and Chief Accounting Officer

Atlanta, Georgia
January 25, 2002


Report of Independent Public Accountants


To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheets of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
--------------------------
Arthur Andersen LLP
Atlanta, Georgia
January 25, 2002


38 Crawford & Company

Selected Financial Data


For the Years Ended December 31,                  2001             2000             1999             1998              1997
                                                ---------        ---------        ---------        ---------        ---------
(in thousands, except per share data)
Revenues                                        $ 725,539        $ 712,174        $ 701,926        $ 667,271        $ 692,322

Operating Earnings(1)                              56,028           65,569           74,477           66,142           86,509

Net Income                                         29,445           25,348           39,264           27,465           46,989

Net Income Per Share:
  Basic                                              0.61             0.52             0.78             0.55             0.95
  Diluted                                            0.61             0.52             0.78             0.54             0.93

Operating Margin                                      7.7%             9.2%            10.6%             9.9%            12.5%

Current Assets                                    261,635          264,187          267,836          251,146          278,814

Total Assets                                      431,415          458,351          474,028          432,890          428,866

Current Liabilities                               156,307          157,639          157,990          140,574          124,569

Long-Term Debt, Less Current Installments          36,378           36,662           16,053            1,854              731

Total Debt                                         73,144           81,298           55,430           39,613           21,137

Shareholders' Investment                          188,300          217,767          250,279          239,672          215,005

Total Capital                                     261,444          299,065          305,709          279,285          236,142

Current Ratio                                       1.7:1            1.7:1            1.7:1            1.8:1            2.2:1

Total Debt-to-Total Capital                          28.0%            27.2%            18.1%            14.2%             9.0%

Return on Average Shareholders' Investment           14.5%            10.8%            16.0%            12.1%            21.5%

Cash Flows from Operating Activities               63,072           55,094           68,648           20,936           66,876

Cash Flows from Investing Activities              (28,275)         (28,297)         (36,778)         (40,409)         (12,019)

Cash Flows from Financing Activities              (34,126)         (21,421)         (21,790)         (26,733)         (53,625)

Shareholders' Equity Per Share                       3.88             4.49             4.93             4.71             4.35

Cash Dividends Per Share:
  Class A Common Stock                               0.56             0.55             0.52             0.50             0.44
  Class B Common Stock                               0.56             0.55             0.52             0.50             0.44

Weighted-Average Shares Outstanding:
  Basic                                            48,492           48,845           50,380           50,341           49,566
  Diluted                                          48,559           48,933           50,498           50,938           50,687
                                                ---------        ---------        ---------        ---------        ---------

(1) Earnings before special charges, year 2000 expense, amortization of goodwill, net corporate interest, minority interest, and income taxes.

Quarterly Financial Data [unaudited],
Dividend Information and Common Stock Quotations


2001                                       First           Second          Third           Fourth       Fiscal Year
                                          --------        --------        --------        --------      -----------
(in thousands,
except per share data)
Revenues                                  $179,455        $186,527        $181,412        $178,145        $725,539

Pretax income                               13,291          14,274          10,806           9,430          47,801

Net income                                   8,187           8,793           6,657           5,808          29,445

Net income per share - basic                  0.17            0.18            0.14            0.12            0.61
Net income per share - diluted                0.17            0.18            0.14            0.12            0.61

Cash dividends per share:
  Class A Common Stock                        0.14            0.14            0.14            0.14            0.56
  Class B Common Stock                        0.14            0.14            0.14            0.14            0.56

Common stock quotations(A):
  Class A - High                             10.38           12.50           12.10            9.65           12.50
  Class A - Low                               9.65            9.00            8.89            8.45            8.45
  Class B - High                             13.45           18.00           15.25           12.90           18.00
  Class B - Low                              11.23           10.50           11.42           11.50           10.50

2000                                           First          Second           Third          Fourth         Fiscal Year
                                             --------        --------        --------        --------        -----------
(in thousands,
except per share data)
Revenues                                     $177,432        $184,436        $180,117        $170,189         $712,174

Pretax income (loss)                           17,095          17,035          15,678          (8,658)          41,150

Net income (loss)                              10,531          10,493           9,658          (5,334)          25,348

Net income (loss) per share - basic              0.21            0.22            0.20           (0.11)            0.52
Net income (loss) per share - diluted            0.21            0.22            0.20           (0.11)            0.52

Cash dividends per share:
  Class A Common Stock                         0.1375          0.1375          0.1375          0.1375             0.55
  Class B Common Stock                         0.1375          0.1375          0.1375          0.1375             0.55

Common stock quotations(A):
  Class A - High                                11.88           11.19           11.25           10.63            11.88
  Class A - Low                                 11.00           10.25           10.38            9.44             9.44
  Class B - High                                14.13           14.00           12.94           13.00            14.13
  Class B - Low                                 11.00           11.00           11.00           11.38            11.00

(A) The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.

The approximate number of record holders of the Company's stock as of December 31, 2001: Class A - 1,897 and Class B - 830.


40 Crawford & Company