Form 10-K, Exhibit 13
period 2002-12-31
CRAWFORD & CO
filed 2003-03-26
CIK 25475

                                                                               .
                                                                               .
                                                                               .
                                                                    EXHIBIT 13.1

                                      2002


Crawford & Company


                               FINANCIAL REVIEW


                  Management's Discussion and Analysis                  18
                  Consolidated Statements of Income                     29
                  Consolidated Balance Sheets                           30
                  Consolidated Statements of Shareholders'
                     Investment                                         32
                  Consolidated Statements of Cash Flows                 33
                  Notes to Consolidated Financial Statements            34
                  Report of Management                                  48
                  Report of Ernst & Young LLP, Independent
                     Auditors                                           49
                  Report of Independent Public Accountants              50
                  Selected Financial Data                               51
                  Quarterly Financial Data (unaudited)                  52
                  Shareholder Information                              IBC
                  Directors and Officers                               IBC

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations


Consolidated net income was $24,512,000 for 2002 as compared to $29,445,000 in 2001 and $25,348,000 in 2000. Consolidated net income for 2002 includes a payment received from a former vendor in full settlement of a business dispute of $3.8 million, net of related income tax expense. There were no such payments received in 2001 or 2000. In addition, our adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" eliminated the requirement to amortize goodwill which increased our 2002 net income by approximately $3.0 million as compared to 2001 and 2000. Consolidated 2000 net income includes a charge related to the write down of the carrying value of costs associated with internal use software formerly under development. This non-cash charge, net of related income tax benefits, totaled $10.3 million.

         Operating earnings is one of the key performance measures used by our management and chief decision maker to evaluate the performance of our business and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate our performance using the same criteria our management uses. Following is a reconciliation of consolidated net income to operating earnings for 2002, 2001, 2000, 1999, and 1998:

                                              2002             2001           2000          1999            1998
                                            --------         -------        -------        -------        --------

(in thousands)
Net income                                  $ 24,512         $29,445        $25,348        $39,264        $ 27,465
Add/(deduct):
  Special credits and charges                 (6,000)             --         16,740             --              --
  Restructuring charges                           --              --             --             --          14,873
  Minority interest in loss of joint
     venture                                      --              --             --             --          (1,177)
  Year 2000 expense                               --              --             --          5,181           7,201
  Amortization of goodwill                        --           3,448          3,203          2,790           1,911
  Net corporate interest                       4,706           4,779          4,476          2,762            (526)
  Income taxes                                14,029          18,356         15,802         24,480          16,395
                                            --------         -------        -------        -------        --------
Operating Earnings                          $ 37,247         $56,028        $65,569        $74,477        $ 66,142
                                            ========         =======        =======        =======        ========

         The following is a discussion and analysis of the consolidated financial condition and results of operations of our two reportable segments:
United States ("U.S.") operations and international operations. Our reportable segments represent components of our business for which separate financial information is available that is evaluated regularly by our chief decision maker in deciding how to allocate resources and in assessing performance. The individual services that are listed on the inside cover of this annual report do not represent separate reportable segments. Rather, they describe the various claims administration services that are performed within our approximately 700 field branches around the world. Revenue amounts exclude reimbursements for out-of-pocket expenses. Expense amounts exclude special credits and charges, amortization of goodwill, net corporate interest, and income taxes.

         Our discussion and analysis of operating expenses is comprised of two components. Compensation and fringe benefits include all compensation, payroll taxes, and benefits provided to our employees, which as a service company, represents our most significant and variable expense. Expenses other than reimbursements, compensation, and fringe benefits include office rent and occupancy costs, other office operating expenses, and depreciation. This discussion should be read in conjunction with our consolidated financial statements and the accompanying footnotes.


18 CRAWFORD & COMPANY

RESULTS OF OPERATIONS

Operating results for our U.S. and international operations were as follows:

                                                                                                   % Change
                                                                                               From Prior Year
                                                                                              ------------------
Years Ended December 31                      2002             2001             2000           2002          2001
                                           --------         --------         --------         ----          ----

(in thousands)
Revenues:
   U.S.                                    $508,734         $534,671         $519,150         (4.9%)         3.0%
   International                            190,656          190,868          193,024         (0.1%)        (1.1%)
                                           --------         --------         --------
   Total                                    699,390          725,539          712,174         (3.6%)         1.9%

Compensation & Fringe Benefits:
   U.S.                                     320,475          331,116          316,398         (3.2%)         4.7%
   % of Revenues                               62.9%            61.9%            60.9%
   International                            130,886          125,862          123,331          4.0%          2.1%
   % of Revenues                               68.6%            65.9%            63.9%
                                           --------         --------         --------
   Total                                    451,361          456,978          439,729         (1.2%)         3.9%
   % of  Revenues                              64.5%            63.0%            61.8%

Expenses Other than Reimbursements,
   Compensation & Fringe Benefits:
   U.S.                                     158,998          160,300          154,207         (0.8%)         4.0%
   % of Revenues                               31.3%            30.0%            29.7%
   International                             51,784           52,233           52,669         (0.9%)        (0.8%)
   % of Revenues                               27.2%            27.4%            27.3%
                                           --------         --------         --------
   Total                                    210,782          212,533          206,876         (0.8%)         2.7%
   % of Revenues                               30.2%            29.3%            29.0%

Operating Earnings:(1)
   U.S.                                      29,261           43,255           48,545         (32.4%)       (10.9%)
   % of Revenues                                5.8%             8.1%             9.4%
   International                              7,986           12,773           17,024         (37.5%)       (25.0%)
   % of Revenues                                4.2%             6.7%             8.8%
                                           --------         --------         --------
   Total                                     37,247           56,028           65,569         (33.5%)       (14.6%)
   % of Revenues                                5.3%             7.7%             9.2%


(1) Earnings before special credits and charges, amortization of goodwill, net corporate interest, and income taxes.

U.S. OPERATIONS

Years Ended December 31, 2002 and 2001

REVENUES

U.S. revenues by market type for 2002 and 2001 are as follows:

                               2002            2001        Variance
                             --------        --------      --------

(in thousands)
Insurance companies          $259,090        $284,966        (9.1%)
Self-insured entities         191,278         199,049        (3.9%)
Class action services          58,366          50,656        15.2%
                             --------        --------
Total U.S. Revenues          $508,734        $534,671        (4.9%)
                             ========        ========

         Revenues from insurance companies decreased 9.1% to $259.1 million in 2002 compared to 2001, due to a continued softening in our referrals for high-frequency, low-severity claims and a decrease in catastrophic claim referrals. Revenues from self-insured entities decreased 3.9% to $191.3 million in 2002, due to a decline in workers' compensation and casualty claim referrals. See the following analysis of U.S. cases received. Revenues from class action services, which can fluctuate based on the timing of project awards, increased 15.2% to $58.4 million in 2002.

         Excluding the impact of class action services, U.S. unit volume, measured principally by cases received, decreased 17.6% from 2001 to 2002. This decrease was partially offset by an 11.3% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 6.3% decrease in U.S. revenues from 2001 to 2002, excluding revenues from class action services. Our U.S. insurance company referrals for high-frequency, low-severity claims have declined during the year resulting in an increase in our average revenue per claim. Growth in class action services increased U.S. revenues by 1.4% in 2002.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations


         Excluding the impact of class action services, U.S. unit volume by major product line, as measured by cases received, for 2002 and 2001 was as follows:

                                    2002               2001          Variance
                                   -------          ---------        --------

(whole numbers)

Casualty                           225,705            241,930          (6.7%)
Workers' Compensation              242,870            266,256          (8.8%)
Property                           219,936            286,006          (23.1%)
Vehicle                            249,019            322,416          (22.8%)
Other                               33,696             61,954          (45.6%)
                                   -------          ---------
Total U.S. Cases Received          971,226          1,178,562          (17.6%)
                                   =======          =========

         The decline in property and vehicle claims for the year was primarily due to the decline we are experiencing related to U.S. insurance company referrals for high-frequency, low-severity claims. Conservative underwriting, increases in policy deductibles, and mild weather during 2002 contributed to an industry-wide decline in property and casualty claims frequency. Our decline in workers' compensation and casualty claim referrals has been primarily due to the loss of two major accounts due to bankruptcy and declines in U.S. employment levels and associated injury rates, which have contributed to a reduction in workers' compensation claims.

COMPENSATION AND FRINGE BENEFITS

Our most significant expense is the compensation of employees, including related payroll taxes and fringe benefits. In response to the decline in U.S. claims volume, we successfully implemented cost-cutting initiatives to reduce our operating costs by $1 million per month from second quarter 2002 levels. There were 5,266 full-time equivalent employees in 2002, compared to 5,669 in 2001. Despite this decrease in the number of employees, U.S. compensation expense as a percent of revenues increased to 62.9% in 2002 as compared to 61.9% in 2001 as a result of the decline in U.S. revenues.

         U.S. salaries and wages decreased to $261.9 million in 2002 from $280.3 million in 2001, reflecting the 7% reduction in full-time equivalent employees in 2002. Payroll taxes and fringe benefits for U.S. operations totaled $58.6 million in 2002, increasing 15.3% from 2001 costs of $50.8 million. This increase was primarily due to higher defined benefit pension costs, which resulted from a decline in the fair market value of our pension investments and a decrease in interest rates.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 31.3% in 2002 from 30.0% in 2001. This increase was primarily due to higher professional indemnity self-insurance costs, bad debt expense, and costs related to our ongoing technology initiatives.

REIMBURSEMENTS

Reimbursements in our U.S. operations decreased to $17.2 million in 2002 from $22.7 million in 2001, reflecting the decline in case volume during 2002.

Years Ended December 31, 2001 and 2000

REVENUES

U.S. revenues by market type for 2001 and 2000 are as follows:

                                 2001              2000          Variance
                               --------          --------        --------

(in thousands)
Insurance companies            $284,966          $273,177          4.3%
Self-insured entities           199,049           195,936          1.6%
Class action services            50,656            50,037          1.2%
                               --------          --------
Total U.S. Revenues            $534,671          $519,150          3.0%
                               ========          ========

         Revenues from insurance companies increased 4.3% to $285.0 million in 2001 compared to 2000, due to increases from mold-related claims and reopened Northridge earthquake claims during the year and from growth in surveillance services revenue as a result of our acquisition of Greentree Investigations, Inc. ("Greentree"). Revenues from self-insured entities increased 1.6% to $199.0 million


20 CRAWFORD & COMPANY
in 2001, reflecting the hardening of the U.S. insurance market. A hardening of the insurance market generally leads to higher insurance premiums, making self-insurance more attractive to our clients. Revenues from class action services increased 1.2% to $50.7 million in 2001.

         Excluding the impact of class action services and acquired revenues, U.S. unit volume, measured principally by cases received, decreased 6.1% from 2000 to 2001. This decrease was offset by an 8.7% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 2.6% increase in U.S. revenues from 2000 to 2001, excluding revenues from class action services and acquired revenues. Our U.S. insurance company referrals for high-frequency, low-severity claims have declined during the year, resulting in an increase in our average revenue per claim. Growth in class action services increased U.S. revenues by 0.1% in 2001. Our acquisition of Greentree in March 2000 (included in non-class action revenues) increased U.S. revenues by 0.3% in 2001.

         Excluding the impact of acquisitions on 2001 cases received and class action services, U.S. unit volume by major product line, as measured by cases received, for 2001 and 2000 was as follows:

                                     2001               2000           Variance
                                   ---------          ---------        --------

(whole numbers)
Casualty                             241,930            253,813          (4.7%)
Workers' Compensation                264,338            285,879          (7.5%)
Property                             286,006            256,182          11.6%
Vehicle                              322,416            381,997          (15.6%)
Other                                 61,954             74,599          (17.0%)
                                   ---------          ---------
Total U.S. Cases Received          1,176,644          1,252,470          (6.1%)
                                   =========          =========

         The decline in workers' compensation and casualty claim referrals was primarily due to the fourth quarter 2001 bankruptcy of a major account. The decline in vehicle claims for the year was largely due to the decline we are experiencing related to U.S. insurance company referrals for high-frequency, low-severity claims. Property claims increased due to catastrophe claims related to mold losses and reopened Northridge earthquake claims.

COMPENSATION AND FRINGE BENEFITS

         U.S. compensation expense as a percent of revenues increased to 61.9% in 2001 as compared to 60.9% in 2000. There were 5,669 full-time equivalent employees in 2001, compared to 5,534 in 2000.

         U.S. salaries and wages increased to $280.3 million in 2001, from $271.8 million in 2000. Payroll taxes and fringe benefits for U.S. operations totaled $50.8 million in 2001, increasing 14.0% from 2000 costs of $44.6 million. These increases are primarily due to higher costs related to our self-insured employee medical and workers' compensation programs.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

         U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 30.0% in 2001 from 29.7% in 2000. These increases are primarily due to higher legal fees associated with a government investigation (see Factors That May Affect Future Results for further discussion) and increased provider network access fees related to our medical bill auditing unit. These increases are partially offset by lower professional indemnity self-insurance costs.

REIMBURSEMENTS

Reimbursements in our U.S. operations increased to $22.7 million in 2001 from $21.3 million in 2000.

INTERNATIONAL OPERATIONS

Years Ended December 31, 2002 and 2001

REVENUES

Revenues from our international operations totaled $190.7 million in 2002, a 0.1% decrease from the $190.9 million reported in 2001. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 0.4% in 2002 compared to 2001. Small strategic acquisitions in Australia and Canada increased revenues by 4.0% in 2002. Revenues are net of a 0.3% decline during 2002 due to the negative effect of a strong U.S. dollar.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations


         Excluding the impact of acquisitions on 2002 cases received, international unit volume by region for 2002 and 2001 was as follows:

                                              2002             2001         Variance
                                            -------          -------        --------

(whole numbers)
Americas                                    122,687          112,346           9.2%
Continental Europe                           84,087           71,777          17.2%
Asia/Pacific                                 21,139           21,348          (1.0%)
United Kingdom                               90,355          113,951         (20.7%)
                                            -------          -------
Total International Cases Received          318,268          319,422          (0.4%)
                                            =======          =======

         The decline in cases received in our United Kingdom operation is due to reduced claim referrals from two major accounts and fewer weather-related claims during 2002. Our increase in the Americas is due to the receipt of approximately 15,000 product liability claims in Canada during 2002. In Continental Europe, our increase is primarily due to the receipt of approximately 12,600 low-value property claims in Sweden during 2002.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 68.6% in 2002 from 65.9% in 2001. This increase is primarily due to an increase in capacity in the United Kingdom due to the decline in case volume. There were 3,003 full-time equivalent employees in 2002 (including approximately 220 full-time equivalent employees added by our acquisitions in Australia and Canada), compared to 2,900 in 2001.

         Salaries and wages of international personnel increased as a percent of revenues, from 57.2% in 2001 to 59.0% in 2002. Payroll taxes and fringe benefits increased as a percent of revenues from 8.7% in 2001 to 9.6% in 2002.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased slightly as a percent of revenues from 27.4% in 2001 to 27.2% in 2002.

REIMBURSEMENTS

Reimbursements in our international operations increased slightly to $18.8 million in 2002 from 1118.0 million in 2001.

Years Ended December 31, 2001 and 2000

REVENUES

Revenues from our international operations totaled $190.9 million in 2001, a 1.1% decrease from the $193.0 million reported in 2000. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 3.4% in 2001 compared to 2000. Several small strategic acquisitions in Holland, Brazil, Australia, and Canada increased revenues by 3.0% in 2001. Revenues are net of a 6.3% decline during 2001 due to the negative effect of a strong U.S. dollar.

         Excluding the impact of acquisitions on 2001 cases received, international unit volume by region for 2001 and 2000 was as follows:

                                             2001             2000          Variance
                                            -------          -------        --------

(whole numbers)
Americas                                    101,581          106,108          (4.3%)
Continental Europe                           64,290           65,028          (1.1%)
Asia/Pacific                                 21,019           20,551           2.3%
United Kingdom                              113,951          119,756          (4.8%)
                                            -------          -------
Total International Cases Received          300,841          311,443          (3.4%)
                                            =======          =======


22 CRAWFORD & COMPANY

         The decline in cases received in our United Kingdom operation was primarily due to reduced claim referrals from two major accounts. Our decrease in the Americas was largely due to the absence of hurricane-related catastrophic claims in the Caribbean during 2001. The Americas region benefited during early 2000 from the receipt of claims related to late 1999 hurricanes that struck the Caribbean.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 65.9% in 2001 from 63.9% in 2000. There were 2,900 full-time equivalent employees in 2001, compared to 2,701 in 2000. The acquisitions during 2001 added approximately 185 full-time equivalent employees.

         Salaries and wages of international personnel increased as a percent of revenues, from 55.6% in 2000 to 57.2% in 2001. The increase was primarily due to an increase in capacity in our international operating units due to a decline in case volume. Payroll taxes and fringe benefits increased as a percent of revenues from 8.3% in 2000 to 8.7% in 2001.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased slightly as a percent of revenues from 27.3% in 2000 to 27.4% in 2001.

REIMBURSEMENTS

Reimbursements in our international operations increased to $18.0 million in 2001 from $14.7 million in 2000. This increase is due to an increase in revenues and related reimbursed expenses in Canada and an increase in cases that required the use of outside experts in other international operations during 2001.

SPECIAL CREDITS AND CHARGES, AMORTIZATION OF GOODWILL, NET CORPORATE INTEREST, AND INCOME TAXES

During the 2002 first quarter, we received a cash payment of $6.0 million from a former vendor in full settlement of a business dispute. This special credit, net of related income tax expense, increased net income per share by $0.08 during the 2002 first quarter.

         In December 2000, we announced the termination of our contract with a software development company. In connection with the cancellation of the contract, we wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge, net of related income tax benefits, totaled $10.3 million or $0.21 per share for the year ended December 31, 2000.

         On January 1, 2002 we adopted SFAS No. 142 "Goodwill and Other Intangible Assets." The adoption of this statement increased our 2002 net income by approximately $3.0 million or $0.06 per share.

         Net corporate interest totaled $4.7 million, $4.8 million, and $4.5 million for 2002, 2001, and 2000, respectively. The effect on net corporate interest from increases in total borrowings during 2002 was offset by declines in interest rates in 2002.

         Taxes on income totaled $14.0 million, $18.4 million, and $15.8 million for 2002, 2001, and 2000, respectively. In January 2002, the effective tax rate was adjusted from 38.4% to 36.4%. This decline in the effective tax rate was primarily due to the adoption of SFAS 142 during 2002.

FINANCIAL CONDITION

At December 31, 2002, current assets exceeded current liabilities by approximately $123.8 million, an increase of $18.8 million from the working capital balance at December 31, 2001. Cash and cash equivalents at the end of 2002 totaled $31.1 million, increasing from $22.0 million at the end of 2001. Cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, acquisitions of businesses, investments in computer software, acquisitions of property and equipment, and payments on short-term borrowings. Cash dividends to shareholders approximated 79% of net income in 2002, compared to 92% in 2001. The Board of Directors declares cash dividends to shareholders each quarter based on an assessment of current and projected earnings and cash flows. In view of the lack of significant improvement in our earnings in the 2002 second quarter, in its July 2002 meeting, the Board of Directors reduced the dividend, declaring quarterly dividends of $0.06 per share on each share of Class A and Class B Common Stock, down from $0.14 per share declared in the previous quarter. The Board of Directors has maintained this level of dividends by declaring quarterly dividends of $0.06 per share for the third and fourth quarters of 2002.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations


         During 2002, we did not repurchase any shares of Class A or Class B Common Stock. As of December 31, 2002, 705,863 shares remain to be repurchased under the discretionary 1999 share repurchase program authorized by the Board of Directors. We believe it is unlikely that we will repurchase shares under this program in 2003 due to the decline in the funded status of our defined benefit pension plans (see Note 2 of the consolidated financial statements).

         We maintain credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings outstanding as of December 31, 2002 totaled $30.0 million, decreasing from $36.4 million at the end of 2001. Long-term borrowings outstanding, excluding current installments, totaled $50.0 million as of December 31, 2002, compared to $36.4 million at December 31, 2001. The increase in long-term borrowings is primarily due to the Australian acquisition made in 2002. We believe that our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations.

         We do not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of our foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of our net investment in foreign operations.

         We recorded minimum pension liability adjustments in Accumulated Other Comprehensive Loss, a component of Shareholders' Investment, of $43.2 million and $28.8 million, net of related income tax benefits, during 2002 and 2001, respectively. These non-cash charges resulted primarily from a decline in the fair value of our pension investments as of the September 30, 2002 and 2001 measurement dates and a decline in interest rates during 2002.

         Shareholders' investment at the end of 2002 was $159.4 million, compared with $188.3 million at the end of 2001. This decrease is a result of our minimum pension liability adjustment.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates these estimates and judgements based upon historical experience and on various other factors that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies for revenue recognition, allowances for doubtful accounts, valuation of goodwill and other long-lived assets, and self-insured reserves require significant judgements and estimates in the preparation of the consolidated financial statements. Changes in these underlying estimates could potentially materially affect consolidated results of operations, financial position and cash flows in the period of change. Although some variability is inherent in these estimates, we believe the amounts provided for are adequate.

         We have discussed the development and selection of the following critical accounting policies and estimates with the audit committee of our Board of Directors, and the audit committee has reviewed our related disclosure in this Management's Discussion and Analysis of Financial Condition and Results of Operations.


24 CRAWFORD & COMPANY

REVENUE RECOGNITION

Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs that are incurred in administering a claim are passed on to our clients and are included in revenues. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on a historical evaluation of actual claim closing rates by major lines of coverage. Additionally, recent claim closing rates are evaluated to ensure that current claim closing history does not indicate a significant deterioration or improvement in the longer-term historical closing rates used.

         Our fixed-fee service arrangements typically call for us to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where we handle a claim on a non-lifetime basis, we typically receive an additional fee on each anniversary date that the claim remains open. For service arrangements where we provide services for the life of the claim, we are only paid one fee for the life of the claim, regardless of the ultimate duration of the claim. As a result, our deferred revenues for claims handled for one or two years are not as sensitive to changes in claim closing rates since the revenues are ultimately recognized in the near future and additional fees are generated for handling long-lived claims. Deferred revenues for lifetime claim handling are considered more sensitive to changes in claim closing rates since we are obligated to handle these claims to their ultimate conclusion with no additional fees for long-lived claims.

         Based upon our historical averages, we close approximately 99% of all cases referred under lifetime claim service arrangements within the first five years from the date of referral. Also, within that five-year period, the percentage of claims remaining open in any one particular year has remained relatively consistent from period to period. Each quarter we reevaluate our historical claim closing rates by major line of insurance coverage and make adjustments as necessary. Any changes in estimates are recognized in the period in which they are determined.

         As of December 31, 2002, deferred revenues related to lifetime claim handling arrangements approximated $17.6 million. If the rate at which we close cases changes, the amount of revenue recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims. Absent an increase in per claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $500,000, or $0.01 per share for the year ended December 31, 2002. If our average claim closing rates for lifetime claims were to increase by 1%, we would have recognized additional revenues of approximately $400,000, or $0.01 per share for the year ended December 31, 2002.

         The estimate for deferred revenues is a critical accounting estimate for our U.S. segment.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts relating to our billed and unbilled receivables for estimated losses resulting primarily from adjustments clients may make to invoiced amounts and the inability of our clients to make required payments. These allowances are established by using historical write-off information to project future experience and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current property and casualty insurance industry conditions. Each quarter we reevaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations


         As of December 31, 2002, our allowance for doubtful accounts totaled $20.9 million or approximately 8.4% of gross billed and unbilled receivables. If the financial condition of our clients were to deteriorate, resulting in an inability to make required payments to us, additional allowances may be required. If the allowance for doubtful accounts were to change by 1% of gross billed and unbilled receivables, reflecting either an increase or decrease in expected future write-offs, the impact to 2002 pretax income would have been approximately $2.5 million, or $0.03 per share.

         The estimate for the allowance for doubtful accounts is a critical accounting estimate for both our U.S. and international segments.

VALUATION OF GOODWILL AND OTHER LONG-LIVED ASSETS

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test in accordance with SFAS 142 for goodwill, SFAS No. 109 "Accounting for Income Taxes" for deferred income tax assets, and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for other long-lived assets. In the opinion of management, goodwill and other long-lived assets are appropriately valued at December 31, 2002 and 2001.

         The valuation of goodwill and other long-lived assets is a critical accounting estimate for both our U.S. and international segments.

SELF-INSURANCE RESERVES

We self-insure certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims made basis, as well as those risks required to be insured by law or contract. We record a liability for claims incurred under these self-insured programs based on our estimate of the ultimate aggregate exposure and discount that liability using an average of published short- and long-term medium quality corporate bond yields. The estimated liability is calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses. Each quarter we reevaluate the adequacy of the assumptions used in developing these reserves and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

         As of December 31, 2002, our estimated liability for self-insured risks totaled $27.7 million. The estimated liability is most sensitive to changes in the ultimate reserve for a claim and the interest rate used to discount the liability. We believe that the provision for self-insured losses is adequate to cover the ultimate net cost of losses incurred; however, this provision is an estimate and may be significantly greater or less than the provision established. If the average discount rate we use to determine the present value of our self-insured liability were to change by 1%, reflecting either an increase or decline in underlying interest rates, our estimated liability for self-insured risks would be impacted by approximately $1.8 million, resulting in an increase or decrease to 2002 net income of $1.1 million, or $0.02 per share.

         The estimate for self-insured reserves is a critical accounting estimate for our U.S. segment.


26 CRAWFORD & COMPANY

MARKET RISK

DERIVATIVES

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments.

FOREIGN CURRENCY EXCHANGE

Our international operations expose us to foreign currency exchange rate changes that could impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Our revenues from international operations were 27.3%, 26.3%, and 27.1% of total revenues at December 31, 2002, 2001, and 2000, respectively. Except for borrowings in foreign currencies, we do not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.

         We measure currency earnings risk related to our international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2002 were used to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10% change in foreign currency exchange rates would have decreased pretax income by approximately $506,000 during 2002, had the U.S. dollar exchange rate increased relative to the currencies to which we had exposure.

INTEREST RATES

We are exposed to interest rate fluctuations on certain of our variable rate borrowings. Depending on general economic conditions, we use variable rate debt for short-term borrowings and fixed rate debt for long-term borrowings. At December 31, 2002, we had $30.0 million in short-term loans outstanding with an average variable interest rate of 4.4%. If the average interest rate were to change by 1%, the impact to 2002 pretax income would have been approximately $300,000.

CREDIT RISK

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain of the statements contained in this and other sections of this Annual Report are forward-looking. While management believes that these statements are accurate, our business is dependent upon general economic conditions and various conditions specific to our industry. Future trends and these factors could cause actual results to differ materially from the forward-looking statements that have been made. In particular, the following issues and uncertainties should be considered in evaluating our prospects:

LEGAL PROCEEDINGS

In the normal course of the claims administration services business, we are named as a defendant in suits by insureds or claimants contesting decisions made by us or our clients with respect to the settlement of claims. Additionally, our clients have brought actions for indemnification on the basis of alleged negligence on our part, our agents, or our employees in rendering service to clients. The majority of these claims are of the type covered by insurance we maintain; however, we are self-insured for the deductibles under various insurance coverages. In our opinion, adequate reserves have been provided for such self-insured risks.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations


         In 2000, we received federal grand jury subpoenas requesting certain business and financial records dating back to 1992. Additional document requests and grand jury subpoenas were received in 2001 and continued to be received in 2002. We have been advised by the U.S. Department of Justice Fraud Section that the subpoenas issued by the Fraud Section and local U.S. Attorney offices were issued in connection with a nationwide investigation into the billings for services in some of the U.S. Claims Management and Healthcare Management Services branch offices. We are cooperating fully with the government's inquiry and have retained outside counsel to conduct an internal investigation into our billing practices under the direction of the Board of Directors. In addition, we have issued written corporate billing policies in order to clarify our billing practices and eliminate inconsistencies in their application, and are continuing to strengthen our internal audit and branch inspection procedures.

         We cannot predict when the government's investigation will be completed, its ultimate outcome or its effect on our financial condition or results of operations. However, the investigation could cause disruption in the delivery of our services, and ultimately result in the imposition of civil, administrative or criminal fines or sanctions, as well as potential reimbursements to clients and loss of existing or prospective clients or business opportunities. Any such result could have a material adverse effect on our financial condition and results of operations. Expenses associated with the investigation were approximately $2.2 million in 2002 and $2.5 million in 2001, net of related tax benefits, or $0.04 and $0.05 per share, respectively.

CONTINGENT PAYMENTS

We normally structure acquisitions to include earnout payments, which are contingent upon the acquired entity reaching certain revenue and operating earnings targets. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2002 levels of revenues and operating earnings, additional payments under existing earnout agreements would approximate $3.6 million through 2008, as follows: 2003 -$435,000; 2004 - $356,000; 2005 - $279,000; and 2008 - $2,500,000.

PENSION EXPENSE

We use a September 30 measurement date to determine pension expense under SFAS No. 87, "Employers' Accounting for Pensions." Due to the significant decline in the fair market value of our pension investments at September 30, 2001, as well as a decline in interest rates during 2001, U.S. pension expense increased by $10.0 million in 2002. Effective December 31, 2002, we froze our U.S. defined benefit pension plan and replaced it with a defined contribution retirement plan. U.S. pension expense in 2003, including both the defined benefit and defined contribution plans, is expected to increase $3.0 million to approximately $16.0 million. Future cash funding of our U.S. defined benefit pension plan will depend largely on future investment performance; however, we do not expect to contribute more than $10.0 million to the plan in 2003. No cash contributions to the new U.S. defined contribution plan will be required until early 2004.


28 CRAWFORD & COMPANY

    CONSOLIDATED STATEMENTS OF INCOME


For the Years Ended December 31,                          2002               2001              2000
                                                       ----------         ----------        ----------

(in thousands, except per share data)
REVENUES:
  Revenues before reimbursements                       $  699,390         $  725,539        $  712,174
  Reimbursements                                           36,031             40,732            35,950
                                                       ----------         ----------        ----------
    TOTAL REVENUES                                        735,421            766,271           748,124
                                                       ==========         ==========        ==========

COSTS AND EXPENSES:
  Costs of services provided,
    before reimbursements                                 529,148            546,333           525,773
  Reimbursements                                           36,031             40,732            35,950
                                                       ----------         ----------        ----------
    Cost of services                                      565,179            587,065           561,723
  Selling, general, and administrative expenses           132,995            123,178           120,832
  Special (credits) and charges (Note 9)                   (6,000)                --            16,740
  Corporate interest, net                                   4,706              4,779             4,476
  Amortization of goodwill                                     --              3,448             3,203
                                                       ----------         ----------        ----------
    TOTAL COSTS AND EXPENSES                              696,880            718,470           706,974
                                                       ==========         ==========        ==========
INCOME BEFORE INCOME TAXES                                 38,541             47,801            41,150
PROVISION FOR INCOME TAXES                                 14,029             18,356            15,802
                                                       ----------         ----------        ----------
NET INCOME                                             $   24,512         $   29,445        $   25,348
                                                       ==========         ==========        ==========

NET INCOME PER SHARE:
  Basic                                                $     0.50         $     0.61        $     0.52
                                                       ==========         ==========        ==========
  Diluted                                              $     0.50               0.61        $     0.52
                                                       ==========         ==========        ==========

WEIGHTED-AVERAGE SHARES OUTSTANDING:
  Basic                                                    48,580             48,492            48,845
                                                       ==========         ==========        ==========
  Diluted                                                  48,664             48,559            48,933
                                                       ==========         ==========        ==========

CASH DIVIDENDS PER SHARE:
  Class A Common Stock                                 $     0.32         $     0.56        $     0.55
                                                       ==========         ==========        ==========
  Class B Common Stock                                 $     0.32         $     0.56        $     0.55
                                                       ==========         ==========        ==========

The accompanying notes are an integral part of these consolidated financial statements.

    CONSOLIDATED BALANCE SHEETS


As of December 31,                                                2002               2001
                                                               ----------         ----------
(in thousands)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                    $   31,091         $   21,966
  Accounts receivable, less allowance for doubtful
    accounts of $19,633 in 2002 and $16,755 in 2001               135,174            139,380
  Unbilled revenues, at estimated billable amounts                 93,792             88,399
  Prepaid expenses and other current assets                        11,968             11,539
                                                               ----------         ----------
TOTAL CURRENT ASSETS                                              272,025            261,284
                                                               ==========         ==========

PROPERTY AND EQUIPMENT, AT COST:
  Land                                                              2,401              2,397
  Buildings and improvements                                       21,069             21,662
  Furniture and fixtures                                           62,273             62,216
  Data processing equipment                                        54,590             56,787
  Automobiles                                                       4,373              3,564
                                                               ----------         ----------
                                                                  144,706            146,626
  Less accumulated depreciation                                  (108,607)          (107,898)
                                                               ----------         ----------
NET PROPERTY AND EQUIPMENT                                         36,099             38,728
                                                               ----------         ----------

OTHER ASSETS:
  Goodwill arising from acquisitions, less accumulated
    amortization of $21,682 in 2002 and $21,566 in 2001            97,798             86,239
  Prepaid pension cost                                                 --              7,138
  Capitalized software costs, net                                  23,977             16,402
  Deferred income tax asset                                        31,899             11,817
  Other                                                            12,978              9,807
                                                               ----------         ----------
TOTAL OTHER ASSETS                                                166,652            131,403
                                                               ----------         ----------
                                                               $  474,776         $  431,415
                                                               ==========         ==========


The accompanying notes are an integral part of these consolidated financial statements.



30 CRAWFORD & COMPANY

    CONSOLIDATED BALANCE SHEETS


As of December 31,                                                2002               2001
                                                               ----------         ----------
(in thousands)
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-term borrowings                                        $   30,019         $   36,440
  Accounts payable                                                 31,956             31,275
  Accrued compensation and related costs                           26,454             25,771
  Self-insured risks                                               15,833             12,833
  Accrued income taxes                                              9,594             16,001
  Other accrued liabilities                                        14,384             13,118
  Deferred revenues                                                18,516             20,543
  Current installments of long-term debt                            1,493                326
                                                               ----------         ----------
TOTAL CURRENT LIABILITIES                                         148,249            156,307
                                                               ----------         ----------

NONCURRENT LIABILITIES:
  Long-term debt, less current installments                        49,976             36,378
  Deferred revenues                                                12,127             12,707
  Self-insured risks                                               11,819             11,249
  Minimum pension liability                                        76,747             10,328
  Postretirement medical benefit obligation                         6,289              6,645
  Other                                                            10,138              9,501
                                                               ----------         ----------
TOTAL NONCURRENT LIABILITIES                                      167,096             86,808
                                                               ----------         ----------

SHAREHOLDERS' INVESTMENT:
  Class A Common Stock, $1.00 par value,
    50,000 shares authorized; 23,925 and 23,843 shares
    issued and outstanding in 2002 and 2001, respectively          23,925             23,843
  Class B Common Stock, $1.00 par value, 50,000 shares
    authorized; 24,697 shares issued and outstanding in
    2002 and 2001                                                  24,697             24,697
  Additional paid-in capital                                          523                 27
  Retained earnings                                               191,767            186,683
  Accumulated other comprehensive loss                            (81,481)           (46,950)
                                                               ----------         ----------
TOTAL SHAREHOLDERS' INVESTMENT                                    159,431            188,300
                                                               ----------         ----------
                                                               $  474,776         $  431,415
                                                               ==========         ==========

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


                                                                                              Accumulated
                                                 Common Stock       Additional                  Other                  Total
                                             Class A     Class B     Paid-In     Retained    Comprehensive          Shareholders'
                                            Non-Voting    Voting     Capital     Earnings        Loss                Investment
                                            ----------   --------   ----------   ---------   -------------          -------------
(in thousands)

BALANCE AT DECEMBER 31, 1999                $   25,892   $ 24,826   $   22,309   $ 185,975   $      (8,723)         $     250,279

Comprehensive income:

Net income                                          --         --           --      25,348              --                 25,348

Translation adjustment                              --         --           --          --          (5,625)                (5,625)
                                            ----------   --------   ----------   ---------   -------------          -------------
Total comprehensive income                                                                                                 19,723

Dividends paid                                      --         --           --     (26,939)             --                (26,939)

Shares repurchased                              (2,256)      (143)     (23,479)       (720)             --                (26,598)

Shares issued in connection
with options and benefits                          118         14        1,170          --              --                  1,302
                                            ----------   --------   ----------   ---------   -------------          -------------
BALANCE AT DECEMBER 31, 2000                    23,754     24,697           --     183,664         (14,348)               217,767

Comprehensive loss:

Net income                                          --         --           --      29,445              --                 29,445

Translation adjustment                              --         --           --          --          (3,825)                (3,825)

Minimum pension liability adjustment
(net of $17.9 million income tax benefit)           --         --           --          --         (28,777)               (28,777)
                                            ----------   --------   ----------   ---------   -------------          -------------
Total comprehensive loss                                                                                                   (3,157)
Dividends paid                                      --         --           --     (27,146)             --                (27,146)

Shares issued in connection
with options and benefits                           89         --           27         720              --                    836
                                            ----------   --------   ----------   ---------   -------------          -------------
BALANCE AT DECEMBER 31, 2001                    23,843     24,697           27     186,683         (46,950)               188,300

Net income                                          --         --           --      24,512              --                 24,512

Translation adjustment                              --         --           --          --           4,465                  4,465

Tax benefit from exercise of stock options          --         --           --          --           4,165                  4,165

Minimum pension liability adjustment
(net of $23.2 million income tax benefit)           --         --           --          --         (43,161)               (43,161)
                                            ----------   --------   ----------   ---------   -------------          -------------
Total comprehensive loss                                                                                                  (10,019)
Dividends paid                                      --         --           --     (19,428)             --                (19,428)

Shares issued in connection
with options and benefits                           82         --          496          --              --                    578
                                            ----------   --------   ----------   ---------   -------------          -------------
BALANCE AT DECEMBER 31, 2002                $   23,925   $ 24,697   $      523   $ 191,767   $     (81,481)         $     159,431
                                            ==========   ========   ==========   =========   =============          =============


The accompanying notes are an integral part of these consolidated financial statements.


32 CRAWFORD & COMPANY

  CONSOLIDATED STATEMENTS OF CASH FLOWS


For The Years Ended December 31,                          2002               2001              2000
                                                       ----------         ----------        ----------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                           $   24,512         $   29,445        $   25,348
  Reconciliation of net income to net cash
    provided by operating activities:
    Depreciation and amortization                          17,414             20,626            19,570
    Write-down of capitalized internal use software            --                 --            16,740
    Deferred income taxes                                   3,975               (287)              (18)
    (Gain) loss on sales of property
      and equipment                                           (18)               125               550
    Changes in operating assets and liabilities,
      net of effects of acquisitions:
       Accounts receivable, net                             5,473               (309)             (379)
       Unbilled revenues                                   (1,369)             2,852              (586)
       Prepaid or accrued income taxes                     (3,525)             6,198            (1,174)
       Accounts payable and accrued liabilities             4,027              4,035            (1,851)
       Accrued restructuring charges                         (335)              (859)           (2,381)
       Deferred revenues                                   (1,579)            (2,741)              682
       Prepaid and accrued pension costs                    6,020              4,022             2,587
       Prepaid expenses and other assets                   (1,972)               (35)           (3,994)
                                                       ----------         ----------        ----------
Net cash provided by operating activities                  52,623             63,072            55,094
                                                       ----------         ----------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of property and equipment                   (9,189)           (11,990)           (9,332)
  Acquisitions of businesses, net of cash acquired        (13,569)            (9,207)           (7,243)
  Capitalization of software costs                        (11,093)            (7,332)          (12,405)
  Proceeds from sales of property and equipment               480                254               683
                                                       ----------         ----------        ----------
 Net cash used in investing activities                    (33,371)           (28,275)          (28,297)
                                                       ----------         ----------        ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                          (19,428)           (27,146)          (26,939)
  Repurchase of common stock                                   --                 --           (26,598)
  Proceeds from exercise of stock options                     578                836             1,302
  Increase in short-term borrowings                        18,345             13,578            10,217
  Payments on short-term borrowings                       (24,657)           (21,275)               --
  Proceeds from long-term debt                             14,247                143            21,000
  Payments on long-term debt                                 (184)              (262)             (403)
                                                       ----------         ----------        ----------
 Net cash used in financing activities                    (11,099)           (34,126)          (21,421)
                                                       ----------         ----------        ----------

Effects of exchange rate changes on cash
  and cash equivalents                                        972               (841)             (956)
                                                       ----------         ----------        ----------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                          9,125               (170)            4,420
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                        21,966             22,136            17,716
                                                       ----------         ----------        ----------
Cash and Cash Equivalents at End of Year               $   31,091         $   21,966        $   22,136
                                                       ==========         ==========        ==========


The accompanying notes are an integral part of these consolidated financial statements.

    NOTES to Consolidated Financial Statements


NOTE 1. MAJOR ACCOUNTING AND REPORTING POLICIES

NATURE OF OPERATIONS AND INDUSTRY CONCENTRATION

The Company is the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 offices in 67 countries. Major service lines include workers' compensation claims administration and healthcare management services, property and casualty claims management, class action services, and risk management information services. Substantial portions of the Company's revenues and accounts receivable are derived from United States ("U.S.") claims services provided to the property and casualty insurance industry.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable, and short-term borrowings approximates carrying value due to the short-term maturity of the instruments. The fair value of long-term debt approximates carrying value based on the effective interest rates compared to current market rates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

GOODWILL AND OTHER LONG-LIVED ASSETS

The Company regularly evaluates whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company performs an impairment test in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" for goodwill, SFAS No. 109 "Accounting for Income Taxes" for deferred income tax assets, and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for other long-lived assets.

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

         Depreciation expense on property and equipment was $13,508,000, $15,106,000, and $14,883,000 for 2002, 2001, and 2000, respectively.


34 CRAWFORD & COMPANY

CAPITALIZED SOFTWARE

Capitalized software reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to ten years. Amortization expense for capitalized software was $4,230,000, $2,072,000, and $1,484,000 for 2002, 2001, and 2000,
respectively.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired. Goodwill acquired prior to June 30, 2001 was amortized over 15 to 40 years using the straight-line method. Goodwill acquired after June 30, 2001 was not amortized in accordance with SEAS 142. See New Accounting Pronouncements for further discussion.

SELF-INSURED RISKS

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability.

         Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred and is discounted using an average of published short- and long-term medium quality corporate bond yields. The estimated liability is calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses. At December 31, 2002 and 2001, accrued self-insured risks totaled $27,652,000 and $24,082,000, respectively, including current liabilities of $15,833,000 and $12,833,000, respectively.

REVENUE RECOGNITION

The Company's revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs that are incurred in administering a claim are passed on by the Company to its clients and are included in revenues. Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on a historical evaluation of actual claim closing rates by major line of coverage.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts, relating to billed and unbilled receivables, for estimated losses resulting primarily from adjustments clients may make to invoiced amounts, and the inability of clients to make required payments. These allowances are established using historical write-off information to project future experience and by considering the current credit worthiness of clients, any known specific collection problems, and an assessment of current property and casualty insurance industry conditions.

         The Company's allowances for doubtful accounts on billed receivables were $19.6 million, $16.8 million, and $17.3 million, and write-offs, net of recoveries, were $4.8 million, $3.0 million, and $4.0 million, respectively, for the years ended December 31, 2002, 2001, and 2000.

INCOME TAXES

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liability, unbilled and deferred revenues, prepaid pension cost, self-insurance, and depreciation and amortization.

NET INCOME PER SHARE

Basic net income per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Diluted net income per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

   NOTES to Consolidated Financial Statements



 Below is the calculation of basic and diluted net income per share:


(in thousands, except per share data)                         2002            2001            2000
                                                            --------        --------        --------
Net income available to common shareholders                 $ 24,512        $ 29,445        $ 25,348
                                                            ========        ========        ========
Weighted-average common shares outstanding - Basic            48,580          48,492          48,845

Dilutive effect of stock options                                  84              67              88
                                                            --------        --------        --------
Weighted-average common shares outstanding - Diluted          48,664          48,559          48,933
                                                            ========        ========        ========
Basic net income per share                                  $   0.50        $   0.61        $   0.52
                                                            ========        ========        ========
Diluted net income per share                                $   0.50        $   0.61        $   0.52
                                                            ========        ========        ========

         Additional options to purchase 5,352,133 shares of Class A Common Stock at $7.48 to $19.50 per share were outstanding at December 31, 2002, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares. To include these shares would have been antidilutive.

FOREIGN CURRENCY TRANSLATION

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting cumulative translation adjustment is reported as a component of Accumulated Other Comprehensive Loss in the Consolidated Balance Sheets.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translation adjustments, tax benefit from the exercise of stock options, and minimum pension liability adjustments. The Company reports comprehensive income (loss) in the Consolidated Statements of Shareholders' Investment.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized for the option plans because the exercise prices of the stock options equal the market prices of the underlying stock on the dates of grant. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:


(in thousands, except per share data)                                   2002             2001              2000
                                                                      --------        ----------        ----------
Net income                                         As reported        $ 24,512        $   29,445        $   25,348
Less: compensation expense using the
fair value method, net of tax                                            1,688             2,495             3,189
                                                                      --------        ----------        ----------
                                                     Pro forma        $ 22,824        $   26,950        $   22,159
                                                                      ========        ==========        ==========
Net income per share - basic                       As reported        $   0.50        $     0.61        $     0.52
                                                                      ========        ==========        ==========
                                                     Pro forma        $   0.47        $     0.56        $     0.45
                                                                      ========        ==========        ==========
Net income per share - diluted                     As reported        $   0.50        $     0.61        $     0.52
                                                                      ========        ==========        ==========
                                                     Pro forma        $   0.47        $     0.56        $     0.45
                                                                      ========        ==========        ==========


36 CRAWFORD & COMPANY

NEW ACCOUNTING PRONOUNCEMENTS

In November 2001, the Emerging Issues Task Force released Issue No. 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." The issue requires that reimbursed out-of-pocket expenses be characterized as revenues in the income statement. This issue was effective for the Company on January 1, 2002. In order to comply with the issue, reimbursed expenses have been reclassified on the income statement for 2001 and 2000. Reimbursed expenses totaled $36,031,000, $40,732,000, and $35,950,000 in 2002,
2001, and 2000, respectively.

         The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. SFAS 142 changes the accounting for goodwill and certain intangible assets from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recorded in past business combinations, ceased when the Company adopted SFAS 142 on January 1, 2002. The Company does not currently have any intangible assets requiring disclosure under SFAS 142. The adoption of SFAS 142 requires a transitional goodwill impairment test be performed on all reportable segments. Step one of the transitional goodwill impairment test was performed on the U.S. and international segments. Based on the results of step one, the U.S. and international segments do not have an impairment of goodwill. The Company will continue to evaluate goodwill, at least annually, in accordance with SFAS 142.

         The following table presents the effect of adopting SFAS 142 on net income and basic and diluted net income per share:


(in thousands, except per share data)                     2002               2001              2000
                                                       ----------         ----------        ----------
Reported net income                                    $   24,512         $   29,445        $   25,348
Add: goodwill amortization                                     --              3,037             2,855
                                                       ----------         ----------        ----------
Adjusted net income                                    $   24,512         $   32,482        $   28,203
                                                       ==========         ==========        ==========
Basic net income per share:
Reported net income per share                          $     0.50         $     0.61        $     0.52
Goodwill amortization per share                                --               0.06              0.06
                                                       ----------         ----------        ----------
Adjusted basic net income per share                    $     0.50         $     0.67        $     0.58
                                                       ==========         ==========        ==========
Diluted net income per share:
Reported net income per share                          $     0.50               0.61              0.52
Goodwill amortization per share                                --               0.06              0.06
                                                       ----------         ----------        ----------
Adjusted diluted net income per share                  $     0.50         $     0.67        $     0.58
                                                       ==========         ==========        ==========

         In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS 123." This statement amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the annual disclosure provisions of SFAS 148 for the year ended December 31, 2002. The adoption of SFAS 148 did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

         In June 2002, the FASB approved SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses accounting for costs to terminate contracts that are not capital leases, costs to consolidate facilities or relocate employees, and termination benefits. The statement requires that the fair value of a liability for penalties for early contract termination be recognized when the entity effectively terminates the contract. The fair value of a liability for other contract termination costs should be recognized when an entity ceases using the rights conveyed by the contract. The liability for one-time termination benefits should be accrued ratably over the future service period based on when the employees are entitled to receive the benefits and a minimum retention period. SFAS 146 is effective for disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

  NOTES to Consolidated Financial Statements


NOTE 2. RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $5,879,000, $5,171,000, and $5,198,000 in 2002, 2001, and 2000,
respectively.

         Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. The postretirement medical benefit obligation was $6.3 million and $6.6 million for 2002 and 2001, respectively.

         Benefits payable under the Company's U.S. defined benefit retirement plan are generally based on career compensation, while its United Kingdom plans are based on an employee's final salary. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. Plan assets are invested in equity and fixed income securities, with a target allocation of approximately 60 percent to equity securities and 40 percent to fixed income investments.

    The following schedule reconciles the funded status of the defined benefit plans with amounts reported in the Company's balance sheets at December 31, 2002 and 2001.


(in thousands)                                                              2002               2001
                                                                         ----------         ----------
Change in Benefit Obligation:
Benefit obligation at beginning of year                                  $  416,839         $  373,016
Service cost                                                                 12,548             12,101
Interest cost                                                                30,296             28,775
Actuarial loss                                                               17,039             19,183
Benefits paid                                                               (17,348)           (15,438)
Foreign currency effects                                                      6,907               (798)
                                                                         ----------         ----------
Benefit obligation at end of year                                           466,281            416,839
                                                                         ----------         ----------

Change in Plan Assets:
Fair value of plan assets at beginning of year                              393,770            452,482
Actual return on plan assets                                                (38,788)           (45,138)
Employer contributions                                                        9,169              2,293
Benefits paid                                                               (17,348)           (15,438)
Foreign currency effects                                                      7,883               (429)
                                                                         ----------         ----------
Fair value of plan assets at end of year                                    354,686            393,770
                                                                         ----------         ----------
Funded status of plan                                                      (111,595)           (23,069)
Unrecognized actuarial loss                                                 145,144             63,925
Unrecognized prior service cost                                               1,864                599
Unrecognized net transition asset                                            (7,708)              (504)
                                                                         ----------         ----------
Net amount recognized                                                        27,705             40,951
                                                                         ----------         ----------
Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost                                                             --              7,138
Less minimum pension liability                                               76,747             10,328
Less pension obligation included in other accrued liabilities                 2,663              2,575
Add intangible asset                                                          1,752                 --
Add accumulated other comprehensive loss                                    105,363             46,716
                                                                         ----------         ----------
Net amount recognized                                                    $   27,705         $   40,951
                                                                         ==========         ==========


         Assumptions used in accounting for the plans were:

                                                                            2002               2001
                                                                         ----------         ----------
Discount rate                                                                  6.75%              7.25%
Expected return on plan assets                                                 8.50%              9.25%
Rate of compensation increase                                                  3.50%              4.00%
                                                                         ==========         ==========


38 CRAWFORD & COMPANY

    Net periodic benefit cost related to the defined benefit pension plans in 2002, 2001, and 2000 included the following components:


(in thousands)                                   2002         2001        2000
                                               --------     --------    --------
Service cost                                   $ 12,548     $ 12,101    $ 11,385
Interest cost                                    30,296       28,775      27,551
Expected return on assets                       (27,026)     (33,016)    (32,020)
Net amortization                                 (3,208)        (401)       (425)
Recognized net actuarial loss (gain)              3,557       (1,085)       (116)
                                               --------     --------    --------
Net periodic benefit cost                      $ 16,167     $  6,374    $  6,375
                                               ========     ========    ========

         The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $466 million, $431 million, and $355 million, respectively, as of December 31, 2002 and $417 million, $385 million, and $394 million, respectively, as of December 31, 2001. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit plan and replace it with a defined contribution plan.


NOTE 3. INCOME TAXES

Income before provisions for income taxes consists of the following:


(in thousands)                                            2002               2001              2000
                                                       ----------         ----------        ----------
U.S.                                                   $   32,029         $   38,622        $   27,753
Foreign                                                     6,512              9,179            13,397
                                                       ----------         ----------        ----------
Income before taxes                                    $   38,541         $   47,801        $   41,150
                                                       ==========         ==========        ==========

         The provisions (credits) for income taxes consist of the following:


(in thousands)                                            2002               2001              2000
                                                       ----------         ----------        ----------
Current:
  U.S. federal and state                               $    7,264         $   15,308        $   14,607
  Foreign                                                   3,122              3,335             1,213
Deferred                                                    3,643               (287)              (18)
                                                       ----------         ----------        ----------
Provision for income taxes                             $   14,029         $   18,356        $   15,802
                                                       ==========         ==========        ==========

         Cash payments for income taxes were $9,518,000 in 2002, $12,153,000 in 2001, and $16,345,000 in 2000.

         The provisions for income taxes are reconciled to the federal statutory rate of 35% as follows:

(in thousands)                                            2002               2001              2000
                                                       ----------         ----------        ----------
Federal income taxes at statutory rate                 $   13,490         $   16,730        $   14,403
State income taxes, net of federal benefit                    501              1,709             1,471
Other                                                          38                (83)              (72)
                                                       ----------         ----------        ----------
Provision for income taxes                             $   14,029         $   18,356        $   15,802
                                                       ==========         ==========        ==========

         NOTES to Consolidated Financial Statements

         The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2002, such undistributed earnings totaled $55,648,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable, since such liability, if any, is dependent on circumstances existing when remittance occurs.

         A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recorded no valuation allowance for 2002 or 2001.

    Deferred income taxes consist of the following at December 31, 2002 and 2001:


(in thousands)                                                    2002               2001
                                                               ----------         ----------
Accrued compensation                                           $    5,081         $    4,171
Minimum pension liability                                          41,171              3,966
Self-insured risks                                                 10,294              9,140
Deferred revenues                                                   9,495             11,072
Postretirement benefits                                             2,289              2,552
Other                                                               3,812              2,577
                                                               ----------         ----------
Gross deferred tax assets                                          72,142             33,478
                                                               ----------         ----------
Unbilled revenues                                                  16,338             14,879
Depreciation and amortization                                       7,426              4,513
Prepaid pension cost                                               15,949              2,141
Other                                                               1,751                858
                                                               ----------         ----------
Gross deferred tax liabilities                                     41,464             22,391
                                                               ----------         ----------
Net deferred tax assets                                            30,678             11,087
Less noncurrent net deferred tax assets                            31,899             11,817
                                                               ----------         ----------
Current net deferred tax liabilities included in accrued
  income taxes                                                 $   (1,221)        $     (730)
                                                               ==========         ==========

NOTE 4. LEASE COMMITMENTS

The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases consists of the following:


(in thousands)                                            2002               2001              2000
                                                       ----------         ----------        ----------
Office space                                           $   29,203         $   28,938        $   28,152
Automobile                                                  8,925              9,962            11,358
Computer equipment                                             --                 --               417
                                                       ----------         ----------        ----------
                                                       $   38,128         $   38,900        $   39,927
                                                       ==========         ==========        ==========

         At December 31, 2002, future minimum payments under non-cancelable operating leases with terms of more than 12 months were as follows: 2003 - $32,385,000; 2004 - $24,589,000; 2005 - $17,702,000; 2006 -$13,372,000; 2007 -
$9,982,000; and thereafter - $25,679,000.



40 CRAWFORD & COMPANY

NOTE 5. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt consists of the following at December 31, 2002 and 2001:

(in thousands)                                                    2002               2001
                                                               ----------         ----------
Term loans payable to bank due:
  September 2004, interest payable quarterly at 6.8%           $   15,000         $   15,000
  September 2004, interest payable quarterly at 7.7%               21,000             21,000
  June 2005, interest payable semi-annually at 6.0%                11,087                 --
  October 2004, interest payable quarterly at 4.9%                  2,430                 --
  December 2004, interest payable quarterly at 4.9%                   636                 --
Mortgage payable, secured by building,
  due August 2003, interest rate of 7.3%                              435                477
Capital lease obligations                                             881                227
                                                               ----------         ----------
Total debt                                                         51,469             36,704
Less: current installments                                         (1,493)              (326)
                                                               ----------         ----------
Total long-term debt                                           $   49,976         $   36,378
                                                               ==========         ==========


         The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months and depreciates these assets over the expected useful life.

         The term loans payable contain various provisions that, among other things, require the Company to maintain defined fixed charge coverage and leverage ratios and limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations. The Company was in compliance with its debt covenants as of December 31, 2002.

         The Company maintains uncommitted guidance lines of credit with banks in order to meet seasonal working capital requirements and other financing needs that may arise. The balance of unused lines of credit totaled $22,027,000 at December 31, 2002. Short-term borrowings totaled $30,019,000 and $36,440,000 at December 31, 2002 and 2001, respectively. The weighted average interest rate on short-term borrowings was 4.4% during 2002 and 5.6% during 2001. Cash paid for interest was $4,225,000, $6,080,000, and $5,949,000 for 2002, 2001, and 2000,
respectively.

NOTE 6. SEGMENT AND GEOGRAPHIC INFORMATION

         The Company has two reportable segments: one which provides various claims administration services through branch offices located in the United States ("U.S. Operations") and the other which provides similar services through branch or representative offices located in 66 other countries ("International Operations"). The Company's reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, defined as earnings before special credits and charges, amortization of goodwill, net corporate interest, and income taxes.

         NOTES to Consolidated Financial Statements


    Financial information as of December 31, 2002, 2001, and 2000 covering the Company's reportable segments is presented below:

                                           U.S.            International        Consolidated
 (in thousands)                         Operations          Operations             Totals
                                      -------------        -------------        -------------
2002

REVENUES BEFORE REIMBURSEMENTS        $     508,734        $     190,656        $     699,390
OPERATING EARNINGS                           29,261                7,986               37,247
DEPRECIATION AND AMORTIZATION                12,130                5,284               17,414
CAPITAL EXPENDITURES                         15,630                4,652               20,282
ASSETS                                      259,567              215,209              474,776
                                      =============        =============        =============

2001

Revenues before reimbursements        $     534,671        $     190,868        $     725,539
Operating earnings                           43,255               12,773               56,028
Depreciation and amortization                13,833                6,793               20,626
Capital expenditures                         12,040                7,282               19,322
Assets                                      232,468              198,947              431,415
                                      =============        =============        =============

2000

Revenues before reimbursements        $     519,150        $     193,024        $     712,174
Operating earnings                           48,545               17,024               65,569
Depreciation and amortization                13,548                6,022               19,570
                                      =============        =============        =============

         The Company's most significant international operations are in the United Kingdom ("U.K.") and Canada.

(in thousands)                          U.K.           Canada          Other           Total
                                      --------        --------        --------        --------
2002

REVENUES BEFORE REIMBURSEMENTS        $ 56,736        $ 55,870        $ 78,050        $190,656
LONG-LIVED ASSETS                       57,329          21,724          11,786          90,839
                                      ========        ========        ========        ========

2001

Revenues before reimbursements        $ 65,388        $ 52,546        $ 72,934        $190,868
Long-lived assets                       57,292          22,027           2,491          81,810
                                      ========        ========        ========        ========

2000

Revenues before reimbursements        $ 74,283        $ 47,690        $ 71,051        $193,024
                                      ========        ========        ========        ========

         Revenues before reimbursements by market type as of December 31, 2002, 2001, and 2000 are presented below:

(in thousands)                                            2002               2001              2000
                                                       ----------         ----------        ----------
Insurance companies                                    $  259,090         $  284,966        $  273,177
Self-insured entities                                     191,278            199,049           195,936
Class action services                                      58,366             50,656            50,037
                                                       ----------         ----------        ----------
Total U.S. revenues                                       508,734            534,671           519,150
Total international revenues                              190,656            190,868           193,024
                                                       ----------         ----------        ----------
Total revenues before reimbursements                   $  699,390         $  725,539        $  712,174
                                                       ==========         ==========        ==========


         Substantially all international revenues are derived from the insurance company market.



42 CRAWFORD & COMPANY

NOTE 7.   ACQUISITIONS

The Company's annual acquisitions for the years presented were not material individually, or in the aggregate, to the Company's financial statements. Accordingly, pro forma results of operations are not presented. The Company uses the purchase method of accounting for all acquisitions. The Company considers the purchase price allocations of all acquisitions to be preliminary for the twelve months following the acquisition date and are subject to change during that period. Results of operations of acquired companies are included in the Company's consolidated results as of the acquisition date.

         During 2002, the Company recorded the acquisition of the operations of Robertson & Company Group ("Robertson") in Australia, a claims adjusting company, for an aggregate initial purchase price of $10.2 million in cash, excluding cash acquired. This acquisition was made in order to expand the Company's presence in the Australian market. The strength of the going concern, the established locations, and the assembled workforce of Robertson supported a premium above the fair value of separately identifiable net assets. This premium was recorded as goodwill. The purchase price of Robertson may be further increased based on future earnings through October 31, 2008.

         During 2001, the Company recorded the following acquisitions: Leonard, Hirst & Miller Adjusters (1997), Ltd. ("LH&M"), a Canadian multi-line adjusting firm; Central Victorian Loss Adjusters ("CVLA"), an Australian claims administrator; SVS Experts B.V. ("SVS"), a Dutch independent adjuster; and Resin, an independent adjuster in Brazil, for an aggregate initial purchase price of $6.5 million in cash, excluding cash acquired. In 2002, an additional payment of $138,000 was paid to the former owners of Resin pursuant to the purchase agreement and an additional payment of $96,000 was paid to the former owners of SVS pursuant to the purchase agreement. The purchase price of LH&M may be further increased based on future earnings through April 30, 2004. The purchase price of CVLA may be further increased based on future earnings through June 30, 2004. The purchase price of SVS may be further increased based on future earnings through May 31, 2004. The purchase price of Resin may be further increased based on future earnings through October 31, 2003.

         During 2000, the Company recorded the following acquisitions: Greentree Investigations, Inc. ("Greentree"), a provider of surveillance services; HDS Taxatie en Centra-Expertise BV, a Holland-based claims administrator; and Sudexa, a France-based claims administrator for an aggregate initial purchase price of $4.6 million in cash, excluding cash acquired. Additional payments of $230,000, $239,000 and $42,000 in 2002, 2001, and 2000, respectively, were paid to the former owner of Greentree, pursuant to the purchase agreement. The purchase price of Greentree may be further increased based on future earnings through April 3, 2005.

         During 1999, the Company acquired the Garden City Group ("GCG"), a legal administration services provider, for an initial purchase price of $6.3 million, excluding cash acquired. Additional payments of $2.9 million, $2.5 million, $2.6 million, and $3.3 million in 2002, 2001, 2000, and 1999, respectively, were paid to the former owners of GCG pursuant to the purchase agreement. There are no additional contingent payments due under this agreement.

          NOTES to Consolidated Financial Statements

         In conjunction with the acquisitions during the periods presented, the goodwill recognized, fair values of assets acquired, liabilities assumed, and net cash paid were as follows:

(in thousands)                                                                  2002         2001         2000
                                                                             -------      -------      -------
Goodwill recognized:
    U.S. operations                                                          $ 3,102      $ 2,773      $ 4,217
    International operations                                                   7,992        5,322        2,258
                                                                             -------      -------      -------
    Total goodwill recognized                                                 11,094        8,095        6,475
Fair values of assets acquired                                                 5,155        3,261        2,611
Other liabilities assumed                                                     (2,680)      (2,149)      (1,843)
                                                                             -------      -------      -------
Cash paid, net of cash acquired                                              $13,569      $ 9,207      $ 7,243
                                                                             =======      =======      =======

         The changes in the carrying amount of goodwill for the years ended December 31, 2001 and 2002 are as follows:

(in thousands)
                                                                             Domestic    International
                                                                             Segment        Segment        Total
                                                                             --------    -------------    -------
Balance at December 31, 2000                                                 $23,228        $59,371       $82,599
Acquired goodwill                                                              2,773          5,322         8,079
Amortization                                                                  (1,640)        (1,808)       (3,448)
Foreign currency effect                                                           --         (1,007)         (991)
                                                                             -------        -------       -------
Balance at December 31, 2001
ACQUIRED GOODWILL                                                             24,361         61,878        86,239
FOREIGN CURRENCY EFFECT                                                        3,102          7,992        11,094
                                                                                  --            465           465
                                                                             -------        -------       -------
BALANCE AT DECEMBER 31, 2002                                                 $27,463        $70,335       $97,798
                                                                             =======        =======       =======

NOTE 8.   RESTRUCTURING CHARGES

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

The following is a rollforward of the Company's accrued restructuring costs:

(in thousands)                                                                             Employee
                                                                             Leases       Separations      Total
                                                                             -------      -----------     -------
Balance at January 1, 2000                                                   $ 4,421        $   718       $ 5,139
Utilized                                                                      (1,979)          (402)       (2,381)
                                                                             -------        -------       -------
Balance at December 31, 2000                                                   2,442            316         2,758
Utilized                                                                        (624)          (235)         (859)
                                                                             -------        -------       -------
Balance at December 31, 2001                                                   1,818             81         1,899
UTILIZED                                                                        (254)           (81)         (335)
                                                                             -------        -------       -------
BALANCE AT DECEMBER 31, 2002                                                   1,564             --         1,564
LESS NONCURRENT PORTION                                                       (1,296)            --        (1,296)
                                                                             -------        -------       -------
CURRENT PORTION OF ACCRUED RESTRUCTURING COSTS                               $   268        $    --       $   268
                                                                             =======        =======       =======


44 CRAWFORD & COMPANY

         The noncurrent portion of accrued restructuring costs consists of long-term lease obligations related to various U.K. offices, which the Company has vacated and is currently attempting to sublease. Management believes the remaining reserves are adequate to complete its plan.


NOTE 9.   SPECIAL CREDITS AND CHARGES

In December 2000, the Company announced the termination of its contract with a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge totaled $10.3 million after tax, or $0.21 per share for the year ended December 31, 2000. During 2002, the Company received a cash payment of $6.0 million from a former vendor in full settlement of a business dispute. This credit, net of related income tax expense, increased net income per share by $0.08 during 2002.

NOTE 10.  CONTINGENCIES

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities, and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totaled approximately $141.6 million and $123.7 million at December 31, 2002 and 2001, respectively.

         The Company normally structures its acquisitions to include earnout payments which are contingent upon the acquired entity reaching certain targets for revenues and operating earnings. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2002 levels of revenues and operating earnings, additional payments under existing earnout agreements would approximate $3.6 million through 2008, as follows: 2003 - $435,000; 2004 - $356,000; 2005 - $279,000; and 2008 -
$2,500,000.

         In 2000, the Company received federal grand jury subpoenas requesting certain business and financial records of the Company dating back to 1992. Additional document requests and grand jury subpoenas were received in 2001 and continue to be received in 2002. The Company has been advised by the U.S. Department of Justice Fraud Section that the subpoenas issued by the Fraud Section and local U.S. Attorney offices were issued in connection with a nationwide investigation into the Company's billings for services in some of the U.S. Claims Management and Healthcare Management Services branch offices. The Company is cooperating fully with the government's inquiry and has retained outside counsel to conduct an internal investigation into the Company's billing practices under the direction of the Board of Directors. In addition, the Company has issued written corporate billing policies in order to clarify its billing practices and eliminate inconsistencies in their application, and is continuing to strengthen its internal audit and branch inspection procedures.

         The Company cannot predict when the government's investigation will be completed, its ultimate outcome, or its effect on the Company's financial condition or results of operations. However, the investigation could cause disruption in the delivery of services, and ultimately result in the imposition of civil, administrative or criminal fines or sanctions, as well as potential reimbursements to clients and loss of existing or prospective clients or business opportunities. Any such result could have a material adverse effect on the financial condition and results of operations of the Company. Expenses associated with the investigation were approximately $2.2 million in 2002 and $2.5 million in 2001, net of related tax benefits, or $0.04 and $0.05 per share, respectively.

          NOTES to Consolidated Financial Statements

NOTE 11.  COMMON STOCK

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

SHARE REPURCHASES

In April 1999, the Company's Board of Directors authorized a share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2002, the Company has reacquired 2,150,876 shares of its Class A Common Stock, including 1.9 million shares acquired from Swiss Reinsurance Company in 2000, and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively.

EMPLOYEE STOCK PURCHASE PLAN

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to U.S. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have to up $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 2002, 2001, and 2000, the Company issued 57,652, 80,984, and 83,309 shares, respectively, to employees under this Plan.

         Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of Class A Common Stock to eligible employees in the U.K. The Scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 2002, no shares have been issued under this Scheme.

STOCK OPTION PLANS

The Company has various stock option plans for employees and directors, which provide for nonqualified and incentive stock option grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock. At December 31, 2002, there were 1,674,200 shares available for future option grants under the plans.

         The fair value of options, as discussed in Note 1, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                 2002        2001       2000
                                                                                -------    -------    --------
Expected dividend yield                                                          3.6%        3.4%       3.5%
Expected volatility                                                              33%         20%        20%
Risk-free interest rate                                                          3.7%        4.6%       5.5%
Expected life of options                                                        7 YEARS    7 YEARS    7 YEARS


46 CRAWFORD & COMPANY

         All of the outstanding and exercisable options as of December 31, 2002 are for Class A Common Stock. A summary of the status of the Company's stock option plans is as follows:

(shares in thousands)                          2002                       2001                            2000
                                ------------------------------- ---------------------------   -------------------------
                                             Weighted-Average              Weighted-Average            Weighted-Average
                                 Shares       Exercise Price    Shares      Exercise Price    Shares     Exercise Price
                                -------      ----------------   ------     ----------------   ------   ----------------
Outstanding, beginning of year    5,282          $  13           4,445          $  13          3,998     $  13
  Options granted                   891              9           1,116             10            688        11
  Options exercised                 (24)             4              (8)             3            (65)        7
  Options forfeited and
    expired                        (654)            12            (271)            12           (176)       15
                                -------                          -----                         -----

Outstanding,
  end of year                     5,495             12           5,282             13          4,445        13
                                -------                          -----                         -----
Exercisable,
  end of year                     1,631             12           1,390             12          1,191        12
                                -------                          -----                         -----

Weighted-average fair value
   of options granted during the year:
   Incentive stock options                       $2.23                          $1.90                    $2.33
   Nonqualified stock options                     2.35                           1.90                     2.29


         The following table summarizes information about stock options outstanding at December 31, 2002 (shares in thousands):

                                        Options Outstanding                                  Options Exercisable
                       -------------------------------------------------------       -----------------------------------
                          Number        Weighted-Average                                Number
  Range of             Outstanding          Remaining         Weighted-Average        Exercisable       Weighted-Average
Exercise Prices        at 12/31/02      Contractual Life       Exercise Price         at 12/31/02        Exercise Price
---------------        -----------      ----------------      ----------------        -----------       ----------------
     $ 2 to 8               143               7.4                   $ 4                    53                $ 2
      9 to 12             2,723               6.8                    10                   740                 11
     13 to 17             2,285               4.0                    14                   703                 14
     18 to 20               344               3.4                    19                   135                 19
                          -----                                                         -----
    $ 2 to 20             5,495               5.4                    12                 1,631                 12
                          =====                                                         =====

         As part of the PRISM acquisition during 1999, the Company acquired and converted outstanding PRISM stock options to 141,415 options of Crawford Class A Common Stock at an option price of $2.41 per share. At December 31, 2002, 52,941 of these options were outstanding and exercisable.

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

         The audit committee of the Board of Directors, comprised solely of outside directors, is responsible for monitoring the Company's accounting and reporting practices. The audit committee meets regularly with management, the internal auditors, and the independent auditors to review the work of each and to assure that each performs its responsibilities. The independent auditors, Ernst & Young LLP, are recommended by the audit committee of the Board of Directors, and selected by the Board of Directors. Both the internal auditors and Ernst & Young LLP have unrestricted access to the audit committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of internal accounting controls.


/s/ Grover L. Davis                  /s/ John F. Giblin                         /s/ W. Bruce Swain
-----------------------              ----------------------------               ---------------------------------------
Grover L. Davis                      John F. Giblin                             W. Bruce Swain
Chairman and                         Executive Vice President and               Senior Vice President,
Chief Executive Officer              Chief Financial Officer                    Controller and Chief Accounting Officer


Atlanta, Georgia
January 27, 2003


48 CRAWFORD & COMPANY

          REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheet of Crawford & Company as of December 31, 2002, and the related consolidated statement of income, shareholders' investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Crawford & Company for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations and whose report dated January 25, 2002 expressed an unqualified opinion on those statements before the reclassification adjustments described in
Note 1 and the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets," described in Note 1.

         As discussed above, the financial statements of Crawford & Company as of December 31, 2001 and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 1, the Company reclassified reimbursements received for out-of-pocket expenses from operating expenses to revenues as required by Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." We audited the adjustments that were applied to reclassify the balances reflected in the 2001 and 2000 financial statements. Our procedures included (a) agreeing the reclassification amounts to the Company's underlying accounting records, and (b) testing the mathematical accuracy of the reclassification adjustments. In our opinion, such adjustments are appropriate and have been properly applied. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill that is no longer being amortized to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related net income per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 1 to the consolidated financial statements, in 2002 the Company ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



/s/ ERNST & YOUNG LLP


Atlanta, Georgia
January 27, 2003

The following is a copy of a previously issued Report of Independent Public Accountants. This report relates to prior years' financial statements. This report has not been reissued by Arthur Andersen LLP.

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




/s/ Arthur Andersen LLP
Arthur Andersen LLP
Atlanta, Georgia
January 25, 2002


50 CRAWFORD & COMPANY

         SELECTED FINANCIAL DATA

For The Years Ended December 31,        2002              2001              2000              1999              1998
                                      --------          --------          --------          --------          --------
(in thousands, except per share data)
REVENUES BEFORE REIMBURSEMENTS        $699,390          $725,539          $712,174          $701,926          $667,271

OPERATING EARNINGS(1)                   37,247            56,028            65,569            74,477            66,142

NET INCOME                              24,512            29,445            25,348            39,264            27,465

NET INCOME PER SHARE:
  Basic                                   0.50              0.61              0.52              0.78              0.55
  Diluted                                 0.50              0.61              0.52              0.78              0.54
OPERATING MARGIN                          5.3%              7.7%              9.2%             10.6%              9.9%

CURRENT ASSETS                         272,025           261,284           264,187           267,836           251,146

TOTAL ASSETS                           474,776           431,415           458,351           474,028           432,890

CURRENT LIABILITIES                    148,249           156,307           157,639           157,990           140,574

LONG-TERM DEBT,
LESS CURRENT INSTALLMENTS               49,976            36,378            36,662            16,053             1,854

TOTAL DEBT                              81,488            73,144            81,298            55,430            39,613

SHAREHOLDERS' INVESTMENT               159,431           188,300           217,767           250,279           239,672

TOTAL CAPITAL                          240,919           261,444           299,065           305,709           279,285

CURRENT RATIO                            1.8:1             1.7:1             1.7:1             1.7:1             1.8:1

TOTAL DEBT-TO-TOTAL CAPITAL               33.8%             28.0%             27.2%             18.1%             14.2%

RETURN ON AVERAGE
  SHAREHOLDERS' INVESTMENT                14.1%             14.5%             10.8%             16.0%             12.1%

CASH FLOWS FROM OPERATING
  ACTIVITIES                            52,623            63,072            55,094            68,648            20,936

CASH FLOWS FROM INVESTING
  ACTIVITIES                           (33,371)          (28,275)          (28,297)          (36,778)          (40,409)

CASH FLOWS FROM FINANCING
  ACTIVITIES                           (11,099)          (34,126)          (21,421)          (21,790)          (26,733)

SHAREHOLDERS' EQUITY PER SHARE            3.28              3.88              4.49              4.93              4.71

CASH DIVIDENDS PER SHARE:
  Class A Common Stock                    0.32              0.56              0.55              0.52              0.50
  Class B Common Stock                    0.32              0.56              0.55              0.52              0.50

WEIGHTED-AVERAGE
SHARES OUTSTANDING:
  Basic                                 48,580            48,492            48,845            50,380            50,341
  Diluted                               48,664            48,559            48,933            50,498            50,938
                                      ========          ========          ========          ========          ========

---------------
(1) Earnings before special credits and charges, year 2000 expense, amortization of goodwill, net corporate interest, minority interest, and income taxes. For a reconciliation of operating earnings to net income, see page 18 of this annual report.

          QUARTERLY FINANCIAL DATA (UNAUDITED)
    DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS

                                                                                                                            Fiscal
2002                                           First              Second              Third              Fourth              Year
------------------------------------          -------             -------            -------            --------            -------
(in thousands, except per share data)
REVENUES BEFORE REIMBURSEMENTS                $171,767            $177,989           $175,912           $173,722            $699,390

PRETAX INCOME                                   12,841               7,653              8,863              9,184              38,541

NET INCOME                                       8,167               4,867              5,637              5,841              24,512

NET INCOME PER SHARE - BASIC                      0.17                0.10               0.11               0.12                0.50

NET INCOME PER SHARE - DILUTED                    0.17                0.10               0.11               0.12                0.50

CASH DIVIDENDS PER SHARE:
  Class A Common Stock                            0.14                0.06               0.06               0.06                0.32
  Class B Common Stock                            0.14                0.06               0.06               0.06                0.32

COMMON STOCK QUOTATIONS:(A)
  Class A - High                                 12.00               11.55               7.79               5.50               12.00
  Class A - Low                                   8.40                6.15               4.97               4.06                4.06
  Class B - High                                 14.85               14.97              10.50               7.30               14.97
  Class B - Low                                  11.00                7.60               5.86               5.00                5.00

                                                                                                                            Fiscal
2001                                           First              Second              Third              Fourth              Year
------------------------------------          --------            -------            -------            -------             -------
(in thousands, except per share data)
REVENUES BEFORE REIMBURSEMENTS                $179,455            $186,527           $181,412           $178,145            $725,539

PRETAX INCOME                                   13,291              14,274             10,806              9,430              47,801

NET INCOME                                       8,187               8,793              6,657              5,808              29,445

NET INCOME PER SHARE - BASIC                      0.17                0.18               0.14               0.12                0.61

NET INCOME PER SHARE - DILUTED                    0.17                0.18               0.14               0.12                0.61

CASH DIVIDENDS PER SHARE:
  Class A Common Stock                            0.14                0.14               0.14               0.14                0.56
  Class B Common Stock                            0.14                0.14               0.14               0.14                0.56

COMMON STOCK QUOTATIONS:(A)
  Class A - High                                 10.38               12.50              12.10               9.65               12.50
  Class A - Low                                   9.65                9.00               8.89               8.45                8.45
  Class B - High                                 13.45               18.00              15.25              12.90               18.00
  Class B - Low                                  11.23               10.50              11.42              11.50               10.50

---------------
(A) The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.

         The approximate number of record holders of the Company's stock as of December 31, 2002: Class A - 1,916 and Class B - 782.


52 CRAWFORD & COMPANY