Form 10-K, Exhibit 13
period 2005-12-31
CRAWFORD & CO
filed 2006-03-16
CIK 25475

                                                                               .
                                                                               .
                                                                               .

                                                                      Exhibit 13

2005 Financial Review

Management's Discussion and Analysis of Financial
   Condition and Results of Operations                         18

Management's Statement on Responsibility for
   Financial Reporting                                         37

Management's Report on Internal Control over
   Financial Reporting                                         38

Report of Independent Registered Public Accounting
   Firm on Management's Assessment of Internal Control
   over Financial Reporting                                    39

Report of Independent Registered Public Accounting
   Firm on Financial Statements                                40

Consolidated Statements of Income                              41

Consolidated Balance Sheets                                    42

Consolidated Statements of Shareholders' Investment            44

Consolidated Statements of Cash Flows                          45

Notes to Consolidated Financial Statements                     46

Selected Financial Data                                        65

Quarterly Financial Data (unaudited)
Dividend Information and Common Stock Quotations               66

Shareholder Information, Board of Directors and Officers       IBC

                               CRAWFORD & COMPANY

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains and incorporates by reference forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). We desire to take advantage of the "safe harbor" provisions of the 1995 Act. The 1995 Act provides a "safe harbor" for forward-looking statements to encourage companies to provide information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected.

Statements contained in this report that are not historical in nature are forward-looking statements made pursuant to the "safe harbor" provisions of the 1995 Act. These statements are included throughout this report, and in the documents incorporated by reference in this report, and relate to, among other things, projections of revenues, earnings, earnings per share, cash flows, capital expenditures, working capital or other financial items, output, expectations, or trends in revenues or expenses. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, case volumes, profitability, contingencies, debt covenants, liquidity, and capital resources. The words "anticipate", "believe", "could", "would", "should", "estimate", "expect", "intend", "may", "plan", "goal", "strategy", "predict", "project", "will" and similar terms and phrases identify forward-looking statements in this report and in the documents incorporated by reference in this report.

Additional written and oral forward-looking statements may be made by us from time to time in information provided to the Securities and Exchange Commission, press releases, our website, or otherwise.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations and the forward-looking statements related to our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Included among, but not limited to, the risks and uncertainties we face are global economic conditions, interest rates, foreign exchange rates, regulations and practices of various governmental authorities, the competitive environment, the financial conditions of our clients, regulatory changes related to funding of defined benefit pension plans, changes in the degree to which property and casualty insurance carriers outsource their claims handling functions, changes in overall employment levels and associated workplace injury rates in the U. S., the ability to identify new revenue sources not tied to the insurance underwriting cycle, the ability to develop or acquire information technology resources to support and grow our business, the ability to attract and retain qualified personnel, renewal of existing major contracts with clients on satisfactory financial terms, general risks associated with doing business outside the U.S., possible legislation or changes in market conditions that may curtail or limit growth in product liability and securities class actions, man-made disasters and natural disasters.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events anticipated or unanticipated. All future written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the cautionary statements made herein.

                                BUSINESS OVERVIEW

Based in Atlanta, Georgia, Crawford & Company is the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 offices in 63 countries. Our major service lines include property and casualty claims management, integrated claims and medical management for workers' compensation, legal settlement administration including class action and warranty inspections, and risk management information services. Our shares are traded on the New York Stock Exchange under the symbols CRDA and CRDB.

Insurance companies, which represent the major source of our revenues, customarily manage their own claims administration function but require limited services which we provide, primarily field investigation and evaluation of property and casualty insurance claims. Self-insured entities typically require a broader range of services from us. In addition to field investigation and evaluation of their claims, we may also provide initial loss reporting services for their claimants, loss mitigation services such as medical case management and vocational rehabilitation, risk management information services, and administration of the trust funds established to pay their claims. Finally, we also perform legal settlement administration related to securities, product liability, bankruptcy, and other class action settlements, including identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds. Such services are generally referred to by us as class action services.

The claims management services market, both in the United States ("U.S.") and internationally, is highly competitive and comprised of a large number of companies of varying size and scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by the insurance underwriting cycle, weather-related events, general economic activity, and overall employment levels and associated workplace injury rates. Accordingly, we cannot predict case volumes which may be referred to us in the future.

We generally earn our revenues on an individual fee-per-claim basis. Accordinglly, the volume of claim referrals to us is a key driver of our revenues. When the insurance underwriting market is soft, insurance companies are generally more aggressive in the risks they underwrite, and insurance premiums and policy deductibles decline. This usually results in an increase in industry-wide claim referrals which will increase claim referrals to us provided we maintain at least our existing share of the overall claim services market. During a hard insurance underwriting market, as we have experienced since the September 11, 2001 terrorist attacks, insurance companies become very selective in the risks they underwrite, and insurance premiums and policy deductibles increase, sometimes quite dramatically. This results in a reduction in industry-wide claims volumes, which reduces claims referrals to us unless we can offset the decline in claim referrals with growth in our share of the overall claims services market. Our ability to grow our market share in such a highly fragmented, competitive market is primarily dependent on the delivery of superior quality service and effective, properly focused sales efforts.

                       RESULTS OF CONSOLIDATED OPERATIONS

Consolidated net income was $12,881,000 for 2005 as compared to $25,172,000 in 2004 and $7,662,000 in 2003. Consolidated net income for 2004 included a special gain of $5.2 million, net of related income taxes, on the sale of an undeveloped parcel of real estate. Consolidated net income for 2003 was reduced by a nondeductible payment of $8.0 million under an agreement with the U.S. Department of Justice to resolve an investigation into our billing practices.

With the exception of income taxes, net corporate interest expense, and special credits and charges, our results of operations are discussed and analyzed by our two operating segments: U.S. Operations and International Operations. The discussion and analysis of our two operating segments follows the sections on income taxes, net corporate interest expense, and special credit and charge.

INCOME TAXES

Taxes on income totaled $7.1 million, $12.3 million, and $9.0 million for 2005, 2004, and 2003, respectively. Our consolidated effective tax rate may change periodically due to changes in enacted tax rates, fluctuations in the mix of income earned from our various international operations, and our ability to utilize net operating loss carryforwards in certain of our international subsidiaries. Our effective tax rate for 2005 was 35.4%. Our effective tax rate for 2004 was 37.4%, excluding a tax refund claim of $1.7 million. In June 2004, we settled a tax credit refund claim with the Internal Revenue Service and recorded a receivable of $3.5 million comprised of a tax refund of $1.7 million and associated interest of $1.8 million. Our effective tax rate for 2003 was 36.4%, excluding the effect of a special $8.0 million after-tax charge. During November 2003, we made a nondeductible payment of $8.0 million in connection with the settlement of a U.S. Department of Justice investigation.

NET CORPORATE INTEREST EXPENSE

Net corporate interest expense is comprised of interest expense that we incur on our short- and long-term borrowings, partially offset by interest income we earn on available cash balances. These amounts vary based on interest rates, borrowings outstanding, and the amounts of invested cash. Net corporate interest expense totaled $5.1 million, $3.5 million, and $5.4 million for 2005, 2004, and 2003, respectively. For 2004, net corporate interest expense included interest income of $1.8 million associated with the tax refund claim discussed above.

SPECIAL CREDIT AND SPECIAL CHARGE

During September 2004, we completed the sale of an undeveloped parcel of real estate. We received net cash of $2.0 million and a $7.6 million first lien mortgage note receivable, at an effective interest rate of approximately 4% per annum, due in its entirety in 270 days. A pretax gain of $8.6 million was recognized on the sale. After reflecting income taxes, this special credit increased 2004 net income by $5.2 million, or $0.11 per share. The note receivable has been paid in its entirety.

During November 2003, we made a nondeductible payment of $8.0 million in connection with the settlement of a U.S. Department of Justice investigation. This special charge reduced 2003 net income per share by $0.16.

                           SEGMENT OPERATING EARNINGS

Our reportable segments, U.S. Operations and International Operations, represent components of our business for which separate financial information is available that is evaluated regularly by our chief decision maker in deciding how to allocate resources and in assessing performance. The individual services listed in the front inside cover of this Annual Report do not represent separate reportable segments. Rather, they describe the various claims administration services performed within our approximately 700 field branches around the world.

Operating earnings, a non-GAAP (generally accepted accounting principles) financial measure, is one of the key performance measures our senior management and chief decision maker use to evaluate the performance of our operating segments and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate our operating performance using the same criteria our management uses. Operating earnings exclude income tax expense, net corporate interest expense, and special credits and charges.

Net corporate interest expense and income taxes are recurring components of our net income, but they are not considered part of our segment operating earnings since they are managed on a corporate-wide basis. Net corporate interest expense results from capital structure decisions made by management, and income taxes are based on statutory rates in effect in each of the locations where we provide services and vary throughout the world. Neither of these costs relates directly to the performance of our services, and therefore both are excluded from segment operating earnings in order to better assess the results of our segment operating activities on a consistent basis. Special credits and charges represent events that are not considered part of our segment operating earnings since they historically have not impacted our performance and are not expected to impact our performance within the next two years.

In the normal course of our business, we sometimes pay for certain out-of-pocket expenses that are reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses in our Consolidated Statements of Income. In some of the discussion and analysis that follows, we do not believe it is informative to include the GAAP required gross up of our revenues and expenses for these reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our Consolidated Statements of Income with no impact to our net income. Except where noted, revenue amounts exclude reimbursements for out-of-pocket expenses. Expense amounts exclude reimbursed out-of-pocket expenses, special credits and charges, net corporate interest expense, and income taxes.

Our discussion and analysis of operating expenses is comprised of two components. Compensation and Fringe Benefits include all compensation, payroll taxes, and benefits provided to our employees which, as a service company, represents our most significant and variable expense. Expenses Other Than Compensation and Fringe Benefits include outsourced services, office rent and occupancy costs, other office operating expenses, cost of risk, and amortization and depreciation.

This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes.

Operating results for our U.S. and international operations, reconciled to net income, were as follows:

(in thousands)

                                                                                                 % Change
                                                                                              From Prior Year
                                                                                            --------------------
Years Ended December 31                              2005          2004          2003        2005          2004
-----------------------                            --------      --------      --------     ------        ------
REVENUES:
   U.S., before reimbursements                     $486,570      $478,137      $471,847        1.8%         1.3%
   International, before reimbursements             285,413       255,430       219,086       11.7%        16.6%
                                                   --------      --------      --------
      Total, before reimbursements                  771,983       733,567       690,933        5.2%         6.2%
   Reimbursements                                    82,784        78,095        77,077        6.0%         1.3%
                                                   --------      --------      --------
      Total Revenues                               $854,767      $811,662      $768,010        5.3%         5.7%

COMPENSATION & FRINGE BENEFITS:
   U.S.                                            $304,188      $290,804      $290,135        4.6%         0.2%
   % of Revenues before reimbursements                 62.5%         60.8%         61.5%
   International                                    199,421       175,538       152,231       13.6%        15.3%
   % of Revenues before reimbursements                 69.9%         68.7%         69.5%
                                                   --------      --------      --------
      Total                                        $503,609      $466,342      $442,366        8.0%         5.4%
      % of Revenues before reimbursements              65.2%         63.6%         64.0%

EXPENSES OTHER THAN COMPENSATION &
FRINGE BENEFITS:
   U.S.                                            $170,625      $166,533      $158,423        2.5%         5.1%
   % of Revenues before reimbursements                 35.1%         34.8%         33.6%
   International                                     72,664        68,306        60,104        6.4%        13.6%
   % of Revenues before reimbursements                 25.4%         26.8%         27.4%
                                                   --------      --------      --------
      Total                                         243,289       234,839       218,527        3.6%         7.5%
      % of Revenues before reimbursements              31.5%         32.0%         31.6%
   Reimbursements                                    82,784        78,095        77,077        6.0%         1.3%
                                                   --------      --------      --------
      Total                                        $326,073      $312,934      $295,604        4.2%         5.9%
      % of Revenues                                    38.1%         38.6%         38.5%

OPERATING EARNINGS:
   U.S.                                            $ 11,757      $ 20,800      $ 23,289      (43.5%)      (10.7%)
   % of Revenues before reimbursements                  2.4%          4.4%          4.9%
   International                                     13,328        11,586         6,751       15.0%        71.6%
   % of Revenues before reimbursements                  4.7%          4.5%          3.1%

ADD/(DEDUCT):
   SPECIAL CREDIT (CHARGE)                               --         8,573        (8,000)    (100.0%)      207.2%
   NET CORPORATE INTEREST EXPENSE                    (5,145)       (3,536)       (5,414)      45.5%       (34.7%)
   INCOME TAXES                                      (7,059)      (12,251)       (8,964)     (42.4%)       36.7%
                                                   --------      --------      --------
      NET INCOME                                   $ 12,881      $ 25,172      $  7,662      (48.8%)      228.5%
                                                   ========      ========      ========

                                 U.S. OPERATIONS

YEARS ENDED DECEMBER 31, 2005 AND 2004

REVENUES BEFORE REIMBURSEMENTS

U.S. revenues before reimbursements, by market type, for 2005 and 2004 were as follows:

(in thousands)                                   2005       2004     Variance
--------------                                 --------   --------   --------
Insurance companies                            $222,515   $233,531    (4.7%)
Self-insured entities                           152,523    158,190    (3.6%)
Class action services                           111,532     86,416    29.1%
                                               --------   --------
   TOTAL U.S. REVENUES BEFORE REIMBURSEMENTS   $486,570   $478,137     1.8%
                                               ========   ========

Revenues before reimbursements from insurance companies decreased 4.7% to $222.5 million in 2005 compared to $233.5 million in 2004, which reflected a $6.1 million decline in catastrophe-related revenues from the 2004 period when we were responding to the hurricanes that struck the southeastern United States. Revenues generated by our catastrophe adjusters totaled $36.4 million in 2005 compared to $42.5 million in 2004. The decrease in revenues from insurance company clients was also due to a continued softening in referrals for high-frequency, low-severity claims during 2005. Revenues from self-insured entities decreased 3.6%, to $152.5 million in 2005 from $158.2 million in 2004, due primarily to a reduction in claim referrals from our existing clients, only partially offset by net new business gains. See the following analysis of U.S. cases received. Class action services revenues, including administration and inspection services, increased 29.1%, from $86.4 million in 2004 to $111.5 million in 2005 due to several major securities class action projects. Class action services revenues are project-based and can fluctuate significantly.

REIMBURSEMENTS INCLUDED IN TOTAL REVENUES

Reimbursements for out-of-pocket expenses included in total revenues for our U.S. operations were $52.9 million in 2005, increasing from $49.1 million in 2004. This increase was primarily attributable to our class action services unit which had higher out-of-pocket costs in 2005 related to the increase in class action services revenues.

CASE VOLUME ANALYSIS

Excluding class action services revenues, U.S. unit volume, measured principally by cases received, decreased 10.7% from 2004 to 2005. This decrease was partially offset by a 7.2% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 3.5% decrease in U.S. revenues before reimbursements from 2004 to 2005. The decrease in referrals of high-frequency, low-severity claims increased our average revenue per claim in 2005. Growth in class action services revenues, which are project-based, increased U.S. revenues before reimbursements by 5.3% in 2005.

Excluding class action services, U.S. unit volume by major service line, as measured by cases received, for 2005 and 2004 was as follows:

(whole numbers)                  2005      2004    Variance
---------------                -------   -------   --------
Property                       216,813   255,030    (15.0%)
Casualty                       190,287   209,110     (9.0%)
Workers' Compensation          139,670   148,902     (6.2%)
Vehicle                        126,486   144,306    (12.3%)
Other                           21,367    20,808      2.7%
                               -------   -------
   TOTAL U.S. CASES RECEIVED   694,623   778,156    (10.7%)
                               =======   =======

During 2004, property claims increased significantly due to the four hurricanes that struck Florida and other southeastern states. Hurricanes Katrina, Rita, and Wilma did not generate the same claims volume for us in 2005. The declines in casualty and workers' compensation claims in 2005 were due to a reduction in claims from our existing clients and reflected continued weakness in the growth of U.S. employment levels and associated workplace injuries. The decline in vehicle claims during 2005 was due to a decline in referrals of high-frequency, low-severity claims from our insurance company clients.

COMPENSATION AND FRINGE BENEFITS

Our most significant expense is the compensation of employees, including related payroll taxes and fringe benefits. U.S. compensation expense as a percent of revenues before reimbursements increased to 62.5% in 2005 as compared to 60.8% in 2004. This increase primarily reflected an increase in capacity in our U.S. claims management operations due to the decline in claims volume. We have maintained our existing service capabilities in our U.S. field operations as we continue to focus on growing market share in our U.S. markets. Average full-time equivalent employees totaled 4,287 in 2005, up slightly from 4,263 in 2004.

U.S. salaries and wages increased 4.7%, to $251.7 million in 2005 from $240.5 million in 2004. This increase was primarily a result of merit salary increases granted during the year. Payroll taxes and fringe benefits for U.S. operations totaled $52.5 million in 2005, increasing 4.4% from 2004 costs of $50.3 million. The increase for 2005 was primarily due to higher costs in our self-insured workers' compensation and employee group medical benefit programs.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues before reimbursements to 35.1% in 2005 from 34.8% in 2004. This increase reflected higher outsourced administration fees associated with growth in class action services revenues during 2005.

REIMBURSED EXPENSES

Reimbursed out-of-pocket expenses included in total expenses for our U.S. operations were $52.9 million in 2005, increasing from $49.1 million in 2004. This increase was primarily attributable to our class action services unit which had higher out-of-pocket costs in 2005 related to the increase in class action services revenues.

YEARS ENDED DECEMBER 31, 2004 AND 2003

REVENUES BEFORE REIMBURSEMENTS

U.S. revenues before reimbursements, by market type, for 2004 and 2003 were as follows:

(in thousands)                                    2004       2003     Variance
--------------                                  --------   --------   --------
Insurance companies                             $233,531   $229,781     1.6%
Self-insured entities                            158,190    167,526    (5.6%)
Class action services                             86,416     74,540    15.9%
                                                --------   --------
   Total U.S. Revenues before Reimbursements    $478,137   $471,847     1.3%
                                                ========   ========

Revenues before reimbursements from insurance companies increased 1.6% to $233.5 million in 2004 compared to $229.8 million in 2003, due to an $18.1 million increase in revenues generated by our catastrophe adjuster unit in response to the hurricanes that struck the southeastern United States during the 2004 third quarter. This increase was partially offset by a decline in referrals for high-frequency, low-severity claims from our insurance company clients during 2004. Revenues generated by our catastrophe adjusters totaled $42.5 million in 2004 compared to $24.4 million in 2003. Revenues from self-insured entities decreased 5.6%, to $158.2 million in 2004 from $167.5 million in 2003, due primarily to a reduction in claim referrals from our existing clients, only partially offset by net new business gains. See the following analysis of U.S. cases received. Class action services revenues, including administration and inspection services, increased 15.9%, from $74.5 million in 2003 to $86.4 million in 2004. This increase was due to work performed on several major projects awarded during 2004. Class action services revenues are project-based and can fluctuate significantly.

REIMBURSEMENTS INCLUDED IN TOTAL REVENUES

Reimbursements for out-of-pocket expenses included in total revenues for our U.S. operations increased slightly to $49.1 million in 2004 from $49.0 million in 2003.

CASE VOLUME ANALYSIS

Excluding class action services revenues, U.S. unit volume, measured principally by cases received, decreased 5.5% from 2003 to 2004. This decrease was partially offset by a 4.3% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 1.2% decrease in U.S. revenues before reimbursements from 2003 to 2004. Growth in class action services revenues, which are project-based, increased U.S. revenues before reimbursements by 2.5% in 2004.

Excluding class action services, U.S. unit volume by major service line, as measured by cases received, for 2004 and 2003 was as follows:

(whole numbers)                  2004      2003    Variance
---------------                -------   -------   --------
Property                       255,030   224,432     13.6%
Casualty                       209,110   213,980     (2.3%)
Workers' Compensation          148,902   180,787    (17.6%)
Vehicle                        144,306   184,266    (21.7%)
Other                           20,808    20,107      3.5%
                               -------   -------
   Total U.S. Cases Received   778,156   823,572     (5.5%)
                               =======   =======

The increase in property claims was due to the four hurricanes that struck Florida and other southeastern states during August and September of 2004. Conservative underwriting by insurance companies, including significant increases in policy deductibles, contributed to an industry-wide decline in property and casualty claims frequency, exclusive of hurricane-related claims. Our decline in workers' compensation claims referrals was due to a reduction in claims from our existing clients, only partially offset by new business gains, and reflected a continued weakness in U.S. employment levels and associated workplace injury rates. The decline in vehicle claims was due to a decline in referrals of high-frequency, low-severity claims from our insurance company clients.

COMPENSATION AND FRINGE BENEFITS

Our most significant expense is the compensation of employees, including related payroll taxes and fringe benefits. U.S. compensation expense as a percent of revenues before reimbursements decreased to 60.8% in 2004 as compared to 61.5% in 2003, reflecting greater utilization of our operating capacity due to the increase in catastrophe claims in the second half of 2004. In response to the overall decline in U.S. claims volume, we reduced our U.S. full-time equivalent employees by 6.3% as compared to 2003. Average full-time equivalent employees totaled 4,263 in 2004, down from 4,548 in 2003.

U.S. salaries and wages increased 2.1%, to $240.5 million in 2004 from $235.6 million in 2003. This increase reflected higher compensation expense in our catastrophe unit due to the hurricanes that struck the southeastern United States during the 2004 third quarter. Payroll taxes and fringe benefits for U.S. operations totaled $50.3 million in 2004, decreasing 7.7% from 2003 expenses of $54.5 million. This decrease primarily reflected a reduction in pension expense of $5.4 million in 2004, net of an increase in self-insured workers' compensation costs.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues before reimbursements to 34.8% in 2004 from 33.6% in 2003. This increase reflected higher outsourced administration fees associated with growth in class action services revenues during 2004.

REIMBURSED EXPENSES

Reimbursed expenses included in total expenses for our U.S. operations increased slightly to $49.1 million in 2004 from $49.0 million in 2003.

                            INTERNATIONAL OPERATIONS

YEARS ENDED DECEMBER 31, 2005 AND 2004

REVENUES BEFORE REIMBURSEMENTS

Substantially all international revenues were derived from the insurance company market.

Revenues before reimbursements from our international operations totaled $285.4 million in 2005, an 11.7% increase from the $255.4 million reported in 2004. Excluding acquisitions, international unit volume, measured principally by cases received, increased 21.1% in 2005 compared to 2004. Our third quarter 2004 acquisition of the net assets of Cabinet Mayoussier, Cabinet Tricaud, and TMA in France increased international revenues by 0.8% in 2005. Revenues before reimbursements decreased 14.6% due to changes in the mix of services provided and in the rates charged for those services. Growth in high-frequency, low-severity claims referrals in the United Kingdom ("U.K.") and Continental Europe, Middle East, and Africa ("CEMEA") from new contracts entered into during 2004 and 2005 reduced the average revenue per claim during 2005. However, this decline in average revenue per claim was offset by higher unit volume, resulting in an overall revenue increase in 2005. See the following analysis of international cases received. Revenues before reimbursements reflected a 4.4% increase during 2005 due to the positive effect of a weak U.S. dollar, primarily as compared to the British pound and the euro.

REIMBURSEMENTS INCLUDED IN TOTAL REVENUES

Reimbursements for out-of-pocket expenses included in total revenues for our international operations increased to $29.9 million in 2005 from $29.0 million in 2004. This increase was primarily due to the positive effect of a weak U.S. dollar, as compared to the British pound and the euro.

CASE VOLUME ANALYSIS

International unit volume by region for 2005 and 2004 was as follows:

(whole numbers)                           2005      2004    Variance
---------------                         -------   -------   --------
United Kingdom                          142,313   110,361     29.0%
Americas                                125,192   113,701     10.1%
CEMEA                                   116,569    88,802     31.3%
Asia/Pacific                             39,082    36,488      7.1%
                                        -------   -------
   TOTAL INTERNATIONAL CASES RECEIVED   423,156   349,352     21.1%
                                        =======   =======

The increase in the U.K. during 2005 was due to claims received from new contracts entered into during 2004 and 2005. The increase in the Americas was primarily due to flood-related claims activity in Canada during the 2005 third and fourth quarters. The increase in CEMEA was primarily due to weather-related claims in Sweden received from two new clients and an increase in claims received from new contracts entered into during 2004 and 2005. The increase in Asia/Pacific was due to weather-related claims in various countries.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues before reimbursements, compensation expense, including related payroll taxes and fringe benefits, increased to 69.9% in 2005 from 68.7% in 2004. This increase was due to higher incentive compensation expense related to the increase in international operating earnings, primarily in the U.K. There was an average of 3,238 full-time equivalent employees in 2005, up from 3,158 in 2004.

Salaries and wages of international personnel increased 12.7% to $167.2 million in 2005 compared to $148.3 million in 2004, increasing as a percent of revenues before reimbursements from 58.1% in 2004 to 58.6% in 2005. Payroll taxes and fringe benefits increased 18.4% to $32.2 million in 2005 compared to $27.2 million in 2004, increasing as a percent of revenues before reimbursements from 10.6% in 2004 to 11.3% in 2005. The increases in these costs were largely the result of a decline in the value of the U.S. dollar against other major currencies, primarily the British pound and euro, and staffing increases in the U.K. to handle claims received from new contracts entered into in late 2005.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased as a percent of revenues before reimbursements from 26.8% in 2004 to 25.4% in 2005. This decrease was primarily due to lower bad debt expense resulting from improved collections and also due to greater utilization of our leased office space in response to the increase in incoming cases in the U.K. and CEMEA.

REIMBURSED EXPENSES

Reimbursed expenses for out-of-pocket costs included in total expenses for our international operations increased to $29.9 million in 2005 from $29.0 million in 2004. This increase was due to a decline in the value of the U.S. dollar against other major currencies.

YEARS ENDED DECEMBER 31, 2004 AND 2003

REVENUES BEFORE REIMBURSEMENTS

Revenues before reimbursements from our international operations totaled $255.4 million in 2004, a 16.6% increase from the $219.1 million reported in 2003. Excluding acquisitions, international unit volume, measured principally by cases received, increased 1.5% in 2004 compared to 2003. Our third quarter 2004 acquisition of the net assets of Cabinet Mayoussier, Cabinet Tricaud, and TMA in France increased international revenues before reimbursements by 0.7% in 2004. Revenues before reimbursements increased 4.3% due to changes in the mix of services provided and in the rates charged for those services. Revenues before reimbursements reflected a 10.1% increase during 2004 due to the positive effect of a weak U.S. dollar, primarily as compared to the British pound and the euro.

REIMBURSEMENTS INCLUDED IN TOTAL REVENUES

Reimbursements for out-of-pocket expenses included in total revenues for our international operations increased to $29.0 million in 2004 from $28.1 million in 2003. This increase was due to a greater use of outside experts associated with handling hurricane-related claims in the Caribbean during 2004.

CASE VOLUME ANALYSIS

Excluding the impact of acquisitions on 2004 cases received, international unit volume by region for 2004 and 2003 was as follows:

(whole numbers)                           2004      2003    Variance
---------------                         -------   -------   --------
United Kingdom                          110,361    96,429    14.4%
Americas                                113,701   117,789    (3.5%)
CEMEA                                    84,831    86,504    (1.9%)
Asia/Pacific                             36,488    39,475    (7.6%)
                                        -------   -------
   Total International Cases Received   345,381   340,197     1.5%
                                        =======   =======

The increase in the U.K. was largely due to additional claims received from new contracts entered into in late 2003 and during 2004. The decrease in the Americas was due to the receipt of approximately 6,000 low-value property claims in Brazil during 2003. There was no such receipt of claims during 2004. This decline in the Americas was partially offset by an increase in weather-related claims in the Caribbean. The decrease in CEMEA was due to the loss of a client in South Africa which referred approximately 3,200 high-frequency, low-value claims to us during 2003. The decrease in Asia/Pacific was primarily due to a decline in weather-related claims in Australia during 2004.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues before reimbursements, compensation expense, including related payroll taxes and fringe benefits, decreased to 68.7% in 2004 from 69.5% in 2003 due primarily to greater utilization of operating capacity within the U.K. as a result of an increase in claims volume. Average full-time equivalent employees totaled 3,158 in 2004 (including approximately 41 full-time equivalent employees added by our acquisition in France), up from 3,115 in 2003.

Salaries and wages of international personnel increased 15.0% to $148.3 million in 2004 compared to $129.0 million in 2003, decreasing as a percent of revenues before reimbursements from 58.9% in 2003 to 58.1% in 2004. Payroll taxes and fringe benefits increased 17.2% to $27.2 million in 2004 compared to $23.2 million in 2003, remaining constant as a percent of revenues before reimbursements at 10.6% in 2004 and 2003. The increases in these costs were largely the result of a decline in the value of the U.S. dollar against other major currencies, primarily the British pound and euro, and staffing increases in the U.K. to handle claims received from new contracts entered into in late 2003 and during 2004.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased as a percent of revenues before reimbursements from 27.4% in 2003 to 26.8% in 2004 due primarily to an increase in profit sharing earned from a third-party Caribbean entity that we provided claims adjusters to on an outsourced basis.

REIMBURSED EXPENSES

Reimbursed expenses for out-of-pocket costs included in total expenses for our international operations increased to $29.0 million in 2004 from $28.1 million in 2003. This increase was due to the greater use of outside experts associated with handling hurricane-related claims in the Caribbean during 2004.

              LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

At December 31, 2005, our working capital balance (current assets less current liabilities) was approximately $125.8 million, a decrease of $5.0 million from the working capital balance at December 31, 2004. Cash and cash equivalents at the end of 2005 totaled $49.4 million, increasing $5.9 million from $43.6 million at the end of 2004.

CASH PROVIDED BY OPERATING ACTIVITIES

Cash provided from operations increased by $4.1 million, from $35.8 million in 2004 to $39.8 million in 2005, despite lower net income in 2005 compared to 2004. Cash was generated in 2005 by the collections of accounts receivable related to the hurricanes that struck the southeastern U.S. and Caribbean region late in 2004 and by improved collections in our class action services unit. These collections were partially offset by higher income tax payments in 2005. Income tax payments in 2005 were $10.6 million compared to net refunds received of $2.0 million in 2004. Cash provided by operations in 2005 included $2.1 million of reimbursements received from lessors for leasehold improvements we made to several of our offices under operating leases. During 2005, we made cash contributions of $6.7 million to our U.S. defined contribution retirement plan compared to $6.4 million in 2004. We plan to make contributions of $6.5 million in 2006 to this plan. Cash of $3.7 million was used to fund our defined benefit pension plans in 2005 compared to $4.1 million in 2004. During 2006, we expect to contribute $5.6 million to our defined benefit pension plans. Proposed legislation in the U.S. Congress and recent regulatory changes in the U.K. could significantly increase required future funding of our U.S. and U.K. defined benefit pension plans.

CASH USED IN INVESTING ACTIVITIES

Cash used in investing activities declined by $1.9 million, from $16.6 million in 2004 to $14.7 million in 2005. Net of the $2.1 million in leasehold improvements funded by lessors, cash used to acquire property and equipment, including capitalized software, increased $2.1 million from $18.2 million in 2004 to $20.3 million in 2005. We estimate our capital additions in 2006, including capitalized software, will approximate 2005 levels. Also in 2005, we received $7.6 million in full payment of a note receivable related to the 2004 sale of an undeveloped parcel of land.

CASH USED IN FINANCING ACTIVITIES

Cash used in financing activities declined by $3.4 million, from $22.2 million in 2004 to $18.8 million in 2005. Net debt reduction, primarily for short-term borrowings, was $8.0 million in 2005 compared to $11.3 million in 2004. During 2006, we are required to make a $5.6 million installment payment on our senior $50.0 million note payable. Cash dividends to shareholders in 2005 were not significantly different than 2004, approximating $11.7 million for each year. As a percentage of net income, cash dividends totaled 91.2% in 2005, compared to 58.7% (before special credit) in 2004.

The Board of Directors declares cash dividends to shareholders each quarter based on an assessment of current and projected earnings and cash flows. Our ability to pay future dividends could be impacted by many factors including the funding requirements for our defined benefit pension plans, repayments of outstanding borrowings, and future levels of cash generated by our operating activities.

Our senior debt and revolving credit agreement contain various provisions that limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which we expect to restrict future operations. Based on these provisions, a maximum amount of $16,881,000 of our retained earnings at December 31, 2005 is available for the payment of cash dividends to shareholders in 2006.

During 2005, we did not repurchase any shares of our Class A or Class B Common Stock. As of December 31, 2005, 705,863 shares remain to be repurchased under the discretionary 1999 share repurchase program authorized by the Board of Directors. We believe it is unlikely that we will repurchase shares under this program in the foreseeable future due to the decline in the funded status of our defined benefit pension plans (see Note 2 of the consolidated financial statements).

OTHER MATTERS CONCERNING LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

We maintain a $70.0 million committed revolving credit line with a syndication of banks in order to meet seasonal working capital requirements and other financing needs that may arise. This committed revolving credit line was renewed on September 30, 2005, and the expiration date of the credit line was extended to September 2010. The renewal did not change the dollar amount of the credit line or interest rate terms. As a component of this credit line, we maintain a letter of credit facility to satisfy certain of our own contractual obligations. Including $13.3 million committed under the letter of credit facility, the balance of our unused line of credit totaled $27.8 million at December 31, 2005. Our short-term debt obligations typically peak during the first quarter and generally decline during the balance of the year. Short-term borrowings outstanding, including bank overdraft facilities, as of December 31, 2005 totaled $28.9 million, decreasing from $36.7 million at the end of 2004. Long-term borrowings outstanding, including current installments, totaled $52.3 million as of December 31, 2005, compared to $53.4 million at December 31, 2004. We have historically used the proceeds from our long-term borrowings to finance business acquisitions, primarily in our international segment. Refer to the Debt Covenants discussion under the "Factors that May Affect Future Results" section of our MD&A for further discussion and analysis of our borrowing capabilities.

We believe our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations for the next 12 months.

We have not engaged in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of our foreign subsidiaries. Foreign currency denominated debt serves to hedge the currency exposure of our net investment in foreign operations.

Shareholders' investment at the end of 2005 was $179.0 million, compared with $194.8 million at the end of 2004. This decline was the result of dividends paid to shareholders and an increase in our minimum pension liabilities, partially offset by net income and net positive currency translations.

During 2005, we recorded an adjustment to Accumulated Other Comprehensive Loss, a component of Shareholders' Investment, to increase our minimum pension liabilities by $17.1 million, net of related tax benefit. During 2004, we recorded an adjustment to increase our minimum pension liabilities by $2.2 million, net of related tax benefit. These non-cash items resulted primarily from fluctuations in the fair market value of our pension investments as of the plans' respective measurement dates and an overall decline in applicable interest rates used to discount the plans' liabilities during 2005 and 2004.

                   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates and judgments based upon historical experience and various other factors that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies for revenue recognition, allowance for doubtful accounts, valuation of goodwill and other long-lived assets, defined benefit pension plans, determination of our effective tax rate, and self-insured risks require significant judgments and estimates in the preparation of the consolidated financial statements. Changes in these underlying estimates could potentially materially affect consolidated results of operations, financial position and cash flows in the period of change. Although some variability is inherent in these estimates, the amounts provided for are based on the best information available to us and we believe these estimates are reasonable.

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

As of December 31, 2005, deferred revenues related to lifetime claim handling arrangements approximated $15.4 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims. Absent an increase in per-claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $392,000, which is less than a $0.01 impact on net income per share, for the year ended December 31, 2005. If our average claim closing rates for lifetime claims increased by 1%, we would have recognized additional revenues of approximately $331,000, which is less than a $0.01 impact on net income per share, for the year ended December 31, 2005.

The estimate for deferred revenues is a critical accounting estimate for our U.S. segment.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments and adjustments clients may make to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices made by clients are accounted for as reductions to revenues. These allowances are established by using historical write-off information to project future experience and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current property and casualty insurance industry conditions. Each quarter we evaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

As of December 31, 2005, our allowance for doubtful accounts totaled $16.0 million or approximately 8.9% of gross billed receivables. If the financial condition of our clients deteriorated, resulting in an inability to make required payments to us, additional allowances may be required. If the allowance for doubtful accounts changed by 1% of gross billed receivables, reflecting either an increase or decrease in expected future write-offs, the impact to 2005 pretax income would have been approximately $1.8 million, or $0.02 on net income per share.

The estimate for the allowance for doubtful accounts is a critical accounting estimate for both our U.S. and international segments.

VALUATION OF GOODWILL AND OTHER LONG-LIVED ASSETS

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test in accordance with Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), for goodwill, SFAS 109, "Accounting for Income Taxes" ("SFAS 109"), for deferred income tax assets, and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), for other long-lived assets. We believe goodwill and other long-lived assets were appropriately valued and not impaired at December 31, 2005.

We perform an annual impairment analysis of goodwill in accordance with SFAS 142 where we compare the book value of our operating segments to the estimated market value of those segments as determined by discounting future projected cash flows. Based upon our analysis completed in the 2005 fourth quarter, we did not have an impairment of goodwill in 2005. The estimated market values of our segments are based upon certain assumptions made by us. If the growth or weighted-average cost of capital assumptions used to calculate the market value of our operating segments changed, impairment could result. If the revenue growth rate assumption used to value our operating segments decreased to zero from 3.5%, or our weighted-average cost of capital assumption increased by 300 basis points from 10% to 13%, we would have a potential impairment in our international operating segment. We would then be required to perform a detailed analysis to measure the amount of impairment loss, if any. No potential impairment would exist in our U.S. segment for similar assumption changes.

The valuation of goodwill and other long-lived assets is a critical accounting estimate for both our U.S. and international segments.

DEFINED BENEFIT PENSION PLANS

We sponsor various defined benefit pension plans in the U.S., U.K., and Holland which cover a substantial number of employees in each location. We use a September 30 measurement date to determine pension expense under SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87"), for our U.S. defined benefit pension plan and an October 31 measurement date for our international defined benefit pension plans. Our U.S. defined benefit retirement plan was frozen on December 31, 2002. Our U.K. defined benefit retirement plans have also been frozen for new employees, but existing participants may still accrue additional benefits. Benefits payable under our U.S. and Holland defined benefit retirement plans are generally based on career compensation, while the U.K. plans are generally based on an employee's final salary. Our funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. Plan assets are invested in equity securities and fixed income investments, with a target allocation of approximately 40% to 80% in equity securities and 20% to 60% in fixed income investments.

We use the services of independent actuaries for our defined benefit pension plans. We review the actuarial assumptions on an annual basis and select the assumptions to be used by the actuaries. The major assumptions used in accounting for the plans in 2005 were a discount rate of 5.79% and an expected return on plan assets ranging from 7.40% to 8.50%. For the annual discount rate assumption, we have adopted an appropriate single discount rate based on a portfolio of investment grade corporate bonds matched to the future payment of the benefit obligations. The expected long-term rates of return on plan assets are based on the plans' asset mix, actual historical returns on equity securities and fixed income investments held by the plans, and an assessment of expected future returns.

The estimated liabilities for our defined benefit pension plans are sensitive to changes in the underlying assumptions for the expected return on plan assets and the discount rate used to determine the present value of projected benefits payable under the plans. If our assumption for the expected return on plan assets of our U.S. and U.K. defined benefit pension plans changed by 0.50%, representing either an increase or decrease in expected returns, the impact to 2005 pretax income would have been approximately $2.1 million, or $0.03 on net income per share. If our assumption for the discount rate changed by 0.25%, representing either an increase or decrease in interest rates used to value pension plan liabilities, the impact to 2005 pretax income would have been approximately $1.6 million, or $0.02 on net income per share.

The estimates for our defined benefit pension plans are critical accounting estimates for both our U.S. and international segments.

DETERMINATION OF EFFECTIVE TAX RATE

We account for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liabilities, unbilled and deferred revenues, self-insurance, and depreciation and amortization.

For financial reporting purposes, in accordance with the liability method of accounting for income taxes as specified in SFAS 109, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the Consolidated Balance Sheets. The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the enacted statutory tax rates for the year in which we estimate these differences will reverse.

We must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets. Other factors which influence the effective tax rate include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which we operate, and our ability to utilize net operating loss carryforwards in certain of our international subsidiaries.

Our effective tax rate was 35.4% of pretax income for 2005. If our effective tax rate changed by 1%, we would have recognized an increase or decrease to income tax expense of approximately $199,000, or less than a $0.01 impact on net income per share, for the year ended December 31, 2005.

The estimate for income taxes is a critical accounting estimate for both our U.S. and international segments.

SELF-INSURED RISKS

We self insure certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Provisions for claims incurred under self-insured programs are made based on our estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to us, and the adverse development of reserves on reported losses. These estimated liabilities are calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. The liabilities for claims incurred under our self-insured workers' compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. Each quarter we evaluate the adequacy of the assumptions used in developing these estimated liabilities and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

As of December 31, 2005, our estimated liability for self-insured risks totaled $26.8 million. The estimated liability is most sensitive to changes in the ultimate reserve for a claim and the interest rate used to discount the liability. We believe our provisions for self-insured losses are adequate to cover the ultimate net cost of losses incurred. However, these provisions are estimates and amounts ultimately settled may be significantly greater or less than the provisions established. If the average discount rate we used to determine the present value of our self-insured workers' compensation and employee disability liabilities had changed by 1%, reflecting either an increase or decrease in underlying interest rates, our estimated liabilities for these self-insured risks would have been impacted by approximately $417,000, resulting in an increase or decrease to 2005 net income of approximately $269,000, or $0.01 per share.

The estimate for self-insured risks is a critical accounting estimate for our U.S. segment.

NEW ACCOUNTING STANDARDS

Information related to new accounting standards adopted during 2005, 2004, and 2003 is provided in Note 1 to our consolidated financial statements contained in this Annual Report. Information related to our pending adoptions of new accounting standards is provided in the "Factors That May Affect Future Results" section of this MD&A.

                                   MARKET RISK

DERIVATIVES

We did not enter into any transactions using derivative financial instruments or derivative commodity instruments during the years ended December 31, 2005, 2004, or 2003.

FOREIGN CURRENCY EXCHANGE

Our international operations expose us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Our revenues before reimbursements from international operations were 37.0%, 34.8%, and 31.7% of total revenues before reimbursements for 2005, 2004, and 2003, respectively. Except for borrowings in foreign currencies, we do not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.

We measure currency earnings risk related to our international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2005 were used to perform the sensitivity analysis. Such analysis indicated that a hypothetical 10% change in foreign currency exchange rates would have increased or decreased pretax income by approximately $1,097,000, or $0.01 on net income per share, during 2005 had the U.S. dollar exchange rate increased or decreased relative to the currencies to which we had exposure.

INTEREST RATES

We are exposed to interest rate fluctuations on certain of our variable rate borrowings. Depending on general economic conditions, we use variable rate debt for short-term borrowings and fixed rate debt for long-term borrowings. As of December 31, 2005, we had $28.9 million in short-term borrowings outstanding, including bank overdraft facilities, with an average variable interest rate of 5.9%. If the average interest rate increased or decreased by 1%, the impact to 2005 pretax income would have been approximately $289,000, or less than a $0.01 impact on net income per share.

Changes in the projected benefit obligations of our defined benefit pension plans are largely dependent on changes in prevailing interest rates that we use to value these obligations under SFAS 87 as of the plans' respective measurement dates. If our assumption for the discount rate changed by 0.25%, representing either an increase or decrease in the rate, the projected benefit obligation of our U.S. and U.K. defined benefit pension plans would have changed by approximately $19.3 million. The impact of this change to 2005 pretax income would have been approximately $1.6 million, or $0.02 on net income per share.

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

LEGAL PROCEEDINGS

On December 9, 2004, we received a subpoena from the State of New York, Office of the Attorney General, requesting various documents relating to our operations. We responded to that subpoena in early 2005 and the Office of the Attorney General requested no additional documents. We anticipate that we will have no further involvement in this matter. The actions taken by the Office of the Attorney General have had no material impact on our financial condition, results of operations, or cash flows.

We do not anticipate that this matter will have any effect on our financial condition, results of operations, or cash flows in the future.

We were recently audited under California Labor Code Sections 129 and 129.5 by the Audit Unit, Division of Workers' Compensation, Department of Industrial Relations, State of California ("Audit Unit"). The Audit Unit focused its audit on workers' compensation files which we handled on behalf of our clients in our El Segundo, California office in 2001 and 2002. We have agreed in principle to resolve the issues being reviewed by the Audit Unit and are currently documenting an agreement. Based on discussions with representatives of the Division of Workers' Compensation and the terms of the proposed agreement with the Division, we do not believe that the resolution of the matter will have a material effect on our financial condition, results of operations, or cash flows.

CONTINGENT PAYMENTS

We normally structure business acquisitions to include earnout payments, which are contingent upon the acquired entity reaching certain revenue and operating earnings targets. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2005 levels of revenues and operating earnings, additional payments under existing earnout agreements approximate $2.0 million through 2009, as follows: 2006 - $0; 2007 - $0; 2008 - $1.858 million; and 2009 - $142,000.

At December 31, 2005, we have committed $13.3 million under letters of credit to satisfy certain of our own contractual requirements. As noted in our discussion of Debt Covenants, these letter of credit commitments were outstanding under our $70.0 million revolving credit agreement.

CONTRACTUAL OBLIGATIONS

As of December 31, 2005, the impact that our contractual obligations (excluding payments for interest and short-term borrowings) are expected to have on our liquidity and cash flow in future periods is as follows:

                                                         Payments Due by Period
                                       ----------------------------------------------------------
                                       Less than                           More than 5
(in thousands)                           1 Year    1-3 Years   3-5 Years      Years        Total
--------------                         ---------   ---------   ---------   -----------   --------
Long-term debt, including current
   portions (Note 5)                    $ 6,091     $22,651     $22,525      $   114     $ 51,381
Operating lease obligations (Note 4)     29,908      42,963      26,558       28,538      127,967
Capital lease obligations (Note 5)          350         381         128           11          870
Outsourced services obligation           12,194       2,541          --           --       14,735
                                        -------     -------     -------      -------     --------
Total                                   $48,543     $68,536     $49,211      $28,663     $194,953
                                        =======     =======     =======      =======     ========

The obligation for outsourced services relates to certain information technology functions performed by a third-party provider under a contract with an initial term that will expire during the first quarter of 2007.

PENSION EXPENSE AND FUNDING

Net periodic benefit costs for our defined benefit pension plans totaled $7,795,000, $6,705,000 and $12,068,000 in 2005, 2004, and 2003, respectively.
Effective December 31, 2002, we froze our U.S. defined benefit pension plan and replaced it with a defined contribution retirement plan. Future cash funding of our U.S. and international defined benefit pension plans will depend largely on future investment performance, interest rates, and regulatory requirements. The unrecognized net loss on our defined benefit pension plans totaled $133,211,000 and $108,774,000 at the end of 2005 and 2004, respectively. This increase was primarily due to a decline in long-term interest rates used to discount our defined benefit pension liabilities. For 2006, we expect to make contributions of approximately $5.6 million to our U.K. and Holland defined benefit pension plans. We are currently not required to make any contributions to the U.S. defined benefit pension plan in 2006. Pension costs for 2006 are expected to be $8.9 million for our defined benefit pension plans. Cash contributions to our U.S. defined contribution plan of approximately $6.5 million will be made in the 2006 first quarter.

PROPOSED LEGISLATION

We are aware of proposed U.S. legislation that may impact the Pension Benefit Guaranty Corporation ("PBGC") and the Employee Retirement Income Security Act of 1974 ("ERISA") as they relate to defined benefit pension plans in the U.S. Our frozen U.S. defined benefit pension plan is regulated by both the PBGC and ERISA. We understand that this proposed legislation, if enacted, could significantly alter future pension funding requirements and actuarial formulas used by sponsors of defined benefit pension plans that are regulated by the PBGC and ERISA. Our plan, including the related critical accounting policies and estimates, could be impacted by any such future legislation. This proposed legislation has not been finalized or enacted into law. Our defined benefit pension plans are significantly underfunded based on current long-term interest rates used to discount our pension liabilities, and any future required contributions to these plans could be substantial. The proposed U.S. legislation affecting pension plan funding could result in the need for additional cash payments by us into our U.S. defined benefit pension plan.

DEBT COVENANTS

In October 2003, we entered into a committed $70.0 million revolving credit line pursuant to a revolving credit agreement (the "Revolving Credit Agreement") and issued $50.0 million in 6.08% senior notes pursuant to a notes purchase agreement (the "Notes Purchase Agreement"). As of December 31, 2005, there was $28.9 million outstanding on the revolving credit line, including bank overdrafts of $0.7 million, with an average variable interest rate of 5.9%. In addition, letters of credit of $13.3 million were also committed under this revolving credit line. The $50.0 million senior notes have scheduled principal repayments of approximately $5.6 million beginning October 2006 and continuing semi-annually through October 2010. The stock of Crawford & Company International, Inc. is pledged as security under these agreements and our U.S. subsidiaries have guaranteed our obligations under these agreements.

On September 30, 2005, we executed a First Amended and Restated Credit Agreement ("Amended Revolving Credit Agreement") to our existing $70.0 million Revolving Credit Agreement dated October 2003. The Amended Revolving Credit Agreement does not change the dollar amount of the credit line or interest rate terms. The expiration date is extended to September 29, 2010.

On September 30, 2005, we also executed a Waiver and Amendment (the "Amended Note Purchase Agreement") to our original Note Purchase Agreement of October 2003 involving our $50.0 million 6.08% senior notes payable. The Amended Note Purchase Agreement does not change the interest rate, payment schedule, or maturity date of the 6.08% senior notes.

Both the original Revolving Credit Agreement and the original Note Purchase Agreement contained various provisions which required us to maintain defined leverage ratios, fixed charge coverage ratios, and minimum net worth thresholds.

As a result of the amended agreements, the material provisions in the original agreements were modified at September 30, 2005 as follows:

     1) We must maintain, on a rolling four quarter basis, a leverage ratio of consolidated debt to earnings before interest expense, income taxes, depreciation, amortization, certain non-recurring charges, and capitalization of internally developed software costs ("EBITDA") of no more than 2.75 times EBITDA. This ratio is reduced to 2.50 times EBITDA effective for the quarter ended September 30, 2006, and to 2.25 times EDITDA effective for the quarter ended September 30, 2007.

     2) We must also maintain, on a rolling four quarter basis, a fixed charge coverage ratio of EBITDA plus lease expenses ("EBITDAR") to total fixed charges, consisting of interest expense and lease expense, of no less than 1.5 times fixed charges through the quarter ended September 30, 2007. Effective the quarter ended December 31, 2007, this ratio changes to no less than 1.75 times fixed charges.

     3) We are also required to maintain a minimum net worth equal to $167,200,000 plus 50% of our cumulative positive consolidated net income earned after June 30, 2005, plus 100% of the net proceeds from any equity offering, subject to terms and conditions. For purposes of determining minimum net worth, any non-cash adjustments after June 30, 2005 related to our pension liabilities, goodwill, or foreign currency translation are excluded.

     4) During 2006, we are authorized to pay dividends to holders of our common stock up to an amount not to exceed the sum of 2005 consolidated net income plus $4,000,000. All other original provisions regarding the payments of dividends during the terms of these original and amended agreements remain unchanged.

     5) Prior to June 30, 2006, we are allowed to sell, or sell and lease back, the real estate that comprises our corporate headquarters in Atlanta, Georgia.

We were in compliance with these debt covenants as of December 31, 2005. If we do not meet the covenant requirements in the future, we would be in default under these agreements. In such an event, we would need to obtain a waiver of the default or repay the outstanding indebtedness under the agreements. If we could not obtain a waiver on satisfactory terms, we could be required to renegotiate this indebtedness. Any such renegotiations could result in less favorable terms, including higher interest rates and accelerated payments. Based upon our projected operating results for 2006, we expect to remain in compliance with the financial covenants contained in the Amended Revolving Credit Agreement and the Amended Notes Purchase Agreement throughout 2006.

However, there can be no assurance that our actual financial results will match our planned results or that we will not violate the covenants.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2005, we have not entered into any off-balance sheet arrangements that could materially impact our operations, financial conditions, or cash flows.

PENDING ADOPTION OF NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"), which is a revision of SFAS 123, "Accounting for Stock Compensation." SFAS 123R supersedes SFAS 123 and Accounting Principles Board ("APB") Opinion 25 "Accounting for Stock Issued to Employees" ("APB 25") and amends SFAS 95, "Statement of Cash Flows." Additionally, the FASB issued three Staff Positions in 2005 related to SFAS 123R. In March 2005, the SEC issued Staff Accounting Bulletin 107, "Share-Based Payments", which expresses the SEC staff's views on various SFAS 123R implementation issues for public companies.

Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires companies to measure and recognize compensation cost for all share-based payments based on the fair value of the shares, including employee stock options. Pro forma disclosure will not be permitted under SFAS 123R. When originally issued, SFAS 123R was to be effective for public companies for the first interim or annual period beginning after June 15, 2005. However, in April 2005 the SEC amended Regulation S-X to allow public companies that had not yet adopted SFAS 123R to delay adoption of the Statement until the beginning of the first annual period beginning after June 15, 2005. Accordingly, we expect to adopt SFAS 123R at the beginning of 2006.

SFAS 123R permits public companies to adopt its requirements using one of two methods: 1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date, and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or 2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) to all prior periods presented, or (b) to prior interim periods of the year of adoption. We plan to adopt SFAS 123R using the "modified prospective" method.

As permitted by SFAS 123, we currently account for share-based payments to our employees using APB 25's intrinsic value method. Under APB 25, we recognize compensation cost for stock grants, but we generally recognize no compensation cost for our employee stock option and employee stock purchase plans ("ESPP") due to the terms of those plans. Accordingly, the adoption of SFAS 123R's fair value method will have an impact on our results of operations, although it will have no net impact on our financial position. The future impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that Standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share under "Stock-Based Compensation" in Note 1 to the consolidated financial statements. Based on ESPP activity and stock options issued through December 31, 2005, adoption of SFAS 123R at the beginning of 2006, and use of the "modified prospective" method, we expect the adoption of SFAS 123R to reduce net income by approximately $1,037,000 in 2006, or $0.02 per share.

SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current generally accepted accounting principles. Any additional impact on our future net income or cash flows cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and on employee exercises of stock options.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires retrospective application for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also states that a correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction under SFAS 154 will involve adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial statements. SFAS 123R, which we plan to adopt at the beginning of 2006, contains explicit transitional guidance. Accordingly, the requirements of SFAS 154 will not apply to our pending adoption of SFAS 123R.

                               CRAWFORD & COMPANY

        MANAGEMENT'S STATEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgements and estimates where appropriate.

The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel. Management believes it maintains an effective system of internal accounting controls.

The Audit Committee of the Board of Directors, comprised solely of outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent auditors to review the work of each and to assure that each performs its responsibilities. The independent auditors, Ernst & Young LLP, were selected by the Audit Committee of the Board of Directors and approved by shareholder vote. Both the internal auditors and Ernst & Young LLP have unrestricted access to the Audit Committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of accounting, disclosure and financial reporting controls.


/s/ Thomas W. Crawford     /s/ John F. Giblin             /s/ W. Bruce Swain
------------------------   ----------------------------   ----------------------
Thomas W. Crawford         John F. Giblin                 W. Bruce Swain
President and              Executive Vice President       Senior Vice President,
Chief Executive Officer    and Chief Financial Officer    Controller, and Chief
                                                          Accounting Officer

Atlanta, Georgia
March 9, 2006

        MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Crawford & Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report dated March 9, 2006, which is included herein.


/s/ Thomas W. Crawford     /s/ John F. Giblin             /s/ W. Bruce Swain
------------------------   ----------------------------   ----------------------
Thomas W. Crawford         John F. Giblin                 W. Bruce Swain
President and              Executive Vice President       Senior Vice President,
Chief Executive Officer    and Chief Financial Officer    Controller, and Chief
                                                          Accounting Officer

Atlanta, Georgia
March 9, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CRAWFORD & COMPANY:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Crawford & Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Crawford & Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that Crawford & Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Crawford & Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Crawford & Company as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 9, 2006 expressed an unqualified opinion thereon.


                                        /s/ Ernst & Young LLP

Atlanta, Georgia
March 9, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheets of Crawford & Company as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Crawford & Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006 expressed an unqualified opinion thereon.


                                        /s/ Ernst & Young LLP

Atlanta, Georgia
March 9, 2006

                               CRAWFORD & COMPANY

                        CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,                          2005       2004       2003
--------------------------------                        --------   --------   --------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
   Revenues before reimbursements                       $771,983   $733,567   $690,933
   Reimbursements                                         82,784     78,095     77,077
                                                        --------   --------   --------
      TOTAL REVENUES                                     854,767    811,662    768,010
                                                        --------   --------   --------
COSTS AND EXPENSES:
   Costs of services provided, before reimbursements     607,951    565,863    530,362
   Reimbursements                                         82,784     78,095     77,077
                                                        --------   --------   --------
   COSTS OF SERVICES                                     690,735    643,958    607,439
   Selling, general, and administrative expenses         138,947    135,318    130,531
   Special (credit) and charge (Note 8)                       --     (8,573)     8,000
   Corporate interest expense, net of interest income
      of $714, $2,363, and $444, respectively              5,145      3,536      5,414
                                                        --------   --------   --------
      TOTAL COSTS AND EXPENSES                           834,827    774,239    751,384
                                                        --------   --------   --------
INCOME BEFORE INCOME TAXES                                19,940     37,423     16,626
PROVISION FOR INCOME TAXES                                 7,059     12,251      8,964
                                                        --------   --------   --------
NET INCOME                                              $ 12,881   $ 25,172   $  7,662
                                                        ========   ========   ========
NET INCOME PER SHARE:
   Basic                                                $   0.26   $   0.52   $   0.16
                                                        ========   ========   ========
   Diluted                                              $   0.26   $   0.51   $   0.16
                                                        ========   ========   ========
WEIGHTED-AVERAGE SHARES OUTSTANDING:
   Basic                                                  48,930     48,773     48,668
                                                        ========   ========   ========
   Diluted                                                49,347     48,996     48,776
                                                        ========   ========   ========
CASH DIVIDENDS PER SHARE:
   Class A Common Stock                                 $   0.24   $   0.24   $   0.24
                                                        ========   ========   ========
   Class B Common Stock                                 $   0.24   $   0.24   $   0.24
                                                        ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                               CRAWFORD & COMPANY

                           CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,                                                2005        2004
------------------                                             ---------   ---------
(IN THOUSANDS)
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                   $  49,441   $  43,571
   Accounts receivable, less allowance for doubtful accounts
      of $15,986 in 2005 and $21,859 in 2004                     163,087     176,187
   Unbilled revenues, at estimated billable amounts              109,319     103,586
   Prepaid expenses and other current assets                      14,964      21,363
                                                               ---------   ---------
TOTAL CURRENT ASSETS                                             336,811     344,707
                                                               ---------   ---------
PROPERTY AND EQUIPMENT:
   Property and equipment, at cost                               150,008     154,553
   Less accumulated depreciation                                (113,071)   (120,054)
                                                               ---------   ---------
NET PROPERTY AND EQUIPMENT                                        36,937      34,499
                                                               ---------   ---------
OTHER ASSETS:
   Intangible assets arising from acquisitions, net              110,035     109,410
   Capitalized software costs, net                                33,068      32,894
   Deferred income tax assets                                     38,217      32,172
   Other                                                          16,596      17,578
                                                               ---------   ---------
TOTAL OTHER ASSETS                                               197,916     192,054
                                                               ---------   ---------
                                                               $ 571,664   $ 571,260
                                                               =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

                               CRAWFORD & COMPANY

                           CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,                                                                 2005               2004
------------------                                                               --------           --------
(IN THOUSANDS)
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
   Short-term borrowings                                                         $ 28,888           $ 36,731
   Accounts payable                                                                42,434             41,730
   Accrued compensation and related costs                                          52,377             45,961
   Self-insured risks                                                              17,664             17,827
   Accrued income taxes                                                            17,880             22,760
   Other accrued liabilities                                                       25,670             24,062
   Deferred revenues                                                               19,608             22,682
   Current installments of long-term debt and capital leases                        6,441              2,056
                                                                                 --------           --------
TOTAL CURRENT LIABILITIES                                                         210,962            213,809
                                                                                 --------           --------
NONCURRENT LIABILITIES:
   Long-term debt and capital leases, less current installments                    45,810             51,389
   Deferred revenues                                                               10,409             10,179
   Self-insured risks                                                               9,122             10,958
   Minimum pension liabilities                                                    101,406             73,893
   Post-retirement medical benefit obligation                                       4,569              5,544
   Other                                                                           10,355             10,655
                                                                                 --------           --------
TOTAL NONCURRENT LIABILITIES                                                      181,671            162,618
                                                                                 --------           --------
SHAREHOLDERS' INVESTMENT:
   Class A common stock, $1.00 par value, 50,000 shares authorized;
      24,293 and 24,157 shares issued and outstanding in 2005 and 2004             24,293             24,157
   Class B common stock, $1.00 par value, 50,000 shares authorized;
      24,697 shares issued and outstanding in 2005 and 2004                        24,697             24,697
   Additional paid-in capital                                                       6,311              5,606
   Unearned stock-based compensation                                                  (37)                --
   Retained earnings                                                              202,351            201,213
   Accumulated other comprehensive loss                                           (78,584)           (60,840)
                                                                                 --------           --------
TOTAL SHAREHOLDERS' INVESTMENT                                                    179,031            194,833
                                                                                 --------           --------
                                                                                 $571,664           $571,260
                                                                                 ========           ========

The accompanying notes are an integral part of these consolidated financial statements.

                               CRAWFORD & COMPANY

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

(in thousands)                               COMMON STOCK                                              ACCUMULATED
                                       ------------------------    UNEARNED      ADDITIONAL               OTHER          TOTAL
                                         CLASS A      CLASS B     STOCK-BASED     PAID-IN    RETAINED  COMPREHENSIVE  SHAREHOLDERS'
                                        NON-VOTING     VOTING     COMPENSATION    CAPITAL    EARNINGS      LOSS        INVESTMENT
                                       ------------  ----------   ------------   ---------  ---------  ----------------------------
Balance at December 31, 2002 -
 (See Note 1)                          $     23,925  $   24,697   $         -    $   4,688  $ 191,767  $    (85,646)  $   159,431

Comprehensive income:
    Net income                                    -           -             -            -      7,662             -         7,662
    Currency translation adjustment               -           -             -            -          -        10,806        10,806
    Minimum pension liability
     adjustment (net of $3.4
     million income tax expense)                  -           -             -            -          -         5,958         5,958
                                       ------------  ----------   -----------    ---------  ---------  ------------   -----------
Total comprehensive income                                                                                                 24,426
    Dividends paid                                -           -             -            -    (11,682)            -       (11,682)
    Shares issued in connection
     with employee benefit plans                102           -             -          317          -             -           419
                                       ------------  ----------   -----------    ---------  ---------  ------------   -----------
Balance at December 31, 2003                 24,027      24,697             -        5,005    187,747       (68,882)      172,594

Comprehensive income:
    Net income                                    -           -             -            -     25,172             -        25,172
    Currency translation adjustment               -           -             -            -          -        10,260        10,260
    Minimum pension liability
     adjustment (net of $1.3
     million income tax benefit)                  -           -             -            -          -        (2,218)       (2,218)
                                       ------------  ----------   -----------    ---------  ---------  ------------   -----------
Total comprehensive income                                                                                                 33,214
    Dividends paid                                -           -             -            -    (11,706)            -       (11,706)
    Shares issued in connection
      with employee benefit plans               130           -             -          601          -             -           731
                                       ------------  ----------   -----------    ---------  ---------  ------------   -----------
Balance at December 31, 2004                 24,157      24,697             -        5,606    201,213       (60,840)      194,833

Comprehensive loss:

    Net income                                    -           -             -            -     12,881             -        12,881
    Currency translation adjustment               -           -             -            -          -          (656)         (656)
    Minimum pension liability
     adjustment (net of $7.7
     million income tax benefit)                  -           -             -            -          -       (17,088)      (17,088)
                                       ------------  ----------   -----------    ---------  ---------  ------------   -----------
Total comprehensive loss                                                                                                   (4,863)
    Dividends paid                                -           -             -            -    (11,743)            -       (11,743)
    Restricted shares issued                      5           -           (37)          32          -             -             -
    Tax benefit from exercises
     of stock options                             -           -             -           90          -             -            90
    Stock-based compensation                      -           -             -           92          -             -            92
    Shares issued in connection
     with employee benefit plans                131           -             -          491          -             -           622
                                       ------------  ----------   -----------    ---------  ---------  ------------   -----------
Balance at December 31, 2005           $     24,293  $   24,697   $       (37)   $   6,311  $ 202,351  $    (78,584)  $   179,031
                                       ============  ==========   ===========    =========  =========  ============   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                               CRAWFORD & COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                                  2005       2004       2003
--------------------------------                                --------   --------   --------
(IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                   $ 12,881   $ 25,172   $  7,662
   Reconciliation of net income to net cash provided
      by operating activities:
      Depreciation and amortization                               19,183     18,177     16,642
      Deferred income taxes                                        3,926      3,758      1,603
      Stock-based compensation                                        92         --         --
      Loss (gain) on sales of land, property, and equipment          271     (7,786)        54
      Changes in operating assets and liabilities,
         net of effects of acquisitions:
            Accounts receivable, net                              12,422    (30,726)        18
            Unbilled revenues                                     (6,085)     3,191      1,042
            Prepaid or accrued income taxes                       (7,230)    11,246     (4,640)
            Accounts payable and accrued liabilities               6,509      9,444     11,689
            Deferred revenues                                     (3,105)     2,947        345
            Prepaid and accrued pension costs                      2,725      1,647      5,600
            Prepaid expenses and other                            (1,766)    (1,319)    (2,814)
                                                                --------   --------   --------
Net cash provided by operating activities                         39,823     35,751     37,201
                                                                --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisitions of property and equipment                        (15,328)   (10,666)   (11,136)
   Acquisitions of businesses, net of cash acquired                 (121)      (617)      (277)
   Capitalization of software costs                               (7,040)    (7,574)   (12,681)
   Proceeds from 2004 sale of undeveloped land                     7,562      2,028         --
   Proceeds from sales of property and equipment                     330        250        373
   Other investing activity                                         (112)        --         --
                                                                --------   --------   --------
Net cash used in investing activities                            (14,709)   (16,579)   (23,721)
                                                                --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid                                                (11,743)   (11,706)   (11,682)
   Proceeds from exercise of stock options                           622        731        419
   Increase in short-term borrowings                               1,799         84     39,790
   Payments on short-term borrowings                              (8,426)   (10,031)   (33,094)
   Proceeds from long-term debt                                       --         --     50,272
   Payments on long-term debt and capital leases                  (1,389)    (1,347)   (50,973)
   Capitalized loan costs                                            313         31        891
                                                                --------   --------   --------
Net cash used in financing activities                            (18,824)   (22,238)    (4,377)
                                                                --------   --------   --------
Effects of exchange rate changes on cash and cash equivalents       (420)       832      1,768
                                                                --------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   5,870     (2,234)    10,871
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    43,571     45,805     34,934
                                                                --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $ 49,441   $ 43,571   $ 45,805
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

                               CRAWFORD & COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. MAJOR ACCOUNTING AND REPORTING POLICIES

                 NATURE OF OPERATIONS AND INDUSTRY CONCENTRATION

Based in Atlanta, Georgia, Crawford & Company is the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 offices in 63 countries. Major service lines include property and casualty claims management, integrated claims and medical management for workers' compensation, legal settlement administration including class action and warranty inspections, and risk management information services. The Company's shares are traded on the New York Stock Exchange under the symbols CRDA and CRDB. Substantial portions of the Company's revenues and accounts receivable are derived from United States ("U.S.") claims services provided to the property and casualty insurance industry.

                           PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions. The financial statements of the Company's international subsidiaries other than Canada and the Caribbean are included in the Company's consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.

Under Financial Accounting Standards Board ("FASB") Interpretation No. 46-Revised ("FIN 46R"), the Company consolidates the liabilities of its deferred compensation plan and the related assets, which are held in a rabbi trust and considered a variable interest entity of the Company under FIN 46R. At December 31, 2005, the liabilities under this deferred compensation plan were $8,064,000, and the fair value of the assets held in the related rabbi trust were $13,436,000. This variable interest entity is included in the Company's consolidated financial statements.

                  PRIOR YEAR RECLASSIFICATIONS AND CORRECTIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

As previously disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, the Company recorded a reclassification during the third quarter of 2005. This reclassification is described below.

During 2002, the Company recorded in Accumulated Other Comprehensive Loss a tax benefit of $4,165,000 related to exercises of stock options. During the third quarter 2005, the Company reclassified this $4,165,000 tax benefit from Accumulated Other Comprehensive Loss to Additional Paid-In Capital within Shareholders' Investment as required by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). This reclassification, which is a correction of a prior error, had no net impact on the Company's net income, financial position, shareholders' investment, or cash flows. This reclassification has been reflected in the accompanying Consolidated Balance Sheets and Consolidated Statements of Shareholders' Investment as of December 31, 2002.

Related to this reclassification, the following revisions have been made to the Company's Consolidated Statements of Shareholders' Investment and Consolidated Balance Sheets:

                           Additional                Accumulated Other
                         Paid-In Capital            Comprehensive Loss
                    -------------------------   -------------------------
                    As originally               As originally
(in thousands)         reported     Corrected      reported     Corrected
--------------      -------------   ---------   -------------   ---------
Balance at:
December 31, 2002       $  523        $4,688      $(81,481)     $(85,646)
December 31, 2003          840         5,005       (64,717)      (68,882)
December 31, 2004        1,441         5,606       (56,675)      (60,840)

Total Accumulated Other Comprehensive Loss as reported in Note 1, Major Accounting and Reporting Policies, to the Company's consolidated financial statements originally issued for the years ended December 31, 2004 and 2003 has been revised as follows to reflect this reclassification:

(in  thousands)                                      2004        2003
---------------                                   ---------   ---------
Minimum pension liabilities                       $(107,281)  $(103,741)
   Tax benefit on minimum pension liabilities        39,083      37,761
                                                  ---------   ---------
Minimum pension liabilities, net of tax benefit     (68,198)    (65,980)
Cumulative translation adjustment                     7,358      (2,902)
                                                  ---------   ---------
Total accumulated other comprehensive loss        $ (60,840)  $ (68,882)
                                                  =========   =========

The Company receives reimbursements from clients for pass-through expenses related to the cost of media advertising and postage incurred during advertising and noticing campaigns related to class action settlements administered by the Company. As previously disclosed in the Company's amended Annual Report on Form 10-K/A for the year ended December 31, 2003, the Company revised its Consolidated Statement of Income for the year ended December 31, 2003 in order to correctly reflect total reimbursements. The Company originally recorded certain of these reimbursements as a reduction of cost of services rather than reimbursement revenues. The impact of these revisions increased reimbursement revenues and expenses by $35,129,000 for the year ending December 31, 2003. These revisions had no effect on the Company's consolidated revenues before reimbursements, net income, financial position, or cash flows as originally reported.

The following table reconciles the Company's total revenues as originally reported in 2003 to total revenues after reflecting the effects of the revisions:

(in thousands)                             2003
--------------                           --------
Total revenues, as originally reported   $732,881
Effect of revision                         35,129
                                         --------
Total revenues, revised                  $768,010
                                         ========

The following table reconciles the Company's costs of services as originally reported in 2003 to costs of services after reflecting the effects of the revisions:

(in thousands)                                2003
--------------                              --------
Costs of services, as originally reported   $572,310
Effect of revision                            35,129
                                            --------
Costs of services, revised                  $607,439
                                            ========

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

                       FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments classified as current assets or current liabilities, including cash and cash equivalents, accounts receivable, accounts payable, and short-term borrowings, approximates carrying value due to the short-term maturity of the instruments. The fair value of long-term debt approximates carrying value based on the effective interest rates compared to current market rates.

                            CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

             ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends credit based on an evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are typically due within 30 days and are stated at amounts due from clients net of an estimated allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due.

The Company maintains an allowance for doubtful accounts for estimated losses resulting primarily from the inability of clients to make required payments and for adjustments clients may make to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices made by clients are accounted for as reductions to revenue. These allowances are established using historical write-off information to project future experience and by considering the current credit worthiness of clients, any known specific collection problems, and an assessment of current property and casualty insurance industry conditions. The Company writes off accounts receivable when they become uncollectible, and any payments subsequently received are accounted for as recoveries. The Company's allowance for doubtful accounts on billed accounts receivables was $15,986,000, $21,859,000, $20,832,000, and $19,633,000 at
December 31, 2005, 2004, 2003, and 2002, respectively.

For the years ended December 31, 2005, 2004, and 2003, the Company's adjustments to revenues associated with client adjustments totaled $8.3 million, $7.5 million and $8.8 million, respectively. Provisions for bad debt expense for the years ended December 31, 2005, 2004, and 2003 totaled $1.4 million, $3.9 million, and $3.1 million, respectively. Bad debt write-offs totaled $7.1 million, $3.1 million, and $2.1 million for the years ended December 31, 2005, 2004, and 2003, respectively.

                      GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired. The Company performs a goodwill impairment test as of October 1 each year and regularly evaluates whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company performs an impairment test in accordance with Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets ("SFAS 142"), for goodwill, SFAS 109, "Accounting for Income Taxes" ("SFAS 109"), for deferred income tax assets, and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), for other long-lived assets.

                             PROPERTY AND EQUIPMENT

Property and equipment, including capital leases, consisted of the following at December 31, 2005 and 2004:

(in thousands)                       2005        2004
--------------                    ---------   ---------
Land                              $   1,407   $   1,394
Buildings and improvements           25,260      22,832
Furniture and fixtures               56,899      62,226
Data processing equipment            61,072      62,521
Automobiles                           5,370       5,580
                                  ---------   ---------
   Total property and equipment     150,008     154,553
Less accumulated depreciation      (113,071)   (120,054)
                                  ---------   ---------
   Net property and equipment     $  36,937   $  34,499
                                  =========   =========

Additions to property and equipment under capital leases totaled $253,000, $441,000, and $276,000 for 2005, 2004, and 2003, respectively.

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for property and equipment classifications are as follows:

      CLASSIFICATION         ESTIMATED USEFUL LIVES
--------------------------   ----------------------
Furniture and fixtures             3-10 years
Data processing equipment          3-5 years
Automobiles                        3-4 years
Buildings and improvements         7-40 years

Depreciation expense on property and equipment, including property under capital leases and amortization of leasehold improvements, was $12,385,000, $12,233,000, and $11,711,000 for 2005, 2004, and 2003, respectively.

                              CAPITALIZED SOFTWARE

Capitalized software reflects costs related to internally developed or purchased software used internally by the Company that has future economic benefits. Only internal and external costs incurred during the application stage of development are capitalized in accordance with AICPA Statement of Position ("SOP") 98-1, "Accounting for Computer Software Developed or Obtained for Internal Use." Costs incurred during the preliminary project and post implementation stages, including training and maintenance costs, are expensed as incurred. The majority of these capitalized software costs consists of internal payroll costs and external payments for software purchases and related services. These capitalized computer software costs are amortized over periods ranging from three to ten years, depending on the estimated life of each software application. At least annually, the Company evaluates capitalized software for impairment in accordance with SFAS 144. Amortization expense for capitalized software was $6,798,000, $5,944,000 and $4,931,000 for 2005, 2004, and 2003, respectively.

                               SELF-INSURED RISKS

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Provisions for claims under the self-insured programs are made based on the Company's estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to the Company, and for the adverse development of reserves on reported losses. The estimated liabilities are calculated based on historical claims payment experience, the expected lives of the claims, and the reserves established on the claims. The liabilities for claims incurred under the Company's self-insured workers' compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. At December 31, 2005 and 2004, accrued self-insured risks totaled $26,786,000 and $28,785,000, respectively, including current liabilities of $17,664,000 and $17,827,000, respectively.

                          DEFINED BENEFIT PENSION PLANS

The Company uses SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87"), and related guidance to account for its defined benefit pension plans. The principal objective of SFAS 87 is to measure compensation cost associated with defined benefit pension plans and to recognize that cost over the employees' service periods. The benefits earned and costs recognized over the employees' service periods are computed by an independent actuary using the pension plan's benefit formula. For balance sheet purposes, SFAS 87 uses a minimum liability approach. The minimum liability is the excess of the accumulated benefit obligation (ABO), which is actuarially determined, over the fair value of plan assets. The ABO and plan assets are not included in the Company's Consolidated Balance Sheets. The minimum liability recorded on the Company's Consolidated Balance Sheets is first recognized by recording an offsetting intangible asset up to the amount of unrecognized prior service cost. Any additional minimum liability recorded is considered a loss and is reported, net of income taxes, in Other Comprehensive Income (Loss). External trusts are maintained to hold assets of the plans. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations.

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

                                  INCOME TAXES

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liabilities, unbilled and deferred revenues, self-insurance, and depreciation and amortization.

For financial reporting purposes, in accordance with the liability method of accounting for income taxes as specified in SFAS 109, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to the income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the Consolidated Balance Sheets. The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the enacted statutory tax rates for the year in which the Company estimates these differences will reverse.

The Company must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets. Other factors which influence the effective tax rate include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which the Company operates, and the ability of the Company to utilize net operating loss carryforwards in certain of its international subsidiaries.

                              NET INCOME PER SHARE

Basic net income per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Nonvested restricted shares issued and outstanding are not included in the weighted-average number of total common shares outstanding used to compute basic net income per share under SFAS 128, "Earnings Per Share." Diluted net income per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options, shares issuable under employee stock purchase plans, nonvested restricted shares issued and contingently issuable shares under the executive stock bonus program, if any, using the "treasury stock" method.

Below is the calculation of basic and diluted net income per share:

(in thousands, except per share data)                    2005      2004      2003
-------------------------------------                  -------   -------   -------
Net income available to common shareholders            $12,881   $25,172   $ 7,662
                                                       =======   =======   =======
Weighted-average common shares outstanding - basic      48,930    48,773    48,668
Dilutive effect of stock-based compensation                417       223       108
                                                       -------   -------   -------
Weighted-average common shares outstanding - diluted    49,347    48,996    48,776
                                                       =======   =======   =======
Basic net income per share                             $  0.26   $  0.52   $  0.16
                                                       =======   =======   =======
Diluted net income per share                           $  0.26   $  0.51   $  0.16
                                                       =======   =======   =======

Additional options to purchase 2,906,215 shares of the Company's Class A Common Stock at $6.89 to $19.50 per share were outstanding at December 31, 2005, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares. To include these shares would have been antidilutive.

                                FOREIGN CURRENCY

Realized net gains from foreign currency transactions totaled $369,000 and $405,000 for the years ended December 31, 2005 and 2004, respectively.

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

                           COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translations, and minimum pension liability adjustments. The Company reports comprehensive income (loss) in the Consolidated Statements of Shareholders' Investment. Ending accumulated balances for each item in Accumulated Other Comprehensive Loss included in the Company's Consolidated Balance Sheet and Consolidated Statements of Shareholders' Investment were as follows:

(in thousands)                                         2005        2004        2003
--------------                                      ---------   ---------   ---------
Minimum pension liabilities                         $(132,021)  $(107,281)  $(103,741)
   Net tax benefit on minimum pension liabilities      46,735      39,083      37,761
                                                    ---------   ---------   ---------
Minimum pension liabilities, net of tax benefit       (85,286)    (68,198)    (65,980)
Cumulative translation adjustment                       6,702       7,358      (2,902)
                                                    ---------   ---------   ---------
Total accumulated other comprehensive loss          $ (78,584)  $ (60,840)  $ (68,882)
                                                    =========   =========   =========

                            STOCK-BASED COMPENSATION

As permitted by SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Accordingly, no compensation expense has been recognized for the stock option plans because the exercise prices of the stock options equal the market prices of the underlying stock on the dates of grant. The Company's employee stock purchase plans are also considered non-compensatory under APB 25. The Company obtains income tax benefits related to certain exercises of non-qualified stock options by the recipients of the options. The Company is usually entitled to a deduction for income tax purposes of the amount that a recipient reports as ordinary income, and the deduction is allowed to the Company in the year in which the amount is included in the gross income of the recipient. Since the Company does not record any compensation expense for its stock option plans under APB 25, no related income tax expense is recognized by the Company for financial reporting purposes. However, since these income tax deductions do reduce the Company's ultimate tax liability, they are added to Additional Paid-In Capital when deducted by the Company for income tax purposes.

The Company's executive stock bonus plan is considered compensatory under APB
25. Variable accounting and the accelerated expense attribution method are used to recognize compensation cost. For the year ended December 31, 2005 the Company recognized pre-tax compensation cost of approximately $92,000 for this plan.

The Company provides the annual disclosure required under SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of SFAS 123" ("SFAS 148"). Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)               2005      2004      2003
-------------------------------------             -------   -------   -------
Net income as reported                            $12,881   $25,172   $ 7,662
Add: Stock-based employee compensation included
   in reported net income, net of tax                  60        --        --
Less: Stock-based compensation expense using
   the fair value method, net of tax               (1,480)     (946)   (1,384)
                                                  -------   -------   -------
Pro forma net income                              $11,461   $24,226   $ 6,278
                                                  =======   =======   =======
Net income per share - basic:
   As reported                                    $  0.26   $  0.52   $  0.16
                                                  =======   =======   =======
   Pro forma                                      $  0.23   $  0.50   $  0.13
                                                  =======   =======   =======
Net income per share - diluted:
   As reported                                    $  0.26   $  0.51   $  0.16
                                                  =======   =======   =======
   Pro forma                                      $  0.23   $  0.49   $  0.13
                                                  =======   =======   =======

                      ADOPTION OF NEW ACCOUNTING STANDARDS

In December 2003, the FASB issued SFAS 132 (Revised), "Employers' Disclosures about Pensions and Other Post-Retirement Benefits" ("SFAS 132R"). This Statement amends SFAS 132 to provide additional disclosure requirements about pension plans and other post-retirement benefit plans. The Company adopted the annual disclosure provisions of SFAS 132R for the year ended December 31, 2003. The adoption of SFAS 132R did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 updates interpretive guidance in the codification of other related SEC Staff Accounting Bulletins (mainly SAB 101) to provide accounting guidance on revenue recognition for SEC registrants. The adoption of SAB 104 did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), requires the primary beneficiary of a variable interest entity ("VIE") to include the assets, liabilities, and results of the activities of the VIE in its consolidated financial statements, as well as disclosure of information about the assets and liabilities, and the nature, purpose, and activities of consolidated VIEs. In December 2003, the FASB issued FIN 46 Revised ("FIN 46R") which modified and clarified certain provisions of FIN 46 as originally issued. Additionally, the FASB issued five Staff Positions related to FIN 46R. The Company's adoption of FIN 46 and FIN 46R did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

On May 19, 2004, the FASB issued Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This legislation was passed in December 2003, and provides for a federal subsidy to employers who offer retiree prescription drug benefits that are at least actuarially equivalent to those offered under the government-sponsored Medicare Part D. The Company adopted the provisions of FASB Staff Position 106-2 during the third quarter of 2004, which reduced the accumulated post-retirement benefit obligation by approximately $2.0 million, resulting in an unrecognized net gain to the Company's post-retirement medical plan. This unrecognized net gain is being amortized over the remaining life expectancy of the plan participants and for the years ended December 31, 2005 and 2004, such amortization reduced the Company's post-retirement liability and expense by $698,000 and $96,000, respectively.

In June 2005, the Emerging Issues Task Force ("EITF") of the FASB issued EITF 05-6, "Determining the Amortization Period for Leasehold Improvements." EITF 05-6 requires leasehold improvements purchased subsequent to the inception of a lease or acquired in a business combination to be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. EITF 05-6 was effective for leasehold improvements acquired in periods beginning after July 1, 2005. The adoption of EITF 05-6 did not have a material impact on the Company's results of operations, financial position, or cash flows.

                  PENDING ADOPTION OF NEW ACCOUNTING STANDARDS

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends SFAS 95, "Statement of Cash Flows." Additionally, the FASB issued three Staff Positions in 2005 related to SFAS 123R. In March 2005, the SEC issued Staff Accounting Bulletin 107, "Share-Based Payments," which expresses the SEC staff's views on various SFAS 123R implementation issues for public companies.

Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires companies to measure and recognize compensation cost for all share-based payments based on the fair value of the shares, including employee stock options. Pro forma disclosure will not be permitted under SFAS 123R. When originally issued, SFAS 123R was to be effective for public companies for the first interim or annual period beginning after June 15, 2005. However, in April 2005 the SEC amended Regulation S-X to allow public companies that had not yet adopted SFAS 123R to delay adoption of the statement until the beginning of the first annual period beginning after June 15, 2005. The Company is adopting SFAS 123R at the beginning of 2006.

SFAS 123R permits public companies to adopt its requirements using one of two methods: 1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or 2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) to all prior periods presented or (b) to prior interim periods of the year of adoption. The Company plans to adopt SFAS 123R using the modified prospective method.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method. Under APB 25 and related guidance, the Company recognizes compensation cost for stock grants, but generally recognizes no compensation cost for employee stock options and employee stock purchase plans

("ESPPs") due to the terms of those plans. Accordingly, the adoption of SFAS 123R's fair value method will have an impact on the Company's results of operations, although it will have no net impact on the Company's financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that Standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share under "Stock-Based Compensation" in Note 1 to the consolidated financial statements. Based on ESPP activity and stock options issued through December 31, 2005, and the adoption of SFAS 123R at the beginning of 2006 by use of the modified prospective method, the Company expects the adoption of SFAS 123R to reduce net income by approximately $1,037,000 in 2006, or $0.02 per share.

SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current generally accepted accounting principles. Any additional impact on the Company's future net income or cash flows cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and on employee exercises of stock options.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires retrospective application for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also states that a correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction under SFAS 154 will involve adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on its consolidated financial statements. SFAS 123R, which the Company plans to adopt January 1, 2006, contains explicit transitional guidance. Accordingly, the requirements of SFAS 154 will not apply to the Company's pending adoption of SFAS 123R.

2. RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit plan and replace it with a defined contribution plan. The Company's United Kingdom ("U.K.") defined benefit retirement plans have also been frozen for new employees, but existing participants may still accrue additional benefits. Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and years of service. The cost of defined contribution plans totaled $14,661,000, $14,153,000, and $13,683,000 in 2005,
2004, and 2003, respectively.

Benefits payable under the Company's U.S. and Holland defined benefit pension plans are generally based on career compensation, while its U.K. plans are generally based on an employee's final salary. The U.S. plan has a September 30 measurement date and the international plans (U.K. and Holland) have an October 31 measurement date. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. The Company is not required to make any contributions to its frozen U.S. defined benefit pension plan during 2006. Cash contributions to the Company's international defined benefit plans are expected to total approximately $5,562,000 during 2006.

The following schedule reconciles the funded status of the U.S. and international defined benefit plans with amounts reported in the Company's Consolidated Balance Sheets at December 31, 2005 and 2004:

(in thousands)                                                         2005       2004
--------------                                                      ---------   --------
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations at beginning of year                            $ 510,774   $479,205
Service cost                                                            2,430      1,719
Interest cost                                                          31,193     29,940
Employee contributions                                                    672        743
Actuarial loss                                                         45,755     11,995
Benefits paid                                                         (23,047)   (22,285)
Foreign currency effects                                               (4,113)     9,457
                                                                    ---------   --------
Benefit obligations at end of year                                    563,664    510,774
                                                                    ---------   --------
CHANGE IN PLANS' ASSETS:
Fair value of plans' assets at beginning of year                      433,437    409,544
Actual return on plans' assets                                         47,017     32,629
Employer contributions                                                  3,688      4,093
Employee contributions                                                    672        743
Benefits paid                                                         (23,047)   (22,285)
Foreign currency effects                                               (3,598)     8,713
                                                                    ---------   --------
Fair value of plans' assets at end of year                            458,169    433,437
                                                                    ---------   --------
Funded status of plans                                               (105,495)   (77,337)
Unrecognized net loss                                                 133,211    108,774
Unrecognized prior service cost                                            84        174
                                                                    ---------   --------
Net amount recognized                                               $  27,800   $ 31,611
                                                                    ---------   --------

Amounts recognized in the Consolidated Balance Sheets consist of:
Minimum pension liability - U.S. pension plan                       $ (89,179)  $(62,991)
Minimum pension liability - International pension plans               (12,227)   (10,902)
Pension obligations included in other accrued liabilities              (4,089)    (3,444)
Intangible assets included in other assets                              1,274      1,667
Accumulated other comprehensive loss                                  132,021    107,281
                                                                    ---------   --------
Net amount recognized                                               $  27,800   $ 31,611
                                                                    =========   ========

Net periodic benefit cost related to the U.S. and international defined benefit pension plans in 2005, 2004, and 2003 included the following components:

(in thousands)                    2005       2004       2003
--------------                  --------   --------   --------
Service cost                    $  2,430   $  1,719   $  1,983
Interest cost                     31,193     29,940     29,791
Expected return on assets        (33,438)   (31,980)   (31,494)
Net amortization                     346         --      1,607
Recognized net actuarial loss      7,264      7,026     10,181
                                --------   --------   --------
Net periodic benefit cost       $  7,795   $  6,705   $ 12,068
                                ========   ========   ========

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were as follows:

(in thousands)                      2005       2004
--------------                    --------   --------
Projected benefit obligations     $563,778   $510,888
Accumulated benefit obligations    563,664    510,774
Fair value of plans' assets        458,169    433,437

The Company reviews the actuarial assumptions of its defined benefit pension plans on an annual basis as of each plan's respective measurement date. Major assumptions used in accounting for the plans were:

                                         2005            2004
                                    -------------   -------------
Discount rate                           5.79%           6.30%
Expected returns on plans' assets   7.40% - 8.50%   6.60% - 8.50%

The expected long-term rates of return on plan assets were based on the plans' asset mix, historical returns on equity securities and fixed income investments, and an assessment of expected future returns. Plan assets are invested in equity securities and fixed income investments, with a target allocation of approximately 40% to 80% in equity securities and 20% to 60% in fixed income investments. The plans' asset allocations at the respective measurement dates, by asset category for the Company's U.S. and international defined benefit pension plans, were as follows:

                            2005    2004
                           -----   -----
Equity securities           72.4%   67.6%
Fixed income investments    26.9%   28.7%
Cash                         0.7%    3.7%
                           -----   -----
Total asset allocation     100.0%  100.0%
                           =====   =====

Plan assets at December 31, 2005 and 2004 included shares of the Company's common stock with a fair value of $4,851,000 and $4,150,000, respectively.

The following benefit payments are expected to be paid from the Company's U.S. and international defined benefit pension plans:

                 EXPECTED BENEFIT
                    PAYMENTS
    YEAR          (in thousands)
--------------   ----------------
2006                 $ 23,505
2007                   24,481
2008                   25,530
2009                   26,868
2010                   28,271
2011 - 2015           169,001

Certain U.S. retirees and a fixed number of U.S. long-term employees are entitled to receive post-retirement medical benefits under the Company's various medical benefit plans. The post-retirement medical benefit obligation was $4,569,000 and $5,544,000 at December 31, 2005 and 2004, respectively. The
Company accounts for this obligation by using SFAS 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" and FASB Staff Position 106-2. See "Adoption of New Accounting

Standards" in Note 1.

3. INCOME TAXES

Income before provision for income taxes consisted of the following:

(in thousands)          2005      2004      2003
--------------        -------   -------   -------
U.S.                  $ 8,310   $27,779   $12,153
Foreign                11,630     9,644     4,473
                      -------   -------   -------
Income before taxes   $19,940   $37,423   $16,626
                      =======   =======   =======

The provision (benefit) for income taxes consisted of the following:

(in thousands)                 2005      2004      2003
--------------               -------   -------   -------
Current:
   U.S. federal and state    $(1,350)  $ 5,775   $ 4,545
   Foreign                     4,483     2,718     2,816
Deferred:
   U.S. federal and state      3,147     3,149     2,602
   Foreign                       779       609      (999)
                             -------   -------   -------
Provision for income taxes   $ 7,059   $12,251   $ 8,964
                             =======   =======   =======

Net cash payments (refunds) for income taxes were $10,561,000 in 2005, $(1,989,000) in 2004, and $12,867,000 in 2003.

The provision for income taxes is reconciled to the federal statutory rate of 35% as follows:

(in thousands)                                    2005      2004      2003
--------------                                  -------   -------   -------
Federal income taxes at statutory rate          $ 6,979   $13,098   $ 5,819
State income taxes, net of federal benefit          324       791       216
Effect of nondeductible government settlement        --        --     2,912
Foreign taxes                                       807      (572)      912
Research credit settlement                           --    (1,745)       --
Net operating loss utilization                     (455)       --    (1,073)
Credits and other                                  (596)      679       178
                                                -------   -------   -------
Provision for income taxes                      $ 7,059   $12,251   $ 8,964
                                                =======   =======   =======

The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2005, such undistributed earnings totaled $72,971,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable since such liability, if any, is dependent on circumstances existing when remittance occurs. The Company reviewed recent clarifications from the Treasury Department concerning the provision in the American Jobs Creation Act of 2004 ("the Act") related to a special one-time tax deduction for the repatriation of certain foreign dividends to a U.S. tax payer. After review of the Act and the related clarifications, the Company decided not to utilize the special repatriation provision of the

Act and concluded that no material changes were warranted to its current policy on undistributed earnings of its foreign subsidiaries.

Deferred income taxes consisted of the following at December 31, 2005 and 2004:

(in thousands)                                            2005       2004
--------------                                          --------   --------
Accrued compensation                                    $  6,484   $  6,003
Minimum pension liabilities                               46,735     39,083
Self-insured risks                                        10,469     11,296
Deferred revenues                                          5,728      5,770
Post-retirement benefits                                   1,672      2,074
Net operating loss carryforwards                           8,401      9,358
Other                                                      1,851        723
                                                        --------   --------
Gross deferred tax assets                                 81,340     74,307
                                                        --------   --------
Accounts receivable allowance                              6,965      4,533
Prepaid pension cost                                       8,605     10,116
Unbilled revenues                                         20,789     17,277
Depreciation and amortization                             13,067     11,064
Installment sale                                              --      2,528
Other                                                        598        513
                                                        --------   --------
Gross deferred tax liabilities                            50,024     46,031
                                                        --------   --------
Net deferred tax assets before valuation allowance        31,316     28,276
Less: valuation allowance                                 (7,635)    (8,091)
                                                        --------   --------
Net deferred tax asset                                  $ 23,681   $ 20,185
                                                        ========   ========

Amounts recognized in the Consolidated Balance Sheets
   consist of :
Current deferred tax assets included in
   accrued income taxes                                 $ 13,816   $ 13,048
Current deferred tax liabilities included in
   accrued income taxes                                  (28,352)   (25,035)
Long-term deferred tax assets included in
   deferred income tax assets                             51,284     43,235
Long-term deferred tax liabilities included in
   deferred income tax assets                            (13,067)   (11,063)
                                                        --------   --------
Net deferred tax assets                                 $ 23,681   $ 20,185
                                                        ========   ========

At December 31, 2005, the Company has a deferred tax asset related to net operating loss carryforwards of $8.4 million. Approximately $5.6 million of the deferred tax asset will not expire, and $2.8 million will expire over the next 20 years if not utilized by the Company. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2005, the Company has a $7.6 million valuation allowance related to certain net operating loss carryforwards generated in its international operations. The remaining net operating loss deferred tax asset of $766,000 is not subject to a valuation allowance, and is expected to be fully utilized by the Company before its expiration in 2010.

4. COMMITMENTS UNDER OPERATING LEASES

The Company and its subsidiaries lease certain office space, computer equipment, and automobiles under operating leases. For office leases that contain scheduled rent increases or rent concessions, the Company recognizes monthly rent expense based on a calculated average monthly rent amount that considers the rent increases and rent concessions over the life of the lease term. Leasehold improvements of a capital nature that are made to leased office space under operating leases are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expenses, net of amortization of any incentives provided by lessors, for operating leases consisted of the following:

(in thousands)              2005      2004      2003
--------------            -------   -------   -------
Office space              $28,775   $30,071   $30,483
Automobiles                 7,764     7,884     9,040
Computers and equipment       305       284       274
                          -------   -------   -------
Total operating leases    $36,844   $38,239   $39,797
                          =======   =======   =======

At December 31, 2005, future minimum payments under non-cancelable operating leases with terms of more than 12 months are as follows: 2006 - $29,908,000; 2007 - $23,625,000; 2008 - $19,338,000; 2009 - $14,530,000; 2010 - $12,028,000;
and thereafter - $28,538,000.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The Company maintains a $70.0 million committed revolving credit line with a syndication of banks in order to meet working capital requirements and other financing needs that may arise. This committed revolving credit line was renewed on September 30, 2005 and the expiration date of the credit line was extended to September 2010. The renewal did not change the dollar amount of the credit line or interest rate terms. As a component of this credit line, the Company maintains a letter of credit facility to satisfy certain of its own contractual obligations. Including $13,259,000 committed under the letter of credit facility, the unused balance of the line of credit totaled $27,853,000 at December 31, 2005. Short-term borrowings, including bank overdraft facilities, totaled $28,888,000 and $36,731,000 at December 31, 2005 and 2004, respectively. The weighted-average interest rate on world-wide short-term borrowings was 5.9% during 2005 and 5.2% during 2004.

Long-term debt consisted of the following at December 31, 2005 and 2004:

(in thousands)                                                                    2005      2004
--------------                                                                  -------   -------
Senior debt, semi-annual principal repayments of $5,556 due each April and
   October, beginning October 2006 through October 2010, and interest payable
   semi-annually at 6.08%                                                       $50,000   $50,000
Term loans payable to banks:
   Principal and interest at 4.55%, payable monthly through March 2006              271     1,390
   Principal and interest at 4.75%, payable monthly through April 2006              129       263
   Principal and interest at 3.97%, payable monthly through December 2010           506       670
   Principal and interest at 7.5%, payable monthly through April 2009               475        --
Capital lease obligations                                                           870     1,122
                                                                                -------   -------
Total long-term debt and capital leases                                          52,251    53,445
Less: current installments                                                       (6,441)   (2,056)
                                                                                -------   -------
Total long-term debt and capital leases, less current installments              $45,810   $51,389
                                                                                =======   =======

The Company's capital leases are primarily comprised of leased automobiles with terms ranging from 24 to 60 months.

The senior debt and revolving credit agreement contain various provisions that, among other things, require the Company to maintain defined leverage ratios, fixed charge coverage ratios, and minimum net worth thresholds. These provisions also limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations. Based on these provisions, a maximum of $16,881,000 of the Company's retained earnings at December 31, 2005 is available for the payment of cash dividends to shareholders in 2006. The Company was in compliance with its debt covenants as of December 31, 2005.

Scheduled principal repayments of long-term debt, including capital leases, as of December 31, 2005 are as follows:

                                                        Payments Due by Period
                                            ---------------------------------------------
                                             Less                         More
                                             than      1-3       3-5     than 5
(in thousands)                              1 Year    Years     Years     Years    Total
--------------                              ------   -------   -------   ------   -------
Long-term debt, including current portions  $6,091   $22,651   $22,525    $114    $51,381
Capital lease obligations                      350       381       128      11        870
                                            ------   -------   -------    ----    -------
Total                                       $6,441   $23,032   $22,653    $125    $52,251
                                            ======   =======   =======    ====    =======

Under the Company's long-term debt and short-term borrowing agreements, the stock of Crawford & Company International, Inc. is pledged as security, and the Company's U.S. subsidiaries have guaranteed certain borrowings of the Company's foreign subsidiaries.

Interest expense on the Company's short-term and long-term borrowings was $5,859,000, $5,899,000, and $5,858,000 for 2005, 2004, and 2003, respectively.
Interest paid on the Company's short-term and long-term borrowings was $5,901,000, $5,892,000, and $5,513,000 for 2005, 2004, and 2003, respectively.

6. SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: one which provides various claims administration services through offices located in the United States ("U.S. Operations") and the other which provides similar services through offices or representatives located in 62 other countries ("International Operations"). The Company's reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, a non-GAAP financial measure defined as earnings before special credits and charges, net corporate interest expense, and income taxes.

Financial information as of and for the years ended December 31, 2005, 2004, and 2003 covering the Company's reportable segments is presented below:

                                    U.S.      International   Consolidated
(in thousands)                   Operations     Operations       Totals
--------------                   ----------   -------------   ------------
2005
REVENUES BEFORE REIMBURSEMENTS    $486,570       $285,413       $771,983
OPERATING EARNINGS                  11,757         13,328         25,085
DEPRECIATION AND AMORTIZATION       11,992          7,191         19,183
CAPITAL EXPENDITURES                15,715          6,653         22,368
ASSETS                             319,444        252,220        571,664

2004
Revenues before reimbursements    $478,137       $255,430       $733,567
Operating earnings                  20,800         11,586         32,386
Depreciation and amortization       11,687          6,490         18,177
Capital expenditures                11,390          6,850         18,240
Assets                             314,384        256,876        571,260

2003
Revenues before reimbursements    $471,847       $219,086       $690,933
Operating earnings                  23,289          6,751         30,040
Depreciation and amortization       10,762          5,880         16,642

The total of both reportable segments' revenues reconciled to total consolidated revenues for the years ended December 31, 2005, 2004, and 2003 is presented below:

(in thousands)                               2005       2004       2003
--------------                             --------   --------   --------
Segments' revenues before reimbursements   $771,983   $733,567   $690,933
Reimbursements                               82,784     78,095     77,077
                                           --------   --------   --------
Total consolidated revenues                $854,767   $811,662   $768,010
                                           ========   ========   ========

The total of both reportable segments' operating earnings reconciled to consolidated income before income taxes for the years ended December 31, 2005, 2004, and 2003 is presented below:

(in thousands)                          2005      2004      2003
--------------                        -------   -------   -------
Operating earnings of both segments   $25,085   $32,386   $30,040
Net corporate interest expense         (5,145)   (3,536)   (5,414)
Special credit (charge)                    --     8,573    (8,000)
                                      -------   -------   -------
Income before income taxes            $19,940   $37,423   $16,626
                                      =======   =======   =======

The Company's most significant international operations are in the U.K. and Canada, as presented below:

(in thousands)                     U.K.      Canada     Other      Total
--------------                   --------   -------   --------   --------
2005
REVENUES BEFORE REIMBURSEMENTS   $101,529   $68,489   $115,395   $285,413
LONG-LIVED ASSETS                  57,919    28,427     18,049    104,395

2004
Revenues before reimbursements   $ 82,392   $64,339   $108,699   $255,430
Long-lived assets                  53,477    27,209     23,919    104,605

2003
Revenues before reimbursements   $ 65,412   $60,143   $ 93,531   $219,086

Revenues before reimbursements by market type for the years ended December 31, 2005, 2004, and 2003 are presented below:

(in thousands)                           2005       2004       2003
--------------                         --------   --------   --------
Insurance companies                    $222,515   $233,531   $229,781
Self-insured entities                   152,523    158,190    167,526
Class action services                   111,532     86,416     74,540
                                       --------   --------   --------
Total U.S. revenues                     486,570    478,137    471,847
Total international revenues            285,413    255,430    219,086
                                       --------   --------   --------
Total revenues before reimbursements    771,983    733,567    690,933
Reimbursements                           82,784     78,095     77,077
                                       --------   --------   --------
Total revenues                         $854,767   $811,662   $768,010
                                       ========   ========   ========

Substantially all international revenues were derived from the insurance company market.

7.  ACQUISITIONS

The Company's acquisitions for the years presented were not material individually, or in the aggregate, to the Company's consolidated financial statements. Accordingly, pro forma results of operations are not presented.

The Company uses the purchase method of accounting for all acquisitions where the Company is required to consolidate the acquired entity into the Company's financial statements. The Company considers the purchase price allocations of all acquisitions to be preliminary for the 12 months following the acquisition date, and the allocations are subject to change during that period. Results of operations of acquired companies are included in the Company's consolidated results as of the acquisition date.

During 2004, the Company acquired the net assets of France-based loss adjusting firms Cabinet Mayoussier, Cabinet Tricaud, and TMA ("Mayoussier") for an initial purchase price of $1.4 million, including deferred consideration of $828,000. This acquisition was made to strengthen the Company's position in the French loss adjusting market. The market strength of Mayoussier, the established locations, and the assembled workforce supported a premium above the fair value of separately identifiable net assets. This premium was recorded as goodwill. Additional contingent payments may be earned based on the Company's operating performance in France through October 2009.

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

During 2001, the Company recorded the acquisition of SVS Experts B.V. ("SVS"), a Dutch independent adjuster. In 2004, 2003 and 2002, additional payments of $41,000, $91,000 and $96,000, respectively, were paid to the former owners of SVS pursuant to the purchase agreement. There are no additional contingent payments due under the SVS agreement.

During 2000, the Company recorded the acquisition of Greentree Investigations, Inc. ("Greentree"), a provider of surveillance services, for an aggregate initial purchase price of $900,000 in cash, excluding cash acquired. Additional payments of $121,000, $203,000, $296,000, $230,000, $239,000 and $42,000 in
2005, 2004, 2003, 2002, 2001, and 2000, respectively, were paid to the former owner of Greentree, pursuant to the purchase agreement. There are no additional contingent payments due under the Greentree agreement.

The goodwill recognized, fair values of assets acquired, liabilities assumed, and net cash paid for the acquisitions detailed above were as follows:

(in thousands)                     2005      2004      2003
--------------                    -------   -------   -------
Goodwill recognized:
  U.S. operations                 $   121   $   492   $   296
  International operations             --     1,704        36
                                  -------   -------   -------
  Total goodwill recognized           121     2,196       332
Fair values of assets acquired         --     1,164        87
Other liabilities assumed              --    (2,743)     (142)
                                  -------   -------   -------
Cash paid, net of cash acquired   $   121   $   617   $   277
                                  =======   =======   =======

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 were as follows:

                                 U.S.    International
(in thousands)                 Segment       Segment       Total
--------------                 -------   -------------   --------
Balance at December 31, 2003   $27,759      $76,764      $104,523
Acquired goodwill                  492        1,704         2,196
Foreign currency effects            --        2,691         2,691
                               -------      -------      --------
Balance at December 31, 2004    28,251       81,159       109,410
ACQUIRED GOODWILL                  121           --           121
FOREIGN CURRENCY EFFECTS            --          504           504
                               -------      -------      --------
BALANCE AT DECEMBER 31, 2005   $28,372      $81,663      $110,035
                               =======      =======      ========

8. SPECIAL CREDIT AND CHARGE

During September 2004, the Company completed the sale of an undeveloped parcel of real estate to a limited liability company wholly owned and controlled by a person who, at the time of the sale, was a member of the Company's Board of Directors. The purchase price was $9.7 million. This purchase price represented a premium over an independent appraised value of the property. The Company received cash, net of transaction expenses, of $2.0 million and a $7.6 million first lien mortgage note receivable, at an effective interest rate of approximately 4% per annum, due in its entirety in 270 days. A pretax gain of $8.6 million was recognized in 2004 on the sale. This special credit, net of related income tax expense, increased net income per share by $0.11 during 2004. The note receivable was paid in its entirety in June 2005.

During November 2003, the Company made a nondeductible payment of $8,000,000 under an agreement reached with the U.S. Department of Justice to resolve an investigation of the Company's billing practices. This payment reduced net income per share by $0.16 in 2003.

9. CONTINGENCIES

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled approximately $206,554,000 and $217,910,000 at December 31, 2005 and 2004, respectively.

The Company normally structures its acquisitions to include earnout payments which are contingent upon the acquired entity reaching certain targets for revenues and operating earnings. The amount of the contingent payments and length of the earnout period vary for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2005 levels of revenues and operating earnings, additional payments under existing earnout agreements approximate $2,000,000 through 2009, as follows:
2006 - $0; 2007 - $0; 2008 - $1,858,000; and 2009 - $142,000.

As part of the $70.0 million revolving credit agreement, the Company maintains a letter of credit facility to satisfy certain of its own contractual requirements. At December 31, 2005, the aggregate amount committed under the facility was $13,259,000.

In the normal course of the claims management services business, the Company is named as a defendant in suits by insureds or claimants contesting decisions by the Company or its clients with respect to the settlement of claims. Additionally, clients of the Company have brought actions for indemnification on the basis of alleged negligence on the part of the Company, its agents or its employees in rendering service to clients. The majority of these claims are of the type covered by insurance maintained by the Company, however the Company is self-insured for the deductibles under its various insurance coverages. Based on information available to the Company, adequate liabilities have been recorded for such self-insured risks.

10. COMMON STOCK

The Company has two classes of common stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock. As described below, certain Class A Common Stock shares are issued with restrictions under executive compensation plans.

                                SHARE REPURCHASES

In April 1999, the Company's Board of Directors authorized a discretionary share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2005, the Company has reacquired 2,150,876 shares of its Class A Common Stock and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively. No shares were repurchased in 2005, 2004, or 2003.

                          EMPLOYEE STOCK PURCHASE PLANS

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of the Company's Class A Common Stock to eligible employees in the U.S., Canada, Puerto Rico, and the Virgin Islands. Under the terms of the plan, employees can choose each year to have up to $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 2005, 2004, and 2003, the Company issued 91,218, 94,454, and 101,520 shares, respectively, to employees under this plan.

Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of the Company's Class A Common Stock to eligible employees in the U.K. The scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 2005, there were 6,193 shares issued under this scheme.

                           EXECUTIVE STOCK BONUS PLAN

Under the Company's Executive Stock Bonus Plan, the Company is authorized to issue up to 4,000,000 shares of the Company's Class A Common Stock. This plan, accounted for under APB 25, became effective and was approved by the Company's shareholders in 2005. The plan has two components: the Performance Share Plan and the Restricted Share Plan.

Under the Performance Share Plan, key employees of the Company are eligible to earn shares of the Company's Class A Common Stock upon the achievement of certain individual and corporate objectives. Shares grants are determined at the discretion of the

Company's Board of Directors each year and vest ratably over five years. Shares are not issued until the vesting requirements have lapsed. Dividends are not paid or accrued on unvested shares. For 2005, approximately 130,000 shares were eligible to be earned by key employees based on the achievement of corporate and personal goals. At December 31, 2005, an estimated 44,000 shares are contingently issuable with a fair value of $5.80 per share, subject to final determination of achievement rates for corporate and personal goals.

Under the Restricted Share Plan, the Company's Board of Directors may elect to issue restricted shares of the Company's Class A Common Stock in lieu of, or in addition to, cash bonus payments to certain key employees of the Company. Employees receiving these shares have restrictions on the ability to sell the shares. Such restrictions lapse ratably over vesting periods ranging from two to five years. Under this component of the plan, vested and unvested shares issued are eligible to receive dividends. At December 31, 2005, 5,000 unvested restricted shares have been issued with a grant-date fair value of $7.64 per share.

                               STOCK OPTION PLANS

The Company has various stock option plans for employees and directors that provide for nonqualified and incentive stock option grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the anniversary of the grant date of the options. At December 31, 2005, there were 2,180,645 shares available for future option grants under the plans.

The fair values of options were estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                             2005      2004      2003
                           -------   -------   -------
Expected dividend yield        4.2%      3.2%      3.6%
Expected volatility             37%       36%       34%
Risk-free interest rate        4.1%      3.8%      3.6%
Expected life of options   7 years   7 years   7 years

All of the outstanding and exercisable options as of December 31, 2005 were for Class A Common Stock. A summary of the status of the Company's stock option plans is as follows:

                                                    2005                       2004                     2003
                                                  WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                                   AVERAGE                   AVERAGE                   AVERAGE
(shares in thousands)                 SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE
---------------------                 ------   --------------   ------   --------------   ------   --------------
Outstanding, beginning of year         5,223        $  10        5,320        $  11        5,495        $  12
   Options granted                       109            7        1,597            6          456            5
   Options exercised                     (35)           5          (36)           3           --           --
   Options forfeited and expired        (702)          12       (1,658)          11         (631)          12
                                       -----                    ------                     -----
Outstanding, end of year               4,595            9        5,223           10        5,320           11
                                       =====                    ======                     =====
Exercisable, end of year               2,790           11        2,548           12        2,015           12
                                       =====                    ======                     =====
Weighted-average fair value of
   options granted during the year:
      Incentive stock options                       $2.11                     $1.27                     $1.27
      Nonqualified stock options                     2.21                      1.48                      1.21

The following table summarizes information about stock options outstanding at December 31, 2005 (shares in thousands):

                              Options Outstanding
                   ----------------------------------------     Options Exercisable
                                     WEIGHTED-                -----------------------
                                      AVERAGE     WEIGHTED-                 WEIGHTED-
                       NUMBER        REMAINING     AVERAGE       NUMBER      AVERAGE
    RANGE OF       OUTSTANDING AT   CONTRACTUAL    EXERCISE   EXERCISABLE    EXERCISE
 EXERCISE PRICES      12/31/05          LIFE        PRICE     AT 12/31/05     PRICE
----------------   --------------   -----------   ---------   -----------   ---------
$ 2.40 to $ 8.50        1,816           8.0         $ 5.85         561        $ 5.67
  8.51 to  12.50        1,802           4.0          10.35       1,252         10.62
 12.51 to  17.50          854           1.8          13.86         854         13.86
 17.51 to  19.50          123           2.2          18.91         123         18.91
                        -----           ---         ------       -----        ------
  2.40 to  19.50        4,595           5.2           9.45       2,790         10.98

                               CRAWFORD & COMPANY

                             Selected Financial Data

FOR THE YEARS ENDED DECEMBER 31,               2005       2004       2003       2002       2001
--------------------------------             --------   --------   --------   --------   --------
(in thousands, except per share data)
Revenues Before Reimbursements               $771,983   $733,567   $690,933   $699,390   $725,539
   Reimbursements                              82,784     78,095     77,077     58,228     54,244
                                             --------   --------   --------   --------   --------
Total Revenues                                854,767    811,662    768,010    757,618    779,783
                                             --------   --------   --------   --------   --------
U.S. Operating Earnings (1)                    11,757     11,586      6,751      7,986     12,773
International Operating Earnings (1)           13,328     20,800     23,289     29,261     43,255
   Special Credits (Charges)                       --      8,573     (8,000)     6,000         --
   Net Corporate Interest Expense              (5,145)    (3,536)    (5,414)    (4,706)    (4,779)
   Amortization of Goodwill                        --         --         --         --     (3,448)
   Income Taxes                                (7,059)   (12,251)    (8,964)   (14,029)   (18,356)
                                             --------   --------   --------   --------   --------
Net Income                                     12,881     25,172      7,662     24,512     29,445
                                             --------   --------   --------   --------   --------
Net Income Margin                                1.51%      3.10%      1.00%      3.24%      3.78%
Net Income Per Share:
   Basic                                         0.26       0.52       0.16       0.50       0.61
   Diluted                                       0.26       0.51       0.16       0.50       0.61
Current Assets                                336,811    344,707    302,663    272,025    261,284
Total Assets                                  571,664    571,260    517,239    474,776    431,415
Current Liabilities                           210,962    213,809    187,171    148,249    156,307
Long-Term Debt, Less Current Installments      45,810     51,389     50,664     49,976     36,378
Total Debt                                     81,139     90,176     96,777     81,488     73,144
Shareholders' Investment                      179,031    194,833    172,594    159,431    188,300
Total Capital                                 260,170    285,009    269,371    240,919    261,444
Current Ratio                                   1.6:1      1.6:1      1.6:1      1.8:1      1.7:1
Total Debt-to-Total Capital                      31.2%      31.6%      35.9%      33.8%      28.0%
Return on Average Shareholders' Investment        6.9%      13.7%       4.6%      14.1%      14.5%
Cash Flows from Operating Activities           39,823     35,751     37,201     52,031     63,072
Cash Flows from Investing Activities          (14,709)   (16,579)   (23,721)   (33,371)   (28,275)
Cash Flows from Financing Activities          (18,824)   (22,238)    (4,377)   (11,099)   (34,126)
Shareholders' Equity Per Share                   3.65       3.99       3.54       3.28       3.88
Cash Dividends Per Share:
   Class A Common Stock                          0.24       0.24       0.24       0.32       0.56
   Class B Common Stock                          0.24       0.24       0.24       0.32       0.56
Weighted-Average Shares Outstanding:
   Basic                                       48,930     48,773     48,668     48,580     48,492
   Diluted                                     49,347     48,996     48,776     48,664     48,559

(1) This is a non-GAAP financial measure representing earnings before special credits and charges, amortization of goodwill, net corporate interest expense, and income taxes.

                               CRAWFORD & COMPANY

                      QUARTERLY FINANCIAL DATA (UNAUDITED)
                DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS

                                                                                      FULL
2005                                      FIRST     SECOND      THIRD     FOURTH      YEAR
----                                    --------   --------   --------   --------   --------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
   REVENUES BEFORE REIMBURSEMENTS       $184,334   $186,002   $184,720   $216,927   $771,983
   REIMBURSEMENTS                         15,309     20,779     21,500     25,196     82,784
                                        --------   --------   --------   --------   --------
TOTAL REVENUES:                          199,643    206,781    206,220    242,123    854,767

PRETAX INCOME                              3,654      4,151      2,921      9,214     19,940

U.S. OPERATING EARNINGS (1)                1,836      1,810      1,236      6,875     11,757
INTERNATIONAL OPERATING EARNINGS (1)       3,345      3,696      3,019      3,268     13,328
   NET CORPORATE INTEREST EXPENSE         (1,527)    (1,355)    (1,334)      (929)    (5,145)
   INCOME TAXES                           (1,293)    (1,470)    (1,034)    (3,262)    (7,059)
                                        --------   --------   --------   --------   --------
NET INCOME                                 2,361      2,681      1,887      5,952     12,881

NET INCOME PER SHARE - BASIC                0.05       0.05       0.04       0.12       0.26
NET INCOME PER SHARE - DILUTED              0.05       0.05       0.04       0.12       0.26

CASH DIVIDENDS PER SHARE:
   CLASS A COMMON STOCK                     0.06       0.06       0.06       0.06       0.24
   CLASS B COMMON STOCK                     0.06       0.06       0.06       0.06       0.24

COMMON STOCK QUOTATIONS: (3)
   CLASS A - HIGH                           7.26       7.58       7.90       7.80       7.90
   CLASS A - LOW                            6.70       6.55       6.06       5.50       5.50
   CLASS B - HIGH                           7.45       7.82       8.39       8.15       8.39
   CLASS B - LOW                            6.85       6.78       6.03       5.53       5.53

                                                                                      Full
2004                                      First     Second      Third     Fourth      Year
----                                    --------   --------   --------   --------   --------
(in thousands, except per share data)
Revenues:
   Revenues before reimbursements       $169,855   $172,016   $185,870   $205,826   $733,567
   Reimbursements                         14,881     14,517     31,638     17,059     78,095
                                        --------   --------   --------   --------   --------
Total revenues:                          184,736    186,533    217,508    222,885    811,662

Pretax income                              3,757      6,265     15,478     11,923     37,423

U.S. operating earnings (1)                2,892      3,826      7,023      7,059     20,800
International operating earnings (1)       2,202      1,905      1,348      6,131     11,586
   Special credit                             --         --      8,573         --      8,573
   Net corporate interest expense         (1,337)       534     (1,466)    (1,267)    (3,536)
   Income taxes                           (1,368)      (725)    (5,953)    (4,205)   (12,251)
                                        --------   --------   --------   --------   --------
Net income                                 2,389      5,540      9,525      7,718     25,172

Net income per share - basic                0.05       0.11       0.20       0.16       0.52
Net income per share - diluted (2)          0.05       0.11       0.20       0.16       0.51

Cash dividends per share:
   Class A Common Stock                     0.06       0.06       0.06       0.06       0.24
   Class B Common Stock                     0.06       0.06       0.06       0.06       0.24

Common stock quotations:(3)
   Class A - High                           7.07       5.24       6.50       7.68       7.68
   Class A - Low                            4.73       4.50       4.55       6.26       4.50
   Class B - High                           7.23       5.56       6.76       8.28       8.28
   Class B - Low                            4.75       4.60       4.53       6.48       4.53

(1) This is a non-GAAP financial measure representing earnings before special credit, net corporate interest expense, and income taxes.

(2) Due to the method used in calculating per share data as prescribed by SFAS 128, "Earnings Per Share," the quarterly per share data may not total to the full year per share data.

(3) The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, as reported on the New York Stock Exchange Composite Tape.

     The approximate number of record holders of the Company's stock as of December 31, 2005: Class A - 2,035 and Class B - 686.