Form 10-K, Exhibit 13
period 2006-12-31
CRAWFORD & CO
filed 2007-03-16
CIK 25475

EXHIBIT 13.1
Crawford & Company
2006 Financial Review
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management’s Statement on Responsibility for Financial Reporting
Management’s Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm on Management’s Assessment of Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm on Financial Statements
Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss)
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Selected Financial Data
Quarterly Financial Data (unaudited)
Dividend Information and Common Stock Quotations
Shareholder Information, Board of Directors and Officers Inside Back Cover

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Business Overview
Based in Atlanta, Georgia, Crawford & Company is the world’s largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 locations in 63 countries. Our major service lines include property and casualty claims management, integrated claims and medical management for workers’ compensation, legal settlement administration including class action and warranty inspections, and risk management information services. Our shares are traded on the New York Stock Exchange under the symbols CRDA and CRDB.
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
We also perform legal settlement administration services related to securities, product liability, and other class action settlements and bankruptcies, including identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds. Such services are generally referred to by us as class action services.
The claims management services market, both in the U.S. and internationally, is highly competitive and comprised of a large number of companies of varying size and scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by the insurance underwriting cycle, weather-related events, general economic activity, and overall employment levels and associated workplace injury rates. Accordingly, we are limited in our ability to predict case volumes that may be referred to us in the future.
We generally earn our revenues for claims management services to property and casualty insurance companies and self-insured entities on an individual fee-per-claim basis. Accordingly, the volume of claim referrals to us is a key driver of our revenues. When the insurance underwriting market is soft, insurance companies are generally more aggressive in the risks they underwrite, and insurance premiums and policy deductibles decline. This usually results in an increase in industry-wide claim referrals which will increase claim referrals to us provided we maintain at least our existing share of the overall claim services market. During a hard insurance underwriting market, insurance companies become very selective in the risks they underwrite and insurance premiums

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
and policy deductibles typically increase, sometimes quite dramatically. This usually results in a reduction in industry-wide claims volumes, which reduces claims referrals to us unless we can offset the decline in claim referrals with growth in our share of the overall claims services market. Our ability to grow our market share in such a highly fragmented, competitive market is primarily dependent on the delivery of superior quality service and effective, properly focused sales efforts.
The legal settlement administration market is also highly competitive but comprised of a smaller number of specialized companies servicing the securities class action, bankruptcy, and product warranty and inspection markets. The demand for legal settlement administration services is not directly tied to or affected by the insurance underwriting cycle. The demand for these services is largely dependent on the volume of securities and product liability class action settlements, the volume of Chapter 11 bankruptcy filings and the resulting settlements, and general economic conditions. Our revenues for legal settlement administration services are generally project based and we earn these revenues as we perform individual tasks and deliver the outputs as outlined in each project.
Results of Consolidated Operations
Consolidated net income was $15.0 million for 2006 compared to $12.9 million in 2005 and $25.2 million in 2004. Consolidated net income in 2006 included an expense of $1.9 million, net of related income taxes, as a result of restructuring activities undertaken in connection with our acquisition of Broadspire Management Services, Inc. and the associated refinancing of our credit agreements. Consolidated net income in 2006 also included a gain of $1.9 million, net of related income taxes, on the disposal of the Company’s investigative services business. Consolidated net income for 2004 included a gain of $5.2 million, net of related income taxes, on the sale of an undeveloped parcel of real estate.
With the exception of income taxes, net corporate interest expense, amortization of acquisition-related intangible assets, stock option expense, and other gains and expenses, our results of operations are discussed and analyzed by our four operating segments: U.S. Property and Casualty, International Operations, Broadspire, and Legal Settlement Administration. The discussion and analysis of our operating segments follows the sections on income taxes, net corporate interest expense, amortization of acquisition-related intangible assets, stock option expense, and other gains and expenses.
Income Taxes
Taxes on income totaled $9.1 million, $7.1 million, and $12.3 million for 2006, 2005, and 2004, respectively. Our consolidated effective tax rate for financial reporting purposes may change periodically due to changes in enacted tax rates, fluctuations in the mix of income earned from our various international operations, and our ability to utilize net operating loss carryforwards in certain of our international subsidiaries. Our effective tax rate for financial reporting purposes in 2006 was 37.5%. Our effective tax rate for financial reporting purposes in 2005 was 35.4%. This rate increased in 2006 due to

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
fluctuations in the mix of income earned from our international operations and our U.S. income being generated in higher state tax jurisdictions compared to 2005. The effective tax rate for financial reporting purposes in 2004 was 37.4%, excluding a tax refund claim of $1.7 million. In June 2004, we settled a tax credit refund claim with the IRS and recorded a receivable of $3.5 million comprised of a tax refund of $1.7 million and associated interest of $1.8 million. We have collected this receivable from the IRS in its entirety.
Net Corporate Interest Expense
Net corporate interest expense is comprised of interest expense that we incur on our short- and long-term borrowings, partially offset by interest income we earn on available cash balances and short-term investments. These amounts vary based on interest rates, borrowings outstanding, and the amounts of invested cash and short-term investments. Corporate interest expense totaled $8.1 million, $5.9 million, and $5.9 million for 2006, 2005, and 2004, respectively. Corporate interest income totaled $2.4 million, $714,000, and $2.4 million for 2006, 2005, and 2004, respectively. Corporate interest income increased in 2006 over 2005 due primarily to higher invested cash balances and overall increases in interest rates during 2006. Also during 2006, we received and recognized additional interest income of $288,000 related to a tax refund claim originally settled with the IRS in June 2004. For 2004, corporate interest income included $1.8 million associated with the tax refund claim discussed above. Due primarily to the increased borrowings under our New Credit Agreement dated October 31, 2006, we estimate interest expense in 2007 will increase by approximately $10.0 million compared to 2006, based on current interest rates.
Amortization of Acquisition-Related Intangible Assets
Amortization of acquisition-related intangible assets represents the non-cash amortization expense for intangible assets acquired during our 2006 acquisitions of Broadspire Management Services, Inc., e-Triage.com, Inc. (“e-Triage”), and Specialty Liability Services, Ltd. (“SLS”). Amortization expense associated with these intangible assets totaled $1.1 million in 2006. There were no such expenses in 2005 or 2004. We estimate amortization expense in 2007 associated with these intangible assets will increase by approximately $5.5 million compared to 2006.
Stock Option Expense
Stock option expense is comprised of non-cash expenses related to stock options granted under our various stock option and employee stock purchase plans. Stock option expense is not allocated to our operating segments. Most of our stock option grants that are subject to expense recognition under Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share-based Payment” (“SFAS 123R”), were granted prior to 2005. Stock-based compensation expense related to our executive stock bonus plan (performance shares and restricted shares) is allocated to our operating segments and included in the determination of segment operating earnings or loss. Stock option expense of $1.2 million was recognized during 2006 under the provisions of SFAS 123R. We adopted SFAS 123R effective January 1, 2006. Prior to the adoption of SFAS 123R, we accounted for stock option grants and employee stock purchase plans under the

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). There was no stock option expense for 2005 or 2004 recognized in our Consolidated Statements of Income under the provisions of APB 25.
Unallocated Corporate and Shared Costs
Certain other unallocated costs and credits are excluded from the determination of segment operating earnings. These unallocated corporate and shared costs represent certain costs or credits related to our frozen U.S. defined benefit pension plan, expenses for the office of the CEO and Board of Directors, relocation costs associated with the move of our Atlanta, Georgia home office facility, certain adjustments to our self-insured liabilities, and certain adjustments to our allowances for doubtful accounts receivable. Unallocated corporate and shared costs were net credits of $1.6 million, $2.0 million, and $616,000 for the years ended 2006, 2005, and 2004, respectively.
Other Gains and Expenses
During September 2006, we sold the operating assets of our investigations services business to MJM Investigations, Inc. (“MJM”), resulting in a pre-tax gain of $3.1 million. This business was part of our U.S. Property and Casualty operating segment. We also entered into a long-term agreement with MJM to refer our clients to MJM for surveillance and investigative services. Under the agreement, we will receive an administrative fee from MJM for these referrals. The operating results of the investigations services business are included in our consolidated financial statements through the date of sale, and due to the significance of the agreement with MJM in relationship to the disposed business, we have not reported the historical results of this disposed business as discontinued operations. After reflecting income taxes, this gain increased 2006 net income by $1.9 million. Revenues before reimbursements in 2006, 2005, and 2004 related to this disposed business were approximately $6.5 million, $9.6 million, and $10.0 million, respectively.
On October 31, 2006, we completed the acquisition of Broadspire Management Services, Inc. pursuant to a Stock Purchase Agreement dated August 18, 2006 and entered into a new secured credit agreement with a syndication of lenders. As a result of these transactions, we recorded a pretax charge of $3.1 million related to restructuring activities in the new Broadspire operating segment, primarily for staff reductions and the consolidation of existing leased locations, and also a loss on the early retirement of our existing credit facility. After reflecting income taxes, these expenses reduced 2006 net income by $1.9 million.
During September 2004, we completed the sale of an undeveloped parcel of real estate. We received net cash of $2.0 million and a $7.6 million first lien mortgage note receivable, at an effective interest rate of approximately 4% per annum, due in its entirety in 270 days. A pretax gain of $8.6 million was recognized on the sale. After reflecting income taxes, this gain increased 2004 net income by $5.2 million. The note receivable has been paid in its entirety.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Deferred Gain on Sale of Corporate Headquarters
On June 30, 2006, we sold the land and building utilized as our corporate headquarters in Atlanta, Georgia. These assets had a net carrying amount of $2.8 million. The base sales price of $8.0 million was paid in cash at closing. Under the sales agreement, the $8.0 million base sales price is subject to upward revision depending upon the buyer’s ability to subsequently redevelop the property. Also on June 30, 2006, we entered into a 12-month leaseback agreement for these same facilities. Prior to termination of the leaseback agreement, we plan to relocate our corporate headquarters to other nearby leased facilities.
In accordance with the provisions of SFAS 98, “Accounting for Leases,” we deferred recognition of the gain related to this sale. Net of transaction costs, we expect to recognize a pre-tax gain of $4.9 million upon the expiration of the leaseback agreement near the end of the second quarter of 2007. The gain of $4.9 million is based on the base sales price and does not include any amount for the potential upward revision of the sales price. Should such revision subsequently occur, we could ultimately realize a larger gain. We cannot predict the likelihood of any subsequent price revisions.
Prior to the sale, this disposal group of assets had a fair value that exceeded its depreciated cost. No adjustment to the carrying cost was required when this disposal group was classified as “held for sale” under the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). We do not hold legal title to these assets after June 30, 2006. However, these assets are included in Other Current Assets on our Consolidated Balance Sheet at historical cost less accumulated depreciation in accordance with the provisions of SFAS 144. Pending recognition of the gain described above, the $8.0 million that we received from the buyer on June 30, 2006 is currently reported on our Consolidated Balance Sheet as a deposit liability.
Segment Operating Results
As a result of the acquisition of Broadspire Management Services, Inc., we have realigned our internal U.S. reporting structure and expanded our operating segments from two to four. Effective with the 2006 fourth quarter, we are reporting four operating segments comprised of: U.S. Property and Casualty which serves the U.S. property and casualty insurance company market, International Operations which serves the property and casualty insurance company markets outside of the U.S., Broadspire which serves the self-insurance market place and includes our former Crawford Integrated Services business plus the 2006 acquisition of Broadspire Management Services, Inc., and Legal Settlement Administration which serves the securities, bankruptcy, product warranties and inspections, and other legal settlements markets. All prior period amounts presented herein have been restated to reflect our new operating segments presentation.
Our operating segments, U.S. Property and Casualty, International Operations, Broadspire, and Legal Settlement Administration, represent components of our business for which separate financial information is available that is evaluated regularly by our

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
chief operating decision maker in deciding how to allocate resources and in assessing performance.
Segment operating earnings (or loss), a non-GAAP financial measure, is the primary performance measure used by our senior management and chief operating decision maker to evaluate the performance of our operating segments and make resource allocation decisions. Operating earnings is our segment measure of profit (loss) used for FASB Statement No. 131, “Disclosure about Segments of Enterprises and Related Information,” purposes as discussed in Note 6 to our consolidated financial statements included in this Annual Report. We believe this measure is useful to investors in that it allows them to evaluate our segment operating performance using the same criteria our management uses. Segment operating earnings exclude income tax expense, net corporate interest expense, amortization of acquisition-related intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs.
Income taxes, net corporate interest expense, amortization of acquisition-related intangible assets, and stock option expense are recurring components of our net income, but they are not considered part of our segment operating earnings since they are managed on a corporate-wide basis. Net corporate interest expense results from capital structure decisions made by management, amortization expense relates to non-cash amortization expense of intangible assets resulting from business combinations, stock option expense relates to the non-cash cost related to historically granted stock options which are not allocated to our operating segments, and income taxes are based on statutory rates in effect in each of the locations where we provide services and vary throughout the world. None of these costs relates directly to the performance of our services or operating activities, and therefore are excluded from segment operating earnings in order to better assess the results of our segment operating activities on a consistent basis. Certain other gains and expenses represent events (gain on disposals of real estate, gain on disposal of business, restructuring costs, and loss on early retirement of debt) that are not considered part of our segment operating earnings since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis. Unallocated corporate and shared costs represent expenses and credits related to certain executive management and Board of Directors’ functions, certain provisions to bad debt allowances or subsequent recoveries, such as those related to bankrupt clients, defined benefit pension costs for our frozen U.S. pension plan, and certain self insurance costs and recoveries that are not allocated to our individual operating segments.
In the normal course of our business, we sometimes pay for certain out-of-pocket expenses that are reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses in our Consolidated Statements of Income. In some of the discussion and analysis that follows, we do not believe it is informative to include the GAAP required gross up of our revenues and expenses for these reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our Consolidated Statements of Income with no impact to our net income. Except where noted, revenue amounts exclude reimbursements for out-of-pocket expenses. Expense amounts exclude

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
reimbursed out-of-pocket expenses, income taxes, net corporate interest expense, amortization of acquisition-related intangible assets, stock option expense, and certain other gains and expenses.
Our discussion and analysis of operating expenses is comprised of two components. Direct Compensation and Fringe Benefits include all compensation, payroll taxes, and benefits provided to our employees, which as a service company, represents our most significant and variable expense. Expenses Other Than Direct Compensation and Fringe Benefits include outsourced services, office rent and occupancy costs, other office operating expenses, cost of risk, amortization and depreciation expense other than amortization of acquisition-related intangible assets, and allocated corporate overhead costs.
Allocated corporate and shared costs, including depreciation and amortization of computer hardware and software, are allocated to our operating segments based primarily on usage. These allocated costs are included in the determination of segment operating earnings.
This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Operating results for our U.S. Property and Casualty, International Operations, Broadspire, and Legal Settlement Administration segments reconciled to net income, were as follows:
(in thousands)

				% Change
				From Prior Year
Years Ended December 31,	2006	2005	2004	2006	2005
Revenues before reimbursements:
U.S. Property and Casualty	$209,983	$223,584	$231,285	(6.1%)	(3.3%)
International	303,697	285,413	255,430	6.4%	11.7%
Broadspire	175,151	148,695	158,047	17.8%	(5.9%)
Legal Settlement Administration	130,691	114,291	88,805	14.3%	28.7%

Total, before reimbursements	819,522	771,983	733,567	6.2%	5.2%
Reimbursements	80,858	82,784	78,095	(2.3%)	6.0%

Total Revenues	$900,380	$854,767	$811,662	5.3%	5.3%

Direct Compensation & Fringe Benefits:
U.S. Property and Casualty	$135,833	$139,603	$136,127	(2.7%)	2.6%
% of related revenues before reimbursements	64.7%	62.5%	58.9%
International	212,522	199,421	175,538	6.6%	13.6%
% of related revenues before reimbursements	70.0%	69.9%	68.7%
Broadspire	120,908	97,503	95,379	24.0%	2.2%
% of related revenues before reimbursements	69.0%	65.6%	60.3%
Legal Settlement Administration	53,122	42,817	36,548	24.1%	17.2%
% of related revenues before reimbursements	40.6%	37.4%	41.1%

Total	$522,385	$479,344	$443,592	9.0%	8.1%
% of Revenues before reimbursements	63.8%	62.1%	60.5%
Expenses Other than Direct Compensation & Fringe Benefits:
U.S. Property and Casualty	$69,380	$84,385	$84,499	(17.8%)	(0.1%)
% of related revenues before reimbursements	33.0%	37.7%	36.5%
International	75,141	72,664	68,306	3.4%	6.4%
% of related revenues before reimbursements	24.7%	25.4%	26.8%
Broadspire	68,900	61,315	65,373	12.4%	(6.2%)
% of related revenues before reimbursements	39.4%	41.2%	41.4%
Legal Settlement Administration	53,161	51,163	40,027	3.9%	27.8%
% of related revenues before reimbursements	40.7%	44.8%	45.1%

Total	266,582	269,527	258,205	(1.1%)	4.4%
% of Revenues before reimbursements	32.5%	34.9%	35.2%
Reimbursements	80,858	82,784	78,095	(2.3%)	6.0%

Total	$347,440	$352,311	$336,300	(1.4%)	4.8%
% of Revenues	38.6%	41.2%	41.4%
Operating Segment Earnings (Loss):
U.S. Property and Casualty	$4,770	($404)	$10,659	1280.7%	(103.8%)
% of related revenues before reimbursements	2.3%	(0.2%)	4.6%
International	16,034	13,328	11,586	20.3%	15.0%
% of related revenues before reimbursements	5.3%	4.7%	4.5%
Broadspire	(14,657)	(10,123)	(2,705)	44.8%	274.2%
% of related revenues before reimbursements	(8.4%)	(6.8%)	(1.7%)
Legal Settlement Administration	24,408	20,311	12,230	20.2%	66.1%
% of related revenues before reimbursements	18.7%	17.8%	13.8%
Add/(deduct):
Unallocated corporate credits and shared costs, net	1,640	1,973	616	(16.9%)	220.3%
Net corporate interest expense	(5,753)	(5,145)	(3,536)	11.8%	45.5%
Stock option expense	(1,220)	—	—	100.0%	—
Amortization of acquisition-related intangible assets	(1,124)	—	—	100.0%	—
Other gains and expenses, net	(27)	—	8,573	100.0%	(100.0%)
Income taxes	(9,060)	(7,059)	(12,251)	28.3%	(42.4%)

Net income	$15,011	$12,881	$25,172	16.5%	(48.8%)

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
U.S. PROPERTY AND CASUALTY
Years Ended December 31, 2006 and 2005
Operating earnings for our U.S. Property and Casualty segment increased from a loss of $404,000 in 2005 to earnings of $4.8 million in 2006, representing an operating margin of 2.3% in 2006. This turnaround was primarily due to an improvement in operating efficiency in this segment’s field operations during 2006.
Revenues before Reimbursements
U.S. Property and Casualty revenues are primarily generated from the property and casualty insurance company market. U.S. Property and Casualty revenues before reimbursements decreased 6.1% to $210.0 million in 2006 compared to $223.6 million in 2005. Revenues generated by our catastrophe adjusters totaled $24.3 million in 2006 compared to $36.4 million in 2005 when we were responding to the influx of claims from hurricanes Katrina, Rita and Wilma. There were no major hurricanes that impacted the U.S. in 2006. The decrease in revenues from insurance company clients was also due to a continued softening in referrals for high-frequency, low-severity claims during 2006. See the following analysis of U.S. Property and Casualty cases received.
Reimbursements Included in Total Revenues
Reimbursements for out-of-pocket expenses included in total revenues for our U.S. Property and Casualty operations were $11.0 million in 2006, increasing from $10.5 million in 2005. This increase was due to higher third-party costs incurred during 2006 as we completed certain large commercial claims resulting from hurricanes Katrina, Rita and Wilma.
Case Volume Analysis
U.S. Property and Casualty unit volumes, measured principally by cases received, decreased 13.2% from 2005 to 2006. This decrease was partially offset by a 7.1% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 6.1% decrease in U.S. Property and Casualty revenues before reimbursements from 2005 to 2006. The decrease in referrals of high-frequency, low-severity claims from our U.S. insurance company clients increased our average revenue per claim in 2006.
U.S. Property and Casualty unit volumes by major service line, as measured by cases received, for 2006 and 2005 were as follows:

(whole numbers)	2006	2005	Variance

Property	162,157	161,087	0.7%
Vehicle	101,836	126,486	(19.5%)
Casualty	105,154	108,138	(2.8%)
Catastrophe Services	25,385	54,674	(53.6%)
Workers’ Compensation	25,423	33,394	(23.9%)
Other	39	54	(27.8%)

Total U.S. Property and Casualty Cases Received	419,994	483,833	(13.2%)

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
During 2006, catastrophe services claims decreased significantly due to the lack of hurricanes impacting the U.S. in 2006. In 2005, we received nearly 26,000 catastrophe-related claims as a result of damages caused by hurricanes Katrina, Rita and Wilma. The declines in casualty and workers’ compensation claims in 2006 were due to a reduction in claims from our existing clients and reflected a continuing decline in reported workplace injuries. The decline in vehicle claims during 2006 was due to a decline in referrals of high-frequency, low-severity claims from our insurance company clients.
Direct Compensation and Fringe Benefits
The most significant expense in our U.S. Property and Casualty segment is the compensation of employees, including related payroll taxes and fringe benefits. U.S. Property and Casualty direct compensation and fringe benefits expense as a percent of the related revenues before reimbursements increased to 64.7% in 2006 compared to 62.5% in 2005. This increase primarily reflected an increase in capacity in our U.S. Property and Casualty segment during the 2006 fourth quarter due to a sharp decline in claims volume during that quarter. There was an average of 1,985 full-time equivalent employees (including 147 catastrophe adjusters) in 2006, compared to an average of 2,025 (including 226 catastrophe adjusters) in 2005.
U.S. Property and Casualty salaries and wages decreased 3.4%, to $111.4 million in 2006 from $115.3 million in 2005. This decrease was the result of a $7.1 million decline in compensation expense for our catastrophe adjusters due to the decline in catastrophe-related revenues. Payroll taxes and fringe benefits for U.S. Property and Casualty totaled $24.4 million in 2006, substantially unchanged from 2005 costs of $24.3 million.
Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits
U.S. Property and Casualty expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of U.S. Property and Casualty revenues before reimbursements to 33.0% in 2006 from 37.7% in 2005. This decline was primarily due to lower bad debt expense in 2006 and reduced outsourced services expenses, primarily third-party claims adjusters utilized in handling catastrophe claims.
Reimbursed Expenses
Reimbursed out-of-pocket expenses included in total expenses for our U.S. Property and Casualty segment were $11.0 million in 2006, increasing slightly from $10.5 million in 2005. This increase was due to higher third-party costs incurred during 2006 as we completed certain large commercial claims resulting from hurricanes Katrina, Rita and Wilma.
BROADSPIRE
Years Ended December 31, 2006 and 2005
Our combined Broadspire segment recorded an operating loss of $14.7 million in 2006,

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
all of which was attributable to our former Crawford Integrated Services business, compared to an operating loss of $10.1 million in 2005. We have taken significant steps to reduce operating expenses in the combined Broadspire operations, primarily through staff reductions and consolidation of existing leased office locations.
Revenues before Reimbursements
On October 31, 2006, we finalized our acquisition of Broadspire Management Services, Inc. Following the acquisition, our existing Crawford Integrated Services business was rebranded as Broadspire. The results of the acquired Broadspire entity are included in our Broadspire segment operating results beginning November 1, 2006. For additional information on our acquisition of Broadspire Management Services, Inc., see Note 7 to the consolidated financial statements included in this Annual Report.
Our Broadspire segment revenues are primarily derived from workers’ compensation and liability claims management, medical management for workers’ compensation, vocational rehabilitation, and risk management information services provided to the self-insured market place. Broadspire segment revenues before reimbursements increased 17.8% to $175.2 million in 2006 compared to $148.7 million in 2005. The acquisition of Broadspire Management Services, Inc. contributed $33.1 million in revenues in 2006. The decrease in non-acquisition related revenues was due primarily to a reduction in claim referrals from our existing clients, only partially offset by net new business gains. See the following analysis of Broadspire segment cases received.
Reimbursements Included in Total Revenues
Reimbursements for out-of-pocket expenses included in total revenues for the Broadspire segment were $3.6 million in 2006, increasing slightly from $3.4 million in 2005.
Case Volume Analysis
Excluding the impact of the acquisition on 2006 cases received, Broadspire segment unit volumes, measured principally by cases received, decreased 9.9% from 2005 to 2006. Our fourth quarter acquisition of Broadspire Management Services, Inc. increased Broadspire segment revenues by 22.3% in 2006. Revenues increased by 5.4% from changes in the mix of services provided by our former Crawford Integrated Services business and in the rates charged for those services, resulting in a total 17.8% increase in Broadspire segment revenues before reimbursements from 2005 to 2006.
Excluding the impact of the acquisition, Broadspire unit volumes by major service line, as measured by cases received, for 2006 and 2005 were as follows:

(whole numbers)	2006	2005	Variance

Workers’ Compensation	91,939	106,276	(13.5%)
Casualty	75,726	82,149	(7.8%)
Other	22,270	22,365	(0.4%)

Total Broadspire Cases Received	189,935	210,790	(9.9%)

The declines in casualty and workers’ compensation claims in 2006 were primarily due to a reduction in claims from our existing clients, only partially offset by net new business

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
gains, and reflected a continuing decline in reported workplace injuries. The acquisition of Broadspire Management Services, Inc. resulted in 18,789 claims being referred to us in the 2006 fourth quarter which are not reflected in the above table.
Direct Compensation and Fringe Benefits
Our most significant expense is the compensation of employees, including related payroll taxes and fringe benefits. Broadspire’s direct compensation and fringe benefits expense as a percent of the related revenues before reimbursements increased to 69.0% in 2006 compared to 65.6% in 2005. This increase primarily reflected an increase in capacity in our Broadspire segment due to the decline in claims volume. We have implemented a cost reduction initiative in this segment following the completion of the Broadspire Management Services, Inc. acquisition. We have targeted approximately 325 positions, or 10% to 12% of the Broadspire segment workforce for consolidation. As of March 9, 2007, 220 positions had been consolidated. We estimate that these cost reductions will reduce expenses by approximately $22.5 to $26.5 million in 2007, with no negative impact on revenues in this segment. Average full-time equivalent employees totaled 3,097 in 2006, up from 1,448 in 2005. The acquisition of Broadspire Management Services, Inc. added 1,666 full time equivalent employees in 2006.
Broadspire segment salaries and wages increased 25.9%, to $100.5 million in 2006 from $79.8 million in 2005. This increase was primarily the result of additional compensation expense of $17.4 million in 2006 associated with the acquired Broadspire business. Payroll taxes and fringe benefits for the Broadspire segment totaled $20.4 million in 2006, increasing 15.3% from 2005 costs of $17.7 million, due primarily to the Broadspire Management Services, Inc. acquisition which added $1.9 million in payroll taxes and fringe benefits during November and December 2006.
Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits
Broadspire segment expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of revenues before reimbursements to 39.4% in 2006 from 41.2% in 2005. This decline is primarily due to better operating cost efficiency in the acquired Broadspire entity as compared to the former Crawford Integrated Services operation. As part of the cost reduction initiatives implemented in this segment, we have begun to close and consolidate approximately 35 leased Broadspire offices throughout the U.S. These office closures and consolidations will continue through 2009.
Reimbursed Expenses
Reimbursed out-of-pocket expenses included in total expenses for our Broadspire segment were $3.6 million in 2006, increasing slightly from $3.4 million in 2005.
LEGAL SETTLEMENT ADMINISTRATION
Years Ended December 31, 2006 and 2005

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Our Legal Settlement Administration segment reported 2006 operating earnings of $24.4 million, increasing from $20.3 million in 2005 with the related operating margin growing from 17.8% in 2005 to 18.7% in 2006.
Revenues before Reimbursements
Legal Settlement Administration revenues are primarily derived from securities, product liability and other legal settlements, warranties and inspections, and bankruptcy administration. Legal Settlement Administration revenues before reimbursements increased 14.3% to $130.7 million in 2006 compared to $114.3 million in 2005 due to the substantial completion during 2006 of several major securities class action projects which commenced in 2005. During 2006, we were awarded 200 new settlement administration assignments compared to 170 during the year ended December 31, 2005. At December 31, 2006 we had a backlog of projects awarded totaling approximately $34.1 million, compared to $40.0 million at December 31, 2005. Of the $34.1 million backlog at December 31, 2006, an estimated $31.1 million is expected to be recognized as revenues in 2007. Legal Settlement Administration revenues are project-based and can fluctuate significantly.
Reimbursements Included in Total Revenues
Reimbursements for out-of-pocket expenses included in total revenues for Legal Settlement Administration were $36.7 million in 2006, decreasing from $39.0 million in 2005. This decrease was primarily attributable to higher out-of-pocket costs in 2005 related to certain securities class action settlements we were administering. The nature and volume of work performed on class action settlements typically requires more reimbursable out-of-pocket expenditures in Legal Settlement Administration as compared to our other operating segments.
Transaction Volume
Legal Settlement Administration services are generally project based and not denominated by individual claims. Depending upon the nature of projects being administered and their respective stages of completion, the volume of transactions or tasks performed by us can vary, sometimes significantly.
Direct Compensation and Fringe Benefits
Legal Settlement Administration’s direct compensation expense, including related payroll taxes and fringe benefits, as a percent of revenues before reimbursements increased to 40.6% in 2006 compared to 37.4% in 2005. This increase was due to higher incentive compensation expense in 2006 related to the increase in revenues and operating earnings. There was an average of 565 full-time equivalent employees in 2006, compared to an average of 502 in 2005.
Legal Settlement Administration salaries and wages increased 24.4%, to $46.8 million in 2006 from $37.6 million in 2005. This increase was primarily the result of the increase in full-time equivalent employees in 2006 and increased incentive compensation expense as a result of increased revenues and operating earnings. Payroll taxes and fringe benefits for Legal Settlement Administration totaled $6.4 million in 2006, increasing 23.1% from 2005 costs of $5.2 million due to the increase in salaries and wages.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits
One of our most significant expenses in Legal Settlement Administration is outsourced services due to the variable, project-based nature of our work. Legal Settlement Administration expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of related revenues before reimbursements to 40.7% in 2006 from 44.8% in 2005. This decrease was due to more projects in 2006 being at a stage of completion, which required more internal staff time as opposed to outside resources. Typically in the early to middle stages of class action settlement projects, more external resources are required than in the completion stage when more internal resources are utilized.
Reimbursed Expenses
Reimbursed out-of-pocket expenses included in total expenses for our Legal Settlement Administration segment were $36.7 million in 2006, decreasing from $39.0 million in 2005. This decrease was primarily attributable to higher out-of-pocket costs in 2005 related to certain securities class action projects we were administering.
INTERNATIONAL OPERATIONS
Years Ended December 31, 2006 and 2005
Operating earnings in our International Operations segment improved to $16.0 million in 2006, up 20.3% from last year’s operating earnings of $13.3 million. This improvement reflected an increase in the operating margin from 4.7% in 2005 to 5.3% in 2006.
Revenues before Reimbursements
Substantially all International Operations revenues are derived from the property and casualty insurance company market.
Revenues before reimbursements from our International Operations totaled $303.7 million in 2006, a 6.4% increase from the $285.4 million reported in 2005. Excluding acquisitions, International Operations unit volume, measured principally by cases received, increased 9.9% in 2006 compared to 2005. Our third quarter 2006 acquisition of Specialty Liability Services, Ltd. in the United Kingdom (“U.K.”) increased international revenues by $1.5 million, or 0.5%, in 2006. Revenues before reimbursements decreased 4.9% due to changes in the mix of services provided and in the rates charged for those services. Growth in high-frequency, low-severity claims referrals in the U.K. and Continental Europe, Middle East, and Africa (“CEMEA”) from new contracts entered into during 2006 and 2005 reduced the average revenue per claim during 2006. However, this decline in average revenue per claim was offset by higher unit volumes, resulting in an overall revenue increase in 2006. See the following analysis of International Operations cases received. Revenues before reimbursements reflected a 0.9% increase during 2006 due to the positive effect of a weak U.S. dollar, primarily as compared to the British pound and the euro.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Reimbursements Included in Total Revenues
Reimbursements for out-of-pocket expenses included in total revenues for our International Operations segment decreased to $29.6 million in 2006 from $29.9 million in 2005. This decrease was primarily due to higher out-of-pocket expenses in the 2005 first quarter as we were completing hurricane-related claims in the Caribbean region. This decrease was partially offset by the positive effect of a weak U.S. dollar, as compared primarily to the British pound and the euro.
Case Volume Analysis
Excluding the impact of acquisitions, International Operations unit volumes by region for 2006 and 2005 were as follows:

(whole numbers)	2006	2005	Variance

United Kingdom	161,285	142,313	13.3%
Americas	148,111	125,192	18.3%
CEMEA	112,673	119,469	(5.7%)
Asia/Pacific	64,003	55,139	16.1%

Total International Cases Received	486,072	442,113	9.9%

The increase in the U.K. during 2006 was due to claims received from new contracts entered into during 2005 and 2006. The increase in the Americas was primarily due to an increase in high frequency, low-severity claims in Latin America as a result of new client agreements entered into during 2006. The decrease in CEMEA was primarily due to a decrease in weather-related claims in Sweden in the current year. The increase in Asia/Pacific was due to an increase in high-frequency, low-severity claims activity in Australia and Singapore caused by increased claim frequency from existing clients and by Cyclone Larry.
Direct Compensation and Fringe Benefits
As a percent of revenues before reimbursements, direct compensation expense, including related payroll taxes and fringe benefits, increased slightly to 70.0% in 2006 from 69.9% in 2005. This increase was due to higher incentive compensation expense related to the increase in International operating earnings, primarily in the U.K. There was an average of 3,439 full-time equivalent employees in 2006, up from 3,238 in 2005.
Salaries and wages of the International Operations segment personnel increased 5.9% to $177.0 million in 2006 compared to $167.2 million in 2005, decreasing as a percent of revenues before reimbursements from 58.6% in 2005 to 58.3% in 2006. Payroll taxes and fringe benefits increased 10.2% to $35.5 million in 2006 compared to $32.2 million in 2005, increasing as a percent of revenues before reimbursements from 11.3% in 2005 to 11.7% in 2006. Staffing increases in the U.K. to handle claims received from new contracts entered into in late 2005 and 2006 and increased defined contribution retirement plan costs generated the majority of these increases. The increases in these costs were also partly the result of a decline in the value of the U.S. dollar against other major currencies, primarily the British pound and the euro.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits
Expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of revenues before reimbursements from 25.4% in 2005 to 24.7% in 2006. This decrease was primarily due to lower professional indemnity self-insurance costs.
Reimbursed Expenses
Reimbursed expenses for out-of-pocket costs included in total expenses for our International Operations decreased to $29.6 million in 2006 from $29.9 million in 2005. This decrease was due to higher out of pocket expenses in the 2005 first quarter as we were completing hurricane claims in the Caribbean region. This decrease was partially offset by a decline in the value of the U.S. dollar against other major currencies.
U.S. PROPERTY AND CASUALTY
Years Ended December 31, 2005 and 2004
Revenues before Reimbursements
U.S. Property and Casualty revenues before reimbursements decreased 3.3% to $223.6 million in 2005 compared to $231.3 million in 2004. In 2005, U.S. Property and Casualty revenues reflected a $6.1 million decline in catastrophe-related revenues from the 2004 period when we were responding to the hurricanes that struck the southeastern United States. Revenues generated by our catastrophe adjusters totaled $36.4 million in 2005 compared to $42.5 million in 2004. The decrease in revenues from property and casualty insurance company clients was also due to a continued softening in referrals for high-frequency, low-severity claims during 2005. See the following analysis of U.S. Property and Casualty cases received.
Reimbursements Included in Total Revenues
Reimbursements for out-of-pocket expenses included in total revenues for our U.S. Property and Casualty segment were $10.5 million in 2005, increasing slightly from $10.4 million in 2004.
Case Volume Analysis
U.S. Property and Casualty unit volumes, measured principally by cases received, decreased 13.6% from 2004 to 2005. This decrease was partially offset by a 10.3% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 3.3% decrease in U.S. Property and Casualty revenues before reimbursements from 2004 to 2005. The decrease in referrals of high-frequency, low-severity claims increased our average revenue per claim in 2005.
U.S. Property and Casualty unit volumes by major service line, as measured by cases received, for 2005 and 2004 were as follows:

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations

(whole numbers)	2005	2004	Variance

Property	161,087	164,220	(1.9%)
Vehicle	126,486	144,306	(12.3%)
Casualty	108,138	124,685	(13.3%)
Catastrophe Services	54,674	89,588	(39.0%)
Workers’ Compensation	33,394	36,876	(9.4%)
Other	54	246	(78.0%)

Total U.S. Property and Casualty Cases Received	483,833	559,921	(13.6%)

During 2004, claims handled by our catastrophe services adjusters increased significantly due to the four hurricanes that struck Florida and other southeastern states. Hurricanes Katrina, Rita, and Wilma did not generate the same catastrophe services claims volume for us in 2005. The declines in casualty and workers’ compensation claims in 2005 were due to a reduction in claims from our existing clients and reflected a continuing decline in reported workplace injuries. The decline in vehicle claims during 2005 was due to a continued decline in referrals of high-frequency, low-severity claims from our insurance company clients, as these claims are increasingly being handled telephonically or through direct repair networks managed by the property and casualty insurance companies.
Direct Compensation and Fringe Benefits
Our most significant expense in U.S. Property and Casualty is the compensation of employees, including related payroll taxes and fringe benefits. U.S. Property and Casualty direct compensation expense as a percent of the related revenues before reimbursements increased to 62.5% in 2005 compared to 58.9% in 2004. This increase primarily reflected an increase in capacity in our U.S. Property and Casualty segment due to the decline in claims volume in 2005. We have maintained our existing service capabilities in our U.S. Property and Casualty field operations as we continue to focus on growing market share in the insurance company market. There was an average of 2,025 full-time equivalent employees (including 226 catastrophe adjusters) in 2005, compared to an average of 1,978 (including 187 catastrophe adjusters) in 2004.
U.S. Property and Casualty salaries and wages increased 3.4%, to $115.3 million in 2005 from $111.5 million in 2004. This increase was primarily a result of merit-based salary increases granted during the year. Payroll taxes and fringe benefits for U.S. Property and Casualty totaled $24.3 million in 2005, decreasing 1.2% from 2004 costs of $24.6 million, due primarily to lower self-insured employee medical benefit costs in 2005.
Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits
U.S. Property and Casualty expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of U.S. Property and Casualty revenues before reimbursements to 37.7% in 2005 from 36.5% in 2004. This increase was primarily due to higher bad debt expense in 2005.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Reimbursed Expenses
Reimbursed out-of-pocket expenses included in total expenses for our U.S. Property and Casualty segment were $10.5 million in 2005, increasing slightly from $10.4 million in 2004.
BROADSPIRE
Years Ended December 31, 2005 and 2004
Revenues before Reimbursements
On October 31, 2006, we finalized our acquisition of Broadspire Management Services, Inc. Following the acquisition, our existing Crawford Integrated Services business was rebranded as Broadspire. The results of Broadspire Management Services, Inc. are included in our Broadspire segment operating results beginning November 1, 2006. Accordingly, the discussion of Broadspire operating results for the years ended December 31, 2005 and 2004 does not include any operating results of Broadspire Management Services, Inc.
Broadspire segment revenues before reimbursements decreased 5.9% to $148.7 million in 2005 compared to $158.0 million in 2004. This decrease in revenues was due primarily to a reduction in claim referrals from our existing clients, only partially offset by net new business gains. See the following analysis of Broadspire segment cases received.
Reimbursements Included in Total Revenues
Reimbursements for out-of-pocket expenses included in total revenues for the Broadspire segment were $3.4 million in 2005, decreasing slightly from $3.5 million in 2004.
Case Volume Analysis
Broadspire unit volumes, measured principally by cases received, decreased 3.4% from 2004 to 2005. Revenues also declined by 2.5% as a result of changes in the mix of services provided and in the rates charged for those services, resulting in a total 5.9% decrease in Broadspire segment revenues before reimbursements from 2004 to 2005.
Broadspire unit volumes by major service line, as measured by cases received, for 2005 and 2004 were as follows:

(whole numbers)	2005	2004	Variance

Workers’ Compensation	106,276	112,026	(5.1%)
Casualty	82,149	84,425	(2.7%)
Other	22,365	21,784	(2.7%)

Total Broadspire Cases Received	210,790	218,235	(3.4%)

The declines in casualty and workers’ compensation claims in 2005 were primarily due to a reduction in claims from our existing clients, only partially offset by net new business gains, and reflected a continuing decline in reported workplace injuries.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Direct Compensation and Fringe Benefits
Our most significant expense is the compensation of employees, including related payroll taxes and fringe benefits. Broadspire’s direct compensation expense as a percent of the related revenues before reimbursements increased to 65.6% in 2005 compared to 60.3% in 2004. This increase reflected an increase in capacity in our Broadspire segment due to the decline in claims volume. We have maintained our existing service capabilities in our Broadspire field operations as we continue to focus on growing market share in our U.S. self-insured market. Average full-time equivalent employees totaled 1,448 in 2005, down 2.3% from 1,482 in 2004.
Broadspire salaries and wages increased 3.0%, to $79.8 million in 2005 from $77.5 million in 2004. This increase was primarily a result of merit-based salary increases granted during the year. Payroll taxes and fringe benefits for the Broadspire segment totaled $17.7 million in 2005, decreasing 1.1% from 2004 costs of $17.9 million, due primarily to lower self-insured employee medical benefit costs in 2005.
Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits
Broadspire expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased slightly as a percent of revenues before reimbursements to 41.2% in 2005 from 41.4% in 2004.
Reimbursed Expenses
Reimbursed out-of-pocket expenses included in total expenses for our Broadspire segment were $3.4 million in 2005, decreasing slightly from $3.5 million in 2004.
LEGAL SETTLEMENT ADMINISTRATION
Years Ended December 31, 2005 and 2004
Revenues before Reimbursements
Legal Settlement Administration revenues before reimbursements increased 28.7% to $114.3 million in 2005 compared to $88.8 million in 2004 due to the commencement of several major securities class action projects. During 2005, we were awarded 170 new settlement administration assignments compared to 159 during 2004. At December 31, 2005 we had a backlog of projects awarded totaling approximately $40.0 million compared to $30.0 million at December 31, 2004. Legal Settlement Administration revenues are project-based and can fluctuate significantly.
Reimbursements Included in Total Revenues
Reimbursements for out-of-pocket expenses included in total revenues for Legal Settlement Administration were $39.0 million in 2005, increasing from $35.2 million in 2004. This increase was primarily attributable to higher out-of-pocket costs in 2005 related to the increase in Legal Settlement Administration revenues. The nature and volume of work performed on class action settlements require more reimbursable out-of-pocket expenditures in Legal Settlement Administration as compared to our other operating segments.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Transaction Volume
Legal Settlement Administration services are project based and not denominated by individual claims. Depending upon the nature of projects being administered and their respective stages of completion, the volume of transactions or tasks performed by us can vary, sometimes significantly.
Direct Compensation and Fringe Benefits
Legal Settlement Administration’s direct compensation expense, including related payroll taxes and fringe benefits, as a percent of revenues before reimbursements decreased to 37.4% in 2005 compared to 41.1% in 2004. This decrease was due to a higher utilization of existing project management staff during 2005. Average full-time equivalent employees totaled 502 in 2005, compared to 511 in 2004.
Legal Settlement Administration salaries and wages increased 19.7%, to $37.6 million in 2005 from $31.4 million in 2004. This increase was primarily a result of increased incentive compensation as a result of increased revenues and operating earnings. Payroll taxes and fringe benefits for Legal Settlement Administration totaled $5.2 million in 2005, increasing 2.0% from 2004 costs of $5.1 million.
Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits
One of the most significant expenses in Legal Settlement Administration is outsourced services due to the variable, project-based nature of our work. Legal Settlement Administration expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased slightly as a percent of related revenues before reimbursements to 44.8% in 2005 from 45.1% in 2004.
Reimbursed Expenses
Reimbursed out-of-pocket expenses included in total expenses for our Legal Settlement Administration segment were $39.0 million in 2005, increasing from $35.2 million in 2004. This increase was primarily attributable to higher out-of-pocket costs in 2005 related to the increase in Legal Settlement Administration revenues.
INTERNATIONAL OPERATIONS
Years Ended December 31, 2005 and 2004
Revenues before Reimbursements
Revenues before reimbursements in our International Operations segment totaled $285.4 million in 2005, an 11.7% increase from the $255.4 million reported in 2004. Excluding acquisitions, International unit volume, measured principally by cases received, increased 25.2% in 2005 compared to 2004. Our third quarter 2004 acquisition of the net assets of Cabinet Mayoussier, Cabinet Tricaud, and TMA in France increased International revenues by $2.3 million, or 0.8%, in 2005. Revenues before reimbursements decreased

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
18.7% due to changes in the mix of services provided and in the rates charged for those services. Growth in high-frequency, low-severity claims referrals in the U.K. and CEMEA regions from new contracts entered into during 2004 and 2005 reduced the average revenue per claim during 2005. However, this decline in average revenue per claim was offset by higher unit volume, resulting in an overall increase in 2005 revenues. See the following analysis of International cases received. Revenues before reimbursements reflected a 4.4% increase during 2005 due to the positive effect of a weak U.S. dollar, primarily as compared to the British pound and the euro.
Reimbursements Included in Total Revenues
Reimbursements for out-of-pocket expenses included in total revenues for our International Operations increased to $29.9 million in 2005 from $29.0 million in 2004. This increase was mainly due to the positive effect of a weak U.S. dollar, primarily compared to the British pound and the euro.
Case Volume Analysis
International unit volumes, excluding the impact of acquisitions, by region for 2005 and 2004 were as follows:

(whole numbers)	2005	2004	Variance

United Kingdom	142,313	110,361	29.0%
Americas	125,192	113,701	10.1%
CEMEA	114,719	88,802	29.2%
Asia/Pacific	55,139	36,488	51.1%

Total International Cases Received	437,363	349,352	25.2%

The increase in the U.K. during 2005 was due to claims received from new contracts entered into during 2004 and 2005. The increase in the Americas was primarily due to flood-related claims activity in Canada during the 2005 third and fourth quarters. The increase in CEMEA was primarily due to weather-related claims in Sweden received from two new clients and an increase in claims received in the region from new contracts entered into during 2004 and 2005. The increase in Asia/Pacific was due to weather-related claims.
Direct Compensation and Fringe Benefits
As a percent of revenues before reimbursements, direct compensation expense, including related payroll taxes and fringe benefits, increased to 69.9% in 2005 from 68.7% in 2004. This increase was due to higher incentive compensation expense related to the increase in International operating earnings, primarily in the U.K. There was an average of 3,238 full-time equivalent employees in 2005, up from 3,158 in 2004.
Salaries and wages of international personnel increased 12.7% to $167.2 million in 2005 compared to $148.3 million in 2004, increasing as a percent of revenues before reimbursements from 58.1% in 2004 to 58.6% in 2005. Payroll taxes and fringe benefits increased 18.4% to $32.2 million in 2005 compared to $27.2 million in 2004, increasing as a percent of revenues before reimbursements from 10.6% in 2004 to 11.3% in 2005. The increases in these costs were largely the result of a decline in the value of the U.S. dollar against other major currencies, primarily the British pound and the euro, and

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
staffing increases in the U.K. to handle claims received from new contracts entered into in late 2005.
Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits
Expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of revenues before reimbursements from 26.8% in 2004 to 25.4% in 2005. This decrease was primarily due to lower bad debt expense resulting from improved collections and also due to greater utilization of our leased office space in response to the increase in incoming cases in the U.K. and CEMEA.
Reimbursed Expenses
Reimbursed expenses for out-of-pocket costs included in total expenses for our International Operations increased to $29.9 million in 2005 from $29.0 million in 2004. This increase was due to a decline in the value of the U.S. dollar against other major currencies.
Liquidity, Capital Resources, and Financial Condition
At December 31, 2006, our working capital balance (current assets less current liabilities) was approximately $99.9 million, a decrease of $30.3 million from the working capital balance at December 31, 2005. This decline was primarily due to a $48.7 million increase in current deferred revenues as a result of the Broadspire Management Services, Inc. acquisition, partially offset by a $17.5 million decline in accrued income taxes. Cash and cash equivalents at the end of 2006 totaled $61.7 million, increasing $14.8 million from $46.8 million at the end of 2005. Short-term investment was $5.0 million at December 31, 2006 and 2005.
Cash Provided by Operating Activities
Cash provided by operations increased by $12.0 million in 2006, from $40.8 million in 2005 to $52.7 million in 2006. Cash was generated in 2006 by the collections of accounts receivable related to the hurricanes that struck the southeastern U.S. late in 2005 and by improved collections in our Legal Settlement Administration segment. Income tax payments in 2006 were $10.9 million compared to payments of $10.6 million in 2005. During 2006, we made cash contributions of $6.8 million to our U.S. defined contribution retirement plan compared to $6.7 million in 2005. We plan to make contributions of $7.1 million to this plan in 2007. Cash of $5.4 million was used to fund our U.K. and Netherlands defined benefit pension plans in 2006 compared to $3.7 million in 2005. We were not required to make any contributions to our frozen U.S. defined benefit pension plan during 2006 or 2005. During 2007, we expect to contribute $6.9 million to our U.K. and Netherlands defined benefit pension plans. The Pension Protection Act of 2006 legislation passed by the U.S. Congress and recent regulatory changes in the U.K. could significantly increase required future funding of our U.S. and U.K. defined benefit pension plans.
Cash provided by operations increased $4.9 million in 2005, from $35.8 million in 2004 to $40.8 million in 2005, despite lower net income in 2005 compared to 2004. Cash was

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
generated in 2005 by the collections of accounts receivable related to the hurricanes that struck the southeastern U.S. and Caribbean region in late 2004 and by improved collections in our Legal Settlement Administration segment. These collections were partially offset by higher income tax payments in 2005 compared to 2004. Income tax payments in 2005 were $10.6 million compared to net refunds received of $2.0 million in 2004. During 2005 we made cash contributions of $6.7 million to our U.S. defined contribution retirement plan compared to $6.4 million in 2004. Cash of $3.7 million was used to fund our U.K. and Netherlands defined benefit pension plans in 2005 compared to $4.1 million in 2004.
Cash Used in Investing Activities
Cash used in investing activities increased by $162.0 million in 2006, from $12.6 million in 2005 to $174.6 million in 2006. Cash payments related to the Broadspire Management Services, Inc. and e-Triage acquisitions in the U.S. and SLS in the U.K. used $162.5 million in cash during 2006. There were no material acquisitions made during 2005. Cash used to acquire property and equipment, including capitalized software, increased $2.5 million from $20.3 million in 2005 to $22.7 million in 2006. We estimate our capital additions in 2007, including capitalized software, will approximate $25.0 million. Also in 2006, we received $8.0 million related to the 2006 sale of our Atlanta, Georgia home office facility and $3.0 million from the sale of our investigations services business.
Cash used in investing activities declined by $4.0 million in 2005, from $16.6 million in 2004 to $12.6 million in 2005. In 2005, we received $7.6 million in full payment of a note receivable related to the 2004 sale of an undeveloped parcel of land. Cash used to acquire property and equipment, including capitalized software, increased $2.0 million from $18.2 million in 2004 to $20.3 million in 2005.
Cash Provided by (Used in) Financing Activities
Cash provided by financing activities was $135.8 million in 2006, increasing from a use of cash of $19.5 million in 2005. On October 31, 2006, in connection with the Broadspire Management Services, Inc. acquisition, we terminated our existing credit agreements and replaced them with a new secured credit agreement that contains a $210.0 million term loan and a $100.0 million revolving credit facility. For the year ended December 31, 2006, total short-term and long-term borrowings, net of repayments, increased by $147.4 million. Cash dividends to shareholders in 2006 approximated $8.9 million, declining from $11.7 million in 2005. As a percentage of net income, cash dividends totaled 59.1% in 2006, compared to 91.2% in 2005.
Cash used in financing activities declined by $2.9 million in 2005, from $22.3 million in 2004 to $19.5 million in 2005. Net debt reductions, primarily for short-term borrowings, were $8.0 million in 2005 compared to $11.3 million in 2004. Cash dividends to shareholders in 2005 were not significantly different than 2004, approximating $11.7 million for each year. As a percentage of net income, cash dividends totaled 91.2% in 2005 compared to 46.5% in 2004.
During 2006 and 2005, we did not repurchase any shares of our Class A or Class B

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Common Stock. As of December 31, 2006, 705,863 shares remain to be repurchased under the discretionary 1999 share repurchase program authorized by the Board of Directors. We believe it is unlikely that we will repurchase shares under this program in the foreseeable future due to the underfunded status of our U.S. and U.K. defined benefit pension plans and due to the covenants and restrictions associated with our new credit agreement dated October 31, 2006.
Contractual Obligations
As of December 31, 2006, the impact that our contractual obligations (excluding payments for short-term borrowings and interest) are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due by Period
	Less			More
	than 1	1-3	3-5	than 5
(in thousands)	Year	Years	Years	Years	Total

Long-term debt, including current portions (Note 5)	$2,288	$4,575	$4,432	$189,500	$200,795
Operating lease obligations (Note 4)	46,321	74,918	53,191	151,511	325,941
Capital lease obligations (Note 5)	333	437	60	40	870
Outsourced services obligation	2,541	—	—	—	2,541

Total	$51,483	$79,930	$57,683	$341,051	$530,147

Approximately $13.3 million of operating lease obligations included in the table above are expected to be funded by sublessors under existing sublease agreements. The obligation for outsourced services relates to certain information technology functions performed by a third-party provider under a contract that will expire during the first quarter of 2007.
Our $100.0 million line of credit under our New Credit Agreement had an outstanding balance of $26.6 million at December 31, 2006. This line of credit expires and is payable on October 30, 2011.
We also have substantial future payments of variable-rate interest for borrowings outstanding under our New Credit Agreement. Based on interest rates and borrowings at December 31, 2006, the following table shows estimated future interest payments over the remaining term of the term loan and revolving credit facility, after considering the impact of required minimum quarterly principal payments on the term loan facility. The actual amounts of interest that we will ultimately pay will likely differ from the amounts below due to changes in interest rates, and possibly due to accelerated principal payments that we may make.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations

	Interest Payments by Period
	Less			More
	than 1	1-3	3-5	than 5
(in thousands)	Year	Years	Years	Years	Total

Term loan	$15,617	$30,738	$30,078	$26,991	$103,424
Revolving credit facility	2,055	4,110	3,768	—	9,933

Total	$17,672	$34,848	$33,846	$26,991	$113,357

Defined Benefit Pensions Funding and Cost
Future cash funding of our U.S. and international defined benefit pension plans will depend largely on future investment performance, interest rates, changes to mortality tables, and regulatory requirements. Effective December 31, 2002, we froze our U.S. defined benefit pension plan. The aggregate deficit in the funded status our defined benefit pension plans totaled $93,708,000 and $105,495,000 at the end of 2006 and 2005, respectively. The deficit decrease in 2006 was primarily due to an increase in long-term interest rates used to discount our defined benefit pension liabilities. For 2007, we expect to make contributions of approximately $6.9 million to our U.K. and Netherlands defined benefit pension plans. We are currently not required to make any contributions to the U.S. defined benefit pension plan in 2007. Net periodic benefit costs for our defined benefit pension plans totaled $8,972,000, $7,795,000 and $6,705,000 in 2006, 2005 and 2004, respectively. Net periodic pension costs for 2007 are expected to be approximately $7.4 million for our defined benefit pension plans. Cash contributions to our U.S. defined contribution plan of approximately $7.1 million will be made in the 2007 first quarter.
On August 17, 2006, the Pension Protection Act of 2006 (the “Act”) was signed into U.S. law. The Act, among others things, introduces new funding requirements for U.S. defined benefit pension plans and impacts financial reporting for these plans. The requirements of the Act are effective for plan years beginning after December 31, 2007. Under the Act, all U.S. single-employer defined benefit pension plans are subject to one set of funding rules for determining minimum required contributions, referred to in the Act as the “Funding Target Liability.” The Act changes the interest rates that must be used to value plan liabilities, limits the ability to adjust for fluctuations in asset values, and allows limited use of credit balances to reduce otherwise required minimum contributions. For most defined benefit pension plans, the Funding Target Liability and the accumulated benefits obligation (“ABO”) will be materially equivalent. Our frozen U.S. defined benefit pension plan was underfunded by $79,203,000 at December 31, 2006 based on an ABO of $383,961,000. Based on current assumptions used of 5.99% for the interest rate to discount plan liabilities and 8.50% for the expected rates of return on the plan’s assets, we estimate that we will have to make the following annual minimum contributions to our frozen U.S. defined benefit pension plan in order to meet the Funding Target Liability under the Act:

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Estimated Minimum
Funding Requirement
Year Funded	(in thousands)

2007	$—
2008	11,000
2009	22,000
2010	15,000
2011	13,000
2012	11,000
2013	4,000
2014	1,000

Total	$77,000

Future Dividend Payments
Our Board of Directors makes dividend decisions each quarter based in part on an assessment of current and projected earnings and cash flows. Our ability to pay future dividends could be impacted by many factors including the funding requirements for our defined benefit pension plans, repayments of outstanding borrowings, future levels of cash generated by our operating activities, and restrictions related to the covenants contained in our New Credit Agreement dated October 31, 2006. The covenants in our New Credit Agreement limit dividend payments to shareholders to $12.5 million in any 12-month period once certain leverage and fixed charge coverage ratios are met. Based on our anticipated future operating performance and the application of these leverage and fixed charge coverage ratios, we do not anticipate paying dividends to shareholders until at least the 2008 first quarter.
Other Matters Concerning Liquidity, Capital Resources, and Financial Condition
We maintain a committed $100.0 million revolving credit line with a syndication of banks in order to meet seasonal working capital requirements and other financing needs that may arise. This revolving credit line expires on October 30, 2011. As a component of this credit line, we maintain a letter of credit facility to satisfy certain of our own contractual obligations. Including $21.1 million committed under the letter of credit facility, the balance of our unused line of credit totaled $52.3 million at December 31, 2006. Our short-term debt obligations typically peak during the first quarter and generally decline during the balance of the year. Short-term borrowings outstanding, including bank overdraft facilities, as of December 31, 2006 totaled $27.8 million, decreasing from $28.9 million at the end of 2005. Long-term borrowings outstanding, including current installments, totaled $201.7 million as of December 31, 2006,

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
compared to $52.3 million at December 31, 2005. We have historically used the proceeds from our long-term borrowings to finance business acquisitions.
We believe our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations for the next 12 months.
We have not engaged in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of our foreign subsidiaries. Foreign currency denominated debt serves to hedge the currency exposure of our net investment in foreign operations. We have not engaged in any hedging activities to compensate for the effect of interest rate fluctuations on our variable rate long-term and short-term borrowings. We are currently evaluating options available to us to enter into hedging agreements that may offer us some protection if interest rates increase on borrowings outstanding under our new secured credit agreement (“the New Credit Agreement”).
Shareholders’ investment at the end of 2006 was $211.2 million, compared to $179.0 million at the end of 2005. This increase was the result of net income, common stock issued under employee incentive plans, a decrease in our accrued pension liabilities, and net positive foreign currency translations, partially offset by cash dividends paid to shareholders, a charge to retained earnings related to the creation of a minority interest in our South Africa subsidiary, and the net impact of adoption of the recognition and disclosure provisions of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R.”
During 2006, we recorded an adjustment to Accumulated Other Comprehensive Loss, a component of Shareholders’ Investment, to decrease our accrued pension liabilities by $11.3 million, net of tax. During 2005, we recorded an adjustment to Accumulated Other Comprehensive Loss to increase our minimum pension liabilities by $17.1 million, net of tax. These non-cash items resulted primarily from fluctuations in the fair market value of our pension investments as of the plans’ respective measurement dates and changes in applicable interest rates used to discount the plans’ liabilities during 2006 and 2005. During 2006, we also credited Accumulated Other Comprehensive Loss by $738,000, net of tax, for the impact that the adoption of the recognition and disclosure provisions of SFAS 158 had on our retiree medical benefit plan.
Contingent Payments
We normally structure business acquisitions to include earnout payments, which are contingent upon the acquired entity reaching certain revenue and operating earnings targets. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2006 levels of revenues and operating earnings, additional payments under existing earnout agreements approximate $6.5 million through 2010, as follows: 2007 — $0; 2008 — $767,000; 2009 — $5.0 million; and 2010 - $777,000.
Off-Balance Sheet Arrangements

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
At December 31, 2006, we have not entered into any off-balance sheet arrangements that could materially impact our operations, financial conditions, or cash flows.
Critical Accounting Policies and Estimates
Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses our consolidated financial statements, which are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates and judgments based upon historical experience and various other factors that we believe are reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following critical accounting policies for revenue recognition, allowance for doubtful accounts, valuation of goodwill and other long-lived assets, defined benefit pension plans, determination of our effective tax rate for financial reporting purposes, and self-insured risks require significant judgments and estimates in the preparation of the consolidated financial statements. Changes in these underlying estimates could potentially materially affect consolidated results of operations, financial position and cash flows in the period of change. Although some variability is inherent in these estimates, the amounts provided for are based on the best information available to us and we believe these estimates are reasonable.
We have discussed the following critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed our related disclosure in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Revenue Recognition
Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs incurred in administering a claim are typically passed on to our clients and included in our revenues. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on a historical evaluation of actual claim closing rates by major lines of coverage. Additionally, recent claim closing rates are evaluated to ensure that current claim closing history does not indicate a significant deterioration or improvement in the longer-term historical closing rates used.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
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
Based upon our historical averages, we close approximately 99% of all cases referred to us under lifetime claim service arrangements within the first five years from the date of referral. Also, within that five-year period, the percentage of claims remaining open in any one particular year has remained relatively consistent from period to period. Each quarter we evaluate our historical claim closing rates by major line of insurance coverage and make adjustments as necessary. Any changes in estimates are recognized in the period in which they are determined.
The acquisition of Broadspire Management Services, Inc. increased our deferred revenues by $115.8 million as of December 31, 2006. Of this amount, $110.8 million is associated with the handling of lifetime claims. The historical closing patterns and average case lives associated with the Broadspire Management Services, Inc. deferred revenues are similar to our existing business.
As of December 31, 2006, deferred revenues related to lifetime claim handling arrangements approximated $125.1 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims. Absent an increase in per-claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $2.4 million, or $0.03 per share after reflecting income taxes, for the year ended December 31, 2006. If our average claim closing rates for lifetime claims increased by 1%, we would have recognized additional revenues of approximately $2.1 million, or $0.03 per share after reflecting income taxes, for the year ended December 31, 2006.
The estimate for deferred revenues is a critical accounting estimate for our Broadspire segment.
Allowance for Doubtful Accounts
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments and adjustments clients may make to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
accounted for as reductions to revenues. These allowances are established by using historical write-off information to project future experience and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current insurance industry conditions. Each quarter, we evaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been accurate.
As of December 31, 2006, our allowance for doubtful accounts totaled $16.8 million or approximately 8.6% of gross billed receivables. If the financial condition of our clients deteriorated, resulting in an inability to make required payments to us, additional allowances may be required. If the allowance for doubtful accounts changed by 1% of gross billed receivables, reflecting either an increase or decrease in expected future write-offs, the impact to 2006 pretax income would have been approximately $2.0 million, or $0.02 per share after reflecting income taxes.
Valuation of Goodwill and Other Long-Lived Assets
We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily intangible assets related to customer relationships, technology, trade names, property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test in accordance with SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), for goodwill and indefinite-lived intangible assets, SFAS 109, “Accounting for Income Taxes” (“SFAS 109”), for deferred income tax assets, and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), for other long-lived assets. We believe goodwill and other long-lived assets were appropriately valued and not impaired at December 31, 2006.
We perform an annual impairment analysis of goodwill in accordance with SFAS 142 where we compare the book value of our reporting units to the estimated market value of those reporting units as determined by discounting future projected cash flows. Based upon our analysis completed in the 2006 fourth quarter, which used a discount rate of 12% to discount future projected cash flows, we did not have an impairment of goodwill in 2006. The estimated market values of our reporting units are based upon certain assumptions made by us. If the growth rate or weighted-average cost of capital assumption used to calculate the market value of our reporting units changed, impairment could result. If our weighted-average cost of capital assumption increased by 170 basis points from 12% to 13.7%, we would have a potential impairment in our international reporting unit. We would then be required to perform a detailed analysis to measure the amount of impairment loss, if any. No potential impairment would have existed in our former single U.S. reporting unit for similar assumption changes.
Subsequent to our acquisition of Broadspire Management Services, Inc., we realigned our

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
reporting structure and expanded our number of operating segments and reporting units. As a result, we reallocated our existing goodwill amounts to our revised reporting units based on their relative fair market values as determined by a discounted cash flow analysis. No impairment indicators existed as of December 31, 2006 based on that reallocation.
Defined Benefit Pension Plans
We sponsor various defined benefit pension plans in the U.S., U.K., and Netherlands that cover a substantial number of employees in each location. We use a September 30 measurement date to determine pension expense under SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), for our U.S. defined benefit pension plan and an October 31 measurement date for our international defined benefit pension plans. Our U.S. defined benefit pension plan was frozen on December 31, 2002. Our U.K. defined benefit pension plans have also been frozen for new employees, but existing participants may still accrue additional benefits based on salary levels existing at the freeze date. Benefits payable under our U.S. and Netherlands defined benefit pension plans are generally based on career compensation; however, no additional benefits accrue on our frozen U.S. plan after December 31, 2002. Benefits payable under the U.K. plans are generally based on an employee’s final frozen salary. Our funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of amounts deductible under applicable income tax regulations. Plan assets are invested in equity securities and fixed income investments, with a target allocation of approximately 40% to 80% in equity securities and 20% to 60% in fixed income investments.
We use the services of independent actuaries to calculate our obligations related to our defined benefit pension plans. We review the actuarial assumptions on an annual basis and select the assumptions to be used by the actuaries. The major assumptions used in accounting for the plans in 2006 were a discount rate of 5.99% and an expected return on plan assets ranging from 5.61% to 9.27%. For the annual discount rate assumption, we have adopted a single discount rate which has been determined based on the yield for a portfolio of investment grade corporate bonds with maturity dates matched to the future payment of the plans’ benefit obligations. The expected long-term rates of return on plan assets are based on the plans’ asset mix, actual historical returns on equity securities and fixed income investments held by the plans, and an assessment of expected future returns.
The estimated liabilities for our defined benefit pension plans are sensitive to changes in the underlying assumptions for the expected return on plan assets and the discount rate used to determine the present value of projected benefits payable under the plans. If our assumption for the expected return on plan assets of our U.S. and U.K. defined benefit pension plans changed by 0.50%, representing either an increase or decrease in expected returns, the impact to 2006 pretax income would have been approximately $2.1 million, or $0.03 per share after reflecting income taxes. If our assumption for the discount rate changed by 0.25%, representing either an increase or decrease in interest rates used to value pension plan liabilities, the impact to 2006 pretax income would have been approximately $1.6 million or $0.02 per share after reflecting income taxes.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Effective December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. Included in accumulated other comprehensive loss at December 31, 2006 are the following amounts related to our defined benefit pension plans that have not yet been recognized in net periodic benefit costs: unrecognized transition assets of $992,000 ($620,000 net of tax) and net unrecognized actuarial losses of $117.3 million ($73.3 million net of tax). We had no unrecognized prior service costs at December 31, 2006. The transition assets and net actuarial losses included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit cost during the year ended December 31, 2007 are $279,000 ($174,000 net of tax) and $7.9 million ($4.9 million net of tax), respectively.
For additional information on the impact that the adoption of SFAS 158 had on our Consolidated Balance Sheet, see Note 2 to our consolidated financial statements included in this Annual Report.
On December 31, 2008, we will also adopt the requirements of SFAS 158 to measure plans’ assets and benefit obligations as of the date of our year-end Consolidated Balance Sheet.
Determination of Effective Tax Rate Used for Financial Reporting
We account for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to accrued pension liabilities, unbilled and deferred revenues, self-insurance, and depreciation and amortization.
For financial reporting purposes in accordance with the liability method of accounting for income taxes as specified in SFAS 109, “Accounting for Income Taxes,” the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the Consolidated Balance Sheets. The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, multiplied by the enacted statutory tax rates for the year in which we estimate these differences will reverse.
We must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets. Other factors which influence the effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which we operate, and our ability to utilize net operating loss carryforwards in certain of our international subsidiaries.
Our effective tax rate for financial reporting purposes was 37.5% of pretax income for

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
2006. If our effective tax rate used for financial reporting purposes changed by 1%, we would have recognized an increase or decrease to income tax expense of approximately $241,000, or less than a $0.01 impact on earnings per share, for the year ended December 31, 2006.
Self-Insured Risks
We self insure certain insurable risks consisting primarily of professional liability, employee medical and disability, workers’ compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Provisions for claims incurred under self-insured programs are made based on our estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to us, and the adverse developments on reported losses. These estimated liabilities are calculated based on historical claim payment experience, the expected life of the claims, and other factors considered relevant to the claims. The liabilities for claims incurred under our self-insured workers’ compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. Each quarter we evaluate the adequacy of the assumptions used in developing these estimated liabilities and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been accurate.
As of December 31, 2006, our estimated liability for self-insured risks totaled $34.1 million. The estimated liability is most sensitive to changes in the ultimate liability for a claim and, if applicable, the interest rate used to discount the liability. We believe our provisions for self-insured losses are adequate to cover the ultimate net cost of losses incurred. However, these provisions are estimates and amounts ultimately settled may be significantly greater or less than the provisions established. If the average discount rate we used to determine the present value of our self-insured workers’ compensation and employee disability liabilities had changed by 1%, reflecting either an increase or decrease in underlying interest rates, our estimated liabilities for these self-insured risks would have been impacted by approximately $422,000, resulting in an increase or decrease to 2006 net income of approximately $264,000, or less than $0.01 per share.
New Accounting Standards Adopted
On January 1, 2006, we adopted the provisions of SFAS 123R. The adoption of SFAS 123R reduced our pre-tax income in 2006 by approximately $1.2 million, or $0.02 per share after reflecting income taxes. However, the adoption of SFAS 123R did not have a material impact on our financial position. For additional information and disclosure about our adoption of SFAS 123R, see Note 16 to our consolidated financial statements contained in this Annual Report.
Additional information related to new accounting standards adopted during 2006, 2005, and 2004 and to new standards pending adoption is provided in Note 1 to our consolidated financial statements contained in this Annual Report.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Pending Adoption of New Accounting Standards
FIN 48
FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), is effective for fiscal years beginning after December 15, 2006. FIN 48 will be applicable to all routine and nonroutine positions for taxes accounted for under SFAS 109, “Accounting for Income Taxes,” by creating a single model to address uncertainties in income tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 removes income taxes from the scope of SFAS 5, “Accounting for Contingencies.” Based on our evaluations performed thus far, we do not expect the adoption of FIN 48 will have a significant impact on our financial position, results of operations, or cash flows.
Market Risk
Derivatives
We did not enter into any transactions using derivative financial instruments or derivative commodity instruments during the years ended December 31, 2006, 2005, or 2004.
Foreign Currency Exchange
Our international operations expose us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Our revenues before reimbursements from international operations were 37.1%, 37.0%, and 34.8% of total revenues before reimbursements for 2006, 2005, and 2004, respectively. Except for borrowings in foreign currencies, we do not presently engage in any hedging activities to compensate for the effect of currency exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.
We measure foreign currency exchange risk related to our international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential change in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2006 were used to perform the sensitivity analysis. Such analysis indicated that a hypothetical 10% change in foreign currency exchange rates would have increased or decreased consolidated pretax income during 2006 by approximately $1.4 million, or $0.02 per share after reflecting income taxes, had the U.S. dollar exchange rate increased or decreased relative to the currencies to which we had exposure. When exchange rates and currency positions as of December 31, 2005 were used to perform this sensitivity analysis, the analysis indicated that a hypothetical 10% change in currency exchange

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
rates would have increased or decreased consolidated pretax income in 2005 by approximately $1.1 million, or $0.01 per share after reflecting income taxes.
Interest Rates
Our total borrowings have increased significantly as of October 31, 2006 due to the financed acquisition of Broadspire Management Services, Inc., and thus our exposure to interest rate fluctuations has increased significantly since most of our debt contains variable interest rates. This exposure will be mitigated in the future if we make significant payments to reduce our outstanding borrowings.
On October 31, 2006, we terminated our existing credit agreements and replaced them with a New Credit Agreement that contains a $210.0 million term note and a $100.0 million revolving credit facility. Both the new term note and the new revolving credit facility have variable rates of interest. The new term note has an interest rate of LIBOR plus 2.5%, which was 7.86% on December 31, 2006. The new revolving credit facility has a variable interest rate for each currency in which borrowings are denominated. These variable rates under the new revolving credit facility are based on LIBOR or other factors set by the lenders. At December 31, 2006, the weighted-average interest rate on the new revolving credit facility was 7.73% for all currencies.
As of December 31, 2006, total borrowings of approximately $226.6 million were outstanding under the New Credit Agreement. Based on these total outstanding borrowings, if the interest rates increased or decreased by 1%, the annualized impact to our consolidated pretax income would be approximately $2.3 million, or $0.03 per share after reflecting income taxes. Based on total outstanding variable-rate borrowings of approximately $28.9 million as of December 31, 2005, a 1% increase or decrease in interest rates would have impacted 2005 consolidated pretax net income by approximately $289,000, or less than $0.01 per share after reflecting income taxes. We are currently evaluating options available to us to enter into hedging agreements that may offer us some protection from future increases in interest rates on borrowings outstanding under our New Credit Agreement.
Changes in the projected benefit obligations of our defined benefit pension plans are largely dependent on changes in prevailing interest rates that we use to value these obligations under SFAS 87 as of the plans’ respective measurement dates. If our assumption for the discount rate changed by 0.25%, representing either an increase or decrease in the rate, the projected benefit obligation of our U.S. and U.K. defined benefit pension plans would have changed by approximately $19.3 million. The impact of this change to 2006 consolidated pretax income would have been approximately $1.6 million, or $0.02 per share after reflecting income taxes. The impact of this analysis has not materially changed when compared and applied to 2005.
To the extent changes in interest rates on our variable-rate borrowings move in the same direction as changes in the discount rate used for our defined benefit pension plans, changes in our interest expense on our borrowings will be offset to some degree by changes in our defined benefit pension cost. Periodic pension cost for our defined benefit pension plans is impacted primarily by changes in long-term interest rates whereas interest expense for our variable-rate borrowings is impacted more directly by changes in short-term interest rates.

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Credit Risk
We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.
Cautionary Statement Concerning Forward-Looking Statements
This annual report contains and incorporates by reference forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (the “1995 Act”). Statements contained in this report that are not historical in nature are forward-looking statements made pursuant to the “safe harbor” provisions of the 1995 Act. These statements are included throughout this report, and in the documents incorporated by reference in this report, and relate to, among other things, projections of revenues, earnings, earnings per share, cash flows, capital expenditures, working capital or other financial items, output, expectations, or trends in revenues or expenses. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, case volumes, profitability, contingencies, debt covenants, liquidity, and capital resources. The words “anticipate”, “believe”, “could”, “would”, “should”, “estimate”, “expect”, “intend”, “may”, “plan”, “goal”, “strategy”, “predict”, “project”, “will” and similar terms and phrases identify forward-looking statements in this report and in the documents incorporated by reference in this report.
Additional written and oral forward-looking statements may be made by us from time to time in information provided to the Securities and Exchange Commission, press releases, our website, or otherwise.
Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations and the forward-looking statements related to our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Included among, but not limited to, the risks and uncertainties we face are: declines in the volume of cases referred to us for many of our service lines associated with the property and casualty insurance industry, global economic conditions, interest rates, foreign currency exchange rates, regulations and practices of various governmental authorities, the competitive environment, the financial conditions of our clients, the performance of sublessors under certain subleases related to our leased properties, regulatory changes related to funding of defined benefit pension plans, the fact that our U.S. and U.K. defined benefit pension plans are significantly underfunded, changes in the degree to which property and casualty insurance carriers

Crawford & Company
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
outsource their claims handling functions, changes in overall employment levels and associated workplace injury rates in the U. S., the ability to identify new revenue sources not tied to the insurance underwriting cycle, the ability to develop or acquire information technology resources to support and grow our business, the ability to attract and retain qualified personnel, renewal of existing major contracts with clients on satisfactory financial terms, general risks associated with doing business outside the U.S., our ability to comply with debt covenants, possible legislation or changes in market conditions that may curtail or limit growth in product liability and securities class actions, man-made disasters and natural disasters, and our integration of Broadspire Management Services, Inc. Therefore you should not place undue reliance on any forward-looking statements.
Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to publicly update any of these forward-looking statements in light of new information or future events. All future written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the cautionary statements made herein.

CRAWFORD & COMPANY
Management’s Statement on Responsibility for Financial Reporting
The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgements and estimates where appropriate.
The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and transactions are executed and recorded in accordance with management’s authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel. Management believes it maintains an effective system of internal accounting controls.
The Audit Committee of the Board of Directors, comprised solely of outside directors, is responsible for monitoring the Company’s accounting and reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent auditors to review the work of each and to assure that each performs its responsibilities. The independent auditors, Ernst & Young LLP, were selected by the Audit Committee of the Board of Directors and approved by shareholder vote. Both the internal auditors and Ernst & Young LLP have unrestricted access to the Audit Committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of accounting, disclosure and financial reporting controls.

/s/ Thomas W. Crawford	/s/ W. Bruce Swain, Jr.	/s/ W. Forrest Bell

Thomas W. Crawford	W. Bruce Swain, Jr.	W. Forrest Bell
President and	Executive Vice President	Vice President, Corporate
Chief Executive Officer	and Chief Financial Officer	Controller, and Chief
Accounting Officer

March 15, 2007

Management’s Report on Internal Control over Financial Reporting
The management of Crawford & Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:
(i)	pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the Company’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of the Company’s management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. This assessment included Company operations other than those acquired in the October 31, 2006 acquisition of Broadspire Management Services, Inc. Because the operations of Broadspire Management Services, Inc. were acquired during the current year, management excluded these operations from its assessment as permitted by the Securities and Exchange Commission. Broadspire Management Services, Inc. constituted approximately $343.2 million and $151.6 million of total and net assets, respectively, as of December 31, 2006 and approximately $33.1 million and $1.4 million of total revenues and net income, respectively, for the year then ended. As permitted by the Securities and Exchange Commission, management will complete and report on its assessment of internal control over financial reporting for Broadspire Management Services, Inc. operations in the next annual management report on internal control over financial reporting.
Based on this assessment, excluding the operations discussed above, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2006.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report dated March 15, 2007, which is included herein.

/s/ Thomas W. Crawford	/s/ W. Bruce Swain, Jr.	/s/ W. Forrest Bell

Thomas W. Crawford	W. Bruce Swain, Jr.	W. Forrest Bell
President and	Executive Vice President	Vice President, Corporate
Chief Executive Officer	and Chief Financial Officer	Controller, and Chief
Accounting Officer

March 15, 2007

Report of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors of Crawford & Company
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Crawford & Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Crawford & Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Broadspire Management Services, Inc., which was acquired in 2006 and is included in the 2006 consolidated financial statements of Crawford & Company and constituted approximately $343.2 million and $151.6 million of total and net assets, respectively, as of December 31, 2006 and approximately $33.1 million and $1.4 million of total revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Crawford & Company also did not include an evaluation of the internal control over financial reporting of Broadspire Management Services, Inc.
In our opinion, management’s assessment that Crawford & Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Crawford & Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Crawford & Company as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 15, 2007 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Atlanta, Georgia
March 15, 2007

Report of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors of Crawford & Company
We have audited the accompanying consolidated balance sheets of Crawford & Company as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Crawford & Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Atlanta, Georgia
March 15, 2007

CRAWFORD & COMPANY
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)	2006	2005	2004

FOR THE YEARS ENDED DECEMBER 31,

Revenues from Services:

Revenues before reimbursements	$819,522	$771,983	$733,567
Reimbursements	80,858	82,784	78,095

Total Revenues	900,380	854,767	811,662

Costs and Expenses:

Costs of services provided, before reimbursements	638,174	607,951	565,863
Reimbursements	80,858	82,784	78,095

Total costs of services	719,032	690,735	643,958

Selling, general, and administrative expenses	151,497	138,947	135,318
Corporate interest expense, net of interest income of $2,393, $714, and $2,363, respectively	5,753	5,145	3,536
Restructuring costs	1,695	—	—

Total Costs and Expenses	877,977	834,827	782,812

Loss on Early Retirement of Debt	(1,401)	—	—
Gain on Disposal of Business	3,069	—	—
Gain on Sale of Asset	—	—	8,573

Income Before Income Taxes	24,071	19,940	37,423

Provision for Income Taxes	9,060	7,059	12,251

Net Income	$15,011	$12,881	$25,172

Earnings Per Share:
Basic	$0.30	$0.26	$0.52

Diluted	$0.30	$0.26	$0.51

Average Number of Shares Used to Compute:
Basic Earnings Per Share	49,423	48,930	48,773

Diluted Earnings Per Share	49,576	49,347	48,996

Cash Dividends Per Share:
Class A and Class B Common Stock	$0.18	$0.24	$0.24

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED BALANCE SHEETS

(in thousands)	2006	2005

AS OF DECEMBER 31,

ASSETS
Current Assets:
Cash and cash equivalents	$61,674	$46,848
Short-term investment	5,000	5,000
Accounts receivable, less allowance for doubtful accounts of $16,802 in 2006 and $15,986 in 2005	178,447	163,087
Unbilled revenues, at estimated billable amounts	117,098	109,319
Prepaid expenses and other current assets	19,924	14,964

Total Current Assets	382,143	339,218

Property and Equipment:
Property and equipment	140,729	150,008
Less accumulated depreciation	(99,845)	(113,071)

Net Property and Equipment	40,884	36,937

Other Assets:
Goodwill, net	256,700	110,035
Intangible assets arising from business acquisitions, net	127,869	—
Capitalized software costs, net	36,903	33,068
Deferred income tax asset, net	13,498	38,217
Other noncurrent assets	34,991	16,596

Total Other Assets	469,961	197,916

	$892,988	$574,071

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED BALANCE SHEETS

(in thousands)	2006	2005

AS OF DECEMBER 31,

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Short-term borrowings	$27,795	$28,888
Accounts payable	42,262	38,085
Accrued compensation and related costs	64,636	52,377
Self-insured risks	21,722	17,664
Accrued income taxes	363	17,880
Other accrued liabilities	46,526	28,077
Deferred revenues	68,359	19,608
Deposit on sale of corporate headquarters	8,000	—
Current installments of long-term debt and capital leases	2,621	6,441

Total Current Liabilities	282,284	209,020

Noncurrent Liabilities:
Long-term debt and capital leases, less current installments	199,044	45,810
Deferred revenues	77,110	10,409
Self-insured risks	12,338	9,122
Accrued pension liabilities	90,058	101,406
Post-retirement medical benefit obligation	2,440	4,569
Other noncurrent liabilities	14,019	10,355

Total Noncurrent Liabilities	395,009	181,671

Minority interest in equity of consolidated affiliates	4,544	4,349

Shareholders’ Investment:
Class A common stock, $1.00 par value, 50,000 shares authorized; 25,741 and 24,293 shares issued and outstanding in 2006 and 2005	25,741	24,293
Class B common stock, $1.00 par value, 50,000 shares authorized; 24,697 shares issued and outstanding in 2006 and 2005	24,697	24,697
Additional paid-in capital	15,468	6,311
Unearned stock-based compensation	—	(37)
Retained earnings	207,891	202,351
Accumulated other comprehensive loss	(62,646)	(78,584)

Total Shareholders’ Investment	211,151	179,031

	$892,988	$574,071

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT AND COMPREHENSIVE INCOME (LOSS)

						Accumulated
	Common Stock		Unearned	Additional		Other	Total
	Class A	Class B	Stock-based	Paid-In	Retained	Comprehensive	Shareholders’
(in thousands)	Non-Voting	Voting	Compensation	Capital	Earnings	Loss	Investment

Balance at December 31, 2003	$24,027	$24,697	$—	$5,005	$187,747	$(68,882)	$172,594
Comprehensive income:
Net income	—	—	—	—	25,172	—	25,172
Currency translation adjustments, net	—	—	—	—	—	10,260	10,260
Minimum pension liability adjustment (net of $1.3 million tax)	—	—	—	—	—	(2,218)	(2,218)

Total comprehensive income							33,214
Cash dividends paid	—	—	—	—	(11,706)	—	(11,706)
Shares issued in connection with employee benefit plans	130	—	—	601	—	—	731

Balance at December 31, 2004	24,157	24,697	—	5,606	201,213	(60,840)	194,833
Comprehensive loss:
Net income	—	—	—	—	12,881	—	12,881
Currency translation adjustments, net	—	—	—	—	—	(656)	(656)
Minimum pension liability adjustment (net of $7.7 million tax)	—	—	—	—	—	(17,088)	(17,088)

Total comprehensive loss							(4,863)
Cash dividends paid	—	—	—	—	(11,743)	—	(11,743)
Restricted shares issued	5	—	(37)	32	—	—	—
Tax benefit from exercises of stock options	—	—	—	90	—	—	90
Stock-based compensation costs	—	—	—	92	—	—	92
Shares issued in connection with employee benefit plans	131	—	—	491	—	—	622

Balance at December 31, 2005	24,293	24,697	(37)	6,311	202,351	(78,584)	179,031
Comprehensive income:
Net income	—	—	—	—	15,011	—	15,011
Currency translation adjustments, net	—	—	—	—	—	3,857	3,857
Accrued retirement liabilities adjustment (net of $2.9 million tax)	—	—	—	—	—	12,178	12,178

Total comprehensive income							31,046
Cash dividends paid	—	—	—	—	(8,869)	—	(8,869)
SFAS 123R adoption reclass	—	—	37	(37)	—	—	—
Impact of SFAS 158 adoption (net of $0.1 million tax)	—	—	—	—	—	(97)	(97)
Restricted shares issued	156	—	—	(156)	—	—	—
Stock-based compensation costs	—	—	—	3,567	—	—	3,567
Sale of South Africa subsidiary stock	—	—	—	—	(602)	—	(602)
Shares issued with purchase of e-Triage	843	—	—	4,320	—	—	5,163
Shares issued in connection with employee benefit plans	449	—	—	1,463	—	—	1,912

Balance at December 31, 2006	$25,741	$24,697	$—	$15,468	$207,891	$(62,646)	$211,151

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	2006	2005	2004

FOR THE YEARS ENDED DECEMBER 31,

Cash Flows from Operating Activities:
Net income	$15,011	$12,881	$25,172
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization expense	20,545	19,183	18,177
Deferred income tax provision	3,063	3,926	3,758
Stock-based compensation costs	3,567	92	—
Loss (gain) on sales of land, property, and equipment	267	271	(7,786)
Loss on early extinguishment of debt	1,401	—	—
Gain on sale of investigations business	(3,069)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and disposition:
Accounts receivable, net	11,078	12,422	(30,726)
Unbilled revenues, net	6,144	(6,085)	3,191
Prepaid or accrued income taxes	(2,920)	(7,230)	11,246
Accounts payable and accrued liabilities	210	6,821	9,444
Deferred revenues	(6,091)	(3,105)	2,947
Accrued retirement costs	5,064	2,725	1,647
Prepaid expenses and other	(1,553)	(1,140)	(1,257)

Net cash provided by operating activities	52,717	40,761	35,813

Cash Flows from Investing Activities:
Acquisitions of property and equipment	(12,888)	(13,233)	(10,666)
Capitalization of software costs	(9,852)	(7,040)	(7,574)
Proceeds from 2004 sale of undeveloped land	—	7,562	2,028
Proceeds from sale of corporate headquarters	8,000	—	—
Proceeds from sale of investigations business	3,000	—	—
Payments for business acquisitions, net of cash acquired	(162,461)	(121)	(617)
Proceeds from sales of property and equipment	181	330	250
Other investing activity, net	(586)	(112)	—

Net cash used in investing activities	(174,606)	(12,614)	(16,579)

Cash Flows from Financing Activities:
Dividends paid	(8,869)	(11,743)	(11,706)
Proceeds from employee stock-based compensation plans	1,912	622	731
Increase in short-term borrowings	37,642	1,799	84
Payments on short-term borrowings	(39,259)	(8,426)	(10,031)
Proceeds from long-term debt	210,000	—	—
Payments on long-term debt and capital leases	(60,946)	(1,389)	(1,347)
Fee paid for the early extinguishment of debt	(793)	—	—
Capitalized loan costs	(3,901)	(313)	(31)

Net cash provided by (used in) financing activities	135,786	(19,450)	(22,300)

Effects of exchange rate changes on cash and cash equivalents	929	(420)	832

Increase (Decrease) in Cash and Cash Equivalents	14,826	8,277	(2,234)
Cash and Cash Equivalents at Beginning of Year	46,848	38,571	40,805

Cash and Cash Equivalents at End of Year	$61,674	$46,848	$38,571

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
1. Major Accounting and Reporting Policies
Nature of Operations and Industry Concentration
Based in Atlanta, Georgia, Crawford & Company is the world’s largest independent provider of claims management solutions to insurance companies and self-insured entities based on annual revenues, with a global network of more than 700 locations in 63 countries. Major service lines include property and casualty claims management, integrated claims and medical management for workers’ compensation, legal settlement administration including class action and warranty inspections, and risk management information services. The Company’s shares are traded on the New York Stock Exchange under the symbols CRDA and CRDB.
Principles of Consolidation
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company, its majority-owned subsidiaries, and variable interest entities in which the Company is deemed to be the primary beneficiary. Significant intercompany transactions are eliminated in consolidation. The financial statements of the Company’s international subsidiaries other than Canada and the Caribbean are included in the Company’s consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.
The Company uses the purchase method of accounting for all acquisitions where the Company is required to consolidate the acquired entity into the Company’s financial statements. Results of operations of acquired businesses are included in the Company’s consolidated results from the acquisition date.
The Company uses the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46-Revised, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (“FIN 46R”) and related interpretations for identifying a variable interest entity (“VIE”) and determining when the Company should include the assets, liabilities, noncontrolling interests, and results of operations of a VIE in its consolidated financial statements. The Company consolidates the liabilities of its deferred compensation plan and the related assets, which are held in a rabbi trust and considered a variable interest entity of the Company under FIN 46R. At December 31, 2006 and 2005, the liabilities under this deferred compensation plan were $8,330,000 and $8,064,000, respectively, and the fair value of the assets held in the related rabbi trust were $13,487,000 and $13,436,000, respectively. The Company also consolidates the results of Tino Insurance Surveyors & Adjusters Co., Ltd (“Tino”) under the provisions of FIN 46R. The Company owns 24.99% of the equity shares of Tino, which is located in the Peoples Republic of China. The Company’s ownership interest in Tino was effective in 2006 after Chinese regulatory approval. The Company’s investment in Tino and the results of Tino’s operations are not material to the Company’s financial position, results of operations, or cash flows.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
Prior Year Reclassifications and Corrections
Certain prior year amounts have been reclassified to conform to the current year presentation.
In 2003, the Company acquired a $5,000,000 auction rate security and classified it as cash and cash equivalents in its Consolidated Balance Sheet. At December 31, 2006, the Company reclassified this auction rate security as a marketable security. These types of investments generally have long-term maturities of up to 30 years, but have certain characteristics of short-term investments due to an interest rate setting mechanism and the ability to liquidate them through an auction process that occurs on intervals of up to 30 days. The Company classifies this investment as short-term. The Company’s intent in holding this security is to have the cash available for current operations. Due to management’s intent, this security is classified as available for sale. This reclassification did not affect the Company’s net income or results of operations. The reclassification of the security as a marketable security as well as any purchases or sales do not impact net cash provided by operating activities. The reclassification of the Company’s auction rate security on its December 31, 2005 Consolidated Balance Sheet reduced cash and cash equivalents by $5,000,000 and increased short-term investment from zero to $5,000,000.
The Company has reclassified outstanding checks in excess of funds on deposit with a particular bank from cash to a current liability. On the Company’s Consolidated Balance Sheet at December 31, 2005, reclassifications have been made to balances originally reported in the prior year to increase Cash and Cash Equivalents by $2,407,000 and increase Other Accrued Liabilities by the same amount.
Prior to December 31, 2006, the Company reported minority interests in the equity of consolidated affiliates within Accounts Payable on its Consolidated Balance Sheet. On the Company’s Consolidated Balance Sheet, the December 31, 2005 amount reported for Accounts Payable has been reduced by $4,349,000 from the previously reported amount since minority interest in the equity of consolidated affiliates is now shown separately. As a result, working capital at December 31, 2005 increased $4,349,000 from the amount originally reported. This reclassification had no impact on the Company’s results of operations or cash flows.
During 2002, the Company recorded in Accumulated Other Comprehensive Loss a tax benefit of $4,165,000 related to exercises of stock options. During the third quarter of 2005, the Company reclassified this $4,165,000 tax benefit from Accumulated Other Comprehensive Loss to Additional Paid-In Capital within Shareholders’ Investment as required by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). This reclassification, which is a correction of a prior error, had no net impact on the Company’s net income, financial position, shareholders’ investment, or cash flows. This reclassification has been reflected in the Company’s Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss) as of December 31, 2003. Related to this reclassification, the following revisions have been made to the Company’s Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss) and the Consolidated Balance Sheets:

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
Consolidated Balance Sheets:

			Accumulated Other
	Additional Paid-In Capital		Comprehensive Loss
	As originally		As originally
(in thousands)	reported	Revised	reported	Revised

Balance at:
December 31, 2003	$840	$5,005	($64,717)	($68,882)
December 31, 2004	1,441	5,606	(56,675)	(60,840)
Total Accumulated Other Comprehensive Loss as reported in Note 1, Major Accounting and Reporting Policies, to the Company’s consolidated financial statements originally issued for the year ended December 31, 2004, has been revised as follows to reflect this reclassification:

(in thousands)	2004

Minimum pension liabilities	$(107,281)
Tax benefit on minimum pension liabilities	39,083

Minimum pension liabilities, net of tax benefit	(68,198)
Cumulative translation adjustment	7,358

Total accumulated other comprehensive loss	$(60,840)

Management’s Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Fair Value of Financial Instruments
The fair value of financial instruments classified as current assets or current liabilities, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and short-term borrowings, approximates carrying value due to the short-term maturity of the instruments. The fair value of the Company’s variable-rate long-term debt approximates carrying value based on the effective interest rates compared to current market rates.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
Marketable Securities
Marketable securities are classified as available-for-sale based on management’s current intentions with regard to holding these securities. The Company carries these securities at fair market value based on current market quotes and reports any unrealized gains and losses in shareholders’ equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method. The Company’s policy is to only invest in high-grade bonds issued by corporations, government agencies, and municipalities. The Company reviews its investment portfolio as deemed necessary and, where appropriate, adjusts individual securities for other-than-temporary impairments. The Company had no material unrealized gain or loss at December 31, 2005 or 2006. These securities are not held for speculative or trading purposes.
Accounts Receivable and Allowance for Doubtful Accounts
The Company extends credit based on an evaluation of a client’s financial condition and, generally, collateral is not required. Accounts receivable are typically due within 30 days and are stated on the Consolidated Balance Sheet at amounts due from clients net of an estimated allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due.
The Company maintains an allowance for doubtful accounts for estimated losses resulting primarily from the inability of clients to make required payments and for adjustments clients may make to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are accounted for as reductions to revenue. These allowances are established using historical write-off information to project future experience and by considering the current credit worthiness of clients, any known specific collection problems, and an assessment of current insurance industry conditions. The Company writes off accounts receivable when they become uncollectible, and any payments subsequently received are accounted for as recoveries. For the years ended December 31, 2006, 2005, and 2004, the Company’s adjustments to revenues associated with client invoice adjustments totaled $7,819,000, $8,269,000 and $7,482,000, respectively.
The Company’s allowance for doubtful accounts on billed accounts receivables was $16,802,000, $15,986,000, $21,859,000, and $20,832,000 respectively, at December 31, 2006, 2005, 2004, and 2003. Provisions for doubtful accounts for the years ended December 31, 2006, 2005, and 2004 totaled $1,340,000, $1,389,000, and $3,864,000, respectively. Write-offs of accounts receivables, net of recoveries, totaled $3,200,000, $7,138,000, and $3,094,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Other adjustments, including changes in the allowance due to foreign currency exchange rates, were ($174,000), ($124,000), and $257,000 for the years ended December 31, 2006, 2005, and 2004, respectively. During 2006, the Company’s allowance for doubtful accounts was increased by $2,850,000 when the Company recorded the fair value of net assets acquired from the acquisition of Broadspire Management Services, Inc.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
Goodwill and Other Long-Lived Assets
Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired, including intangible assets arising from business combinations. The Company performs impairment tests each year and regularly evaluates whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily acquisition-related intangible assets, property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company performs an impairment test in accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets (“SFAS 142”), for goodwill and indefinite-lived intangible assets, SFAS 109, “Accounting for Income Taxes” (“SFAS 109”), for deferred income tax assets, and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), for other long-lived assets.
Reporting units for goodwill impairment testing purposes are identified at the operating segment level. Effective October 31, 2006, the Company increased the number of operating segments from two to four. The Company’s operating segments are deemed to be reporting units since the components of each operating segment have similar economic characteristics. When changes to the Company’s reporting structure impact the composition of the Company’s reporting units, existing goodwill is reallocated to the revised reporting units based on their relative fair market values as determined by a discounted cash flow analysis. If all of the assets and liabilities of an acquired business are assigned to a specific reporting unit, then the goodwill associated with that acquisition is assigned to that reporting unit at acquisition unless another reporting unit is also expected to benefit from the acquisition.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Property and equipment, including assets under capital leases, consisted of the following at December 31, 2006 and 2005:

(in thousands)	2006	2005
Land	$561	$1,407
Buildings and improvements	20,687	25,260
Furniture and fixtures	57,851	56,899
Data processing equipment	55,962	61,072
Automobiles	5,668	5,370

Total property and equipment	140,729	150,008
Less accumulated depreciation	(99,845)	(113,071)

Net property and equipment	$40,884	$36,937

Additions to property and equipment under capital leases totaled $314,000, $253,000, and $441,000 for 2006, 2005, and 2004, respectively. Additions to property and

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
equipment that were funded by lessors totaled $1,614,000 and $2,095,000 for the years ended December 31, 2006 and 2005.
The Company depreciates the cost of property and equipment, including assets recorded under capital leases, over the shorter of the remaining lease term or the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for property and equipment classifications are as follows:

Classification	Estimated Useful Lives

Furniture and fixtures	3-10 years
Data processing equipment	3-5 years
Automobiles	3-4 years
Buildings and improvements	7-40 years
Depreciation expense on property and equipment, including property under capital leases and amortization of leasehold improvements, was $12,166,000, $12,385,000, and $12,233,000 for the years ended December 31, 2006, 2005, and 2004, respectively.
Capitalized Software
Capitalized software reflects costs related to internally developed or purchased software used internally by the Company that has future economic benefits. Only internal and external costs incurred during the application stage of development are capitalized in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for Computer Software Developed or Obtained for Internal Use.” Costs incurred during the preliminary project and post implementation stages, including training and maintenance costs, are expensed as incurred. The majority of these capitalized software costs consists of internal payroll costs and external payments for software purchases and related services. These capitalized computer software costs are amortized over periods ranging from three to ten years, depending on the estimated life of each software application. At least annually, the Company evaluates capitalized software for impairment in accordance with SFAS 144. Amortization expense for capitalized software was $7,255,000, $6,798,000 and $5,944,000 for the years ended December 31, 2006, 2005, and 2004, respectively.
Self-Insured Risks
The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers’ compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Provisions for claims under the self-insured programs are made based on the Company’s estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to the Company, and for adverse developments on reported losses. The estimated liabilities are calculated based on historical claims payment experience, the expected lives of the claims, and other factors considered relevant by management. The liabilities for claims incurred under the

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
Company’s self-insured workers’ compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. At December 31, 2006 and 2005, accrued self-insured risks totaled $34,060,000 and $26,786,000, respectively, including current liabilities of $21,722,000 and $17,664,000, respectively.
Defined Benefit Pension and Postretirement Plans
The Company uses SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), and related guidance to recognize components of net periodic benefit costs for its defined benefit pension plans. The principal objective of SFAS 87 is to measure net periodic benefit cost associated with defined benefit pension plans and to recognize that cost over the employees’ service periods. The Company’s U.S. defined benefit pension plan was frozen as of December 31, 2002. The Company uses SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), and related interpretations to recognize components of net periodic benefit costs for its frozen retiree medical benefits plan. The benefits earned and costs recognized over the employees’ service periods for the defined benefit pension plans and retiree medical benefit plan are computed by independent actuaries using the plans’ benefit formulas.
Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 103, and 132R” (“SFAS 158”). SFAS 158 requires the recognition of a liability in the Company’s consolidated balance sheet for its underfunded defined benefit pension plans and its unfunded retiree medical benefits plan. The underfunded status of the Company’s defined benefit pension plans is the difference between the fair value of plan assets and the projected benefit obligation at each measurement date. The unfunded status of the Company’s frozen retiree medical benefit plan is equal to the accumulated postretirement benefit obligation at each measurement date. SFAS 158 requires the Company to recognize as a component of accumulated other comprehensive income (loss), net of income taxes, amounts accumulated at December 31, 2006 due to delayed recognition of actuarial gains and losses and transition assets. Amounts recognized in accumulated other comprehensive income (loss) will be adjusted in the future as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of SFAS 87 and SFAS 106. In accordance with the transition provisions of SFAS 158, on December 31, 2008 the Company will also adopt the requirements of SFAS 158 to measure plans’ assets and benefit obligations as of the date of the Company’s year-end Consolidated Balance Sheet.
External trusts are maintained to hold assets of the Company’s defined benefit pension plans. The Company’s funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of amounts deductible under applicable income tax regulations.
Revenue Recognition
The Company’s revenues are primarily comprised of claims processing or program

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
administration fees. Both the U.S. Property and Casualty segment and the International Operations segment earn revenues by providing field investigation and evaluation of property and casualty claims for insurance companies. Broadspire primarily serves self-insured clients and earns revenues by providing initial loss reporting services for their claimants, loss mitigation services such as medical case management and vocational rehabilitation, administration of trust funds established to pay claims, and risk management information services. The Legal Settlement Administration segment earns revenues by providing legal settlement administration services related to settlements of securities cases, product liability cases, bankruptcy noticing and distribution, and other legal settlements, by identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds. Certain out-of-pocket costs incurred by the Company in administering claims are reimbursed by clients and included in total revenues as reimbursements.
Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year.
Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements. The Company’s fixed-fee service arrangements typically call for the Company to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where the claim is handled on a non-lifetime basis, an additional fee is typically received on each anniversary date that the claim remains open. For service arrangements where the Company provides services for the life of the claim, the Company only receives one fee for the life of the claim, regardless of the ultimate duration of the claim. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on an historical evaluation of actual claim closing rates by major line of coverage.
Income Taxes
The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liabilities, unbilled and deferred revenues, self-insurance, and depreciation and amortization.
For financial reporting purposes, in accordance with the liability method of accounting for income taxes as specified in SFAS 109, the provision for income taxes is the sum of income taxes both currently payable and payable on a deferred basis. Currently payable income taxes represent the liability related to the income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on the Consolidated Balance Sheets. The changes in deferred tax assets and liabilities are determined based upon changes in the differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the enacted statutory tax rates in effect for the year in which the Company estimates these differences will reverse.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The Company must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets. Other factors which influence the effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which the Company operates, and the ability of the Company to utilize net operating loss carryforwards in certain of its international subsidiaries.
Earnings Per Share
Basic earnings per share (“EPS”) are computed based on the weighted-average number of total common shares outstanding during the respective periods. Unvested grants of restricted stock, even though legally outstanding, are not included in the weighted-average number of common shares for purposes of computing basic EPS. Diluted EPS are computed under the “treasury stock” method based on the weighted-average number of total common shares outstanding (excluding unvested shares of restricted stock issued), plus the dilutive effect of: outstanding stock options, estimated shares issuable under employee stock purchase plans, and nonvested shares under the executive stock bonus plan that vest based on service conditions or on performance conditions that have been achieved.
Below is the calculation of basic and diluted EPS for the years ended December 31, 2006, 2005, and 2004:

(in thousands, except earnings per share )	2006	2005	2004

Net income available to common shareholders	$15,011	$12,881	$25,172

Weighted-average common shares outstanding	49,484	48,930	48,773
Less: Weighted-average unvested common shares outstanding	(61)	—	—

Weighted-average common shares used to compute basic earnings per share	49,423	48,930	48,773

Dilutive effects of stock-based compensation plans	153	417	223

Weighted-average common shares used to compute diluted earnings per share	49,576	49,347	48,996

Basic earnings per share	$0.30	$0.26	$0.52

Diluted earnings per share	$0.30	$0.26	$0.51

Certain stock options are antidilutive. Additional options to purchase 2,860,055 shares of the Company’s Class A common stock at exercise prices ranging from $6.00 to $19.13 per share were outstanding at December 31, 2006 but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common shares. Additional options to purchase 531,000

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
shares of the Company’s Class A common stock at exercise prices of $5.08 and $5.60 were outstanding at December 31, 2006, but were not included in the computation of diluted EPS because the options’ exercise prices, when added to the average unearned compensation costs, were greater than the average market price of the common shares.
Foreign Currency
Realized net gains (losses) from foreign currency transactions totaled ($76,000), $369,000, and $405,000 for the years ended December 31, 2006, 2005, and 2004, respectively.
For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated into U.S. dollars at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting translation adjustments are included in Comprehensive Income (Loss) in the Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss), and the accumulated translation adjustment is reported as a component of Accumulated Other Comprehensive Loss in the Consolidated Balance Sheets.
Comprehensive Income (Loss)
Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translations, and accrued pension and retiree medical liability adjustments. The Company reports comprehensive income (loss) in the Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss). Ending accumulated balances for each item in Accumulated Other Comprehensive Loss included in the Company’s Consolidated Balance Sheet and Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss) were as follows:

(in thousands)	2006	2005	2004

Accrued retirement liabilities	$(117,128)	$(132,021)	$(107,281)
Net tax benefit on accrued retirement liabilities	43,923	46,735	39,083

Accrued retirement liabilities, net of tax benefit	(73,205)	(85,286)	(68,198)
Cumulative translation adjustment	10,559	6,702	7,358

Total accumulated other comprehensive loss	$(62,646)	$(78,584)	$(60,840)

Stock-Based Compensation
Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of APB 25 and related interpretations as permitted by the original SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, no stock-based compensation expense was recognized in the Company’s Consolidated Statements of Income for stock options and employee stock purchase plans. The Company’s executive stock bonus plan, adopted in 2005, was subject to expense recognition under APB 25, and thus compensation expense was

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
recognized for that plan in the Company’s Consolidated Statement of Income for all reporting periods in 2005.
Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, “Share-based Payment,” using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified-prospective-transition method, results for prior periods have not been restated.
Advertising Costs
Advertising costs are expensed in the period in which the costs are incurred. Advertising expenses were $3,218,000, $2,657,000, and $3,153,000, respectively, for the years ended December 31, 2006, 2005, and 2004.
Adoption of New Accounting Standards
SFAS 123R
Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R using the modified-prospective-transition method. Accordingly, results for prior periods have not been restated.
As a result of adopting SFAS 123R on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006 were $1,220,000 and $1,077,000 lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted EPS for the year ended December 31, 2006 were $0.02 lower than if the Company had continued to account for share-based compensation under APB 25.
Prior to the adoption of SFAS 123R, the Company presented all tax benefits of deductions resulting from stock-based compensation as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123R requires the cash flows related to any tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) to be classified as financing cash flows. During the year ended December 31, 2006, the Company had no such excess tax benefits. During 2005, the Company’s excess tax deductions related to stock-based awards were $90,000.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of the original SFAS 123 to stock-based compensation plans in all periods presented prior to the adoption of SFAS 123R. For the purposes of this pro forma disclosure, the value of the options is estimated

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
using a Black-Scholes option-pricing formula and amortized to expense over the vesting periods of the stock-based awards:

(in thousands, except per share data)	2005	2004

Net income as reported	$12,881	$25,172
Add: Stock-based employee compensation included in reported net income, net of tax	60	—
Less: Stock-based compensation expense using the fair value method, net of tax	(1,480)	(946)

Pro forma net income	$11,461	$24,226

Net income per share – basic:
As reported	$0.26	$0.52

Pro forma	$0.23	$0.50

Net income per share – diluted:
As reported	$0.26	$0.51

Pro forma	$0.23	$0.49

SFAS 154
The Company adopted SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”), on January 1, 2006. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires retrospective application for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also states that a correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction under SFAS 154 involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively.
SFAS 158
In September 2006, the FASB issued SFAS 158. SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the balance sheet, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company’s Consolidated Balance Sheet has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on the Company’s Consolidated Statement of Income. The requirements of SFAS 158 to measure the fair value of plan assets and benefit obligations as of the most recent balance sheet date are not effective until the first fiscal year ending

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
after December 15, 2008 (year ended December 31, 2008 for the Company). Accordingly, in 2006 the Company continued to use September 30 as the measurement date for its U.S. defined benefit pension plan and its U.S. retiree medical benefit plan, and October 31 as the measurement date for its U.K. and Netherlands defined benefit pension plans. See Note 2 for further discussion of the effect of adopting SFAS 158 on the Company’s Consolidated Balance Sheet.
Pending Adoption of New Accounting Standards
FIN 48
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position must meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company’s financial position, results of operations, or cash flows.
SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations, or cash flows.
2. Retirement Plans
The Company and its subsidiaries sponsor various defined contribution and defined benefit pension plans covering substantially all employees. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit pension plan. The Company’s U.K. defined benefit pension plans have also been frozen for new employees, but existing participants may still accrue additional benefits based on salary amounts in effect at the time the plan was frozen. Employer contributions under the Company’s defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee’s compensation, and years of service. The cost of defined contribution plans totaled $19,420,000, $15,197,000, and $15,356,000 in 2006, 2005, and 2004, respectively.
Benefits payable under the Company’s U.S. and Netherlands defined benefit pension

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
plans are generally based on career compensation; however, no additional benefits accrue on the frozen U.S. plan after December 31, 2002. Benefits payable under the U.K. plans are generally based on an employee’s final frozen salary. The U.S. plan has a September 30 measurement date, and the international plans (U.K. and Netherlands) have an October 31 fiscal year end measurement date. Due to SFAS 158, the measurement date in 2007 for the U.S. plan will be December 31, 2007. The Company’s funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. The Company is not required to make any contribution to its frozen U.S. defined benefit pension plan during 2007. The Pension Protection Act of 2006 will likely impact the Company’s contributions to its frozen U.S. defined benefit pension plan in years after 2007. Cash contributions to the Company’s international defined benefit plans are expected to total $6,881,000 during 2007.
Adoption of SFAS 158
On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires the Company to recognize the funded status of its defined benefit pension plans and retiree medical benefit plan in the Company’s December 31, 2006 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of income tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses and unrecognized transition assets, all of which were previously netted against the plans’ funded status in the Company’s Consolidated Balance Sheet pursuant to the provisions of SFAS 87 and SFAS 106. These amounts will be subsequently recognized as net periodic benefit cost. The Company had no unrecognized prior service costs at December 31, 2006. Actuarial gains and losses that arise in subsequent periods that are not recognized as net periodic benefit cost in those same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) upon the adoption of SFAS 158. In accordance with the transition provisions of SFAS 158, at December 31, 2008 the Company will also adopt the requirements of SFAS 158 to measure plans’ assets and benefit obligations as of the date of the Company’s year-end Consolidated Balance Sheet.
The incremental effects of adopting the recognition and disclosure provisions of SFAS 158 on the Company’s Consolidated Balance Sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Company’s Consolidated Statement of Income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in the future. Had the Company not been required to adopt SFAS 158 at December 31, 2006, it would have continued to recognize an additional minimum liability pursuant to the provisions of SFAS 87 and SFAS 106. The effect of recognizing the additional minimum liability is included in the table below in the column labeled “Prior to Adopting SFAS 158.”

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The amounts shown in the following table for deferred income tax asset and accumulated other comprehensive loss only represent the portions for each on the Company’s Consolidated Balance Sheet that are related to postretirement benefit plans impacted by SFAS 158.

	At December 31, 2006
	Prior to	Effect of
	Adopting	Adopting	As Reported at
(in thousands)	SFAS 158	SFAS 158	December 31, 2006

Intangible asset (pension)	$992	$(992)	$—
Accrued pension liabilities	93,365	343	93,708
Accrued retiree medical liability	3,882	(1,179)	2,703
Deferred income tax asset, net	43,864	59	43,923
Accumulated other comprehensive loss	(73,108)	(97)	(73,205)
At December 31, 2006, accrued pension liabilities of $3,412,000 are reported in other noncurrent liabilities and $238,000 is reported as a current liability in accrued compensation and related costs on the Company’s Consolidated Balance Sheet. Also at December 31, 2006, $263,000 of the accrued retiree medical obligation is reported as a current liability in accrued compensation and related costs on the Company’s Consolidated Balance Sheet.
Included in accumulated other comprehensive income (loss) at December 31, 2006 are the following amounts that have not yet been recognized in net periodic benefit costs for the Company’s defined benefit pension and retiree medical plans: unrecognized transition assets of $992,000 ($620,000 net of tax) and net unrecognized actuarial losses of $116,136,000 ($72,585,000 net of tax). The transition assets and net actuarial losses included in accumulated other comprehensive income (loss) and expected to be recognized in net periodic benefit costs during the year ended December 31, 2007 are $279,000 ($174,000 net of tax) and $7,909,000 ($4,943,000 net of tax), respectively.
The reconciliation of the beginning and ending balances of the projected benefit obligations and the fair value of plans assets as of the plans’ most recent measurement dates is as follows:

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements

Funded Status (in thousands)	2006	2005

Projected Benefit Obligations:
Beginning of measurement period	$563,664	$510,774
Service cost	2,689	2,430
Interest cost	32,536	31,193
Employee contributions	640	672
Actuarial loss	1,151	45,755
Benefits paid	(26,523)	(23,047)
Foreign currency effects	11,436	(4,113)
End of measurement period	585,593	563,664

Fair Value of Plans’ Assets:
Beginning of measurement period	458,169	433,437
Actual return on plans’ assets	43,859	47,017
Employer contributions	5,374	3,688
Employee contributions	640	672
Benefits paid	(26,523)	(23,047)
Foreign currency effects	10,366	(3,598)

End of measurement period	491,885	458,169

Funded Status	($93,708)	($105,495)

Accumulated Benefit Obligations	$584,847	$563,033

Underfunded status recognized in the Consolidated Balance Sheets at December 31, 2006 consists of:

(in thousands)
Long-term accrued pension liability – U.S. plan	$79,203
Long-term accrued pension liability – International plans	10,855
Pension obligations included in other noncurrent liabilities	3,412
Pension obligations included in accrued compensation	238
Accumulated other comprehensive loss	(118,307)
No plan assets are expected to be returned to the Company during the year ending December 31, 2007.
Net periodic benefit cost related to the U.S. and international defined benefit pension

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
plans in 2006, 2005, and 2004 included the following components:

(in thousands)	2006	2005	2004

Service cost	$2,689	$2,430	$1,719
Interest cost	32,536	31,193	29,940
Expected return on assets	(36,256)	(33,438)	(31,980)
Net amortization	279	346	—
Recognized net actuarial loss	9,724	7,264	7,026

Net periodic benefit cost	$8,972	$7,795	$6,705

The Company reviews the actuarial assumptions of its defined benefit pension plans on an annual basis as of each plan’s respective measurement date. Major assumptions used in accounting for the plans were:

	2006	2005

Discount rate	5.99%	5.79%
Expected returns on plans’ assets	5.61% — 9.27%	7.40% — 8.50%
The expected long-term rates of return on plan assets were based on the plans’ asset mix, historical returns on equity securities and fixed income investments, and an assessment of expected future returns. Plan assets are invested in equity securities and fixed income investments, with a target allocation of approximately 40% to 80% in equity securities and 20% to 60% in fixed income investments. The plans’ asset allocations at the respective measurement dates, by asset category for the Company’s U.S. and international defined benefit pension plans, were as follows:

	2006	2005

Equity securities	74.7%	72.4%
Fixed income investments	24.3%	26.9%
Cash	1.0%	0.7%

Total asset allocation	100.0%	100.0%

Plan assets at September 30, 2006 and 2005 included shares of the Company’s Class A and Class B common stock with a fair value of $4,018,000 and $4,851,000, respectively.
Over the next ten years, the following benefit payments are expected to be paid from the Company’s U.S. and international defined benefit pension plans:

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements

Expected Benefit
Payments
Year	(in thousands)

2007	$23,984
2008	25,332
2009	26,719
2010	28,162
2011	29,643
2012 – 2016	173,981
Certain U.S. retirees and a fixed number of U.S. long-term employees are entitled to receive post-retirement medical benefits under the Company’s various medical benefit plans. The unfunded post-retirement medical benefit accumulated obligation was $2,703,000 and $2,844,000 at December 31, 2006 and 2005, respectively. These amounts are net of an unrecognized actuarial gain of $1,179,000 and $1,725,000, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This unrecognized gain is being amortized over the remaining life expectancies of the plan participants, and for the years ended December 31, 2006, 2005, and 2004, such amortization reduced annual benefit costs by $576,000, $698,000, and $96,000, respectively. For this plan, the Company recognized a net benefit credit of $434,000 and $497,000 for the years ended December 31, 2006 and 2005, respectively, and a net benefit cost of $145,000 for the year ended December 31, 2004. Benefit payments are funded by participant contributions and by contributions from the Company. Benefit payments made in the years ended December 31, 2006, 2005, and 2004 were $934,000, $1,275,000, and $1,521,000, respectively, of which $253,000, $478,000 and $677,000, respectively, were funded by Company contributions to the plan. Over the next ten years, the Company will make estimated contributions of $2,015,000 to pay its portion of the estimated benefit payments not funded by estimated participant contributions.
3. Income Taxes
Income before provision for income taxes consisted of the following:

(in thousands)	2006	2005	2004

U.S.	$10,222	$8,310	$27,779
Foreign	13,849	11,630	9,644

Income before taxes	$24,071	$19,940	$37,423

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The provision (benefit) for income taxes consisted of the following:

(in thousands)	2006	2005	2004

Current:
U.S. federal and state	$(95)	$(1,350)	$5,775
Foreign	6,092	4,483	2,718
Deferred:
U.S. federal and state	3,290	3,147	3,149
Foreign	(227)	779	609

Provision for income taxes	$9,060	$7,059	$12,251

The components of deferred income tax expense for the years ended December 31, 2006, 2005, and 2004 are as follows:

(in thousands)	2006	2005	2004

Accrued compensation	$1,599	$(481)	$(371)
Accrued pension costs	(1,210)	3,282	(6,790)
Self-insured risks	(274)	827	(223)
Deferred revenues	3,700	42	3,320
Other post-retirement benefits	315	402	138
Net operating loss carryforwards	(154)	501	1,934
Allowances for accounts receivable	415	2,432	1,956
Unbilled revenues	(790)	(1,511)	(237)
Depreciation and amortization	1,691	2,003	1,713
Installment sale	—	(2,528)	2,528
Other	(2,229)	(1,043)	(210)

Total deferred income tax expense	$3,063	$3,926	$3,758

Net cash payments (refunds) for income taxes were $10,902,000 in 2006, $10,561,000 in 2005, and $(1,989,000) in 2004.
The provision for income taxes is reconciled to the federal statutory rate of 35% as follows:

(in thousands)	2006	2005	2004

Federal income taxes at statutory rate	$8,425	$6,979	$13,098
State income taxes, net of federal benefit	626	324	791
Foreign taxes	828	807	(572)
Research credit settlement	—	—	(1,745)
Net operating loss utilization	(532)	(455)	—
Credits and other	(287)	(596)	679

Provision for income taxes	$9,060	$7,059	$12,251

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2006, such undistributed earnings totaled $83,362,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable since such liability, if any, is dependent on circumstances existing when remittance occurs.
Deferred income taxes consisted of the following at December 31, 2006 and 2005:

(in thousands)	2006	2005

Accrued compensation	$7,703	$6,484
Accrued pension liabilities	43,923	46,735
Self-insured risks	12,914	10,469
Deferred revenues	39,477	5,728
Other post-retirement benefits	1,357	1,672
Net operating loss carryforwards	9,083	8,401
Other	3,667	1,851

Gross deferred tax assets	118,124	81,340

Accounts receivable allowance	6,178	6,965
Prepaid pension cost	7,067	8,605
Unbilled revenues	19,999	20,789
Depreciation and amortization	63,053	13,067
Other	529	598

Gross deferred tax liabilities	96,826	50,024

Net deferred tax assets before valuation allowance	21,298	31,316

Less: valuation allowance	(8,163)	(7,635)

Net deferred tax asset	$13,135	$23,681

Amounts recognized in the Consolidated Balance Sheets consist of :
Current deferred tax assets included in accrued income taxes	$26,343	$13,816
Current deferred tax liabilities included in accrued income taxes	(26,706)	(28,352)
Long-term deferred tax assets included in deferred income tax assets	76,551	51,284
Long-term deferred tax liabilities included in deferred income tax assets	(63,053)	(13,067)

Net deferred tax assets	$13,135	$23,681

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
At December 31, 2006, the Company has a deferred tax asset related to net operating loss carryforwards of $9,083,000. An estimated $5,570,000 of the deferred tax asset will not expire, and $3,513,000 will expire over the next 20 years if not utilized by the Company. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2006, the Company has an $8,163,000 valuation allowance related to certain net operating loss carryforwards generated in its international operations. The remaining net operating loss deferred tax asset of $920,000 is expected to be fully utilized by the Company before its expiration in 2010.
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

(in thousands)	2006	2005	2004

Office space	$33,627	$28,775	$30,071
Automobiles	8,411	7,764	7,884
Computers and equipment	689	305	284

Total operating leases	$42,727	$36,844	$38,239

Effective August 1, 2006, the Company entered into an operating lease agreement for the lease of approximately 160,000 square feet of office space in Atlanta, Georgia to be used as the Company’s future corporate headquarters. This lease has a term of eleven years with total minimum monthly lease payments of $41,788,000 over the life of the lease. Additionally, the Company will be responsible for certain property operating expenses. Leasehold improvements totaling $4,921,000 will be provided by the lessor. The Company expects to occupy this office space by June 30, 2007 after the completion of leasehold improvements. During the leasehold improvement construction period between August 1, 2006 and the occupancy date in mid 2007, rent expense will be charged to operating expenses as required by FASB Staff Position 13-1, “Accounting for Rental Costs Incurred during a Construction Period.”
At December 31, 2006, future minimum payments under non-cancelable operating leases with terms of more than 12 months, including the new lease for the Company’s corporate headquarters previously described, are as follows: 2007 — $46,321,000; 2008 — $40,648,000; 2009 — $34,270,000; 2010 - $29,023,000; 2011 — $24,168,000; and thereafter — $151,511,000.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
As part of the Company’s acquisition of Broadspire Management Services, Inc. on October 31, 2006 (see Note 7), the Company assumed a significant long-term lease for office buildings in Plantation, Florida, the headquarters for Broadspire. Prior to the Company’s acquisition of Broadspire, Broadspire entered into a long-term sublease agreement for one of the leased office buildings. The Company’s lease obligation on this office building extends until December 2021, and the associated minimum lease payments are included in the minimum lease obligations of the Company noted in the previous paragraph.
Under the sublease arrangement between Broadspire and the sublessor, the sublessor is obligated to pay the Company minimum sublease payments as follows:

(in thousands)
Year Funded December 31,
2007	$1,750
2008	1,776
2009	1,803
2010	1,830
Thereafter through 2014	6,138

Total minimum sublease payments to be received	$13,297

When the current sublease agreement expires in March 2014, the sublessor has the option to renew the sublease agreement through December 2021. Should the sublessor elect to renew the sublease agreement through December 2021, additional sublease payments from the sublessor to the Company would be $14,277,000 over the renewal period.
5. Term Loans and Revolving Credit Facility
New Credit Agreement
On October 31, 2006, the Company entered into a new secured credit agreement (the “New Credit Agreement”) with a syndication of lenders. The New Credit Agreement provides for a maximum available borrowing capacity of $310,000,000, comprised of (i) a term loan facility in the principal amount of $210,000,000 and (ii) a revolving credit facility in the principal amount of $100,000,000 with a swingline subfacility, a letter of credit subfacility, and a foreign currency sublimit. The term loan facility has an interest rate of LIBOR plus 2.50%, which was 7.86% as of December 31, 2006. The revolving credit facility has variable interest rates based on LIBOR and other factors set by the lenders. At December 31, 2006, the weighted-average rate on the revolving credit facility was 7.73%.
The new term loan requires minimum principal repayments of $525,000 at the end of each calendar quarter beginning December 31, 2006 and continuing for the subsequent 27

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
quarters with a final balloon payment due on October 30, 2013. Outstanding borrowings under the revolving credit facility are due in full on October 30, 2011. Interest is payable quarterly. Additionally, beginning March 31, 2008, the Company may be required to make additional annual debt repayments if the Company generates excess cash flows and meets certain leverage ratios as defined in the New Credit Agreement. During December 2006, the Company made a $10,000,000 payment on the $210,000,000 new term loan.
Each of the direct and indirect domestic subsidiaries of the Company guarantees the obligations of the Company under the New Credit Agreement. The Company’s obligations under the New Credit Agreement and the subsidiary guarantors’ obligations are secured by a pledge of all of their respective personal property and mortgages over certain of their owned and leased properties.
The New Credit Agreement contains customary representations, warranties and covenants, including covenants limiting liens, indebtedness, guaranties, mergers and consolidations, substantial asset sales, investments, loans, sales and leasebacks, dividends and distributions, and other fundamental changes. In addition, the New Credit Agreement requires the Company to meet certain financial tests.
Under the New Credit Agreement, the Company and its consolidated subsidiaries must maintain a maximum leverage ratio defined as the ratio of consolidated debt to earnings before interest expense, income taxes, depreciation, amortization, stock-based compensation expense, and certain other charges (“EBITDA”) of no more than (i) 4.25 to 1.00 through the third quarter of 2007, (ii) 3.00 to 1.00 from and including the fourth quarter of 2007 through the third quarter of 2008, and (iii) 2.50 to 1.00 from and after the fourth quarter of 2008.
Under the New Credit Agreement, the fixed charge coverage ratio, defined as the ratio of EBITDA to total fixed charges consisting of scheduled principal and interest payments and restricted payments as defined in the New Credit Agreement, of the Company and its consolidated subsidiaries must not exceed (i) 1.25 to 1.00 through the end of 2006, (ii) 1.35 to 1.00 for the first three quarters of 2007, and (iii) 1.50 to 1.00 from and after the fourth quarter of 2007.
The New Credit Agreement also provides for the Company and its consolidated subsidiaries to maintain a net worth of at least the sum of (i) $150,000,000 plus (ii) 50% of the cumulative net income of the Company and its consolidated subsidiaries after the third quarter of 2006 plus (iii) any net proceeds from any underwritten public offering of any capital stock of the Company.
The covenants in the New Credit Agreement also place certain restrictions on the Company’s ability to pay dividends to shareholders, including a $12,500,000 limit on dividend payments in any 12-month period.
In the event of a default by the Company under the New Credit Agreement, the lenders may terminate the commitments under the agreement and declare the amounts

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
outstanding, including all accrued interest and unpaid fees, payable immediately. For events of default relating to insolvency, bankruptcy or receivership, the commitments are automatically terminated and the amounts outstanding become payable immediately.
The Company is currently in compliance with these debt covenants. If the Company does not meet the covenant requirements in the future, it would be in default under these agreements. In such an event, the Company would need to obtain a waiver of the default or repay the outstanding indebtedness under the agreements. If the Company could not obtain a waiver on satisfactory terms, it could be required to renegotiate this indebtedness. Any such renegotiations could result in less favorable terms, including higher interest rates and accelerated payments. Based upon the Company’s projected operating results for 2007, it expects to remain in compliance with the financial covenants contained in the New Credit Agreement throughout 2007. However, there can be no assurance that the Company’s actual financial results will match its planned results or that it will not violate the covenants.
At December 31, 2006, a total of $226,585,000 was outstanding under the New Credit Agreement, of which $76,520,000 was used to repay and terminate existing debt as discussed below. In addition, commitments under letters of credit totaling $21,087,000 were outstanding at December 31, 2006 under the letters of credit subfacility of the New Credit Agreement. These letter of credit commitments were for the Company’s own obligations. Including $21,087,000 committed under the letter of credit facility, the unused balance of the revolving credit facility totaled $52,328,000 at December 31, 2006.
Short-term borrowings, including bank overdraft facilities, totaled $27,795,000 and $28,888,000 at December 31, 2006 and 2005, respectively.
Long-term debt consisted of the following at December 31, 2006 and 2005:

(in thousands)	2006	2005

Term loan facility, 7.86% current variable rate, principal of $525 and interest payable quarterly with balloon payment due October 2013	$200,000	$—

$50 million senior debt, replaced on October 31, 2006	—	50,000

Other term loans payable to banks:
Principal and interest at 4.76%, payable bi-annually through December 2010	417	506
Principal and interest at 7.50%, payable monthly through April 2009	378	475
Principal and interest at 4.55%, paid during 2006	—	271
Principal and interest at 4.75%, paid during 2006	—	129

Capital lease obligations	870	870

Total long-term debt and capital leases	201,665	52,251
Less: current installments	(2,621)	(6,441)

Total long-term debt and capital leases, less current installments	$199,044	$45,810

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The Company’s capital leases are primarily comprised of leased automobiles with terms ranging from 24 to 60 months.
Scheduled principal repayments of long-term debt, including capital leases, as of December 31, 2006 are as follows:

	Payments Due by Period
	Less			More
	than 1	1-3	3-5	than 5
(in thousands)	Year	Years	Years	Years	Total

Long-term debt, including current portions	$2,288	$4,575	$4,432	$189,500	$200,795
Capital lease obligations	333	437	60	40	870

Total	$2,621	$5,012	$4,492	$189,540	$201,665

Interest expense on the Company’s short-term and long-term borrowings was $8,146,000, $5,859,000, and $5,899,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Interest paid on the Company’s short-term and long-term borrowings was $6,327,000, $5,901,000, and $5,892,000 for the years ended December 31, 2006, 2005, and 2004, respectively.
Repayment and Termination of Existing Credit Agreements
Simultaneously with entering into the New Credit Agreement discussed above, the Company terminated its First Amended and Restated Credit Agreement dated September 30, 2005, as amended, referred to as the “$70 million revolving credit line.” In connection with this termination, the Company repaid all amounts outstanding on October 31, 2006 under the prior revolving credit line, including $26,520,000 in outstanding indebtedness plus related fees and expenses of $22,000.
Simultaneously with entering into the New Credit Agreement discussed above, the Company also terminated and repaid its Note Purchase Agreement dated September 30, 2003, as amended, referred to as the “$50 million term note payable.” In connection with this termination, the Company repaid all outstanding indebtedness and accrued interest on October 31, 2006 under the Note Purchase Agreement totaling $50,143,000.
As a result of the early terminations of the debt agreements described above, the Company realized a loss on the early extinguishment of $1,401,000. This amount included unamortized loan costs of $608,000 and $793,000 of early termination fees charged by the lenders.
6. Segment and Geographic Information

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
As a result of the acquisition of Broadspire Management Services, Inc. (see note 7), the Company realigned its internal reporting structure and expanded its number of reportable segments from two to four. These reportable segments are organized based upon the nature of services and/or geographic areas served. The Company’s four reportable operating segments include: U.S. Property and Casualty which serves the U.S. property and casualty insurance company market, International Operations which serves the property and casualty insurance company markets outside of the U.S., Broadspire which serves the U.S. self-insurance marketplace, and Legal Settlement Administration which serves the securities and other legal settlement markets, product warranties and inspections, and bankruptcy markets. The Company’s reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, a non-GAAP financial measure defined as earnings before net corporate interest expense, income taxes, amortization of acquisition-related intangible assets, stock option expense, and other expenses and gains. Historical information has been revised to conform to the current presentation of our realigned reportable segments.
Financial information as of and for the years ended December 31, 2006, 2005, and 2004 covering the Company’s reportable segments is as follows:

	U.S. Property	International		Legal Settlement
(in thousands)	and Casualty	Operations	Broadspire	Administration	Total

2006
Revenues before reimbursements	$209,983	$303,697	$175,151	$130,691	$819,522
Operating earnings (loss)	4,770	16,034	(14,657)	24,408	30,555
Depreciation and amortization	623	6,878	2,253	2,328	12,082
Assets	65,408	286,785	354,188	86,683	793,064

2005
Revenues before reimbursements	$223,584	$285,413	$148,695	$114,291	$771,983
Operating earnings (loss)	(404)	13,328	(10,123)	20,311	23,112
Depreciation and amortization	897	7,191	1,658	1,594	11,340
Assets	84,204	252,220	39,252	82,473	458,149

2004
Revenues before reimbursements	$231,285	$255,430	$158,047	$88,805	$733,567
Operating earnings (loss)	10,659	11,586	(2,705)	12,230	31,770
Depreciation and amortization	1,121	6,489	2,047	1,318	10,975

Additional depreciation and amortization expense for certain corporate assets, such as computer software and hardware, is included in the expenses that are allocated to our reportable segments.
Capital expenditures for the years ended December 31, 2006 and 2005 are shown in following table. Other than Legal Settlement Administration, capital expenditures made in the U.S. are not always segregated among U.S. Property and Casualty, Broadspire, or corporate and shared functions.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements

			Legal
	U.S. Property & Casualty,	International	Settlement
(in thousands)	Broadspire, and Corporate	Operations	Administration	Total

2006	$12,060	$5,949	$4,731	$22,740
2005	9,923	6,906	3,444	20,273

The total of the Company’s reportable segments’ revenues reconciled to total consolidated revenues for the years ended December 31, 2006, 2005, and 2004 is as follows:

(in thousands)	2006	2005	2004

Segments’ revenues before reimbursements	$819,522	$771,983	$733,567
Reimbursements	80,858	82,784	78,095

Total consolidated revenues	$900,380	$854,767	$811,662

The total of the Company’s reportable segments’ operating earnings reconciled to consolidated income before income taxes for the years ended December 31, 2006, 2005, and 2004 is as follows:

(in thousands)	2006	2005	2004

Operating earnings of all segments	$30,555	$23,112	$31,770
Unallocated corporate/shared costs and credits, net	1,640	1,973	616
Amortization of acquisition-related intangible assets	(1,124)	—	—
Net corporate interest expense	(5,753)	(5,145)	(3,536)
Stock option expense	(1,220)	—	—
Other gains and expenses, net	(27)	—	8,573

Income before income taxes	$24,071	$19,940	$37,423

The total of the Company’s reportable segments’ assets reconciled to consolidated total assets of the Company at December 31, 2006 and 2005 is presented in the following table. All foreign-denominated cash and cash equivalents are reported within the International Operations segment, while all U.S. cash, cash equivalents, and short-term investment are reported as corporate assets in the following table.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements

(in thousands)	2006	2005

Assets of reportable segments	$793,064	$458,149

Corporate assets:
Cash, cash equivalents, and short-term investments	38,928	27,207
Unallocated allowances on receivables	(4,775)	(4,766)
Property and equipment	5,292	8,608
Capitalized software costs, net	22,162	19,056
Assets of deferred compensation plan	13,487	13,436
Home office assets held for sale	2,842	—
Capitalized loan costs	3,798	737
Deferred tax asset	13,498	38,217
Prepaid assets and other	4,692	13,427

Total corporate assets	99,924	115,922

Total assets	$892,988	$574,071

The Company’s most significant international operations are in the U.K. and Canada, as presented in the following table:

(in thousands)	U.K.	Canada	Other	Total

2006
Revenues before reimbursements	$113,064	$73,642	$116,991	$303,697
Long-lived assets	64,968	29,285	18,660	112,913
2005

Revenues before reimbursements	$101,529	$68,489	$115,395	$285,413
Long-lived assets	57,919	28,427	18,049	104,395
2004

Revenues before reimbursements	$82,392	$64,339	$108,699	$255,430
Long-lived assets	53,477	27,209	23,919	104,605
Substantially all international revenues were derived from the insurance company market.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
7. Disposition And Acquisitions of Businesses
Disposition
On September 29, 2006, the Company sold the operating assets of its U.S. investigation services business (the “disposed business”) to MJM Investigations, Inc. (“MJM”) for $3,000,000 in cash at closing and a non interest-bearing note receivable of $2,000,000. The Company recognized a pre-tax gain of $3,069,000 on the transaction. The $2,000,000 note receivable is due as follows: $1,000,000 on or before September 29, 2010 and $1,000,000 on or before September 29, 2013. The net book value of the disposal group of assets associated with this transaction totaled $473,000. In addition, goodwill of $526,000 was derecognized from the balance sheet of the Company’s U.S. Property and Casualty reporting unit. Since the note receivable does not bear interest, the Company discounted the note receivable and reduced the gain on the sale transaction by $692,000 to $3,069,000. Interest income will be recognized over the life of the note receivable using the effective interest method. Also on September 29, 2006, the Company entered into a long-term agreement with MJM to refer certain of the Company’s clients to MJM for surveillance and investigative services. Under the agreement, the Company will receive an administrative fee from MJM for these referrals. The financial results of the investigations services business are included in the Company’s consolidated financial statements through the date of sale, and due to the significance of the agreement with MJM in relationship to the disposed business, the Company has not reported the disposed business as discontinued operations in its consolidated financial statements. Revenues before reimbursements for the years ended December 31, 2006, 2005, and 2004 related to this business were $6,502,000, $9,576,000, and $9,977,000, respectively.
Acquisition of Specialty Liability Services Ltd.
On August 16, 2006, the Company’s U.K. subsidiary acquired all of the outstanding stock of Specialty Liability Services Ltd. (“SLS”). The purchase price paid at acquisition was $7,965,000, less $1,099,000 cash acquired. The results of SLS’s operations have been included in the Company’s consolidated financial statements since that date. SLS is a specialist liability adjusting and claims handling company with operations in the U.K. The net assets acquired included amortizable intangible assets of $1,409,000, indefinite-live intangible assets of $2,487,000, and goodwill of $2,929,000. The Company engaged independent valuation experts to assign fair values to material assets acquired and liabilities assumed in the SLS acquisition. Depending on SLS’s performance against future earnings targets over the next three years, additional payments of up to $4,704,000 may be made to the sellers of SLS.
Acquisition of e-Triage.com, Inc.
On October 30, 2006, the Company purchased all of the outstanding stock of e-Triage.com, Inc. (“e-Triage”). The results of e-Triage’s operations have been included in the Company’s consolidated financial statements since that date. The purchase price was composed of $3,500,000 cash paid at closing and 842,815 restricted shares of the

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
Company’s Class A common stock valued at $5,163,000. These shares of stock have restrictions on the sellers’ ability to sell, convey, or assign the shares. These restrictions lapse over the 18-month period subsequent to October 30, 2006. The primary assets of e-Triage are a proprietary database and a software application used in the management of disability claims. The Company plans to integrate these assets into its existing operations as well as sell licensing agreements for these products to third parties. The purchase price allocation of e-Triage has not been finalized and is subject to the completion of a valuation. This valuation should be completed during the second quarter of 2007.
Acquisition of Broadspire Management Services, Inc.
On October 31, 2006, the Company completed the acquisition of Broadspire Management Services, Inc. (“Broadspire”) pursuant to a Stock Purchase Agreement dated August 18, 2006 (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Company purchased all of the outstanding capital stock of Broadspire from Platinum Equity, LLC (“Platinum”). As a result of the acquisition, Broadspire became a wholly-owned subsidiary of the Company. Broadspire is a third-party administrator offering a comprehensive integrated platform of workers’ compensation and liability claims management and medical management services. The Company began recording the operating activities of Broadspire in its consolidated financial statements for periods after October 31, 2006. The acquisition of Broadspire contributed $33,100,000 in revenues in 2006.
The purchase price paid at acquisition to the seller for Broadspire was $150,000,000, less $577,000 cash acquired. In addition, the Company paid $2,570,000 in direct acquisition-related costs. The net aggregate purchase price of $151,993,000 was borrowed under the Company’s New Credit Agreement described in Note 5.
The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The estimated fair values are preliminary because the purchase price is subject to a working capital adjustment. In addition, the Company has not completed its assessment of Broadspire employees to be terminated. As a result, additional severance payments may be made as this assessment is finalized. The Company expects to complete this assessment within one year from the date of acquisition.

At October 31, 2006
(in thousands)

Assets
Current assets, including cash acquired of $577	$35,547
Property and equipment, net	4,621
Computer software	1,554
Goodwill	139,295
Intangible assets	117,300
Other noncurrent assets	15,112

Total assets acquired	313,429

Liabilities
Current liabilities, including deferred revenue obligations	90,434
Deferred revenue obligations-noncurrent	70,062
Deferred tax liability, net	348
Other liabilities	15

Total liabilities assumed	160,859

Net assets acquired	$152,570

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The amounts assigned to goodwill and the intangible assets are not currently deductible for income tax purposes.
The following table reflects the condensed pro forma results of operations for the year ended December 31, 2006 as though the business combination with Broadspire had been completed at the beginning of 2006, and condensed pro forma results of operations for the year ended December 31, 2005 as though the business combination with Broadspire had been completed at the beginning of 2005.

	Year ended	Year ended
(in thousands, except earnings per share)	December 31, 2006	December 31, 2005
	(unaudited)
Pro forma revenue	$1,078,956	$1,096,743
Pro forma net income	$15,983	$18,727
Pro forma earnings per share-basic and diluted	$0.32	$0.38
The pro forma amounts disclosed above:
1)	reflect amortization expense for finite-lived intangible assets resulting from the Company’s acquisition of Broadspire, reduced by Broadspire’s historical amortization expense for finite-lived intangible assets related to prior business acquisitions made by Broadspire,

2)	remove compensation expense for Broadspire employees who were terminated subsequent to the Crawford acquisition,

3)	remove net expense for a Broadspire aircraft lease that was used exclusively by Platinum for business not related to Broadspire,

4)	remove charges from Platinum that are not expected to occur in the future,

5)	remove Platinum charges for services that could have been historically provided by the Company at no incremental cost to the combined company,

6)	include interest expense on the additional debt of $152,570,000 used by the Company to purchase Broadspire, including acquisition-related costs, and

7)	include imputed federal income tax for Broadspire and income tax benefit associated with additional interest expense from incremental debt incurred by the Company to fund the acquisition of Broadspire. Prior to the acquisition by the Company, Broadspire operated as a Subchapter S corporation for federal income tax purposes.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
In connection with the acquisition of Broadspire, the Company recorded a liability of $1,824,000 for severance payments to Broadspire employees terminated as a result of the acquisition and $432,000 to cover the cost of Broadspire office leases that have been or will be terminated. This liability was recorded in accordance with EITF Issue 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” with a corresponding increase in goodwill.
Acquisitions in Prior Years
During 2004, the Company acquired the net assets of France-based loss adjusting firms Cabinet Mayoussier, Cabinet Tricaud, and TMA (“Mayoussier”) for an initial purchase price of $1,414,000, including deferred consideration of $828,000. This acquisition was made to strengthen the Company’s position in the French loss adjusting market. Additional contingent payments may be earned by the seller based on the Company’s operating performance in France through October 2009.
During 2002, the Company recorded the acquisition of the operations of Robertson & Company Group (“Robertson”) in Australia, a claims adjusting company, for an aggregate initial purchase price of $10,194,000 in cash, excluding cash acquired. This acquisition was made in order to expand the Company’s presence in the Australian market. The purchase price of Robertson was reduced by $542,000 in 2003 due to refunds received from the Australian government for Goods & Services Taxes associated with the acquisition. The purchase price of Robertson may be further increased based on future earnings through October 31, 2008.
8. Goodwill And Intangible Assets Arising From Acquisitions
Prior to the fourth quarter of 2006, the Company’s operating segments and reporting units for goodwill purposes were the former U.S. Operations and International Operations operating segments and reporting units. As a result of the acquisition of Broadspire Management Services, Inc. and the related restructuring within the Company’s former U.S. Operations segment, the Company realigned its internal reporting structure and expanded its number of operating segments from two to four. The Company’s existing International Operations segment was not impacted. However, the former U.S. Operations segment was realigned into three separate operating segments: U.S. Property and Casualty which serves the U.S. property and casualty insurance company market, Broadspire which serves the U.S. self-insurance marketplace, and Legal Settlement Administration which serves the securities and other legal settlement markets, product warranties and inspections, and bankruptcy markets. The Broadspire segment includes the October 31, 2006 acquisition of Broadspire Management Services, Inc.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The Company’s four operating segments also became the Company’s reporting units for goodwill purposes. As a result, goodwill in the former U.S. Operations reporting unit was reallocated to U.S. Property and Casualty, Legal Settlement Administration, and Broadspire based on the relative fair values of each of those new reporting units. This allocation was based on fair values of those three reporting units prior to the acquisition of Broadspire Management Services, Inc., which became part of the Broadspire operating segment and reporting unit at acquisition. The following table details the reallocation of goodwill in the former U.S. Operations segment and reporting unit:

Former U.S. Operations:	(in thousands)

Goodwill balance at December 31, 2005	$28,372
Goodwill derecognized from Investigations Services disposition	(526)

Goodwill balance at time of reallocation	$27,846

Reallocation:
To Legal Settlement Administration	$20,049
To U.S. Property and Casualty	6,405
To Broadspire	1,392

Goodwill balance after reallocation	$27,846

The goodwill recognized, fair values of assets acquired, liabilities assumed, and the net cash paid and stock issued for acquisitions in 2006, 2005, and 2004 were as follows:

(in thousands)	2006	2005	2004

Goodwill acquired in the year:
Broadspire segment	$143,310	$—	$—
U.S. Property and Casualty segment	—	121	492
International Operations segment	2,830	—	1,704

Total goodwill acquired in the year	146,140	121	2,196

Intangible assets acquired in the year:
Broadspire segment	125,097	—	—
International Operations segment	3,896	—	—

Total intangible assets acquired in the year	128,993	—	—

Fair values of tangible assets acquired	58,992	—	1,164
Fair values of liabilities assumed	166,501	—	2,743
Fair value of common stock issued	5,163	—	—
Cash paid, net of cash acquired	$162,461	$121	$617

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The following table, restated to reflect the Company’s new operating segments and reporting units, shows the changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005:

	U.S. Property &		Legal Settlement	International
(in thousands)	Casualty	Broadspire	Administration	Operations	Total

Balance at December 31, 2004	$6,810	$1,392	$20,049	$81,159	$109,410
Acquired goodwill	121	—	—	—	121
Foreign currency effects	—	—	—	504	504

Balance at December 31, 2005	6,931	1,392	20,049	81,663	110,035
Acquired goodwill	—	143,310	—	2,830	146,140
Goodwill in disposition	(526)	—	—	—	(526)
Adjustments	—	226	—	—	226
Foreign currency effects	—	—	—	825	825

Balance at December 31, 2006	$6,405	$144,928	$20,049	$85,318	$256,700

Adjustments represent noncash changes to the fair values of assets acquired or liabilities assumed that are made within one year of the acquisition date of an acquired business.
Intangible assets acquired during the year ended December 31, 2006 were as follows:

	Customer	Technology-
(in thousands)	Relationships	Based	Trademarks

Intangible assets subject to amortization:
Broadspire acquisition	$88,200	$—
SLS acquisition	1,409	—
e-Triage acquisition	—	6,497

Total subject to amortization	89,609	6,497
Amortization expense for 2006	(1,016)	(108)

Net carrying value at December 31, 2006	$88,593	$6,389

Weighted-average amortization period	14.9 years	10.0 years
Intangible assets not subject to amortization:
Broadspire acquisition			$29,100
SLS acquisition			2,487
e-Triage acquisition			1,300

Total not subject to amortization			$32,887

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
The weighted-average amortization period for all intangible assets subject to amortization is 14.6 years. Intangible assets subject to amortization are amortized on a straight-line basis over lives ranging from 10 to 15 years. For intangible assets at December 31, 2006 subject to amortization, estimated aggregate amortization expense is $6,671,000 for each of the next five years.
9. Gain on sale of undeveloped land
During September 2004, the Company completed the sale of an undeveloped parcel of real estate to a limited liability company wholly-owned and controlled by a person who, at the time of the sale, was a member of the Company’s Board of Directors. The purchase price was $9,650,000. This purchase price represented a premium over an independent appraised value of the property. The Company received cash, net of transaction expenses, of $2,028,000 and a $7,562,000 first lien mortgage note receivable, at an effective interest rate of approximately 4% per annum, due in its entirety in 270 days. The note receivable was paid in its entirety in June 2005. A pretax gain of $8,573,000 was recognized in 2004 on the sale. This gain, net of related income tax expense, increased earnings per share by $0.11 during 2004.
10. Deposit on Sale of the Company’s Corporate Headquarters and Deferred Gain
On June 30, 2006, the Company sold the land and building utilized as its corporate headquarters in Atlanta, Georgia. These assets had a net carrying amount of $2,842,000. The base sales price of $8,000,000 was paid in cash at closing. Under the sales agreement, the $8,000,000 base sales price is subject to upward revision depending upon the buyer’s ability to subsequently redevelop the property. Also on June 30, 2006, the Company entered into a 12-month leaseback agreement for these same facilities, with a monthly base rent of $67,000. Prior to termination of the leaseback agreement, the Company plans to relocate its corporate headquarters to other nearby leased facilities.
Under SFAS 98, “Accounting for Leases,” the Company deferred recognition of the gain related to this sale due to its leaseback of the facility. Net of transaction costs, a pre-tax gain of $4,864,000 will be recognized by the Company upon the expiration or termination of the leaseback agreement, expected to be on or before June 30, 2007. The gain of $4,864,000 is based on the base sales price and does not include any amount for the potential upward revision of the sales price. Should such revision subsequently occur, the Company could ultimately realize a larger gain. The Company cannot predict the likelihood of any subsequent price revisions.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
Prior to the sale, this disposal group of assets had a fair value that exceeded its depreciated cost. No adjustment to the carrying cost was required when this disposal group was classified as “held for sale” under the provisions of SFAS 144. The Company does not hold legal title to these assets after June 30, 2006. However, these assets are included in Other Current Assets on the Company’s Consolidated Balance Sheet at historical cost less accumulated depreciation in accordance with the provisions of SFAS 144. Pending recognition of the gain described above, the $8,000,000 received by the Company on June 30, 2006 is reported on the Company’s Consolidated Balance Sheet as a deposit liability.
11. Restructuring Activities and Charges
In connection with its acquisition and integration of Broadspire Management Services, Inc., the Company developed and implemented a plan to restructure certain of its operations within its Broadspire operating segment. This restructuring involved employees and facilities associated with its existing Crawford Integrated Services business and the acquired Broadspire entity. As a result, the Company recorded a pre-tax restructuring charge of $1,697,000, or $0.02 per share after reflecting income taxes, during the fourth quarter of 2006 related to employee severance payments as well as costs related to planned closures of certain existing leased branch office facilities. An additional $1,824,000 in employee severance payments to employees of the acquired Broadspire entity and $432,000 related to the planned termination of acquired lease obligations from the acquired Broadspire entity were recorded in goodwill. The Company expects this restructuring process to continue until late 2007.
12. South Africa Black Economic Empowerment Agreement
The government of South Africa has adopted policies to increase black ownership of South African businesses, including foreign-owned businesses located in South Africa. This initiative is called Black Economic Empowerment. The Company’s South Africa subsidiary, Crawford & Company South Africa (“Crawford SA”), entered into a Black Economic Empowerment agreement (“BEE agreement”) with a black-owned entity in South Africa (the “BEE entity”). As part of this BEE agreement, Crawford SA issued 54,792 voting shares of its subsidiary stock to the BEE entity for par value of 54,792 South African rand (approximately U.S. $9,000). The 54,792 shares represent a 25.1% ownership interest in Crawford SA.
Prior to this transaction, Crawford SA was a wholly-owned subsidiary of the Company. This capital transaction at the subsidiary level changed the Company’s ownership interest in Crawford SA by creating a 25.1% minority interest in the subsidiary. To reflect the Company’s change in its ownership interest of Crawford SA and to reflect the creation of the minority interest, $602,000 was charged to the Company’s Retained Earnings and credited to Minority Interest on the Company’s Consolidated Balance Sheet. This amount represented 25.1% of the carrying value of the Company’s investment in its South Africa subsidiary.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
13. Client Funds
The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company’s general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled $896,889,000 and $206,554,000 at December 31, 2006 and 2005, respectively. This increase in 2006 was due to the acquisition of Broadspire Management Services, Inc. and to the Company’s Legal Settlement Administration Services segment, where the timing, type, and size of projects can impact these client fund balances.
14. Contingencies
The Company normally structures its acquisitions to include earnout payments which are contingent upon the acquired entity reaching certain targets for revenues and operating earnings. The amount of the contingent payments and length of the earnout period vary for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2006 levels of revenues and operating earnings, additional payments under existing earnout agreements approximate $6,548,000 through 2010, as follows: 2007 — $0; 2008 — $767,000; 2009 — $5,004,000; and 2010 — $777,000.
As part of the $100,000,000 revolving credit agreement, the Company maintains a letter of credit facility to satisfy certain of its own contractual requirements. At December 31, 2006, the aggregate amount committed under the facility was $21,087,000.
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
As disclosed in Note 7, on October 31, 2006 the Company completed its acquisition of Broadspire from Platinum. Broadspire and Platinum are engaged in arbitration and other legal proceedings over disputes with the former owners of certain entities acquired by Broadspire prior to the Company’s October 31, 2006 acquisition of Broadspire. In the Stock Purchase Agreement, Platinum has full responsibility to resolve all of these matters and is obligated to fully indemnify Broadspire and the Company for all monetary payments that Broadspire may be required to pay as a result of unfavorable outcomes related to these pre-existing arbitrations and legal proceedings. Platinum has also agreed

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
to indemnify the Company for any purchase price adjustment mechanism, earnout, or similar provision in any of Broadspire’s previous purchase and sale agreements. In the event of an unfavorable outcome in which Platinum does not indemnify the Company under the terms of the Stock Purchase Agreement, the Company may be responsible for funding these unfavorable outcomes. At this time, the Company’s management and its legal counsel do not believe the Company will be responsible for the ultimate funding of any of these matters, and accordingly the Company has not recognized any loss contingencies for these matters in its consolidated financial statements.
In 2003, Broadspire acquired NATLSCO, Inc. from a wholly-owned subsidiary of Lumberman Mutual Casualty Company (“LMC”) as a result of downgrades of LMC’s financial strength rating by rating agencies. Broadspire assumed obligations to service and administer a population of claims outstanding at the 2003 acquisition date. Liquidity to support these casualty claims operations for the foreseeable future was provided by cash infused by LMC at the 2003 acquisition date, and a receivable held in trust, which has and will continue to be distributed to Broadspire in accordance with a trust agreement through August 2012. Broadspire received total distributions of $1,514,000 from this trust during November and December 2006. The Company believes that the funds that have been and will be received from LMC and the trust are sufficient to at least cover the actual costs that Broadspire will incur over the next several years to service and administer this population of claims through closure. Broadspire’s revenues from LMC totaled $2,055,000 for November and December 2006. Accounts receivable from LMC included in Accounts Receivable in the Company’s Consolidated Balance Sheet were $1,911,000 at December 31, 2006. Statutory surplus reflected in LMC’s audited financial statements as of December 31, 2006 and 2005 was $173,593,000 and $168,313,000, respectively.
15. Common Stock
The Company has two classes of common stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company’s Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock. As described in Note 16, certain Class A Common Stock shares are issued with restrictions under executive compensation plans.
As disclosed in Note 5, the Company’s New Credit Agreement contains restrictions on dividends and distributions.
In April 1999, the Company’s Board of Directors authorized a discretionary share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2006, the Company has reacquired 2,150,876 shares of its Class A Common Stock and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively. No shares were repurchased in 2006, 2005, or 2004.

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
16. Stock-Based Compensation
As disclosed in Note 1, effective January 1, 2006 the Company adopted SFAS 123R and the related FASB Staff Positions using the modified-prospective-transition method.
At December 31, 2006, the Company has three types of stock-based compensation plans: stock option plans, an executive stock bonus plan (performance shares and restricted shares), and employee stock purchase plans. Under SFAS 123R, the fair value of an equity award is estimated on the grant date without regard to service or performance conditions. The fair value is recognized as compensation expense over the requisite service period for all awards that vest. Estimates are made for the number of awards that will vest, and subsequent adjustments are made to reflect actual vesting. Compensation cost is not recognized for awards that do not vest because service or performance conditions are not satisfied. Compensation cost recognized at any date equals at least the portion of the grant-date value of an award that is vested at that date. For awards granted prior to January 1, 2006 that were not previously subject to expense recognition under APB 25, compensation expense under SFAS 123R is recognized only for the portions of these awards that were unvested at the adoption of SFAS 123R. Expense for these awards is recognized ratably beginning January 1, 2006 over the remaining vesting period of each award.
The pre-tax compensation expense recognized for all plans was $3,567,000 for the year ended December 31, 2006. For the year ended 2005, pre-tax compensation expense recognized under APB 25 was $92,000. There was no expense recognized in 2004.
The total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation arrangements was $1,023,000 and $33,000 for years ending December 31, 2006 and 2005, respectively. No benefit was recognized in 2004. Some of the Company’s stock-based compensation awards are granted under plans which are designed not to be taxable as compensation to the recipient based on tax laws of the United States or the applicable country. Accordingly, the Company does not recognize tax benefits on all of its stock-based compensation expense recognized for financial reporting purposes. During 2005, the Company had $90,000 of excess tax deductions related to exercises of taxable stock option awards. This $90,000 tax benefit was credited to additional paid-in capital within shareholders’ investment.
Stock Option Plans
The Company has stock option plans for key employees and directors that provide for nonqualified and incentive stock option grants. All stock options are for shares of the Company’s Class A common stock. Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. The Company’s stock option plans are approved by shareholders, although the Company’s Board of Directors is authorized to make specific grants of stock options. Under the key employee

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
stock option plan, incentive and nonqualified options for up to 6,250,000 shares may be granted. Employee stock options typically are subject to graded vesting over five years (20% each year) and have a typical life of ten years. Under SFAS 123R, compensation cost for stock options is recognized on a straight-line basis over the requisite service period for the entire award. For awards granted prior to the adoption of SFAS 123R, compensation expense is recognized only for the portion of the award that was unvested at the adoption of SFAS 123R on January 1, 2006. For the year ended December 31, 2006, compensation expense of $795,000 was recognized for the key employee stock option plan. No expense was recognized during 2005 and 2004.
Under the directors’ plan, board members are granted options upon initial election to the Board and upon annual re-election to the Board. Options for up to 450,000 shares may be granted under the directors’ plan. Directors’ options are fully vested at grant date and have a typical life of ten years. For the year ended December 31, 2006, compensation expense of $46,000 was recognized for directors’ options under SFAS 123R. No expense was recognized during 2005 and 2004.
A summary of option activity as of December 31, 2006, and changes during 2006, 2005, and 2004, is presented below:

			Weighted-
			Average	Aggregate
		Weighted-	Remaining	Intrinsic
	Shares	Average	Contractual	Value
	(in thousands)	Exercise Price	Term	(in thousands)

Outstanding at January 1, 2004	5,320	$11	4.9 years	$1,385
Granted	1,597	6
Exercised	(36)	3
Forfeited or expired	(1,658)	11

Outstanding at December 31, 2004	5,223	10	5.5 years	2,260
Granted	109	7
Exercised	(35)	5
Forfeited or expired	(702)	12

Outstanding at December 31, 2005	4,595	9	5.1 years	773
Granted	49	6
Exercised	(12)	5
Forfeited or expired	(959)	11

Outstanding at December 31, 2006	3,673	9	4.7 years	805

Vested at December 31, 2006	2,645	$10	4.1 years	$458

Exercisable at December 31, 2006	2,645	$10	4.1 years	$458

The weighted-average grant-date fair value of stock options granted during the years

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
ended December 31, 2006, 2005, and 2004 was $1.83, $2.15, and $1.51, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2006, 2005, and 2004 was $17,000, $88,000, and $94,000, respectively. The total fair value of stock options vesting during the years ended December 31, 2006, 2005, and 2004 was $1,269,000, $1,906,000, and $2,617,000, respectively.
At December 31, 2006, there was $1,100,000 of unrecognized compensation cost related to nonvested stock options under the key employee stock option plan. This cost is expected to be recognized over a weighted-average period of 1.5 years. The directors’ stock option plan has no unrecognized compensation cost since directors’ options are vested when granted and the grant-date fair values are fully expensed on grant date under the provisions of SFAS 123R.
The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing formula, with the following weighted-average assumptions:

	2006	2005	2004
Expected dividend yield	3.4%	4.2%	3.2%
Expected volatility	37%	37%	36%
Risk-free interest rate	5.1%	4.1%	3.8%
Expected term of options	7 years	7 years	7 years
The expected dividend yield is based on the Company’s historical dividend yield. The expected volatility of the price of the Company’s Class A common stock is based on historical realized volatility. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with terms equal to the expected term used in the pricing formula. The expected term of the option takes into account both the contractual term of the option and the effects of expected exercise behavior.
Executive Stock Bonus Plan
Under the Company’s executive stock bonus plan, the Company is authorized to issue up to 4,000,000 shares of the Company’s Class A common stock. The plan has two components: the performance share component and the restricted share component.
Under the performance share component, key employees of the Company are eligible to earn shares of stock upon the achievement of certain individual and corporate objectives. Share grants are determined at the discretion of the Company’s Board of Directors and are subject to graded vesting over periods typically ranging from three to five years. Shares are not issued until the vesting requirements have lapsed. Dividends are not paid or accrued on unvested shares. The grant-date fair value of a performance share grant is

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
based on the market value of the Company’s Class A common stock on the date of grant, reduced for the present value of estimated dividends not received on the unvested shares during the vesting period. If the award contains a performance condition, compensation expense for each vesting tranche in the award is recognized ratably from the service inception date to the vesting date for each tranche. Otherwise, compensation expense is recognized on a straight-line basis over the requisite service period.
During 2005, a total of 130,300 performance shares was granted. In early 2006, it was determined that 69,850 of those shares were earned based on achievement of 2005 performance goals, and 13,970 of those earned shares vested at that time. At December 31, 2006, an additional 12,990 shares vested. The remaining unvested 2005 performance shares that were earned will vest ratably at 20% per year, subject only to service conditions.
In 2006, an additional 1,061,350 performance shares were granted, subject to the achievement of established performance goals. Some of these performance goals pertain only to 2006, while certain performance goals extend through 2010. Some of these awards also contain service conditions that must be satisfied. Based on the most recent achievement rates, the Company estimates that 969,000 of these performance shares will be earned. During 2006, compensation expense was recognized for these performance shares based on the estimated achievement rates for the performance goals and on the related vesting schedules.
A summary of the status of the Company’s nonvested performance shares as of December 31, 2006, and changes in 2006 and 2005, is presented below:

		Weighted-Average
		Grant Date Fair
	Shares	Value
Nonvested at January 1, 2005	—	—
Granted	130,300	$6.38
Vested	—	—
Forfeited	(2,400)	6.38

Nonvested at December 31, 2005	127,900	6.38

Granted	1,061,350	5.18
Vested	(26,960)	6.38
Forfeited or unearned	(74,270)	6.13

Nonvested at December 31, 2006	1,088,020	$5.22
The total fair value of the 26,960 performance shares vested at December 31, 2006 was $172,000. At December 31, 2005, no performance shares were vested.
Compensation expense recognized under SFAS 123R and APB 25 for all performance

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
shares totaled $1,663,000 and $91,000 for the years ended December 31, 2006 and 2005, respectively. There was no expense recognized in 2004. Compensation cost for these awards is net of estimated or actual award forfeitures. As of December 31, 2006, there was an estimated $3,801,000 of unearned compensation cost for all nonvested performance shares; this cost is expected to be recognized through 2010. Of this unearned compensation cost at December 31, 2006, $121,000 is related to unvested 2005 performance shares in which the performance goal achievement rates have been determined but the remaining service vesting requirements have not been met. Estimated unearned compensation cost of $3,680,000 is related to performance grants that vest based on the achievement of future performance goals through 2010. This estimated unearned compensation cost of $3,680,000 is based on interim assessments of expected final achievement rates for the related performance goals. The actual achievement rates for these performance goals, and the related final compensation cost, could be materially different than the estimates at December 31, 2006.
Under the restricted share component, the Board of Directors may elect to issue restricted shares of stock in lieu of, or in addition to, cash bonus payments to certain key employees. Employees receiving these shares have restrictions on the ability to sell the shares. Such restrictions lapse ratably over vesting periods ranging from several months to five years. For grants of restricted shares, vested and unvested shares issued are eligible to receive nonforfeitable dividends if dividends are declared by the Company’s Board of Directors. The grant-date fair value of a restricted share grant is based on the market value of the stock on the date of grant. Compensation cost is recognized on a straight-line basis over the requisite service period since these awards only have service conditions once granted.
A summary of the status of the Company’s nonvested restricted shares as of December 31, 2006, and changes during 2006 and 2005, is presented below:

		Weighted-
		Average Grant
	Shares	Date Fair Value
Nonvested at January 1, 2005	—
Granted	5,000	$7.64
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2005	5,000	7.64

Granted	156,000	6.06
Vested	(11,000)	6.03
Forfeited	—	—

Nonvested at December 31, 2006	150,000	$6.11

Compensation expense recognized for all restricted shares for the years ended December 31, 2006 and 2005 was $683,000 and $1,000, respectively. There was no expense in

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
2004. There were no restricted shares granted or outstanding as of December 31, 2004. As of December 31, 2006, there was $298,000 of total unearned compensation cost related to nonvested restricted shares which is expected to be recognized over a weighted-average period of 4.1 years. On January 1, 2007, 100,000 of the nonvested shares at December 31, 2006 will fully vest. For the year ended December 31, 2006, pre-tax compensation cost of $615,000 was recognized for these 100,000 restricted shares vesting on January 1, 2007.
Employee Stock Purchase Plans
At December 31, 2006, the Company has two employee stock purchase plans: the U.S. Plan and the U.K. Plan. The U.S. Plan is also available to eligible employees in Canada, Puerto Rico, and the U.S. Virgin Islands. Both plans are compensatory under SFAS 123R; neither were compensatory under APB 25.
For both the U.S. and U.K. plans, the requisite service period is the period of time over which the employees contribute to the plans through payroll withholdings. For purposes of recognizing compensation expense, estimates are made for the total withholdings expected over the entire withholding period. The market price of a share of stock at the beginning of the withholding period is then used to estimate the total number of shares that will be purchased using the total estimated withholdings. Compensation cost is recognized ratably over the withholding period.
Under the U.S. Plan, the Company is authorized to issue up to 1,500,000 shares of its Class A common stock to eligible employees. Participating employees can elect each year to have up to $21,000 of their annual earnings withheld to purchase shares at the end of the one-year withholding period which starts July 1 and ends June 30. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day or the last day of the withholding period. Participating employees may cease payroll withholdings during the withholding period and/or request a refund of all amounts withheld before any shares are purchased.
Since the U.S. Plan involves a look-back option, the estimate of the fair value for the share option is separated into two components. The first component is calculated as 15% (the employee discount) of a nonvested share of the Company’s Class A common stock. The second component involves using the Black-Scholes-Merton option-pricing formula to value a one-year option on 85% of a share of the Company’s Class A common stock. This value is adjusted to reflect the effect of any estimated dividends that the employees will not receive during the life of the share option.
During the year ended December 31, 2006, a total of 99,776 shares of the Company’s Class A common stock were issued to the Company’s employees under the 2005-2006 withholding period which started July 1, 2005 and ended June 30, 2006. At December 31, 2006, an estimated 127,399 shares will be purchased under the U.S. Plan at the end of the current withholding period (which started July 1, 2006 and ends June 30, 2007) for a discounted purchase price of $5.72 per share. During the year ended December 31, 2006,

CRAWFORD & COMPANY
Notes to Consolidated Financial Statements
compensation expense of $278,000 was recognized. There was no expense recognized in 2005 and 2004. At December 31, 2006, there was estimated unearned compensation cost of $158,000 to be recognized through the end of the current withholding period which ends June 30, 2007.
Under the U.K. Plan, the Company is authorized to issue up to 1,000,000 shares of its Class A common stock. Under the U.K. Plan, eligible employees can elect to have up to £250 pounds withheld from payroll each month to purchase shares at the end of a three-year withholding period. The purchase price of a share of stock is 85% of the market price at the beginning of the withholding period. Participating employees may cease payroll withholdings and/or request a refund of all amounts withheld before any shares are purchased.
Under the U.K. Plan, the fair value of a share option is equal to 15% (the employee discount) of the market price of a share of the Company’s Class A common stock at the beginning of the withholding period. No adjustment is made to reflect the effect of any estimated dividends that the employees will not receive during the life of the share option since employees are credited with interest by a third party on their withholdings during the withholding period. For purposes of estimating fair value, this interest-paying feature is deemed to be materially equivalent to any foregone dividends on the underlying shares of stock.
At December 31, 2006, an estimated 169,351 shares in total will be purchased under the U.K. Plan at the end of the withholding periods. These estimates are subject to change based on fluctuations in the value of the British pound against the U.S. dollar. The discounted purchase price for a share of the Company’s Class A common stock under the U.K. Plan ranges from $5.36 to $5.97. For the year ended December 31, 2006, compensation cost of $148,000 was recognized for the U.K. Plan. No costs were recognized in 2005 and 2004. At December 31, 2006, there was an estimated $219,000 of total unrecognized compensation cost related to the U.K. Plan, which is expected to be recognized through March 2009.
During the year ended December 31, 2006, a total of 324,232 shares of Class A common stock were issued under the U.K. Plan.

CRAWFORD & COMPANY
Selected Financial Data
(in thousands, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,	2006 (2)	2005	2004	2003	2002

Revenues before Reimbursements	$819,522	$771,983	$733,567	$690,933	$699,390
Reimbursements	80,858	82,784	78,095	77,077	58,228

Total Revenues	900,380	854,767	811,662	768,010	757,618

Cost of Services	719,032	690,735	643,958	607,439	590,639

U.S. Property and Casualty Operating Earnings (Loss) (1)	4,770	(404)	10,659	5,858	14,026
International Operating Earnings (1)	16,034	13,328	11,586	6,751	7,986
Broadspire Operating (Loss) Earnings (1)	(14,657)	(10,123)	(2,705)	6,474	14,043
Legal Settlement Administration Operating Earnings (1)	24,408	20,311	12,230	7,138	1,341
Unallocated Corporate and Shared Costs	1,640	1,973	616	3,819	(149)
Net Corporate Interest Expense	(5,753)	(5,145)	(3,536)	(5,414)	(4,706)
Stock Option Expense	(1,220)	—	—	—	—
Amortization of Acquisition-Related Intangibles	(1,124)	—	—	—	—
Other Gains (Expenses)	(27)	—	8,573	(8,000)	6,000
Income Taxes	(9,060)	(7,059)	(12,251)	(8,964)	(14,029)

Net Income	15,011	12,881	25,172	7,662	24,512

Earnings Per Share:
Basic	0.30	0.26	0.52	0.16	0.50
Diluted	0.30	0.26	0.51	0.16	0.50

Current Assets	382,143	339,218	344,707	306,095	276,188

Total Assets	892,988	574,071	571,260	520,671	478,939

Current Liabilities	282,284	209,020	209,164	185,841	147,725

Long-Term Debt, Less Current Installments	199,044	45,810	51,389	50,664	49,976

Total Debt	229,460	81,139	90,176	96,777	81,488

Shareholders’ Investment	211,151	179,031	194,833	172,594	159,431

Total Capital	440,611	260,170	285,009	269,371	240,919

Current Ratio	1.4:1	1.6:1	1.6:1	1.6:1	1.9:1

Total Debt-to-Total Capital	52.1%	31.2%	31.6%	35.9%	33.8%

Return on Average Shareholders’ Investment	7.7%	6.9%	13.7%	4.6%	14.1%

Cash Flows from Operating Activities	52,717	40,761	35,813	36,470	50,850

Cash Flows from Investing Activities	(174,606)	(12,614)	(16,579)	(28,721)	(33,371)

Cash Flows from Financing Activities	135,786	(19,450)	(22,300)	(4,377)	(11,099)

Shareholders’ Equity Per Share	4.19	3.65	3.99	3.54	3.28

Cash Dividends Per Share:
Class A and Class B Common Stock	0.18	0.24	0.24	0.24	0.32

Weighted-Average Shares Outstanding:
Basic	49,423	48,930	48,773	48,668	48,580
Diluted	49,576	49,347	48,996	48,776	48,664

(1)	This is a non-GAAP financial measure representing earnings (loss) before net corporate interest expense, stock option expense, amortization of acquisition-related intangible assets, other gains and expense, and income taxes.

(2)	On October 31, 2006, the Company acquired Broadspire Management Services, Inc. See Note 7 to the consolidated financial statements.

CRAWFORD & COMPANY
QUARTERLY FINANCIAL DATA (UNAUDITED)
DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS
(in thousands, except per share amounts)

					Full
2006	First	Second	Third	Fourth (4)	Year

Revenues from services:
Revenues before reimbursements	$201,606	$192,603	$197,057	$228,256	$819,522
Reimbursements	20,066	17,164	25,276	18,352	80,858

Total revenues:	221,672	209,767	222,333	246,608	900,380

Cost of Services	176,542	165,647	180,845	195,998	719,032

Pretax income (loss)	9,053	6,573	9,671	(1,226)	24,071

U.S. Property and Casualty operating earnings (loss) (1)	3,550	945	1,634	(1,359)	4,770
International operating earnings (1)	1,686	3,213	3,825	7,310	16,034
Broadspire operating (loss) (1)	(3,445)	(3,250)	(5,279)	(2,683)	(14,657)
Legal Settlement Administration operating earnings (1)	7,390	6,696	6,345	3,977	24,408
Unallocated corporate and shared costs, net	1,136	(86)	1,164	(574)	1,640
Net corporate interest expense	(998)	(594)	(839)	(3,322)	(5,753)
Stock option expense	(266)	(351)	(248)	(355)	(1,220)
Amortization of acquisition-related intangibles	—	—	—	(1,124)	(1,124)
Other gains (expenses)	—	—	3,069	(3,096)	(27)
Income taxes	(3,205)	(2,360)	(3,423)	(72)	(9,060)

Net income (loss)	5,848	4,213	6,248	(1,298)	15,011

Earnings (loss) per share — basic and diluted (2)	0.12	0.09	0.13	(0.03)	0.30

Cash dividends per share:
Class A and Class B Common Stock	0.06	0.06	0.06	—	0.18

Common stock quotations: (3)
Class A — High	6.50	6.61	7.25	6.19	7.25
Class A — Low	5.60	5.41	5.75	5.21	5.21
Class B — High	6.48	7.18	8.07	7.68	8.07
Class B — Low	5.50	5.39	6.35	6.24	5.39

					Full
2005	First	Second	Third	Fourth	Year

Revenues from services:
Revenues before reimbursements	$184,334	$186,002	$184,720	$216,927	$771,983
Reimbursements	15,309	20,779	21,500	25,196	82,784

Total revenues:	199,643	206,781	206,220	242,123	854,767

Cost of Services	160,228	168,114	167,784	194,609	690,735

Pretax income	3,654	4,151	2,921	9,214	19,940

U.S. Property and Casualty operating earnings (loss) (1)	(2,602)	733	(243)	1,708	(404)
International operating earnings (1)	3,345	3,696	3,019	3,268	13,328
Broadspire operating (loss) (1)	(1,187)	(2,011)	(3,615)	(3,310)	(10,123)
Legal Settlement Administration operating earnings (1)	2,428	4,856	4,177	8,850	20,311
Unallocated corporate and shared costs, net	3,197	(1,768)	917	(373)	1,973
Net corporate interest expense	(1,527)	(1,355)	(1,334)	(929)	(5,145)
Income taxes	(1,293)	(1,470)	(1,034)	(3,262)	(7,059)

Net income	2,361	2,681	1,887	5,952	12,881

Earnings per share — basic and diluted	0.05	0.05	0.04	0.12	0.26

Cash dividends per share:
Class A and Class B Common Stock	0.06	0.06	0.06	0.06	0.24

Common stock quotations: (3)
Class A — High	7.26	7.58	7.90	7.80	7.90
Class A — Low	6.70	6.55	6.06	5.50	5.50
Class B — High	7.45	7.82	8.39	8.15	8.39
Class B — Low	6.85	6.78	6.03	5.53	5.53

(1)	This is a non-GAAP financial measure representing earnings (loss) before net corporate interest expense, stock option expense,

amortization of acquisition-related intangible assets, other gains and expense, and income taxes.

(2)	Due to the method used in calculating per share data as prescribed by SFAS 128, “Earnings Per Share,” the quarterly per share data may not total to the full year per share data.

(3)	The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common

Stock and Class B Common Stock as reported on the New York Stock Exchange.

(4)	On October 31, 2006, the Company acquired Broadspire Management Services, Inc. See Note 7 to the consolidated financial statements.

The approximate number of record holders of the Company’s stock as of December 31, 2006: Class A — 2,223 and Class B — 663.