Form 10-K, Exhibit 13
period 2007-12-31
CRAWFORD & CO
filed 2008-03-14
CIK 25475

Exhibit 13.1

Portions of

the Registrant’s 2007

Annual Report to

Shareholders

Crawford & Company

Annual Report to Shareholders (only certain portions are in this Exhibit 13.1)

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

Insurance companies, which represent the major source of our global revenues, customarily manage their own claims administration function but require certain services which we provide, primarily field investigation and evaluation of property and casualty insurance claims.

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

We also perform legal settlement administration services related to securities, product liability, and other class action settlements and bankruptcies, including identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds. Such services are generally referred to by us as class action services. We also conduct inspections related to building component products in various contexts ranging from class actions to warranty and product performance claims.

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

We generally earn our revenues on an individual fee-per-claim basis for claims management services we provide to property and casualty insurance companies and self-insured entities. Accordingly, the volume of claim referrals to us is a key driver of our revenues. When the insurance underwriting market is soft, insurance companies are generally more aggressive in the risks they underwrite, and insurance premiums and policy deductibles decline. This usually results in an increase in industry-wide claim referrals which will increase claim referrals to us provided we maintain at least our existing share of the overall claim services market. During a hard insurance underwriting

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

market, insurance companies become very selective in the risks they underwrite and insurance premiums and policy deductibles typically increase, sometimes quite dramatically. This usually results in a reduction in industry-wide claims volumes, which reduces claim referrals to us unless we can offset the decline in claim referrals with growth in our share of the overall claims services market. During both hard and soft insurance underwriting markets, we are also impacted by decisions insurance companies may make to change the level of claims handled by independent claim service firms like us versus handling them with their own in-house claims adjusters. Our ability to grow our market share in such a highly fragmented, competitive market is primarily dependent on the delivery of superior quality service and effective, properly focused sales efforts.

The legal settlement administration market is also highly competitive but comprised of a smaller number of specialized entities servicing the securities class action, bankruptcy, and product warranty and inspection markets. The demand for legal settlement administration services is not directly tied to or affected by the insurance underwriting cycle. The demand for these services is largely dependent on the volume of securities and product liability class action settlements, the volume of Chapter 11 bankruptcy filings and the resulting settlements, the occurrence of product warranty claims, and general economic conditions. Our revenues for legal settlement administration services are generally project based and we earn these revenues as we perform individual tasks and deliver the outputs as outlined in each project.

Summary Overview of 2007 Results of Operations

Operating results in 2007 reflected strong performance in our International Operations segment which generated record revenues and operating earnings, offset by declining revenues in our U.S. Property & Casualty and Legal Settlement Administration segments. During 2006, the Legal Settlement Administration segment was completing several major securities class action projects and by comparison, in 2007 experienced a period of comparatively slower class action activity. Our U.S. Property & Casualty segment continued to experience a downturn in revenues, primarily as a result of lower industry-wide claim frequency and the absence of significant storm activity. The Broadspire segment benefited from the operational synergies we expected when we completed the acquisition of Broadspire Management Services, Inc. (“BMSI”) on October 31, 2006. The Broadspire segment had operating earnings of $3.8 million compared to a loss of $21.6 million in 2006. Operating earnings do not include additional interest expense incurred to finance the acquisition nor does it include approximately $5.9 million and $982,000 of amortization expense in 2007 and 2006, respectively, for the amortization of customer-relationship intangible assets arising from the acquisition. We expect further synergy savings in the Broadspire segment after we complete a major systems initiative toward the end of 2008.

Cash flow from operations was $23.3 million in 2007 compared to $52.7 million in 2006. The decline was primarily due to costs to service the growth in unbilled revenues in the United Kingdom (“U.K”), costs to service the net decline in deferred revenues in the U.S., and an increase in interest paid on our debt. The growth in unbilled revenues in the U.K. was due to the severe storm activity experienced in that country during the 2007 summer months. We expect to bill and collect most of the unbilled revenues associated with these storms during 2008. The decline in deferred revenues was attributable

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

to the ongoing completion of open claims assumed from BMSI, net of additional deferred revenues generated by new claims referred to us subsequent to the date of the BMSI acquisition. We made progress against our outstanding long-term borrowings by making $12.5 million in voluntary payments during the year.

RESULTS OF CONSOLIDATED OPERATIONS

Consolidated net income was $16.1 million in 2007 compared to $15.0 million in 2006 and $12.9 million in 2005.

Consolidated net income in 2007 included a gain of $3.1 million, net of related income taxes, related to the June 30, 2006 sale of our former corporate headquarters. This gain was initially deferred pending the expiration of a leaseback arrangement related to that facility which ended during the second quarter of 2007. Consolidated net income for 2007 also included a gain of $2.5 million, net of related income taxes, from the sale of our U.S. subrogation services business in February 2007 and recognition of a previously unrecognized tax benefit of $2.0 million in 2007.

Consolidated net income in 2006 included an expense of $1.9 million, net of related income taxes, as a result of restructuring activities undertaken in connection with our acquisition of BMSI and the associated refinancing of our credit agreements. Consolidated net income in 2006 also included a gain of $1.9 million, net of related income taxes, on the disposal of the Company’s investigative services business.

With the exception of income taxes, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, unallocated corporate and shared costs, and certain other gains and expenses, our results of operations are discussed and analyzed by our four operating segments: U.S. Property & Casualty, International Operations, Broadspire, and Legal Settlement Administration. The discussion and analysis of our operating segments follows the sections on income taxes, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, unallocated corporate and shared costs, and other gains and expenses.

Income Taxes

Taxes on income totaled $5.4 million, $9.1 million, and $7.1 million for 2007, 2006, and 2005, respectively. Our consolidated effective tax rate for financial reporting purposes may change periodically due to changes in enacted tax rates, fluctuations in the mix of income earned from our various domestic and international operations, our ability to utilize net operating loss carryforwards in certain of our subsidiaries, and changes in amounts recorded related to uncertain income tax positions. Our effective tax rate for financial reporting purposes in 2007 was 25.1%. Our effective tax rate for financial reporting purposes in 2006 was 37.5%. This rate decreased in 2007 due primarily to changes in uncertain tax positions and fluctuations in the mix of income earned from our international operations, which generally have lower tax rates, as compared to our domestic operations, which generally have higher tax rates. Our effective tax rate for financial reporting purposes in 2005 was 35.4%.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Net Corporate Interest Expense

Net corporate interest expense is comprised of interest expense that we incur on our short- and long-term borrowings, partially offset by interest income we earn on available cash balances and short-term investments. These amounts vary based on interest rates, borrowings outstanding, and the amounts of invested cash and short-term investments. Interest expense will also be impacted by our interest rate swap agreement that we entered into in May 2007. Corporate interest expense totaled $19.2 million, $8.1 million, and $5.9 million for 2007, 2006, and 2005, respectively. The increase in interest expense in 2007 was due primarily to higher levels of outstanding borrowings throughout the year. Corporate interest income totaled $1.9 million, $2.4 million, and $714,000 for 2007, 2006, and 2005, respectively. Corporate interest income decreased in 2007 over 2006 due primarily to lower invested cash balances and overall declines in interest rates during 2007. Also during 2006, we received and recognized additional interest income of $288,000 related to a tax refund claim originally settled with the IRS in June 2004.

Amortization of Customer-Relationship Intangible Assets

Amortization of customer-relationship intangible assets primarily represents the non-cash amortization expense for customer-relationship intangible assets acquired during our 2006 acquisitions of BMSI and Specialty Liability Services, Ltd. (“SLS”). Amortization expense associated with these intangible assets totaled $6.0 million and $1.1 million in 2007 and 2006, respectively. This amortization is included in Selling, General, and Administrative expenses in our Consolidated Statements of Income. There were no such expenses in 2005.

Stock Option Expense

Stock option expense, a component of stock-based compensation, is comprised of non-cash expenses related to stock options granted under our various stock option and employee stock purchase plans. Stock option expense is not allocated to our operating segments. Most of our stock option grants that are subject to expense recognition under Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share-based Payment” (“SFAS 123R”), were granted prior to 2005. Other stock-based compensation expense related to our executive stock bonus plan (performance shares and restricted shares) is allocated to our operating segments and included in the determination of segment operating earnings or loss. Stock option expense of $1.2 million was recognized during both 2007 and 2006 under the provisions of SFAS 123R. We adopted SFAS 123R effective January 1, 2006. Prior to the adoption of SFAS 123R, we accounted for stock option grants and employee stock purchase plans under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). There was no stock option expense for 2005 recognized in our Consolidated Statements of Income under the provisions of APB 25.

Unallocated Corporate and Shared Costs

Certain unallocated costs and credits are excluded from the determination of segment operating earnings. These unallocated corporate and shared costs primarily represent

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

costs or credits related to our frozen U.S. defined benefit pension plan, expenses for our CEO, our Board of Directors, costs associated with the relocation of our corporate headquarters, certain adjustments to our self-insured liabilities, certain software, and certain adjustments to our allowances for doubtful accounts receivable. Unallocated corporate and shared costs were a net cost of $8.4 million in 2007, a net credit of $3.4 million in 2006, and a net cost of $931,000 in 2005.

Other Gains and Expenses

Effective February 28, 2007, we completed a strategic alliance with Trover Solutions, Inc. (“Trover”). As part of this transaction, we sold the operating assets of our subrogation services business to Trover for $5.0 million in cash and a potential future earnout of $1.4 million. This business was part of our U.S. Property & Casualty operating segment. We recognized a pre-tax gain of $4.0 million from this transaction based on the initial sales price of $5.0 million and derecognized $571,000 of associated goodwill. As part of this sale transaction, approximately 30 of our subrogation services employees were offered employment with Trover. Concurrent with the sale, we also entered into a services agreement with Trover. Under the terms of this agreement, Trover provides subrogation and recovery services to certain of our clients and we receive an administrative fee generated from these revenues earned by Trover. Due to the significance of this agreement in relationship to the sold business, we have not reported the sold business as a discontinued operation for financial reporting purposes. Based on financial results through December 31, 2007, we have not recognized a receivable from Trover under the $1.4 million potential earnout.

On June 30, 2006 we sold the land and building utilized as our former corporate headquarters in Atlanta, Georgia. These assets had a net carrying amount of $2.8 million. The base sales price of $8.0 million was received in cash at closing. Also on June 30, 2006, we entered into a 12-month leaseback agreement for these same facilities. In accordance with the provisions of SFAS No. 98, “Accounting for Leases,” we initially deferred recognition of the gain related to this sale until the leaseback agreement expired on June 30, 2007. During the second quarter of 2007, we relocated our corporate headquarters to another nearby leased facility. Net of transaction costs, a pre-tax gain of $4.8 million was recognized in June 2007 upon expiration of the leaseback agreement. Under the sales agreement, the $8.0 million base sales price is subject to potential upward revision depending upon the buyer’s ability to subsequently redevelop the property. The pre-tax gain of $4.8 million was based on the base sales price and did not include any amount for the potential upward revision of the sales price. Should such revision subsequently occur, we could ultimately realize a larger gain. We cannot predict the likelihood of any subsequent price revisions.

During September 2006, we sold the operating assets of our investigations services business to MJM Investigations, Inc. (“MJM”), resulting in a pre-tax gain of $3.1 million. This business was part of our U.S. Property & Casualty operating segment. We also entered into a long-term agreement with MJM to refer our clients to MJM for surveillance and investigative services. Under the agreement, we receive an administrative fee from MJM for these referrals. The operating results of the investigations services business are

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

included in our consolidated financial statements through the date of sale, and due to the significance of the agreement with MJM in relationship to the disposed business, we have not reported the historical results of this disposed business as discontinued operations. After reflecting income taxes, this gain increased 2006 net income by $1.9 million. Revenues before reimbursements in 2006 and 2005 related to this disposed business were approximately $6.5 million and $9.6 million, respectively.

On October 31, 2006, we completed the acquisition of BMSI pursuant to a Stock Purchase Agreement dated August 18, 2006 and entered into a new secured credit agreement with a syndication of lenders. As a result of these transactions, we recorded a pretax charge of $3.1 million related to restructuring activities in the new Broadspire operating segment, primarily for staff reductions and the consolidation of existing leased locations, and also a loss on the early retirement of our former credit facility. After reflecting income taxes, these expenses reduced 2006 net income by $1.9 million.

SEGMENT OPERATING RESULTS

Our operating segments, U.S. Property & Casualty, International Operations, Broadspire, and Legal Settlement Administration, represent components of our business for which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. U.S. Property & Casualty serves the U.S. property and casualty insurance company market. International Operations serves the property and casualty insurance company markets outside of the U.S. Broadspire serves the self-insurance market place and it includes our former Crawford Integrated Services (“CIS”) business and the operations of BMSI since the date of acquisition of BMSI in 2006. Legal Settlement Administration serves the securities, bankruptcy, product warranties and inspections, and other legal settlements markets.

Segment operating earnings is our segment measure of profit (loss) required to be disclosed by SFAS No. 131, “Disclosure about Segments of Enterprises and Related Information,” as discussed in Note 10 to our consolidated financial statements included in this Annual Report. Segment operating earnings (or loss) is the primary financial performance measure used by our senior management and chief operating decision maker to evaluate the financial performance of our operating segments and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate segment operating performance using the same criteria our management uses. Operating earnings will differ from net income computed in accordance with generally accepted accounting principles (“GAAP”) since operating earnings exclude income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs.

Income taxes, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income, but they are not considered part of our segment operating earnings since they are managed on a corporate-wide basis. Net corporate interest expense results from capital structure

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

decisions made by management. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting from business combinations. Stock option expense is the non-cash cost related to historically granted stock options which are not allocated to our operating segments. Income taxes are based on statutory rates in effect in each of the locations where we provide services and vary throughout the world. None of these costs relates directly to the performance of our services or operating activities, and therefore are excluded from segment operating earnings in order to better assess the results of our segment operating activities on a consistent basis. Certain other gains and expenses represent events (such as gain on sale of real estate, gains on sales of businesses, restructuring costs, and loss on early retirement of debt) that are not considered part of our segment operating earnings since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis. Unallocated corporate and shared costs represent expenses and credits related to CEO and Board of Directors’ functions, certain provisions to bad debt allowances or subsequent recoveries such as those related to bankrupt clients, defined benefit pension costs for our frozen U.S. pension plan, certain software, and certain self-insurance costs and recoveries that are not allocated to our individual operating segments.

In the normal course of our business, we sometimes pay for certain out-of-pocket expenses that are reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses in our Consolidated Statements of Income. In some of the discussion and analysis that follows, we do not believe it is informative to include the GAAP-required gross up of our revenues and expenses for these reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our Consolidated Statements of Income with no impact to our net income. Unless noted in the following discussion and analysis, revenue amounts exclude reimbursements for out-of-pocket expenses and expense amounts exclude reimbursed out-of-pocket expenses, income taxes, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and unallocated corporate and shared costs.

Our discussion and analysis of operating expenses is comprised of two components. Direct Compensation and Fringe Benefits include all compensation, payroll taxes, and benefits provided to our employees, which as a service company, represents our most significant and variable expense. Expenses Other Than Direct Compensation and Fringe Benefits include outsourced services, office rent and occupancy costs, other office operating expenses, cost of risk, amortization and depreciation expense other than amortization of customer-relationship intangible assets, and allocated corporate and shared costs.

Allocated corporate and shared costs are allocated to our operating segments based primarily on usage. These allocated costs are included in the determination of segment operating earnings. In 2007, we changed our method of allocating certain corporate overhead and shared costs from a revenue-based model to a usage-based model. Prior periods have been restated on the same basis as the new allocation method.

This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Operating results for our U.S. Property & Casualty, International Operations, Broadspire, and Legal Settlement Administration segments reconciled to net income, were as follows:

(in thousands)				% Change From Prior Year
Years Ended December 31,	2007	2006	2005	2007	2006
Revenues before reimbursements:
U.S. Property & Casualty	$177,179	$209,985	$224,414	(15.6)%	(6.4)%
International	376,639	303,697	285,413	24.0%	6.4%
Broadspire	320,774	175,149	147,865	83.1%	18.5%
Legal Settlement Administration	100,551	130,691	114,291	(23.1)%	14.3%

Total, before reimbursements	975,143	819,522	771,983	19.0%	6.2%
Reimbursements	76,135	80,858	82,784	(5.8)%	(2.3)%

Total Revenues	$1,051,278	$900,380	$854,767	16.8%	5.3%

Direct Compensation & Fringe Benefits:
U.S. Property & Casualty	$117,347	$135,422	$139,374	(13.3)%	(2.8)%
% of related revenues before reimbursements	66.3%	64.5%	62.1%
International	260,041	212,522	199,421	22.4%	6.6%
% of related revenues before reimbursements	69.1%	70.0%	69.9%
Broadspire	197,893	118,342	94,511	67.2%	25.2%
% of related revenues before reimbursements	61.7%	67.5%	63.9%
Legal Settlement Administration	50,483	53,122	42,817	(5.0)%	24.1%
% of related revenues before reimbursements	50.2%	40.6%	37.4%

Total	$625,764	$519,408	$476,123	20.5%	9.1%
% of Revenues before reimbursements	64.2%	63.4%	61.7%

Expenses Other than Direct Compensation & Fringe Benefits:
U.S. Property & Casualty	$55,157	$61,549	$73,623	(10.4)%	(16.4)%
% of related revenues before reimbursements	31.1%	29.3%	32.8%
International	91,938	76,724	74,138	19.8%	3.5%
% of related revenues before reimbursements	24.4%	25.2%	25.9%
Broadspire	119,060	78,410	70,875	51.8%	10.6%
% of related revenues before reimbursements	37.1%	44.8%	47.9%
Legal Settlement Administration	37,547	54,587	51,208	(31.2)%	6.6%
% of related revenues before reimbursements	37.3%	41.8%	44.9%

Total, before reimbursements	303,702	271,270	269,844	12.0%	0.5%
% of Revenues before reimbursements	31.1%	32.5%	34.9%
Reimbursements	76,135	80,858	82,784	(5.8)%	(2.3)%

Total	$379,837	$352,128	$352,628	7.9%	(0.1)%
% of Revenues	36.1%	39.1%	41.3%
Operating Segment Earnings (Loss):
U.S. Property & Casualty	$4,675	$13,014	$11,417	(64.1)%	14.0%
% of related revenues before reimbursements	2.6%	6.2%	5.1%
International	24,660	14,451	11,854	70.6%	21.9%
% of related revenues before reimbursements	6.5%	4.8%	4.2%
Broadspire	3,821	(21,603)	(17,521)	117.7%	23.3%
% of related revenues before reimbursements	1.2%	(12.3)%	(11.8)%
Legal Settlement Administration	12,521	22,982	20,266	(45.5)%	13.4%
% of related revenues before reimbursements	12.5%	17.6%	17.7%
Add/(deduct):
Unallocated corporate credits and shared costs, net	(8,447)	3,351	(931)	(352.1)%	(459.9)%
Net corporate interest expense	(17,326)	(5,753)	(5,145)	201.1%	11.8%
Stock option expense	(1,191)	(1,220)	—	(2.4)%	100.0%
Amortization of customer-relationship intangibles	(6,025)	(1,124)	—	436.0%	100.0%
Other gains and expenses, net	8,824	(27)	—	nm	100.0%
Income taxes	(5,396)	(9,060)	(7,059)	(40.4)%	28.3%

Net income	$16,116	$15,011	$12,881	7.4%	16.5%

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

U.S. PROPERTY & CASUALTY

Years Ended December 31, 2007 and 2006

Operating earnings for our U.S. Property & Casualty segment decreased from $13.0 million in 2006 to $4.7 million in 2007, representing an operating margin of 2.6% in 2007 compared to 6.2% in 2006. The decline was primarily due to the decreases in revenues and incremental profits produced by our catastrophe adjusters and lower casualty claim frequency.

Revenues before Reimbursements

U.S. Property & Casualty segment revenues are primarily generated from the property and casualty insurance market. U.S. Property & Casualty revenues before reimbursements decreased 15.6% to $177.2 million in 2007 compared to $210.0 million in 2006. These declines were due to lower casualty and catastrophic claims activity, the sale of our subrogation services business in the first quarter of 2007, and the sale of our investigation services business in the third quarter of 2006. The gains on the sales of these two businesses are not included in operating earnings. Revenues generated by our catastrophe adjusters totaled $8.3 million in 2007 compared to $24.3 million in 2006 when we were responding to catastrophic claims in the northeastern and midwestern sections of the U.S. and completing carryover claims resulting from 2005 hurricanes Katrina, Rita and Wilma. There were no major hurricanes impacting the U.S. in 2007 or 2006, and thus 2007 revenues were not impacted by current year claims or carryover claims from 2006. U.S. Property & Casualty revenues in 2006 included $6.5 million produced by our investigation services business. Our investigation services business was sold in the 2006 third quarter. Revenues in 2006 also included $2.3 million produced by our subrogation services business. The assets and operations of the subrogation services business were sold in the 2007 first quarter. See the following analysis of U.S. Property & Casualty cases received.

In 2007, U.S. Property & Casualty segment revenues declined 4.1% from 2006 due to the sale of our subrogation services and investigation services businesses and 13.0% from changes in the mix of services provided and in the rates charged for those services. The segment unit volume, measured principally by cases received and excluding claims associated with the sold investigations service and subrogation businesses, increased 1.5% from 2006 to 2007. The decrease in revenue produced by our catastrophe adjusters and the increase in referrals of high-frequency, low-severity vehicle claims from our U.S. insurance company clients decreased our average revenue per claim in 2007. These factors resulted in a net 15.6% decrease in U.S. Property & Casualty revenues before reimbursements from 2006 to 2007.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Case Volume Analysis

Excluding dispositions, U.S. Property & Casualty unit volumes by major service line, as measured by cases received, for 2007 and 2006 were as follows:

(whole numbers)	2007	2006	Variance
Property	168,847	164,300	2.8%
Vehicle	110,436	101,836	8.4%
Casualty	95,478	103,988	(8.2)%
Catastrophe Services	12,012	23,208	(48.2)%
Workers’ Compensation	21,296	17,827	19.5%
Other	9,431	39	nm

Total U.S. Property & Casualty Cases Received	417,500	411,198	1.5%

nm= not meaningful

The 2007 increase in property claims was due to increases in high-frequency, low-severity claims. The 2007 increase in vehicle claims was primarily due to additional claims referred to us under a contract entered into during 2006. The 2007 decline in casualty claims was due primarily to a reduction in claims from our existing clients. The 2007 decline in catastrophe services claims was due to an overall lack of catastrophic events in 2007 in the U.S. compared to 2006 which included catastrophic claims in the northeastern and southeastern sections of the U.S. and carryover claims resulting from the 2005 hurricanes. Workers’ Compensation claims increased in 2007 due to increased referrals for outside investigations from our Broadspire segment.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our U.S. Property & Casualty operations were $10.8 million in 2007, decreasing slightly from $11.0 million in 2006.

Direct Compensation and Fringe Benefits

The most significant expense in our U.S. Property & Casualty segment is the compensation of employees, including related payroll taxes and fringe benefits. U.S. Property & Casualty direct compensation and fringe benefits expense, as a percent of the related revenues before reimbursements, increased to 66.3% in 2007 compared to 64.5% in 2006. This percentage increase primarily reflected lower staff utilization in this segment during 2007. There was an average of 1,623 full-time equivalent employees (including 62 catastrophe adjusters) in 2007 compared to an average of 1,983 (including 147 catastrophe adjusters) in 2006. The number of employees for the 2006 period included 84 employees in our investigation services business and 26 employees in our subrogation services business. The assets and operations of the investigation services business were sold on September 29, 2006 and the assets and operations of the subrogation services business were sold on February 28, 2007.

U.S. Property & Casualty salaries and wages decreased 13.5%, to $96.0 million in 2007 from $111.0 million in 2006. This decrease was the result of the reduced staffing levels in response to lower revenues and as a result of administrative efficiencies generated from our new claims management system introduced during 2007. Payroll taxes and fringe benefits for U.S. Property & Casualty totaled $21.3 million in 2007, decreasing 12.7% from 2006 costs of $24.4 million.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

U.S. Property & Casualty expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of U.S. Property & Casualty revenues before reimbursements to 31.1% in 2007 from 29.3% in 2006. This percentage increase was primarily due to a decrease in revenue in 2007, even though the actual dollar amounts of these expenses decreased in 2007. The decline in the actual dollar amount of these expenses in 2007 reflected the company’s efforts to reduce costs in light of reduced revenues and was also due to lower office operating expenses resulting from the reduced number of employees in 2007.

INTERNATIONAL OPERATIONS

Years Ended December 31, 2007 and 2006

International Operations’ operating earnings increased to $24.7 million in 2007, an increase of 70.6% from 2006 operating earnings of $14.5 million. This improvement reflected an increase in the operating margin from 4.8% in 2006 to 6.5% in 2007.

Revenues before Reimbursements

Substantially all International Operations segment revenues are earned from the property and casualty insurance company market. Revenues before reimbursements from our International Operations totaled $376.6 million in 2007, a 24.0% increase from the $303.7 million in 2006. Compared to 2006, the U.S. dollar was weaker against most major foreign currencies, resulting in a net exchange rate benefit in 2007. Excluding the benefit of exchange rate fluctuations, international revenues would have been $349.4 million in 2007 reflecting growth in revenues on a constant dollar basis of 15.0%. Excluding acquisitions, International Operations unit volume, measured principally by cases received, increased 28.3% in 2007 compared to 2006. This growth primarily reflected increased case referrals in each region of our International Operations segment in 2007. See the following analysis of International Operations cases received. Revenues before reimbursements decreased 15.7% from changes in the mix of services provided and in the rates charged for those services. An increase in high-frequency, low severity claims decreased our average revenue per claim in 2007. The acquisition of SLS in the U.K. during the 2006 fourth quarter increased revenues by 2.4% or $7.3 million in 2007 as compared to 2006.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Case Volume Analysis

Excluding the impact of acquisitions, International Operations unit volumes by region for 2007 and 2006 were as follows:

(whole numbers)	2007	2006	Variance
United Kingdom	192,535	161,285	19.4%
Americas	201,795	148,111	36.2%
CEMEA	149,569	112,673	32.7%
Asia/Pacific	88,567	71,071	24.6%

Total International Cases Received	632,466	493,140	28.3%

The increase in the U.K. during 2007 was due to an increase in claims from new client agreements entered into during 2006 and 2007 and claims generated by the U.K. flooding events in June and July 2007. The increase in the Americas was primarily due to increased business in Canada from new and existing clients, and an increase in high frequency, low-severity claims activity in Brazil and Peru. The increase in Continental Europe, Middle East, & Africa (“CEMEA”) was primarily due to weather-related claims in the Netherlands, and increased volume from existing clients in Belgium, Germany, Norway, and Sweden. The Asia/Pacific increase was primarily due to high frequency, low-severity claims activity in Singapore and an increase in weather-related activity primarily in Australia and Malaysia.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our International Operations segment increased to $38.7 million in 2007 from $29.6 million in 2006. This increase was due primarily to higher revenues and claims volume in the U.K. and Canada and also due to a weaker U.S. dollar during the current year.

Direct Compensation and Fringe Benefits

As a percent of segment revenues before reimbursements, direct compensation expense, including related payroll taxes and fringe benefits, decreased slightly to 69.1% in 2007 from 70.0% in 2006. This percentage decrease was due to increased utilization of staff as a result of the increase in the number of cases received. There was an average of 3,702 full-time equivalent employees in 2007, up from 3,439 in 2006.

Salaries and wages of International Operations segment personnel increased 24.9% to $221.0 million in 2007 compared to $177.0 million in 2006, increasing as a percent of revenues before reimbursements from 58.3% in 2006 to 58.7% in 2007. This increase was primarily related to the increase in employees necessary to service the increased revenues and a weaker U.S. dollar during 2007. Payroll taxes and fringe benefits increased 9.9% to $39.0 million in 2007 compared to $35.5 million in 2006, decreasing as a percent of revenues before reimbursements from 11.7% in 2006 to 10.4% in 2007.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of segment revenues before reimbursements from 25.2% in 2006 to 24.4% in 2007. This percentage decrease in 2007 was due primarily to increased revenues without corresponding increases in expenses.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

BROADSPIRE

Years Ended December 31, 2007 and 2006

Our Broadspire segment recorded operating earnings of $3.8 million or 1.2% of segment revenues before reimbursements in 2007, compared to an operating loss of $21.6 million or 12.3% of segment revenues before reimbursements in 2006. Operating results for our Broadspire segment only include BMSI results after the point which we acquired them on October 31, 2006. The improvements reflected in incremental operating earnings were generated by the acquired BMSI business and cost reduction initiatives started in November 2006 and continued into 2007. We have taken significant steps to reduce operating expenses in the combined Broadspire operations, primarily through staff reductions and consolidation of existing leased office facilities.

Revenues before Reimbursements

Broadspire segment revenues are primarily derived from workers’ compensation and liability claims management, medical management for workers’ compensation, vocational rehabilitation, and risk management information services provided to the self-insured market place.

Broadspire segment revenues before reimbursements increased 83.1% to $320.8 million in 2007 compared to $175.1 million in 2006. The acquisition of BMSI contributed $192.1 million and $33.1 million in revenues in 2007 and 2006, respectively. Our acquisition of BMSI increased Broadspire segment revenues by 90.7% in 2007. Excluding the impact of the BMSI acquisition on 2007 cases received, unit volumes for the Broadspire segment, measured principally by cases received, decreased 15.4% from 2006 to 2007. Revenues increased by 7.8% from changes in the mix of services provided by our former CIS business (now part of the combined Broadspire segment) and in the rates charged for those services, resulting in a total 83.1% increase in Broadspire segment revenues before reimbursements from 2006 to 2007.

Case Volume Analysis

Excluding the impact of the BMSI acquisition, Broadspire unit volumes by major service line, as measured by cases received, for 2007 and 2006 were as follows:

(whole numbers)	2007	2006	Variance
Workers’ Compensation	76,807	91,936	(16.5)%
Casualty	67,493	74,942	(9.9)%
Other	15,645	22,266	(29.7)%

Total Broadspire Cases Received	159,945	189,144	(15.4)%

The declines in workers’ compensation and casualty claims in 2007 were primarily due to reductions in claims from our existing clients, only partially offset by net new business gains, and reflected a continuing decline in reported workplace injuries in the U.S. The acquisition of BMSI resulted in 121,899 claims referred to us in 2007 which are not

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

included in the above table. The decline in other claims in 2007 was primarily due to a decline in utilization review cases which is typically congruent with workers’ compensation case trends.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for the Broadspire segment were $6.2 million in 2007, increasing from $3.6 million in 2006. This increase was primarily attributable to the acquisition of BMSI.

Direct Compensation and Fringe Benefits

The most significant expense in our Broadspire segment is the compensation of employees, including related payroll taxes and fringe benefits. Broadspire’s direct compensation and fringe benefits expense, as a percent of the related revenues before reimbursements, decreased to 61.7% in 2007 compared to 67.5% in 2006. This percentage decrease primarily reflected the synergies created by the integration we started in late 2006 when we acquired BMSI. These synergies reduced overall expenses by approximately $30.4 million in 2007, with no negative impact on revenues. Average full-time equivalent employees, including the acquired BMSI, totaled 2,674 in 2007, down from 2,956 in 2006.

Broadspire segment salaries and wages increased 66.2%, to $163.4 million in 2007 from $98.3 million in 2006. This increase was primarily the result of additional compensation expense of $76.1 million in 2007 associated with the acquired BMSI business. Payroll taxes and fringe benefits for the Broadspire segment totaled $34.5 million in 2007, increasing 72.5% from 2006 costs of $20.0 million, due primarily to the full-year impact of the BMSI acquisition which added $17.5 million in payroll taxes and fringe benefits during 2007.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Broadspire segment expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of segment revenues before reimbursements to 37.1% in 2007 from 44.8% in 2006. This percentage decrease was primarily due to the cost reduction initiatives started with the acquisition of BMSI on October 31, 2006. As part of the cost reduction initiatives implemented in this segment, we have closed and consolidated approximately 26 leased offices throughout the U.S. These office closures and consolidations will continue through 2009.

LEGAL SETTLEMENT ADMINISTRATION

Years Ended December 31, 2007 and 2006

Our Legal Settlement Administration segment reported 2007 operating earnings of $12.5 million, decreasing from $23.0 million in 2006 with the related operating margin declining from 17.6% in 2006 to 12.5% in 2007.

Revenues before Reimbursements

Legal Settlement Administration revenues are primarily derived from the securities, product liability, and other legal settlements, warranties and inspections, and bankruptcy

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

administration. Legal Settlement Administration revenues before reimbursements declined 23.1% to $100.6 million in 2007 compared to $130.7 million in 2006. Legal Settlement Administration revenues are project-based and can fluctuate significantly. During 2007, we were awarded 192 new settlement administration assignments compared to 200 in 2006. At December 31, 2007 we had a backlog of projects awarded totaling approximately $45.0 million, compared to $34.1 million at December 31, 2006. Of the $45.0 million backlog at December 31, 2007, an estimated $33.8 million is expected to be included in revenues within the next twelve months.

Transaction Volume

Legal Settlement Administration services are generally project-based and not denominated by individual claims. Depending upon the nature of projects and their respective stages of completion, the volume of transactions or tasks performed in this segment can vary, sometimes significantly.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for Legal Settlement Administration were $20.5 million in 2007, decreasing from $36.7 million in 2006. This decrease was primarily attributable to lower Legal Settlement Administration revenues in 2007 and higher out-of-pocket costs in 2006 related to certain securities class action settlements that we were administering. The nature and volume of work performed in our Legal Settlement Administration segment typically requires more reimbursable out-of-pocket expenditures than our other operating segments.

Direct Compensation and Fringe Benefits

Legal Settlement Administration’s direct compensation expense, including related payroll taxes and fringe benefits, as a percent of segment revenues before reimbursements increased to 50.2% in 2007 compared to 40.6% in 2006. The 2007 percentage increase was primarily due to an increase in operating capacity during 2007 due to lower class action settlement activity. Also, in 2007 we utilized internal staff resources to perform more of the tasks related to our service delivery and did not use outsourced service providers to the extent that we have in the past. There was an average of 571 full-time equivalent employees in 2007, compared to an average of 565 in 2006.

Legal Settlement Administration salaries and wages, including incentive compensation, decreased 6.8%, to $43.6 million in 2007 from $46.8 million in 2006. This decrease was primarily the result of lower incentive compensation cost. Payroll taxes and fringe benefits for Legal Settlement Administration totaled $6.9 million in 2007, increasing 7.8% from 2006 costs of $6.4 million. The increase in 2007 was due primarily to higher costs for employee benefits.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

One of our most significant expenses in Legal Settlement Administration is outsourced services due to the variable, project-based nature of our work. Legal Settlement Administration expenses other than reimbursements, direct compensation and related

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

payroll taxes and fringe benefits decreased as a percent of related segment revenues before reimbursements to 37.3% in 2007 from 41.8% in 2006. This decrease was due to the lower class action activity during 2007 and our decision to utilize more internal staff resources for certain tasks as opposed to outsourced service providers.

U.S. PROPERTY & CASUALTY

Years Ended December 31, 2006 and 2005

Operating earnings for our U.S. Property & Casualty segment increased from $11.4 million in 2005 to $13.0 million in 2006, representing an operating margin of 6.2% in 2006 compared to 5.1% in 2005. This improvement was primarily due to an improvement in operating efficiency in this segment’s field operations during 2006.

Revenues before Reimbursements

U.S. Property & Casualty revenues before reimbursements decreased 6.4% to $210.0 million in 2006 compared to $224.4 million in 2005. Revenues generated by our catastrophe adjusters totaled $24.3 million in 2006 compared to $36.4 million in 2005 when we were responding to the influx of claims from hurricanes Katrina, Rita and Wilma. The decrease in revenues from insurance company clients was also due to a continued softening in referrals for high-frequency, low-severity vehicle claims during 2006. See the following analysis of U.S. Property & Casualty cases received.

U.S. Property & Casualty unit volumes, measured principally by cases received, decreased 13.2% from 2005 to 2006. This decrease was partially offset by a 6.8% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 6.4% decrease in U.S. Property & Casualty revenues before reimbursements from 2005 to 2006. The decrease in referrals of high-frequency, low-severity claims from our U.S. insurance company clients increased our average revenue per claim in 2006.

Case Volume Analysis

U.S. Property & Casualty unit volumes by major service line, as measured by cases received, for 2006 and 2005 were as follows:

(whole numbers)	2006	2005	Variance
Property	162,157	161,087	0.7%
Vehicle	101,836	126,486	(19.5)%
Casualty	105,154	108,138	(2.8)%
Catastrophe Services	25,385	54,674	(53.6)%
Workers’ Compensation	25,423	33,394	(23.9)%
Other	39	54	(27.8)%

Total U.S. Property & Casualty Cases Received	419,994	483,833	(13.2)%

The decline in vehicle claims during 2006 was due to a decline in referrals of high-frequency, low-severity claims from our insurance company clients. The declines in

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

casualty and workers’ compensation claims in 2006 were due to a reduction in claims from our existing clients and reflected a continuing decline in reported workplace injuries. During 2006, catastrophe services claims decreased significantly due to the lack of hurricanes impacting the U.S. in 2006. In 2005, we received nearly 26,000 catastrophe-related claims as a result of damages caused by hurricanes Katrina, Rita and Wilma.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our U.S. Property & Casualty segment were $11.0 million in 2006, increasing slightly from $10.5 million in 2005. This increase was due to higher third-party costs incurred during 2006 as we completed certain large commercial claims resulting from hurricanes Katrina, Rita and Wilma.

Direct Compensation and Fringe Benefits

U.S. Property & Casualty direct compensation and fringe benefits expense as a percent of the related revenues before reimbursements increased to 64.5% in 2006 compared to 62.1% in 2005. This percentage increase primarily reflected an increase in capacity in our U.S. Property & Casualty segment during the 2006 fourth quarter due to a sharp decline in claims volume during that quarter. There was an average of 1,983 full-time equivalent employees (including 147 catastrophe adjusters) in 2006, compared to an average of 2,024 (including 226 catastrophe adjusters) in 2005.

U.S. Property & Casualty salaries and wages decreased 3.6%, to $111.0 million in 2006 from $115.1 million in 2005. This decrease was the result of a $7.1 million decline in compensation expense for our catastrophe adjusters due to the decline in catastrophe-related revenues. Payroll taxes and fringe benefits for U.S. Property & Casualty totaled $24.4 million in 2006, substantially unchanged from 2005 costs of $24.3 million.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

U.S. Property & Casualty expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of U.S. Property & Casualty revenues before reimbursements to 29.3% in 2006 from 32.8% in 2005. This decline was primarily due to lower bad debt expense in 2006 and reduced outsourced services expenses, primarily third-party claims adjusters utilized in handling catastrophe claims.

INTERNATIONAL OPERATIONS

Years Ended December 31, 2006 and 2005

Operating earnings in our International Operations segment improved to $14.5 million in 2006, up 21.9% from 2005 operating earnings of $11.9 million. This improvement reflected an increase in the operating margin from 4.2% in 2005 to 4.8% in 2006.

Revenues before Reimbursements

Revenues before reimbursements from our International Operations totaled $303.7

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

million in 2006, a 6.4% increase from the $285.4 million reported in 2005. Excluding acquisitions, International Operations unit volume, measured principally by cases received, increased 9.9% in 2006 compared to 2005. Our third quarter 2006 acquisition of SLS in the U.K. increased international revenues by $1.5 million, or 0.5%, in 2006. Revenues before reimbursements decreased 4.9% due to changes in the mix of services provided and in the rates charged for those services. Growth in high-frequency, low-severity claims referrals in the U.K. and CEMEA from new contracts entered into during 2006 and 2005 reduced the average revenue per claim during 2006. However, this decline in average revenue per claim was offset by higher unit volumes, resulting in an overall revenue increase in 2006. See the following analysis of International Operations cases received. Revenues before reimbursements reflected a 0.9% increase during 2006 due to the positive effect of a weak U.S. dollar, primarily due to the British pound and the euro.

Case Volume Analysis

Excluding the impact of acquisitions, International Operations unit volumes by region for 2006 and 2005 were as follows:

(whole numbers)	2006	2005	Variance
United Kingdom	161,285	142,313	13.3%
Americas	148,111	125,192	18.3%
CEMEA	112,673	119,469	(5.7)%
Asia/Pacific	64,003	55,139	16.1%

Total International Cases Received	486,072	442,113	9.9%

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

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our International Operations segment decreased slightly to $29.6 million in 2006 from $29.9 million in 2005. This decrease was primarily due to higher out-of-pocket expenses in the 2005 first quarter as we were completing hurricane-related claims in the Caribbean region. This decrease was partially offset by the positive effect of a weaker U.S. dollar, due primarily to the British pound and the euro.

Direct Compensation and Fringe Benefits

As a percent of revenues before reimbursements, direct compensation expense, including related payroll taxes and fringe benefits, increased slightly to 70.0% in 2006 from 69.9%

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

in 2005. This increase was due to higher incentive compensation expense related to the increase in International Operations operating earnings, primarily in the U.K. There was an average of 3,439 full-time equivalent employees in 2006, up from 3,238 in 2005.

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

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of revenues before reimbursements from 25.9% in 2005 to 25.2% in 2006. This decrease was primarily due to lower professional indemnity self-insurance costs.

BROADSPIRE

Years Ended December 31, 2006 and 2005

Our combined Broadspire segment recorded an operating loss of $21.6 million in 2006, all of which was attributable to our former CIS business, compared to an operating loss of $17.5 million in 2005.

Revenues before Reimbursements

Broadspire segment revenues before reimbursements increased 18.5% to $175.1 million in 2006 compared to $147.9 million in 2005. The BMSI acquisition contributed $33.1 million in revenues in 2006 and increased revenues by 22.4%. The decrease in non-acquisition related revenues was due primarily to a reduction in claim referrals from our existing clients, only partially offset by net new business gains. Excluding the impact of the acquisition on 2006 cases received, Broadspire segment unit volumes, measured principally by cases received, decreased 10.1% from 2005 to 2006. See the following analysis of Broadspire segment cases received. Revenues increased by 6.2% from changes in the mix of services provided by our former CIS business and in the rates charged for those services.

Case Volume Analysis

Excluding the impact of the acquisition, Broadspire unit volumes by major service line, as measured by cases received, for 2006 and 2005 were as follows:

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

(whole numbers)	2006	2005	Variance
Workers’ Compensation	91,936	106,276	(13.5)%
Casualty	74,942	81,687	(8.3)%
Other	22,266	22,365	(0.4)%

Total Broadspire Cases Received	189,144	210,328	(10.1)%

The declines in casualty and workers’ compensation claims in 2006 were primarily due to a reduction in claims from our existing clients, only partially offset by net new business gains, and reflected a continuing decline in reported workplace injuries. The BMSI acquisition resulted in 18,789 claims being referred to us in the 2006 fourth quarter which are not included in the above table.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for the Broadspire segment were $3.6 million in 2006, increasing slightly from $3.4 million in 2005.

Direct Compensation and Fringe Benefits

Our most significant expense in this segment is the compensation of employees, including related payroll taxes and fringe benefits. Broadspire’s direct compensation and fringe benefits expense as a percent of the related revenues before reimbursements increased to 67.5% in 2006 compared to 63.9% in 2005. This increase primarily reflected an increase in capacity in our Broadspire segment due to the decline in claims volume. Average full-time equivalent employees totaled 2,956 in 2006, up from 1,441 in 2005. The BMSI acquisition added 1,666 full time equivalent employees in 2006.

Broadspire segment salaries and wages increased 27.2%, to $98.3 million in 2006 from $77.3 million in 2005. This increase was primarily the result of additional compensation expense of $17.4 million in 2006 associated with the acquired Broadspire business. Payroll taxes and fringe benefits for the Broadspire segment totaled $20.0 million in 2006, increasing 16.3% from 2005 costs of $17.2 million, due primarily to the BMSI acquisition which added $1.9 million in payroll taxes and fringe benefits during November and December 2006.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Broadspire segment expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of revenues before reimbursements to 44.8% in 2006 from 47.9% in 2005. This percentage decrease was primarily due to better operating cost efficiency in the acquired Broadspire entity compared to the former CIS operation.

LEGAL SETTLEMENT ADMINISTRATION

Years Ended December 31, 2006 and 2005

Our Legal Settlement Administration segment reported 2006 operating earnings of $23.0 million, increasing from $20.3 million in 2005 with the related operating margin declining from 17.7% in 2005 to 17.6% in 2006.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Revenues before Reimbursements

Legal Settlement Administration revenues before reimbursements increased 14.3% to $130.7 million in 2006 compared to $114.3 million in 2005 due to the substantial completion of several major securities class action projects in 2006 which commenced in 2005. During 2006, we were awarded 200 new settlement administration assignments compared to 170 during the year ended December 31, 2005. At December 31, 2006 we had a backlog of projects awarded totaling approximately $34.1 million, compared to $40.0 million at December 31, 2005.

Reimbursed Expenses Included in Total Revenues

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

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Legal Settlement Administration expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of related revenues before reimbursements to 41.8% in 2006 from 44.9% in 2005. This percentage decrease was due to more projects in 2006 being at a stage of completion which required more internal staff time as opposed to outside resources. Typically in the early to middle stages of class action settlement projects, more external resources are required than in the completion stage when more internal resources are utilized.

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

At December 31, 2007, our working capital balance (current assets less current liabilities) was approximately $91.2 million, a decrease of $8.7 million from the working capital balance at December 31, 2006. Cash and cash equivalents at the end of 2007 totaled $50.9 million, decreasing $10.8 million from $61.7 million at the end of 2006.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $29.4 million in 2007, from $52.7 million in 2006 to $23.3 million in 2007. This decrease in cash from operations in 2007 was primarily due to costs to service the growth in unbilled revenues, costs to service the net decrease in deferred revenues, and an increase in interest paid on our debt. The growth in unbilled revenues was primarily in the U.K. and was related to the increase in claims from the June and July 2007 flood events. The decrease in deferred revenues was primarily due to the ongoing completion of open claims assumed from the BMSI acquisition, net of additional deferred revenues generated by new claims referred to us subsequent to the date of the BMSI acquisition. Interest payments on our debt were $21.7 million in 2007 compared to $6.3 million in 2006. Income tax payments in 2007 were $2.3 million compared to payments of $10.9 million in 2006. During 2007, we made cash contributions of $7.3 million to our U.S. defined contribution retirement plan, $549,000 to our U.S. defined benefit pension plan, and $6.4 million to our U.K. defined benefit pension plans. This compares to 2006 contributions of $6.8 million to our U.S. defined contribution plan and $4.1 million to our U.K. defined benefit pension plans. We were not required to make any contributions in 2006 to our U.S. defined benefit pension plan. In 2008, we plan to make contributions of $8.6 million to our U.S. defined contribution plan, $16.8 million to our U.S. defined benefit pension plan, and $6.8 million to our U.K. defined benefit pension plans.

Cash provided by operations increased by $12.0 million in 2006, from $40.8 million in 2005 to $52.7 million in 2006. Cash was generated in 2006 by the collections of accounts receivable related to the hurricanes that struck the southeastern U.S. late in 2005 and by improved collections in our Legal Settlement Administration segment. Income tax payments in 2006 were $10.9 million compared to payments of $10.6 million in 2005. During 2006, we made cash contributions of $6.8 million to our U.S. defined contribution retirement plan compared to $6.7 million in 2005. Cash of $4.1 million was used to fund our U.K. defined benefit pension plans in 2006 compared to $3.0 million in 2005. We were not required to make any contributions to our frozen U.S. defined benefit pension plan during 2006 or 2005.

Cash Used in Investing Activities

Cash used in investing activities decreased by $155.5 million in 2007, from $174.6 million in 2006 to $19.1 million in 2007. During 2006, cash payments related to the BMSI and e-Triage acquisitions in the U.S. and SLS in the U.K. used $162.5 million in cash. Cash used to acquire property and equipment, including capitalized software, increased $5.4 million from $22.7 million in 2006 to $28.1 million in 2007. We estimate our property and equipment additions in 2008, including capitalized software, will approximate $33.3 million. During 2007, we sold a short-term investment for $5.0 million and also received $5.0 million from the sale of our U.S. subrogation services business. The 2006 period included the receipt of an $8.0 million deposit from the sale of our former corporate headquarters and $3.0 million from the sale of our investigations services business.

Cash used in investing activities was $12.6 million in 2005. There were no material acquisitions made during 2005. Cash used to acquire property and equipment, including capitalized software, was $20.3 million in 2005. In 2005, we received $7.6 million in full payment of a note receivable related to the 2004 sale of an undeveloped parcel of land.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Cash (Used in) Provided by Financing Activities

Cash used in financing activities was $17.2 million in 2007. In 2007, we repaid a net of $17.0 million of short-term and long-term borrowings. Cash provided by financing activities was $135.8 million in 2006, due primarily to the debt restructuring activities related to the financing of the BMSI acquisition of $152.6 million and partially offset by the payment of $8.9 million in cash dividends to shareholders in 2006. In 2007, no dividends were paid. Cash used by financing activities was $19.5 million in 2005, and included $11.7 million of dividends paid to shareholders.

On October 31, 2006, in connection with the BMSI acquisition, we terminated our former credit agreements and replaced them with a new secured credit agreement that contains a $210.0 million term loan and a $100.0 million revolving credit facility. For the year ended December 31, 2006, total short-term and long-term borrowings, net of repayments, increased by $147.4 million. Cash dividends to shareholders in 2006 approximated $8.9 million, declining from $11.7 million in 2005. As a percentage of net income, cash dividends totaled 59.1% in 2006, compared to 91.2% in 2005.

During 2007, 2006, and 2005, we did not repurchase any shares of our Class A or Class B Common Stock. As of December 31, 2007, 705,863 shares remain to be repurchased under the discretionary 1999 share repurchase program authorized by the Board of Directors. We believe it is unlikely that we will repurchase shares under this program in the foreseeable future due to the underfunded status of our U.S. and U.K. defined benefit pension plans and due to the covenants and restrictions associated with our new credit agreement dated October 31, 2006.

Other Matters Concerning Liquidity and Capital Resources

We maintain a committed $100.0 million revolving credit line with a syndication of lenders in order to meet seasonal working capital requirements and other financing needs that may arise. This revolving credit line expires on October 30, 2011. As a component of this credit line, we maintain a letter of credit facility to satisfy certain of our own contractual obligations. Including $19.8 million and $21.1 million committed under the letter of credit facility, the balance of our unused line of credit totaled $52.7 million and $52.3 million at December 31, 2007 and 2006, respectively. Our short-term debt obligations typically peak during the first quarter and generally decline during the balance of the year. Short-term borrowings outstanding, including bank overdraft facilities, as of December 31, 2007 totaled $29.4 million, increasing from $27.8 million at the end of 2006. Long-term borrowings outstanding, including current installments, totaled $185.9 million as of December 31, 2007, compared to $201.7 million at December 31, 2006. We have historically used the proceeds from our long-term borrowings to finance business acquisitions.

As of December 31, 2007, we were in compliance with the financial covenants contained in the Credit Agreement, as amended. Based on our projections for 2008, we expect to remain in compliance with the financial covenants contained in the Credit Agreement throughout 2008.

We believe our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations for the next 12 months.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Contractual Obligations

As of December 31, 2007, the impact that our contractual obligations (excluding payments for short-term borrowings) are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due by Period
(in thousands)	One year or less	2 to 3 years	4 to 5 years	After 5 years	Total
Operating lease obligations (Note 5)	$50,222	$74,102	$44,443	$79,657	$248,424
Long-term debt, including current portions (Note 4)	2,152	4,410	4,305	174,375	185,242
Capital lease obligations (Note 4)	323	209	138	12	682
Term loan interest payment	13,954	27,430	26,793	10,975	79,152
Estimated earnout payments for business acquisitions (Note 12)	780	6,703	—	—	7,483
Revolving credit facility interest payment	2,127	4,254	1,773	—	8,154

Total	$69,558	$117,108	$77,452	$265,019	$529,137

Approximately $11.5 million of operating lease obligations included in the table above are expected to be funded by sublessors under existing sublease agreements.

As indicated above, we have substantial future payments of variable-rate interest for borrowings outstanding under our Credit Agreement. Based on interest rates and borrowings at December 31, 2007, the preceding table shows estimated future interest payments over the remaining term of the term loan and revolving credit facility, after considering the impact of required minimum quarterly principal payments on the term loan facility. The actual amounts of interest that we will ultimately pay will likely differ from the amounts presented above due to changes in interest rates, and possibly due to accelerated principal payments that we may make. The interest payments do not include the effect of our interest rate swap agreement.

At December 31, 2007, we have approximately $3.6 million of unrecognized income tax benefits. We cannot reasonably estimate when all of these unrecognized income tax benefits may be settled. However, it is reasonably possible that a reduction in the range of $50,000 to $250,000 of unrecognized income tax benefits may occur within the next twelve months as a result of projected resolutions of income tax uncertainties.

Defined Benefit Pensions Funding and Cost

Future cash funding of our defined benefit pension plans will depend largely on future investment performance, interest rates, changes to mortality tables, and regulatory requirements. Effective December 31, 2002, we froze our U.S. defined benefit pension plan. The aggregate deficit in the funded status of our defined benefit pension plans totaled $80.8 million and $93.7 million at the end of 2007 and 2006, respectively. The overall deficit decrease in 2007 was primarily due to an increase in the long-term interest rate used to discount our U.S. defined benefit pension liability and investment returns in excess of our assumed rates of return. For 2008, we expect to make contributions of approximately $16.8 million and $6.8 million to our U.S. and U.K. defined benefit pension plans, respectively.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

During 2007, we made contributions of $549,000 and $6.4 million to our U.S. and U.K. defined benefit pension plans, respectively. Net periodic benefit costs for our defined benefit pension plans totaled $7.9 million, $9.0 million and $7.8 million in 2007, 2006 and 2005, respectively. Net periodic pension costs for 2008 are expected to be a net credit of approximately $2.3 million for our U.S. and U.K. defined benefit pension plans. Cash contributions to our U.S. defined contribution plan of approximately $8.6 million will be made in the 2008 first quarter.

On August 17, 2006, the Pension Protection Act of 2006 (the “Act”) was signed into U.S. law. The Act, among others things, introduces new funding requirements for U.S. defined benefit pension plans and impacts financial reporting for these plans. The requirements of the Act are effective for plan years beginning after December 31, 2007. Under the Act, all U.S. single-employer defined benefit pension plans are subject to one set of funding rules for determining minimum required contributions, referred to in the Act as the “Funding Target Liability.” The Act changes the interest rates that must be used to value plan liabilities, limits the ability to adjust for fluctuations in asset values, and allows limited use of credit balances to reduce otherwise required minimum contributions. For most defined benefit pension plans, the Funding Target Liability and the accumulated benefits obligation (“ABO”) will be materially equivalent. Our frozen U.S. defined benefit pension plan was underfunded by $45.3 million and $79.2 million at December 31, 2007 and 2006, respectively, based on an ABO of $375.0 million and $384.0 million, respectively. Based on current assumptions used of 6.46% for the interest rate to discount plan liabilities and 8.50% for the expected rate of return on the plan’s assets, we estimate that we will have to make the following annual minimum contributions to our frozen U.S. defined benefit pension plan in order to meet the Funding Target Liability under the Act:

Year Funded	Estimated Minimum Funding Requirement (in thousands)
2008	$16,800
2009	9,971
2010	7,498
2011	6,101
2012	2,001

Total	$42,371

Future Dividend Payments

The declaration of dividends is subject to the discretion of our Board of Directors in light of all relevant factors including the funding requirements for our defined benefit pension plans, repayments of outstanding borrowings, future levels of cash generated by our operating activities, general business conditions, and restrictions related to the covenants contained in our Credit Agreement dated October 31, 2006, as amended. The covenants in our Credit Agreement limit dividend payments to shareholders to $12.5 million in any 12-month period and permit dividends only if certain leverage and fixed charge coverage ratios are met.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Contingent Payments

We normally structure business acquisitions to include earnout payments, which are contingent upon the acquired entity reaching certain revenue and earnings targets. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on levels of revenues and earnings through 2007, estimated additional payments under existing earnout agreements approximate $7.5 million through 2010, as follows: 2008 - $780,000; 2009 - $5.8 million; and 2010 - $910,000.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that could materially impact our operations, financial condition, or cash flows.

We maintain funds in trusts to administer claims for certain clients. These funds are not available for our general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled $454.0 million at December 31, 2007. Our policy is to only invest in high-grade bonds issued by corporations, government agencies, and municipalities. We have concluded that we do not have a material off-balance sheet financial risk related to these funds at December 31, 2007.

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

Revenue Recognition

Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs incurred in administering a claim are typically passed on to our clients and included in our revenues. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on an evaluation of historical claim closing rates by major lines of coverage. Additionally, recent claim closing rates are evaluated to ensure that current claim closing history does not indicate a significant deterioration or improvement in the longer-term historical closing rates used.

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

The acquisition of BMSI increased our deferred revenues by $115.8 million as of December 31, 2006. Of this amount, $110.8 million was associated with the handling of lifetime claims. The historical closing patterns and average case lives associated with the BMSI deferred revenues are similar to our existing business.

As of December 31, 2007, deferred revenues related to lifetime claim handling arrangements approximated $101.2 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims. The change in our first-year case closing rates over the last ten years has ranged from a decrease of 2.6% to an increase of 1.8% and has averaged 1.1%. A 1% change is a reasonable likely change in our estimate based on historical data. Absent an increase in per-claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $2.1 million for the year ended December 31, 2007. If our average claim closing rates for lifetime claims increased by 1%, we would have recognized additional revenues of approximately $1.8 million for the year ended December 31, 2007.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments and adjustments clients may make to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are accounted for as reductions to revenues. These allowances are established by using historical write-off information to project future experience and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current industry conditions. Each quarter, we evaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been accurate.

As of December 31, 2007, our allowance for doubtful accounts totaled $16.6 million or approximately 8.5% of gross billed receivables. If the financial condition of our clients deteriorated, resulting in an inability to make required payments to us, additional allowances may be required. If the allowance for doubtful accounts changed by 1% of gross billed receivables, reflecting either an increase or decrease in expected future write-offs, the impact to 2007 pretax income would have been approximately $2.0 million.

Valuation of Goodwill and Other Long-Lived Assets

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily intangible assets related to customer relationships, technology and trade names, property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test in accordance with SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), for goodwill and indefinite-lived intangible assets, SFAS 109, “Accounting for Income Taxes” (“SFAS 109”), for deferred income tax assets, and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), for other long-lived assets. We believe goodwill and other long-lived assets were appropriately valued and not impaired at December 31, 2007.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

We perform an annual impairment analysis of goodwill in accordance with SFAS 142 where we compare the carrying value of our reporting units to the estimated market value of those reporting units as determined by discounting future projected cash flows. Based upon our analysis completed in the 2007 fourth quarter, we did not have an impairment of goodwill in 2007. The estimated market values of our reporting units are based upon certain assumptions made by us. The estimated market values for two of our reporting units are particularly sensitive to changes in the weighted-average cost of capital (“WACC”) assumption used to calculate the market value of our reporting units. For example, holding all other assumptions constant, a 100 basis point increase in the WACC of our Broadspire reporting unit or a 200 basis point increase in the WACC of our International Operations reporting unit would trigger step 2 of the SFAS 142 impairment test and could result in a potential impairment for either of those reporting units.

Defined Benefit Pension Plans

We sponsor various defined benefit pension plans in the U.S. and U.K. that cover a substantial number of employees in each location. We use a September 30 measurement date to determine net periodic pension costs under SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), for our U.S. defined benefit pension plan and an October 31 measurement date for our U.K. defined benefit pension plans. Our U.S. defined benefit pension plan was frozen on December 31, 2002. Our U.K. defined benefit pension plans have also been frozen for new employees, but existing participants may still accrue limited additional benefits based on salary levels existing at the freeze date. Benefits payable under our U.S. defined benefit pension plan are generally based on career compensation; however, no additional benefits accrue on our frozen U.S. plan after December 31, 2002. Benefits payable under the U.K. plans are generally based on an employee’s final frozen salary. Our funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of amounts deductible under applicable income tax regulations. Plan assets are invested in equity securities and fixed income investments, with a target allocation of approximately 40% to 80% in equity securities and 20% to 60% in fixed income investments.

The major assumptions used in accounting for our U.S. defined benefit pension plan in 2007 were a discount rate of 5.99% used to compute net periodic benefit costs, a discount rate of 6.46% used to compute benefit obligations, and an expected return on plan assets of 8.50%. The major assumptions used in accounting for our U.K. defined benefit pension plans in 2007 were a discount rate of 5.99% used to compute net periodic benefit costs, a discount rate of 5.60% used to compute benefit obligations, and expected returns on plan assets ranging from 4.50% to 10.85%. The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled. Our discount rates were determined based on the yield for a portfolio of investment grade corporate bonds with maturity dates matched to the estimated future payment of the plans’ benefit obligations. The expected long-term rates of return on plan assets were based on the plans’ asset mix, actual historical returns on equity securities and fixed income investments held by the plans, and an assessment of expected future returns. We review these assumptions at least annually.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The estimated liabilities for our defined benefit pension plans are sensitive to changes in the underlying assumptions for the expected rates of return on plan assets and the discount rates used to determine the present value of projected benefits payable under the plans. If our assumptions for the expected returns on plan assets of our U.S. and U.K. defined benefit pension plans changed by 0.50%, representing either an increase or decrease in expected returns, the impact to 2007 pretax income would have been approximately $2.4 million. If our assumptions for the discount rates used to determine the present value of projected benefits payable under the plans changed by 0.25%, representing either an increase or decrease in interest rates used to value pension plan liabilities, the impact to 2007 pretax income would have been approximately $2.1 million.

Effective December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. Included in accumulated other comprehensive loss at December 31, 2007 are the following amounts related to our defined benefit pension plans that have not yet been recognized in net periodic benefit costs: unrecognized intangible asset amortization of $772,000 ($482,000 net of tax) and net unrecognized actuarial losses of $102.5 million ($64.0 million net of tax). We had no unrecognized prior service costs at the adoption of SFAS 158 on December 31, 2006. The unrecognized intangible asset amortization and net actuarial losses included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit cost during the year ended December 31, 2008 are $291,000 ($182,000 net of tax) and $3.7 million ($2.3 million net of tax), respectively.

For additional information on the impact that the adoption of SFAS 158 had on our Consolidated Balance Sheet, see Note 7 to our consolidated financial statements included in this Annual Report.

In 2008, we will also adopt the requirements of SFAS 158 to measure plans’ assets and benefit obligations as of the date of our year-end Consolidated Balance Sheet. See Note 1 to our accompanying consolidated financial statements for more information.

Determination of Effective Tax Rate Used for Financial Reporting

We account for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to revenue recognition, accrued compensation and pensions, self-insurance, and depreciation and amortization.

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

Other factors which influence the effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which we operate, our ability to utilize net operating loss carryforwards, and changes in unrecognized tax benefits.

On January 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in our consolidated financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on our tax returns. Under FIN 48, the impact of any uncertain income tax positions on our income tax returns must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position can not be recognized if it has less than a 50% likelihood of being sustained.

Our effective tax rate for financial reporting purposes was 25.1% of pretax income for 2007. If our effective tax rate used for financial reporting purposes changed by 1%, we would have recognized an increase or decrease to income tax expense of approximately $215,000 for the year ended December 31, 2007. Our effective tax rate for financial reporting purposes is expected to range between 32.0% and 35.0% in 2008. This estimated tax rate range does not reflect the impact of any discrete items that may affect our tax rate in 2008.

Self-Insured Risks

We self insure certain insurable risks consisting primarily of professional liability, auto liability, employee medical, disability, and workers’ compensation. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Most of these risks are in the U.S. Provisions for claims incurred under self-insured programs are made based on our estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to us, and the adverse developments on reported losses. These estimated liabilities are calculated based on historical claim payment experience, the expected life of the claims, and other factors considered relevant to the claims. The liabilities for claims incurred under our self-insured workers’ compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. Each quarter we evaluate the adequacy of the assumptions used in developing these estimated liabilities and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been accurate.

As of December 31, 2007, our estimated liability for self-insured risks totaled $36.7 million. The estimated liability is most sensitive to changes in the ultimate liability for a claim and, if applicable, the interest rate used to discount the liability. We believe our provisions for self-insured losses are adequate to cover the ultimate net cost of losses

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

incurred. However, these provisions are estimates and amounts ultimately settled may be significantly greater or less than the provisions established. If the average discount rate we used to determine the present value of our self-insured workers’ compensation liabilities had changed by 1%, reflecting either an increase or decrease in underlying interest rates, our estimated liabilities for these self-insured risks would have been impacted by approximately $395,000, resulting in an increase or decrease to 2007 net income of approximately $247,000.

New Accounting Standards

See Note 1, Major Accounting and Reporting Policies, of our accompanying consolidated financial statements for a description of recent accounting pronouncements including the expected dates of adoption and expected effects on our results of operations and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign exchange rates. Our objective is to identify and understand these risks and then implement strategies to manage them. When evaluating these strategies, we evaluate the fundamentals of each market and the underlying accounting and business implications. To implement these strategies, we may enter into various hedging transactions. The sensitivity analyses we present below do not consider the effect of possible adverse changes in the general economy, nor do they consider additional actions we may take to mitigate our exposure to such changes. There can be no assurance that we will manage or continue to manage any risks in the future or that our efforts will be successful.

Derivative Instruments

We use interest rate swap agreements to manage the interest rate characteristics on a portion of our outstanding debt. We evaluate market conditions and our leverage ratio in order to determine our tolerance for potential increases in interest expense that could result from floating interest rates. In May 2007, we entered into a three-year interest rate swap agreement which effectively converted the LIBOR-based portion of the interest rate on an initial notional amount of $175.0 million of our floating-rate debt to a fixed rate of 5.25%. In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and related guidance, we designated the interest rate swap as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates on an equivalent amount of debt. The notional amount is reduced over the three-year term of the swap to match the expected repayment of our outstanding debt and was $150.0 million at December 31, 2007. The notional amount is reduced to $125.0 million at October 1, 2008 and to $80.0 million at July 1, 2009. We are exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. We manage exposure to counterparty credit risk through minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. For additional information regarding our interest rate swap, see note 1, Major Accounting and Reporting Policies, of the notes to consolidated financial statements.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Foreign Currency Exchange

Our international operations expose us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Our revenues before reimbursements from international operations were 38.6%, 37.1%, and 37.0% of total revenues before reimbursements for 2007, 2006, and 2005, respectively. Except for borrowings in foreign currencies, we do not presently engage in any hedging activities to compensate for the effect of currency exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.

We measure foreign currency exchange risk related to our international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential change in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2007 were used to perform the sensitivity analysis. Such analysis indicated that a hypothetical 10% change in foreign currency exchange rates would have increased or decreased consolidated pretax income during 2007 by approximately $2.3 million had the U.S. dollar exchange rate increased or decreased relative to the currencies to which we had exposure. When exchange rates and currency positions as of December 31, 2006 were used to perform this sensitivity analysis, the analysis indicated that a hypothetical 10% change in currency exchange rates would have increased or decreased consolidated pretax income in 2006 by approximately $1.4 million.

Interest Rates

Our total borrowings increased significantly as of October 31, 2006 due to the financed acquisition of BMSI, and thus our exposure to interest rate fluctuations has increased significantly since a significant portion of our debt contains variable interest rates.

On October 31, 2006, we terminated our former credit agreements and replaced them with a new credit agreement that contains a $210.0 million term note and a $100.0 million revolving credit facility. Both the term note and the revolving credit facility have variable rates of interest. In July 2007, we amended the credit agreement to lower the spread over LIBOR on the term loan from 2.5% to 2.25%. During the fourth quarter of 2007, we elected to pursue an increase in the allowable leverage ratio contained in the covenants of the credit agreement in order to provide us operating flexibility under the credit agreement. On December 21, 2007, an amendment to our credit agreement was finalized which revised the leverage ratio contained in the debt covenants. In return for an increase in the leverage ratio of .50 times EBITDA until the fourth quarter of 2009, we agreed to an additional 50 basis point spread over LIBOR on our term note. At December 31, 2007, the outstanding balance of our term note was approximately $184.9 million and the interest rate was LIBOR plus 2.75%, or 7.58%. The higher interest rate will raise pre-tax interest expense in 2008 by approximately $900,000. The actual amount will be less if we make any optional prepayments on the term note. The revolving credit facility has a variable interest rate for each currency in which borrowings are denominated. These variable rates under the revolving credit facility are based on LIBOR or other factors set by the lenders. At December 31, 2007, the weighted-average interest rate on the revolving credit facility was 8.48% for all currencies.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

We are exposed to changes in interest rates, primarily as a result of our short-term and long-term debt. Beginning May 2007, we use swap agreements to manage the interest rate characteristics of a portion of our outstanding debt. Based on the amounts and mix of our fixed and floating rate debt at December 31, 2007 and December 31, 2006, if market interest rates had increased or decreased an average of 100 basis points, after considering the effect of our swap, our pre-tax interest expense would have changed by $624,000 and $2.3 million, respectively. We determined these amounts by considering the impact of the hypothetical interest rates on our borrowing costs and interest rate swap agreement. These analyses do not consider the effects of changes in the level of overall economic activity that could exist in such an environment.

Changes in the projected benefit obligations of our defined benefit pension plans are largely dependent on changes in prevailing interest rates used to value these obligations under SFAS 87 as of the plans’ respective measurement dates. If our assumptions for the discount rates used to determine the present value of the projected benefit obligations changed by 0.25%, representing either an increase or decrease in the discount rate, the projected benefit obligations of our U.S. and U.K. defined benefit pension plans would have changed by approximately $22.4 million and $19.3 million at December 31, 2007 and 2006, respectively. The impact of this change to 2007 and 2006 consolidated pretax income would have been approximately $2.1 million and $1.6 million, respectively.

To the extent changes in interest rates on our variable-rate borrowings move in the same direction as changes in the discount rates used for our defined benefit pension plans, changes in our interest expense on our borrowings will be offset to some degree by changes in our defined benefit pension cost. Periodic pension cost for our defined benefit pension plans is impacted primarily by changes in long-term interest rates whereas interest expense for our variable-rate borrowings is impacted more directly by changes in short-term interest rates.

Credit Risk

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

Cautionary Statement Concerning Forward-Looking Statements

This annual report contains and incorporates by reference forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (the “1995 Act”). Statements contained in this report that are not historical in nature are forward-looking statements made pursuant to the “safe harbor” provisions of the 1995 Act. These statements are included throughout this report, and in the documents incorporated by reference in this report, and relate to, among other things, projections of revenues, earnings, earnings per share, cash flows, capital expenditures, working capital

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

or other financial items, output, expectations, or trends in revenues or expenses. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, case volumes, profitability, contingencies, debt covenants, liquidity, and capital resources. The words “anticipate”, “believe”, “could”, “would”, “should”, “estimate”, “expect”, “intend”, “may”, “plan”, “goal”, “strategy”, “predict”, “project”, “will” and similar terms and phrases identify forward-looking statements in this report and in the documents incorporated by reference in this report. Examples of such statements in this report include discussions regarding reduction of our operating expenses in our Broadspire segment, anticipated contributions to our underfunded defined benefit pension plans, projections regarding payments under existing earnout agreements, discussions regarding our continued compliance with the financial covenants contained in our Credit Agreement and other long-term liquidity requirements, and projections and estimates included under the heading “Critical Accounting Policies and Estimates” including our assumptions supporting such projections and estimates.

Additional written and oral forward-looking statements may be made by us from time to time in information provided to the Securities and Exchange Commission, press releases, our website, or otherwise.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations and the forward-looking statements related to our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Included among, but not limited to, the risks and uncertainties we face are: declines in the volume of cases referred to us for many of our service lines associated with the property and casualty insurance industry, global economic conditions, interest rates, foreign currency exchange rates, regulations and practices of various governmental authorities, the competitive environment, the financial conditions of our clients, the performance of sublessors under certain subleases related to our leased properties, regulatory changes related to funding of defined benefit pension plans, the fact that our U.S and U.K. defined benefit pension plans are significantly underfunded, changes in the degree to which property and casualty insurance carriers outsource their claims handling functions, changes in overall employment levels and associated workplace injury rates in the U. S., the ability to identify new revenue sources not tied to the insurance underwriting cycle, the ability to develop or acquire information technology resources to support and grow our business, the ability to attract and retain qualified personnel, renewal of existing major contracts with clients on satisfactory financial terms, general risks associated with doing business outside the U.S., our ability to comply with debt covenants, possible legislation or changes in market conditions that may curtail or limit growth in product liability and securities class actions, man-made disasters and natural disasters, failure to implement RiskTech on schedule, impairment of goodwill or other indefinite-lived intangible assets, and our integration of BMSI. Therefore you should not place undue reliance on any forward-looking statements.

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

/s/ Jeffrey T. Bowman	/s/ W. Bruce Swain, Jr.	/s/ W. Forrest Bell
Jeffrey T. Bowman	W. Bruce Swain, Jr.	W. Forrest Bell
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Vice President, Corporate Controller, and Chief Accounting Officer

March 14, 2008

CRAWFORD & COMPANY

Report of Management on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The Company’s independent auditors, Ernst & Young LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company’s Board of Directors, subject to ratification by our Company’s shareholders. Ernst & Young has audited and reported on the consolidated financial statements of Crawford & Company and the Company’s internal control over financial reporting. The reports of the independent auditors are contained in this annual report.

/s/ Jeffrey T. Bowman	/s/ W. Bruce Swain, Jr.	/s/ W. Forrest Bell
Jeffrey T. Bowman	W. Bruce Swain, Jr.	W. Forrest Bell
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Vice President, Corporate Controller, and Chief Accounting Officer

March 14, 2008

Report of Independent Registered Public Accounting Firm on Internal Control

Over Financial Reporting

The Shareholders and Board of Directors

Crawford & Company

We have audited Crawford & Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Crawford & Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Crawford & Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Crawford & Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ investment and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia

March 12, 2008

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

Crawford & Company

We have audited the accompanying consolidated balance sheets of Crawford & Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ investment and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Also as discussed in Note 1, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Crawford & Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia

March 12, 2008

46

CRAWFORD & COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
Revenues from Services:
Revenues before reimbursements	$975,143	$819,522	$771,983
Reimbursements	76,135	80,858	82,784

Total Revenues	1,051,278	900,380	854,767

Costs and Expenses:
Costs of services provided, before reimbursements	733,392	638,174	607,951
Reimbursements	76,135	80,858	82,784

Total costs of services	809,527	719,032	690,735
Selling, general, and administrative expenses	211,737	151,497	138,947
Corporate interest expense, net of interest income of $1,876, $2,393, and $714, respectively	17,326	5,753	5,145
Restructuring costs	—	1,695	—

Total Costs and Expenses	1,038,590	877,977	834,827

Loss on Early Retirement of Debt	—	(1,401)	—
Gains on Disposals of Businesses	3,980	3,069	—
Gain on Sale of Assets	4,844	—	—

Income Before Income Taxes	21,512	24,071	19,940
Provision for Income Taxes	5,396	9,060	7,059

Net Income	$16,116	$15,011	$12,881

Earnings Per Share:
Basic	$0.32	$0.30	$0.26

Diluted	$0.32	$0.30	$0.26

Average Number of Shares Used to Compute:
Basic Earnings Per Share	50,464	49,423	48,930

Diluted Earnings Per Share	50,598	49,576	49,347

Cash Dividends Per Share:
Class A and Class B Common Stock	$—	$0.18	$0.24

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS OF DECEMBER 31,	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$50,855	$61,674
Short-term investment	—	5,000
Accounts receivable, less allowance for doubtful accounts of $16,552 in 2007 and $16,802 in 2006	178,528	178,447
Unbilled revenues, at estimated billable amounts	136,652	117,098
Prepaid expenses and other current assets	16,717	19,924

Total Current Assets	382,752	382,143

Property and Equipment:
Property and equipment	153,733	140,729
Less accumulated depreciation	(104,467)	(99,845)

Net Property and Equipment	49,266	40,884

Other Assets:
Goodwill	263,769	256,700
Intangible assets arising from business acquisitions, net	118,678	127,869
Capitalized software costs, net	40,032	36,903
Deferred income tax assets, net	18,923	13,498
Other noncurrent assets	29,362	34,991

Total Other Assets	470,764	469,961

	$902,782	$892,988

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS OF DECEMBER 31,	2007	2006
LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Short-term borrowings	$29,389	$27,795
Accounts payable	39,601	42,262
Accrued compensation and related costs	69,655	64,636
Self-insured risks	18,290	21,722
Accrued income taxes	10,435	363
Other accrued liabilities	57,360	46,526
Deferred revenues	64,363	68,359
Deposit on sale of corporate headquarters	—	8,000
Current installments of long-term debt and capital leases	2,475	2,621

Total Current Liabilities	291,568	282,284

Noncurrent Liabilities:
Long-term debt and capital leases, less current installments	183,449	199,044
Deferred revenues	58,925	77,110
Self-insured risks	18,439	12,338
Accrued pension liabilities	76,977	90,058
Post-retirement medical benefit obligation	1,898	2,440
Other noncurrent liabilities	12,265	14,019

Total Noncurrent Liabilities	351,953	395,009

Minority interests in equity of consolidated affiliates	5,046	4,544

Shareholders’ Investment:
Class A common stock, $1.00 par value, 50,000 shares authorized; 25,935 and 25,741 shares issued and outstanding in 2007 and 2006	25,935	25,741
Class B common stock, $1.00 par value, 50,000 shares authorized; 24,697 shares issued and outstanding in 2007 and 2006	24,697	24,697
Additional paid-in capital	19,057	15,468
Retained earnings	223,793	207,891
Accumulated other comprehensive loss	(39,267)	(62,646)

Total Shareholders’ Investment	254,215	211,151

	$902,782	$892,988

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT AND COMPREHENSIVE INCOME (LOSS)

(in thousands)	Common Stock		Unearned	Additional		Accumulated Other	Total
	Class A Non-Voting	Class B Voting	Stock-based Compensation	Paid-In Capital	Retained Earnings	Comprehensive Loss	Shareholders’ Investment
Balance at December 31, 2004	$24,157	$24,697	$—	$5,606	$201,213	$(60,840)	$194,833
Comprehensive loss:
Net income	—	—	—	—	12,881	—	12,881
Currency translation adjustments, net	—	—	—	—	—	(656)	(656)
Minimum pension liability adjustment (net of $7.7 million tax)	—	—	—	—	—	(17,088)	(17,088)

Total comprehensive loss							(4,863)
Cash dividends paid	—	—	—	—	(11,743)	—	(11,743)
Restricted shares issued	5	—	(37)	32	—	—	—
Tax benefit from exercises of stock options	—	—	—	90	—	—	90
Stock-based compensation costs	—	—	—	92	—	—	92
Shares issued in connection with stock-based compensation plans	131	—	—	491	—	—	622

Balance at December 31, 2005	24,293	24,697	(37)	6,311	202,351	(78,584)	179,031
Comprehensive income:
Net income	—	—	—	—	15,011	—	15,011
Currency translation adjustments, net	—	—	—	—	—	3,857	3,857
Accrued retirement liabilities adjustment (net of $2.9 million tax)	—	—	—	—	—	12,178	12,178

Total comprehensive income							31,046
Cash dividends paid	—	—	—	—	(8,869)	—	(8,869)
SFAS 123R adoption reclassification	—	—	37	(37)	—	—	—
Impact of SFAS 158 adoption (net of $59 thousand tax)	—	—	—	—	—	(97)	(97)
Stock-based compensation costs	—	—	—	3,567	—	—	3,567
Sale of South Africa subsidiary stock	—	—	—	—	(602)	—	(602)
Shares issued with purchase of e-Triage	843	—	—	4,320	—	—	5,163
Shares issued in connection with stock-based compensation plans	605	—	—	1,307	—	—	1,912

Balance at December 31, 2006	25,741	24,697	—	15,468	207,891	(62,646)	211,151
Comprehensive income:
Net income	—	—	—	—	16,116	—	16,116
Currency translation adjustments, net	—	—	—	—	—	16,382	16,382
Accrued retirement liabilities adjustment (net of $5.6 million tax)	—	—	—	—	—	9,460	9,460
Interest-rate swap (net of $1.4 million tax)	—	—	—	—	—	(2,463)	(2,463)

Total comprehensive income							39,495
Impact of FIN 48 adoption	—	—	—	—	(214)	—	(214)
Stock-based compensation costs	—	—	—	2,929	—	—	2,929
Shares issued in connection with stock-based compensation plans	197	—	—	539	—	—	736
Other equity transactions	(3)	—	—	121	—	—	118

Balance at December 31, 2007	$25,935	$24,697	$—	$19,057	$223,793	$(39,267)	$254,215

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
Cash Flows from Operating Activities:
Net income	$16,116	$15,011	$12,881
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	29,646	20,545	19,183
Deferred income tax (benefit) provision	(1,437)	3,063	3,926
Stock-based compensation costs	2,929	3,567	92
Loss on disposals of property and equipment	554	267	271
Gain on sale of investigations business	—	(3,069)	—
Gain on sale of subrogation business	(3,980)	—	—
Gain on 2006 sale of former corporate headquarters	(4,844)	—	—
Loss on early extinguishment of debt	—	1,401	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable, net	12,450	11,078	12,422
Unbilled revenues, net	(11,298)	6,144	(6,085)
Prepaid or accrued income taxes	4,322	(2,920)	(7,230)
Accounts payable and accrued liabilities	(1,949)	210	6,821
Deferred revenues	(22,571)	(6,091)	(3,105)
Accrued retirement costs	2,188	5,064	2,725
Prepaid expenses and other operating activities	1,158	(1,553)	(1,140)

Net cash provided by operating activities	23,284	52,717	40,761

Cash Flows from Investing Activities:
Acquisitions of property and equipment	(16,129)	(12,888)	(13,233)
Capitalization of software costs	(11,980)	(9,852)	(7,040)
Proceeds from sale of undeveloped land	—	—	7,562
Proceeds from sale of corporate headquarters	—	8,000	—
Proceeds from sale of investment security	5,000	—	—
Proceeds from sale of investigations business	—	3,000	—
Proceeds from sale of subrogation business	5,000	—	—
Payments for business acquisitions, net of cash acquired	(1,323)	(162,461)	(121)
Proceeds from disposals of property and equipment	395	181	330
Other investing activities	(50)	(586)	(112)

Net cash used in investing activities	(19,087)	(174,606)	(12,614)

Cash Flows from Financing Activities:
Dividends paid	—	(8,869)	(11,743)
Proceeds from employee stock-based compensation plans	736	1,912	622
Increase in short-term borrowings	16,568	37,642	1,799
Payments on short-term borrowings	(18,051)	(39,259)	(8,426)
Proceeds from long-term debt	—	210,000	—
Payments on long-term debt and capital leases	(15,515)	(60,946)	(1,389)
Fee paid for the early extinguishment of debt	—	(793)	—
Capitalized loan costs	(908)	(3,901)	(313)
Other financing activities	(19)	—	—

Net cash (used in) provided by financing activities	(17,189)	135,786	(19,450)

Effects of exchange rate changes on cash and cash equivalents	2,173	929	(420)

(Decrease) Increase in Cash and Cash Equivalents	(10,819)	14,826	8,277
Cash and Cash Equivalents at Beginning of Year	61,674	46,848	38,571

Cash and Cash Equivalents at End of Year	$50,855	$61,674	$46,848

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

Principles of Consolidation

The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company, its majority-owned subsidiaries, and variable interest entities in which the Company is deemed to be the primary beneficiary. Significant intercompany transactions are eliminated in consolidation. The financial statements of the Company’s international subsidiaries other than Canada and the Caribbean are included in the Company’s consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.

The Company uses the purchase method of accounting for all acquisitions where the Company is required to consolidate the acquired entity into the Company’s financial statements. Results of operations of acquired businesses are included in the Company’s consolidated results from the acquisition date.

The Company uses the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46-Revised, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (“FIN 46R”) and related interpretations for identifying a variable interest entity (“VIE”) and determining when the Company should include the assets, liabilities, noncontrolling interests, and results of operations of a VIE in its consolidated financial statements. The Company consolidates the results of Tino Insurance Surveyors & Adjusters Co., Ltd (“Tino”) under the provisions of FIN 46R. The Company owns 24.99% of the equity shares of Tino, which is located in the Peoples’ Republic of China. The Company’s ownership interest in Tino was effective in 2006 after Chinese regulatory approval. The Company’s investment in Tino and the results of Tino’s operations are not material to the Company’s financial position, results of operations, or cash flows.

The Company also consolidates the liabilities of its deferred compensation plan and the related assets, which are held in a rabbi trust and considered a variable interest entity of the Company under FIN 46R. At December 31, 2007 and 2006, the liabilities under this deferred compensation plan were $7,036,000 and $8,330,000, respectively, and the fair value of the assets held in the related rabbi trust were $12,598,000 and $13,487,000, respectively.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

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

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or current liabilities, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and short-term borrowings, approximates carrying value due to the short-term maturity of the instruments. The fair value of the Company’s variable-rate long-term debt approximates carrying value based on the effective interest rates compared to current market rates. The fair value of the interest rate swap is based on market pricing, and represents the net amount that would be required for the Company to terminate its position, taking into consideration market rates and counterparty credit risk.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Marketable Securities

Marketable securities are classified as available-for-sale based on management’s intentions with regard to holding these securities. The Company carries these securities at fair market value based on current market quotes and reports any unrealized gains and losses in shareholders’ equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method. The Company’s policy is to only invest in high-grade bonds issued by corporations, government agencies, and municipalities. The Company reviews its investment portfolio as deemed necessary and, where appropriate, adjusts individual securities for other-than-temporary impairments. Securities are not held for speculative or trading purposes. The Company had no material unrealized gain or loss at December 31, 2006, and at December 31, 2007 the Company held no marketable securities.

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

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The Company maintains an allowance for doubtful accounts for estimated losses resulting primarily from the inability of clients to make required payments and for adjustments clients may make to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are accounted for as reductions to revenue. These allowances are established using historical write-off information to project future experience and by considering the current credit worthiness of clients, any known specific collection problems, and an assessment of current industry conditions. The Company writes off accounts receivable when they become uncollectible, and any payments subsequently received are accounted for as recoveries. A summary of the activities in the allowance for doubtful accounts for the years ended December 31, 2007, 2006, and 2005 is as follows:

(in thousands)	2007	2006	2005
Allowance for doubtful accounts, January 1	$16,802	$15,986	$21,859
Add/ (Deduct):
Provision	1,299	1,340	1,389
Write-offs, net of recoveries	(1,674)	(3,200)	(7,138)
Other changes, including currency translation	819	(174)	(124)
Adjustments for acquired and disposed businesses	(694)	2,850	—

Allowance for doubtful accounts, December 31	$16,552	$16,802	$15,986

For the years ended December 31, 2007, 2006, and 2005, the Company’s adjustments to revenues associated with client invoice adjustments totaled $5,560,000, $7,819,000 and $8,269,000, respectively.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired, including intangible assets arising from business combinations. The Company performs impairment tests each year and regularly evaluates whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily acquisition-related intangible assets, property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company performs an impairment test. Impairment tests are performed in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”), for goodwill and indefinite-lived intangible assets, SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), for deferred income tax assets, and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), for other long-lived assets.

Reporting units for goodwill impairment testing purposes are identified at the operating segment level. Effective fourth quarter 2006, the Company increased the number of operating segments from two to four. The Company’s operating segments are deemed to

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

be reporting units since the components of each operating segment have similar economic characteristics. When changes to the Company’s reporting structure impact the composition of the Company’s reporting units, existing goodwill is reallocated to the revised reporting units based on their relative fair market values as determined by a discounted cash flow analysis. If all of the assets and liabilities of an acquired business are assigned to a specific reporting unit, then the goodwill associated with that acquisition is assigned to that reporting unit at acquisition unless another reporting unit is also expected to benefit from the acquisition.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment, including assets under capital leases, consisted of the following at December 31, 2007 and 2006:

(in thousands)	2007	2006
Land	$627	$561
Buildings and improvements	27,444	20,687
Furniture and fixtures	59,139	57,851
Data processing equipment	61,316	55,962
Automobiles and other	5,207	5,668

Total property and equipment	153,733	140,729
Less accumulated depreciation	(104,467)	(99,845)

Net property and equipment	$49,266	$40,884

Additions to property and equipment under capital leases totaled $328,000, $314,000, and $253,000 for 2007, 2006, and 2005, respectively. Additions to property and equipment that were funded directly by lessors totaled $4,921,000, $1,614,000, and $2,095,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

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

Depreciation on property and equipment, including property under capital leases and amortization of leasehold improvements, was $14,081,000, $12,166,000, and $12,385,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Capitalized Software

Capitalized software reflects costs related to internally developed or purchased software used by the Company that has future economic benefits. Certain internal and external costs incurred during the application stage of development are capitalized in accordance with the American Institute of Certified Public Accountant’s Statement of Position 98-1, “Accounting for Computer Software Developed or Obtained for Internal Use.” Costs incurred during the preliminary project and post implementation stages, including training and maintenance costs, are expensed as incurred. The majority of these capitalized software costs consists of internal payroll costs and external payments for software purchases and related services. These capitalized computer software costs are amortized over periods ranging from three to ten years, depending on the estimated life of each software application. At least annually, the Company evaluates capitalized software for impairment in accordance with SFAS 144. Amortization expense for capitalized software was $9,165,000, $7,255,000 and $6,798,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

Self-Insured Risks

The Company self insures certain insurable risks consisting primarily of professional liability, auto liability, employee medical, disability, and workers’ compensation liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Most of these self-insured risks are in the U.S. Provisions for claims under the self-insured programs are made based on the Company’s estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to the Company, and for adverse developments on reported losses. The estimated liabilities are calculated based on historical claims payment experience, the expected lives of the claims, and other factors considered relevant by management. Changes in these estimates may occur as additional information becomes available. The liabilities for claims incurred under the Company’s self-insured workers’ compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. At December 31, 2007 and 2006, accrued liabilities for self-insured risks totaled $36,729,000 and $34,060,000, respectively, including current liabilities of $18,290,000 and $21,722,000, respectively.

Defined Benefit Pension and Postretirement Plans

The Company uses SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), and related guidance to recognize components of net periodic benefit costs for its defined benefit pension plans. The principal objective of SFAS 87 is to measure net periodic benefit cost associated with defined benefit pension plans and to recognize that cost over the employees’ service periods. The Company’s U.S. defined benefit pension plan was frozen as of December 31, 2002. The Company uses SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), and related interpretations to recognize components of net periodic benefit costs for its frozen U.S. retiree medical benefits plan.

Effective December 31, 2006, the Company adopted the recognition and disclosure

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

provisions of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R” (“SFAS 158”). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the balance sheet, and provide additional disclosures. As permitted by SFAS 158, the Company’s adoption of the standard is in two phases. On December 31, 2006, the Company adopted the first phase, the recognition and disclosure provisions of SFAS 158. The effect of this first phase on the Company’s Consolidated Balance Sheet was to decrease retained earnings by $97,000, net of taxes, with no impact on the Company’s Consolidated Statement of Income. The requirement of SFAS 158 to measure the fair value of plan assets and benefit obligations as of the most recent balance sheet date, the second phase, is effective for the Company on January 1, 2008. Accordingly, in 2007 the Company continued to use September 30 as the measurement date for its U.S. defined benefit pension plan and its U.S. retiree medical benefit plan, and October 31 as the measurement date for its international defined benefit pension plans. The impact of adopting the second phase of SFAS 158 in 2008 is expected to increase beginning retained earnings by $155,000 after tax. See Note 7 for additional disclosures about the Company’s adoption of SFAS 158.

External trusts are maintained to hold assets of the Company’s defined benefit pension plans in the U.S. and U.K. The Company’s funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of amounts deductible under applicable income tax regulations.

Revenue Recognition

The Company’s revenues are primarily comprised of claims processing or program administration fees. Both the U.S. Property & Casualty segment and the International Operations segment earn revenues by providing field investigation and evaluation of property and casualty claims for insurance companies. Broadspire primarily serves self-insured clients and earns revenues by providing initial loss reporting services for their claimants, loss mitigation services such as medical case management and vocational rehabilitation, administration of trust funds established to pay claims, and risk management information services. The Legal Settlement Administration segment earns revenues by providing legal settlement administration services related to settlements of securities cases, product liability cases, bankruptcy noticing and distribution, and other legal settlements by identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds. Certain out-of-pocket costs incurred by the Company in administering claims are reimbursed by clients and included in total revenues as reimbursements.

Fees for professional services are recognized in unbilled revenues at the time such services are rendered, at estimated collectible amounts. Substantially all unbilled revenues are billed within one year.

Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements. The Company’s fixed-fee service arrangements

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

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

Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to revenue recognition, accrued compensation and pensions, self-insurance, and depreciation and amortization.

For financial reporting purposes, the provision for income taxes is the sum of income taxes both currently payable and payable on a deferred basis. Currently payable income taxes represent the liability related to the income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred income tax assets or liabilities as reported on the Consolidated Balance Sheets. The changes in deferred income tax assets and liabilities are determined based upon changes in the differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the enacted statutory tax rates in effect for the year in which the Company estimates these differences will reverse. The Company must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets.

Other factors which influence the effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which the Company operates, the ability of the Company to utilize net operating loss carryforwards, and the Company’s accounting for any uncertain tax positions under Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes” (“FIN 48”). See Note 6.

Earnings Per Share

Basic earnings per share (“EPS”) is computed based on the weighted-average number of total common shares outstanding during the respective periods. Unvested grants of restricted stock, even though legally outstanding, are not included in the weighted-average number of common shares for purposes of computing basic EPS. Diluted EPS is computed under the “treasury stock” method based on the weighted-average number of total common shares outstanding (excluding unvested shares of restricted stock issued), plus the dilutive effect of: outstanding stock options, estimated shares issuable under employee stock purchase plans, and nonvested shares under the executive stock bonus plan that vest based on service or performance conditions that have been achieved.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Below is the calculation of basic and diluted EPS for the years ended December 31, 2007, 2006, and 2005:

(in thousands, except earnings per share )	2007	2006	2005
Net income	$16,116	$15,011	$12,881

Weighted-average common shares outstanding	50,532	49,484	48,930
Less: Weighted-average unvested common shares outstanding	(68)	(61)	—

Weighted-average common shares used to compute basic earnings per share	50,464	49,423	48,930
Dilutive effects of stock-based compensation plans	134	153	417

Weighted-average common share equivalents used to compute diluted earnings per share	50,598	49,576	49,347

Basic earnings per share	$0.32	$0.30	$0.26

Diluted earnings per share	$0.32	$0.30	$0.26

Outstanding options to purchase approximately 2,494,000, 3,349,000, and 2,906,000 shares of the Company’s Class A common stock were excluded from the weighted-average computations of diluted EPS in 2007, 2006, and 2005, respectively, because the awards would have been antidilutive.

Foreign Currency

Realized net gains (losses) from foreign currency transactions totaled $508,000, ($76,000), and $369,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

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

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translations, the effective portion of the interest rate swap, and accrued pension and retiree medical liability adjustments. The Company reports comprehensive income (loss), net of income taxes, in the Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss). Ending accumulated balances for each item in accumulated other comprehensive loss included in the Company’s Consolidated Balance Sheet and Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss) were as follows:

(in thousands)	2007	2006		2005
Adjustments to retirement liabilities	$(102,112)	$(117,128	) *	$(132,021)
Tax benefit on retirement liabilities adjustments	38,367	43,923		46,735

Adjustments to retirement liabilities, net of tax	(63,745)	(73,205	) *	(85,286)
Effective portion of interest rate swap, net of tax	(2,463)	—		—
Foreign currency translation adjustments	26,941	10,559		6,702

Total accumulated other comprehensive loss	$(39,267)	$(62,646)		$(78,584)

*	Includes adjustment of $156 thousand, net of $97 thousand after income tax, relating to the initial adoption of SFAS 158. See Note 7.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principle Board No. 25 (“APB 25”) and related interpretations as permitted by the original SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, no stock-based compensation expense was recognized in the Company’s Consolidated Statements of Income for stock options and employee stock purchase plans. The Company’s executive stock bonus plan, adopted in 2005, was subject to expense recognition under APB 25, and thus compensation expense was recognized for that plan in the Company’s Consolidated Statement of Income for 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, “Share-based Payment” (“SFAS 123R”), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified-prospective-transition method of adopting SFAS 123R, results for prior periods have not been restated.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s income before

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

income taxes and net income for the years ended December 31, 2007 and 2006 were lower than if it had continued to account for share-based compensation under APB 25. Income before income taxes was lower by $1,191,000 and $1,220,000 for the years ended December 31, 2007 and 2006, respectively. Net income was lower by $1,028,000 and $1,077,000 for the years ended December 31, 2007 and 2006, respectively. Basic and diluted EPS for the year ended December 31, 2007 and 2006 were $0.02 lower for each year than if the Company had continued to account for share-based compensation under APB 25.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits of deductions resulting from stock-based compensation as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123R requires the cash flows related to any tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) to be classified as financing cash flows. During the years ended December 31, 2007 and 2006, the Company had no such excess tax benefits. During 2005, the Company’s excess tax deductions related to stock-based awards were $90,000.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of the original SFAS 123 to stock-based compensation plans for the year ended December 31, 2005. For the purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the vesting periods of the stock-based awards:

(in thousands, except per share data)	2005
Net income as reported	$12,881
Add: Stock-based employee compensation included in reported net income, net of tax	60
Less: Stock-based compensation expense using the fair value method, net of tax	(1,480)

Pro forma net income	$11,461

Earnings per share – basic:
As reported	$0.26

Pro forma	$0.23

Earnings per share – diluted:
As reported	$0.26

Pro forma	$0.23

Advertising Costs

Advertising costs are expensed in the period in which the costs are incurred. Advertising expenses were $3,275,000, $3,218,000, and $2,657,000, respectively, for the years ended December 31, 2007, 2006, and 2005.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Interest Rate Swap

In May 2007, the Company entered into a three-year interest rate swap agreement which effectively converts the LIBOR-based portion of the interest rate on an initial notional amount of $175.0 million of the Company’s floating-rate debt to a fixed rate of 5.25%. In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and related guidance, the Company designated the interest rate swap as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates on an equivalent amount of debt. The notional amount is reduced over the three-year term of the swap to match the expected repayment of the Company’s outstanding debt and was $150.0 million at December 31, 2007. The Company is exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. The Company manages exposure to counterparty credit risk through minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. The Company reports the effective portion of the change in fair value of the derivative instrument as a component of accumulated other comprehensive loss and reclassifies that portion into earnings in the same period during which the hedged transaction affects earnings. The Company recognizes the ineffective portion of the hedge, if any, in current earnings during the period of change. Amounts that are reclassified into earnings from accumulated other comprehensive loss and the ineffective portion of the hedge, if any, are reported on the same income statement line item as the original hedged item. The Company includes the fair value of the hedge in either current or non-current other liabilities and/or other assets on the balance sheet based upon the term of the hedged item. At December 31, 2007, the fair value of the interest rate swap was a liability of $3,873,000 and the amount expected to be reclassified from accumulated other comprehensive loss into earnings during the next twelve months is approximately $1,152,000. During 2007, the amount reclassified into earnings as an adjustment to interest expense and the ineffective portion of the hedge recognized in earnings was not material.

Adoption of New Accounting Standards

The adoptions of new accounting standards not previously discussed in Note 1 are presented below.

FIN 48

Effective January 1, 2007, the Company adopted FIN 48. The FASB issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position must meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 resulted in a $214,000 charge to the Company’s retained earnings on January 1, 2007. See Note 6.

SFAS 154

The Company adopted SFAS 154, “Accounting Changes and Error Corrections” (“SFAS

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

154”), on January 1, 2006. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires retrospective application for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also states that a correction of an error in previously issued financial statements is not an accounting change. However, the reporting of any error correction under SFAS 154 would involve adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively.

Pending Adoption of New Accounting Standards

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for the Company on January 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations, or cash flows.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company beginning on January 1, 2008. The Company will not elect the fair value option for any of its assets and liabilities for which it is allowed under SFAS 159.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141R”). SFAS 141R will replace SFAS 141 and change many well-established business combination accounting practices and significantly affect how acquisition transactions are reflected in the financial statements. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141R to have an impact on its financial statements. However, it will have a significant impact on the accounting for any acquisitions consummated after the effective date of the statement. SFAS 141R amends the requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree, and the goodwill acquired.

SFAS 160

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 revises the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under the new standard, noncontrolling interests will be considered equity and the practice of classifying minority interests within a mezzanine section of the balance sheet will be eliminated. Net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the income statement of the attribution of that income between the controlling and noncontrolling interests. Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions. An issuance of noncontrolling interests that causes the controlling interest to lose control and deconsolidate a subsidiary will be accounted for by full gain or loss recognition. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is not permitted. At December 31, 2007, the Company had $5,046,000 of “Minority Interests in the Equity of Consolidated Affiliates” in the mezzanine section of its Consolidated Balance Sheet that would be reported as an increase to shareholders’ investment if SFAS 160 were in effect at that date.

2. DISPOSITIONS AND ACQUISITIONS OF BUSINESSES

Acquisition of Singapore APR

On January 12, 2007, the Company’s Singapore subsidiary acquired all the equity shares of APR International Loss Adjusters & Surveyors Pte Ltd. (“APR”). The purchase price was $390,000, plus $14,000 of direct acquisition costs, less $109,000 cash acquired, and goodwill acquired was $77,000. The results of APR’s operations have been included in the Company’s consolidated financial statements since acquisition date. APR is a property loss adjusting and appraisal company with operations in Singapore.

Disposition of U.S. Subrogation Services

Effective February 28, 2007, the Company sold the operating assets of its U.S. subrogation services business for $5,000,000 in cash at closing plus a potential future earnout of approximately $1,400,000. This business was part of the Company’s U.S. Property & Casualty operating segment. The Company recognized a pre-tax gain of $3,980,000 based on the $5,000,000 initial sales price and derecognized $571,000 of associated goodwill. Concurrent with the sale, the Company also entered into a services agreement (the “agreement”) with the buyer. Under the terms of this agreement, the buyer will provide subrogation and recovery services to certain clients of the Company and the Company will receive an administrative fee generated from these revenues earned by the buyer. The financial results of the subrogation services business are included in the Company’s consolidated financial statements through the effective date of sale, and due to the significance of the agreement with the buyer in relationship to the disposed business, the Company has not reported the disposed business as discontinued operations in its consolidated financial statements. Revenues before reimbursements for the sold subrogation services business for the years ended December 31, 2007, 2006, and 2005 were $375,000, $2,333,000, and $2,770,000, respectively.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Disposition of U.S. Investigation Services

On September 29, 2006, the Company sold the operating assets of its U.S. investigation services business for $3,000,000 in cash at closing and a non interest-bearing note receivable of $2,000,000. The Company recognized a pre-tax gain of $3,069,000 on the transaction. The $2,000,000 note receivable is due as follows: $1,000,000 on or before September 29, 2010 and $1,000,000 on or before September 29, 2013. The net book value of the disposal group of assets associated with this transaction totaled $473,000. In addition, goodwill of $526,000 was derecognized from the Company’s U.S. Property & Casualty reporting unit. Since the note receivable does not bear interest, the Company discounted the note receivable and reduced the gain on the sale transaction by $692,000 to $3,069,000. Interest income will be recognized over the life of the note receivable using the effective interest method. Also on September 29, 2006, the Company entered into a long-term agreement (“the agreement”) with the buyer to refer certain of the Company’s clients to the buyer for surveillance and investigative services. Under the agreement, the Company will receive an administrative fee from the buyer for these referrals. The financial results of the investigations services business are included in the Company’s consolidated financial statements through the date of sale, and due to the significance of the agreement with buyer in relationship to the disposed business, the Company has not reported the disposed business as discontinued operations in its consolidated financial statements. Revenues before reimbursements for the years ended December 31, 2006 and 2005 related to this business were $6,502,000 and $9,576,000, respectively.

Acquisition of Specialty Liability Services Ltd.

On August 16, 2006, the Company’s U.K. subsidiary acquired all of the outstanding stock of Specialty Liability Services Ltd. (“SLS”). The purchase price paid at acquisition was $7,965,000, less $1,099,000 cash acquired. The results of SLS’s operations have been included in the Company’s consolidated financial statements since that date. SLS is a specialist liability adjusting and claims handling company with operations in the U.K. The net assets acquired included amortizable intangible assets of $1,409,000, indefinite-live intangible assets of $2,487,000, and goodwill of $2,929,000. The purchase price was increased by $338,000 in 2007 due to additional acquisition costs incurred and an earnout payment. Over the next three years, we anticipate making additional payments of $2,771,000 to the sellers of SLS.

Acquisition of e-Triage.com, Inc.

On October 30, 2006, the Company purchased all of the outstanding stock of e-Triage.com, Inc. (“e-Triage”). The results of e-Triage’s operations have been included in the Company’s consolidated financial statements since that date. The purchase price was composed of $3,500,000 cash paid at closing and 842,815 restricted shares of the Company’s Class A common stock valued at $5,163,000. These shares of stock have restrictions on the sellers’ ability to sell, convey, or assign the shares. These restrictions lapse ratably over a 12-month period that began April 30, 2007. The primary assets of e-Triage are a proprietary database and a software application used in the management of disability and workers’ compensation claims The purchase price was increased by $31,000 in 2007 due to additional acquisition costs incurred. Also in 2007, the fair values of intangible assets acquired in the acquisition were decreased by $3,396,000 with a corresponding increase in goodwill as a result of final appraisals.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Acquisition of Broadspire Management Services, Inc.

On October 31, 2006, the Company completed the acquisition of Broadspire Management Services, Inc. (“BMSI”) pursuant to a Stock Purchase Agreement dated August 18, 2006 (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Company purchased all of the outstanding capital stock of BMSI. As a result of the acquisition, BMSI became a wholly-owned subsidiary of the Company. BMSI is a third-party administrator offering a comprehensive integrated platform of workers’ compensation and liability claims management and medical management services. The Company began recording the operating activities of BMSI in its consolidated financial statements for periods after October 31, 2006. The acquisition of BMSI contributed approximately $192,058,000 and $33,100,000 in revenues in 2007 and 2006, respectively. The Company combined its existing workers’ compensation and liabilities claims management and medical services operations with those of the acquired BMSI to form the Company’s Broadspire segment.

The purchase price paid at acquisition to the seller for BMSI was $150,000,000, less $577,000 cash acquired. In addition, the Company paid $2,570,000 in direct acquisition-related costs. The net aggregate purchase price of $151,993,000 was borrowed under the Company’s Credit Agreement described in Note 4. The purchase price was increased by $609,000 in 2007 due to additional acquisition costs incurred. Also in 2007, the fair value of net assets acquired at acquisition was increased by $2,161,000 with a corresponding decrease in goodwill.

The following table summarizes the fair values of the assets acquired and liabilities assumed from the BMSI acquisition, as adjusted through the one-year period following the October 31, 2006 acquisition:

(in thousands)
Assets
Current assets, including cash acquired of $577	$36,117
Property and equipment, net	4,539
Computer software	1,554
Goodwill	137,360
Intangible assets	117,300
Other noncurrent assets	15,112

Total assets acquired	311,982

Liabilities
Current liabilities, including deferred revenue obligations	88,378
Deferred revenue obligations-noncurrent	70,062
Deferred tax liability, net	348
Other liabilities	15

Total liabilities assumed	158,803

Net assets acquired	$153,179

The amounts assigned to goodwill and the intangible assets are not currently deductible for income tax purposes.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The following table reflects the condensed pro forma results of operations for the year ended December 31, 2006 as though the business combination with Broadspire had been completed at the beginning of 2006, and condensed pro forma results of operations for the year ended December 31, 2005 as though the business combination with Broadspire had been completed at the beginning of 2005.

(in thousands, except earnings per share)	Year ended December 31, 2006	Year ended December 31, 2005
	(unaudited)
Pro forma revenue	$1,078,956	$1,096,743
Pro forma net income	$15,983	$18,727
Pro forma earnings per share-basic and diluted	$0.32	$0.38

In connection with the acquisition of BMSI, the Company recorded a liability in the fourth quarter 2006 of $1,824,000 for severance payments to BMSI employees terminated as a result of the acquisition and $432,000 to cover the cost of certain BMSI office leases that have been or will be terminated. This liability was recorded in accordance with Emerging Issues Task Force Issue 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” with a corresponding increase in goodwill. At December 31, 2007, the remaining liability balance was $271,000 and was associated with the office leases.

3. GOODWILL AND INTANGIBLE ASSETS ARISING FROM ACQUISITIONS

Prior to the fourth quarter of 2006, the Company’s operating segments and reporting units for goodwill purposes were the former U.S. Operations and International Operations operating segments and reporting units. As a result of the acquisition of BMSI and the related restructuring within the Company’s former U.S. Operations segment, the Company realigned its internal reporting structure and expanded its number of operating segments from two to four. The Company’s existing International Operations segment was not impacted. However, the former U.S. Operations segment was realigned into three separate operating segments: U.S. Property & Casualty, Broadspire, and Legal Settlement Administration. The Broadspire segment includes the October 31, 2006 acquisition of BMSI.

The Company’s four operating segments also became the Company’s reporting units for goodwill purposes. As a result, goodwill in the former U.S. Operations reporting unit was reallocated to U.S. Property & Casualty, Legal Settlement Administration, and Broadspire based on the relative fair values of each of those new reporting units. This allocation was based on fair values of those three reporting units prior to the acquisition of BMSI, which became part of the Broadspire operating segment and reporting unit at acquisition. The following table details the reallocation of goodwill in the former U.S. Operations segment and reporting unit:

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

(in thousands)
Former U.S. Operations reporting unit:
Goodwill balance at December 31, 2005	$28,372
Goodwill derecognized from Investigations Services disposition	(526)

Goodwill balance at time of reallocation	$27,846

Reallocation:
To Legal Settlement Administration segment	$20,049
To U.S. Property & Casualty segment	6,405
To Broadspire segment	1,392

Goodwill balance after reallocation	$27,846

The goodwill recognized, fair values of assets acquired, liabilities assumed, and the net cash paid and stock issued in 2007 and 2006 related to acquired businesses, including adjustments for prior acquisitions, were as follows:

(in thousands)	2007	2006
Goodwill acquired in the year
For current year acquisitions:
International Operations segment	$77	$2,929
Adjustments for prior years’ acquisitions:
International Operations segment	500	(99)
Broadspire segment	(26)	143,536

Total goodwill acquired in the year	551	146,366

Intangible assets acquired in the year
For current year acquisitions:
International Operations segment	—	3,896
Broadspire segment	—	125,097
Corporate	294	—
Adjustments for prior years’ acquisitions:
Broadspire segment	(3,396)	—

Total intangible assets acquired in the year	(3,102)	128,993

Fair values of tangible assets acquired	2,084	58,766
Fair values of liabilities assumed	(1,790)	166,501
Fair value of common stock issued	—	5,163
Cash paid, net of cash acquired	$1,323	$162,461

Adjustments for prior years’ acquisitions include adjustments to the fair values of assets acquired and liabilities assumed that were made within one year of the acquisition dates for the acquired businesses, and for payments made under earnout agreements.

The following table, restated to reflect the Company’s new operating segments and reporting units, shows the changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006:

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

(in thousands)	U.S. Property & Casualty	Broadspire	Legal Settlement Administration	International Operations	Total
Balance at December 31, 2005	$6,931	$1,392	$20,049	$81,663	$110,035
Goodwill for acquired businesses	—	143,536	—	2,830	146,366
Goodwill for disposed business	(526)	—	—	—	(526)
Foreign currency effects	—	—	—	825	825

Balance at December 31, 2006	6,405	144,928	20,049	85,318	256,700
Goodwill for acquired businesses	—	(26)	—	577	551
Goodwill for disposed business	(571)	—	—	—	(571)
Foreign currency effects	—	—	—	7,089	7,089

Balance at December 31, 2007	$5,834	$144,902	$20,049	$92,984	$263,769

The following is a summary of intangible assets at December 31, 2007 and 2006:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted- Average Amortization Period
Intangible assets subject to amortization:
December 31, 2007:
Customer Relationships	$89,725	$(7,049)	$82,676	13.7 years
Technology-Based	4,094	(483)	3,611	8.2 years

Total	$93,819	$(7,532)	$86,287	13.3 years

December 31, 2006:
Customer Relationships	$89,609	$(1,016)	$88,593	14.9 years
Technology-Based	6,497	(108)	6,389	10.0 years

Total	$96,106	$(1,124)	$94,982	14.4 years

Intangible assets not subject to amortization:
December 31, 2007:
Trademarks	$32,391		$32,391

December 31, 2006:
Trademarks	$32,887		$32,887

Amortization of intangibles assets was $6,399,000 and $1,124,000 for the years ended

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

December 31, 2007 and 2006, respectively. For 2007 and 2006, $6,025,000 and $1,124,000, respectively, of amortization for customer-relationship intangible assets was excluded from operating earnings (see Note 10). Intangible assets subject to amortization are amortized on a straight-line basis over lives ranging from 5 to 15 years. For intangible assets at December 31, 2007 subject to amortization, estimated aggregate amortization expense is $6,470,000 for each of the next four years and $6,411,000 for the following year.

4. TERM LOANS AND REVOLVING CREDIT FACILITY

Credit Agreement

On October 31, 2006, the Company entered into a new secured credit agreement (the “Credit Agreement”) with a syndication of lenders. The Credit Agreement provides for a maximum available borrowing capacity of $310,000,000, comprised of (i) a term loan facility with an original principal amount of $210,000,000 and (ii) a revolving credit facility in the principal amount of $100,000,000 with a swingline subfacility, a letter of credit subfacility, and a foreign currency sublimit. On December 21, 2007, the Company entered into an amendment to the Credit Agreement that raised the variable interest rate on the term loan facility and changed the debt covenant related to a leverage ratio that the Company is required to maintain. The original agreement had an interest rate equal to LIBOR plus 2.5% for the term loan. The amendment increased the interest rate on the term loan to LIBOR plus 2.75%, or 7.58% as of December 31, 2007. The revolving credit facility has variable interest rates based on LIBOR and other factors set by the lenders. At December 31, 2007, the weighted-average rate on the revolving credit facility was 8.48%.

In May 2007, the Company entered into a three-year interest rate swap agreement which effectively converted the LIBOR-based portion of the interest rate on an initial notional amount of $175.0 million of the Company’s floating-rate debt to a fixed rate of 5.25%. (see Note 1).

The term loan requires minimum principal repayments of $525,000 at the end of each calendar quarter beginning December 31, 2006 and continuing for the subsequent 27 quarters with a final balloon payment due on October 30, 2013. Outstanding borrowings under the revolving credit facility are due in full on October 30, 2011. Interest is payable quarterly on both. Additionally, beginning March 31, 2008, the Company may be required to make additional annual debt repayments if the Company generates excess cash flows and meets certain leverage ratios as defined in the Credit Agreement. During 2007 and 2006, the Company made additional payments of $12,500,000 and $10,000,000, respectively, on the $210,000,000 term loan.

Each of the direct and indirect domestic subsidiaries of the Company guarantees the obligations of the Company under the Credit Agreement. The Company’s obligations under the Credit Agreement and the subsidiary guarantors’ obligations are secured by a pledge of all of their respective personal property and mortgages over certain of their owned and leased properties.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The Credit Agreement contains customary representations, warranties and covenants, including covenants limiting liens, indebtedness, guaranties, mergers and consolidations, substantial asset sales, investments, loans, sales and leasebacks, dividends and distributions, and other fundamental changes. In addition, the Credit Agreement requires the Company to meet certain financial tests.

Under the Credit Agreement, as amended, the Company and its consolidated subsidiaries must maintain a maximum leverage ratio defined as the ratio of consolidated debt to earnings before interest expense, income taxes, depreciation, amortization, stock-based compensation expense, and certain other charges (“EBITDA”) of no more than (i) 3.50 to 1.00 through the third quarter of 2008, (ii) 3.00 to 1.00 from and including the fourth quarter of 2008 through the third quarter of 2009, and (iii) 2.50 to 1.00 from and after the fourth quarter of 2009.

Under the Credit Agreement, the fixed charge coverage ratio, defined as the ratio of EBITDA to total fixed charges consisting of scheduled principal and interest payments and restricted payments as defined in the Credit Agreement, of the Company and its consolidated subsidiaries must not exceed 1.50 to 1.00 from and after the fourth quarter of 2007.

The Credit Agreement also provides for the Company and its consolidated subsidiaries to maintain a net worth of at least the sum of (i) $150,000,000 plus (ii) 50% of the cumulative net income of the Company and its consolidated subsidiaries after the third quarter of 2006 plus (iii) any net proceeds from any underwritten public offering of any capital stock of the Company.

The covenants in the Credit Agreement also place certain restrictions on the Company’s ability to pay dividends to shareholders, including a $12,500,000 limit on dividend payments in any 12-month period.

In the event of a default by the Company under the Credit Agreement, the lenders may terminate the commitments under the agreement and declare the amounts outstanding, including all accrued interest and unpaid fees, payable immediately. For events of default relating to insolvency, bankruptcy or receivership, the commitments are automatically terminated and the amounts outstanding become payable immediately.

At December 31, 2007 the Company is in compliance with these debt covenants. If the Company does not meet the covenant requirements in the future, it would be in default under these agreements. In such an event, the Company would need to obtain a waiver of the default or repay the outstanding indebtedness under the agreement. If the Company could not obtain a waiver on satisfactory terms, it could be required to renegotiate this indebtedness. Any such renegotiations could result in less favorable terms, including higher interest rates and accelerated payments. Based upon the Company’s projected operating results for 2008, it expects to remain in compliance with the financial covenants contained in the amended Credit Agreement throughout 2008. There can be no assurance that the Company will not violate these covenants in the future.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

At December 31, 2007 and 2006, a total of $212,394,000 and $226,585,000, respectively, was outstanding under the Credit Agreement. During 2006, $76,520,000 of the funds advanced under the new Credit Agreement were used to repay and terminate former debt as discussed below. In addition, commitments under letters of credit totaling $19,762,000 and $21,087,000 were outstanding at December 31, 2007 and 2006, respectively, under the letters of credit subfacility of the Credit Agreement. These letter of credit commitments were for the Company’s own obligations. Including the amounts committed under the letter of credit facility, the unused balance of the revolving credit facility totaled $52,719,000 and $52,328,000 at December 31, 2007 and 2006, respectively.

Short-term borrowings, including bank overdraft facilities, totaled $29,389,000 and $27,795,000 at December 31, 2007 and 2006, respectively.

Long-term debt consisted of the following at December 31, 2007 and 2006:

(in thousands)	2007	2006
Term loan facility, principal of $525 and interest payable quarterly with balloon payment due October 2013	$184,875	$200,000

Other term loans payable to banks:
Principal and interest at 4.26%, payable bi-annually through December 2010	367	417

Principal and interest at 7.50%, paid during 2007	—	378

Capital lease obligations	682	870

Total long-term debt and capital leases	185,924	201,665
Less: current installments	(2,475)	(2,621)

Total long-term debt and capital leases, less current installments	$183,499	$199,044

The Company’s capital leases are primarily comprised of leased automobiles with terms ranging from 24 to 60 months.

Scheduled principal repayments of long-term debt, including capital leases, as of December 31, 2007 are as follows:

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

	Payments Due by Period
(in thousands)	2008	2009–2010	2011–2012	2013 and Thereafter	Total
Long-term debt, including current portions	$2,152	$4,410	$4,305	$174,375	$185,242
Capital lease obligations	323	209	138	12	682

Total	$2,475	$4,619	$4,443	$174,387	$185,924

Interest expense on the Company’s short-term and long-term borrowings was $19,202,000, $8,146,000, and $5,859,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Interest paid on the Company’s short-term and long-term borrowings was $21,693,000, $6,327,000, and $5,901,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

Repayment and Early Termination of Former Credit Agreements

Simultaneously with entering into the new Credit Agreement discussed above, the Company also terminated and repaid its former revolving line of credit and its former term loan on October 31, 2006. The Company repaid all amounts outstanding under the prior revolving credit line, which included $26,520,000 in outstanding indebtedness. The Company also repaid all outstanding indebtedness and accrued interest on the former term loan, which totaled $50,143,000.

As a result of the early terminations of the debt agreements described above, the Company realized a loss on the early extinguishment of $1,401,000 on October 31, 2006. This amount included unamortized loan costs of $608,000 and $793,000 of early termination fees charged by the lenders.

5. COMMITMENTS UNDER OPERATING LEASES

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

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

(in thousands)	2007	2006	2005
Office space	$46,276	$33,627	$28,775
Automobiles	8,654	8,411	7,764
Computers and equipment	634	689	305

Total operating leases	$55,564	$42,727	$36,844

Effective August 1, 2006, the Company entered into an operating lease agreement for the lease of approximately 160,000 square feet of office space in Atlanta, Georgia for use as the Company’s new corporate headquarters. This lease has a term of eleven years with total minimum monthly lease payments of $38,102,000 over the life of the lease. Additionally, the Company is responsible for certain property operating expenses. Leasehold improvements totaling $4,921,000 were funded directly by the lessor. The Company moved into this new office space during the second quarter of 2007 after the completion of leasehold improvements. During the leasehold improvement construction period between August 1, 2006 and the occupancy date, rent expense was charged to operating expenses as required by FASB Staff Position 13-1, “Accounting for Rental Costs Incurred during a Construction Period.”

At December 31, 2007, future minimum payments under non-cancelable operating leases with terms of more than 12 months are as follows: 2008—$50,222,000; 2009—$41,380,000; 2010—$32,722,000; 2011—$25,253,000; 2012—$19,190,000; and thereafter—$79,657,000.

As part of the Company’s acquisition of BMSI on October 31, 2006 (see Note 2), the Company assumed a significant long-term lease for office buildings in Plantation, Florida, the headquarters for Broadspire. Prior to the Company’s acquisition of BMSI, BMSI entered into a long-term sublease agreement for one of the leased office buildings. The Company’s lease obligation on this office building extends until December 2021, and the associated minimum lease payments are included in the minimum lease obligations of the Company noted in the previous paragraph.

Under the sublease arrangement between BMSI and the sublessor, the sublessor is obligated to pay the Company minimum sublease payments as follows:

(in thousands)
Year Ended December 31,
2008	$1,776
2009	1,803
2010	1,830
2011	1,858
Thereafter through 2014	4,279

Total minimum sublease payments to be received	$11,546

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

When the current sublease agreement expires in March 2014, the sublessor has the option to renew the sublease agreement through December 2021. Should the sublessor elect to renew the sublease agreement through December 2021, additional sublease payments from the sublessor to the Company would be $14,277,000 over the renewal period.

6. INCOME TAXES

Income (loss) before provision for income taxes consisted of the following:

(in thousands)	2007	2006	2005
U.S.	$(1,744)	$10,222	$8,310
Foreign	23,256	13,849	11,630

Income before taxes	$21,512	$24,071	$19,940

The provision (benefit) for income taxes consisted of the following:

(in thousands)	2007	2006	2005
Current:
U.S. federal and state	$(1,172)	$(95)	$(1,350)
Foreign	8,005	6,092	4,483
Deferred:
U.S. federal and state	(2,110)	3,290	3,147
Foreign	673	(227)	779

Provision for income taxes	$5,396	$9,060	$7,059

Net cash payments for income taxes were $2,339,000 in 2007, $10,902,000 in 2006, and $10,561,000 in 2005.

The provision for income taxes is reconciled to the federal statutory rate of 35% as follows:

(in thousands)	2007	2006	2005
Federal income taxes at statutory rate	$7,529	$8,425	$6,979
State income taxes, net of federal benefit	149	626	324
Foreign taxes	(658)	828	807
Net operating loss utilization/ valuation allowance	1,105	(532)	(455)
Credits	(1,062)	(317)	(572)
Tax exempt interest income	(1,155)	(1,177)	(784)
Nondeductible meals and entertainment	847	840	1,005
Changes in tax accruals and reserves	(2,012)	6	(72)
Other	653	361	(173)

Provision for income taxes	$5,396	$9,060	$7,059

The Company does not provide for additional U.S. and foreign income taxes on

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2007, such undistributed earnings totaled $97,982,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable since such liability, if any, is dependent on circumstances existing when remittance occurs.

Deferred income taxes consisted of the following at December 31, 2007 and 2006:

(in thousands)	2007	2006
Accrued compensation	$11,059	$7,703
Accrued pension liabilities	38,819	43,923
Self-insured risks	14,920	12,914
Deferred revenues	33,360	39,477
Other post-retirement benefits	376	1,357
Tax credit carryforwards	1,052	—
Net operating loss carryforwards	25,971	9,083
Other	4,804	3,667

Gross deferred income tax assets	130,361	118,124

Accounts receivable allowance	7,919	6,178
Prepaid pension cost	12,686	7,067
Unbilled revenues	21,214	19,999
Depreciation and amortization	63,862	63,053
Tax accruals and reserves	3,087	—
Other	—	529

Gross deferred income tax liabilities	108,768	96,826

Net deferred income tax assets before valuation allowance	21,593	21,298
Less: valuation allowance	(10,092)	(8,163)

Net deferred income tax assets	$11,501	$13,135

Amounts recognized in the Consolidated Balance Sheets consist of :
Current deferred income tax assets included in income taxes currently payable	$25,019	$26,343
Current deferred income tax liabilities included in income taxes currently payable	(32,441)	(26,706)
Long-term deferred income tax assets included in deferred income tax assets	99,177	76,551
Long-term deferred income tax liabilities included in deferred income tax assets	(80,254)	(63,053)

Net deferred income tax assets	$11,501	$13,135

At December 31, 2007, the Company has deferred tax assets related to net operating loss carryforwards of $25,971,000. An estimated $10,092,000 of the deferred tax asset will not expire, and $15,879,000 will expire over the next 20 years if not utilized by the Company. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2007, the

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Company has a $10,092,000 valuation allowance related to certain net operating loss carryforwards generated in its international operations. The remaining net operating loss deferred tax asset of $15,879,000 is expected to be fully utilized by the Company before its expiration over the next 20 years.

As disclosed in Note 1, on January 1, 2007 the Company adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position can not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 resulted in a $214,000 charge to the Company’s retained earnings that was reported as a cumulative effect adjustment for a change in accounting principle at January 1, 2007.

A reconciliation of the beginning and ending balance of unrecognized income tax benefits follows:

(in thousands)
Balance at January 1, 2007	$5,541
Additions based on tax provisions related to the current year	285
Additions for tax positions of prior years	126
Settlements	(1,917)
Lapses of applicable statutes of limitation	(410)

Balance at December 31, 2007	$3,625

The Company accrues interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. For the year ended December 31, 2007, the Company recorded net interest income related to unrecognized tax benefits of $397,000. Total accrued interest expense at January 1, 2007 and December 31, 2007 was $1,325,000 and $928,000, respectively.

Included in the total unrecognized tax benefits at January 1, 2007 and December 31, 2007 were $5,148,000 and $3,136,000, respectively, of tax benefits that, if recognized, would affect the effective income tax rate.

The Company conducts business globally and, as a result, files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including major jurisdictions such as Canada, the United Kingdom, and the United States. With few exceptions, the Company is no longer subject to income tax examinations for years before 2001.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

It is reasonably possible that a reduction in a range of $50,000 to $250,000 of unrecognized tax benefits may occur within 12 months as a result of projected resolutions of worldwide tax uncertainties.

7. RETIREMENT PLANS

The Company and its subsidiaries sponsor various retirement plans. Substantially all employees in the U.S. and certain employees outside the U.S. are covered under the Company’s defined contribution plans. Certain employees, retirees, and eligible dependents are also covered under the Company’s defined benefit pension plans. A fixed number of employees, retirees, and eligible dependents are covered under a frozen post-retirement medical benefits plan in the U.S. In addition, the Company sponsors nonqualified, unfunded defined benefit pension plans for certain employees and retirees.

Employer contributions under the Company’s defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee’s compensation, and years of service. The Company’s cost for defined contribution plans totaled $21,256,000, $19,420,000, and $15,197,000 in 2007, 2006, and 2005, respectively.

The Company sponsors defined benefit pension plans in the U.S. and U.K. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit pension plan. The Company’s U.K. defined benefit pension plans have also been frozen for new employees, but existing participants may still accrue additional limited benefits based on salary amounts in effect at the time the plan was frozen. Benefits payable under the Company’s U.S defined benefit pension plan are generally based on career compensation; however, no additional benefits accrue on the frozen U.S. plan after December 31, 2002. Benefits payable under the U.K. plans are generally based on an employee’s final frozen salary. The U.S. plan has a September 30 measurement date, and the U.K. plans have an October 31 fiscal year end measurement date. In 2008, the Company expects to make contributions of approximately $16,800,000 to its U.S. defined benefit pension plan and approximately $6,777,000 to its U.K. defined benefit pension plans.

Certain other employees located in the Netherlands, Norway, and Germany (referred to herein as the “other international plans”) have retirement benefits that are accounted for as defined pension benefits under U.S. GAAP.

Adoption of SFAS 158

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize in its Consolidated Balance Sheet the unfunded status of its defined benefit pension plans and retiree medical benefit plan with a corresponding adjustment to accumulated other comprehensive loss, net of income tax. The adjustment to accumulated other comprehensive loss at adoption represented the net unrecognized actuarial losses and unrecognized amortization of the transition intangible asset, all of which were previously netted against the plans’ funded status in the Company’s Consolidated Balance Sheet pursuant to the provisions of SFAS

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

87 and SFAS 106. These amounts will be subsequently recognized as net periodic benefit cost. The Company had no unrecognized prior service costs at December 31, 2006. Actuarial gains and losses that arise in subsequent periods that are not recognized as net periodic benefit cost in those same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive loss upon the adoption of SFAS 158.

The reconciliation of the beginning and ending balances of the projected benefit obligations and the fair value of plans’ assets for the Company’s defined benefit pension plans as of the plans’ most recent measurement dates is as follows:

Funded Status (in thousands)	2007	2006
Projected Benefit Obligations:
Beginning of measurement period	$585,593	$563,664
Service cost	3,095	2,689
Interest cost	35,310	32,536
Employee contributions	781	640
Actuarial loss	18,902	1,151
Benefits paid	(30,654)	(26,523)
Foreign currency effects	16,613	11,436

End of measurement period	629,640	585,593

Fair Value of Plans’ Assets:
Beginning of measurement period	491,885	458,169
Actual return on plans’ assets	62,656	43,859
Employer contributions	8,541	5,374
Employee contributions	781	640
Benefits paid	(30,654)	(26,523)
Foreign currency effects	15,662	10,366

End of measurement period	548,871	491,885

Funded Status	$(80,769)	$(93,708)

Due to the status of the plans, the accumulated benefits obligations and the projected benefits obligations are not materially different.

Benefit payments from supplemental pension plans during 2007 and 2006 included $237,000 and $229,000, respectively, in payments related to unfunded plans that were paid from Company assets.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Underfunded status of the Company’s defined benefit pension plans and post-retirement medical benefits plan recognized in the Consolidated Balance Sheets at December 31 consisted of:

(in thousands)	2007	2006
Long-term accrued pension liability – U.S. plan	$45,327	$79,203
Long-term accrued pension liability – U.K. plans	27,872	9,558
Long-term accrued pension liability – other international plans	3,778	1,297
Pension obligations included in other noncurrent liabilities	3,520	3,412
Post-retirement medical benefits liability—noncurrent	1,898	2,440
Pension obligations included in current liabilities	272	238
Post-retirement medical liability included in current liabilities	254	263
Accumulated other comprehensive (loss)	(102,112)	(117,128)

The following tables set forth the 2007 changes in accumulated other comprehensive loss for the Company’s defined benefit retirement plans and post-retirement medical benefits plan on a combined basis:

Unrecognized actuarial loss: (in thousands)	Defined Benefit Pension Plans	Post-Retirement Medical Plan
Net unrecognized actuarial (loss)/gain at beginning of year	$(117,315)	$1,179
Amortization of net loss (gain) during the year	8,219	(388)
Net gain arising during the year	7,421	414
Currency translation for the year	(870)	—

Net unrecognized actuarial (loss)/gain at end of year	$(102,545)	$1,205

Unrecognized intangible asset amortization: (in thousands)	Defined Benefit Pension Plan
Unrecognized amortization at beginning of year	$(992)
Amortization expense recognized during the year	302
Currency translation for the year	(82)

Unrecognized amortization at end of year	$(772)

Unrecognized intangible asset amortization and net unrecognized actuarial losses included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit costs during the year ended December 31, 2008 for the U.S. and U.K. plans are $291,000 ($182,000 net of tax) and $3,740,000 ($2,335,000 net of tax), respectively.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Net periodic benefit cost related to the Company’s defined benefit pension plans in 2007, 2006, and 2005 included the following components:

(in thousands)	2007	2006	2005
Service cost	$3,095	$2,689	$2,430
Interest cost	35,310	32,536	31,193
Expected return on assets	(38,977)	(36,256)	(33,438)
Amortization of intangible asset	302	279	346
Amortization of actuarial loss	8,219	9,724	7,264

Net periodic benefit cost	$7,949	$8,972	$7,795

Certain major assumptions used in computing the benefit obligations and net periodic benefit costs for the U.S. and U.K. defined benefit pension plans were as follows:

U.S. Defined Benefit Plan:	2007	2006
Discount rate used to compute benefit obligations	6.46%	5.99%
Discount rate used to compute periodic benefit costs	5.99%	5.79%
Expected long-term rates of return on plans’ assets	8.50%	8.50%

U.K. Defined Benefit Plans:	2007	2006
Discount rate used to compute benefit obligations	5.60%	5.99%
Discount rate used to compute periodic benefit costs	5.99%	5.79%
Expected long-term rates of return on plans’ assets	4.50% - 10.85%	5.61% - 9.27%

The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled. The Company’s discount rates were determined based on the yield for a portfolio of investment grade corporate bonds with maturity dates matched to the estimated future payments of the plans’ benefit obligations. The expected long-term rates of return on plan assets were based on the plans’ asset mix, historical returns on equity securities and fixed income investments, and an assessment of expected future returns. Due to the status of the plans, increases in compensation rates are not material to the computations of benefit obligations or net periodic benefit costs.

Plan assets are invested in equity securities and fixed income investments, with a target allocation of approximately 40% to 80% in equity securities and 20% to 60% in fixed income investments. The plans’ asset allocations at the respective measurement dates, by asset category for the Company’s U.S. and U.K. defined benefit pension plans, were as follows:

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

	2007	2006
Equity securities	75.7%	74.7%
Fixed income investments	22.3%	24.3%
Cash	2.0%	1.0%

Total asset allocation	100.0%	100.0%

Plan assets at September 30, 2007 and 2006 included shares of the Company’s Class A and Class B common stock with a fair value of $3,735,000 and $4,018,000, respectively.

Over the next ten years, the following benefit payments are expected to be paid from the Company’s U.S. and U.K. defined benefit pension plans:

Year	Expected Benefit Payments (in thousands)
2008	$28,292
2009	29,587
2010	31,222
2011	32,394
2012	34,120
2013 – 2017	197,754

Post-retirement Medical Benefits Plan

Certain U.S. retirees and a fixed number of U.S. long-term employees and eligible dependents are entitled to receive post-retirement medical benefits under the Company’s various medical benefit plans. The unfunded post-retirement medical benefit obligation recognized on the Company’s Consolidated Balance Sheets was $2,152,000 and $2,703,000 at December 31, 2007 and 2006, respectively. These amounts are net of an unrecognized actuarial gain of $1,205,000 and $1,179,000, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This unrecognized gain is being recognized as a reduction of annual benefit costs over the remaining life expectancies of the plan participants, and for the years ended December 31, 2007, 2006, and 2005, this recognition reduced net periodic benefit costs by $388,000, $576,000, and $698,000, respectively. For this plan, net periodic benefit costs were a credit of $223,000, $434,000, and $497,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Benefit payments are funded by participant contributions and by contributions from the Company. Benefit payments made in the years ended December 31, 2007, 2006, and 2005 were $897,000, $934,000, and $1,275,000, respectively, of which $301,000, $253,000 and $478,000, respectively, were funded by Company contributions to the plan. The Company expects its funding obligation to be approximately $254,000 for benefit payments in 2008, and this amount is included as a current liability on the Company’s Consolidated Balance Sheet at December 31, 2007. Over the next ten years, benefit payments under this plan are estimated to total $1,882,000 and the Company will be required to fund the portion of the estimated benefit payments not funded by participant contributions.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

8. COMMON STOCK

The Company has two classes of common stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company’s Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock. As described in Note 9, certain Class A Common Stock shares are issued with restrictions under executive compensation plans.

As disclosed in Note 4, the Company’s Credit Agreement contains restrictions on dividends and distributions.

In April 1999, the Company’s Board of Directors authorized a discretionary share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2007, the Company has reacquired 2,150,876 shares of its Class A Common Stock and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively. No shares have been repurchased since 2004 under this plan.

9. Stock-Based Compensation

As disclosed in Note 1, effective January 1, 2006 the Company adopted SFAS 123R and the related guidance using the modified-prospective-transition method.

The Company has three types of stock-based compensation plans: stock option plans, an executive stock bonus plan (performance shares and restricted shares), and employee stock purchase plans. Under SFAS 123R, the fair value of an equity award is estimated on the grant date without regard to service or performance conditions. The fair value is recognized as compensation expense over the requisite service period for all awards that vest. When recognizing compensation costs, estimates are made for the number of awards that will vest, and subsequent adjustments are made to reflect actual vesting. Compensation cost is not recognized for awards that do not vest because service or performance conditions are not satisfied. Compensation cost recognized at any date equals at least the portion of the grant-date value of an award that is vested at that date. For awards granted prior to January 1, 2006 that were not previously subject to expense recognition under APB 25, compensation expense under SFAS 123R is recognized only for the portions of those awards that were unvested at the adoption of SFAS 123R on January 1, 2006. Expense for these awards is recognized ratably beginning January 1, 2006 over the remaining vesting period of each award.

The pre-tax compensation expense recognized for all stock-based compensation plans was $2,929,000 and $3,567,000 for the years ended December 31, 2007 and 2006, respectively. For the year ended 2005, pre-tax compensation expense recognized under APB 25 was $92,000.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation arrangements was $816,000, $1,023,000, and $33,000 for years ending December 31, 2007, 2006, and 2005, respectively. Some of the Company’s stock-based compensation awards are granted under plans which are designed not to be taxable as compensation to the recipient based on tax laws of the United States or the applicable country. Accordingly, the Company does not recognize tax benefits on all of its stock-based compensation expense.

During 2005, the Company had $90,000 of excess tax deductions related to exercises of taxable stock option awards. These excess tax deductions resulted from deductions on the Company’s income tax returns that exceeded the related income tax benefit recognized for financial reporting purposes (which was zero). This $90,000 tax benefit was credited to additional paid-in capital within shareholders’ investment. During 2006 and 2007, the Company had no adjustments to additional paid-in capital for differences between deductions taken on its income tax returns related to stock-based compensation plans and the related income tax benefits previously recognized for financial reporting purposes.

Stock Option Plans

The Company has stock option plans for key employees and directors that provide for nonqualified and incentive stock option grants. All stock options are for shares of the Company’s Class A common stock. Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. The Company’s stock option plans are approved by shareholders, although the Company’s Board of Directors is authorized to make specific grants of stock options. Under the key employee stock option plan approved in 1997, incentive and nonqualified options for up to 6,250,000 shares may be granted. However, the key employee stock option plan expired during 2007 and the Company has not yet replaced or extended this plan. Employee stock options typically are subject to graded vesting over five years (20% each year) and have a typical life of ten years. Under SFAS 123R, compensation cost for stock options is recognized on a straight-line basis over the requisite service period for the entire award. For awards granted prior to the adoption of SFAS 123R, compensation expense is recognized only for the portion of the award that was unvested at the adoption of SFAS 123R on January 1, 2006. For the years ended December 31, 2007 and 2006, compensation expense of $536,000 and $795,000, respectively, was recognized for the key employee stock option plan. No expense was recognized during 2005.

Under the directors’ plan, board members are granted options upon initial election to the Board and upon annual re-election to the Board. Options for up to 450,000 shares may be granted under the directors’ plan. Directors’ options are fully vested at grant date and have a typical life of ten years. For the years ended December 31, 2007 and 2006, compensation expense of $248,000 and $46,000, respectively, was recognized for directors’ options under SFAS 123R. No expense was recognized during 2005.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

A summary of option activity as of December 31, 2007, and changes during 2007, 2006, and 2005, is presented below:

	Shares (in thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2004	5,223	$9.84	5.5 years	$2,260
Granted	109	7.34
Exercised	(35)	4.65
Forfeited or expired	(702)	12.14

Outstanding at December 31, 2005	4,595	9.46	5.1 years	773
Granted	49	5.80
Exercised	(12)	4.70
Forfeited or expired	(959)	10.71

Outstanding at December 31, 2006	3,673	9.10	4.7 years	805
Granted	120	6.51
Exercised	(30)	4.97
Forfeited or expired	(756)	12.86

Outstanding at December 31, 2007	3,007	8.10	4.7 years	$—

Vested at December 31, 2007	2,477	$8.48	4.5 years	$—

Exercisable at December 31, 2007	2,477	$8.48	4.5 years	$—

The intrinsic value of all outstanding stock options at December 31, 2007 was zero since the per share market price of Crawford Common Stock A was less than the exercise price of all outstanding stock options. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2007, 2006, and 2005 was $2.07, $1.83, and $2.15, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006, and 2005 was $40,000, $17,000, and $88,000, respectively. The total fair value of stock options vesting during the years ended December 31, 2007, 2006, and 2005 was $1,100,000, $1,269,000, and $1,906,000, respectively.

At December 31, 2007, there was $500,000 of unrecognized compensation cost related to nonvested stock options under the key employee stock option plan. This cost is expected to be recognized over a weighted-average period of less than one year. The directors’ stock option plan has no unrecognized compensation cost since directors’ options are vested when granted and the grant-date fair values are fully expensed on grant date under the provisions of SFAS 123R.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing formula, with the following weighted-average assumptions:

	2007	2006	2005
Expected dividend yield	3.4%	3.4%	4.2%
Expected volatility	36%	37%	37%
Risk-free interest rate	5.1%	5.1%	4.1%
Expected term of options	7 years	7 years	7 years

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

Under the performance share component, key employees of the Company are eligible to earn shares of stock upon the achievement of certain individual and corporate objectives. Share grants are determined at the discretion of the Company’s Board of Directors and are subject to graded vesting over periods typically ranging from three to five years. Shares are not issued until the vesting requirements have lapsed. Dividends are not paid or accrued on unvested shares. The grant-date fair value of a performance share grant is based on the market value of the Company’s Class A common stock on the date of grant, reduced for the present value of estimated dividends not received on the unvested shares during the vesting period. If the award contains a performance condition, compensation expense for each vesting tranche in the award is recognized ratably from the service inception date to the vesting date for each tranche. Otherwise, compensation expense is recognized on a straight-line basis over the requisite service period.

During 2005, a total of 130,300 performance shares were granted subject to achievement of performance goals for 2005. In early 2006, it was determined that 69,850 of those shares were earned based on achievement of 2005 performance goals, and 13,970 of those earned shares vested at that time. Additional shares of 12,990 and 12,240 vested on December 31, 2006 and 2007, respectively. The remaining unvested 2005 performance shares that were earned will vest ratably at 20% per year, subject only to service conditions.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

In 2006, an additional 1,061,350 performance shares were granted, subject to the achievement of established performance goals. Some of these performance goals pertained only to 2006, while certain performance goals extend through 2010. Some of these awards also contain service conditions that must be satisfied. In early 2007, it was determined that 90,435 shares were earned based on achievement of 2006 performance goals, and 18,087 of those earned shares vested at that time. Additional earned shares of 17,087 vested on December 31, 2007. Based on interim achievement rates of the performance goals that extend through 2010, at December 31, 2007 the Company estimates that an additional 881,250 of the performance shares granted in 2006 will be earned in the years 2008 through 2010. During 2007 and 2006, compensation expense was recognized for these performance shares based on the interim achievement rates for the performance goals and on the related vesting schedules.

In 2007, an additional 164,500 performance shares were granted, subject to achievement of performance goals for 2007. Based on the latest estimate of achievement rates for the 2007 goals, the Company estimates that 51,995 of the 2007 performance grants will be earned when final achievement rates for the 2007 goals are determined in early 2008.

A summary of the status of the Company’s nonvested performance shares as of December 31, 2007, and changes in 2007, 2006, and 2005, is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2005	—	—
Granted	130,300	$6.38
Vesting	—	—
Forfeited	(2,400)	6.38

Nonvested at December 31, 2005	127,900	6.38

Granted	1,061,350	5.18
Vesting	(26,960)	6.38
Forfeited or unearned	(74,270)	6.13

Nonvested at December 31, 2006	1,088,020	5.22

Granted	164,500	4.98
Vesting	(47,414)	5.27
Forfeited or unearned	(55,795)	4.95

Nonvested at December 31, 2007	1,149,311	$5.20

The total fair value of the 47,414 and 26,960 performance shares vesting in 2007 and 2006 was $250,000 and $172,000, respectively. At December 31, 2005, no performance shares were vested.

Compensation expense recognized under SFAS 123R and APB 25 for all performance

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

shares totaled $1,616,000, $1,663,000, and $91,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Compensation cost for these awards is net of estimated or actual award forfeitures. As of December 31, 2007, there was an estimated $2,326,000 of unearned compensation cost for all nonvested performance shares; this cost is expected to be recognized through 2010. Of this unearned compensation cost at December 31, 2007, $333,000 is related to unvested 2007, 2006, and 2005 performance shares in which the performance periods have ended but the remaining service vesting requirements have not been met. At December 31, 2007, there was estimated unearned compensation cost of $1,993,000 related to performance grants that vest based on the achievement of future performance goals through 2010. The actual achievement rates for these performance goals, and the related final compensation cost, could be materially different than the estimates at December 31, 2007.

Under the restricted share component of the executive stock bonus plan, the Board of Directors may elect to issue restricted shares of stock in lieu of, or in addition to, cash bonus payments to certain key employees. Employees receiving these shares have restrictions on the ability to sell the shares. Such restrictions lapse ratably over vesting periods ranging from several months to five years. For grants of restricted shares, vested and unvested shares issued are eligible to receive nonforfeitable dividends if dividends are declared by the Company’s Board of Directors. The grant-date fair value of a restricted share grant is based on the market value of the stock on the date of grant. Compensation cost is recognized on a straight-line basis over the requisite service period since these awards only have service conditions once granted.

A summary of the status of the Company’s nonvested restricted shares as of December 31, 2007, and changes during 2007, 2006, and 2005, is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2005	—
Granted	5,000	$7.64

Nonvested at December 31, 2005	5,000	7.64

Granted	156,000	6.06
Vesting	(1,000)	7.64

Nonvested at December 31, 2006	160,000	6.09

Granted	31,670	5.51
Vesting	(116,534)	6.11

Nonvested at December 31, 2007	75,136	$5.82

No unvested restricted shares have been forfeited through December 31, 2007. Compensation expense recognized for all restricted shares for the years ended December 31, 2007, 2006, and 2005 was $121,000, $683,000, and $1,000, respectively. As of

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

December 31, 2007, there was $352,000 of total unearned compensation cost related to nonvested restricted shares which is expected to be recognized over a weighted-average period of 3.2 years.

Employee Stock Purchase Plans

At December 31, 2007, the Company has two employee stock purchase plans: the U.S. Plan and the U.K. Plan. The U.S. Plan is also available to eligible employees in Canada, Puerto Rico, and the U.S. Virgin Islands. Both plans are compensatory under SFAS 123R; neither were compensatory under APB 25.

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

Under the U.S. Plan, the Company is authorized to issue up to 1,500,000 shares of its Class A common stock to eligible employees. Participating employees can elect each year to have up to $21,000 of their eligible annual earnings withheld to purchase shares at the end of the one-year withholding period which starts July 1 and ends June 30. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day or the last day of the withholding period. Participating employees may cease payroll withholdings during the withholding period and/or request a refund of all amounts withheld before any shares are purchased.

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

During the year ended December 31, 2007, a total of 107,962 shares of the Company’s Class A common stock were issued under the U.S. Plan to the Company’s employees under the 2006-2007 withholding period which started July 1, 2006 and ended June 30, 2007. At December 31, 2007, an estimated 181,453 shares will be purchased under the U.S. Plan at the end of the current withholding period (which started July 1, 2007 and ends June 30, 2008) for a discounted purchase price of $5.35 per share. During the years ended December 31, 2007 and 2006, compensation expense of $251,000 and $278,000, respectively, was recognized for the U.S. Plan. There was no expense recognized in 2005 under the provisions of APB 25. At December 31, 2007, there was estimated unearned compensation cost of $169,000 to be recognized through the end of the current withholding period which ends June 30, 2008.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Under the U.K. Plan, the Company is authorized to issue up to 1,000,000 shares of its Class A common stock. Under the U.K. Plan, eligible employees can elect to have up to 250 pounds withheld from payroll each month to purchase shares at the end of a three-year withholding period. The purchase price of a share of stock is 85% of the market price at the beginning of the withholding period. Participating employees may cease payroll withholdings and/or request a refund of all amounts withheld before any shares are purchased.

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

At December 31, 2007, an estimated 561,609 shares in total will be purchased under the U.K. Plan at the end of the withholding periods. These estimates are subject to change based on fluctuations in the value of the British pound against the U.S. dollar. The discounted purchase price for a share of the Company’s Class A common stock under the U.K. Plan ranges from $4.74 to $5.97. For the years ended December 31, 2007 and 2006, compensation cost of $157,000 and $148,000, respectively, was recognized for the U.K. Plan. No costs were recognized in 2005 under the provisions of APB 25. At December 31, 2007, there was an estimated $268,000 of total unrecognized compensation cost related to the U.K. Plan, which is expected to be recognized through March 2010.

During the year ended December 31, 2006, a total of 324,232 shares of the Company’s Class A common stock were issued under the U.K. Plan. No shares were issued under this plan in 2007.

10. SEGMENT AND GEOGRAPHIC INFORMATION

As a result of the 2006 acquisition of BMSI (see Note 2), the Company realigned its internal reporting structure and expanded its number of reportable segments from two to four during the fourth quarter of 2006. These reportable segments are organized based upon the nature of services and/or geographic areas served. The Company’s four reportable operating segments include: U.S. Property & Casualty which serves the U.S. property and casualty insurance company market, International Operations which serves the property and casualty insurance company markets outside of the U.S., Broadspire which serves the U.S. self-insurance marketplace, and Legal Settlement Administration which serves the securities and other legal settlement markets, product warranties and inspections, and bankruptcy markets. The Company’s reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

resources and in assessing performance. Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, a non-GAAP financial measure defined as earnings before net corporate interest expense, income taxes, amortization of customer-relationship intangible assets, stock option expense, unallocated corporate costs and credits, and certain other gains and expenses. Effective January 1, 2007, the Company changed its method of allocating corporate overhead and shared costs to each of our operating segments. Prior periods are restated on the same basis as the new allocation method.

Financial information as of and for the years ended December 31, 2007, 2006, and 2005 covering the Company’s reportable segments is as follows:

(in thousands)	U.S. Property & Casualty	International Operations	Broadspire	Legal Settlement Administration	Total
2007
Revenues before reimbursements	$ 177,179	$ 376,639	$ 320,774	$ 100,551	$ 975,143
Operating earnings	4,675	24,660	3,821	12,521	45,677
Depreciation and amortization	976	7,323	9,891	2,619	20,809
Assets	54,478	340,797	326,415	81,101	802,791

2006
Revenues before reimbursements	$ 209,985	$ 303,697	$ 175,149	$ 130,691	$ 819,522
Operating earnings (loss)	13,014	14,451	(21,603)	22,982	28,844
Depreciation and amortization	1,308	6,912	3,670	2,128	14,018
Assets	65,408	286,785	354,188	86,683	793,064

2005
Revenues before reimbursements	$ 224,414	$ 285,413	$ 147,865	$ 114,291	$ 771,983
Operating earnings (loss)	11,417	11,854	(17,521)	20,266	26,016
Depreciation and amortization	1,717	7,191	2,077	1,390	12,375
Assets	84,204	252,220	39,252	82,473	458,149

Capital expenditures for the years ended December 31, 2007 and 2006 are shown in the following table:

(in thousands)	2007	2006
U.S. Property & Casualty segment	$1,359	$1,371
Broadspire segment	8,238	7,911
Legal Settlement Administration segment	2,360	4,731
International Operations segment	7,752	5,949
Corporate	8,400	2,778

Total expenditures	$28,109	$22,740

Expenditures in the table above do not include leasehold improvement additions of $4,921,000 and $1,614,000 for 2007 and 2006, respectively, that were funded directly by lessors.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The total of the Company’s reportable segments’ revenues reconciled to total consolidated revenues for the years ended December 31, 2007, 2006, and 2005 is as follows:

(in thousands)	2007	2006	2005
Segments’ revenues before reimbursements	$975,143	$819,522	$771,983
Reimbursements	76,135	80,858	82,784

Total consolidated revenues	$1,051,278	$900,380	$854,767

The total of the Company’s reportable segments’ operating earnings reconciled to consolidated income before income taxes for the years ended December 31, 2007, 2006, and 2005 is as follows:

(in thousands)	2007	2006	2005
Operating earnings of all segments	$45,677	$28,844	$26,016
Unallocated corporate/shared costs and credits, net	(8,447)	3,351	(931)
Net corporate interest expense	(17,326)	(5,753)	(5,145)
Amortization of customer-relationship intangibles	(6,025)	(1,124)	—
Stock option expense	(1,191)	(1,220)	—
Other gains and expenses, net	8,824	(27)	—

Income before income taxes	$21,512	$24,071	$19,940

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The total of the Company’s reportable segments’ assets reconciled to consolidated total assets of the Company at December 31, 2007 and 2006 is presented in the following table. All foreign-denominated cash and cash equivalents are reported within the International Operations segment, while all U.S. cash, cash equivalents, and short-term investment are reported as corporate assets in the following table:

(in thousands)	2007	2006
Assets of reportable segments	$802,791	$793,064

Corporate assets:
Cash, cash equivalents, and short-term investments	23,185	38,928
Unallocated allowances on receivables	(2,919)	(4,775)
Property and equipment	13,989	5,292
Capitalized software costs, net	23,328	22,162
Assets of deferred compensation plan	12,598	13,487
Home office assets held for sale	—	2,842
Capitalized loan costs	4,179	3,798
Deferred tax asset	18,923	13,498
Prepaid assets and other	6,708	4,692

Total corporate assets	99,991	99,924

Total assets	$902,782	$892,988

The Company’s most significant international operations are in the U.K. and Canada, as presented in the following table:

(in thousands)	U.K.	Canada	Other	Total
2007
Revenues before reimbursements	$150,501	$90,587	$135,551	$376,639
Long-lived assets	66,423	35,190	22,266	123,879

2006
Revenues before reimbursements	$113,064	$73,642	$116,991	$303,697
Long-lived assets	64,968	29,285	18,660	112,913

2005
Revenues before reimbursements	$101,529	$68,489	$115,395	$285,413
Long-lived assets	57,919	28,427	18,049	104,395

Substantially all international revenues were derived from the insurance company market.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

11. CLIENT FUNDS

The Company maintains funds in trusts to administer claims for certain clients. These funds are not available for the Company’s general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled $454,034,000 and $921,123,000 at December 31, 2007 and 2006, respectively. This decrease in 2007 is related to Legal Settlement Administration, where operations are project-based and can fluctuate significantly.

12. CONTINGENCIES

The Company structures certain acquisitions to include earnout payments which are contingent upon the acquired entity reaching certain targets for revenues and earnings. The amount of the contingent payments and length of the earnout period vary for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on levels of revenues and earnings through 2007, additional payments under existing earnout agreements approximate $7,483,000 through 2010, as follows: 2008—$780,000; 2009—$5,793,000; and 2010—$910,000.

As part of the $100,000,000 revolving credit agreement, the Company maintains a letter of credit facility to satisfy certain of its own contractual requirements. At December 31, 2007, the aggregate amount committed under the facility was $19,762,000.

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

As disclosed in Note 2, on October 31, 2006 the Company completed its acquisition of BMSI from Platinum Equity, LLC (“Platinum”). BMSI and Platinum are engaged in arbitration and other legal proceedings over disputes with the former owners of certain entities acquired by BMSI prior to the Company’s October 31, 2006 acquisition of BMSI. In the Stock Purchase Agreement, Platinum has full responsibility to resolve all of these matters and is obligated to fully indemnify BMSI and the Company for all monetary payments that BMSI may be required to pay as a result of unfavorable outcomes related to these pre-existing arbitrations and legal proceedings. Platinum has also agreed to indemnify the Company for any purchase price adjustment mechanism, earnout, or similar provision in any of BMSI’s previous purchase and sale agreements. In the event of an unfavorable outcome in which Platinum does not indemnify the Company under the terms of the Stock Purchase Agreement, the Company may be responsible for funding these unfavorable outcomes. At this time, the Company’s management and its legal counsel do not believe the Company will be responsible for the ultimate funding of any of these matters, and accordingly the Company has not recognized any loss contingencies for these matters in its consolidated financial statements.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

In 2003, BMSI acquired NATLSCO, Inc. from a wholly-owned subsidiary of Lumberman Mutual Casualty Company (“LMC”) as a result of downgrades of LMC’s financial strength rating by rating agencies. BMSI assumed obligations to service and administer a population of claims outstanding at the 2003 acquisition date. Liquidity to support these casualty claims operations for the foreseeable future was provided by cash infused by LMC at the 2003 acquisition date, and a receivable held in trust, which has and will continue to be distributed to BMSI in accordance with a trust agreement through August 2012. BMSI received total distributions of $7,569,000 from this trust during 2007 and $1,514,000 during November and December 2006. The Company believes that the funds that have been and will be received from LMC and the trust are sufficient to at least cover the actual costs that BMSI will incur over the next several years to service and administer this population of claims through closure. BMSI’s revenues from LMC totaled $13,474,000 for 2007 and $2,055,000 during November and December 2006. Accounts receivable from LMC included in accounts receivable in the Company’s Consolidated Balance Sheet were $3,577,000 and $1,911,000 at December 31, 2007 and 2006, respectively.

The Company is subject to numerous federal, state and foreign employment laws, and from time to time the Company faces claims by its employees and former employees under such laws. In addition, the number of cases involving alleged violations of wage and hour laws has recently increased. The outcome of these cases is highly fact specific and there has been a substantial amount of legislative and judicial activity pertaining to employment-related issues. The Company was notified in January 2008 that a former employee filed a lawsuit in California alleging, among other things, unpaid overtime. The former employee is asking that the lawsuit be granted class action status for all similarly situated employees. The Company intends to defend itself. At the present time, the Company cannot assess the probability of an unfavorable verdict nor can it assess the potential damages in the event of an unfavorable verdict. In addition, the Company cannot assure anyone that claims under such laws or other employment-related laws will not be attempted in the future against the Company, nor can the Company predict the likely impact of any such claims. The Company is currently aware of other allegations made by certain employees that the Company is in violation of wage and hour laws in certain jurisdictions. The Company does not know if these allegations will result in litigation and it cannot predict the outcome of any such litigation. Such claims or litigation involving the Company’s current or former employees could divert management’s time and attention from its business operations and could potentially result in substantial costs of defense, settlement or other disposition, which could have a material adverse effect on the Company’s results of operations, financial position, and cash flows.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

13. SALE OF THE FORMER CORPORATE HEADQUARTERS AND RECOGNITION OF DEFERRED GAIN

On June 30, 2006, the Company sold the land and building utilized as its former corporate headquarters in Atlanta, Georgia. These assets had a net carrying amount of $2,842,000. The base sales price of $8,000,000 was received in cash at closing. Also on June 30, 2006, the Company entered into a 12-month leaseback agreement for these same facilities. During the second quarter of 2007, the company relocated its corporate headquarters to other nearby leased facilities. Under SFAS 98, “Accounting for Leases,” the Company deferred recognition of the gain related to this sale due to its leaseback of the facility. Net of transaction costs, a pre-tax gain of $4,844,000 was recognized by the Company upon the expiration of the leaseback agreement during the second quarter of 2007. Prior to the sale, this disposal group of assets had a fair value that exceeded its depreciated cost. No adjustment to the carrying cost was required when this disposal group was classified as “held for sale” under the provisions of SFAS 144. The Company did not hold legal title to these assets after June 30, 2006. However, these assets were included in other current assets on the Company’s December 31, 2006 Consolidated Balance Sheet at historical cost less accumulated depreciation in accordance with the provisions of SFAS 144. The $8,000,000 received by the Company on June 30, 2006 was reported on the Company’s December 31, 2006 Consolidated Balance Sheet as a deposit liability.

Under the sales agreement, the $8,000,000 base sales price is subject to upward revision depending upon the buyer’s ability to subsequently redevelop the property. The gain of $4,844,000 was based on the base sales price and did not include any amount for the potential upward revision of the sales price. Should such revision subsequently occur, the Company could ultimately realize a larger gain. The Company cannot predict the likelihood of any subsequent price revisions.

14. RESTRUCTURING ACTIVITIES AND CHARGES

In connection with its acquisition and integration of BMSI, the Company developed and implemented a plan in the fourth quarter 2006 to restructure certain of its operations within its Broadspire operating segment. This restructuring involved employees and facilities associated with its existing Crawford Integrated Services (“CIS”) business and the acquired BMSI entity. As a result, the Company recorded a pre-tax restructuring charge of $1,695,000, or $0.02 per share after reflecting income taxes, during the fourth quarter of 2006 related to employee severance payments as well as costs related to planned closures of certain existing leased branch office facilities of CSI. An additional $1,824,000 in employee severance payments to employees of the acquired BMSI entity and $432,000 related to the planned termination of acquired lease obligations from the acquired BMSI entity were recorded in goodwill. At December 31, 2007, $678,000 of the restructuring accrual remained and all of it related to planned office closures.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

15. South Africa Black Economic Empowerment Agreement

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

CRAWFORD & COMPANY

Selected Financial Data

(in thousands, except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,	2007	2006 (2)	2005	2004	2003
Revenues before Reimbursements	$975,143	$819,522	$771,983	$733,567	$690,933
Reimbursements	76,135	80,858	82,784	78,095	77,077

Total Revenues	1,051,278	900,380	854,767	811,662	768,010

Cost of Services	809,527	719,032	690,735	643,958	607,439
U.S. Property & Casualty Operating Earnings (1)	4,675	13,014	11,417	22,379	13,635
International Operating Earnings (1)	24,660	14,451	11,854	10,312	5,585
Broadspire Operating (Loss) Earnings (1)	3,821	(21,603)	(17,521)	(10,696)	3,826
Legal Settlement Administration Operating Earnings (1)	12,521	22,982	20,266	13,800	9,988
Unallocated Corporate and Shared Costs	(8,447)	3,351	(931)	(3,409)	(2,994)
Net Corporate Interest Expense	(17,326)	(5,753)	(5,145)	(3,536)	(5,414)
Stock Option Expense	(1,191)	(1,220)	—	—	—
Amortization of Customer-Relationship Intangible Assets	(6,025)	(1,124)	—	—	—
Other Gains (Expenses)	8,824	(27)	—	8,573	(8,000)
Income Taxes	(5,396)	(9,060)	(7,059)	(12,251)	(8,964)

Net Income	16,116	15,011	12,881	25,172	7,662

Earnings Per Share:
Basic	0.32	0.30	0.26	0.52	0.16
Diluted	0.32	0.30	0.26	0.51	0.16
Current Assets	382,752	382,143	339,218	344,707	306,095
Total Assets	902,782	892,988	574,071	571,260	520,671
Current Liabilities	291,568	282,284	209,020	209,164	185,841
Long-Term Debt, Less Current Installments	183,449	199,044	45,810	51,389	50,664
Total Debt	215,313	229,460	81,139	90,176	96,777
Shareholders’ Investment	254,215	211,151	179,031	194,833	172,594
Total Capital	469,528	440,611	260,170	285,009	269,371
Current Ratio	1.3:1	1.4:1	1.6:1	1.6:1	1.6:1
Total Debt-to-Total Capital	45.9%	52.1%	31.2%	31.6%	35.9%
Return on Average Shareholders’ Investment	6.9%	7.7%	6.9%	13.7%	4.6%
Cash Flows from Operating Activities	23,284	52,717	40,761	35,813	36,470
Cash Flows from Investing Activities	(19,087)	(174,606)	(12,614)	(16,579)	(28,721)
Cash Flows from Financing Activities	(17,189)	135,786	(19,450)	(22,300)	(4,377)
Shareholders’ Equity Per Share	5.02	4.19	3.65	3.99	3.54
Cash Dividends Per Share:
Class A and Class B Common Stock	—	0.18	0.24	0.24	0.24
Weighted-Average Shares Outstanding:
Basic	50,464	49,423	48,930	48,773	48,668
Diluted	50,598	49,576	49,347	48,996	48,776

(1)	This is a non-GAAP financial measure representing earnings (loss) before net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, other gains and expense, and income taxes.
(2)	On October 31, 2006, the Company acquired Broadspire Management Services, Inc. See Note 2 to the consolidated financial statements.

CRAWFORD & COMPANY

QUARTERLY FINANCIAL DATA (UNAUDITED)

DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS

(in thousands, except per share amounts)
2007	First	Second	Third	Fourth (4)	Full Year
Revenues from services:
Revenues before reimbursements	$243,608	$240,537	$245,774	$245,224	$975,143
Reimbursements	18,984	15,694	20,196	21,261	76,135

Total revenues:	262,592	256,231	265,970	266,485	1,051,278

Cost of Services	201,691	194,643	205,729	207,464	809,527

Pretax income	5,402	9,495	2,510	4,105	21,512

U.S. Property & Casualty operating earnings (loss) (1)	2,339	510	2,737	(911)	4,675
International operating earnings (1)	3,964	4,566	6,280	9,850	24,660
Broadspire operating (loss) earnings (1)	(459)	2,959	1,598	(277)	3,821
Legal Settlement Administration operating earnings (1)	3,055	3,353	2,664	3,449	12,521
Unallocated corporate and shared costs, net	(1,378)	(652)	(4,362)	(2,055)	(8,447)
Net corporate interest expense	(4,368)	(4,232)	(4,572)	(4,154)	(17,326)
Stock option expense	(295)	(346)	(260)	(290)	(1,191)
Amortization of customer-relationship intangible assets	(1,436)	(1,507)	(1,575)	(1,507)	(6,025)
Other gains	3,980	4,844	—	—	8,824
Income (taxes) benefit	(2,095)	(3,443)	943	(801)	(5,396)

Net income	3,307	6,052	3,453	3,304	16,116

Earnings per share - basic and diluted (2)	0.07	0.12	0.07	0.07	0.32

Cash dividends per share:
Class A and Class B Common Stock	—	—	—	—	—

Common stock quotations: (3)
Class A - High	6.10	6.72	6.42	5.99	6.72
Class A - Low	5.13	5.53	5.09	3.06	3.06
Class B - High	7.37	7.03	7.55	7.18	7.55
Class B - Low	5.52	5.67	5.42	3.28	3.28

2006	First	Second	Third	Fourth (5)	Full Year
Revenues from services:
Revenues before reimbursements	$201,606	$192,603	$197,057	$228,256	$819,522
Reimbursements	20,066	17,164	25,276	18,352	80,858

Total revenues:	221,672	209,767	222,333	246,608	900,380

Cost of Services	176,542	165,647	180,845	195,998	719,032

Pretax income (loss)	9,053	6,573	9,671	(1,226)	24,071

U.S. Property & Casualty operating earnings (loss) (1)	6,211	3,005	3,837	(39)	13,014
International operating earnings (1)	1,293	2,818	3,434	6,906	14,451
Broadspire operating (loss) (1)	(5,693)	(5,226)	(7,162)	(3,522)	(21,603)
Legal Settlement Administration operating earnings (1)	6,937	6,323	6,015	3,707	22,982
Unallocated corporate and shared costs, net	1,569	598	1,565	(381)	3,351
Net corporate interest expense	(998)	(594)	(839)	(3,322)	(5,753)
Stock option expense	(266)	(351)	(248)	(355)	(1,220)
Amortization of customer-relationship intangible assets	—	—	—	(1,124)	(1,124)
Other gains (expenses)	—	—	3,069	(3,096)	(27)
Income taxes	(3,205)	(2,360)	(3,423)	(72)	(9,060)

Net income (loss)	5,848	4,213	6,248	(1,298)	15,011

Earnings (loss) per share – basic and diluted (2)	0.12	0.09	0.13	(0.03)	0.30

Cash dividends per share:
Class A and Class B Common Stock	0.06	0.06	0.06	—	0.18

Common stock quotations: (3)
Class A - High	6.50	6.61	7.25	6.19	7.25
Class A - Low	5.60	5.41	5.75	5.21	5.21
Class B - High	6.48	7.18	8.07	7.68	8.07
Class B - Low	5.50	5.39	6.35	6.24	5.39

(1)	This is a non-GAAP financial measure representing earnings (loss) before net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, other gains and expense, and income taxes.
(2)	Due to the method used in calculating per share data as prescribed by SFAS 128, “Earnings Per Share,” the quarterly per share data may not total to the full year per share data.
(3)	The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock as reported on the New York Stock Exchange.
(4)	During the fourth quarter of 2007, approximately $1.5 million of accrued vacation earned during the first nine months of the year was forfeited and approximately $2.1 million of bonus accruals were reduced. These amounts were credited to pretax income.
(5)	On October 31, 2006, the Company acquired Broadspire Management Services, Inc. See Note 2 to the consolidated financial statements.

The approximate number of record holders of the Company’s stock as of December 31, 2007: Class A - 2,382 and Class B - 639.