Form 10-K, Exhibit 13
period 2008-12-31
CRAWFORD & CO
filed 2009-03-09
CIK 25475

Exhibit 13.1

Portions of

the Registrant’s 2008

Annual Report to

Shareholders

Crawford & Company

Annual Report to Shareholders (only incorporated portions are in this Exhibit 13.1)

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

BUSINESS OVERVIEW

Based in Atlanta, Georgia, Crawford & Company is the world’s largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 locations in 63 countries. Our major service lines include property and casualty claims management, integrated claims and medical management for workers’ compensation, legal settlement administration including class action and bankruptcy claims administration, warranty inspections, and risk management information services. We have two classes of common stock traded on the New York Stock Exchange, Class A Common Stock and Class B Common Stock, which trade under the symbols CRDA and CRDB, respectively.

Insurance companies, which represent the major source of our global revenues, customarily manage their own claims administration function but often rely on third parties for certain services which we provide, primarily field investigation and the evaluation of property and casualty insurance claims. We also conduct inspections of building component products related to warranty and product performance claims.

Self-insured entities typically rely on us for a broader range of services. In addition to field investigation and evaluation of their claims, we may also provide initial loss reporting services for their claimants, loss mitigation services such as medical case management and vocational rehabilitation, risk management information services, and administration of trust funds established to pay their claims.

We also perform legal settlement administration services related to securities, product liability, and other class action settlements and bankruptcies, including identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds. Such services are generally referred to by us as class action services.

The claims management services market, both in the U.S. and internationally, is highly competitive and comprised of a large number of companies of varying size and offering a varied scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by, among other things, the insurance underwriting cycle, weather-related events, general economic activity, overall employment levels, and associated workplace injury rates. Accordingly, we are limited in our ability to predict case volumes that may be referred to us at any time.

We generally earn our revenues on an individual fee-per-claim basis for claims management services we provide to property and casualty insurance companies and self-insured entities. Accordingly, the volume of claim referrals to us is a key driver of our revenues. Industry-wide claims volume in general will vary depending upon the insurance underwriting cycle.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

In the insurance industry, the underwriting cycle is often said to be in either a “soft” or “hard” market. A soft market generally results when insurance companies focus more on increasing their premium income and focus less on controlling underwriting risks. A soft market often occurs in conjunction with strong financial markets. Insurance companies can derive a significant portion of their earnings from their investment portfolios, and when financial markets are strong, their focus may turn to collecting more premium income to invest under the assumption that increased investment income and gains will offset higher claim costs that usually result from relaxed underwriting standards. Due to competition in the industry during a soft market, insurance companies usually concentrate on growing their premium base by increasing the number of policies in-force instead of raising individual policy premiums. When the insurance underwriting market is soft, insurance companies are generally more aggressive in the risks they underwrite, and insurance premiums and policy deductibles typically decline. This usually results in an increase in industry-wide claim referrals which generally will increase claim referrals to us provided that we are able to maintain our existing market share.

A transition from a soft to a hard market is usually caused by one or two key factors, or sometimes a combination of both: weak financial markets or unacceptable losses from policy holders. When investments held by insurance companies begin to perform poorly, insurance companies typically turn their focus to managing their “bottom line” by better controlling underwriting risks and claim costs. However, even if financial markets perform well, the relaxed underwriting standards in a soft market can lead to unacceptable increases in the frequency and cost of claims, especially in geographic areas that are prone to frequent weather-related catastrophes. Either of these factors will usually lead the insurance industry to transition to a hard market. During a hard insurance underwriting market, insurance companies generally become more selective in the risks they underwrite and insurance premiums and policy deductibles typically increase, sometimes quite dramatically. This usually results in a reduction in industry-wide claim volumes, which generally reduces claim referrals to us unless we are able to offset the decline in claim referrals with growth in our market share. The global insurance industry is currently transitioning from the soft market conditions of the past few years to a harder market.

We are also impacted by decisions insurance companies may make to change the level of claims outsourced to independent claim service firms as opposed to those handled by their own in-house claims adjusters. Our ability to grow our market share in a highly fragmented and competitive market is primarily dependent on the delivery of superior quality service and effective sales efforts.

The legal settlement administration market is also highly competitive but comprised of a smaller number of specialized entities. The demand for legal settlement administration services is generally not directly tied to or affected by the insurance underwriting cycle. The demand for these services is largely dependent on the volume of securities and product liability class action settlements, the volume of Chapter 11 bankruptcy filings and the resulting settlements, and general economic conditions. Our revenues for legal settlement administration services are generally project based and we earn these revenues as we perform individual tasks and deliver the outputs as outlined in each project.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Summary Overview of 2008 Results of Operations

Consolidated net income improved to $32.3 million in 2008 from $16.1 million in 2007. We also continued our focus in 2008 on improving our receivables management, and our cash flow from operations improved by $47.7 million compared to 2007 despite significantly higher contributions in 2008 to our defined benefit pension plans.

2008 had nonrecurring items that impacted our consolidated net income: a non-taxable gain of $2.5 million related to the November 2008 sale of a subsidiary in the Netherlands, and a pre-tax charge of $3.3 million, or $2.4 million after tax, from restructuring activities in our U.S. Property & Casualty and International Operations segments.

As discussed in more detail in subsequent sections of our MD&A, we have four operating segments: U.S. Property & Casualty, International Operations, Broadspire, and Legal Settlement Administration. Strong revenue before reimbursements (“revenue”) growth in our International Operations and U.S. Property & Casualty segments more than offset revenue declines in our Broadspire and Legal Settlement Administration segments, resulting in a net 7.5% increase in 2008 in consolidated revenues before reimbursements. Operating earnings (a non-GAAP measure that is defined and discussed in more detail in subsequent sections of our MD&A) for all of our segments increased in 2008 compared to 2007. Compared to 2007, operating margins also improved in all four of our operating segments during 2008.

Our U.S. Property & Casualty segment had revenue and operating earnings growth in 2008. As a result of investments we made in previous years in employees, training, and quality, we believe we are now delivering a market-leading product. We are benefiting financially and operationally from increased process efficiencies linked to our implementation of the CMS2 technology system, which is our claims management platform in this segment. We have positioned our U.S. Property & Casualty segment to capture a larger share of the claims market as some of our clients consolidate their use of independent adjusters, and we see additional outsourcing opportunities from new and existing clients.

In our Broadspire segment, the number of workers’ compensation claims we received in 2008 declined by 9% compared to 2007. This decline in 2008 reflected overall declines during the last several years in the workers’ compensation market in general, and the recent impact of sharply lower U.S. employment levels. However, our client retention rate in our Broadspire segment on existing business remains high at approximately 90%. We remain confident in the long-term opportunities for Broadspire and we are continuing to manage our expenses closely and are making staffing models more responsive to the variable intake of new claims. In 2008, we also improved our inventory management programs to address the existing inventory of claims to ensure that it provides us more staffing flexibility. During 2008, Broadspire added additional

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

resources to its marketing team to better sell services in the claims and medical management marketplace and develop more innovative customer solutions. We began a broader rollout of our RiskTech system, our consolidated claims platform for this segment, in November 2008 and this is resulting in process improvements. As more clients are transitioned onto the RiskTech system, we should see reduced legacy information technology costs.

In our Legal Settlement Administration segment, we encountered pricing pressures from our clients and competitors in 2008. We expect this to continue in 2009. Unfavorable macro-economic events have slowed the pace of overall activity in the class action services market. Recently, there has been a consolidation of providers in the marketplace, which may benefit us going forward by reducing the number of competitors in the market. Revenues in our Legal Settlement Administration segment are generally project-based and can vary significantly based on the number, type, and size of class action settlements or bankruptcies.

RESULTS OF OPERATIONS

Consolidated net income was $32.3 million in 2008 compared to $16.1 million in 2007 and $15.0 million in 2006.

Consolidated net income in 2008 included a non-taxable gain of $2.5 million related to the sale of a Netherlands subsidiary and a $3.3 million charge, or $2.4 million after tax, for certain internal restructuring activities in our U.S. Property & Casualty and International Operations segments.

Consolidated net income in 2007 included a gain of $3.1 million, net of related income taxes, from the 2006 sale of our former corporate headquarters. This gain was initially deferred pending the expiration of a leaseback arrangement related to that facility, which expired during the second quarter of 2007. Consolidated net income for 2007 also included a gain of $2.5 million, net of related income taxes, from the sale of our former U.S. subrogation services business in February 2007, and the recognition of a previously unrecognized tax benefit of $2.0 million.

Consolidated net income in 2006 included an expense of $1.9 million, net of related income taxes, as a result of certain restructuring activities undertaken in connection with our acquisition of Broadspire Management Services, Inc. (“BMSI”) and the related refinancing of our outstanding debt. Consolidated net income in 2006 also included a gain of $1.9 million, net of related income taxes, on the disposal of our former investigative services business.

Operating earnings is our segment measure of profit required to be disclosed by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosure about Segments of Enterprises and Related Information,” as discussed in Note 10 to the accompanying audited consolidated financial statements included in this Annual Report.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker to evaluate the financial performance of our four operating segments and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate segment operating performance using the same criteria that our management uses. Operating earnings will differ from net income computed in accordance with accounting principles generally accepted in the United States (“GAAP”) since operating earnings excludes income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs.

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income tax expense is based on statutory rates in effect in each of the jurisdictions where we provide services, and vary throughout the world. Net corporate interest expense results from company-level capital structure decisions made by management. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting from business combinations. Stock option expense is the non-cash cost generally related to historically granted stock options which is not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment’s operating activities on a consistent basis.

Certain other gains and expenses arise from events (such as gains on sales of businesses and real estate and expenses related to restructurings) that are not considered part of our segment operating earnings since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Unallocated corporate and shared costs represent expenses and credits related to our CEO and Board of Directors, certain provisions for bad debt allowances or subsequent recoveries such as those related to bankrupt clients, defined benefit pension costs or credits for our frozen U.S. pension plan, certain software, and certain self-insurance costs and recoveries that are not allocated to our individual operating segments.

Income Taxes

Taxes on income totaled $11.6 million, $5.4 million, and $9.1 million for 2008, 2007, and 2006, respectively. Our consolidated effective income tax rate for financial reporting purposes may change periodically due to changes in enacted tax rates, fluctuations in the mix of income earned from our various domestic and international operations which may be subject to differing tax rates, our ability to utilize net operating loss carryforwards in certain of our subsidiaries, amounts related to uncertain income tax positions, and the implementation of tax planning strategies. Our effective tax rate, including discrete items and adjustment related to FIN 48, for financial reporting purposes was 26.4%, 25.1%, and 37.6% for 2008, 2007, and 2006, respectively. Compared to 2006, our effective tax rate

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

was lower in 2008 and 2007. The lower rate in 2008 was primarily due to the recognition of previously unrecognized tax credits, the recognition of research and development tax credits as a result of legislation passed by the U.S. Congress during October 2008, and the nontaxable gain on the 2008 sale of a Netherlands subsidiary. Compared to 2006, the lower rate in 2007 was due primarily to changes in uncertain tax positions and fluctuations in the mix of income earned from our international operations, which generally have lower tax rates than our U.S. operations.

Net Corporate Interest Expense

Net corporate interest expense is comprised of interest expense that we incur on our short- and long-term borrowings, partially offset by interest income we earn on available cash balances and short-term investments. These amounts vary based on interest rates, borrowings outstanding, and the amounts of invested cash and investments. Interest expense is also impacted by our interest rate swap agreement that we entered into in May 2007. Corporate interest expense totaled $19.6 million, $19.2 million, and $8.1 million for 2008, 2007, and 2006, respectively. The increases in interest expense in 2008 and 2007 compared to 2006 were due primarily to higher levels of outstanding borrowings as a result of our acquisition of BMSI. Corporate interest income totaled $2.0 million, $1.9 million, and $2.4 million in 2008, 2007, and 2006, respectively. Corporate interest income decreased in 2008 and 2007 compared to 2006 primarily due to the overall declines in interest rates during 2008 and 2007. Also during 2006, we received and recognized additional interest income of $288,000 related to a tax refund claim originally settled with the IRS in June 2004.

Amortization of Customer-Relationship Intangible Assets

Amortization of customer-relationship intangible assets represents the non-cash amortization expense of customer-relationship intangible assets arising from our 2006 acquisitions of BMSI and Specialty Liability Services, Ltd. (“SLS”). Amortization expense associated with these intangible assets totaled $6.0 million, $6.0 million, and $1.1 million in 2008, 2007, and 2006, respectively. This amortization is included in Selling, General, and Administrative expenses in our Consolidated Statements of Income.

Stock Option Expense

Stock option expense, a component of stock-based compensation expense, is comprised of non-cash expenses related to stock options granted under our various stock option and employee stock purchase plans. Many of our stock option grants that are subject to expense recognition under SFAS No. 123R, “Share-based Payment” (“SFAS 123R”), were granted prior to 2005. Stock option expense of $861,000, $1.2 million, and $1.2 million was recognized during 2008, 2007, and 2006, respectively, under the provisions of SFAS 123R. We adopted SFAS 123R effective January 1, 2006. Other stock-based compensation expense related to our Executive Stock Bonus Plan (performance shares and restricted shares) is charged to our four operating segments and included in the determination of segment operating earnings.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Unallocated Corporate and Shared Costs

Certain unallocated costs and credits are excluded from the determination of segment operating earnings. These unallocated corporate and shared costs primarily represent pension costs or credits related to our frozen U.S. defined benefit pension plan, expenses for our CEO and our Board of Directors, relocation costs associated with the 2007 move of our corporate headquarters, certain adjustments to our self-insured liabilities, software, and certain adjustments to our allowances for doubtful accounts receivable. From time to time, we evaluate which corporate costs and credits are appropriately allocated to our four operating segments. If changes are made to our allocation methodology, prior period allocations are revised to conform to our then-current allocation methodology. Unallocated corporate and shared costs were a net cost of $6.7 million and $8.9 million in 2008 and 2007, respectively, and a net credit of $116,000 in 2006.

Other Gains and Expenses

During 2008, our Netherlands subsidiary sold the capital stock of one of its subsidiaries. The $5.3 million sale price was paid to us in cash, and the net cash we received on the transaction was $4.3 million after subtracting the cash belonging to the sold entity. The gain recognized on this disposition was $2.5 million, including a cumulative currency translation adjustment of $344,000. The transaction was not taxable. In connection with this disposition, we derecognized goodwill of $1.4 million from our International Operations segment. The revenues and expenses of this subsidiary were not material to our consolidated financial statements or to the operating results of our International Operations segment, and accordingly we do not report the historical results of this disposed business as discontinued operations.

Also in 2008, we recorded a pretax restructuring charge of $3.3 million. The charge consisted of $1.8 million for severance and other costs in our International Operations segment, $300,000 for severance costs in our U.S. Property and Casualty segment, and $1.2 million for professional fees incurred in connection with a restructuring of certain of our legal entities in the U.S. and internationally. In connection with the restructuring, we expect to incur an additional $1.5 million of professional fees in 2009.

Effective February 28, 2007, we completed a strategic alliance with Trover Solutions, Inc. (“Trover”). As part of this transaction, we sold the operating assets of our former subrogation services business to Trover for $5.0 million in cash, plus a potential future earnout. This business was part of our U.S. Property & Casualty segment. We recognized a pre-tax gain of $4.0 million from this transaction and derecognized $571,000 of associated goodwill. Concurrent with the sale, we also entered into a services agreement with Trover. Under the terms of this agreement, Trover agreed to provide subrogation and recovery services to certain of our clients for which we would receive an administrative fee generated from the revenues earned by Trover. Due to the significance of this agreement in relationship to the sold business, we do not report the sold business as a discontinued operation for financial reporting purposes. The earnout measurement period has ended, and the amounts we received under the earnout were not material. Revenues before reimbursements from our former subrogation services business in 2007 and 2006 were $375,000 and $2.3 million, respectively.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

On June 30, 2006, we sold the land and building utilized as our former corporate headquarters in Atlanta, Georgia. These assets had a net carrying amount of $2.8 million. The base sale price of $8.0 million was received in cash at closing. Also on June 30, 2006, we entered into a 12-month leaseback agreement for these same facilities. In accordance with the provisions of SFAS No. 98, “Accounting for Leases,” we initially deferred recognition of the gain related to this sale until the leaseback agreement expired on June 30, 2007. During the second quarter of 2007, we relocated our corporate headquarters to another facility. Net of transaction costs, a pre-tax gain of $4.8 million was recognized in June 2007 upon expiration of the leaseback agreement. Under the sale agreement, the $8.0 million base sale price is subject to potential upward revision depending upon the buyer’s ability to subsequently redevelop the property. The pre-tax gain of $4.8 million was based on the base sale price and did not include any amount for the potential upward revision of the sales price. Should such revision subsequently occur, we could ultimately realize a larger gain.

During September 2006, we sold the operating assets of our former investigations services business to MJM Investigations, Inc. (“MJM”), resulting in a pre-tax gain of $3.1 million. This business was part of our U.S. Property & Casualty operating segment. We also entered into a long-term agreement with MJM to refer certain of our clients to MJM for surveillance and investigative services. Under this agreement, we are entitled to receive an administrative fee from MJM for these referrals. The operating results of our former investigations services business are included in our consolidated financial statements through the date of sale and, due to the significance of the agreement with MJM in relationship to this disposed business, we do not report the historical results of this disposed business as discontinued operations. After reflecting income taxes, this gain increased our 2006 net income by $1.9 million. Revenues before reimbursements from our former investigations services business in 2006 were approximately $6.5 million.

On October 31, 2006, we completed the acquisition of BMSI pursuant to a Stock Purchase Agreement dated August 18, 2006, and entered into a new secured credit agreement with a syndication of lenders. As a result of these transactions, we recorded a pretax charge of $3.1 million related to restructuring activities in the combined Broadspire operating segment, primarily for staff reductions and the consolidation of existing leased locations, and also a loss on the early retirement of our former credit facility. After reflecting income taxes, these expenses reduced 2006 net income by $1.9 million.

SEGMENT OPERATING RESULTS

As previously discussed, we evaluate our four operating segments primarily by use of a non-GAAP financial measurement referred to by us as segment operating earnings. Segment operating earnings differ from net income computed in accordance with GAAP since segment operating earnings exclude income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Our four operating segments, U.S. Property & Casualty, International Operations, Broadspire, and Legal Settlement Administration, represent components of our company for which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing operating performance. U.S. Property & Casualty serves the U.S. property and casualty insurance company market, including the product warranties and inspections marketplace. International Operations serves the property and casualty insurance company markets outside of the U.S. Broadspire serves the U.S. self-insurance marketplace. Legal Settlement Administration serves the securities, bankruptcy, and other legal settlements markets primarily in the U.S.

In the normal course of our business, we sometimes pay for certain out-of-pocket expenses that are reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses in our Consolidated Statement of Income. In some of the discussion and analysis that follows, we do not believe it is informative to include the GAAP-required gross up of our revenues and expenses for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our Consolidated Statement of Income with no impact to our net income. Unless noted in the following discussion and analysis, revenue amounts exclude reimbursements for out-of-pocket expenses and expense amounts exclude reimbursed out-of-pocket expenses, income taxes, net corporate interest expense, amortization expense for customer-relationship intangible assets, stock option expense, certain other gains and expenses, and unallocated corporate and shared costs.

Our discussion and analysis of the operating expenses included in our segment operating earnings is comprised of two components. “Direct Compensation and Fringe Benefits” includes all compensation, payroll taxes, and benefits provided to our employees, which as a service company, represents our most significant and variable expense. “Expenses Other Than Direct Compensation and Fringe Benefits” includes outsourced services, office rent and occupancy costs, other office operating expenses, cost of risk, amortization and depreciation expense other than amortization of customer-relationship intangible assets, and allocated corporate and shared costs.

Allocated corporate and shared costs are allocated to our four operating segments based primarily on usage. These allocated costs are included in the determination of segment operating earnings. If we change our allocation methods or change the types of costs that are allocated to our four operating segments, prior periods are adjusted to reflect the current allocation process.

As disclosed in Note 1 of our accompanying consolidated financial statements, the financial statements of our International Operations segment, other than Canada and the Caribbean, are included in our consolidated financial statements on a two-month delayed basis under the provisions of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” in order to provide sufficient time for accumulation of their results.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report to Shareholders.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Operating results for our U.S. Property & Casualty, International Operations, Broadspire, and Legal Settlement Administration segments reconciled to consolidated net income, were as follows:

(in thousands)				% Change From Prior Year
Year Ended December 31,	2008	2007	2006	2008	2007
Revenues Before Reimbursements:
U.S. Property & Casualty	$216,753	$192,966	$225,337	12.3%	(14.4)%
International Operations	445,056	376,639	303,697	18.2%	24.0%
Broadspire	311,841	321,331	174,917	(3.0)%	83.7%
Legal Settlement Administration	74,932	84,207	115,571	(11.0)%	(27.1)%

Total, before reimbursements	1,048,582	975,143	819,522	7.5%	19.0%
Reimbursements	87,334	76,135	80,858	14.7%	(5.8)%

Total Revenues	$1,135,916	$1,051,278	$900,380	8.1%	16.8%

Direct Compensation & Fringe Benefits:
U.S. Property & Casualty	$133,933	$126,146	$142,191	6.2%	(11.3)%
% of related revenues before reimbursements	61.8%	65.4%	63.1%
International Operations	303,197	260,041	212,522	16.6%	22.4%
% of related revenues before reimbursements	68.1%	69.1%	70.0%
Broadspire	175,412	183,481	115,015	(4.4)%	59.5%
% of related revenues before reimbursements	56.3%	57.1%	65.8%
Legal Settlement Administration	35,359	39,500	42,861	(10.5)%	(7.8)%
% of related revenues before reimbursements	47.2%	46.9%	37.1%

Total	$647,901	$609,168	$512,589	6.4%	18.8%
% of Revenues before reimbursements	61.8%	62.5%	62.5%

Expenses Other than Direct Compensation & Fringe Benefits:
U.S. Property & Casualty	$60,206	$59,199	$64,970	1.7%	(8.9)%
% of related revenues before reimbursements	27.8%	30.7%	28.8%
International Operations	102,966	91,938	76,724	12.0%	19.8%
% of related revenues before reimbursements	23.2%	24.4%	25.2%
Broadspire	132,903	134,709	81,505	(1.3)%	65.3%
% of related revenues before reimbursements	42.6%	41.9%	46.6%
Legal Settlement Administration	28,759	33,980	51,655	(15.4)%	(34.2)%
% of related revenues before reimbursements	38.4%	40.4%	44.7%

Total, before reimbursements	324,834	319,826	274,854	1.6%	16.4%
% of Revenues before reimbursements	31.0%	32.8%	33.5%
Reimbursements	87,334	76,135	80,858	14.7%	(5.8)%

Total	$412,168	$395,961	$355,712	4.1%	11.3%
% of Revenues	36.3%	37.7%	39.5%
Operating Segment Earnings (Loss):
U.S. Property & Casualty	$22,614	$7,621	$18,176	196.7%	(58.1)%
% of related revenues before reimbursements	10.4%	3.9%	8.1%
International Operations	38,893	24,660	14,451	57.7%	70.6%
% of related revenues before reimbursements	8.7%	6.5%	4.8%
Broadspire	3,526	3,141	(21,603)	12.3%	114.5%
% of related revenues before reimbursements	1.1%	1.0%	(12.4)%
Legal Settlement Administration	10,814	10,727	21,055	0.8%	(49.1)%
% of related revenues before reimbursements	14.4%	12.7%	18.2%
Add/(deduct):
Unallocated corporate credits and shared costs, net	(6,728)	(8,919)	116	(24.6)%	nm
Net corporate interest expense	(17,622)	(17,326)	(5,753)	1.7%	201.2%
Stock option expense	(861)	(1,191)	(1,220)	(27.7)%	(2.4)%
Amortization of customer-relationship intangible assets	(6,025)	(6,025)	(1,124)	0.0%	436.0%
Other gains and expenses, net	(788)	8,824	(27)	(108.9)%	nm
Income taxes	(11,564)	(5,396)	(9,060)	114.3%	(40.4)%

Net income	$32,259	$16,116	$15,011	100.2%	7.4%

nm = not meaningful

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

U.S. PROPERTY & CASUALTY SEGMENT

As of January 1, 2008, our Strategic Warranty Services unit was transferred to our U.S. Property & Casualty segment from our Legal Settlement Administration segment. Segment results for prior periods have been restated to reflect this transfer.

In the first quarter of 2007, we sold our subrogation services business. See “Results of Consolidated Operations – Other Gains and Expenses” above.

Operating Earnings

Operating earnings for our U.S. Property & Casualty segment increased from $7.6 million in 2007 to $22.6 million in 2008, representing an operating margin of 10.4% in 2008 compared to 3.9% in 2007. These increases in 2008 were primarily due to increased catastrophe-related property claims as discussed below, and also due to technology-driven operating efficiencies resulting from our ongoing technology investments in this segment.

Revenues before Reimbursements

U.S. Property & Casualty revenues are primarily generated from the property and casualty insurance company markets, with additional revenues generated from the warranties and inspections marketplace.

U.S. Property & Casualty revenues before reimbursements increased to $216.8 million in 2008 compared to $193.0 million in 2007. This 2008 increase was due primarily to increased property and catastrophic claims activity in 2008. Revenues generated by our catastrophe adjusters totaled $22.9 million in 2008 compared to $8.3 million in 2007.

U.S. Property & Casualty revenues before reimbursements increased a net of 12.3% from 2007 to 2008 due to the following factors. In 2008, revenues declined 0.2% due to the 2007 sale of our former subrogation services business. Revenues increased 10.7% from 2007 due to changes in the mix of services provided and in the rates charged for those services. Segment unit volume, measured principally by cases received, increased 1.8% from 2007 to 2008. The increase in revenue produced by our catastrophe adjusters and the increase in property claims from our U.S. insurance company clients increased our average revenue per claim in 2008.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our U.S. Property & Casualty segment were $11.2 million in 2008, increasing from $10.8 million in 2007. The increase in 2008 was due primarily to higher vehicle fuel costs and mileage reimbursements.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Case Volume Analysis

Excluding the disposition of our subrogation services business in 2007, U.S. Property & Casualty unit volumes by major service line, as measured by cases received, for 2008 and 2007 were as follows:

(whole numbers)	2008	2007	Variance
Property	212,555	166,679	27.5%
Vehicle	76,668	110,436	(30.6)%
Casualty	70,181	86,088	(18.5)%
Warranty Services	57,687	55,406	4.1%
Catastrophe Services	24,499	12,012	104.0%
Workers’ Compensation and Other	17,225	20,220	(14.8)%

Total U.S. Property & Casualty Cases Received	458,815	450,841	1.8%

The 2008 increases in property and catastrophe services claims were due primarily to severe weather in 2008 from Hurricanes Dolly, Gustav, and Ike, and also due to storm activity in portions of Florida, Louisiana, Texas, Missouri, Ohio and Pennsylvania. Hurricanes Dolly, Gustav, and Ike generated over 24,000 claims in 2008. The 2008 decline in vehicle claims was due primarily to the decision of a large client to insource the handling of claims that were previously outsourced to us. The 2008 decrease in casualty claims was primarily due to reductions in claims referred from our existing clients. The 2008 increase in warranty services claims was primarily due to increased claims from our existing and new clients. The 2008 decrease in workers’ compensation claims was due primarily to lower referrals for outside investigations from insurance carriers and our Broadspire segment.

Direct Compensation and Fringe Benefits

U.S. Property & Casualty direct compensation and fringe benefits expense, as a percent of segment revenues before reimbursements, decreased to 61.8% in 2008 compared to 65.4% in 2007. This percentage decrease in 2008 was due primarily to higher revenues and increased operating efficiencies obtained from the Company’s ongoing technology investments in this segment. There was an average of 1,676 full-time equivalent employees (including 132 catastrophe adjusters) in 2008 compared to an average of 1,746 (including 62 catastrophe adjusters) in 2007. During the 2008 hurricane season, we deployed over 300 catastrophe adjusters to the Gulf Coast region of the U.S in response to hurricanes.

U.S. Property & Casualty salaries and wages increased 8.0%, to $111.6 million in 2008 from $103.3 million in 2007. The increase in 2008 compared to 2007 was due primarily to higher incentive compensation costs in 2008 related to the increase in operating earnings and revenues. Incentive compensation is variable and is tied to growth in revenues and operating earnings and to reductions in a days-sales-outstanding measure for accounts receivable. Payroll taxes and fringe benefits for U.S. Property & Casualty totaled $22.4 million in 2008, decreasing 2.2% from 2007 expenses of $22.9 million. The decrease in 2008 compared to 2007 was due primarily to the reduction in the number of average full-time equivalent employees in 2008 in this segment.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

U.S. Property & Casualty expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of U.S. Property & Casualty revenues before reimbursements to 27.8% in 2008 from 30.7% in 2007. The decrease in the amount as a percentage of segment revenues before reimbursements in 2008 was primarily due to higher revenues in 2008. The dollar amount of these expenses increased slightly in 2008 due mainly to the increased number of catastrophe adjusters.

INTERNATIONAL OPERATIONS SEGMENT

Operating Earnings

International Operations’ operating earnings increased to $38.9 million in 2008, an increase of 57.7% from 2007 operating earnings of $24.7 million for the reasons described below. This improvement reflected an increase in the operating margin from 6.5% in 2007 to 8.7% in 2008.

Revenues before Reimbursements

Substantially all International Operations segment revenues are earned from the property and casualty insurance company market outside of the U.S.

Revenues before reimbursements from our International Operations segment totaled $445.1 million in 2008, an 18.2% increase from the $376.6 million in 2007. This 2008 revenue increase was due to the net impact of changes in case volumes, currency exchange rates, and changes in the mix of services provided and in the rates charged for those services. Compared to 2007, the U.S. dollar was weaker in 2008 against most major foreign currencies, resulting in a net exchange rate benefit in 2008 of 2.8%. Excluding the benefit of exchange rate fluctuations, International Operations revenues would have been $434.5 million in 2008 reflecting growth in revenues on a constant dollar basis of 15.4%. Excluding the disposition of a Netherlands subsidiary in 2008, International Operations unit volume, measured principally by cases received, declined 3.3% in 2008 compared to 2007. This decline primarily reflected decreased case referrals during 2008 in the United Kingdom and Continental Europe, Middle East, & Africa (“CEMEA”) regions of our International Operations segment, as discussed below. Revenues before reimbursements increased 18.9% from changes in the mix of services provided and in the rates charged for those services. An overall decrease in high-frequency, low severity claims increased our average revenue per claim in 2008. The disposition of the Netherlands subsidiary in 2008 decreased revenues by $576,000, or 0.2%, in 2008 compared to 2007.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our International Operations segment increased to $42.1 million in 2008 from $38.7 million in 2007. This increase in 2008 was due primarily to higher out-of-pocket reimbursable expenses related to a major Canadian service agreement and also due to a weaker U.S. dollar in 2008.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Case Volume Analysis

Excluding the impact of the 2008 disposition of our Netherlands subsidiary, International Operations unit volumes by region for 2008 and 2007 were as follows:

(whole numbers)	2008	2007	Variance
United Kingdom	162,380	196,658	(17.4)%
Americas	228,396	201,795	13.2%
CEMEA	132,485	148,003	(10.5)%
Asia/Pacific	95,490	93,216	2.4%

Total International Operations Cases Received	618,751	639,672	(3.3)%

The 2008 decrease in the United Kingdom case volumes was due primarily to higher flood claims in the prior year. The 2008 increase in the Americas case volumes was primarily due to higher claims volume in Canada from storm-related activity during 2008 and higher claims volume from new and existing clients, partially offset by a decrease in high frequency, low severity claims activity in Brazil. The decrease in CEMEA case volume was due primarily to a reduction of storm-related claims in the current year in France, Holland, and Germany, and a decrease in high frequency, low severity claims activity in Spain. The 2008 increase in Asia-Pacific case volumes was primarily due to high frequency, low severity claims activity in China and Singapore and an increase in weather-related activity in Australia.

Direct Compensation and Fringe Benefits

As a percent of segment revenues before reimbursements, direct compensation expense including related payroll taxes and fringe benefits, decreased to 68.1% in 2008 from 69.1% in 2007. This percentage decrease in 2008 was primarily due to higher revenues in Canada and the U.K. and the management of related expenses. There was an average of 4,229 International Operations full-time equivalent employees in 2008, up from 3,702 in 2007.

Salaries and wages of International Operations segment personnel increased 17.4% to $259.5 million in 2008 compared to $221.0 million in 2007, decreasing as a percent of revenues before reimbursements from 58.7% in 2007 to 58.3% in 2008. The dollar amount increase in these expenses in 2008 was primarily related to the increase in employees necessary to service the increased revenues and a weaker U.S. dollar during 2008. Payroll taxes and fringe benefits increased 12.1% to $43.7 million in 2008 compared to $39.0 million in 2007, decreasing as a percent of revenues before reimbursements from 10.4% in 2007 to 9.8% in 2008.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of segment revenues before reimbursements from 24.4% in 2007 to 23.2% in 2008. This percentage decrease in 2008 was due primarily to increased operational efficiencies which allowed us to service additional revenue without adding an equivalent amount of costs.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

BROADSPIRE SEGMENT

Operating Earnings

Our Broadspire segment recorded operating earnings of $3.5 million, or 1.1% of segment revenues before reimbursements in 2008, compared to $3.1 million, or 1.0% of segment revenues before reimbursements in 2007.

Revenues before Reimbursements

Broadspire segment revenues are primarily derived from workers’ compensation and liability claims management, medical management for workers’ compensation, vocational rehabilitation, and risk management information services provided to the U.S. self-insured marketplace.

Broadspire segment revenues before reimbursements decreased 3.0% to $311.8 million in 2008 compared to $321.3 million in 2007. Unit volumes for the Broadspire segment, measured principally by cases received, decreased 11.1% from 2007 to 2008. Revenues increased by 8.1% from changes in the mix of services provided and in the rates charged for those services, resulting in a net 3.0% decrease in Broadspire segment revenues before reimbursements from 2007 to 2008.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our Broadspire segment were $5.3 million in 2008, decreasing from $6.2 million in 2007. This 2008 decrease was primarily attributable to the declines in case volumes.

Case Volume Analysis

Broadspire unit volumes by major service line, as measured by cases received, for 2008 and 2007 were as follows:

(whole numbers)	2008	2007	Variance
Workers’ Compensation	162,548	178,782	(9.1)%
Casualty	73,236	87,417	(16.2)%
Other	14,637	15,645	(6.4)%

Total Broadspire Cases Received	250,421	281,844	(11.1)%

The 2008 decline in workers’ compensation claims reflected a continuing decline in reported workplace injuries in the U.S. This decline has been a decade-long trend and has resulted in a loss in revenue from our existing customer base. The sharp increase in U.S. unemployment levels in the 2008 fourth quarter also negatively impacted workers’ compensation claim referrals. The 2008 decline in casualty claims was primarily due to reductions in claims from certain of our existing clients, partially offset by net new business gains.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Direct Compensation and Fringe Benefits

Broadspire’s direct compensation and fringe benefits expense, as a percent of the related revenues before reimbursements, decreased to 56.3% in 2008 compared to 57.1% in 2007. The decrease in 2008 was primarily due to fewer full-time equivalent employees in 2008 as a result of reduced case volumes. Average full-time equivalent employees totaled 2,362 in 2008, down from 2,506 in 2007.

Broadspire segment salaries and wages decreased 4.3%, to $144.8 million in 2008 from $151.3 million in 2007. Payroll taxes and fringe benefits for our Broadspire segment totaled $30.6 million in 2008, decreasing 5.0% from 2007 expenses of $32.2 million. These 2008 decreases were primarily the result of the reduction in the number of full-time equivalent employees in 2008.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Broadspire segment expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of segment revenues before reimbursements to 42.6% in 2008 from 41.9% in 2007. This percentage increase was primarily due to lower revenue, as the actual 2008 expenses were down year-over-year due primarily to lower provisions for doubtful accounts receivable and office operating expenses in 2008.

LEGAL SETTLEMENT ADMINISTRATION SEGMENT

As of January 1, 2008, our Strategic Warranty Services unit was transferred to our U.S. Property & Casualty segment from our Legal Settlement Administration segment. Segment results for prior periods have been restated to reflect this transfer.

Operating Earnings

Our Legal Settlement Administration segment reported 2008 operating earnings of $10.8 million, increasing slightly from $10.7 million in 2007 with the related operating margin increasing from 12.7% in 2007 to 14.4% in 2008 for the reasons discussed below.

Revenues before Reimbursements

Legal Settlement Administration revenues are primarily derived from securities, product liability and other legal settlements, and bankruptcy administration.

Legal Settlement Administration revenues before reimbursements declined 11.0% to $74.9 million in 2008, compared to $84.2 million in 2007. Legal Settlement Administration revenues are project-based and can fluctuate significantly due primarily to the timing of securities class action and bankruptcy settlements. During 2008, we were awarded 182 new settlement administration assignments compared to 192 in 2007. At December 31, 2008 we had a backlog of awarded projects totaling approximately $41.9 million, compared to $45.0 million at December 31, 2007. Of the $41.9 million backlog at December 31, 2008, an estimated $34.2 million is expected to be earned and included in revenues within the next twelve months.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for Legal Settlement Administration were $28.7 million in 2008, increasing from $20.5 million in 2007. The increase in 2008 was due primarily to large noticing projects in 2008 that required significant amounts of out-of-pocket reimbursable expenses. The nature and volume of work performed in our Legal Settlement Administration segment typically require more reimbursable out-of pocket expenditures than our other operating segments.

Transaction Volume

Legal Settlement Administration services are generally project-based and not denominated by individual claims. Depending upon the nature of projects and their respective stages of completion, the volume of transactions or tasks performed in this segment can vary, sometimes significantly.

Direct Compensation and Fringe Benefits

Legal Settlement Administration’s direct compensation expense, including related payroll taxes and fringe benefits, as a percent of segment revenues before reimbursements, increased to 47.2% in 2008 compared to 46.9% in 2007. The 2008 percentage increase was primarily due to declines in revenues. The 2008 decrease in the dollar amount of these expenses was due primarily to the reduced number of full-time equivalent employees in 2008 and reduced incentive compensation expenses in 2008. There was an average of 336 full-time equivalent employees in 2008, compared to an average of 412 in 2007.

Legal Settlement Administration salaries and wages, including incentive compensation, decreased 10.1% to $31.0 million in 2008 from $34.5 million in 2007. This 2008 decrease was primarily the result of lower incentive compensation cost as a result of lower revenues and operating earnings in 2008. Payroll taxes and fringe benefits for Legal Settlement Administration totaled $4.4 million in 2008, decreasing 12.0% from 2007 expenses of $5.0 million. This 2008 decrease was primarily the result of the decrease in the number of full-time equivalent employees in 2008.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Legal Settlement Administration expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of related segment revenues before reimbursements to 38.4% in 2008 from 40.4% in 2007. The 2008 decrease was primarily due to changes in the utilization of outsourced service providers.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

U.S. PROPERTY & CASUALTY SEGMENT

In the third quarter of 2006, we sold our investigation services business. See “Results of Consolidated Operations—Other Gains and Expenses” above.

Operating Earnings

Operating earnings for our U.S. Property & Casualty segment decreased from $18.2 million in 2006 to $7.6 million in 2007, which represented an operating margin of 3.9% in 2007 compared to 8.1% in 2006. These declines in 2007 were primarily due to the decreases in revenues and incremental profits produced by our catastrophe adjusters and lower casualty claim frequency, as discussed below.

Revenues before Reimbursements

U.S. Property & Casualty revenues before reimbursements decreased to $193.0 million in 2007 compared to $225.3 million in 2006. This decline in 2007 was due primarily to lower casualty and catastrophic claims activity, the sale of our former subrogation services business in the first quarter of 2007, and the sale of our former investigation services business in the third quarter of 2006. The gains on the sales of these two businesses were not included in U.S. Property & Casualty’s operating earnings. Revenues generated by our catastrophe adjusters totaled $8.3 million in 2007 compared to $24.3 million in 2006. In 2006, we were responding to catastrophic claims in the northeastern and midwestern sections of the U.S. and completing carryover claims resulting from 2005 hurricanes Katrina, Rita and Wilma. There were no major hurricanes impacting the U.S. in 2007 or 2006, and thus 2007 revenues were not impacted by 2007 catastrophe-related claims or carryover claims from 2006 catastrophes. U.S. Property & Casualty revenues in 2006 included $6.5 million produced by our former investigation services business. Our former investigation services business was sold in the 2006 third quarter. Revenues in 2006 also included $2.3 million produced by our former subrogation services business. The assets and operations of the subrogation services business were sold in the 2007 first quarter.

U.S. Property & Casualty revenues before reimbursements declined a net of 14.4% from 2006 to 2007 due to the following factors. In 2007, U.S. Property & Casualty segment revenues declined 3.4% from 2006 due to the sale of our former subrogation services and investigation services businesses and declined 14.3% from changes in the mix of services provided and in the rates charged for those services. Segment unit volume, measured principally by cases received and excluding claims associated with the sold investigations service and subrogation businesses, increased 3.3% from 2006 to 2007. The 2007 decrease in revenue produced by our catastrophe adjusters and the increase in referrals of high-frequency, low-severity vehicle claims from our U.S. insurance company clients decreased our average revenue per claim in 2007 compared to 2006.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our U.S. Property & Casualty segment were $10.8 million in 2007, decreasing slightly from $10.9 million in 2006.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Case Volume Analysis

Excluding dispositions, U.S. Property & Casualty unit volumes by major service line, as measured by cases received, for 2007 and 2006 were as follows:

(whole numbers)	2007	2006	Variance
Property	168,847	164,300	2.8%
Vehicle	110,436	101,836	8.4%
Casualty	95,478	103,988	(8.2)%
Warranty Services	55,406	46,536	19.1%
Catastrophe Services	12,012	23,208	(48.2)%
Workers’ Compensation	21,296	17,827	19.5%
Other	9,431	39	nm

Total U.S. Property & Casualty Cases Received	472,906	457,734	3.3%

nm= not meaningful

The 2007 increase in property claims was due to increases in high-frequency, low-severity claims. The 2007 increase in vehicle claims was primarily due to additional claims referred to us under an outsourcing contract entered into during 2006. The 2007 decline in casualty claims was due primarily to a reduction in claims from our existing clients. The 2007 increase in warranty services claims was due to an increase in claims from existing and new clients. The 2007 decline in catastrophe services claims was due to an overall lack of catastrophic events in 2007 in the U.S. compared to 2006, which included catastrophic claims in the northeastern and southeastern sections of the U.S. and carryover claims resulting from the 2005 hurricanes. Workers’ Compensation claims increased in 2007 due to increased referrals for outside investigations from our Broadspire segment.

Direct Compensation and Fringe Benefits

U.S. Property & Casualty direct compensation and fringe benefits expense, as a percent of the related revenues before reimbursements, increased to 65.4% in 2007 compared to 63.1% in 2006. This percentage increase primarily reflected lower staff utilization in this segment during 2007. There was an average of 1,746 full-time equivalent employees (including 62 catastrophe adjusters) in 2007 compared to an average of 2,074 (including 147 catastrophe adjusters) in 2006. The number of employees for the 2006 period included 84 employees in our former investigation services business and 26 employees in our former subrogation services business. The assets and operations of the investigation services business were sold in 2006 and the assets and operations of the subrogation services business were sold in 2007.

U.S. Property & Casualty salaries and wages decreased 11.3%, to $103.3 million in 2007 from $116.5 million in 2006. This 2007 decrease was the result of the reduced staffing levels in response to lower revenues and administrative efficiencies generated from a new claims management system (CMS2) introduced during 2007. Payroll taxes and fringe benefits for U.S. Property & Casualty totaled $22.9 million in 2007, decreasing 10.9% from 2006 costs of $25.7 million.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

U.S. Property & Casualty expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits increased as a percent of U.S. Property & Casualty revenues before reimbursements to 30.7% in 2007 from 28.8% in 2006. This percentage increase was primarily due to a decrease in revenue in 2007, even though the actual dollar amounts of these expenses decreased in 2007. The decline in the actual dollar amount of these expenses in 2007 reflected our efforts to reduce costs in light of reduced revenues and was also due to lower office operating expenses resulting from the reduced number of employees in 2007.

INTERNATIONAL OPERATIONS SEGMENT

Operating Earnings

International Operations’ operating earnings increased to $24.7 million in 2007, an increase of 70.6% from 2006 operating earnings of $14.5 million. This improvement reflected an increase in the operating margin from 4.8% in 2006 to 6.5% in 2007.

Revenues before Reimbursements

Revenues before reimbursements from our International Operations segment totaled $376.6 million in 2007, a 24.0% increase from the $303.7 million in 2006. Compared to 2006, the U.S. dollar was weaker in 2007 against most major foreign currencies, resulting in a net exchange rate benefit in 2007 of 9.0%. Excluding the benefit of exchange rate fluctuations, International Operations revenues would have been $349.4 million in 2007, reflecting growth in revenues on a constant dollar basis of 15.0%. Excluding acquisitions, International Operations unit volume, measured principally by cases received, increased 28.3% in 2007 compared to 2006. This growth primarily reflected increased case referrals in each geographic region of our International Operations segment in 2007. Revenues before reimbursements decreased 15.7% from changes in the mix of services provided and in the rates charged for those services. An increase in high-frequency, low severity claims decreased our average revenue per claim in 2007. The acquisition of SLS during the 2006 fourth quarter increased revenues by 2.4% or $7.3 million in 2007 as compared to 2006.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for our International Operations segment increased to $38.7 million in 2007 from $29.6 million in 2006. This increase was due primarily to higher revenues and claims volume in the U.K. and Canada and also due to a weaker U.S. dollar during 2007.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Case Volume Analysis

Excluding the impact of acquisitions and dispositions, International Operations case volumes by region for 2007 and 2006 were as follows:

(whole numbers)	2007	2006	Variance
United Kingdom	192,535	161,285	19.4%
Americas	201,795	148,111	36.2%
CEMEA	149,569	112,673	32.7%
Asia/Pacific	88,567	71,071	24.6%

Total International Operations Cases Received	632,466	493,140	28.3%

The increase in case volume in the U.K. during 2007 was due to an increase in claims from new client agreements entered into during 2006 and 2007 and significant claims volume generated by the U.K. flooding events in June and July 2007. The increase in the Americas case volume was primarily due to increased business in Canada from new and existing clients, and an increase in high frequency, low-severity claims activity in Brazil and Peru. The increase in CEMEA case volume was primarily due to weather-related claims in the Netherlands and increased volume from existing clients in Belgium, Germany, Norway, and Sweden. The Asia/Pacific increase in case volume was primarily due to high frequency, low-severity claims activity in Singapore and an increase in weather-related activity, primarily in Australia and Malaysia.

Direct Compensation and Fringe Benefits

As a percent of segment revenues before reimbursements, direct compensation expense, including related payroll taxes and fringe benefits, decreased slightly to 69.1% in 2007 from 70.0% in 2006. This percentage decrease was primarily due to increased utilization of staff as a result of the increases in the number of cases received. There was an average of 3,702 full-time equivalent employees in 2007, up from 3,439 in 2006.

Salaries and wages of International Operations segment personnel increased 24.9% to $221.0 million in 2007 compared to $177.0 million in 2006, increasing as a percent of revenues before reimbursements from 58.3% in 2006 to 58.7% in 2007. This increase was primarily related to the increase in employees necessary to service the increased revenues resulting from new service agreements and due to a weaker U.S. dollar during 2007. Payroll taxes and fringe benefits increased 9.9% to $39.0 million in 2007 compared to $35.5 million in 2006, decreasing as a percent of revenues before reimbursements from 11.7% in 2006 to 10.4% in 2007.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of segment revenues before reimbursements from 25.2% in 2006 to 24.4% in 2007. This percentage decrease in 2007 was due primarily to increased revenues without corresponding increases in expenses as a result of operating efficiencies which allowed us to service additional revenue without adding an equivalent amount of costs.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

BROADSPIRE SEGMENT

Operating Earnings

Our Broadspire segment recorded operating earnings of $3.1 million, or 1.0% of segment revenues before reimbursements in 2007, compared to an operating loss of $21.6 million or 12.4% of segment revenues before reimbursements in 2006. Operating results for our Broadspire segment only include BMSI results after the date which we acquired them, October 31, 2006. The 2007 improvements reflected incremental operating earnings generated by the acquired BMSI business and cost reduction initiatives started in November 2006 and continued into 2007. We took significant steps to reduce operating expenses in the combined Broadspire operations, primarily through staff reductions and consolidating existing leased office facilities.

Revenues before Reimbursements

Broadspire segment revenues before reimbursements increased 83.7% to $321.3 million in 2007 compared to $174.9 million in 2006. The acquisition of BMSI contributed $192.1 million and $33.1 million in revenues in 2007 and 2006, respectively. Our acquisition of BMSI increased Broadspire segment revenues by 109.8% in 2007. Excluding the impact of the BMSI acquisition on 2007 cases received, unit volumes for the Broadspire segment, measured principally by cases received, decreased 15.4% from 2006 to 2007. Revenues decreased by 10.7% from changes in the mix of services provided by our former Crawford Integrated Services business (now part of the combined Broadspire segment) and in the rates charged for those services, resulting in a total 83.7% increase in Broadspire segment revenues before reimbursements from 2006 to 2007.

Case Volume Analysis

Excluding the impact of the BMSI acquisition, Broadspire unit volumes by major service line, as measured by cases received, for 2007 and 2006 were as follows:

(whole numbers)	2007	2006	Variance
Workers’ Compensation	76,807	91,936	(16.5)%
Casualty	67,493	74,942	(9.9)%
Other	15,645	22,266	(29.7)%

Total Broadspire Cases Received	159,945	189,144	(15.4)%

The decline in workers’ compensation and casualty claims in 2007 was primarily due to reductions in claims from our existing clients, only partially offset by net new business gains, and reflected a continuing decline in reported workplace injuries in the U.S. The acquisition of BMSI resulted in 121,899 claims referred to us in 2007 which are not included in the above table. The decline in other claims in 2007 was primarily due to a decline in utilization review cases which is typically congruent with workers’ compensation case trends.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for the Broadspire segment were $6.2 million in 2007, increasing from $3.6 million in 2006. This increase was primarily attributable to increased reimbursements related to the acquired business of BMSI.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Direct Compensation and Fringe Benefits

Broadspire’s direct compensation and fringe benefits expense, as a percent of the related revenues before reimbursements, decreased to 57.1% in 2007 compared to 65.8% in 2006. This percentage decrease primarily reflected the synergies created by the integration associated with the acquisition of BMSI. These synergies reduced overall expenses by approximately $30.4 million in 2007, with no negative impact on revenues. Average full-time equivalent employees, including the acquired BMSI, totaled 2,506 in 2007, down from 2,781 in 2006.

Broadspire segment salaries and wages increased 58.6%, to $151.3 million in 2007 from $95.4 million in 2006. This increase was primarily the result of additional compensation expense of $76.1 million in 2007 associated with the acquired BMSI business. Payroll taxes and fringe benefits for the Broadspire segment totaled $32.2 million in 2007, increasing 64.3% from 2006 costs of $19.6 million, due primarily to the full-year impact of the BMSI acquisition, which added $17.5 million in payroll taxes and fringe benefits during 2007.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Broadspire segment expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of segment revenues before reimbursements to 41.9% in 2007 from 46.6% in 2006. This percentage decrease was primarily due to the cost reduction initiatives undertaken in connection with the acquisition of BMSI. As part of those cost reduction initiatives, through December 31, 2007 we had closed and consolidated approximately 26 leased offices throughout the U.S.

LEGAL SETTLEMENT ADMINISTRATION SEGMENT

Operating Earnings

Our Legal Settlement Administration segment reported 2007 operating earnings of $10.7 million, decreasing from $21.1 million in 2006 for the reasons discussed below, with the related operating margin declining from 18.2% in 2006 to 12.7% in 2007.

Revenues before Reimbursements

Legal Settlement Administration revenues before reimbursements declined 27.1% to $84.2 million in 2007 compared to $115.6 million in 2006. Legal Settlement Administration revenues are project-based and can fluctuate significantly period-to-period. During 2007, we were awarded 192 new settlement administration assignments compared to 200 in 2006. At December 31, 2007 we had a backlog of projects awarded totaling approximately $45.0 million, compared to $34.1 million at December 31, 2006.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses included in total revenues for Legal Settlement Administration were $20.5 million in 2007, decreasing from $36.7 million in 2006. This 2007 decrease was primarily attributable to lower Legal Settlement Administration revenues in 2007 and higher out-of-pocket costs in 2006 related to certain

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

securities class action settlements that we were administering. The nature and volume of work performed in our Legal Settlement Administration segment typically requires more reimbursable out-of-pocket expenditures than our other operating segments.

Transaction Volume

Legal Settlement Administration services are generally project-based and not denominated by individual claims. Depending upon the nature of projects and their respective stages of completion, the volume of transactions or tasks performed in this segment can vary, sometimes significantly.

Direct Compensation and Fringe Benefits

Legal Settlement Administration’s direct compensation expense, including related payroll taxes and fringe benefits, as a percent of segment revenues before reimbursements, increased to 46.9% in 2007 compared to 37.1% in 2006. The 2007 percentage increase was primarily due to an increase in operating capacity during 2007 caused by lower class action settlement activity. Also in 2007, we utilized internal staff resources to perform more tasks related to our service delivery and did not use outsourced service providers to the extent that we had in prior periods. There was an average of 412 full-time equivalent employees in this segment in 2007, compared to an average of 474 in 2006.

Legal Settlement Administration salaries and wages, including incentive compensation, decreased 10.0%, to $34.5 million in 2007 from $38.3 million in 2006. This decrease was primarily the result of lower incentive compensation expense as the result of lower revenues and operating earnings. Payroll taxes and fringe benefits for Legal Settlement Administration totaled $5.0 million in 2007, increasing 11.1% from 2006 expenses of $4.5 million. The increase in 2007 was due primarily to higher costs for employee benefits.

Expenses Other than Reimbursements, Direct Compensation and Fringe Benefits

Legal Settlement Administration expenses other than reimbursements, direct compensation and related payroll taxes and fringe benefits decreased as a percent of related segment revenues before reimbursements to 40.4% in 2007 from 44.7% in 2006. This decrease was due to the lower class action activity during 2007 and our decision to utilize more internal staff resources for certain tasks as opposed to using more outsourced service providers.

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

We continue to review current economic conditions and their potential implications for us, including, among other things, estimating fair value of our financial instruments, asset impairments, liquidity, compliance with our debt covenants, and relationships with our customers.

Currently, we believe that all of our material financial assets subject to fair value accounting have readily observable market prices. Most all of our liquid assets are invested in cash and cash equivalents consisting of payable-on-demand bank deposit

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

accounts and short-term money market funds. However, the recent financial crisis affecting the banking system and financial markets and the going-concern threat to banks and other financial institutions have resulted in significant market volatility. As a result, we intend to continue to monitor these assets for any changes in marketability. While we are not aware of any losses, or expected losses, related to these bank deposits or money market funds, in the U.S. or abroad, we cannot provide any assurances that further market events will not materially adversely impact the values of such assets.

We are not aware of any additional restrictions placed on us, or being considered to be placed on us, related to our ability to access capital, such as borrowing against the revolving credit portion of our Credit Agreement. We do not rely on repurchase agreements or the commercial paper market to meet our short-term or long-term funding needs.

In May 2007, we entered into a three-year interest rate swap agreement that effectively converts the LIBOR-based portion of the interest rate under our Credit Agreement (defined below) on an initial notional amount of $175.0 million of our floating-rate debt to a fixed rate of 5.25%. We are exposed to counterparty credit risk for nonperformance and, in the event of nonperformance by the counterparty, to market risk for changes in interest rates. This counterparty was recently acquired by another entity. We have evaluated the credit worthiness of the acquirer and we do not anticipate that such transaction will negatively impact the creditworthiness of the counterparty.

We continue the ongoing monitoring of our customers’ ability to pay us for the services that we render to them. However, we have not experienced recent increases in bad-debt-related charge-offs of our accounts receivable. Based on historical results, we currently believe there is a low likelihood that writeoffs of our accounts receivable will have a material impact on our financial results. However, if one or more of our key customers files bankruptcy or otherwise becomes unable to make required payments to us, or if overall economic conditions continue to deteriorate, we may need to make material provisions in the future to increase our allowance for doubtful accounts.

Our International Operations segment exposes us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Changes in the relative values of non-U.S. currencies to the U.S. dollar affect our financial results. Based on recent increases in the value of the U.S. dollar compared to the other major currencies in the locations in which we do business, we expect currency translations to have a negative impact on our revenues and operating earnings in 2009 compared to other recent years.

At December 31, 2008, our working capital balance (current assets less current liabilities) was approximately $69.7 million, a decrease of $21.5 million from the working capital balance at December 31, 2007. The primary driver of this decrease at December 31, 2008 was a net reduction of $58.6 million of accounts receivable and unbilled revenues, offset partially by an increase of $22.2 million in cash and cash equivalents. During 2008, $24.6 million of cash was used to fund our defined benefit pension plans. The liabilities on our consolidated balance sheet for the underfunded portions of these pension plans are reported as noncurrent liabilities, thus any cash contributions to these pension plans will reduce current assets with no corresponding reduction in current liabilities. Cash and cash equivalents at the end of 2008 totaled $73.1 million, increasing $22.2 million from $50.9 million at the end of 2007.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Cash Provided by Operating Activities

Cash provided by operating activities increased by $47.7 million in 2008, from $23.3 million in 2007 to $71.0 million in 2008. This increase was due primarily to higher net income and improved receivables management, offset partially by increased cash contributions to our underfunded defined benefit pension plans. In 2008, we reduced the average days-sales-outstanding in billed and unbilled accounts receivable by 19 days. The 2008 improvement in cash flow from operations was net of $17.4 million in additional contributions to our frozen U.S. defined benefit plan. In 2009, we plan to make contributions of $9.0 million to our U.S. defined contribution retirement plans, $10.3 million to our U.S. defined benefit pension plan, and $4.8 million to our U.K. defined benefit pension plans. Interest payments on our debt were $19.0 million in 2008, and tax payments, net of refunds, were $8.0 million in 2008.

Cash provided by operating activities decreased by $29.4 million in 2007, from $52.7 million in 2006 to $23.3 million in 2007. This decrease in cash from operations in 2007 compared to 2006 was primarily due to costs to service the growth in unbilled revenues, costs to service the net decrease in deferred revenues, and an increase in interest paid on our debt. The 2007 growth in unbilled revenues was primarily in the U.K. and was related to the significant increase in claims from the June and July 2007 flood events. The 2007 decrease in deferred revenues was primarily due to the ongoing completion of open claims assumed in the 2006 BMSI acquisition, net of additional deferred revenues generated by new claims referred to us subsequent to the date of the BMSI acquisition. Interest payments on our debt were $21.2 million in 2007 compared to $6.3 million in 2006. Income tax payments, net of refunds, in 2007 were $2.3 million compared to payments of $10.9 million in 2006. During 2007, we made cash contributions of $7.3 million to our U.S. defined contribution retirement plan, $549,000 to our frozen U.S. defined benefit pension plan, and $6.4 million to our U.K. defined benefit pension plans. This compares to 2006 contributions of $6.8 million to our U.S. defined contribution plan and $4.1 million to our U.K. defined benefit pension plans. We were not required to make any contributions in 2006 to our frozen U.S. defined benefit pension plan.

Cash Used in Investing Activities

Cash used in investing activities increased by $8.9 million in 2008, from $19.1 million in 2007 to $28.0 million in 2008. Cash used to acquire property and equipment and capitalized software, including capitalization of costs for development of internal-use software, was $32.0 million in 2008 compared to $28.1 million in 2007. Net cash proceeds from the sale of the Netherlands subsidiary were $4.3 million in 2008. We estimate our property and equipment additions in 2009, including capitalized software, will approximate $31 million.

Cash used in investing activities decreased by $155.5 million in 2007, from $174.6 million in 2006 to $19.1 million in 2007. During 2006, cash payments related to the BMSI and e-Triage acquisitions in the U.S. and SLS in the U.K. used $162.5 million in cash. Cash used to acquire property and equipment, including capitalized software, increased $5.4 million from $22.7 million in 2006 to $28.1 million in 2007. During

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

2007, we sold a short-term investment for $5.0 million and also received $5.0 million from the sale of our former subrogation services business. Sources of cash from investing activities in 2006 also included the receipt of an $8.0 million deposit from the sale of our former corporate headquarters and $3.0 million from the sale of our former investigations services business.

Cash Used in Financing Activities

Cash used in financing activities was $12.2 million in 2008. In 2008, we repaid a net of $14.2 million of short-term and long-term borrowings.

Cash used in financing activities was $17.2 million in 2007. In 2007, we repaid a net of $17.0 million of short-term and long-term borrowings.

Cash provided by financing activities was $135.8 million in 2006, due primarily to the debt restructuring activities related to the financing of the BMSI acquisition of $152.6 million and partially offset by the payment of $8.9 million in cash dividends to shareholders in 2006. In 2008 and 2007, no dividends were paid. As a percentage of net income, cash dividends totaled 59.1% in 2006.

On October 31, 2006, in connection with the BMSI acquisition, we terminated our former credit agreements and replaced them with a new secured credit agreement, as amended, that contains a $210.0 million term loan and a $100.0 million revolving credit facility (the “Credit Agreement”). For the year ended December 31, 2006, total short-term and long-term borrowings, net of repayments, increased by $147.4 million. Cash dividends to shareholders in 2006 approximated $8.9 million.

In February 2009, we amended the Credit Agreement. The amendment was undertaken to allow us to enhance certain operational and financial aspects of our business, including, among other things, undertaking an internal corporate realignment of certain of our operating subsidiaries and assets. A substantial portion of this realignment has been completed. This corporate realignment did not impact the composition of our four operating segments. In addition, the amendment provides us with the ability to repurchase and retire, from time to time through December 2010, up to $25.0 million of our outstanding term debt under the Credit Agreement. The amendment did not change the base interest rate, interest rate spreads, covenants, or other key terms in the Credit Agreement.

During 2008, 2007, and 2006, we did not repurchase any shares of our Class A or Class B Common Stock. As of December 31, 2008, 705,863 shares remain to be repurchased under the discretionary 1999 share repurchase program authorized by our Board of Directors. We believe it is unlikely that we will repurchase shares under this program in the foreseeable future due to the underfunded status of our U.S. and U.K. defined benefit pension plans and due to the covenants and restrictions associated with our Credit Agreement.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Other Matters Concerning Liquidity and Capital Resources

As a component of the Credit Agreement, we maintain a committed $100.0 million revolving credit line with a syndication of lenders in order to meet seasonal working capital requirements and other financing needs that may arise. This revolving credit line expires on October 30, 2011. As a component of this credit line, we maintain a letter of credit facility to satisfy certain of our own contractual obligations. Including $19.9 million and $19.8 million committed under the letter of credit facility, the balance of our unused line of credit totaled $68.3 million and $52.7 million at December 31, 2008 and 2007, respectively. Our short-term debt obligations typically peak during the first quarter of each year due to the annual payment of incentive compensation, contributions to retirement plans, and certain other recurring payments and generally decline during the balance of the year. Short-term borrowings outstanding, including bank overdraft facilities, as of December 31, 2008 totaled $13.4 million, decreasing from $29.4 million at the end of 2007. Long-term borrowings outstanding, including current installments, totaled $183.5 million as of December 31, 2008, compared to $185.9 million at December 31, 2007. We have historically used the proceeds from our long-term borrowings to finance, among other things, business acquisitions.

As disclosed in Note 5 to our accompanying consolidated financial statements, we have three principal financial covenants in our Credit Agreement. Of the three financial covenants contained in our Credit Agreement, we believe the leverage ratio covenant is potentially the most restrictive. This covenant requires us to comply with a maximum leverage ratio, defined in our Credit Agreement as the ratio of consolidated total funded debt to earnings before interest expense, income taxes, depreciation, amortization, stock-based compensation expense, and certain other charges (“EBITDA”), of no more than (i) 3.00 to 1.00 from December 31, 2008 through September 30, 2009 and (ii) 2.50 to 1.00 from and after December 31, 2009. At December 31, 2008, our actual leverage ratio was 2.05, compared to the maximum of 3.00 allowed by our Credit Agreement. As noted above, the maximum allowed for the leverage ratio will drop from 3.00 to 2.50 at December 31, 2009. Based on our financial plans, we expect to remain in compliance throughout 2009. However, the difference between the leverage ratio we project to achieve and the maximum allowed leverage ratio will tighten as a result of the decrease in the maximum allowed from 3.00 to 2.50. Our compliance with the leverage ratio is particularly sensitive to changes in our EBITDA, as defined in our Credit Agreement, and if our financial plans for 2009 or other future periods do not meet our current projections, we could fail to remain in compliance with this or other financial covenants in our Credit Agreement.

Our compliance with the leverage ratio covenant is also sensitive to changes in our level of consolidated total funded debt, as defined in our Credit Agreement. In addition to short- and long-term borrowings, capital leases, and bank overdrafts, consolidated total funded debt includes letters of credit which can fluctuate based on our business requirements. An increase in borrowings under our Credit Agreement could negatively impact our leverage ratio, unless those increased borrowings are offset by a corresponding increase in our EBITDA. In addition, a reduction in EBITDA generated by us in the future could limit our ability to utilize available credit under the revolving credit facility contained in our Credit Agreement, which could negatively impact our ability to fund our current operations or make needed capital investments.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

We believe our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations for the next 12 months.

Contractual Obligations

As of December 31, 2008, the impact that our contractual obligations, including estimated interest payments, are expected to have on our liquidity and cash flow in future periods is as follows:

(Note references refer to the note in the accompanying consolidated financial statements)

	Payments Due by Period
(in thousands)	One year or less	2 to 3 years	4 to 5 years	After 5 years	Total
Operating lease obligations (Note 5)	$47,715	$70,199	$43,830	$61,551	$223,295
Long-term debt, including current portions (Note 4)	2,146	4,385	176,475	—	183,006
Estimated interest rate swap settlements (Note 1)	3,855	1,216	—	—	5,071
Capital lease obligations (Note 4)	138	250	83	13	484
Revolving credit facility (Note 4)	—	11,843	—	—	11,843
Estimated earnout payments for business acquisitions (Note 12)	4,988	791	—	—	5,779

Total, before interest payments	58,842	88,684	220,388	61,564	429,478
Estimated interest payments for:
Term loan	7,222	14,206	12,729	—	34,157
Revolving credit facility	1,181	2,165	—	—	3,346

Total estimated interest payments	8,403	16,371	12,729	—	37,503

Total contractual obligations	$67,245	$105,055	$233,117	$61,564	$466,981

Approximately $10.5 million of operating lease obligations included in the table above are expected to be funded by sublessors under existing sublease agreements.

As indicated above, we are required to make substantial future interest payments based on variable interest rates for borrowings outstanding under our Credit Agreement. Based on interest rates and borrowings at December 31, 2008, the preceding table shows estimated future interest payments over the remaining term of the term loan and revolving credit facility thereunder, after considering the impact of required minimum quarterly principal payments on the term loan facility. The actual amounts of interest that we will ultimately pay will likely differ from the amounts presented above due to future changes in interest rates, which we are unable to predict, and possibly due to any accelerated principal payments that we may voluntarily make.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

At December 31, 2008, we had approximately $3.0 million of unrecognized income tax benefits. We cannot reasonably estimate when all of these unrecognized income tax benefits may be settled. However, it is reasonably possible that a reduction in the range of $50,000 to $300,000 of unrecognized income tax benefits may occur within the next twelve months as a result of projected resolutions of income tax uncertainties.

Defined Benefit Pension Funding and Cost

Future cash funding of our defined benefit pension plans will depend largely on future investment performance, interest rates, changes to mortality tables, and regulatory requirements. Effective December 31, 2002, we froze our U.S. defined benefit pension plan. The aggregate deficit in the funded status of our defined benefit pension plans totaled $183.3 million and $80.8 million at the end of 2008 and 2007, respectively. The 2008 increase in the funding deficit of our defined benefit pension plans primarily resulted from the declines in the values of equity securities the plans are invested in. The asset values of our pension plans were negatively impacted by the overall declines in global equity markets during 2008. For 2009, we expect to make contributions of approximately $10.3 million and $4.8 million to our U.S. and U.K. defined benefit pension plans, respectively. During 2008, we made contributions of $17.9 million and $5.4 million to our U.S. and U.K. defined benefit pension plans, respectively.

Net periodic benefit cost (credit) for our defined benefit pension plans totaled $(787,000), $7.9 million, and $9.0 million in 2008, 2007 and 2006, respectively. Net periodic pension costs for 2009 are expected to be approximately $14.6 million for our U.S. and U.K. defined benefit pension plans. At December 31, 2008, we determined that almost all plan participants in our frozen U.S. defined benefit pension plan are inactive as defined in SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), as less than 3.0% are still accruing meaningful vesting service. Accordingly, as required by SFAS 87, beginning in 2009 actuarial gains and losses for our frozen U.S. defined benefit pension plan will be amortized over the average future lifetime of the inactive participants (24.3 years) rather than the remaining service lives of the active participants (7.8 years). This change in estimate will reduce net periodic pension cost by $7.1 million in 2009 and is reflected in the 2009 expected net periodic pension cost amount as discussed above. Cash contributions to our U.S. defined contribution plans of approximately $9.0 million are expected to be made in the 2009 first quarter.

In 2006, the Pension Protection Act of 2006 (“PPA”) was signed into U.S. law. PPA, among others things, introduced new funding requirements for our frozen U.S. defined benefit pension plan and impacted financial reporting for these plans. The requirements of the Act were effective for plan years beginning after December 31, 2007. PPA was amended by the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”). Our frozen U.S. defined benefit pension plan was underfunded by $151.1 million at December 31, 2008 based on an accumulated benefit obligation of $377.5 million. Based on current assumptions used of 6.70% for the interest rate to discount plan liabilities and 8.50% for the expected long-term rate of return on the plan’s assets, we estimate that we

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

will have to make the following annual minimum contributions over the next seven years to our frozen U.S. defined benefit pension plan in order to meet the funding requirements under the PPA and WRERA acts:

Year Funded	Estimated Minimum Funding Requirement (in thousands)
2009	$10,300
2010	34,000
2011	36,000
2012	32,300
2013	30,800
2014	28,200
2015	9,900

Future Dividend Payments

The declaration of dividends is subject to the discretion of our Board of Directors in light of all relevant factors, including any funding requirements for our defined benefit pension plans, required or other considered repayments of outstanding borrowings under our Credit Agreement, future levels of cash generated by our operating activities, general business conditions, and restrictions related to the covenants contained in our Credit Agreement. The covenants in our Credit Agreement currently limit dividend payments to shareholders to $12.5 million in any 12-month period, and permit dividends only if certain leverage and fixed charge coverage ratios are maintained.

Contingent Payments

We have in the past structured certain business acquisitions to include earnout payments, which payments are contingent upon the acquired entity reaching certain revenue and earnings targets. The amount of the contingent payments and length of the earnout period vary for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on levels of revenues and earnings through 2008, estimated additional payments under existing agreements with earnout provisions approximate $5.8 million through 2010, as follows: 2009 - $4,988,000 and 2010 - $791,000.

Off-Balance Sheet Arrangements

At December 31, 2008, we were not party to any off-balance sheet arrangements, other than operating leases, which could materially impact our operations, financial condition, or cash flows.

We maintain funds in trusts to administer claims for certain clients. These funds are not available for our general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled $246.3 million

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

and $247.1 million at December 31, 2008 and 2007, respectively. In addition, our Legal Settlement Administration segment administers funds in noncustodial accounts at financial institutions that totaled $1.0 billion and $207.0 million at December 31, 2008 and 2007. We have concluded that we do not have material off-balance sheet financial risk related to these funds at December 31, 2008.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses our consolidated financial statements, which are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates and judgments based upon historical experience and various other factors that we believe are reasonable under then-existing circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies for revenue recognition, allowance for doubtful accounts, valuation of goodwill, indefinite-lived intangible assets, and other long-lived assets, defined benefit pension plans, determination of our effective tax rate for financial reporting purposes, and self-insured risks require significant judgments and estimates in the preparation of our consolidated financial statements. Changes in these underlying estimates could potentially materially affect our consolidated results of operations, financial position and cash flows in the period of change. Although some variability is inherent in these estimates, the amounts provided for are based on the best information available to us and we believe these estimates are reasonable.

We have discussed the following critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed our related disclosure in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Revenue Recognition

Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized as unbilled revenues at estimated collectible amounts at the time such services are rendered. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs incurred in administering a claim are typically passed on to our clients and included in our revenues. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on an evaluation of historical claim closing rates by major lines of coverage. Additionally, recent claim closing rates are evaluated to ensure that current claim closing history does not indicate a significant deterioration or improvement in the longer-term historical closing rates used.

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

Based upon our historical averages, we close approximately 99% of all cases referred to us under lifetime claim service arrangements within five years from the date of referral. Also, within that five-year period, the percentage of claims remaining open in any one particular year has remained relatively consistent from period to period. Each quarter we evaluate our historical claim closing rates by major line of insurance coverage and make adjustments as necessary. Any changes in estimates are recognized in the period in which they are determined.

As of December 31, 2008, deferred revenues related to lifetime claim handling arrangements approximated $77.8 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims should such case closing rates change. The change in our first-year case closing rates over the last ten years has ranged from a decrease of 3.3% to an increase of 1.9%, and has averaged 1.2%. A 1% change is a reasonable likely change in our estimate based on historical data. Absent an increase in per-claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $1.8 million, $2.1 million, and $2.4 million for the years ended December 31, 2008, 2007, and 2006, respectively. If our average claim closing rates for lifetime claims increased by 1%, we would have recognized additional revenues of approximately $1.9 million, $1.8 million, and $2.1 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments and adjustments to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are accounted for as reductions to revenues. These allowances are established by using historical write-off information intended to determine future loss expectations and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current industry and economic conditions. Actual experience may differ significantly from historical or expected loss results. Each quarter, we evaluate the adequacy of the assumptions used in

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been materially accurate.

As of December 31, 2008 and 2007, our allowance for doubtful accounts totaled $12.3 million and $16.6 million, respectively, or approximately 7.3% and 8.5%, respectively, of gross billed receivables. If the financial condition of our clients deteriorates, resulting in an inability to make required payments to us, or if economic conditions continue to deteriorate, additional allowances may be required. If the allowance for doubtful accounts changed by 1% of gross billed receivables, reflecting either an increase or decrease in expected future write-offs, the impact to 2008, 2007, and 2006 consolidated pretax income would have been approximately $1.7 million, $2.0 million, and $2.0 million, respectively.

Valuation of Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill, indefinite-lived intangible assets, or other long-lived assets have been impaired. Our indefinite-lived intangible assets consist of trade names associated with acquired businesses. Our other long-lived assets consist primarily of property and equipment, deferred income tax assets, capitalized software, and amortizable intangible assets related to customer relationships and technology. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test in accordance with SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), for goodwill and indefinite-lived intangible assets, SFAS 109, “Accounting for Income Taxes” (“SFAS 109”), for deferred income tax assets, and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), for other long-lived assets. We believe our goodwill, indefinite-lived intangible assets, and other long-lived assets were appropriately valued and not impaired at December 31, 2008.

We perform an annual impairment analysis of goodwill in accordance with SFAS 142 in which we compare the carrying value of our reporting units to the estimated market value of those reporting units as determined by discounting future projected cash flows. Based upon our annual analyses completed in the 2008, 2007, and 2006 fourth quarters, we did not have an impairment of goodwill in 2008, 2007, or 2006. The estimated market values of our reporting units are based upon certain assumptions made by us. The estimated market value for our Broadspire reporting unit is particularly sensitive to changes in the weighted-average cost of capital (“WACC”) assumption used to calculate the market value of our reporting units. For example, holding all other assumptions constant, a 200 basis point increase in the WACC of our Broadspire reporting unit could result in a potential impairment.

Defined Benefit Pension Plans

We sponsor various defined benefit pension plans in the U.S. and U.K. that cover a substantial number of employees in each location. We utilize the services of independent

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

actuaries to help us estimate our pension obligations and measure pension costs. In 2008, we began using a year-end measurement date to determine net periodic pension costs under SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), for our defined benefit pension plans. Our U.S. defined benefit pension plan was frozen on December 31, 2002. Our U.K. defined benefit pension plans have been closed for new employees, but existing participants may still accrue additional limited benefits based on salary levels existing at the close date. Benefits payable under our U.S. defined benefit pension plan are generally based on career compensation; however, no additional benefits accrue on our frozen U.S. plan after December 31, 2002. Benefits payable under the U.K. plans are generally based on an employee’s final frozen salary. Our funding policy is to make cash contributions in amounts sufficient to comply with regulatory funding requirements. Plan assets are invested in equity securities and fixed income investments, with a target allocation of approximately 40% to 80% in equity securities and 20% to 60% in fixed income investments.

The major assumptions used in accounting for our U.S. defined benefit pension plan in 2008 and 2007 were a discount rate of 6.46% and 5.99%, respectively, used to compute net periodic benefit costs, a discount rate of 6.70% and 6.46%, respectively, used to compute benefit obligations, and an expected long-term return on plan assets of 8.50% for both years. The major assumptions used in accounting for our U.K. defined benefit pension plans in 2008 and 2007 were a discount rate of 5.60% and 5.99%, respectively, used to compute net periodic benefit costs, a discount rate of 7.30% and 5.60%, respectively, used to compute benefit obligations, and an expected long-term return on plan assets of 8.50% for 2008 and a range of 4.50% to 10.85% for 2007. The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled. Our discount rates were determined based on the yield for a portfolio of investment grade corporate bonds with maturity dates matched to the estimated future payment of the plans’ benefit obligations. The expected long-term rates of return on plan assets were based on the plans’ asset mix, actual historical returns on equity securities and fixed income investments held by the plans, and an assessment of expected future returns. We review these assumptions at least annually.

The estimated liabilities for our defined benefit pension plans are sensitive to changes in the underlying assumptions for the expected rates of return on plan assets and the discount rates used to determine the present value of projected benefits payable under the plans. If our assumptions for the expected returns on plan assets of our U.S. and U.K. defined benefit pension plans changed by 0.50%, representing either an increase or decrease in expected returns, the impact to 2008 consolidated pretax income would have been approximately $2.4 million. If our assumptions for the discount rates used to determine the present value of projected benefits payable under the plans changed by 0.25%, representing either an increase or decrease in interest rates used to value pension plan liabilities, the impact to 2008 consolidated pretax income would have been approximately $1.3 million.

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Included in accumulated other comprehensive loss at December 31, 2008 are the following amounts related to our defined benefit pension plans that have not yet been recognized in net periodic benefit costs: unrecognized intangible asset amortization of $372,000 ($235,000 net of tax) and net unrecognized actuarial losses of $230.5 million ($145.3 million net of tax). We had no unrecognized prior service costs at the initial adoption of SFAS 158 on December 31, 2006. The unrecognized intangible asset amortization and net actuarial losses included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit cost during the year ending December 31, 2009 are $174,000 ($110,000 net of tax) and $7.1 million ($4.5 million net of tax), respectively.

For additional information on the impact that the adoption of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans – An Amendment to SFAS Nos. 87, 88, 106, and 132R,” had on our Consolidated Balance Sheet, see Notes 1 and 7 to our accompanying consolidated financial statements included in this Annual Report.

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

For financial reporting purposes in accordance with the liability method of accounting for income taxes as specified in SFAS 109, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our Consolidated Balance Sheets. The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, multiplied by the enacted statutory tax rates for the year in which we estimate these differences will reverse. We must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets.

Other factors which influence our effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which we operate, our ability to utilize net operating loss carryforwards, and changes in unrecognized tax benefits.

On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in our consolidated financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on our tax returns. Under FIN 48, the impact of any uncertain income tax positions on our income

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

tax returns must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position cannot be recognized if it has less than a 50% likelihood of being sustained.

Our effective tax rate, including discrete items and adjustments related to FIN 48, for financial reporting purposes in 2008, 2007, and 2006 was 26.4%, 25.1%, and 37.6%, respectively, of pretax income. If our effective tax rate used for financial reporting purposes changed by 1%, we would have recognized an increase or decrease to income tax expense of approximately $438,000, $215,000, and $241,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Our effective tax rate for financial reporting purposes is expected to range between 28.5% and 30.5% in 2009. This estimated tax rate range does not reflect the impact of any discrete items, including the resolution of uncertain tax positions, that may affect our tax rate in 2009.

Self-Insured Risks

We self insure certain insurable risks consisting primarily of professional liability, auto liability, employee medical, disability, and workers’ compensation. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Most of these self-insured risks are in the United States. Provisions for claims incurred under self-insured programs are made based on our estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to us, and the adverse developments on reported losses. These estimated liabilities are calculated based on historical claim payment experience, the expected life of the claims, and other factors considered relevant to the claims. The liabilities for claims incurred under our self-insured workers’ compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. Each quarter we evaluate the adequacy of the assumptions used in developing these estimated liabilities and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been materially accurate.

As of December 31, 2008 and 2007, our estimated liabilities for self-insured risks totaled $36.5 million and $36.7 million, respectively. The estimated liability is most sensitive to changes in the ultimate liability for a claim and, if applicable, the interest rate used to discount the liability. We believe our provisions for self-insured losses are adequate to cover the expected net cost of losses incurred. However, these provisions are estimates and amounts ultimately settled may be significantly greater or less than the provisions established. If the average discount rate we used to determine the present value of our self-insured workers’ compensation liabilities had changed by 1%, reflecting either an increase or decrease in underlying interest rates, our estimated liabilities for these self-insured risks at December 31, 2008 would have been impacted by approximately $474,000, resulting in an increase or decrease to 2008 consolidated net income of approximately $349,000.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign exchange rates. Our objective is to identify and understand these risks and then implement strategies to manage them. When evaluating these strategies, we evaluate the fundamentals of each market and the underlying accounting and business implications. To implement these strategies, we may enter into various hedging transactions. The sensitivity analyses we present below do not consider the effect of possible adverse changes in the general economy, nor do they consider additional actions we may take to mitigate our exposure to such changes. There can be no assurance that we will manage or continue to manage any risks in the future or that any of our efforts will be successful.

Derivative Instruments

We use interest rate swap agreements to manage the interest rate characteristics on a portion of our outstanding debt. We evaluate market conditions and the covenants contained in our Credit Agreement in order to determine our tolerance for potential increases in interest expense that could result from floating interest rates. In May 2007, we entered into a three-year interest rate swap agreement which effectively converted the LIBOR-based portion of the interest rate under our Credit Agreement on an initial notional amount of $175.0 million of our floating-rate debt to a fixed rate of 5.25%. In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and related guidance, we designated the interest rate swap as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates on an equivalent amount of debt. The notional amount will be reduced over the three-year term of the swap to match the expected repayment of our outstanding debt, and was $125.0 million at December 31, 2008. The notional amount will be reduced to $80.0 million at July 1, 2009. We are exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. We attempt to manage exposure to counterparty credit risk through minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. The counterparty was recently acquired by another entity. Based on information available to us, we evaluated the credit worthiness of the acquirer and we do not anticipate that the transaction will negatively impact the creditworthiness of the counterparty. For additional information regarding our interest rate swap, see note 1, Major Accounting and Reporting Policies, of the notes to our accompanying consolidated financial statements.

Foreign Currency Exchange

Our International Operations segment exposes us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Revenues before reimbursements from our International Operations

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

segment were 42.4%, 38.6%, and 37.1% of total revenues before reimbursements for 2008, 2007, and 2006, respectively. Except for borrowings in foreign currencies, we do not presently engage in any hedging activities to compensate for the effect of currency exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.

We measure foreign currency exchange risk based on changes in foreign currency exchange rates using a sensitivity analysis. The sensitivity analysis measures the potential change in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2008 were used to perform the sensitivity analysis. Such analysis indicated that a hypothetical 10% change in foreign currency exchange rates would have increased or decreased consolidated pretax income during 2008 by approximately $2.7 million had the U.S. dollar exchange rate increased or decreased relative to the currencies to which we had exposure. When exchange rates and currency positions as of December 31, 2007 and 2006 were used to perform this sensitivity analysis, the analysis indicated that a hypothetical 10% change in currency exchange rates would have increased or decreased consolidated pretax income in 2007 and 2006 by approximately $2.3 million and $1.4 million, respectively.

Interest Rates

Our total borrowings increased significantly as of October 31, 2006 due to the financed acquisition of BMSI, and thus our exposure to interest rate fluctuations has increased significantly, since a significant portion of our debt contains variable interest rates.

On October 31, 2006, we terminated our former borrowing arrangements and replaced them with our current Credit Agreement. Both the term loan and the revolving credit facility under the Credit Agreement have variable rates of interest. The revolving credit facility has a variable interest rate for each currency in which borrowings are denominated. These variable rates under the revolving credit facility are based on LIBOR or other factors set by the lenders. At December 31, 2008, the weighted-average interest rate on the revolving credit facility was 9.97% for all currencies. At December 31, 2008, all outstanding borrowings under this revolving credit facility were outside the U.S.

We are exposed to changes in interest rates, primarily as a result of our short-term and long-term debt. Beginning May 2007, we use swap agreements to manage the interest rate characteristics of a portion of our outstanding debt. Based on the amounts and mix of our fixed and floating rate debt at December 31, 2008 and December 31, 2007, if market interest rates had increased or decreased an average of 100 basis points, after considering the effect of our swap, our pre-tax interest expense would have changed by $696,000 and $624,000, respectively. We determined these amounts by considering the impact of the hypothetical interest rates on our borrowing costs and interest rate swap agreement. These analyses do not consider the effects of changes in the level of overall economic activity that could exist in such an environment.

Changes in the projected benefit obligations of our defined benefit pension plans are largely dependent on changes in prevailing interest rates used to value these obligations under SFAS 87 as of the plans’ respective measurement dates. If our assumptions for the

Crawford & Company

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

discount rates used to determine the present value of the projected benefit obligations changed by 0.25%, representing either an increase or decrease in the discount rate, the projected benefit obligations of our U.S. and U.K. defined benefit pension plans would have changed by approximately $15.5 million at December 31, 2008. The impact of this change to 2008 consolidated pretax income would have been approximately $1.3 million.

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

Credit Risk Related to Performing Certain Services for Our Clients

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

Cautionary Statement Concerning Forward-Looking Statements

This report contains and incorporates by reference forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Exchange Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Statements contained in this report that are not historical in nature are forward-looking statements made pursuant to the “safe harbor” provisions. These statements are included throughout this report, and in the documents incorporated by reference in this report, and relate to, among other things, discussions regarding reduction of our operating expenses in our Broadspire segment, anticipated contributions to our underfunded defined benefit pension plans, collectibility of our billed and unbilled accounts receivable, projections regarding payments under existing earnout agreements, discussions regarding our continued compliance with the financial and other covenants contained in our financing agreements and other long-term liquidity requirements. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, case volumes, profitability, contingencies, and capital resources. The words “anticipate”, “believe”, “could”, “would”, “should”, “estimate”, “expect”, “intend”, “may”, “plan”, “goal”, “strategy”, “predict”, “project”, “will” and similar terms and phrases identify forward-looking statements in this report and in the documents incorporated by reference in this report.

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

•	declines in the volume of cases referred to us for many of our service lines,

•	changes in global economic conditions,

•	changes in interest rates,

•	changes in foreign currency exchange rates,

•	changes in regulations and practices of various governmental authorities,

•	changes in our competitive environment,

•	changes in the financial condition of our clients,

•	the performance of sublessors under certain subleases related to our leased properties,

•	regulatory changes related to funding of defined benefit pension plans,

•	the fact that our U.S. and U.K. defined benefit pension plans are significantly underfunded and our future funding obligations thereunder,

•	changes in the degree to which property and casualty insurance carriers outsource their claims handling functions,

•	changes in overall employment levels and associated workplace injury rates in the U. S.,

•	our ability to identify new revenue sources not tied to the insurance underwriting cycle,

•	our ability to develop or acquire information technology resources to support and grow our business,

•	our ability to attract and retain qualified personnel,

•	renewal of existing major contracts with clients on satisfactory financial terms,

•	our ability to collect amounts recoverable from our clients and others,

•	continued availability of funding under our financing agreements,

•	general risks associated with doing business outside the U.S.,

•	our ability to comply with any applicable debtor or other covenant in our financing or other agreements,

•	possible legislation or changes in market conditions that may curtail or limit growth in product liability and securities class actions,

•	man-made disasters and natural disasters,

•	our failure to implement RiskTech on schedule,

•	impairment of goodwill or our other indefinite-lived intangible assets, and

•	our integration of Broadspire Management Services, Inc.

As a result, you should not place undue reliance on any forward-looking statements.

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

March 6, 2009

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The Company’s independent auditors, Ernst & Young LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company’s Board of Directors, subject to ratification by our Company’s shareholders. Ernst & Young LLP has audited and reported on the consolidated financial statements of Crawford & Company and the Company’s internal control over financial reporting. The reports of the independent auditors are contained in this annual report.

/s/ Jeffrey T. Bowman	/s/ W. Bruce Swain, Jr.	/s/ W. Forrest Bell
Jeffrey T. Bowman	W. Bruce Swain, Jr.	W. Forrest Bell
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Vice President, Corporate Controller, and Chief Accounting Officer

March 6, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Crawford & Company

We have audited Crawford & Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Crawford & Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Crawford & Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Crawford & Company as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ investment and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 6, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 6, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Crawford & Company

We have audited the accompanying consolidated balance sheets of Crawford & Company as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ investment and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2008 the Company adopted Financial Accounting Standards Board No. 157, Fair Value Measurements. Also, as discussed in Note 1, in 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes and in 2006 the Company adopted Financial Accounting Standards Board No. 123R, Share-Based Payment, and Financial Accounting Standards Board No. 158, Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Crawford & Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 6, 2009

CRAWFORD & COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

FOR THE YEAR ENDED DECEMBER 31,	2008	2007	2006
Revenues from Services:
Revenues before reimbursements	$1,048,582	$975,143	$819,522
Reimbursements	87,334	76,135	80,858

Total Revenues	1,135,916	1,051,278	900,380

Costs and Expenses:
Costs of services provided, before reimbursements	770,724	733,392	638,174
Reimbursements	87,334	76,135	80,858

Total costs of services	858,058	809,527	719,032
Selling, general, and administrative expenses	215,625	211,737	151,497
Corporate interest expense, net of interest income of $1,994, $1,876, and $2,393, respectively	17,622	17,326	5,753
Restructuring costs	3,300	—	1,695

Total Costs and Expenses	1,094,605	1,038,590	877,977
Loss on Early Retirement of Debt	—	—	(1,401)
Gain on Disposals of Businesses	2,512	3,980	3,069
Gain on Sale of Assets	—	4,844	—

Income Before Income Taxes	43,823	21,512	24,071
Provision for Income Taxes	11,564	5,396	9,060

Net Income	$32,259	$16,116	$15,011

Earnings Per Share:
Basic	$0.64	$0.32	$0.30

Diluted	$0.62	$0.32	$0.30

Average Number of Shares Used to Compute:
Basic Earnings Per Share	50,696	50,464	49,423

Diluted Earnings Per Share	52,175	50,598	49,576

Cash Dividends Per Share:
Class A and Class B Common Stock	$—	$—	$0.18

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS OF DECEMBER 31,	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$73,124	$50,855
Accounts receivable, less allowance for doubtful accounts of $12,341 and $16,552, respectively	157,430	178,528
Unbilled revenues, at estimated billable amounts	99,115	136,652
Prepaid expenses and other current assets	18,688	16,717

Total Current Assets	348,357	382,752

Property and Equipment:
Property and equipment	140,399	153,733
Less accumulated depreciation	(95,785)	(104,467)

Net Property and Equipment	44,614	49,266

Other Assets:
Goodwill	251,897	259,211
Intangible assets arising from business acquisitions, net	111,389	118,678
Capitalized software costs, net	46,296	40,032
Deferred income tax asset	67,695	23,481
Other noncurrent assets	25,000	29,362

Total Other Assets	502,277	470,764

TOTAL ASSETS	$895,248	$902,782

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value amounts)

AS OF DECEMBER 31,	2008	2007
LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Short-term borrowings	$13,366	$29,389
Accounts payable	40,711	39,601
Accrued compensation and related costs	77,802	69,655
Self-insured risks	17,939	18,290
Income taxes payable	5,675	3,013
Deferred income taxes	4,262	7,422
Other accrued liabilities	56,978	57,360
Deferred revenues	59,679	64,363
Current installments of long-term debt and capital leases	2,284	2,475

Total Current Liabilities	278,696	291,568

Noncurrent Liabilities:
Long-term debt and capital leases, less current installments	181,206	183,449
Deferred revenues	42,795	58,925
Self-insured risks	18,531	20,337
Accrued pension liabilities	179,542	76,977
Other noncurrent liabilities	14,119	12,265

Total Noncurrent Liabilities	436,193	351,953

Minority interests in equity of consolidated affiliates	4,808	5,046

Shareholders’ Investment:
Class A common stock, $1.00 par value, 50,000 shares authorized; 26,523 and 25,935 shares issued and outstanding in 2008 and 2007	26,523	25,935
Class B common stock, $1.00 par value, 50,000 shares authorized; 24,697 shares issued and outstanding in 2008 and 2007	24,697	24,697
Additional paid-in capital	26,342	19,057
Retained earnings	256,146	223,793
Accumulated other comprehensive loss	(158,157)	(39,267)

Total Shareholders’ Investment	175,551	254,215

TOTAL LIABILITIES AND SHAREHOLDERS’ INVESTMENT	$895,248	$902,782

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT AND COMPREHENSIVE INCOME (LOSS)

	Common Stock		Unearned Stock-based Compensation	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Investment
(in thousands)
	Class A Non-Voting	Class B Voting
Balance at December 31, 2005	$24,293	$24,697	$(37)	$6,311	$202,351	$(78,584)	$179,031
Comprehensive income:
Net income	—	—	—	—	15,011	—	15,011
Currency translation adjustments, net	—	—	—	—	—	3,857	3,857
Accrued retirement liabilities adjustment, net of $2,871 tax	—	—	—	—	—	12,178	12,178

Total comprehensive income							31,046
Cash dividends paid	—	—	—	—	(8,869)	—	(8,869)
SFAS 123R adoption reclassification	—	—	37	(37)	—	—	—
Impact of SFAS 158 adoption, net of $(59) tax	—	—	—	—	—	(97)	(97)
Stock-based compensation costs	—	—	—	3,567	—	—	3,567
Sale of South Africa subsidiary stock	—	—	—	—	(602)	—	(602)
Shares issued in connection with purchase of e-Triage	843	—	—	4,320	—	—	5,163
Shares issued in connection with stock-based compensation plans	605	—	—	1,307	—	—	1,912

Balance at December 31, 2006	25,741	24,697	—	15,468	207,891	(62,646)	211,151
Comprehensive income:
Net income	—	—	—	—	16,116	—	16,116
Currency translation adjustments, net	—	—	—	—	—	16,382	16,382
Accrued retirement liabilities adjustment, net of $5,556 tax	—	—	—	—	—	9,460	9,460
Interest-rate swap, net of $(1,410) tax	—	—	—	—	—	(2,463)	(2,463)

Total comprehensive income							39,495
Impact of FIN 48 adoption	—	—	—	—	(214)	—	(214)
Stock-based compensation costs	—	—	—	2,929	—	—	2,929
Shares issued in connection with stock-based compensation plans	197	—	—	539	—	—	736
Other equity transactions	(3)	—	—	121	—	—	118

Balance at December 31, 2007	25,935	24,697	—	19,057	223,793	(39,267)	254,215
Comprehensive loss:
Net income	—	—	—	—	32,259	—	32,259
Currency translation adjustments, net	—	—	—	—	—	(37,921)	(37,921)
Accrued retirement liabilities adjustment, net of $(46,253) tax	—	—	—	—	—	(80,639)	(80,639)
Interest-rate swap, net of $376 tax	—	—	—	—	—	(822)	(822)

Total comprehensive loss							(87,123)
Impact of SFAS 158 adoption, net of $48 and $277 tax	—	—	—	—	94	492	586
Stock-based compensation costs	—	—		5,858	—	—	5,858
Shares issued in connection with stock-based compensation plans	593	—	—	1,443	—	—	2,036
Other equity transactions	(5)	—	—	(16)	—	—	(21)

Balance at December 31, 2008	$26,523	$24,697	$—	$26,342	$256,146	$(158,157)	$175,551

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

FOR THE YEAR ENDED DECEMBER 31,	2008	2007	2006
Cash Flows from Operating Activities:
Net income	$32,259	$16,116	$15,011
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	30,331	29,646	20,545
Deferred income taxes	247	(1,437)	3,063
Stock-based compensation costs	5,858	2,929	3,567
Loss on disposals of property and equipment	195	554	267
Gains on sales of businesses	(2,512)	(3,980)	(3,069)
Gain on 2006 sale of former corporate headquarters	—	(4,844)	—
Loss on early extinguishment of debt	—	—	1,401
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable, net	6,785	12,450	11,078
Unbilled revenues, net	22,093	(11,298)	6,144
Prepaid or accrued income taxes	3,077	4,322	(2,920)
Accounts payable and accrued liabilities	21,117	(1,949)	210
Deferred revenues	(19,024)	(22,571)	(6,091)
Accrued retirement costs	(25,416)	2,188	5,064
Prepaid expenses and other operating activities	(4,035)	1,158	(1,553)

Net cash provided by operating activities	70,975	23,284	52,717

Cash Flows from Investing Activities:
Acquisitions of property and equipment	(15,214)	(16,129)	(12,888)
Capitalization of software costs	(16,797)	(11,980)	(9,852)
Proceeds from sale of former corporate headquarters	—	—	8,000
Proceeds from sales of businesses	4,269	5,000	3,000
Proceeds from sale of investment security	—	5,000	—
Payments for business acquisitions, net of cash acquired	(888)	(1,323)	(162,461)
Proceeds from disposals of property and equipment	662	395	181
Other investing activities	(68)	(50)	(586)

Net cash used in investing activities	(28,036)	(19,087)	(174,606)

Cash Flows from Financing Activities:
Dividends paid	—	—	(8,869)
Proceeds from employee stock-based compensation plans	2,036	736	1,912
Increase in short-term borrowings	36,544	16,568	37,642
Payments on short-term borrowings	(48,296)	(18,051)	(39,259)
Proceeds from long-term debt	—	—	210,000
Payments on long-term debt and capital leases	(2,484)	(15,515)	(60,946)
Fee paid for early extinguishment of debt	—	—	(793)
Capitalized loan costs	—	(908)	(3,901)
Other financing activities	(20)	(19)	—

Net cash (used in) provided by financing activities	(12,220)	(17,189)	135,786

Effects of exchange rate changes on cash and cash equivalents	(8,450)	2,173	929

Increase (Decrease) in Cash and Cash Equivalents	22,269	(10,819)	14,826
Cash and Cash Equivalents at Beginning of Year	50,855	61,674	46,848

Cash and Cash Equivalents at End of Year	$73,124	$50,855	$61,674

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

1. MAJOR ACCOUNTING AND REPORTING POLICIES

Nature of Operations and Industry Concentration

Based in Atlanta, Georgia, Crawford & Company is the world’s largest independent provider of claims management and related solutions to insurance companies and self-insured entities based on annual revenues, with a global network of more than 700 locations in 63 countries. Major service lines include property and casualty claims management, warranty inspections, integrated claims and medical management for workers’ compensation, legal settlement administration including class action and bankruptcy claims administration, and risk management information services. Shares of the Company’s two classes of common stock are traded on the New York Stock Exchange under the symbols CRDA and CRDB, respectively.

Principles of Consolidation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company, its majority-owned subsidiaries, and variable interest entities in which the Company is deemed to be the primary beneficiary. Significant intercompany transactions are eliminated in consolidation. The financial statements of the Company’s international subsidiaries, other than those in Canada and the Caribbean, are included in the Company’s consolidated financial statements on a two-month delayed basis under the provisions of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” in order to provide sufficient time for accumulation of their results.

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

The Company consolidates the liabilities of its deferred compensation plan and the related assets, which are held in a rabbi trust and considered a VIE of the Company under FIN 46R. At December 31, 2008 and 2007, the liabilities of this deferred compensation plan were $7,621,000 and $7,036,000, respectively, and the values of the assets held in the related rabbi trust were $12,985,000 and $12,598,000, respectively. These assets and liabilities are included in Other Noncurrent Assets and Other Noncurrent Liabilities on the Company’s Consolidated Balance Sheets.

Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Management’s Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), and related guidance, for all of its financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value in its consolidated financial statements on a recurring basis (at least annually). For all other nonfinancial assets and liabilities, SFAS 157 is effective for the Company on January 1, 2009. However, SFAS 157 excludes leases accounted for under the provisions of SFAS 13, “Accounting for Leases.” SFAS 157 provides a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 does not address which items are to be measured at fair value or when this measurement should be used in accounting. As it relates to the Company’s financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value in the Company’s consolidated financial statements on a recurring basis (at least annually), the adoption of SFAS 157 did not have a material impact on the Company’s financial condition, results of operations, or cash flows. The Company does not expect that SFAS 157 will have a material impact on its nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels which are based on the reliability of the inputs used to determine fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

(in thousands)	Total	Fair Value Measurements at December 31, 2008
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$14,513	$14,513	—	—

Liabilities:
Interest rate swap	$(5,071)	—	$(5,071)	—

The fair value of the interest rate swap was derived from a discounted cash flow analysis based on the terms of the contract and the forward interest rate curve adjusted for the Company’s credit risk.

Effective January 1, 2008, the Company also adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that were not required to be measured at fair value under other applicable GAAP. The Company did not elect the fair value measurement option under SFAS 159 for any of its assets and liabilities that were not already required to be measured and reported at fair value under other applicable GAAP.

The fair value of accounts payable and short-term borrowings approximates their carrying value due to the short-term maturity of the instruments. The fair value of the Company’s variable-rate long-term debt approximates carrying value based on the effective interest rates compared to current market rates.

Revenue Recognition

The Company’s revenues are primarily comprised of claims processing or program administration fees and are generated from the Company’s four operating segments. The U.S. Property & Casualty segment serves the U.S. property and casualty insurance company market with additional services provided to the warranty and inspection services marketplaces. The International Operations segment serves the property and casualty insurance company markets outside of the U.S. The Broadspire segment serves the U.S. self-insurance marketplace. The Legal Settlement Administration segment serves the securities, bankruptcy, and other legal settlement markets.

Both the U.S. Property & Casualty segment and the International Operations segment earn revenues by providing field investigation and evaluation of property and casualty claims for insurance companies. The Company’s Broadspire segment earns revenues by providing initial loss reporting services for their claimants, loss mitigation services such as medical case management and vocational rehabilitation, administration of trust funds

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

established to pay claims, and risk management information services. The Legal Settlement Administration segment earns revenues by providing legal settlement administration services related to settlements of securities cases, product liability cases, bankruptcy noticing and distribution, and other legal settlements by identifying and qualifying class members, determining and dispensing settlement payments, and administering the settlement funds.

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

Intersegment sales are recorded at cost and are not material.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. The fair value of cash and cash equivalents approximates carrying value due to their short-term nature.

Accounts Receivable and Allowance for Doubtful Accounts

The Company extends credit based on an evaluation of a client’s financial condition and, generally, collateral is not required. Accounts receivable are typically due within 30 days and are stated on the Company’s Consolidated Balance Sheets at amounts due from clients net of an estimated allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The fair value of accounts receivable approximates carrying value due to their short-term contractual stipulations.

The Company maintains an allowance for doubtful accounts for estimated losses resulting primarily from the inability of clients to make required payments and for adjustments to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are accounted for as reductions to revenue. These allowances are established using historical write-off information to project future experience and by considering the current credit worthiness of clients, any known specific collection problems, and an assessment of current industry and economic conditions. Actual experience may differ significantly from historical or expected loss results. The Company writes off accounts receivable when they become uncollectible, and any payments subsequently received are accounted for as recoveries. A summary of the activities in the allowance for doubtful accounts for the years ended December 31, 2008, 2007, and 2006 is as follows:

(in thousands)	2008	2007	2006
Allowance for doubtful accounts, January 1	$16,552	$16,802	$15,986
Add/ (Deduct):
Provision (credit) to bad debt expense	(2,126)	1,299	1,340
Write-offs, net of recoveries	(974)	(1,674)	(3,200)
Currency translation and other changes	(1,077)	819	(174)
Adjustments for acquired and disposed businesses	(34)	(694)	2,850

Allowance for doubtful accounts, December 31	$12,341	$16,552	$16,802

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2007, and 2006, the Company’s adjustments to revenues associated with client invoice adjustments totaled $4,665,000, $5,560,000, and $7,819,000, respectively.

Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets (tangible and intangible) acquired from business combinations. Indefinite-lived intangible assets consist of trade names associated with acquired businesses. Other long-lived assets consist primarily of property and equipment, deferred income tax assets, capitalized software, and amortizable intangible assets related to customer relationships and technology. Goodwill and indefinite-lived intangible assets are not amortized, but are subject to impairment testing at least annually.

The Company regularly evaluates whether events and circumstances have occurred which indicate potential impairment of goodwill, indefinite-lived intangible assets, or other long-lived assets. When factors indicate that such assets should be evaluated for possible impairment, the Company performs an impairment test. Impairment tests are performed in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”), for goodwill and indefinite-lived intangible assets, SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), for deferred income tax assets, and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), for other long-lived assets. The Company believes its goodwill, indefinite-lived intangible assets, and other long-lived assets were appropriately valued and not impaired at December 31, 2008.

The Company performs an annual impairment testing of goodwill and indefinite-lived intangible assets in accordance with SFAS 142. For goodwill impairment testing, the carrying value of each reporting unit is compared to the estimated market value of the reporting unit as determined by discounting future projected cash flows. For impairment testing of indefinite-lived intangible assets, the carrying value is compared to the fair value, which represents the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the asset over its estimated remaining useful life. Based upon the annual tests completed in the 2008 and 2007 fourth quarters, the Company did not have an impairment of goodwill or indefinite-lived intangible assets in 2008 or 2007.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The Company’s four operating segments are deemed to be reporting units because the components of each operating segment have similar economic characteristics. When changes to the Company’s reporting structure impact the composition of the Company’s reporting units, existing goodwill is reallocated to the revised reporting units based on their relative fair market values as determined by a discounted cash flow analysis. If all of the assets and liabilities of an acquired business are assigned to a specific reporting unit, then the goodwill associated with that acquisition is assigned to that reporting unit at acquisition unless another reporting unit is also expected to benefit from the acquisition.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment, including assets under capital leases, consisted of the following at December 31, 2008 and 2007:

(in thousands)	2008	2007
Land	$545	$627
Buildings and improvements	26,302	27,444
Furniture and fixtures	49,819	59,139
Data processing equipment	60,523	61,316
Automobiles and other	3,210	5,207

Total property and equipment	140,399	153,733
Less accumulated depreciation	(95,785)	(104,467)

Net property and equipment	$44,614	$49,266

Additions to property and equipment under capital leases totaled $181,000, $328,000, and $314,000 for 2008, 2007, and 2006, respectively. Additions to property and equipment that were funded directly by a lessor totaled $4,921,000 for 2007. There were no such additions in 2008 or 2006.

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

Depreciation on property and equipment, including property under capital leases and amortization of leasehold improvements, was $14,992,000, $14,081,000, and $12,166,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Capitalized Software

Capitalized software reflects costs related to internally developed or purchased software used by the Company that has future economic benefits. Certain internal and external costs incurred during the application stage of development are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for Computer Software Developed or Obtained for Internal Use.” Costs incurred during the preliminary project and post implementation stages, including training and maintenance costs, are expensed as incurred. The majority of these capitalized software costs consists of internal payroll costs and external payments for software purchases and related services. These capitalized computer software costs are amortized over periods ranging from three to ten years, depending on the estimated life of each software application. At least annually, the Company evaluates capitalized software for impairment in accordance with SFAS 144. Amortization expense for capitalized software was $8,875,000, $9,165,000, and $7,255,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Self-Insured Risks

The Company self insures certain insurable risks consisting primarily of professional liability, auto liability, employee medical, disability, and workers’ compensation liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Most of these self-insured risks are in the U.S. Provisions for claims under the self-insured programs are made based on the Company’s estimates of the aggregate liabilities for claims incurred, losses that have occurred but have not been reported to the Company, and for adverse developments on reported losses. The estimated liabilities are calculated based on historical claims payment experience, the expected lives of the claims, and other factors considered relevant by management. Changes in these estimates may occur as additional information becomes available. The estimated liabilities for claims incurred under the Company’s self-insured workers’ compensation and employee disability programs are discounted at the prevailing risk-free rate for U.S. government securities of an appropriate duration. All other self-insured liabilities are undiscounted. At December 31, 2008 and 2007, accrued liabilities for self-insured risks totaled $36,470,000 and $38,627,000, respectively, including current liabilities of $17,939,000 and $18,290,000, respectively.

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

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R” (“SFAS 158”). SFAS 158 requires sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the balance sheet, and provide additional disclosures. As permitted by SFAS 158, the Company’s adoption of SFAS 158 was in two phases. On December 31, 2006, the Company adopted the first phase, the recognition and disclosure provisions of SFAS 158. The requirement of SFAS 158 to measure the fair value of plan assets and benefit obligations as of the most recent balance sheet date, the second phase, was effective for the Company on January 1, 2008. Prior to 2008, the Company’s frozen U.S. defined benefit retirement plans as well as its frozen U.S. retiree medical benefit plan used a September 30 annual measurement date. Under SFAS 158, the September 30 early measurement date can no longer be used and the Company became required to instead use December 31 as its year-end measurement date beginning in 2008. The Company’s United Kingdom and other international defined benefit plans already used a fiscal year-end measurement date, and thus no measurement date changes were needed for those non-U.S. plans. SFAS 158 provided entities with two alternatives to transition to a fiscal year-end measurement date. The Company selected the alternative that allowed it to use the existing early measurement date of September 30, 2007 to compute net benefit costs for the period between October 1, 2007 and December 31, 2008 (the “15-month alternative” under SFAS 158). See Note 7, “Retirement Plans,” for more information on the Company’s adoption of SFAS 158.

External trusts are maintained to hold assets of the Company’s defined benefit pension plans in the U.S. and U.K. The Company’s funding policy is to make cash contributions in amounts sufficient to meet regulatory funding requirements.

Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to revenue recognition, accrued compensation, pension plans, self-insurance, and depreciation and amortization.

For financial reporting purposes, the provision for income taxes is the sum of income taxes both currently payable and payable on a deferred basis. Currently payable income taxes represent the liability related to the income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred income tax assets or liabilities as reported on the Company’s Consolidated Balance Sheets. The changes in deferred income tax assets and liabilities are determined based upon changes in the differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the enacted statutory tax rates in effect for the year in which the Company

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

estimates these differences will reverse. The Company must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets.

Other factors which influence the effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in the composition of taxable income from the countries in which the Company operates, the ability of the Company to utilize net operating loss carryforwards, and the Company’s accounting for any uncertain tax positions under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes” (“FIN 48”). See Note 6.

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

Sales and Other Taxes Assessed by Governments

In certain jurisdictions, both in the U.S. and internationally, various governments and taxing authorities require the Company to assess and collect sales and other taxes, such as Value Added Taxes, on certain services that the Company renders and bills to its customers. The Company records these government-imposed taxes on a net basis with amounts collected related to these pass-through taxes recorded as balance sheet transactions.

Earnings Per Share

Basic earnings per share (“EPS”) is computed based on the weighted-average number of total common shares outstanding during the respective period. Unvested grants of restricted stock, even though legally outstanding, are not included in the weighted-average number of common shares for purposes of computing basic EPS. Diluted EPS is computed under the “treasury stock” method based on the weighted-average number of total common shares outstanding (excluding nonvested shares of restricted stock issued), plus the dilutive effect of: outstanding stock options, estimated shares issuable under employee stock purchase plans, and nonvested shares under the Company’s Executive Stock Bonus Plan that vest based on service conditions or on performance conditions that have been achieved.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Below is the calculation of basic and diluted EPS for the years ended December 31, 2008, 2007, and 2006:

(in thousands, except earnings per share)	2008	2007	2006
Net income	$32,259	$16,116	$15,011

Weighted-average common shares outstanding	50,958	50,532	49,484
Less: Weighted-average unvested common shares outstanding	(262)	(68)	(61)

Weighted-average common shares used to compute basic earnings per share	50,696	50,464	49,423
Dilutive effects of stock-based compensation plans	1,479	134	153

Weighted-average common share equivalents used to compute diluted earnings per share	52,175	50,598	49,576

Basic earnings per share	$0.64	$0.32	$0.30

Diluted earnings per share	$0.62	$0.32	$0.30

Outstanding options to purchase approximately 1,944,000, 2,494,000, and 3,349,000 shares of the Company’s Class A common stock were excluded from the weighted-average computations of diluted EPS in 2008, 2007, and 2006, respectively, because the awards would have been antidilutive.

Foreign Currency

Realized net gains (losses) from foreign currency transactions totaled $2,046,000, $508,000, and ($76,000) for the years ended December 31, 2008, 2007, and 2006, respectively.

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated into U.S. dollars at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting translation adjustments are included in comprehensive income (loss) in the Company’s Consolidated Statements of Shareholders’ Investment and Comprehensive Income (Loss), and the accumulated translation adjustment is reported as a component of accumulated other comprehensive loss in the Company’s Consolidated Balance Sheets.

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

(in thousands)	2008	2007	2006
Adjustments to retirement liabilities	$(228,235)*	$(102,112)	$(117,128	)**
Tax benefit on retirement liabilities adjustments	84,343	38,367	43,923

Adjustments to retirement liabilities, net of tax	(143,892)*	(63,745)	(73,205	)**
Effective portion of interest rate swap, net of tax	(3,285)	(2,463)	—
Foreign currency translation adjustments	(10,980)	26,941	10,559

Total accumulated other comprehensive loss	$(158,157)	$(39,267)	$(62,646)

*	Includes adjustment of $769,000, net of $492,000 after income tax, relating to the second phase adoption of SFAS 158. See Note 7.
**	Includes adjustment of $(156,000), net of $(97,000) after income tax, relating to the initial adoption of SFAS 158. See Note 7.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, “Share-based Payment” (“SFAS 123R”), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2008, 2007, and 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified-prospective-transition method of adopting SFAS 123R, results for prior periods have not been restated. SFAS 123R requires the cash flows related to any tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) to be classified as financing cash flows. During the years ended December 31, 2008, 2007, and 2006, the Company recognized no such excess tax benefits.

Advertising Costs

Advertising costs are expensed in the period in which the costs are incurred. Advertising expenses were $3,532,000, $3,275,000, and $3,218,000, respectively, for the years ended December 31, 2008, 2007, and 2006.

Interest Rate Swap

In May 2007, the Company entered into a three-year interest rate swap agreement that effectively converts the LIBOR-based portion of the interest rate on an initial notional amount of $175.0 million of the Company’s floating-rate debt to a fixed rate of 5.25%. In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and related guidance, the Company designated the interest rate swap as a cash flow hedge of exposure to changes in cash flows due to changes in interest rates on an equivalent amount of debt. The notional amount of the swap is reduced over its three-year term to match the expected repayment of the Company’s outstanding debt and was $125.0 million at December 31, 2008. The Company is exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. The Company attempts to manage exposure to counterparty

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

credit risk primarily by selecting a counterparty only if it meets certain credit and other financial standards. The Company believes there have been no material changes in the creditworthiness of the counterparty to its interest-rate swap agreement. The Company reports the effective portion of the change in fair value of the derivative instrument as a component of its accumulated other comprehensive loss and reclassifies that portion into earnings in the same period during which the hedged transaction affects earnings. The Company recognizes the ineffective portion of the hedge, if any, in current earnings during the period of change. Amounts that are reclassified into earnings from accumulated other comprehensive loss and the ineffective portion of the hedge, if any, are reported on the same income statement line item as the original hedged item. The Company includes the fair value of the hedge in either current or non-current other liabilities and/or other assets on the balance sheet based upon the term of the hedged item.

At December 31, 2008, the fair value of the interest rate swap was a liability of $5,071,000 and the amount expected to be reclassified from accumulated other comprehensive loss into earnings during the next twelve months was approximately $3,855,000. During 2008, the amount reclassified into earnings as an adjustment to interest expense was $2,542,000. The amount reclassified into earnings in 2007 was not material.

Adoption of New Accounting Standards

The Company’s adoption of any other new accounting standards not previously discussed in Note 1 is presented below.

SFAS 162

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 is intended to improve financial reporting by providing a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. Prior to the issuance of SFAS 162, the GAAP hierarchy was defined in the AICPA Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS 162 also indicates that SEC rules and interpretations are additional sources of category A accounting principles for SEC registrants. SFAS 162 was effective November 15, 2008. The adoption of SFAS 162 did not have a material effect on the Company’s results of operations, financial condition, or cash flows.

Pending Adoption of New Accounting Standards

SFAS 141-R and EITF Issue 08-6

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141R”). SFAS 141R will replace SFAS 141, “Business Combinations” (“SFAS 141”), and will change many well-established business combination accounting practices and significantly affect how acquisition transactions are reflected in the financial statements.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

SFAS 141R will change the accounting treatment for certain acquisition-related activities that occur after its adoption including 1) recording contingent consideration at the acquisition date at fair value, 2) expensing acquisition-related costs as incurred, and 3) expensing restructuring costs associated with the acquired business. SFAS 141R will also introduce certain new disclosure requirements. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141R to have an impact on its consolidated financial statements. However, it could have a significant impact on the accounting for any acquisitions consummated after the effective date of the statement.

In November 2008, the Emerging Issues Task Force (“EITF”) of the FASB reached consensus on Issue 08-6, “Accounting for Equity Method Investments” (“EITF 08-6”). EITF 08-6 will require that equity-method investments be recognized using a cost accumulation model consistent with Appendix D of SFAS 141R. EITF 08-6 also will require that equity-method investments be assessed for other-than-temporary impairment in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock (“APB 18”). In conjunction with the adoption of SFAS 141R, EITF 08-6 will be effective for fiscal years beginning on or after December 15, 2008, and like SFAS 141R, the Company does not expect adoption to have an impact on its consolidated financial statements. However, it could have an impact on the accounting for any equity investments consummated after the effective date of the EITF.

SFAS 160

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 revises the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under the new standard, noncontrolling interests will be considered equity and the practice of classifying minority interests within a mezzanine section of the balance sheet will be eliminated. Net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the income statement of the attribution of that income between the controlling and noncontrolling interests. Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions. An issuance of noncontrolling interests that causes the controlling interest to lose control and deconsolidate a subsidiary will be accounted for by full gain or loss recognition. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is not permitted. At December 31, 2008, the Company had $4,808,000 of “Minority Interest in Equity of Consolidated Affiliates” in the mezzanine section of its Consolidated Balance Sheet that would have been reported as a component of Shareholders’ Investment (equity) had SFAS 160 been in effect. The Company will adopt SFAS 160 on January 1, 2009.

SFAS 161

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133”

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

(“SFAS 161”). SFAS 161 will apply to all derivative instruments and related hedged items accounted for under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 will amend SFAS 133 by requiring expanded disclosures about an entity’s derivative instruments and hedging activities, but will not change the scope or accounting of SFAS 133. Since SFAS 161 is only a disclosure-related pronouncement, its adoption will not have any impact on the Company’s operations, financial condition, or cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted.

FSP FAS 142-3

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 will amend the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). FSP FAS 142-3 is designed to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flow used to measure the fair value of the asset under SFAS 141. FSP FAS 142-3 is effective for financial statements for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. Accordingly, FSP FAS 142-3 will not serve as a basis to change the useful life of an intangible asset that was acquired prior to the effective date of FSP FAS 142-3, which will be January 1, 2009 for the Company. However, the FSP will require certain incremental disclosures for all intangible assets, including those recognized in periods prior to the effective date of this FSP.

FSP EITF 03-6-1

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). Under FSP EITF 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are considered participating securities under SFAS No. 128, “Earnings Per Share” (“SFAS 128”). As such, they should be included in the computation of basic earnings per share (“EPS”) using the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods within those years. Once effective, all prior-period EPS data presented must be adjusted retrospectively to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company’s restricted grants of Class A Common Stock made under its Executive Stock Bonus Plan provide for the payment of nonforfeitable dividends, should any be declared and paid by the Company, during any vesting period for the restricted stock grants. As such, these unvested restricted stock grants would be considered participating securities under SFAS 128, and thus the two-class method of computing EPS under SFAS 128 will apply to the Company upon adoption of FSP EITF 03-6-1 on January 1, 2009. The impact that the

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

adoption of FSP EITF 03-6-1 will have on the Company’s basic and diluted EPS calculations will depend upon the number of restricted stock grants outstanding at any particular time.

2. DISPOSITIONS AND ACQUISITIONS OF BUSINESSES

Disposition of Netherlands Subsidiary

On September 11, 2008, the Company’s Netherlands subsidiary sold the capital stock of one of its subsidiaries. The net cash received from the buyer was $4,269,000, which consisted of the cash sale price of $5,256,000, less cash of $987,000 belonging to the sold subsidiary. The nontaxable gain recognized on this disposition was $2,512,000, including a cumulative translation adjustment of $344,000 related to this sold entity. In connection with this disposition, the Company derecognized goodwill of $1,437,000 from the Company’s International Operations segment and reporting unit. The revenues and expenses of this sold subsidiary were not material to the consolidated financial statements of the Company or to the operating results of the Company’s International Operations segment. Accordingly, the Company has not reported the disposed business as discontinued operations in its consolidated financial statements.

Disposition of U.S. Subrogation Services

Effective February 28, 2007, the Company sold the operating assets of its U.S. subrogation services business for $5,000,000 in cash at closing plus a potential earnout. This business was part of the Company’s U.S. Property & Casualty operating segment. The Company recognized a pre-tax gain of $3,980,000 based on the $5,000,000 sale price and derecognized $571,000 of associated goodwill. Concurrent with the sale, the Company also entered into a services agreement (the “Agreement”) with the buyer. Under the terms of the Agreement, the buyer may provide subrogation and recovery services to certain clients of the Company and the Company may receive an administrative fee generated from these revenues earned by the buyer. The financial results of the subrogation services business are included in the Company’s consolidated financial statements through the effective date of sale, and due to the significance of the Agreement with the buyer in relationship to the disposed business, the Company has not reported the disposed business as discontinued operations in its consolidated financial statements. Revenues before reimbursements for the subrogation services business for the years ended December 31, 2007 and 2006 were $375,000 and $2,333,000, respectively. The earnout measurement period has ended, and amounts received by the Company under this earnout were not material.

Disposition of U.S. Investigation Services

On September 29, 2006, the Company sold the operating assets of its U.S. investigation services business for $3,000,000 in cash and a non interest-bearing note receivable of $2,000,000. The Company recognized a pre-tax gain of $3,069,000 on the transaction. The note receivable is due as follows: $1,000,000 on or before September 29, 2010 and $1,000,000 on or before September 29, 2013. The net book value of the disposed assets associated with this transaction totaled $473,000. In addition, goodwill of $526,000 was derecognized from the Company’s U.S. Property & Casualty segment and reporting unit. Since the note receivable does not bear interest, the Company discounted the note

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

receivable and reduced the gain on the sale transaction by $692,000 to $3,069,000. Interest income is being recognized over the life of the note receivable using the effective interest method. Also on September 29, 2006, the Company entered into a long-term agreement (the “Agreement”) with the buyer to refer certain of the Company’s clients to the buyer for surveillance and investigative services. Under the Agreement, the Company may receive an administrative fee from the buyer for these referrals. Revenues before reimbursements for the former investigation services business for the year ended December 31, 2006 were $6,502,000. The financial results of the investigations services business are included in the Company’s consolidated financial statements through the date of sale, and due to the significance of the Agreement with the buyer in relationship to the disposed business, the Company has not reported the disposed business as discontinued operations in its consolidated financial statements.

Acquisition of Specialty Liability Services Ltd.

On August 16, 2006, the Company’s U.K. subsidiary acquired all of the outstanding stock of Specialty Liability Services Ltd. (“SLS”). The purchase price paid at acquisition was $7,965,000, less $1,099,000 cash acquired. The results of SLS’s operations have been included in the Company’s consolidated financial statements since that date. SLS is a specialist liability adjusting and claims handling company with operations in the U.K. The net assets acquired included amortizable intangible assets of $1,409,000, indefinite-live intangible assets of $2,487,000, and goodwill of $2,929,000. The purchase price was increased by $888,000 and $338,000 in 2008 and 2007, respectively, due to additional acquisition costs incurred in 2007 and earnout payments in both years. Over the next two years, we anticipate making additional payments of $1,586,000 to the sellers of SLS.

Acquisition of e-Triage.com, Inc.

On October 30, 2006, the Company purchased all of the outstanding stock of e-Triage.com, Inc. (“e-Triage”). The results of e-Triage’s operations have been included in the Company’s consolidated financial statements since that date. The purchase price consisted of $3,500,000 cash paid at closing and 842,815 restricted shares of the Company’s Class A common stock valued at $5,163,000. The restrictions associated with these 842,815 shares have since lapsed. The primary assets of e-Triage are a proprietary database and a software application used in the management of disability and workers’ compensation claims. In 2007, the purchase price was increased $31,000 for additional acquisition costs incurred and the fair values of intangible assets acquired in the acquisition were decreased by $3,396,000 with a corresponding increase in goodwill as a result of final appraisals. Also, deferred tax assets arising from the purchase transaction were subsequently increased by $1,274,000 with a corresponding decrease in goodwill.

Acquisition of Broadspire Management Services, Inc.

On October 31, 2006, the Company completed the acquisition of Broadspire Management Services, Inc. (“BMSI”) pursuant to a Stock Purchase Agreement dated August 18, 2006 (the “Stock Purchase Agreement”). BMSI is a third-party administrator offering a comprehensive integrated platform of workers’ compensation and liability claims management and medical management services. The Company began recording the operating activities of BMSI in its consolidated financial statements for periods after

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

October 31, 2006. The Company combined its existing workers’ compensation and liabilities claims management and medical services operations with those of the acquired BMSI to form the Company’s Broadspire segment. The acquisition of BMSI contributed approximately $192,058,000 and $33,100,000 in revenues in 2007 and 2006, respectively. Due to the integration of the acquired BMSI business into the Company’s existing operations within the Broadspire segment, after 2007 the Company can no longer distinguish which 2008 revenues were attributable solely to the acquired BMSI business.

The purchase price paid at acquisition for BMSI was $150,000,000, less $577,000 cash acquired. In addition, the Company paid $2,570,000 in direct acquisition-related costs. In 2007, the purchase price was increased by $609,000 for additional acquisition costs and the fair value of net assets acquired at acquisition was increased by $1,552,000 with a corresponding decrease in goodwill. Also, deferred tax assets arising from the purchase transaction were subsequently increased by $3,284,000 with a corresponding decrease in goodwill.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the BMSI acquisition:

(in thousands)
Assets
Current assets, including cash acquired of $577	$36,117
Property and equipment, net	4,539
Computer software	1,554
Goodwill	134,076
Intangible assets	117,300
Deferred tax asset, net	2,936
Other noncurrent assets	15,112

Total assets acquired	311,634

Liabilities
Current liabilities, including deferred revenue obligations	88,378
Deferred revenue obligations-noncurrent	70,062
Other liabilities	15

Total liabilities assumed	158,455

Net assets acquired	$153,179

The amounts assigned to goodwill and the intangible assets are not currently deductible for income tax purposes.

The following table reflects the condensed pro forma results of operations for the year ended December 31, 2006 as though the business combination with Broadspire had been completed at the beginning of 2006.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

(in thousands, except earnings per share)	Year ended December 31, 2006
(unaudited)
Pro forma revenue	$1,078,956
Pro forma net income	$15,983
Pro forma earnings per share-basic and diluted	$0.32

In connection with the acquisition of BMSI, the Company recorded a liability in the fourth quarter 2006 of $1,824,000 for severance payments to BMSI employees terminated as a result of the acquisition and $432,000 to cover the cost of certain BMSI office leases that have been or will be terminated. This liability was recorded in accordance with Emerging Issues Task Force Issue 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” with a corresponding increase in goodwill. At December 31, 2008, the remaining liability balance was $242,000 and was associated with the office leases.

3. GOODWILL AND INTANGIBLE ASSETS

The goodwill recognized, fair values of assets acquired, liabilities assumed, and the net cash paid and stock issued in 2008 and 2007 related to acquired businesses, including adjustments for prior acquisitions, were as follows:

(in thousands)	2008	2007
Goodwill acquired
For current year acquisitions:
International Operations segment	$—	$77
Adjustments for prior years’ acquisitions:
International Operations segment	4,949	500
Broadspire segment	—	(4,584)

Total goodwill	4,949	(4,007)

Intangible assets acquired
For current year acquisitions:
Corporate	—	294
Adjustments for prior years’ acquisitions:
Corporate	6
Broadspire segment	—	(3,396)

Total intangible assets	6	(3,102)

Fair values of tangible assets acquired	(6)	6,642
Earnout payment in accrued liabilities	4,061	—
Fair values of liabilities assumed	—	(1,790)
Cash paid, net of cash acquired	$888	$1,323

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Adjustments for prior years’ acquisitions include adjustments to the fair values of assets acquired and liabilities assumed and also for payments made under earnout agreements.

Included in the 2008 goodwill adjustments of $4,949,000 for the International Operations segment is a $4,061,000 additional earnout payment due to the seller of Robertson & Company Group (“Robertson”). Robertson was acquired by the Company’s Australian subsidiary in 2002. Based on the earnout agreement, the Company has recorded this determinable earnout payment of $4,061,000 in goodwill at December 31, 2008. However, the Company is not required to make this earnout payment until 2009, thus it is not reflected as a use of cash in the investing section of the Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2008.

During the year ended December 31, 2008, no material acquisitions were completed.

On January 1, 2008, the Company’s Strategic Warranty Services unit was transferred from the Legal Settlement Administration segment to the U.S. Property & Casualty segment. As a result of this transfer, $3,813,000 of goodwill was reallocated from the Legal Settlement Administration reporting unit and segment to the U.S. Property & Casualty reporting unit and segment.

The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007:

(in thousands)	U.S. Property & Casualty	Broadspire	Legal Settlement Administration	International Operations	Total
Balance at December 31, 2006	$6,405	$144,928	$20,049	$85,318	$256,700
Goodwill for acquired businesses	—	(4,584)	—	577	(4,007)
Goodwill for disposed business	(571)	—	—	—	(571)
Foreign currency effects	—	—	—	7,089	7,089

Balance at December 31, 2007	5,834	140,344	20,049	92,984	259,211
Goodwill for acquired businesses	—	—	—	4,949	4,949
Goodwill for disposed business	—	—	—	(1,437)	(1,437)
Transfer of business	3,813	—	(3,813)	—	—
Foreign currency effects	—	—	—	(10,826)	(10,826)

Balance at December 31, 2008	$9,647	$140,344	$16,236	$85,670	$251,897

For 2007, a correction was made for the Broadspire and eTriage acquisitions. Deferred tax assets arising from the Broadspire and eTriage purchase transactions were subsequently increased by $3,284,000 and $1,274,000, respectively, with corresponding decreases in goodwill.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The following is a summary of intangible assets at December 31, 2008 and 2007:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted- Average Amortization Period
Intangible assets subject to amortization:
December 31, 2008:
Customer Relationships	$89,401	$(13,009)	$76,392	12.7 years
Technology-Based	4,100	(921)	3,179	7.2 years

Total	$93,501	$(13,930)	$79,571	12.3 years

December 31, 2007:
Customer Relationships	$89,725	$(7,049)	$82,676	13.7 years
Technology-Based	4,094	(483)	3,611	8.2 years

Total	$93,819	$(7,532)	$86,287	13.3 years

Intangible assets not subject to amortization:
December 31, 2008:
Trademarks	$31,818		$31,818

December 31, 2007:
Trademarks	$32,391		$32,391

Amortization of intangible assets was $6,464,000 and $6,399,000 for the years ended December 31, 2008 and 2007, respectively. For each of 2008 and 2007, $6,025,000 of amortization for customer-relationship intangible assets was excluded from operating earnings (see Note 10). Intangible assets subject to amortization are amortized on a straight-line basis over lives ranging from 5 to 15 years. For intangible assets at December 31, 2008 subject to amortization, annual estimated aggregate amortization expense is $6,447,000 for 2009, 2010, and 2011; $6,414,000 for 2012; and $6,388,000 for 2013.

4. TERM LOANS AND REVOLVING CREDIT FACILITY

Credit Agreement

On October 31, 2006, the Company entered into a secured credit agreement (the “Credit Agreement”) with a syndication of lenders. The Credit Agreement provides for a maximum borrowing capacity of $310,000,000, comprised of (i) a term loan facility (the “term loan’) with an original principal amount of $210,000,000 and (ii) a revolving credit facility in the principal amount of $100,000,000 with a swingline subfacility, a letter of credit subfacility, and a foreign currency sublimit. On December 21, 2007, the Company entered into an amendment to the Credit Agreement that increased the variable interest rate on the term loan facility and changed the debt covenant related to a leverage ratio that the Company is required to maintain. The term loan has a variable interest rate based on

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

LIBOR, and at December 31, 2008 the interest rate on the term loan was LIBOR plus 2.50%, or 3.96%. The revolving credit facility also has variable interest rates based on LIBOR and other factors set by the lenders. At December 31, 2008, the weighted-average interest rate on borrowings outstanding under the revolving credit facility was 9.97%, and all outstanding borrowings were outside the U.S.

In May 2007, the Company entered into a three-year interest rate swap agreement which effectively converted the LIBOR-based portion of the interest rate on an initial notional amount of $175.0 million of the Company’s floating-rate debt to a fixed rate of 5.25%. (see Note 1).

The term loan requires minimum principal repayments of $525,000 at the end of each calendar quarter beginning December 31, 2006 and continuing for the subsequent 27 quarters with a final balloon payment due on October 30, 2013. Outstanding borrowings under the revolving credit facility are due in full on October 30, 2011. Interest is payable quarterly on both. During 2007, the Company made additional voluntary payments of $12,500,000 on the term loan. During 2008, the Company made only the required quarterly repayments of $525,000 on the term loan. The Company may be required to make additional annual debt repayments if the Company generates excess cash flows and fails to meet certain leverage ratios as defined in the Credit Agreement. For the year ended December 31, 2008, the Company was not required to make additional debt payments under this provision of the amended Credit Agreement.

Each of the direct and indirect domestic subsidiaries of the Company, and certain of its foreign subsidiaries, guarantees the obligations of the Company under the Credit Agreement. The Company’s and the subsidiary guarantors’ obligations under the Credit Agreement are secured by liens on all of their respective personal property and mortgages over certain of their owned and leased properties.

The Credit Agreement contains customary representations, warranties and covenants, including covenants limiting liens, indebtedness, guaranties, mergers and consolidations, substantial asset sales, investments, loans, sales and leasebacks, dividends and distributions, and other fundamental changes. In addition, the Credit Agreement requires the Company to meet certain financial tests.

Under the Credit Agreement, the Company and its consolidated subsidiaries must maintain a leverage ratio defined as the ratio of consolidated debt to earnings before interest expense, income taxes, depreciation, amortization, stock-based compensation expense, and certain other charges (“EBITDA”) of no more than (i) 3.00 to 1.00 from and including the fourth quarter of 2008 through the third quarter of 2009 and (ii) 2.50 to 1.00 from and after the fourth quarter of 2009.

Under the Credit Agreement, the fixed charge coverage ratio, defined as the ratio of EBITDA to total fixed charges consisting of scheduled principal and interest payments and restricted payments as defined in the Credit Agreement, of the Company and its consolidated subsidiaries must not be less than 1.50 to 1.00.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The Credit Agreement also provides for the Company and its consolidated subsidiaries to maintain a minimum net worth of at least the sum of (i) $150,000,000 plus (ii) 50% of the cumulative net income of the Company and its consolidated subsidiaries after the third quarter of 2006 plus (iii) any net proceeds from any underwritten public offering of any capital stock of the Company.

The covenants in the Credit Agreement also place certain restrictions on the Company’s ability to pay dividends to shareholders, including a $12,500,000 limit on dividend payments in any 12-month period.

In the event of a default by the Company under the Credit Agreement, the lenders may terminate the commitments under the agreement and declare any amounts then outstanding, including all accrued interest and unpaid fees, payable immediately. For events of default relating to insolvency, bankruptcy or receivership, the commitments are automatically terminated and the amounts outstanding become payable immediately.

At December 31, 2008, the Company was in compliance with the debt covenants under the Credit Agreement. If the Company does not meet the covenant requirements in the future, it would be in default under the Credit Agreement. In such an event, the Company would need to obtain a waiver of the default or repay the outstanding indebtedness under the Credit Agreement. If the Company could not obtain a waiver on satisfactory terms, it could be required to renegotiate the Credit Agreement. Any such renegotiations could result in less favorable terms, including higher interest rates, accelerated payments, and fees.

At December 31, 2008 and 2007, a total of $194,618,000 and $212,394,000, respectively, was outstanding under the Credit Agreement. In addition, commitments under letters of credit totaling $19,870,000 and $19,762,000 were outstanding at December 31, 2008 and 2007, respectively, under the letters of credit subfacility of the Credit Agreement. These letter of credit commitments were for the Company’s own obligations. Including the amounts committed under the letters of credit subfacility, the unused balance of the revolving credit portion of the credit facility totaled $68,286,000 and $52,719,000 at December 31, 2008 and 2007, respectively.

Short-term borrowings, including bank overdraft facilities, totaled $13,366,000 and $29,389,000 at December 31, 2008 and 2007, respectively.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Long-term debt consisted of the following at December 31, 2008 and 2007:

(in thousands)	2008	2007
Term loan facility, principal of $525 and interest payable quarterly with balloon payment due October 2013	$182,775	$184,875

Other term loan payable to bank, principal and interest at 5.45%, payable bi-annually through December 2010	231	367

Capital lease obligations	484	682

Total long-term debt and capital leases	183,490	185,924
Less: current installments	(2,284)	(2,475)

Total long-term debt and capital leases, less current installments	$181,206	$183,449

The Company’s capital leases are primarily comprised of leased automobiles with terms ranging from 24 to 60 months.

Scheduled principal repayments of long-term debt, including capital leases, as of December 31, 2008 are as follows:

	Payments Due by Period
(in thousands)	2009	2010–2011	2012–2013	2014 and Thereafter	Total
Long-term debt, including current portions	$2,146	$4,385	$176,475	$—	$183,006
Capital lease obligations	138	250	83	13	484

Total	$2,284	$4,635	$176,558	$13	$183,490

Interest expense, including any impact from the Company’s interest rate hedge, on the Company’s short-term and long-term borrowings was $19,616,000, $19,202,000, and $8,146,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Interest paid on the Company’s short-term and long-term borrowings was $19,037,000, $21,166,000, and $6,327,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Repayment and Early Termination of Former Credit Agreements

Simultaneously with entering into the Credit Agreement, the Company also terminated and repaid amounts outstanding under its former revolving line of credit and its former term loan on October 31, 2006. As a result of the early terminations of these debt agreements, the Company realized a loss on the early extinguishment of $1,401,000 on October 31, 2006. This amount included unamortized loan costs of $608,000 and $793,000 of early termination fees charged by the lenders.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

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

(in thousands)	2008	2007	2006
Office space	$46,501	$48,026	$33,915
Automobiles	9,651	8,654	8,411
Computers and equipment	646	634	689

Total operating leases	$56,798	$57,314	$43,015

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

At December 31, 2008, future minimum payments under non-cancelable operating leases with terms of more than 12 months were as follows: 2009—$47,715,000; 2010—$39,228,000; 2011—$30,971,000; 2012—$24,517,000; 2013—$19,313,000; and thereafter—$61,551,000.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

As part of the Company’s acquisition of BMSI on October 31, 2006, the Company assumed a significant long-term lease for two office buildings in Plantation, Florida, the former headquarters of BMSI. The Company’s lease obligation on these office buildings extends until December 2021. The associated minimum lease payments are included in the minimum lease obligations noted in the previous paragraph. Under the sublease arrangement between BMSI and a sublessor, the sublessor is obligated to pay the Company minimum sublease payments as follows:

(in thousands)
Year Ending December 31,
2009	$1,803
2010	1,830
2011	1,858
2012	1,885
2013	1,914
2014	480

Total minimum sublease payments to be received	$9,770

When the current sublease agreement expires in March 2014, the sublessor has the option to renew the sublease agreement through December 2021. Should the sublessor elect to renew the sublease agreement through December 2021, additional sublease payments from the sublessor to the Company would be $14,277,000 over the renewal period.

6. INCOME TAXES

Income (loss) before provision for income taxes consisted of the following:

(in thousands)	2008	2007	2006
U.S.	$6,190	$(1,744)	$10,222
Foreign	37,633	23,256	13,849

Income before taxes	$43,823	$21,512	$24,071

The provision (benefit) for income taxes consisted of the following:

(in thousands)	2008	2007	2006
Current:
U.S. federal and state	$(166)	$(1,172)	$(95)
Foreign	11,483	8,005	6,092
Deferred:
U.S. federal and state	766	(2,110)	3,290
Foreign	(519)	673	(227)

Provision for income taxes	$11,564	$5,396	$9,060

Net cash payments for income taxes were $7,975,000 in 2008, $2,339,000 in 2007, and $10,902,000 in 2006.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The provision for income taxes is reconciled to the federal statutory rate of 35% as follows:

(in thousands)	2008	2007	2006
Federal income taxes at statutory rate	$15,338	$7,529	$8,425
State income taxes, net of federal benefit	(223)	149	626
Foreign taxes	(2,110)	(658)	828
Change in valuation allowance	597	1,105	(532)
Credits	(3,468)	(1,062)	(317)
Tax exempt interest income	(267)	(1,155)	(1,177)
Nondeductible meals and entertainment	1,189	847	840
Changes in tax accruals and reserves	(170)	(2,012)	6
Other	678	653	361

Provision for income taxes	$11,564	$5,396	$9,060

The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2008, such undistributed earnings totaled $127,873,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable since such liability, if any, is dependent on circumstances existing when remittance occurs.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Deferred income taxes consisted of the following at December 31, 2008 and 2007:

(in thousands)	2008	2007
Accrued compensation	$12,536	$11,059
Accrued pension liabilities	85,267	38,819
Self-insured risks	14,698	14,920
Deferred revenues	24,604	31,612
Other post-retirement benefits	—	376
Tax credit carryforwards	4,710	1,052
Net operating loss carryforwards	26,837	25,971
Other	5,523	4,804

Gross deferred income tax assets	174,175	128,613

Accounts receivable allowance	4,942	7,919
Prepaid pension cost	15,699	12,686
Unbilled revenues	16,420	21,214
Depreciation and amortization	61,281	57,556
Tax accruals and reserves	3,039	3,087
Other post-retirement benefits	76	—

Gross deferred income tax liabilities	101,457	102,462

Net deferred income tax assets before valuation allowance	72,718	26,151
Less: valuation allowance	(9,285)	(10,092)

Net deferred income tax assets	$63,433	$16,059

Amounts recognized in the Consolidated Balance Sheets consist of :
Current deferred income tax assets included in deferred income tax liabilities	$20,031	$25,019
Current deferred income tax liabilities included in deferred income tax liabilities	(24,293)	(32,441)
Long-term deferred income tax assets included in deferred income tax assets	149,163	97,429
Long-term deferred income tax liabilities included in deferred income tax assets	(81,468)	(73,948)

Net deferred income tax assets	$63,433	$16,059

At December 31, 2008, the Company identified certain adjustments to the deferred tax assets arising from its acquisitions of BMSI and eTriage. Deferred tax assets at December 31, 2007 were increased by $4,558,000 to reflect these adjustments with a corresponding decrease in goodwill at that date.

At December 31, 2008, the Company had deferred tax assets related to net operating loss carryforwards of $26,837,000. An estimated $9,650,000 of the deferred tax asset will not expire, and $17,187,000 will expire over the next 20 years if not utilized by the Company. A valuation allowance is provided when it is deemed more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2008, the Company has a $9,285,000 valuation allowance related to certain net operating loss carryforwards generated in its international operations. The remaining net operating loss deferred tax asset of $17,552,000 is expected to be fully utilized by the Company.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

As disclosed in Note 1, on January 1, 2007 the Company adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position cannot be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 resulted in a $214,000 charge to the Company’s retained earnings that was reported as a cumulative effect adjustment for a change in accounting principle at January 1, 2007.

A reconciliation of the beginning and ending balance of unrecognized income tax benefits follows:

(in thousands)
Balance at January 1, 2007	$5,541
Additions based on tax provisions related to the current year	285
Additions for tax positions of prior years	126
Settlements	(1,917)
Lapses of applicable statutes of limitation	(410)

Balance at December 31, 2007	3,625
Additions based on tax provisions related to the current year	305
Additions for tax positions of prior years	18
Settlements	87
Lapses of applicable statutes of limitation	(682)

Balance at December 31, 2008	$3,353

The Company accrues interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. For the years ended December 31, 2008 and 2007, the Company recorded net interest income related to unrecognized tax benefits of $29,000 and $397,000, respectively. Total accrued interest expense at December 31, 2008, December 31, 2007, and January 1, 2007 was $899,000, $928,000, and $1,325,000, respectively.

Included in the total unrecognized tax benefits at December 31, 2008, December 31, 2007, and January 1, 2007 were $2,455,000, $2,566,000, and $4,278,000, respectively, of tax benefits that, if recognized, would affect the effective income tax rate.

The Company conducts business globally and, as a result, files U.S. federal and various state and foreign jurisdiction income tax returns. In the normal course of business, the Company is subject to examination by various taxing authorities throughout the world, including jurisdictions such as Canada, the United Kingdom, and the United States. With few exceptions, the Company is no longer subject to income tax examinations for years before 2001.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

It is reasonably possible that a reduction in a range of $50,000 to $300,000 of unrecognized tax benefits may occur within 12 months as a result of projected resolutions of worldwide tax uncertainties.

7. RETIREMENT PLANS

The Company and its subsidiaries sponsor various retirement plans. Substantially all employees in the U.S. and certain employees outside the U.S. are covered under the Company’s defined contribution plans. Certain employees, retirees, and eligible dependents are also covered under the Company’s defined benefit pension plans. A fixed number of U.S. employees, retirees, and eligible dependents are covered under a frozen post-retirement medical benefits plan in the U.S. In addition, the Company sponsors nonqualified, unfunded defined benefit pension plans for certain employees and retirees.

Employer contributions under the Company’s defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee’s compensation, and years of service. The Company’s cost for defined contribution plans totaled $25,350,000, $21,256,000, and $19,420,000 in 2008, 2007, and 2006, respectively.

The Company sponsors defined benefit pension plans in the U.S. and U.K. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit pension plan. The Company’s U.K. defined benefit pension plans have also been closed for new employees, but existing participants may still accrue additional limited benefits based on salary amounts in effect at the time the plan was closed. Benefits payable under the Company’s U.S defined benefit pension plan are generally based on career compensation; however, no additional benefits accrue on the frozen U.S. plan after December 31, 2002. Benefits payable under the U.K. plans are generally based on an employee’s final salary at the time the plan was closed. Benefits paid from the U.K. plans are also subject to adjustments for the effects of inflation. In 2009, the Company expects to make contributions of approximately $10,300,000 to its U.S. defined benefit pension plan and approximately $4,780,000 to its U.K. defined benefit pension plans.

Certain other employees located in the Netherlands, Norway, and Germany (referred to herein as the “other international plans”) have retirement benefits that are accounted for as defined pension benefits under U.S. GAAP.

Adoption of SFAS 158

As permitted, the Company’s adoption of SFAS No. 158 was in two phases. On December 31, 2006, the Company adopted the first phase, the recognition and disclosure provisions of SFAS 158. The first phase of SFAS 158 required the Company to recognize in its Consolidated Balance Sheet the unfunded status of its defined benefit pension plans and retiree medical benefit plan with a corresponding adjustment to

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

accumulated other comprehensive loss, net of income tax. The adjustment to accumulated other comprehensive loss at adoption represented the net unrecognized actuarial losses and unrecognized amortization of the transition intangible asset, all of which were previously netted against the plans’ funded status in the Company’s Consolidated Balance Sheet pursuant to the provisions of SFAS 87 and SFAS 106. These amounts are subsequently recognized as net periodic benefit cost. The Company had no unrecognized prior service costs at December 31, 2006. Actuarial gains and losses that are not recognized as net periodic benefit cost are recognized as a component of other comprehensive income (loss). Those amounts are subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive loss upon the adoption of SFAS 158.

The requirement of SFAS 158 to measure the fair value of plan assets and benefit obligations as of the most recent balance sheet date, the second phase, was effective for the Company on January 1, 2008. Prior to 2008, the Company used a September 30 annual measurement date for its frozen U.S. defined benefit pension plan as well as its frozen U.S. retiree medical benefit plan. Under SFAS 158, beginning in 2008, the September 30 early measurement date could no longer be used and the Company must instead use December 31 as its year-end measurement date. The Company’s U.K. and other international defined benefit plans already used a fiscal year-end measurement date, and thus no measurement date changes were needed for those non-U.S. plans.

SFAS 158 provided entities with two alternatives to transition to a fiscal year-end measurement date. The Company selected the alternative that allowed it to use the existing early measurement date of September 30, 2007 to compute net periodic benefit cost for the period between October 1, 2007 and December 31, 2008 (the “15-month alternative” under SFAS 158). Net periodic benefit costs under the 15-month period alternative were a net credit of $711,000 before income taxes for its U.S. defined benefit pension plan and its frozen U.S. retiree medical benefit plan. Eighty percent of this net periodic benefit expense credit, or approximately $569,000 credit before income taxes, was recognized in the Company’s Consolidated Statement of Income as a periodic benefit cost reduction during 2008. The remaining 20% of the benefit credit, or approximately $94,000 credit after income taxes, was credited to the Company’s beginning retained earnings on January 1, 2008.

The 2008 adoption of the second phase of SFAS 158 resulted in a credit of $769,000, or approximately $492,000 net of income taxes, to the Company’s accumulated other comprehensive loss.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The reconciliation of the beginning and ending balances of the projected benefit obligations and the fair value of plans’ assets for the Company’s defined benefit pension plans as of the plans’ most recent measurement dates is as follows:

Funded Status (in thousands)	2008	2007
Projected Benefit Obligations:
Beginning of measurement period	$629,640	$585,593
Service cost	2,506	3,095
Interest cost	40,694	35,310
Employee contributions	716	781
Actuarial (loss) gain	(48,123)	18,902
Divestiture	(1,706)	—
Benefits paid	(33,808)	(30,654)
Foreign currency effects	(52,207)	16,613

End of measurement period	537,712	629,640

Fair Value of Plans’ Assets:
Beginning of measurement period	548,871	491,885
Actual return on plans’ assets	(139,015)	62,656
Employer contributions	24,577	8,541
Employee contributions	716	781
Divestiture	(1,127)	—
Benefits paid	(33,808)	(30,654)
Foreign currency effects	(45,759)	15,662

End of measurement period	354,455	548,871

Unfunded Status	$(183,257)	$(80,769)

For the Company’s U.S. defined benefit plans, the amounts for 2008 in the table above cover the fifteen month period between October 1, 2007 and December 31, 2008. Due to the status of the plans, the accumulated benefit obligations and the projected benefits obligations are not materially different. Benefit payments from supplemental pension plans during 2008 and 2007 included $311,000 and $237,000, respectively, in payments related to unfunded plans that were paid from Company assets.

The underfunded status of the Company’s defined benefit pension plans and post-retirement medical benefits plan recognized in the Consolidated Balance Sheets at December 31 consisted of:

(in thousands)	2008	2007
Long-term accrued pension liability – U.S. plan	$151,135	$45,327
Long-term accrued pension liability – U.K. plans	25,757	27,872
Long-term accrued pension liability – other international plans	2,650	3,778
Pension obligations included in other noncurrent liabilities	3,435	3,520
Post-retirement medical benefits liability in self-insured risks	744	1,898
Pension obligations included in current liabilities	280	272
Post-retirement medical liability included in current liabilities	103	254
Accumulated other comprehensive (loss), before income taxes	(228,235)	(102,112)

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The following tables set forth the 2008 and 2007 changes in accumulated other comprehensive loss for the Company’s defined benefit retirement plans and post-retirement medical benefits plan on a combined basis. For the U.S. defined benefit pension plans and the post-retirement medical plan, the 2008 amounts in the tables below cover the fifteen month period between October 1, 2007 and December 31, 2008.

Unrecognized actuarial (loss)/gain: (in thousands)	Defined Benefit Pension Plans	Post-Retirement Medical Plan
Net unrecognized actuarial (loss) gain at beginning of 2007	$(117,315)	$1,179
Amortization of net loss (gain) during 2007	8,219	(388)
Net gain arising during 2007	7,421	414
Currency translation for 2007	(870)	—

Net unrecognized actuarial (loss) gain at end of 2007	(102,545)	1,205
Amortization of net loss (gain) during 2008	4,475	(18)
Divestiture	253	—
Net (loss) gain arising during 2008	(140,397)	1,490
Currency translation for 2008	7,674	—

Net unrecognized actuarial (loss) gain at end of 2008	$(230,540)	$2,677

Unrecognized intangible asset amortization: (in thousands)	Defined Benefit Pension Plan
Unrecognized amortization at beginning of 2007	$ (992)
Amortization expense recognized during 2007	302
Currency translation for 2007	(82)

Unrecognized amortization at end of 2007	(772)
Amortization expense recognized during 2008	236
Currency translation for 2008	164

Unrecognized amortization at end of 2008	$ (372)

Unrecognized intangible asset amortization and net unrecognized actuarial losses included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit costs during the year ending December 31, 2009 for the U.S. and U.K. plans are $174,000 ($110,000 net of tax) and $7,120,000 ($4,489,000 net of tax), respectively.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Net periodic benefit cost (credit) related to the Company’s defined benefit pension plans recognized in the Company’s Consolidated Statements of Income for the years ended December 31, 2008, 2007, and 2006 included the following components:

(in thousands)	2008	2007	2006
Service cost	$2,506	$3,095	$2,689
Interest cost	34,749	35,310	32,536
Expected return on assets	(41,981)	(38,977)	(36,256)
Amortization of intangible asset	236	302	279
Amortization of actuarial loss	3,703	8,219	9,724

Net periodic benefit (credit) cost	$(787)	$7,949	$8,972

Benefit cost for the U.S. defined benefit pension plan and the retiree medical plan no longer include service cost since those plans are frozen.

Certain assumptions used in computing the benefit obligations and net periodic benefit cost for the U.S. and U.K. defined benefit pension plans were as follows:

U.S. Defined Benefit Plan:	2008	2007
Discount rate used to compute benefit obligations	6.70%	6.46%
Discount rate used to compute periodic benefit cost	6.46%	5.99%
Expected long-term rates of return on plan’s assets	8.50%	8.50%

U.K. Defined Benefit Plans:	2008	2007
Discount rate used to compute benefit obligations	7.30%	5.60%
Discount rate used to compute periodic benefit cost	5.60%	5.99%
Expected long-term rates of return on plans’ assets	8.50%	4.50% –10.85%

The discount rate assumptions reflect the rates at which the Company believes the benefit obligations could be effectively settled. The discount rates were determined based on the yield for a portfolio of investment grade corporate bonds with maturity dates matched to the estimated future payments of the plans’ benefit obligations. The expected long-term rates of return on plan assets were based on the plans’ asset mix, historical returns on equity securities and fixed income investments, and an assessment of expected future returns. Due to the status of the plans, increases in compensation rates are not material to the computations of benefit obligations or net periodic benefit cost.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Plan assets are invested in equity securities and fixed income investments, with a target allocation of approximately 40% to 80% in equity securities and 20% to 60% in fixed income investments. The plans’ asset allocations at the respective measurement dates, by asset category, for the Company’s U.S. and U.K. defined benefit pension plans, were as follows:

	2008	2007
Equity securities	71.2%	75.7%
Fixed income investments	26.2%	22.3%
Cash	2.6%	2.0%

Total asset allocation	100.0%	100.0%

Plan assets included shares of the Company’s Class A and Class B Common Stock with a total fair value of $6,690,000 and $3,735,000 at December 31, 2008 and September 30, 2007, respectively. These shares of the Company’s common stock were sold and removed from Plan assets in early 2009.

Over the next ten years, the following benefit payments are expected to be required to be made from the Company’s U.S. and U.K. defined benefit pension plans:

Year	Expected Benefit Payments (in thousands)
2009	$ 29,235
2010	30,211
2011	31,058
2012	32,081
2013	32,988
2014 – 2018	179,657

Post-retirement Medical Benefits Plan

Certain U.S. retirees and a fixed number of U.S. long-term employees and eligible dependents are entitled to receive post-retirement medical benefits under the Company’s various medical benefit plans. The accumulated post-retirement medical benefit plan obligation recognized on the Company’s Consolidated Balance Sheets at December 31, 2008 and 2007 was $847,000 and $2,152,000, respectively. These amounts are net of an unrecognized actuarial gain of $2,677,000 and $1,205,000 at December 31, 2008 and 2007, respectively, related primarily to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This unrecognized gain is recognized as a reduction of annual benefit costs over the remaining life expectancies of the plan participants, and for the years ended December 31, 2008, 2007, and 2006, this recognition reduced net periodic benefit costs by $14,000, $388,000, and $576,000, respectively. For this plan, net periodic benefit cost (credit) was $117,000, $(223,000), and $(434,000) for the years ended December 31, 2008, 2007, and 2006, respectively. Benefit payments are funded by participant contributions and by contributions from the Company. Benefit payments made in the years ended December 31, 2008, 2007, and 2006 were $668,000, $897,000, and $934,000, respectively, of which $301,000 and $253,000 were funded by Company contributions to the plan in 2007 and 2006, respectively. The Company expects its funding obligation under this plan to be approximately $103,000 for benefit payments in 2009, and this amount is included as a current liability on the Company’s Consolidated

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Balance Sheet at December 31, 2008. Over the next ten years, benefit payments under this plan are estimated to total $662,000 and the Company will be required to fund any portion of the estimated benefit payments not funded by participant contributions.

8. COMMON STOCK

The Company has two classes of common stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company’s Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock. As described in Note 9, certain shares of Class A Common Stock are issued with restrictions under executive compensation plans.

As disclosed in Note 4, the Company’s Credit Agreement contains restrictions on dividends and distributions.

In April 1999, the Company’s Board of Directors authorized a discretionary share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2008, the Company has reacquired 2,150,876 shares of its Class A Common Stock and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively. No shares have been repurchased since 2004 under this plan.

In 2008, a maximum of 550,000 shares of the Company’s Class A Common Stock were authorized for issuance in early 2009 under the Company’s Frozen Accrued Vacation Stock Purchase Plan (the “Plan”). Under this Plan, certain officers and employees of the Company could voluntarily make a one-time irrevocable election to convert accrued vacation into shares of the Company’s Class A Common Stock. Such elections had to be made by December 31, 2008. Based on these elections, the Company estimates that accrued vacation in the amount of $386,000 will be used to purchase shares of the Company’s Class A Common Stock under the Plan. The ultimate number of shares to be issued under the Plan will depend on the market price of CRDA on date in 2009 that the shares are issued.

9. Stock-Based Compensation

As disclosed in Note 1, effective January 1, 2006 the Company adopted SFAS 123R and the related guidance using the modified-prospective-transition method.

The Company has three types of stock-based compensation plans: stock option plans, an executive stock bonus plan (performance shares and restricted shares), and employee stock purchase plans. The fair value of an equity award is estimated on the grant date without regard to service or performance conditions. The fair value is recognized as compensation expense over the requisite service period for all awards that vest. When recognizing compensation costs, estimates are made for the number of awards that will

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

vest, and subsequent adjustments are made to reflect both changes in the number of shares expected to vest and actual vesting. Compensation cost is not recognized for awards that do not vest because service or performance conditions are not satisfied. Compensation cost recognized at any date equals at least the portion of the grant-date value of an award that is vested at that date. For awards granted prior to January 1, 2006 that were not previously subject to expense recognition under APB 25, compensation expense under SFAS 123R is recognized only for the portions of those awards that were unvested at the adoption of SFAS 123R on January 1, 2006. Expense for these awards is recognized ratably beginning January 1, 2006 over the remaining vesting period of each award.

The pre-tax compensation expense recognized for all stock-based compensation plans was $5,858,000, $2,929,000 and $3,567,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

The total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation arrangements was $1,801,000, $816,000, and $1,023,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Some of the Company’s stock-based compensation awards are granted under plans which are designed not to be taxable as compensation to the recipient based on tax laws of the United States or the applicable country. Accordingly, the Company does not recognize tax benefits on all of its stock-based compensation expense.

During 2008, 2007 and 2006, the Company recognized no adjustments to additional paid-in capital for differences between deductions taken on its income tax returns related to stock-based compensation plans and the related income tax benefits previously recognized for financial reporting purposes.

Stock Option Plans

The Company has granted nonqualified and incentive stock options to key employees and directors. All stock options were for shares of the Company’s Class A Common Stock. Option awards were granted with an exercise price equal to the market price of the Company’s stock at the date of grant. The Company’s stock option plans have been approved by shareholders, although the Company’s Board of Directors is authorized to make specific grants of stock options under active plans. Employee stock options typically are subject to graded vesting over five years (20% each year) and have a typical life of ten years. Under SFAS 123R, compensation cost for stock options is recognized on a straight-line basis over the requisite service period for the entire award. For awards granted prior to the adoption of SFAS 123R, compensation expense is recognized only for the portion of the award that was unvested upon the adoption of SFAS 123R on January 1, 2006. For the years ended December 31, 2008, 2007, and 2006, compensation expense of $469,000, $536,000 and $795,000, respectively, was recognized for the key employee stock option awards.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Under the directors’ plan, board members were granted options upon initial election to the Board and upon annual re-election to the Board. Directors’ stock options were fully vested at grant date with a typical life of ten years. For the years ended December 31, 2008, 2007 and 2006, compensation expense of $28,000, $248,000, and $46,000, respectively, was recognized for directors’ stock options.

A summary of option activity as of December 31, 2008, and changes during 2008, 2007, and 2006, is presented below:

	Shares (in thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	4,595	$9.46	5.1 years	$ 773
Granted	49	5.80
Exercised	(12)	4.70
Forfeited or expired	(959)	10.71

Outstanding at December 31, 2006	3,673	9.10	4.7 years	805
Granted	120	6.51
Exercised	(30)	4.97
Forfeited or expired	(756)	12.86

Outstanding at December 31, 2007	3,007	8.10	4.7 years	0
Granted	274	4.40
Exercised	(184)	7.03
Forfeited or expired	(369)	12.87

Outstanding at December 31, 2008	2,728	$7.16	4.7 years	$2,008

Vested at December 31, 2008	2,315	$7.50	4.2 years	$1,386

Exercisable at December 31, 2008	2,315	$7.50	4.2 years	$1,386

The intrinsic value of all outstanding stock options at December 31, 2007 was zero since the per share market price of Crawford Class A Common Stock was less than the exercise price of all outstanding stock options. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2008, 2007, and 2006 was $2.55, $2.07, and $1.83, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2008, 2007, and 2006 was $611,000, $40,000, and $17,000, respectively. The total fair value of stock options vesting during the years ended December 31, 2008, 2007, and 2006 was $365,000, $1,100,000, and $1,269,000, respectively.

At December 31, 2008, there was $418,000 of unrecognized compensation cost related to unvested stock options for employee stock option awards. This cost is being recognized on a straight-line basis and will be fully recognized by first quarter of 2011. Directors’ stock options had no unrecognized compensation cost since directors’ options are vested when granted and the grant-date fair values are fully expensed on grant date.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing formula, with the following weighted-average assumptions:

	2008	2007	2006
Expected dividend yield	0.0%	3.4%	3.4%
Expected volatility	48%	36%	37%
Risk-free interest rate	3.9%	5.1%	5.1%
Expected term of options	8 years	7 years	7 years

The expected dividend yield used for 2007 and 2006 was based on the Company’s historical dividend yield. However, a dividend yield of zero was used in 2008 since the Company has not paid any cash dividends to shareholders since August 2006 and at this time the Company cannot predict when cash dividends will resume. The expected volatility of the price of the Company’s Class A Common Stock is based on historical realized volatility. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with terms equal to the expected term used in the pricing formula. The expected term of the option takes into account both the contractual term of the option and the effects of expected exercise behavior.

Executive Stock Bonus Plan

The Company’s executive stock bonus plan has two components: the performance share component and the restricted share component.

Under the performance share component, key employees of the Company are eligible to earn shares of Class A Common Stock upon the achievement of certain individual and corporate objectives. Share grants are determined at the discretion of the Company’s Board of Directors and are subject to graded vesting over periods typically ranging from three to five years. Shares are not issued until the vesting requirements have lapsed. Dividends are not paid or accrued on unvested shares. The grant-date fair value of a performance share grant is based on the market value of the Company’s Class A Common Stock (“CRDA”) on the date of grant, reduced for the present value of any dividends expected to be paid on CRDA shares but not paid to holders of unvested performance shares. If the award contains a performance condition, compensation expense for each vesting tranche in the award is recognized ratably from the service inception date to the vesting date for each tranche. Otherwise, compensation expense is recognized on a straight-line basis over the requisite service period.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

A summary of the status of the Company’s nonvested performance shares as of December 31, 2008, and changes in 2008, 2007, and 2006, is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2006	127,900	$6.38
Granted	1,061,350	5.18
Vesting	(26,960)	6.38
Forfeited or unearned	(74,270)	6.13

Nonvested at December 31, 2006	1,088,020	5.22

Granted	164,500	4.98
Vesting	(47,414)	5.27
Forfeited or unearned	(55,795)	4.95

Nonvested at December 31, 2007	1,149,311	5.20

Granted	1,217,300	4.02
Vesting	(1,063,754)	4.66
Forfeited or unearned	(139,690)	4.80

Nonvested at December 31, 2008	1,163,167	4.49

The total fair value of the 1,063,754, 47,414, and 26,960 performance shares vesting in 2008, 2007, and 2006 was $5,105,000, $250,000, and $172,000, respectively.

Compensation expense recognized for all performance shares totaled $4,481,000, $1,616,000, $1,663,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Compensation cost for these awards is net of estimated or actual award forfeitures. As of December 31, 2008, there was an estimated $2,558,000 of unearned compensation cost for all nonvested performance shares; this cost is expected to be recognized through 2010.

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

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

A summary of the status of the Company’s nonvested restricted shares as of December 31, 2008, and changes during 2008, 2007, and 2006, is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2006	5,000	$7.64
Granted	156,000	6.06
Vesting	(1,000)	7.64

Nonvested at December 31, 2006	160,000	6.09

Granted	31,670	5.51
Vesting	(116,534)	6.11

Nonvested at December 31, 2007	75,136	5.82

Granted	233,000	3.85
Vesting	(126,868)	4.25

Nonvested at December 31, 2008	181,268	4.39

Compensation expense recognized for all restricted shares for the years ended December 31, 2008, 2007, and 2006 was $515,000, $121,000, and $683,000, respectively. As of December 31, 2008, there was $733,000 of total unearned compensation cost related to nonvested restricted shares which is expected to be recognized over a weighted-average period of 1.8 years.

Employee Stock Purchase Plans

The Company has two employee stock purchase plans: the U.S. Plan and the U.K. Plan. The U.S. Plan is also available to eligible employees in Canada, Puerto Rico, and the U.S. Virgin Islands. Both plans are compensatory under SFAS 123R.

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

Under the U.S. Plan, the Company is authorized to issue up to 1,500,000 shares of its Class A Common Stock to eligible employees. Participating employees can elect each year to have up to $21,000 of their eligible annual earnings withheld to purchase shares at the end of the one-year withholding period which starts July 1 and ends June 30. The purchase price of the stock is 85% of the lesser of the closing price for a share of such stock on the first day or the last day of the withholding period. Participating employees may cease payroll withholdings during the withholding period and/or request a refund of all amounts withheld before any shares are purchased.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Since the U.S. Plan involves a look-back option, the estimate of the fair value for the option is separated into two components. The first component is calculated as 15% (the employee discount) of a nonvested share of the Company’s Class A Common Stock. The second component involves using the Black-Scholes-Merton option-pricing formula to value a one-year option on 85% of a share of the Company’s Class A Common Stock. This value is adjusted to reflect the effect of any estimated dividends that the employee will not receive during the life of the stock option.

During the years ended December 31, 2008 and 2007, a total of 135,368 and 107,962 shares, respectively, of the Company’s Class A common stock were issued under the U.S. Plan to the Company’s employees at discounted purchase prices of $5.35 and $5.72, respectively. At December 31, 2008, an estimated 148,000 shares will be purchased under the U.S. Plan in 2009. During the years ended December 31, 2008, 2007, and 2006, compensation expense of $270,000, $251,000, and $278,000, respectively, was recognized for the U.S. Plan.

Under the U.K. Plan, the Company is authorized to issue up to 1,000,000 shares of its Class A Common Stock. Under the U.K. Plan, eligible employees can elect to have up to £250 withheld from payroll each month to purchase shares at the end of a three-year withholding period. The purchase price of a share of stock is 85% of the market price of the stock at the beginning of the withholding period. Participating employees may cease payroll withholdings and/or request a refund of all amounts withheld before any shares are purchased.

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

At December 31, 2008, an estimated 641,000 shares in total will be purchased under the U.K. Plan at the end of the current withholding periods. These estimates are subject to change based on fluctuations in the value of the British pound against the U.S. dollar. The discounted purchase price for a share of the Company’s Class A Common Stock under the U.K. Plan ranges from $3.56 to $5.36. For the years ended December 31, 2008, 2007, and 2006, compensation cost of $94,000, $157,000, and $148,000, respectively, was recognized for the U.K. Plan. During the years ended December 31, 2008 and 2006, a total of 3,568 and 324,232 shares, respectively, of the Company’s Class A common stock were issued under the U.K. Plan. No shares were issued under this plan in 2007.

10. SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s four reportable operating segments are organized based upon the nature of services and/or geographic areas served and include: U.S. Property & Casualty which serves the U.S. property and casualty insurance company market, International Operations which serves the property and casualty insurance company markets outside of the U.S.,

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Broadspire which serves the U.S. self-insurance marketplace, and Legal Settlement Administration which serves the securities and other legal settlement markets, and bankruptcy markets. The Company’s four reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Intersegment sales are recorded at cost and are not material.

Operating earnings is the primary financial performance measure used by the Company’s senior management and chief operating decision maker to evaluate the financial performance of the Company’s four operating segments. The Company believes this measure is useful to investors in that it allows investors to evaluate segment operating performance using the same criteria used by the Company’s senior management. Operating earnings will differ from net income computed in accordance with GAAP since operating earnings exclude income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs.

Segment operating earnings include allocations of certain corporate overhead and shared costs. If the Company changes its allocation methods or changes the types of costs that are allocated to its four operating segments, prior periods are adjusted to reflect the current allocation process.

In the normal course of its business, the Company sometimes pays for certain out-of-pocket expenses that are reimbursed by its clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses in the Company’s Consolidated Statement of Income. However, in evaluating segment revenues, Company management excludes these reimbursements from segment revenues.

On January 1, 2008, the Company’s Strategic Warranty Services unit was transferred from the Legal Settlement Administration segment to the U.S. Property & Casualty segment. Prior period amounts for both segments have been restated to reflect this transfer.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

Financial information as of and for the years ended December 31, 2008, 2007, and 2006 covering the Company’s reportable segments is as follows:

(in thousands)	U.S. Property & Casualty	International Operations	Broadspire	Legal Settlement Administration	Total
2008
Revenues before reimbursements	$216,753	$445,056	$311,841	$ 74,932	$1,048,582
Operating earnings	22,614	38,893	3,526	10,814	75,847
Depreciation and amortization	961	7,323	3,145	2,911	14,340
Assets	63,069	304,355	305,655	56,275	729,354

2007
Revenues before reimbursements	$192,966	$376,639	$321,331	$ 84,207	$975,143
Operating earnings	7,621	24,660	3,141	10,727	46,149
Depreciation and amortization	502	7,174	3,399	2,619	13,694
Assets	55,263	329,420	322,423	79,203	786,309

2006
Revenues before reimbursements	$225,337	$303,697	$174,917	$115,571	$819,522
Operating earnings (loss)	18,176	14,451	(21,603)	21,055	32,079
Depreciation and amortization	656	6,878	2,176	2,128	11,838
Assets	72,201	286,785	354,188	84,872	798,046

Substantially all revenues earned in the U.S. Property & Casualty, Broadspire, and Legal Settlement Administration segments are earned in the U. S. Substantially all of the revenues earned in the International Operations segment are earned outside of the U.S.

Capital expenditures for the years ended December 31, 2008 and 2007 are shown in the following table:

(in thousands)	2008	2007
U.S. Property & Casualty	$794	$1,359
Broadspire	14,918	8,238
Legal Settlement Administration	1,430	2,360
International Operations	10,111	7,752
Corporate	4,758	8,400

Total capital expenditures	$32,011	$28,109

Capital expenditures in the table above for 2007 do not include leasehold improvement additions of $4,921,000 that were funded directly by a lessor.

The total of the Company’s reportable segments’ revenues reconciled to total consolidated revenues for the years ended December 31, 2008, 2007, and 2006 was as follows:

(in thousands)	2008	2007	2006
Segments’ revenues before reimbursements	$1,048,582	$975,143	$819,522
Reimbursements	87,334	76,135	80,858

Total consolidated revenues	$1,135,916	$1,051,278	$900,380

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The Company’s reportable segments’ total operating earnings reconciled to consolidated income before income taxes for the years ended December 31, 2008, 2007, and 2006 were as follows:

(in thousands)	2008	2007	2006
Operating earnings of all reportable segments	$75,847	$46,149	$32,079
Unallocated corporate/shared costs and credits, net	(6,728)	(8,919)	116
Net corporate interest expense	(17,622)	(17,326)	(5,753)
Amortization of customer-relationship intangibles	(6,025)	(6,025)	(1,124)
Stock option expense	(861)	(1,191)	(1,220)
Other gains and expenses, net	(788)	8,824	(27)

Income before income taxes	$43,823	$21,512	$24,071

The Company’s reportable segments’ total assets reconciled to consolidated total assets of the Company at December 31, 2008 and 2007 are presented in the following table. All foreign-denominated cash and cash equivalents are reported within the International Operations segment, while all U.S. cash and cash equivalents are reported as corporate assets in the following table:

(in thousands)	2008	2007
Assets of reportable segments	$729,354	$786,309

Corporate assets:
Cash and cash equivalents	23,011	23,161
Unallocated allowances on receivables	(2,129)	(3,434)
Property and equipment	13,828	15,546
Capitalized software costs, net	37,041	30,901
Assets of deferred compensation plan	12,984	12,598
Capitalized loan costs	3,462	4,179
Deferred tax asset	67,695	23,481
Prepaid assets and other current assets	8,639	8,962
Other non current assets	1,363	1,079

Total corporate assets	165,894	116,473

Total assets	$895,248	$902,782

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

The Company’s most significant international operations are in the U.K. and Canada, as presented in the following table:

(in thousands)	U.K.	Canada	Other	Total
2008
Revenues before reimbursements	$163,779	$119,405	$161,872	$445,056
Long-lived assets	60,212	31,311	18,004	109,527

2007
Revenues before reimbursements	$150,501	$90,587	$135,551	$376,639
Long-lived assets	66,423	35,190	22,266	123,879

2006
Revenues before reimbursements	$113,064	$73,642	$116,991	$303,697
Long-lived assets	64,968	29,285	18,660	112,913

Substantially all international revenues were derived from the insurance company market.

11. CLIENT FUNDS

The Company maintains funds in custodial accounts at financial institutions to administer claims for certain clients. These funds are not available for the Company’s general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled $246,280,000 and $247,070,000 at December 31, 2008 and 2007, respectively. In addition, the Company’s Legal Settlement Administration segment administers funds in noncustodial accounts at financial institutions that totaled $1,010,593,000 and $206,964,000 at December 31, 2008 and 2007, respectively.

12. CONTINGENCIES

In the past, the Company has structured certain acquisitions to include earnout payments, which are typically contingent upon the acquired entity reaching certain revenue and operating earnings targets. The amount of any contingent payments and length of the earnout period has varied for each acquisition, and the ultimate payments, when and if made, vary since they depend on future events. Based on projected levels of revenues and operating earnings, additional payments after December 31, 2008 under existing earnout agreements are expected to approximate $4,988,000 in 2009 and $791,000 in 2010. Of the $4,988,000 expected to be paid in 2009, $4,061,000 has been recorded in goodwill on the Company’s Consolidated Balance Sheet at December 31, 2008 since the measurement period for this earnout payment has ended and the Company can calculate the amount expected to be paid in early 2009. See Note 3.

As part of the Company’s Credit Agreement, the Company maintains a letter of credit facility to satisfy certain of its own contractual requirements. At December 31, 2008, the aggregate amount committed under the facility was $19,870,000.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

In the normal course of the claims administration services business, the Company is sometimes named as a defendant in suits by insureds or claimants contesting decisions made by the Company or its clients with respect to the settlement of claims. Additionally, certain clients of the Company have brought actions for indemnification on the basis of alleged negligence by the Company, its agents, or its employees in rendering service to clients. The majority of these claims are of the type covered by insurance maintained by the Company. However, the Company is self-insured for the deductibles under various insurance coverages. In the opinion of Company management, adequate provisions have been made for such self-insured risks.

The Company is subject to numerous federal, state, and foreign employment laws, and from time to time the Company faces claims by its employees and former employees under such laws. In addition, the Company has become aware that certain employers are becoming subject to an increasing number of claims involving alleged violations of wage and hour laws. The outcome of any of these allegations is expected to be highly fact specific, and there has been a substantial amount of recent legislative and judicial activity pertaining to employment-related issues. Such claims or litigation involving the Company or any of the Company’s current or former employees could divert management’s time and attention from the Company’s business operations and could potentially result in substantial costs of defense, settlement or other disposition, which could have a material adverse effect on the Company’s results of operations, financial position, and cash flows.

As previously disclosed, on October 31, 2006, the Company completed its acquisition of BMSI from Platinum Equity, LLC (“Platinum”). BMSI and Platinum are together engaged in certain legal proceedings against the former owners of certain entities acquired by BMSI prior to the Company’s October 31, 2006 acquisition of BMSI. Pursuant to the agreement under which the Company acquired BMSI (the “Stock Purchase Agreement”), Platinum has full responsibility to resolve all of these matters and is obligated to fully indemnify BMSI and the Company for all monetary payments that BMSI may be required to make as a result of any unfavorable outcomes related to these pre-existing legal proceedings. Pursuant thereto, Platinum has also agreed to indemnify the Company for any additional payments required under any purchase price adjustment mechanism, earnout, or similar provision in any of BMSI’s purchase and sale agreements entered into prior to the Company’s acquisition of BMSI. In the event of an unfavorable outcome in which Platinum does not indemnify the Company under the terms of the Stock Purchase Agreement, the Company may be responsible for funding any such unfavorable outcomes. At this time, the Company’s management does not believe the Company will be responsible for the funding of any of these matters. The Company has not recognized any loss contingencies for these matters in its consolidated financial statements.

Separately, the Company and Platinum have agreed to arbitration regarding the application of the purchase price adjustment mechanism contained in the Stock Purchase Agreement. The Company has received a notice from Platinum which disputes the Purchaser’s Statement (as defined in the Stock Purchase Agreement) delivered by the Company to Platinum and also asserts that Platinum is owed a certain amount thereunder. The Company is contesting this notice and has asserted its belief that it is owed a certain amount thereunder. At the present time, the Company is unable to determine any possible outcome of this dispute. In the event any cash is required to be paid to Platinum thereunder, any such amount will be recorded as additional goodwill in accordance with GAAP.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

In 2003, BMSI acquired NATLSCO, Inc. from a wholly-owned subsidiary of Lumberman Mutual Casualty Company (“LMC”). BMSI assumed certain obligations to service and administer a population of claims outstanding at the 2003 acquisition date. Liquidity to support these casualty claims operations for the foreseeable future was provided by cash infused by LMC at the 2003 acquisition date, and a receivable held in trust, which has and will continue to be distributed to BMSI in accordance with a trust agreement through August 2012. BMSI received total distributions from this trust of $4,693,000 during 2008, $7,569,000 during 2007, and $1,514,000 during November and December 2006. The Company believes that the funds that have been and will be received from LMC and the trust are sufficient to at least cover the actual costs that BMSI will incur over the next several years to service and administer this population of claims through closure. BMSI’s revenues from LMC totaled $10,710,000 for 2008, $13,474,000 for 2007, and $2,055,000 during November and December 2006. Accounts receivable from LMC included in accounts receivable in the Company’s Consolidated Balance Sheet were $2,129,000 and $3,577,000 at December 31, 2008 and 2007, respectively.

13. SALE OF THE FORMER CORPORATE HEADQUARTERS AND RECOGNITION OF DEFERRED GAIN

On June 30, 2006, the Company sold the land and building utilized as its former corporate headquarters in Atlanta, Georgia. These assets had a net carrying amount of $2,842,000. The base sale price of $8,000,000 was received in cash at closing. Also on June 30, 2006, the Company entered into a 12-month leaseback agreement for these same facilities. During the second quarter of 2007, the company relocated its corporate headquarters to nearby leased facilities. Under SFAS 98, “Accounting for Leases,” the Company deferred recognition of the gain related to this sale due to its leaseback of the facility. Net of transaction costs, a pre-tax gain of $4,844,000 was recognized by the Company upon the expiration of the leaseback agreement during the second quarter of 2007.

Under the sale agreement, the $8,000,000 base sale price is subject to upward revision depending upon the buyer’s ability to subsequently redevelop the property. The gain of $4,844,000 was based on the base sale price and did not include any amount for the potential upward revision of the sale price. Should such revision subsequently occur, the Company could ultimately realize a larger gain.

14. RESTRUCTURING ACTIVITIES AND CHARGES

In 2008, the Company recorded a pretax restructuring charge of $3,300,000. The charge consisted of $1,825,000 for severance and other costs in our International Operations segment, $300,000 for severance costs in our U.S. Property and Casualty segment, and $1,175,000 for professional fees incurred in connection with a restructuring of certain of the Company’s legal entities in the U.S. and internationally.

CRAWFORD & COMPANY

Notes to Consolidated Financial Statements

In connection with its acquisition and integration of BMSI, the Company developed and implemented a plan in the fourth quarter 2006 to restructure certain of its operations within its Broadspire operating segment. This restructuring involved employees and facilities associated with its existing Crawford Integrated Services (“CIS”) business and the acquired BMSI entity. As a result, the Company recorded a pre-tax restructuring charge of $1,695,000, or $0.02 per share, after reflecting income taxes, during the fourth quarter of 2006 related to employee severance payments as well as costs related to planned closures of certain existing leased branch office facilities of CIS. An additional $1,824,000 in employee severance payments to employees of the acquired BMSI entity and $432,000 related to the planned termination of acquired lease obligations from the acquired BMSI entity were recorded in goodwill. At December 31, 2008, $242,000 of the restructuring accrual remained and all of it related to planned office closures.

15. SUBSEQUENT EVENT

In February 2009, the Company amended its Credit Agreement. The amendment enables the Company to enhance certain operational and financial aspects of its business, including, among other things, undertaking an internal corporate realignment of certain of the Company’s operating subsidiaries and assets. A substantial portion of this realignment was completed in connection with the execution of this amendment. This corporate realignment did not impact the composition of the Company’s four operating segments. In addition, the amendment provides the Company with the ability to repurchase and retire, from time to time through December 2010, up to $25.0 million of the outstanding term debt under the agreement. The amendment did not change the base interest rate, interest rate spreads, covenants or other key terms of the Credit Agreement.

CRAWFORD & COMPANY

Selected Financial Data

(in thousands, except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,	2008	2007	2006 (2)	2005	2004
Revenues before Reimbursements	$1,048,582	$975,143	$819,522	$771,983	$733,567
Reimbursements	87,334	76,135	80,858	82,784	78,095

Total Revenues	1,135,916	1,051,278	900,380	854,767	811,662

Total Cost of Services	858,058	809,527	719,032	690,735	643,958

U.S. Property & Casualty Operating Earnings (1)	22,614	7,621	18,176	21,710	32,154
International Operating Earnings (1)	38,893	24,660	14,451	11,854	10,312
Broadspire Operating Earnings (Loss) (1)	3,526	3,141	(21,603)	(17,521)	(10,696)
Legal Settlement Administration Operating Earnings (1)	10,814	10,727	21,055	12,979	7,042
Unallocated Corporate and Shared Costs	(6,728)	(8,919)	116	(3,937)	(6,426)
Net Corporate Interest Expense	(17,622)	(17,326)	(5,753)	(5,145)	(3,536)
Stock Option Expense	(861)	(1,191)	(1,220)	—	—
Amortization of Customer-Relationship Intangible Assets	(6,025)	(6,025)	(1,124)	—	—
Other (Expenses) Gains	(788)	8,824	(27)	—	8,573
Income Taxes	(11,564)	(5,396)	(9,060)	(7,059)	(12,251)

Net Income	32,259	16,116	15,011	12,881	25,172

Earnings Per Share:
Basic	0.64	0.32	0.30	0.26	0.52
Diluted	0.62	0.32	0.30	0.26	0.51
Current Assets	348,357	382,752	382,143	339,218	344,707
Total Assets	895,248	902,782	892,988	574,071	571,260
Current Liabilities	278,696	291,568	282,284	209,020	209,164
Long-Term Debt, Less Current Installments	181,206	183,449	199,044	45,810	51,389
Total Debt	196,856	215,313	229,460	81,139	90,176
Shareholders’ Investment	175,551	254,215	211,151	179,031	194,833
Total Capital	372,407	469,528	440,611	260,170	285,009
Current Ratio	1.2:1	1.3:1	1.4:1	1.6:1	1.6:1
Total Debt-to-Total Capital	52.9%	45.9%	52.1%	31.2%	31.6%
Return on Average Shareholders’ Investment	15.0%	6.9%	7.7%	6.9%	13.7%
Cash Flows provided by Operating Activities	70,975	23,284	52,717	40,761	35,813
Cash Flows used in Investing Activities	(28,036)	(19,087)	(174,606)	(12,614)	(16,579)
Cash Flows used in Financing Activities	(12,220)	(17,189)	135,786	(19,450)	(22,300)
Shareholders’ Equity Per Share	3.43	5.02	4.19	3.65	3.99
Cash Dividends Per Share:
Class A and Class B Common Stock	—	—	0.18	0.24	0.24
Weighted-Average Shares and Share-Equivalents:
Basic	50,696	50,464	49,423	48,930	48,773
Diluted	52,175	50,598	49,576	49,347	48,996

(1)	This is a non-GAAP financial measure representing earnings (loss) before net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, other gains and expense, and income taxes.
(2)	On October 31, 2006, the Company acquired Broadspire Management Services, Inc. See Note 2 to the consolidated financial statements.

CRAWFORD & COMPANY

QUARTERLY FINANCIAL DATA (UNAUDITED)

DIVIDEND INFORMATION AND COMMON STOCK QUOTATIONS

(in thousands, except per share amounts)

2008	First	Second	Third	Fourth (4)	Full Year
Revenues from services:
Revenues before reimbursements	$255,512	$263,265	$266,916	$262,889	$1,048,582
Reimbursements	19,161	26,001	24,416	17,756	87,334

Total revenues:	274,673	289,266	291,332	280,645	1,135,916

Total Cost of Services	205,904	216,627	221,290	214,237	858,058

Pretax income	13,712	12,718	9,486	7,907	43,823

U.S. Property & Casualty operating earnings (1)	5,949	5,092	6,781	4,792	22,614
International operating earnings (1)	8,987	10,446	8,594	10,866	38,893
Broadspire operating earnings (loss) (1)	1,747	2,540	1,079	(1,840)	3,526
Legal Settlement Administration operating earnings (1)	2,497	3,142	2,853	2,322	10,814
Unallocated corporate and shared costs, net	651	(2,061)	(3,737)	(1,581)	(6,728)
Net corporate interest expense	(4,416)	(4,656)	(4,334)	(4,216)	(17,622)
Stock option expense	(195)	(279)	(243)	(144)	(861)
Amortization of customer-relationship intangible assets	(1,508)	(1,506)	(1,507)	(1,504)	(6,025)
Other gains	—	—	—	(788)	(788)
Income (taxes) benefit	(4,644)	(4,786)	(2,564)	430	(11,564)

Net income	$9,068	$7,932	$6,922	$8,337	$32,259

Earnings per share - basic (2)	$0.18	$0.16	$0.14	$0.16	$0.64
Earnings per share - diluted (2)	$0.18	$0.16	$0.13	$0.16	$0.62

Cash dividends per share:
Class A and Class B Common Stock	$—	$—	$—	$—	$—

Common stock quotations: (3)
Class A - High	$4.64	$7.00	$12.80	$10.14	$12.80
Class A - Low	$3.40	$3.91	$5.87	$3.94	$3.40
Class B - High	$6.00	$8.65	$18.38	$16.59	$18.38
Class B - Low	$3.65	$4.60	$7.58	$8.29	$3.65

2007	First	Second	Third	Fourth (5)	Full Year
Revenues from services:
Revenues before reimbursements	$243,608	$240,537	$245,774	$245,224	$975,143
Reimbursements	18,984	15,694	20,196	21,261	76,135

Total revenues:	262,592	256,231	265,970	266,485	1,051,278

Total Cost of Services	201,691	194,643	205,729	207,464	809,527

Pretax income	5,402	9,495	2,510	4,105	21,512

U.S. Property & Casualty operating earnings (loss) (1)	3,376	1,197	3,514	(466)	7,621
International operating earnings (1)	3,964	4,566	6,280	9,850	24,660
Broadspire operating (loss) earnings (1)	(681)	2,779	1,431	(388)	3,141
Legal Settlement Administration operating earnings (1)	2,636	3,033	2,126	2,932	10,727
Unallocated corporate and shared costs, net	(1,774)	(839)	(4,434)	(1,872)	(8,919)
Net corporate interest expense	(4,368)	(4,232)	(4,572)	(4,154)	(17,326)
Stock option expense	(295)	(346)	(260)	(290)	(1,191)
Amortization of customer-relationship intangible assets	(1,436)	(1,507)	(1,575)	(1,507)	(6,025)
Other gains	3,980	4,844	—	—	8,824
Income (taxes) benefit	(2,095)	(3,443)	943	(801)	(5,396)

Net income	$3,307	$6,052	$3,453	$3,304	$16,116

Earnings per share - basic and diluted (2)	$0.07	$0.12	$0.07	$0.07	$0.32

Cash dividends per share:
Class A and Class B Common Stock	$—	$—	$—	$—	$—

Common stock quotations: (3)
Class A - High	$6.10	$6.72	$6.42	$5.99	$6.72
Class A - Low	$5.13	$5.53	$5.09	$3.06	$3.06
Class B - High	$7.37	$7.03	$7.55	$7.18	$7.55
Class B - Low	$5.52	$5.67	$5.42	$3.28	$3.28

(1)	This is a non-GAAP financial measure representing earnings (loss) before net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, other gains and expense, and income taxes.
(2)	Due to the method used in calculating per share data as prescribed by SFAS 128, “Earnings Per Share,” the quarterly per share data may not total to the full year per share data.
(3)	The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock as reported on the New York Stock Exchange.
(4)	During the fourth quarter of 2008, the Company recognized pre-tax $3.3 million of restructuring charges. See Note 14 to the consolidated financial statements.
(5)	During the fourth quarter of 2007, approximately $1.5 million of accrued vacation earned during the first nine months of the year was forfeited and approximately $2.1 million of bonus accruals were reduced. These amounts were credited to pretax income.

The approximate number of record holders of the Company’s stock as of December 31, 2008: Class A - 2,556 and Class B - 599.